Form 20-F
period 2019-12-31
Liminal BioSciences Inc.
filed 2020-03-20
CIK 1351172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39131

LIMINAL BIOSCIENCES INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

+1 450 781 0115

(address of principal executive offices)

Kenneth Galbraith

Chief Executive Officer

Liminal BioSciences Inc.

440 Armand-Frappier Boulevard,

Suite 300

Laval, Québec

H7V 4B4

Tel: +1 450 781 0115

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	LMNL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Common Shares, no par value: 23,313,164 common shares outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐           Accelerated filer  ☐           Non-accelerated filer  ☒           Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

i

INTRODUCTION

Unless the context otherwise requires, all references in this Annual Report on Form 20-F, or the Annual Report, to “Liminal,” “company,” “we,” “us” and “our” refer to Liminal BioSciences Inc. and, where appropriate, our subsidiaries.

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our financial information is presented in Canadian Dollars and all references in this Annual Report to “$” means Canadian Dollars and all references to “US$” means U.S. Dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian Dollars into U.S. Dollars were made at the rate of $1.00 to $0.7699, which was the rate in effect on December 31, 2019. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Canadian Dollars at the dates indicated.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless otherwise indicated, all financial information included in this Annual Report has been retroactively adjusted to give effect to the 1000-for-1 consolidation of our common shares effected on July 5, 2019.

This Annual Report includes registered and unregistered trademarks such as Liminal BioSciences™ and Ryplazim® which are protected under applicable intellectual property laws and are the property of Liminal. Solely for convenience, our trademarks referred to in this Annual Report and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Report are the property of their respective owners.

We are incorporated under the laws of Canada. Substantially all of our assets are located outside the United States. In addition, several of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, investors should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors, or other said persons, predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or other laws of any state or jurisdiction of the United States.

In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada.

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, forward-looking statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan” or “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contains these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding us and our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this Annual Report include, without limitation, statements with respect to:

•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our clinical trials;
•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;

•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	general changes in economic or market conditions;
•	volatility of our share price; and
•	other risks and uncertainties, including those listed in this section of this Annual Report F titled “Item 3.D—Risk Factors.”

You should refer to the section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 20-F will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report on Form 20-F and the documents that we reference in this Annual Report on Form 20-F and have filed as exhibits to this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report on Form 20-F contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this Annual Report on Form 20-F is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

v

PART I

Item 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 and selected consolidated statements of financial position as of December 31, 2018 and 2019 from our consolidated audited financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations for the year ended December 31, 2016 and the selected consolidated statements of financial position as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements and notes which are not included in this Annual Report. The effect of the discontinuing operations on the consolidated financial statements for the year ended December 31, 2016 is unaudited. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

On November 25, 2019, we divested our bioseparations business operated through our former subsidiary, Prometic Bioseparations Ltd., or PBL. We determined that the results of operations for this business would be reported as discontinued operations, in accordance with the guidance under IFRS 5 Non-Current Asset Held for Sale and Discontinued Operations. Our consolidated statements of operations have been restated to reflect these discontinued operations. Accordingly, the selected consolidated financial data below, unless otherwise indicated, is based on results from continuing operations.

We maintain our books and records in Canadian dollars, and we prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We report our financial results in Canadian dollars.

Consolidated Statements of Operations and Consolidated Statements of Financial Position Data (in thousands, except per share data):

Year ended December 31	2019	2018	2017	2016
Consolidated Statements of Operations
Revenues	$4,904	$24,633	$22,313	$2,667
Net loss from continuing operations	(234,224)	(239,828)	(121,950)	(110,889)
Net loss	(206,753)	(237,896)	(120,036)	(110,669)
Net loss attributable to the owners of the parent per share:
Basic & diluted	(12.81)	(235.95)	(137.85)	(141.98)
Basic & diluted from continuing operations	(14.52)	(238.28)	(140.26)	(142.29)

Consolidated Statements of Financial Position
Cash and cash equivalents	61,285	7,389	23,166	27,806
Total assets	165,098	102,892	283,873	265,294
Net assets	94,934	(63,146)	143,431	159,343
Share capital	$932,951	$583,117	$575,150	$480,237
Weighted average number of outstanding shares (in thousands)	16,062	828	796	710

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to our Financial Position

We will require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of our pipeline of product candidates and their commercialization, if approved.

As of December 31, 2019, we had approximately $61.3 million of cash and cash equivalents, which we expect will be sufficient to fund our existing operations for at least the next 12 months.

We will require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of our product candidates and their commercialization, if approved. We have historically generated revenues, but have never achieved or maintained profitability, and will need additional financing in order to continue our activities.

Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current product candidates;
•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
•	the development requirements of other product candidates that we may pursue;
•	the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements;
•	the costs of building out our infrastructure, including hiring additional clinical, regulatory, quality control and manufacturing personnel;
•	the costs, timing and outcome of regulatory review of our product candidates;
•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
•	the extent to which we acquire or in-license other product candidates and technologies.

We have a limited committed external source of funds which expires on May 11, 2021. In the past, we have been financed in part through the Restructuring Transactions (as defined below), debt and public equity offerings and we may effect additional debt or equity offerings to raise capital, the size of which cannot be predicted. The issuance and sales of substantial amounts of equity or other securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our common shares. In addition, to the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of additional indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business.

If we raise additional capital through collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital.

If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. Such adjustments could be material. If we cannot continue as a viable entity, you may lose some or all of your investment.

We are not profitable and may never achieve profitability.

We are not profitable and may never achieve profitability. We have been reporting losses since our inception. We will need to generate significant revenues to achieve profitability. There is no guarantee that we will succeed in commercializing our product candidates, controlling our expenses and developing additional product candidates, and, therefore, we may never become profitable.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ deficit and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	continue our ongoing and planned research and development of fezagepras and 4547;
•	conduct preclinical studies and clinical trials for other current and future product candidates;
•	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	continue to scale up manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
•	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
•	develop, maintain, expand and protect our intellectual property portfolio;
•	acquire or in-license other product candidates and technologies;
•	hire additional clinical, quality control, regulatory and manufacturing personnel;
•	add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and
•	expand our operations in the United States, United Kingdom, Canada and other geographies.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with the development, manufacture, delivery and commercialization of drugs, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase and profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations.

The market conditions or our business performance may prevent us from having access to the public markets in the future.

The market conditions or our business performance may prevent us from having access to the public markets in the future. In such a case, we will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, which may not be available to us on favorable terms and conditions or at all. These debt instruments may contain terms and conditions (e.g. covenants, etc.) which may be challenging or difficult for us to respect, may be breached or trigger default provisions. Accordingly, we may be required to compensate counterparties, for costs and losses incurred as a result of various events, including breaches of representations and warranties, covenants, claims that may arise during the terms of said debt instruments or as a result of litigation that may be suffered by counterparties. If adequate funding is not available to us, we may be required to delay, reduce or eliminate our research and development of new product candidates, our clinical trials or our marketing and commercialization efforts to launch and distribute products, if any.

Risks Related to the Development and Commercialization of our Product Candidates

Our commercial success depends largely on the development and commercialization of our product candidates.

Our commercial success depends largely on the development and commercialization of our product candidates. Our failure to do so will have a material adverse effect on us. Our focus has been on development and partnering activities for our lead product candidates, fezagepras and Ryplazim, in which we have invested a significant portion of our financial resources and time. Our other compounds are at earlier stages of development.

The time required to obtain marketing approval by the U.S. Food and Drug Administration, or FDA, and other regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. For example, in response to our biologics license application, or BLA, which we submitted to the FDA seeking approval for use of Ryplazim for the treatment of congenital plasminogen deficiency, in April 2018 the FDA denied approval of the BLA in its current form and issued a complete response letter, or CRL. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data, and the chemistry, manufacturing and controls, necessary to gain approval may change during the course of a product candidate’s research and development and may vary among jurisdictions. It is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

Our ability to generate revenues in the future is primarily dependent on the commercialization and/or partnering of our product candidates.  There can be no guarantee of commercialization of these product candidates as they remain in development. Our ability to successfully commercialize any product candidates will depend on numerous factors including, without limitation:

•	the timing, progress, costs, and results of ongoing and planned clinical trials;
•

the willingness of the FDA and other regulatory agencies to grant approvals for the conduct of our clinical trials and acceptance of our preclinical studies as the basis for the review and approval of our product candidates;

•	the timing, outcome and costs of seeking and obtaining regulatory approvals from the FDA and other regulatory agencies;
•

market acceptance of our products, if any, by the medical community, patients and reimbursement by third- party payors (such as governmental health administration authorities and private health coverage insurers);

•	the timing and cost of establishing successful marketing and sales force or the entering into a commercial agreement with a partner for the marketing and sale of our products, if any;
•	the timing and costs of maintaining manufacturing plants and supply agreements of our product candidates for clinical trials and other studies and, if approved, for commercial supply;
•	our ability to meet milestones under agreements with third parties and to enter into collaborative agreements with third parties for the development and commercialization of our product candidates;
•	an increase in the number of competitors in the same market;
•	our ability to obtain coverage and adequate reimbursement from third-party payors and patients' willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;
•	the cost to maintain, expand, defend and enforce our intellectual property portfolio and our ability to effectively prosecute and protect our intellectual property and avoid patent infringement;
•	the costs of acquiring, licensing or investing in additional businesses, products or technologies; and
•

any other condition, obligation or requirement that may arise, all of which may delay our capacity to generate revenues and will adversely materially affect our financial conditions and operating results.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing and the regulatory submission process. It is possible that none of our product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our product candidates, which would materially harm our business.

We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. We received a complete response letter from the FDA regarding Ryplazim, declining to approve the existing BLA in its current form. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. The commercialization of our product candidates first requires the approval of the regulatory agencies in each of the countries where we intend to sell our product candidates. In order to obtain the required approvals, we must demonstrate, following preclinical studies and clinical trials, the safety, efficacy and quality of a product and that it can be manufactured in compliance with current good manufacturing practices, or cGMP, and required specifications. There can be no guarantee that we will succeed in obtaining regulatory approval from the FDA and the regulatory approvals of agencies in other countries to sell our product candidates. Our product candidates are still subject to clinical trials and if the results of such trials are not positive, we may not be in a position to make any filing to obtain the mandatory regulatory approval or we may have to perform additional clinical or product validation studies on any of our product candidates until the results support the safety and efficacy of such product, therefore incurring additional delays and costs. The filing of new drug applications, or NDA, or BLAs is complex and we rely in part on third-party service providers or consultants to help us perform these tasks.

The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if we have obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept such results as being conclusive and allow us to sell our product candidates in a given country. Furthermore, the obtaining of regulatory approval is subject to the review and inspection of our manufacturing facility or manufacturing facilities of our third-party contract manufacturers and the product’s manufacturing process, including product batch validation and quality controls; these facilities and processes must comply with FDA cGMP regulations. A regulatory agency may require that additional tests on the safety and efficacy of a product or changes in the manufacturing facility or manufacturing process be conducted prior to granting approval, if any.

While fezagepras and Ryplazim have been granted beneficial designations from health regulatory entities, our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug or additional beneficial designations, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.

The FDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data to support approval, including data that would require us to perform additional preclinical studies, clinical trials, or both, or modify our manufacturing processes, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we change our manufacturing processes, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications), may impose warnings and restrictions on prescription and distribution, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Even if a product candidate were to successfully obtain marketing approval from the FDA or other comparable regulatory authorities in other jurisdictions, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for one of our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding to continue the development of that product or generate revenue attributable to that product candidate. Also, any regulatory approval of our current or future product candidates, once obtained, may be withdrawn.

In response to our BLA, which we submitted to the FDA seeking approval for use of Ryplazim for the treatment of congenital plasminogen deficiency, in April 2018 the FDA denied approval of the BLA in its current form and issued a CRL. A CRL is issued by the FDA when the review of an application is complete, and questions remain that preclude approval of the BLA in its current form. The FDA comments in the CRL focused on chemistry, manufacturing and controls deficiencies in our BLA. The FDA requires that we revisit analytical methods, including revalidation of certain data and improvement of statistical strength of analytical method validation. We have engaged a contract research and development organization, or CRO, which will act as our U.S. agent with regard to the response to the CRL. There can be no assurance that our actions in response to the CRL will result in a BLA resubmission that will be approved by the FDA, or that any of our product candidates will ever be approved for commercialization.

The manufacture, marketing and sale of our products, if any, will be subject to ongoing and extensive governmental regulation in the country in which we intend to market our products.

The manufacture, marketing and sale of our products, if any will be subject to ongoing and extensive governmental regulation in the country in which we intend to market our products. For instance, if we obtain marketing approval for one product candidate in the United States, the marketing of this product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, such as adverse event reporting requirements as well as marketing and promotional restrictions and obligations, which among other things, prohibit the promotion of a product for uses not approved by the FDA as reflected in the product’s approved labeling. The manufacturing facilities for our product will also be subject to continual review and periodic inspection and approval of manufacturing modifications. Manufacturing facilities are subject to inspections by the FDA and must comply with the FDA’s cGMP regulations. Failure to comply with any of these post-approval requirements can result in a series of sanctions, including withdrawal of the right to market a product. The failure to obtain or a delay in obtaining approval from the FDA or other regulatory bodies may postpone our capacity to generate revenues and adversely materially affect our financial conditions and operating results.

Ryplazim requires a manufacturing process that is complex and involves biological intermediates that may be susceptible to contamination and variations in yield.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable for further manufacturing. For instance, contamination or improper storage of plasma by us or third-party suppliers may require us to destroy some of our raw material. If unsuitable plasma is not identified and discarded prior to its release to our manufacturing processes, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market.

The manufacture of Ryplazim is an extremely complex process of bioseparation, purification, filling and finishing. Once we have manufactured Ryplazim, it must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our product candidates, to properly care for Ryplazim may require that such product candidates be destroyed.

Contamination of our product candidates could cause investors, patients or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, or to be in breach of agreements, which could adversely affect our sales and profits. In addition, faulty or contaminated product candidates that are unknowingly distributed could result in patient harm, threaten the reputation of our product candidates and expose us to product liability damages and claims.

Due to the nature of plasma, there will be variations in the biologic properties of the plasma we collect or purchase for bioseparation that may result in fluctuations in the obtainable yield, even if cGMP regulations are followed. Lower yields may limit production of Ryplazim or our other product candidates due to capacity constraints.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply, testing by third parties and manufacturing and regulatory processes against transmittable diseases. Our failure to comply with these processes and regulations could have a material adverse effect on our results of operations and financial condition.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated. For example, since plasma-derived therapeutics involves the use and purification of human plasma, there has been concern raised about the risk of transmitting human immunodeficiency virus, HIV, prions, West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens through plasma-derived products. In addition, we are required to comply with the cGMP regulations to ensure the safety, purity, and potency of blood and blood components. The public health objective in testing human blood donations for evidence of relevant transfusion-transmitted infections and in notifying donors is to prevent the transmission of relevant transfusion-transmitted infections. For example, in the event that an infected blood unit is released for transfusion, we are subject to the “lookback” requirements, which are intended to help ensure the continued safety of the blood supply by providing necessary information to consignees of blood and blood components and appropriate notification of recipients of blood components that are at increased risk of having received an infected unit of blood. Failure to continue to produce safe and effective products and failure to comply with relevant regulations could have a material adverse effect on our results of operations and financial condition.

Our product candidates may cause serious and unexpected side effects, which could jeopardize our ability to obtain marketing approval for, and continue marketing of, our product candidates.

As for all pharmaceutical products, the use of our product candidates sometimes produces undesirable side effects or adverse reactions or events, or adverse events. Known adverse events of a number of our product candidates include allergic or anaphylactic reactions including shock and the transmission of infective agents. Further, the use of certain product candidates sometimes produces additional adverse events.

In addition, the use of our product candidates may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our product candidates are used in critically ill patient populations. When these unexpected events are reported to us, we must undertake a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product.  Furthermore, an unexpected adverse event caused by a new product may be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation.

Once we produce a product, we rely on physicians to prescribe and administer it as we have directed and for the indications described on the labeling. Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside the approved label, a practice known as off-label promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. In addition, the off-label use of our products, if any, may increase the risk of product liability claims and produce results such as reduced efficacy or other adverse effects, and the reputation of our products, if any, in the marketplace may suffer.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;
•	regulatory authorities may require additional warnings on the label;
•

we may be required to create a Risk Evaluation and Mitigation Strategy or similar risk management plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and
•	our reputation may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Clinical trials may not demonstrate a clinical benefit of our product candidates.

Clinical trials may not demonstrate a clinical benefit of our product candidates. Positive results from preclinical studies and early clinical trials should not be relied upon as evidence that later stage or large-scale clinical trials will succeed. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of regulatory authorities despite having progressed through initial clinical trials.

We may experience numerous unforeseen events prior to, during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:

•	the FDA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;
•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•

we may not reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	clinical trials of our product candidates may produce negative or inconclusive results;
•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit eligible patients to participate in a trial;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•

regulators may issue a clinical hold, or regulators or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the FDA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the clinical trials; and
•	the approval policies or regulations of the FDA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

To the extent that the results of the trials are not satisfactory for the FDA or regulatory authorities in other countries or jurisdictions to approve our BLA, new drug application, or NDA, or other comparable applications, the commercialization of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Even after the completion of Phase 3 clinical trials, regulatory authorities may disagree with our clinical trial design and our interpretation of data and may require us or our partners to conduct additional clinical trials to demonstrate the efficacy of our product candidates. There is no assurance that a regulatory authority will issue a biologics license or manufacturing authorization. Regulatory authorities may determine that our product candidates, the manufacturing process or the manufacturing facilities do not meet applicable requirements to ensure the continued safety, purity and potency of our product candidates.

Our product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

Our product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization. Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;
•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labelling of the product;
•	a product may become less competitive and product sales may decrease; or
•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating revenues from the sale of the affected product.

In addition, as with the results of any statistical sampling, we cannot be sure that all side effects of our product candidates may be uncovered in clinical trials, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, may a more complete safety profile be identified.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed. We may encounter delays or rejections in recruiting and enrolling enough patients to complete clinical trials. Patient enrollment depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;
•	the number of patients with the disease or condition being studied;
•	the understanding of risks and benefits of the product candidate in the trial;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;

•	the size and nature of the patient population who meet inclusion criteria;
•	the proximity of patients to study sites;
•	the design of the clinical trial;
•	clinical trial investigators’ ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	competing clinical trials for similar therapies or other new therapeutics not involving T cell-based immunotherapy;
•	our ability to obtain and maintain patient consents;
•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and
•	the impact of public health epidemics, such as the coronavirus, or COVID-19.

In particular, some of our clinical trials are designed to enroll patients with characteristics that are found in a very small population. For example, we are developing fezagepras for the treatment of Alström syndrome, a rare syndrome that is believed to affect only approximately 800 patients worldwide. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We do not know whether any of our ongoing or planned clinical trials will proceed or be completed on schedule, or at all.

We do not know whether any of our ongoing or planned clinical trials will proceed or be completed on schedule, or at all. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable patients with the indications required for enrollment in our clinical trials;
•	limited number of, and competition for, suitable sites to conduct our clinical trials;
•	delay or failure to obtain FDA or non-U.S. regulatory agencies’ approval or agreement to commence a clinical trial;
•	delay or failure to obtain sufficient supplies of the product candidate for our clinical trials;
•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and
•	delay or failure to obtain IRB approval to conduct a clinical trial at a prospective site.

The completion of any clinical trial could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;
•	failure of patients to complete the clinical trial;
•	unforeseen safety issues;

•	lack of efficacy evidenced during any clinical trial;
•	termination of any clinical trial by one or more clinical trial sites;
•	inability or unwillingness of patients or medical investigators to follow clinical trial protocols;
•	inability to monitor patients adequately during or after treatment; and
•	introduction of competitive product candidates that may impede our ability to retain patients in any clinical trial.

Clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in completing any clinical trial for our product candidates could materially harm our financial results and the commercial prospects for our product candidates. In addition, the impact of public health epidemics, such as COVID-19 which is currently having a global impact, may delay or prevent patients from enrolling or from receiving treatment in accordance with the protocol and the required timelines, which could delay our clinical trials, or prevent us from completing our clinical trials at all, and harm our ability to obtain approval for such product candidate.

We may not be successful in our efforts to build a pipeline of product candidates.

We intend to develop additional product candidates. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing product candidates, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	we may not be successful in building a platform to identify additional product candidates;
•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•	our product candidates may not succeed in preclinical or clinical testing;
•

a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;
•	product candidates we develop may nevertheless be covered by third-parties’ patents or other exclusive rights;
•	the market for a product candidate may change during our development program so that the continued development of that product candidate is no longer reasonable;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, discover, develop or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Even if we receive FDA or other regulatory approval to market our product candidates, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and on specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights.

If we do not successfully develop and commercialize product candidates or collaborate with others to do so, we will not be able to obtain product revenue in future periods, which could significantly harm our financial position.

We are investing efforts into building a drug discovery platform but these efforts may not be successful.

We intend to develop a drug discovery platform that will be focused on exploring the structural biology and drug design by utilizing new tools and technologies, such as cryo-electron microscopy, artificial intelligence and machine learning, in the drug discovery process with the goal to identify novel biologic targets that may have been previously undruggable and potentially develop product candidates for these novel targets.

However, we may not be successful in our development of a drug discovery platform as developing a drug discovery platform to identify new product candidates requires substantial technical, financial and human resources. Even if we are successful, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. If we are unable to develop our drug discovery platform and identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which could significantly harm our financial position.

We face competition and the development of new product candidates by other companies could materially adversely affect our business and our product candidates.

We face competition and the development of new product candidates by other companies could materially adversely affect our business and our product candidates. The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of product candidates. Some of these competitors develop product candidates in the indications in which we are involved and could be considered direct or indirect competitors.

In the other indications currently being studied by us for development, there may exist companies that are at a more advanced stage of developing a product to treat those same diseases. Some of these competitors have capital resources, research and development personnel and facilities that are superior to ours. Mergers and acquisitions in the biotechnology and pharmaceutical industries may also result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, some competitors are more experienced than we are in the commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with our product candidates and commercialize them more rapidly and effectively than we can.

If the market opportunities for any of our product candidates we may develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer. Moreover, because the target patient populations we are seeking to treat are small, and the addressable patient population even smaller, we must be able to successfully identify patients and capture a significant market share to achieve profitability and growth.

We focus our research and product development on treatments for rare indications. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare diseases. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates we may develop, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research that we conducted, and may prove to be incorrect or contain errors. New studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates we may develop may be limited or may not be amenable to treatment with our other product candidates we may develop, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates we may develop, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We depend on our key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential.

We depend on our key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential. Our mission is to discover or acquire novel therapeutic product candidates targeting unmet medical needs in attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on our business. In addition, our growth is and will continue to be dependent, in part, on our ability to retain and hire qualified scientific personnel. There can be no guarantee that we will be able to continue to retain our current employees or will be able to attract qualified personnel to pursue our business plan.

We may not achieve our publicly-announced milestones in due time.

We may not achieve our publicly-announced milestones in due time. From time to time, we publicly announce the timing of the occurrence of certain events. These statements are forward-looking and are based on management’s best estimate relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or any other event having the effect of delaying the timeline publicly announced. Our policy on forward-looking information does not consist in updating such information if the publicly disclosed timeline varies, unless otherwise required to do so by law. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on our business plan, financial conditions or operating results.

We are also developing fezagepras in combination with other therapies, which exposes us to additional risks.

We are developing fezagepras both as a monotherapy and in combination with nintedanib and may develop future product candidates in combination with one or more currently approved therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.

Interim top-line and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution or licensing agreements with third parties, we may not be successful in commercializing our product candidates, if and when they are approved.

We currently plan to enter into agreements with third parties and may in the future plan to work to build our global commercialization capabilities internally over time, such that we are able to commercialize any product candidate for which we may obtain regulatory approval. However, we currently have limited sales, marketing or distribution capabilities and have limited experience in marketing or distributing pharmaceutical products. To achieve commercial success for any product candidate for which we may obtain marketing approval, we will need to enter into distribution or licensing agreements with third parties or expand our sales and marketing organization and establish logistics and distribution processes to commercialize and deliver our product candidates to patients and healthcare providers. The development of sales, marketing and distribution capabilities will require substantial resources, will be time- consuming and could delay any product launch.

If we are unable or continue to decide not to establish internal sales, marketing and distribution capabilities, we would have to pursue collaborative arrangements regarding the sales and marketing of our products. However, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us, or if we are able to do so, that they would be effective and successful in commercializing our products. Our product revenue and our profitability, if any, would likely to be lower than if we were to sell, market and distribute any product candidates that we develop ourselves. In addition, we would have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates in the United States or elsewhere.

The development and commercialization of product candidates could expose us to liability claims which could exceed our insurance coverage.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. In addition, a product liability claim could tarnish our reputation, whether or not such claims are covered by insurance or are with or without merit. Such liability claims may result in:

•	decreased demand for any product candidates or drugs that we may develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	substantial monetary awards paid to trial participants or patients;
•	loss of revenue;
•	reduced resources of our management to pursue our business strategy; and
•	the inability to commercialize any products that we may develop.

The development and commercialization of product candidates could expose us to liability claims which could exceed our insurance coverage. A risk of product liability claims is inherent in the development and commercialization of human therapeutic products. Product liability insurance is very expensive and offers limited protection. A product liability claim against us could potentially be greater than the coverage offered and, therefore, have a material adverse effect upon us and our financial position.

If our competitors develop and market products that are safer, more effective or more convenient or less expensive than our products, if any, our commercial opportunity will be reduced or eliminated.

Our commercial opportunity with respect to our products, if approved, will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects, are more convenient or are less expensive than our products, if any. Our competitors include large, fully-integrated pharmaceutical companies and more established biotechnology and medical device companies, many of which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. It is possible that competitors will succeed in developing technologies that are safer, more effective, more convenient or with a lower cost of goods and price than those in our product candidates, or that would render our technology obsolete or non-competitive. See “—Risks Related to our Intellectual Property” for additional risks relating to our intellectual property protection from generics entering into our commercial markets.

We may not be successful in achieving cost of goods at commercial scale that provide for an attractive margin.

We have not yet established manufacturing capacity at sufficient commercial scale and may underestimate the cost and time required to do so, or overestimate cost reductions from economies of scale that can be realized with our manufacturing processes. We may ultimately be unable to manage the cost of goods for our product candidates to levels that will allow for a margin in line with our expectations and return on investment if and when those product candidates are commercialized.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or have a greater likelihood of success.

Because we have limited financial and management resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in other jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling, and recordkeeping, including the potential to conduct costly post- marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory  requirements of the FDA and other regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP and other comparable regulations and standards, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We or our suppliers could be subject to periodic unannounced inspections by the FDA or other regulatory authorities to monitor and ensure compliance with cGMP.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our suppliers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post- approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability.

Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate  compliance  with  all  requirements  governing  prescription drug products, including  requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws.

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;
•	restrictions on such products, manufacturers or manufacturing processes;
•	restrictions on the labeling or marketing of a product;
•	restrictions on product distribution or use;
•	requirements to conduct post-marketing studies or clinical trials;
•	warning or untitled letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	fines, restitution or disgorgement of profits or revenue;
•	suspension or withdrawal of marketing approvals;
•	suspension of any ongoing clinical trials;
•	damage to relationships with any potential collaborators;
•	unfavorable press coverage and damage to our reputation;
•	refusal to permit the import or export of our products;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

Noncompliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Noncompliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, also can result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct or failure to comply with applicable regulatory requirements. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners, and vendors, could include failures to comply with regulations of the FDA and other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement of profits, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, or other government supported healthcare in other jurisdictions, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of noncompliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

Our current and future operations are subject to extensive healthcare laws, regulation and enforcement and failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product we may develop and any product for which we obtain marketing approval. Our current and future operations expose us to broadly applicable healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if any. The laws that may affect our operations in the United States include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•

federal civil and criminal false claims laws, including the False Claims Act,  which can be enforced by private individuals through civil whistleblower or qui tams actions, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, among other things, created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes certain requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information;

•

the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, ACA, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and

•

foreign and state law equivalents of each of the above federal laws, such as  anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require product manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, including General Data Protection Regulations, or GDPR, many of which differ from each other in significant ways, thus complicating compliance efforts.

The scope of these laws and our lack of experience in establishing the compliance programs necessary to comply with this complex and evolving regulatory environment increases the risks that we may violate the applicable laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, diminished profits and future earnings, the exclusion from participation in federal and state healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could materially adversely affect our ability to operate our business and our financial results.

Third-party payors, including governmental health administration authorities, private health insurers and other organizations, may not provide coverage and adequate reimbursement for our products, if any, and related treatment.

Even if we obtain approvals from the FDA or other comparable regulatory agencies and are able to initiate commercialization of our clinical-stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. Market acceptance of our products, if any, is uncertain and depends on a variety of factors, some of which are not under our control. Our ability to commercialize our products, if any, with success will depend on a variety of factors. One of these is the extent to which coverage and adequate reimbursement for our products, if any, and related treatment will be made available by third-party payors, such as governmental health administration authorities, managed-care organizations, private health coverage insurers and other organizations. Obtaining and maintaining coverage and adequate reimbursement for a product is time-consuming and a costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of a product. There can be no guarantee our data will be positive enough for third-party payors to cover and reimburse one of our products, if any.

If third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced. Our product revenues will depend principally upon the coverage and reimbursement rates established by third-party payors. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of our products, if any. Such clinical trials may require us to dedicate a significant amount of management time and financial and other resources. If reimbursement of such product is unavailable or limited in scope, our revenues could be reduced. Moreover, the determination of the price of certain drugs in orphan disease indications could be even more difficult to make due to lack of comparable products. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Our inability to promptly obtain coverage and adequate reimbursement rates from third-party payors for products that we may develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Other factors that will have an impact on the acceptance of our products, if any, include:

•	acceptance of the products by physicians and patients as safe and effective treatments;
•	product price;
•	the effectiveness of our sales and marketing efforts (or those of our commercial partner);
•	storage requirements and ease of administration;
•	dosing regimen;
•	safety and efficacy;
•	prevalence and severity of side effects; and
•	competitive products.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand.

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the ACA, was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry.

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges.

In addition, the Tax Cuts and Jobs Act of 2017 included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well.

Moreover, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contained further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and, at the same, has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019 While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Current and future healthcare legislation could have a significant impact on our business. There is uncertainty with respect to the impact these changes, if any, may have, and any changes likely will take time to unfold. Any additional federal or state healthcare reform measures could limit the amounts that third-party payors will pay for healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations.  Compliance with these legal standards could impair our ability to compete in domestic and international markets.  We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to develop, manufacture or sell our products, if any, outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Risks Related to our Business Operations and our Reliance on Third Parties

The success of our product candidates is influenced by our collaborations with our partners and any adverse developments in our relationship with our partners could materially harm our business.

The success of our product candidates is influenced by our collaborations with our partners. Any adverse developments in our relationship with our partners could materially harm our business. We are subject to a number of risks associated with any collaboration that could be entered into for the development of our product candidates, including the risk that these collaborators may terminate the relevant agreement(s) upon the occurrence of certain specified events, including a material breach by us of any of our obligations under the respective agreements. If any of our partners terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of product candidates. Furthermore, if our partners do not prioritize and commit sufficient resources to programs associated with our product candidates or collaboration product candidates, we or our partners may be unable to commercialize these product candidates, which would limit our ability to generate revenue and become profitable.

We have entered, and may in the future enter into, collaboration agreements with third parties for the development and commercialization of our product candidates, which may adversely affect our ability to generate revenue.

We have entered into and may seek to enter into additional collaborations or partnerships with third parties for the development, manufacture and potential commercialization of our product candidates, including for Ryplazim. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for the development and commercialization of our product candidates, we have limited control over the time and resources that our partners may dedicate to the development and commercialization of our product candidates. These collaborations pose a number of risks, including the following:

•

partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources or a change in strategic focus;

•	partners may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
•

partners may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenue;

•	partners may decide to pursue a competitive product developed outside of the collaboration arrangement;
•	partners may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or
•	partners may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.

Thus, collaboration agreements may not lead to development, manufacture, regulatory approval or successful commercialization of product candidates in the most efficient manner or at all. Some collaboration agreements are terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to regulatory approval and commercialization of a product candidate. We also face competition in seeking out partners. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenue.

Our business could be adversely affected by the effects of health epidemics, including the global COVID-19 pandemic.

In December 2019, a novel strain of COVID-19 was reported in China. Since then, the COVID-19 has spread globally, to include Canada, the United States and several European countries. The spread of COVID-19 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including Canada, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

As local jurisdictions continue to put restrictions in place, our ability to continue to operate our plasma collection centers and our and our third-party contract manufacturing organizations’ ability to manufacture and deliver on a timely basis our product candidates, including Ryplazim to be used in our clinical trials and “compassionate use” programs may also be limited. Such events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common shares.

The continued spread of COVID-19 globally could also adversely affect our planned clinical trial operations, including our ability to initiate the trials on the expected timelines and recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Further, the COVID-19 outbreak could result in delays in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel, potential unwillingness of patients to enroll in trials at this time, or the inability of patients to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us.

Additionally, COVID-19 may also result in delays in receiving approvals from local and foreign regulatory authorities, including the FDA’s review and approval of our Biologics License Application, or BLA, for Ryplazim, delays in necessary interactions with local and foreign regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, and refusals to accept data from clinical trials conducted in these affected geographies. For example, in March 2020, the FDA announced that it will be postponing its inspections outside of the United States through April 2020, due to the COVID-19 outbreak, which may impact the FDA’s product application reviews.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and clinical trials will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in Canada and other countries, the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease and whether Canada and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

We may rely on third-party suppliers of services to conduct preclinical studies and clinical trials and the failure by such third parties to comply with their obligations may delay the studies and trials, as applicable, and/or have an adverse effect on our development program.

We may rely on third-party suppliers of services to conduct our preclinical studies and clinical trials and the failure by such third parties to comply with their obligations may delay the studies and trials, as applicable, and/or have an adverse effect on our development program. We have limited resources to conduct preclinical studies and clinical trials and may rely on third-party suppliers of services to conduct our studies and trials. If our third-party suppliers of services become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures, such as equipment failures or unplanned facility shutdowns, damage from any event, including fire, flood and earthquake, and impacts from public health epidemics, business restructuring or insolvency, or if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with us, such as failing to do the testing, compute the data or complete the reports further to the testing, we may incur delays in connection with the planned timing of our submission of an NDA or BLA. If the damage to any of our third-party suppliers of services is extensive or if, for any reason, such suppliers do not operate in compliance with Good Clinical Practices or are unable or refuse to perform their contractual obligations, we will need to find alternative third-party suppliers of services.

If we are required to change or select new third-party suppliers of services, the timing of the work related to preclinical studies and/or clinical trials could be delayed since the number of competent and reliable third-party suppliers to conduct preclinical and clinical work in compliance with good laboratory practice is limited. Any selection of new third-party suppliers to carry out work related to preclinical studies and clinical trials will be time-consuming and will result in additional delays in receiving data, analysis and reports from such third-party suppliers which, in turn, will delay the obtaining of regulatory approval to commercialize our product candidates. Furthermore, such delays could increase our expenditures to develop a product and materially adversely affect our operating results and financial condition.

Our product candidates are complex and difficult to manufacture, which could cause production problems that result in delays in our development or commercialization. We also rely in whole or in part on third parties for the manufacture and supply of our product candidates and such reliance may adversely affect us if the third parties are unable to fulfill their obligations.

We currently manufacture our product candidate Ryplazim, in drug substance, ourselves at our facility in Canada, as well as have a strategic manufacturing collaboration, which provides us with additional cGMP capacity, subject to tech transfer and regulatory approval. The manufacturing process we and the third parties with whom we contract use to produce our product candidates is complex, and several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.

If our in-house and third-party manufacturing capabilities become unavailable to us for any reason, including as a result of the failure to comply with cGMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP, damage from any event, including fire, flood and earthquake, and impacts from public health epidemics, business restructuring or insolvency, we may be delayed in manufacturing product candidates and could be unable to meet the regulatory requirements of the FDA or other regulatory agencies to obtain market approval for our product candidates or be unable to manufacture and supply product for commercialization. Any such event could delay the supply of a product to conduct clinical trials and, if a product has reached commercialization, could prevent the supply of the product and adversely affect our revenues. If the damage to manufacturing facilities is extensive, we will need to find alternative manufacturing capacity. For example, restarting our in-house manufacturing or, alternatively, the selection of an alternative third-party manufacturer will be time-consuming and costly. Validation of a new third-party manufacturer will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by us, the manufacturing process and its compliance with cGMP and typically takes approximately 18 months. In addition, the third-party manufacturer will have to familiarize itself with our technology. Any delay in finding an alternative third-party manufacturer of a product, or recommencing our in-house manufacturing of such product, could result in a shortage of the product, delay clinical trial programs and the filing for regulatory approval of a product, and deprive us of potential product revenues.

We expect that we will have to continue to rely in whole or in part on third parties for the manufacture and supply of our product candidates and such reliance may adversely affect us if the third parties are unable to fulfill their obligations. We do not have the resources, facilities or experience to manufacture all of our product candidates on our own, which requires us to shift more production to third-party manufacturers. We may need to rely more heavily on third parties to manufacture and supply product candidates for clinical trials and we may rely on third parties for some time to manufacture and supply large quantities of product for commercial sales. Our reliance on third-party manufacturers will expose us to a number of risks, including failure to perform their contractual obligations under agreements with us, such as a failure to deliver the quantities requested on a timely basis.

In connection with the CRL we received in April 2018, we have revisited our manufacturing methodologies with respect to Ryplazim to address concerns raised by the FDA, including the implementation and validation of additional analytical assays and controls in the manufacturing process. Such changes may cause problems and delays at our production facility and there can be no assurances that we will be successful in implementing the new procedures or that our manufacturing facility will be approved by the FDA. See “ —We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. We received a complete response letter from the FDA regarding Ryplazim, declining to approve the existing BLA in its current form. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.” above.

Our revenues and operating results may also be negatively affected by any increase in the cost of goods that is not favorable to us.

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in Canada, our business is subject to risks associated with conducting business internationally. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•	differing and changing regulatory requirements for product approvals;
•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced protection for intellectual property rights;
•

difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;
•	currency controls;
•	changes in a specific country’s or region’s political or economic environment;
•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•	differing reimbursement regimes in certain non-U.S. markets;
•	negative consequences from changes in tax laws;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•

litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters and public health epidemics, such as COVID-19 which is currently having a global impact.

We may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties.

We may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered or to be entered into with third parties and, consequently, our financial conditions and operating results could be adversely impacted. We have entered into license agreements and other forms of agreements with third parties regarding the development and commercialization of some of our technologies and product candidates. These agreements generally require that the third party pays to us certain amounts upon the attainment of various milestones and possibly include royalties on the sale of the developed product, if approved. There can be no guarantee that we will receive the payments described in those agreements since the development of the product candidates may be cancelled if the research does not yield positive results. Under such circumstances, we would not receive royalties as well. Even if the development of a product yields positive results, all of the risks described herein with respect to the obtaining of regulatory approval are applicable. Finally, if there occurs a disagreement between us and the third party, the payment relating to the attainment of milestones or of royalties may be delayed. The occurrence of any of those circumstances could have a material adverse effect on our financial condition and operating results.

If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.

If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. We license the development and commercialization rights for certain product candidates, and could, potentially, enter into similar licenses for other product candidates in the future. Under these licenses, we are subject to various obligations, including royalty and milestone payments, annual maintenance fees, limits on sublicensing, insurance obligations and the obligation to use commercially reasonable best efforts to develop and exploit the licensed technology. If we fail to comply with any of these obligations or otherwise breach these agreements, our licensors may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results.

We may be subject to damages resulting from claims that we, or our employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties.

We may be subject to damages resulting from claims that we, or our employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties. Many of our employees were previously employed, and certain of our consultants are currently employed, at universities, public institutions, biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we, or these employees or consultants, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers. Litigation may be necessary to defend against these claims.

If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. We may be subject to claims that employees of our partners or licensors of technology licensed by us have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. We may become involved in litigation to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Our internal information technology systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and our ability to operate our business effectively.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information.

Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety  of disruptive elements, including cyber-attacks by malicious third parties (including the deployment of computer viruses, harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. For example, we experienced a phishing incident where one employee was convinced to purchase credit cards and provide the numbers of such credit cards to the attackers. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or a loss of, or damage to, our data or applications, or those of our third-party vendors and other collaborators, contractors and consultants, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information, significant delays or setbacks in our research, or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability, our competitive position could be harmed, our reputation could be damaged, and the further development and commercialization of our product candidates could be delayed. In addition, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other collaborators, contractors and consultants become subject to disruptions or security breaches, we may be exposed to material liability and have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing our business.

We may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing our business. We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, hazardous substances may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater or potential liability for damage claims.

In addition, global climate change could exacerbate certain of the threats facing our business, including the business continuity depends on how well we protect our facilities and equipment. Several areas of our operations further raise environmental considerations, such as greenhouse gas emissions and disposal of hazardous residual materials. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm to our brand and reputation which could potentially have an adverse effect on our business and financial results.

Risks Related to our Intellectual Property

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our product candidates.

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our product candidates. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products, if any, or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection. Moreover, our pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar product candidates or technologies. Furthermore, others may independently develop product candidates or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, Europe and the United States, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively. There can be no guarantee that we will receive patents in countries where we file patent applications for our product candidates. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;
•	we or our licensors were the first to file patent applications for these inventions;
•	others will not independently develop similar or alternative technologies or duplicate any of our or our licensors’ technologies;
•	any of our or our licensors’ pending patent applications will result in issued patents;
•	that there are no prior public disclosures that could invalidate our or our licensors' patents, as the case may be;
•	that there are not unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates;
•	that others will not circumvent our owned or in-licensed patents;
•

our owned or in-licensed issued patents will provide us with any competitive advantages or that it will not be narrowed in scope or be held invalid or unenforceable as a result of legal challenges by third parties;

•	any of our or our licensors’ patents will be valid or enforceable;
•	any patents issued to us or our licensors and collaboration partners will provide us with any competitive advantages, or will not be challenged by third parties;
•	we will develop or in-license additional proprietary technologies that are patentable; or
•	the patents of others will not have an adverse effect on our business.

We rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective suppliers, employees and consultants. Any of these parties may breach the undertakings and disclose the confidential information to our competitors. Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, it could divert management’s attention. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be harmed.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our product candidates. Our license agreements impose, and we expect that future license agreements will impose, various development, diligence, commercialization, and other obligations on us. Our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, product candidates identical to ours and we may be required to cease our development and commercialization of any related product. In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under our collaborative development relationships;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•	the priority of invention of patented technology.

We may not be able to protect our intellectual property rights throughout the world.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents on all of our product candidates and products, if any, when and if we have any, in every jurisdiction would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop our own product candidates. These product candidates may compete with our product candidates, when and if we have any, and may not be covered by any of our or our licensors’ patent claims or other intellectual property rights.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Patent protection for our product candidates or products, if any, may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Patent protection for our product candidates or products, if any, may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue. The patents for our product candidates have varying expiration dates and, when these patents expire, we may be subject to increased competition and may not be able to recover our development costs. In some of the larger economic territories, such as Canada, the United States and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product candidate’s regulatory review. However, we cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other form of exclusivity for a product candidate under its own laws and regulations, we may not be able to qualify the product candidate or obtain the exclusive time period.

If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our Canadian and non-Canadian patents.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect our rights to, or use of, our technology.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect our rights to, or use of, our technology. If we choose to go to court to restrain a third party from using the inventions claimed in our patents or licensed patents, that individual or corporation has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are invalid or unenforceable and that we do not have the right to refrain the third party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to grant a decision or judgment in our favor on the ground that such other party’s activities do not infringe our rights.

If we wish to use the technology or compound claimed in issued and unexpired patents owned by a third party, we will need to obtain a license from such third party, enter into litigation to challenge the validity or enforceability of the patents or incur the risk of litigation in the event that the owner asserts that we infringed its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that we may require to develop or commercialize our product candidates may have a material adverse impact on our operating results and financial condition.

If a third party asserts that we infringed their patents or other proprietary rights, we could face a number of risks that could seriously harm our results of operations, financial condition and competitive position, including:

•

patent infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•

substantial damages for past infringement (including treble damages and attorneys’ fees for willful infringement), which we may have to pay if a court determines that our product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting us from selling or licensing our technologies or future drugs unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do; and

•	if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross licenses to its patents or other proprietary rights to obtain that license.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity during a court proceeding, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Canadian patent laws as well as the laws of some foreign jurisdictions provide for provisional rights in published patent applications beginning on the date of publication, including the right to obtain reasonable royalties, if a patent is subsequently issued and certain other conditions are met. We cannot predict the outcome of any invalidity challenge. Alternatively, it is possible that we may determine it prudent to seek a license from the patent holder to avoid potential litigation and other potential disputes. We cannot be sure that a license would be available to us on acceptable terms, or at all.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in Canada and many foreign jurisdictions are typically not published until 18 months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our licensors’ issued patents or our pending applications or our licensors’ pending applications, or that we or our licensors were the first to invent the technology.

Patent applications filed by third parties that cover technology similar to our technology may have priority over our or our licensors’ patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party files a U.S. patent application on an invention similar to ours, we may elect to participate in or be drawn into an interference or derivation proceeding at the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. We cannot predict whether third parties will assert these claims against us or against our licensors, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, which could seriously harm our business or financial condition. Even if a license is offered to us, it may be non-exclusive and our competitors may gain access to the same technology.

Our commercial success depends, in part, on our ability not to infringe on third-parties’ patents and other intellectual property rights. Our capacity to commercialize our product candidates will depend, in part, on the non-infringement of third-parties’ patents and other intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always clear to participants, including us, which patents cover various types of products or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The holding of patents by us for our product candidates and our applications does not guarantee that we are not infringing on other third-parties’ patents and there can be no guarantee that we will not be in violation of third-parties’ patents and other intellectual property rights. Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that some of the information contained in the databases has not been reviewed by us or was found to be irrelevant at the time the searches were conducted. In addition, because patents take years to be issued, there may be currently pending applications that we are unaware of which may later be issued. As a result of the foregoing, there can be no guarantee that we will not violate third-party patents. Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe upon any of its patents or any of its other intellectual property rights.

There is no guarantee that we will not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and will divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business plan. If we are involved in patent infringement litigation, we will need to demonstrate that our product candidates do not infringe the patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we were found liable for infringement of third-parties’ patents or other intellectual property rights, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages (but only if found liable of willful infringement) and/or cease the development and commercialization of our product candidates. Any finding that we are guilty of patent infringement could materially adversely affect our business, financial conditions and operating results.

There may be issued patents that we are unaware of that our product candidates may infringe, or patents that we believe we do not infringe but could be found to be infringing.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, prior to March 2013, the first to invent a claimed invention was entitled to a patent in the United States, assuming that other requirements for patentability were met, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (or the America Invents Act), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and that provide additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. These changes have increased the uncertainties related to patent prosecution and patent challenges.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. The laws and regulations governing patents could change in unpredictable ways depending on future actions by the U.S. Congress, the federal courts, the USPTO, and the legislative, judicial, and regulatory branches of other jurisdictions in which we may seek patent protection, and such changes could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Risks Related to our Common Shares and our Status as a Public Company

The price of our common shares historically has been volatile. This volatility may affect the price at which you could sell our common shares, and the sale of substantial amounts of our common shares could adversely affect the price of our common shares.

The market prices for the securities of biopharmaceutical companies, including us, have historically been volatile. The market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including the results and adequacy of our preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of our product candidates or those of our competitors; announcements of technological innovations or new product candidates by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of us or our competitors; concern as to the safety of our product candidates; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; geo-political actions, including war and terrorism, or natural disasters and public health epidemics, such as COVID-19, which is currently having a global impact; and other factors not within our control could have a significant adverse impact on the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

While our common shares have been actively traded on the TSX, no liquid market for our common shares has developed yet in the United States on the Nasdaq. We cannot predict the extent to which investor interest in our common shares will lead to the development of an active trading market or how liquid that market might become. There is no guarantee that an active trading market for our common shares will be maintained on the TSX and/or Nasdaq. If an active public market does not develop or is not sustained, it may be difficult for you to sell your common shares at a price that is attractive to you, or at all. Additionally, the listing of our common shares on the TSX and Nasdaq are conditional upon our ability to maintain the applicable continued listing requirements of the TSX and Nasdaq. Failure to maintain the applicable continued listing requirements of the TSX or Nasdaq could result in our common shares being delisted from the TSX or Nasdaq, as applicable. The TSX and Nasdaq may review a listing and delist securities based on the review of the financial condition of an issuer. If the market price of our common shares declines on the TSX or Nasdaq and it becomes doubtful that we can continue as a going concern, the TSX and/or Nasdaq may commence a remedial review process that could lead to the delisting of our common shares.

We expect to issue common shares in the future. Holders of stock options and warrants may elect to exercise their options or warrants into common shares depending on the stock price. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. In addition, the existence of warrants may encourage short selling by market participants.

In addition, two of our major shareholders, SALP and Consonance Capital Management and its affiliates, own an aggregate of approximately 85.8% of our outstanding common shares as at December 31, 2019. Any sales of common shares by these shareholders or other existing shareholders or holders of options may adversely affect the market price of our common shares.

All of our debt obligations, and any future indebtedness we may incur, could lead to adverse consequences and will have priority over our common shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of us, our common shares would rank below all debt claims against us, including our secured indebtedness held by SALP. In addition, any convertible or exchangeable securities or other equity securities currently outstanding or that we may issue in the future may have rights, preferences and privileges more favorable than those of our common shares. In addition, if we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation. As a result, holders of our common shares may not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to our common shares have been satisfied.

We will be a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

We believe SALP will continue to control a majority of the voting power of our outstanding common shares for the foreseeable future. As a result, we will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;
•	for an annual performance evaluation of the HR and compensation committee;
•	that we have a HR and compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	addressing the committee’s purpose and responsibilities.

We may continue to use all or some of these exemptions in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

SALP will continue to own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

SALP is currently our majority shareholder and we believe we will continue to be controlled by SALP in the future. Therefore, SALP will have the ability to substantially influence us and exert significant control through this ownership position. For example, SALP may be able to control elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. SALP’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, there may be changes to the management or ownership of SALP that could impact SALP’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as SALP continues to own a significant amount of our equity, it will continue to be able to strongly influence and effectively control our decisions.

SALP and Consonance have the right to nominate directors for election to our board of directors.

SALP is entitled to nominate two directors, and Consonance Capital Master Account LP and P Consonance Opportunities Ltd., or together, Consonance, are collectively entitled to nominate one director, for election to our board of directors. While any directors nominated by SALP and Consonance must be the subject of a favorable recommendation of our HR and compensation committee and must act in accordance with their fiduciary duties, such directors’ interests may not coincide with the interests of our other shareholders.

Our organizational and ownership structure may create significant conflicts of interests.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and minority holders of our common shares, on the one hand, and SALP and its owners, on the other hand. Certain of our directors who have been nominated to our board by SALP have economic exposure to the financial performance of SALP and its investments, including our shares, and, accordingly, their interests may be aligned with SALP’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Further, our other shareholders may not have visibility into the economic exposure of such directors to the financial performance of SALP’s investments, including our shares, which may change at any time through acquisition, disposition, dilution, or otherwise. Any change in the economic exposure of directors nominated to our board by SALP to the financial performance of SALP and its investments, including our shares, could impact the interests of those holders.

In addition, we are party to certain related party agreements with SALP. SALP and its partners, as well as directors nominated by SALP, may have interests which differ from our interests or those of the minority holders of our common shares. Any material transaction between us and SALP or any other affiliate of SALP will be subject to a related party transaction policy. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows. See “Item 7.B.—Related Party Transactions” for more information.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company in the United States, we are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to establish and maintain effective disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our common shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the Nasdaq.

We will incur significantly increased costs as a result of operating as a reporting company whose common shares are publicly traded in the United States and is unable to use the Multijurisdictional Disclosure System, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States reporting under the Exchange Act and who will no longer be eligible to report under the Multijurisdictional Disclosure System, we incur significant legal, accounting and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Compliance with laws and regulations affecting public companies

The occurrence of any changes in the laws and regulations applicable to public companies, including any changes to the existing disclosure obligations under applicable Canadian securities laws and regulations and related rules and policies, may cause us to incur additional expenses associated with the assessment of the impacts of such changes as well as a result of the implementation and monitoring of its compliance obligations, including any new internal processes and controls that need to be implemented or reporting requirements as a result of such changes.

Any changes in the laws and regulations affecting public companies may also increase the compliance risks associated with such changes, which could result in enforcement actions, penalties or lawsuits, which may have a material adverse effect on our financial condition and operating results.

Any such increased compliance risks may make it more difficult for us to comply with our indemnification obligations and to secure appropriate directors and officers’ liability insurance policies or may result in a significant increase in the cost to secure appropriate insurance coverage. We may not be able to afford a significant increase in the costs to secure appropriate directors and officers’ liability insurance coverage and may have to secure reduced coverage limits or settle for a higher retention amount for indemnifiable losses, which may not cover the claims against our past, present or future directors for which we are bound to indemnify our directors and officers. Any reduced limit in the insurance coverage or increase of the retention amount for indemnifiable losses may result in a difficulty to attract and retain experienced and qualified directors to serve on our board of directors and officers.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.

Foreign private issuers also are exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

U.S. investors may be unable to enforce certain judgments.

We are a company existing under the Canada Business Corporations Act, or the CBCA. Most of our directors and officers are residents of Canada or otherwise reside outside the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon us or upon some of our directors and officers. Execution by U.S. courts of any judgment obtained against us or any of our directors or officers in U.S. courts may be limited to assets located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of U.S. courts predicated upon civil liability of us and our directors and executive officers under the U.S. federal securities laws. There may be doubt as to the enforceability in Canada against non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal or state securities laws.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our common shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Although we do not believe that we were a PFIC for the year ending December 31, 2019, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2019 taxable year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders (as defined in “Item 10.E.—Taxation”) may suffer adverse tax consequences, including the treatment of gains realized on the sale of our common shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

We may be impacted by certain taxes in multiple jurisdictions

We are a multinational corporation with operations in multiple jurisdictions. As a result, we need to be compliant with the tax laws and regulations of Canadian federal, provincial and local governments, the United States, the United Kingdom and other international jurisdictions. This includes transfer pricing laws and regulations between many of these jurisdictions. Significant judgment is required in determining our provision for income taxes and claims for investment tax credits related to qualifying Scientific Research and Experimental Development expenditures, both in Canada and in foreign jurisdictions. Various internal and external factors may have favorable or unfavorable effects on future provisions for income taxes and our effective income tax rate. These factors may include, but are not limited to, changes in tax laws, regulations and/or tax rates, audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items and changes in future levels of research and development, or R&D, spending. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements may have a material impact on our effective income tax rate.

We may be impacted by certain tax treatments applicable to various revenue streams in different tax jurisdictions. We are subject to withholding taxes on certain of our revenue streams. The withholding tax rates that are used are based on the interpretation of specific tax acts and related treaties. If a tax authority has a different interpretation from us, it could potentially impose additional taxes, interest and/or penalties. These additional costs would potentially reduce the amount of revenue we ultimately receive and retain. From time-to-time, we have implemented reorganization transactions to improve or simplify our overall tax structure. Challenges from a tax authority having a different interpretation of the effect of these transactions  could potentially have a materially adverse impact on us, both in the form of additional taxes, interest and/or penalties that may be assessed and additional costs that we may incur in contesting such assessments.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our common shares to fall.

The market price of our common shares could decline as a result of issuances of securities by us or sales by our existing shareholders in the market, or the perception that these sales could occur. Sales of our common shares by shareholders might also make it more difficult for us to sell common shares at a time and price that we deem appropriate. With an additional sale or issuance of our common shares, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities, further research and the expansion of our business. As a result, the return on an investment in our common shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell our common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common shares would be negatively affected. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our common shares price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

Item 4.Information on the Company.

A.History and Development of the Company

We were incorporated on October 14, 1994 under the Canada Business Corporations Act, or the CBCA, under the name Innovon Life Sciences Holdings Limited. We changed our name to “Prometic Life Sciences Inc.” on May 19, 1998 and subsequently changed our name to “Liminal BioSciences Inc.” on October 3, 2019. On July 28, 1998, our common shares began trading on the Toronto Stock Exchange, or the TSX, under the trading symbol “PLI” and, on October 7, 2019, began trading under the trading symbol “LMNL.” On November 18, 2019, our common shares began trading on the Nasdaq Global Market, or the Nasdaq, under the trading symbol “LMNL.”

Our head and registered office is located at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The telephone number of our principal executive offices is 1-450-781-0115 and our corporate website is www.liminalbiosciences.com. The information contained on our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our common shares. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

In April and June 2019, we entered into a series of related arrangements to restructure our outstanding indebtedness, reduce our interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of our development.

•

$114.4 million aggregate gross proceeds were raised through a combination of a private placement offering of our common shares, or the Private Placement, followed by an equity rights offering, or the Rights Offering, to our shareholders at a price of $15.21 per common share, or the Transaction Price;

•

Approximately $229 million of the outstanding debt owned by Structured Alpha LP, or SALP, was converted into our common shares at the Transaction Price, comprising all but $10 million of our outstanding debt held by SALP, or the Debt Conversion; and

•	the adjustment of the per warrant exercise price of certain of our outstanding common share purchase warrants held by SALP to the Transaction Price, or the Warrant Repricing.

These transactions will be referred to collectively in this Annual Report as the Restructuring Transactions. Following the Restructuring Transactions, SALP became our majority and controlling shareholder.

Our actual capital expenditures for the years ended December 31, 2017, 2018 and 2019 amounted to $7.6 million, $5.7 million and $1.0 million respectively. These capital expenditures primarily consisted of investments in our biotherapeutics and bioproduction facilities in connection with the development of Ryplazim® and expenses related to the opening of a new plasma collection center in the United States. We expect our capital expenditures to be consistent with our previous expenditures, as we continue to advance our research and development programs and grow our operations.

B.Business Overview

We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as G-protein-coupled receptor 40, or GPR40, and G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic. We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates.

Our Lead Product Candidates

-	Fezagepras for the treatment of fibrosis:

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is currently being developed for the treatment of idiopathic pulmonary fibrosis, or IPF, other interstitial lung diseases, or ILDs and an ultra-rare, multi-organ fibrotic disease known as Alström syndrome. Fezagepras is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40, GPR84 and PPAR alpha and PPAR gamma.

We have generated compelling preclinical data for fezagepras in multiple organ disease models of fibrosis, scleroderma and osteoporosis, that we believe support the evaluation of fezagepras in clinical trials for the treatment of fibrosis. This work was performed in collaboration with Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute.

To date, fezagepras has been evaluated in over 250 human subjects in a combination of three Phase 1 clinical trials, three open-label Phase 2 clinical trials and one placebo-controlled Phase 2 trial. We completed a Phase 2 open-label clinical trial of fezagepras in patients with IPF in January 2017 and a Phase 2 open-label clinical trial of fezagepras in patients with Alström syndrome in June 2018. We also completed an open-label Phase 2 trial of fezagepras in patients with Type 2 Diabetes with Metabolic Syndrome, or T2DMS in November 2016. We also commenced a placebo-controlled Phase 2 trial in T2DMS in May 2017, but terminated the trial due to failure to meet recruitment targets. An open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment Alström syndrome is currently ongoing.

Accordingly, in the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at dose levels higher than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection for future clinical trials of fezagepras, including placebo-controlled, randomized Phase 2 clinical trials in respiratory disease indications such as IPF and other ILDs.

Our research has focused on the ability of fezagepras to modulate the receptor activities of GPR40, GPR84 and PPAR receptors alpha and gamma, and regulating the downstream signaling processes. We believe these combined activities contributed to the effects we observed in our Phase 2 clinical trials of fezagepras. In a Phase 2, open-label clinical trial of fezagepras in patients with IPF, we observed the stabilization of lung function over 12 weeks. In a Phase 2 open-label trial in Alström syndrome patients, we observed encouraging clinical effects of fezagepras on both liver stiffness (as measured by Fibroscan, a surrogate for liver fibrosis) and cardiac fibrosis. We believe that fezagepras has the potential to provide benefit to patients with IPF and other ILDs, and to patients with Alström syndrome, since fibrosis is central to disease progression and loss of organ function in these conditions.

Fezagepras has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of Alström syndrome as well as for the treatment of IPF. Fezagepras has also been granted the Promising Innovative Medicine (PIM) designation by the UK Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of Alström syndrome and IPF.

-	Ryplazim® (human) plasminogen replacement therapy:

Ryplazim® (human) plasminogen, or Ryplazim, is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We are currently developing Ryplazim for the treatment of congenital plasminogen deficiency, a rare disorder associated with abnormal accumulation or growth of fibrin-rich pseudomembranous lesions on mucous membranes. Left untreated, these lesions may impair organ function and impact quality of life. Congenital plasminogen deficiency is caused by mutations in PLG, the gene coding for production of the zymogen plasminogen.

Ligneous conjunctivitis appears to be the most common clinical manifestation of plasminogen deficiency, and is characterized by inflamed, woody growths on the conjunctival membranes that, if left untreated, can result in visual impairment or blindness. Other disease manifestations may be observed in the central nervous system, ears, nasopharynx, oral cavity, respiratory, gastrointestinal and genitourinary tracts. Abnormal wound healing and infertility have also been reported in patients with plasminogen deficiency. Although most affected patients survive into adulthood, the disease appears to be most severe when diagnosed in infants and children, where manifestations increase morbidity and mortality risk, including blindness, respiratory failure due to bronchial obstruction, or complications from hydrocephalus (excessive fluid in the brain) and death.

We plan to resubmit a Biologics License Application, or BLA, with the U.S. Food and Drug Administration, or FDA, in the first half of 2020 based on the results from our open-label Phase 2/3 clinical trial completed in October 2018. In the Phase 2/3 clinical trial, we evaluated the pharmacokinetics (PK), efficacy and safety of Ryplazim in 15 pediatric and adult patients with congenital plasminogen deficiency, which is also referred to as hypoplasminogenemia. We previously submitted a BLA for Ryplazim that received a complete response letter from the FDA in April 2018 and identified manufacturing deficiencies which we believe we have since resolved.

In this open-label Phase 2/3 clinical trial, patients were administered Ryplazim intravenously (IV) at 6.6 mg/kg every two to four days. The dose and regimen were determined based on the results of a Phase 1 clinical trial of seven patients that we completed in February 2016. Both the Phase 2/3 clinical trial and the Phase 1 clinical trial were undertaken at two specialized centers: Indiana Hemophilia and Thrombosis Center in Indianapolis, Indiana and Oslo University Hospital in Oslo, Norway.

The first primary endpoint of the Phase 2/3 clinical trial was an increase in trough plasminogen activity levels by at least an absolute 10% above baseline for at least three measurements after 12 weeks of treatment with Ryplazim. Primary endpoint success was defined as at least 80% of evaluable patients achieving target trough plasminogen activity levels. All 14 evaluable patients achieved target trough plasminogen activity levels (absolute 10% above baseline) across the initial 12-week treatment period.

Observed Trough Plasminogen Activity Levels after Treatment with Ryplazim

Patient	Age (y)	Prescribed infusion interval (d)	Plasminogen activity (%)*								Plasminogen activity trough levels ‡ absolute 10% above baseline
			Screening	Baseline†	Trough levels
					Wk 2	Wk 4	Wk 6	Wk 8	Wk 10	Wk 12	Any occurrence	‡3 times
1	39	3	26	29	57‡	58	52	61	30§	48	5	Yes
2	35	2	29	43	72	81	78	79	83	63||	6	Yes
3	16	4	30	28	55	52	42	53	49	55	6	Yes
4	24	3	32	28	49	61	62	55	56	53	6	Yes
5	20	3	18	22	45	44	44	41	39	45	6	Yes
6	37	2	<5	<5	50	63	60	64	62	70	6	Yes
7	24	3	26	31	58	46	58	67	57	62	6	Yes
8	5	3	23	22	41	51	38	34	43	34	6	Yes
9	16	3	24	20	55	44	64	63	57	64	6	Yes
10	11	3	18	17	53	55	51	32||	50	50	6	Yes
11	6	3	36	29	39	49	52	59	54	61	6	Yes
12	33	3	<5	<5	19	33	46	26||	44	53	6	Yes
13	33	4	15	15	38	47	61	38||	45	30||	6	Yes
14	42	2	4	<5	14||	24	38	22||	44	41	5	Yes

The second primary endpoint of the Phase 2/3 clinical trial was to evaluate the number of lesions, size of lesions or affected organ functionality impact of lesions after 48 weeks of treatment with Ryplazim. Clinical success was defined as 50% of evaluable subjects with visible or other measurable lesions achieving at least a 50% improvement in lesion number, size or affected organ functionality impact from baseline.

In the ten children and adult patients enrolled in the United States, we observed a significant clinical effect on lesions as early as four weeks after commencement of treatment with Ryplazim, and an overall success rate of 100% in these ten patients after 48 weeks of treatment with Ryplazim. The treatment was generally well tolerated with no serious adverse events or adverse events resulting in drug discontinuation in the trial. Two patients had adverse events of severe intensity: one patient experienced severe back pain that resolved three days later and the other patient, with a medical history of anxiety, experienced an episode of anxiety, temporally related to a motor vehicle accident. Both of these severe adverse events resolved after temporary treatment discontinuation, without re-emergence upon re-start of therapy. The most frequent TEAEs observed in subjects in this trial were nasopharyngitis and headache.  None of the TEAEs resulted in drug discontinuation in the trial.

Observed Effect of 6.6 mg/kg Dose of Ryplazim on Lesions

	Baseline (BL)	Week 4	Week 8	Week 12	Week 24	Week 36	Week 48
Visible Lesions	15	2	1	1	0	0	0
New Lesions	--	0	0	0	0	0	0
Lesion Resolved (%)	--	13 (86.7)	14 (93.3)	14 (93.3)	15 (100)	15 (100)	15 (100)
Measurable Visible Lesions	6	2	1	0	0	0	0
>75% Response (%)	--	6 (100)	6 (100)	6 (100)	6 (100)	6 (100)	6 (100)

LC before and after replacement therapy with plasminogen (human).

(A)	Left eye lesion for patient 2 at day 0, prior to administration of plasminogen (human).

The subject received plasminogen (human) at an IV dose of 6.6 mg/kg every second day.

(B) Complete resolution of the left eye lesion after 4 weeks of treatment with plasminogen (human).

Ryplazim was granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

-	Early-Stage Portfolio

We are also planning to develop an early-stage pipeline of novel compounds targeting clinically validated and novel biological targets for the treatment of respiratory, liver and kidney diseases by leveraging our own drug discovery platform, collaborating with third parties and in-licensing or acquiring new compounds and technologies.

We have an early-stage small molecule product candidate, PBI-4547, which we believe may be suitable for the treatment of metabolic disease, including nonalcoholic steatohepatitis, or NASH. We initiated a Phase 1 clinical trial in healthy volunteers to assess the safety and tolerability of PBI-4547 in September 2019. We voluntarily suspended this clinical trial, pending review of pharmacokinetic results and further research on the underlying mechanism of action. No safety or tolerability issues have been observed to date.

Our Team

We have assembled a team of employees with experience across the spectrum of drug discovery and development who have experience developing and commercializing products. Members of our board of directors and management team have extensive experience in the life sciences industry. We are led by Kenneth Galbraith, our Chief Executive Officer, who brings over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors.

Our Pipeline

The following table sets forth our product candidates and their current development stages.

Ryplazim fezagepras PBI-4547 Undisclosed (Kidney) Undisclosed (Resp/GI) Undisclosed (NASH) GPR84 Antagonist Pre-Clin Phase I Phase II Phase III NDA/BLA Plasminogen: BLA filing planned 1H-2020 Fibrosis: Ready for Ph2 & Ph3 studies NASH: Phase 1 ongoing

Our Strategy

The key elements of our strategy include:

•	Advance the clinical development of our lead product candidates:

Fezagepras for the treatment of patients with IPF, other ILDs and Alström syndrome. We have generated preclinical data that we believe demonstrated proof-of-mechanism of fezagepras for the treatment of respiratory disorders associated with chronic or severe fibrosis, including with ILD, such as IPF, or Alström syndrome. We plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers in the second half of 2020. The data from this Phase 1 clinical trial will help define dose levels to inform the design of any future clinical trials evaluating fezagepras, including our planned two Phase 2 clinical trials of fezagepras, including one in patients with IPF and potentially other ILDs and one in patients with ILD, in the second half of 2020.

Ryplazim® (human) plasminogen - Seek marketing approval in the United States for Ryplazim for the treatment of congenital plasminogen deficiency. We completed our Phase 2/3 clinical trial evaluating Ryplazim in pediatric and adult patients with congenital plasminogen deficiency in October 2018. We intend to resubmit a BLA for Ryplazim in the first half of 2020. We intend to opportunistically evaluate strategic collaborations to maximize the potential commercial value of Ryplazim and we are exploring alternatives for the future commercialization of Ryplazim, if approved, including through a third-party marketing collaboration. Ryplazim was granted Orphan Drug Designation and Rare Pediatric Disease Designation for the treatment of congenital plasminogen deficiency.

•	Leverage our drug discovery platform and knowledge base to develop an early-stage drug portfolio:

Our early-stage drug development efforts are focused on expanding our pipeline of assets for the treatment of diseases associated with fibrosis. Accordingly, we intend to develop oral GPR84 antagonists to treat fibrosis and develop an early-stage pipeline of novel compounds for the treatment of respiratory, liver (liver fibrosis and NASH) and kidney diseases by leveraging our own drug discovery platform, entering into collaborations with third parties or in-licensing or acquiring new compounds and technologies.

Our Small Molecule Program

We are developing fezagepras, our lead small molecule product candidate, for the treatment of respiratory disorders associated with chronic or severe fibrosis, such as IPF, other ILDs and Alström syndrome. We are also continuing to evaluate PBI-4547, a related but distinct small molecule that we believe has the potential to treat fibrosis-related metabolic disease, such as NASH.

Fibrosis

Fibrosis is an aberrant response of the body to tissue injury that may be caused by trauma, inflammation, infection, cell injury or cancer. The normal response to injury involves the activation of cells that produce collagen and other components of the extracellular matrix, or ECM, that are part of the healing process. This healing process helps to fill in tissue voids created by the injury or damage, segregate infections or cancer, and provide strength to the recovering tissue. Under normal circumstances, where the cause of the tissue injury is limited, the scarring process is self-limited and the scar resolves to approximate normal tissue architecture. However, in certain disease states, this process is prolonged and excessively active, resulting in progressive tissue scarring, or fibrosis, which can cause organ dysfunction and failure as well as, in the case of certain cancers, promote tumor progression.

Excess levels of various profibrotic cytokines and growth factors are associated with fibrosis. Innate inflammatory cells increase the abundance of myofibroblasts, a cell type that drives wound healing, and stimulates them to deposit ECM proteins such as collagen at the site of tissue injury. In the case of normal healing of a limited tissue injury, myofibroblasts eventually die by programmed cell death, or apoptosis, and the fibrous scarring process recedes. Accordingly, we believe there is a need for therapies that could effectively target pathophysiological pathways involved in fibrosis.

Fezagepras

Fezagepras is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40, GPR84 PPAR alpha and PPAR gamma. Our research has focused on the role of these receptors on the pathogenesis of fibrosis in multiple organs. While GPR40 is minimally detectable in immune cells (except for monocytes), GPR84 is abundantly found in bone marrow, T-cells, B-cells, granulocytes, microglia, neutronphils, monocytes/macrophages and fibroblasts, and has been shown in third-party studies to work as a pro-inflammatory mediator. While GPR84 is weakly expressed in normal conditions, it is overexpressed in inflammatory and fibrotic conditions. Fezagepras has demonstrated anti-inflammatory and anti-fibrotic activity in animal models of chronic kidney disease, diabetic kidney disease, lung fibrosis, liver fibrosis, heart fibrosis, scleroderma and osteoporosis.

We are exploring the potential of fezagepras in the treatment of fibroproliferative diseases. We believe the modulating effects of fezagepras on known aspects of the fibrosis process suggest it has the potential to treat fibrosis-related diseases, for which there is a substantial unmet medical need. We are currently investigating the effect of fezagepras in patients with Alström syndrome, and are planning to further investigate its effect on patients with ILDs, including patients with IPF. We believe fezagepras has the potential to treat these patient populations, as fibrosis is at the core of organs losing functionality in each of these diseases.

Although we have completed a Phase 1 clinical trial evaluating single ascending doses of fezagepras in healthy volunteers and three open-label Phase 2 trials in patients with IPF, Alström syndrome and T2DMS, respectively, we have decided to escalate the dose of fezagepras in order to potentially increase its activity. Accordingly, in the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers at dose levels higher than those previously evaluated in our completed clinical trials, where the doses tested were generally well tolerated. The data from this Phase 1 clinical trial will help define dose levels to inform the design of any future clinical trials evaluating fezagepras, including a planned Phase 2 placebo-controlled clinical trial of fezagepras in patients with ILD, including IPF.

Fezagepras for the Treatment of Fibrosis of the Respiratory System

Idiopathic Pulmonary Fibrosis and other Interstitial Lung Diseases

Interstitial lung disease, or ILD, is a general category that encompasses a group of many different rare pulmonary diseases that share several pathophysiological features, despite their diverse causes. ILDs involve chronic inflammation and fibrosis, leading to a progressive destruction of the lung interstitium and loss of lung function. There are over 100 different types of ILD, of which IPF is one of the major forms. Other major forms include: chronic hypersensitivity pneumonitis, connective tissue disease-associated ILDs, or CTD-ILDs, such as rheumatoid arthritis-associated ILD, or RA-ILD, and systemic sclerosis-associated ILD, or SSc-ILD, and pulmonary sarcoidosis.

Idiopathic pulmonary fibrosis, or IPF, is a chronic lung disease characterized by a progressive and irreversible decline in lung function when lung tissue becomes damaged, stiff, and scarred. As tissue scarring progresses, transfer of oxygen into the bloodstream is increasingly impaired, leading to irreversible loss of lung function, as well as high morbidity and mortality rates.

Patients with IPF experience debilitating symptoms, including shortness of breath and difficulty performing routine functions, such as walking and talking. Other symptoms include chronic dry, hacking cough, fatigue, weakness, discomfort in the chest, loss of appetite and weight loss.

IPF usually occurs in adult individuals between 50 and 70 years of age, particularly in those with a history of cigarette smoking, and affects men more often than women. IPF affects approximately 130,000 people in the United States, with about 48,000 new cases diagnosed annually. Approximately 40,000 people with IPF die each year. The five-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected.

Limitations of Current Treatment Options for Idiopathic Pulmonary Fibrosis

Treatment options for patients with IPF are limited. Two products, nintedanib (OFEV® - Boehringer-Ingelheim) and pirfenidone (Esbriet® - Roche), have been approved for the treatment of IPF. However, neither demonstrated the ability to stabilize lung function in clinical trials, but rather were approved based upon their ability to slow the rate of decline in lung function. In addition, the tolerability profile of each drug is problematic for chronic usage as they are both associated with substantial levels of side effect (particularly GI), which have limited their use. Accordingly, we believe there remains a substantial unmet medical need in IPF.

Beyond the IPF market, competition in product candidate development for other ILDs is limited. Nintedanib, which received FDA approval for the treatment of SSc-ILD in September 2019 and FDA approval for treatment of progressive-fibrosis-ILDs in March 2020, is currently the only anti-fibrotic drug approved for the treatment of another ILD beyond IPF. Roche is also working to expand the potential ILD market for pirfenidone, with clinical trials underway in RA-ILD, SSc-ILD and chronic hypersensitivity pneumonitis. We are not aware of any other industry-sponsored clinical trials evaluating a product candidate for the treatment of SSc-ILD or chronic hypersensitivity pneumonitis in the United States or Europe.

Targeting an additional ILD indication offers us an opportunity to expand the market potential for fezagepras beyond IPF, if approved, and we are currently evaluating which additional ILD patient population to study.

Our Solution for Idiopathic Pulmonary Fibrosis: Fezagepras

We are developing fezagepras for the treatment of IPF. We plan to initiate a Phase 2 clinical trial evaluating fezagepras in patients with IPF once we have established the dose level to be evaluated based on the results of our planned Phase 1 multiple ascending dose trial.

Completed Open Label Phase 2 Clinical Trial

In January 2017, we completed an open-label, single arm, exploratory, observational Phase 2 trial of fezagepras, both as a monotherapy and in combination with either nintedanib or pirfenidone, in 41 patients with IPF. The primary endpoints of this trial were safety and tolerability and the key secondary endpoints of this trial included change in pulmonary function and change in inflammatory and fibrotic markers. Nine patients received 800 mg doses of fezagepras alone, 16 patients received 800 mg oral doses of fezagepras in combination with nintedanib and 16 patients received 800 mg doses of fezagepras in combination with pirfenidone, with 40 subjects completing the trial as planned (n= 9, 16 and 15) respectively; all administered orally on a daily basis for 12 weeks. The full results of this trial were published in the European Respiratory Journal in 2018.

The results of the trial showed that the mean change from baseline to Week 12 for forced vital capacity, or FVC, which is the total amount of air exhaled during a forced breath, was either slightly increased (+1.9 mL) or slightly decreased (-12.2 mL) for fezagepras in combination with nintedanib and for fezagepras alone, respectively, but was reduced (102.0 mL) for fezagepras in combination with pirfenidone.

Observed Effect of 800 mg Dose of Fezagepras on the Change from Baseline (Week 1, Pre-dose) for FVC at Week 12

Pulmonary Function Test	Fezagepras (n = 9)	Fezagepras + Nintedanib (n = 16)	Fezagepras + Pirfenidone (n = 15)	Total (n = 40)
Percent-predicted FVC (%)
Mean change (± SD) at Week 12	-1.11 (4.457)	0.06 (4.024)	-2.69 (4.113)	-1.23 (4.228)
95% confidence interval	-4.537, 2.315	-2.082, 2.207	-4.964, -0.409	-2.585, 0.120
P-value*	0.4759	0.9513	0.0240	0.0729
FVC (mL)
Mean change (± SD) at Week 12	-12.2 (137.09)	1.875 (127.6)	-102 (137.80)	-40.3 (138.96)
95% confidence interval	-117.60, 93.157	-66.121, 69.871	-178.31, -25.69	-84.692, 4.192
P-value*	0.7959	0.9539	0.0124	0.0746

FVC = forced vital capacity; N = number of subjects; SD = standard deviation.

a P-value based on paired t-test of the mean change from baseline (Week 1, pre-dose) for FVC at Week 12.

The combination of fezagepras and pirfenidone exhibited reduced pharmacokinetics as compared to fezagepras alone, suggesting a possible drug-drug interaction. Fezagepras’ concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the fezagepras and pirfenidone combination.

Fezagepras (800 mg) was well tolerated alone and in combination with either nintedanib or pirfenidone. One patient (2.4%) in the fezagepras + nintedanib group had a treatment-emergent serious adverse event of pneumonia. The medical monitor assessed the event as more likely arising from immune suppression due to prolonged use of the concomitant medication prednisone and the patient’s underlying IPF.

Importantly, there were no serious adverse events requiring fezagepras’ discontinuation. The most common adverse event observed in patients in this trial was diarrhea (˃15%). Diarrhea rate, however, was lower in the patients treated with fezagepras alone than in the groups receiving fezagepras in combination with either nintedanib or pirfenidone, both of which are associated with GI side effects.

Most treatment-emergent adverse events, or TEAEs, were mild or moderate in severity. Three patients (7.3%) had severe TEAEs: one patient had a severe TEAE of diarrhea that resolved and was deemed not related to fezagepras, one patient had severe TEAEs of dyspnea and IPF exacerbation that were moderate in severity and deemed not related to fezagepras, and one patient had a severe TEAE of gastrointestinal disorder that resolved and was deemed not related to fezagepras. In addition, there were no TEAEs of hypoglycemia among eight patients with type 2 diabetes (86-week exposure), including five patients requiring oral antidiabetic therapy with or without insulin (50-week exposure).

Preclinical Data

Antifibrotic Activity of Fezagepras Observed in Animal Models of Lung Fibrosis

We used a mouse model of bleomycin-induced lung fibrosis to evaluate the effect of fezagepras on histological lesions and inflammatory and fibrotic markers. In this model, female mice were treated with bleomycin (0.025 U) via intratracheal administration on Day 0. On Day 7, 28 mice were randomized into three groups according to their bleomycin-induced body weight loss. Mice were treated orally with PBI-4050 (100 mg/kg and 200 mg/kg) or vehicle from Day 7 through Day 20. On day 21, mice were euthanized. We observed a dose-dependent reduction in histological lesions of the lung.

Observed Antifibrotic Activity of Fezagepras in a Mouse Model of Bleomycin-Induced Lung Fibrosis

Parameter	Finding
Lung lesions	Fezagepras reduced histological lesions of lung fibrosis in a dose-dependent manner
Inflammatory and fibrotic markers	Fezagepras (200 mg/kg) significantly (p ≤ 0.05) decreased the mRNA expression of CTGF, collagen 1 and IL-23p19.

CTGF = connective tissue growth factor; GPR = G protein-coupled receptor; IL = interleukin; mRNA = messenger RNA.

Effect of Fezagepras on Bleomycin-Induced Histological Lesions

Histology leslons (disrupted lung architecture and thickness of alveolar wall) * p < 0.05 Bleomycin (Bleo) Bleo + PBI-4050 (100 mg/kg) Bleo + PBI-4050 (200 mg/kg)

Fezagepras and Pirfenidone

We also used the mouse model of bleomycin-induced lung fibrosis to evaluate the effect of 200 mg/kg doses of fezagepras, 400 mg/kg doses of pirfenidone, and the same doses of fezagepras in combination with pirfenidone on histological lesions and inflammatory and fibrotic markers. In this preclinical study, mice were randomized into three groups according to their bleomycin-induced body weight loss and treated orally with either fezagepras, pirfenidone or a combination of both compounds from Days 7 to 20. Only the animals that recovered their body weight loss by Day 20 were used for data analysis. Mice were euthanized on Day 21. Based on the Ashcroft score, a validated measure of histological lesions of lung fibrosis, fezagepras showed a statistically significant reduction in lung fibrosis compared to the bleomycin control group. We also observed a reduction in the histological lesion score of the mice treated with pirfenidone, but the reduction was not statistically significant compared to the bleomycin control group. Fezagepras also decreased the overexpression of pro-inflammatory and fibrotic markers compared to pirfenidone. We also observed a statistically significant reduction in histological lesions of the lung in the mice treated with fezagepras alone and in the mice treated with fezagepras in combination with pirfenidone.

Observed Antifibrotic Activity of Fezagepras in a Mouse Model of Bleomycin-Induced Lung Fibrosis: Fezagepras and Pirfenidone

Parameter	Finding
Toxicity	No toxicity was reported with PBI-4050. Pirfenidone induced severe vertigo that was reduced in the combination therapy (PBI-4050 + pirfenidone).

Bronchoalveolar fluid	All treatments (PBI-4050; pirfenidone; and PBI-4050 + pirfenidone) significantly (p < 0.05) reduced CTGF level.
Only the combination therapy significantly (p = 0.0424) decreased IL-1β protein level.
Only the combination therapy significantly (p < 0.05) decreased TNF-α protein level.
Lung lesions	Only PBI-4050 and the combination therapy significantly (p < 0.05) reduced histological lesions; pirfenidone had no effect.
PBI-4050 and the combination therapy significantly (p < 0.001) decreased the lesion score determined by the Ashcroft’s score;a pirfenidone alone had a statistically insignificant effect (p = 0.0538).
All treatments significantly (p ≤ 0.05) reduced the percentage of leukocyte infiltration.
Inflammatory and fibrotic markers	PBI-4050 and the combination therapy significantly (p < 0.05) reduced the percentage of collagen in leukocyte infiltration.

All treatments significantly (p < 0.05) decreased the overexpression of collagen, fibronectin, IL-23p19, IL-6, and TGF-β. Only PBI-4050 and the combination therapy significantly (p < 0.05) decreased CTGF and SPARC mRNA expression. Only the combination therapy significantly (p < 0.05) reduced collagen 3 and MMP2 mRNA expression.

All treatments significantly (p < 0.05) increased IFN-γ protein level in the lung.
PBI-4050 and the combination therapy significantly (p < 0.05) increased IL‑12p40 and IL-1β protein levels in the lung.
All treatments significantly (p < 0.01) increased the content of TNF-α protein level.

CTGF = connective tissue growth factor; GPR = G protein-coupled receptor; IFN-γ = interferon gamma; IL = interleukin; MMP = matrix metalloproteinase; mRNA = messenger RNA; SPARC = matricellular protein secreted protein acidic and rich in cysteine; TGF-β = transforming growth factor beta; TNF-α = tumor necrosis factor alpha.

a Ashcroft’s score: Briefly, the entire fields of each lung section were read by a blinded examiner, and each field was visually graded from 0 to 8. Criteria for grading lung fibrosis were as follows: Grade 0= normal lung; Grade 1= minimal fibrous thickening of alveolar or bronchiolar walls; Grade 3= moderate thickening of walls without obvious damage to lung architecture; Grade 5= increased fibrosis with definitive damage to lung structure and formation of fibrous bands or small fibrous masses; Grade 7= severe distortion of structure and large fibrous area; Grade 8= total fibrous obliteration of lung fields.

Observed Effect of Fezagepras and Pirfenidone on Bleomycin-Induced Histological Lesions

Histological lesions (disrupted lung architecture thickness of alveolar wall) Control Bleomycin (Bleo) Bleo + PBI-4050 (200 mg/kg) Bleo + Pifenidone (400 mg/kg) Bleo + PBI-4050 + Pirfenidone p = 0.03 p ≤ 0.001

Fezagepras and Nintedanib

We used a mouse model of bleomycin-induced pulmonary fibrosis to evaluate the effect of 200 mg/kg doses of fezagepras, 60 mg/kg doses of nintedanib and 200 mg/kg doses of fezagepras in combination with 60 mg/kg doses of nintedanib on inflammatory and fibrotic markers. In this preclinical study, mice were randomized into three groups according to their bleomycin-induced body weight loss and treated orally with either fezagepras, nintedanib or a combination of both compounds from Days 7 to 20. Mice were euthanized on Day 21. We observed a statistically significant reduction in inflammatory and fibrotic markers in lung tissue in the mice treated with fezagepras alone and in the mice treated with fezagepras in combination with pirfenidone.

Observed Antifibrotic Activity of fezagepras in a Mouse Model of Bleomycin-Induced Lung Fibrosis: Fezagepras and Nintedanib

Parameter	Finding
Bronchoalveolar fluid	All treatments (PBI-4050; nintedanib; and PBI-4050 + nintedanib) significantly (p ≤ .05) reduced CTGF. Only PBI-4050 and the combination therapy significantly (p < 0.05) reduced MCP-1 levels.
Inflammatory and fibrotic markers	All treatments induced a significant (p < 0.05) decrease of MCP-1 level and iNOS mRNA expression in lung tissue.
Only PBI-4050 and the combination therapy significantly (p < 0.05) reduced the percentage of collagen in inflamed lesions and in total lung tissue.
Only PBI-4050 significantly (p < 0.05) decreased the mRNA expression of collagen and fibronectin in lung tissue.
PBI-4050 significantly (p < 0.05) reduced TNF-α, IL-6, and CTGF mRNA expression in lung tissue. Nintedanib and the combination therapy induced a significant (p < 0.05) reduction of IL-6 and CTGF.

CTGF = connective tissue growth factor; IL = interleukin; iNOS = inducible nitric oxide synthase; MCP = monocyte chemotactic protein; mRNA = messenger RNA; TNF-α = tumor necrosis factor alpha.

Fezagepras for the Treatment of Alström Syndrome

Alström Syndrome

Alström syndrome is a rare, inherited, autosomal recessive syndrome resulting from the mutation of the ALMS1 gene that leads to childhood or adolescent obesity, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver and kidney. The most common cause of death in patients with Alström syndrome is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis. Fibrosis leading to liver failure is also responsible for a large number of deaths. Alström syndrome is also characterized by a progressive loss of vision and hearing and short stature. Alström syndrome affects over 800 patients worldwide. There are no therapies approved to treat Alström syndrome.

Our Solution for Alström Syndrome: Fezagepras

We are also developing fezagepras for the treatment of Alström syndrome. We plan to initiate a Phase 3 clinical trial evaluating fezagepras in patients with Alström syndrome once we have established the dose level to be evaluated based on the results of our planned Phase 1 multiple ascending dose trial and subject to regulatory approval.

Completed Open Label Phase 2 Clinical Trial

We completed a single-center, single-arm, open-label Phase 2 trial evaluating fezagepras in 12 subjects with Alström syndrome who were 16 years of age or older. Patients received a total oral daily dose of 800 mg of fezagepras for an initial 24 weeks with continuation for a further 36 or 48 weeks. The primary objective of the trial was to evaluate the safety and tolerability of fezagepras in this patient population. Standard assessments of safety included adverse events, clinical laboratory tests, vital signs, physical examination and electrocardiograms.

Exploratory objectives included assessments of the effect of fezagepras on liver stiffness using transient elastography, measuring fat content and fibrosis burden in the liver using MRI and measuring the effect on cardiac fibrosis and function using MRI.

All patients were recruited from the University Hospitals Birmingham, which is the nationally commissioned specialist service for Alström syndrome in the United Kingdom.

Observed effect on liver fibrosis

Mean transient elastography scores, a measurement of liver stiffness using FibroScan, was observed to decrease from baseline to the last available measurement for each subject, with daily 800 mg doses of fezagepras.

Observed Effect of 800 mg Dose of Fezagepras on the Change from Baseline in Liver Stiffness Using Transient Elastography (FibroScan) –

FibroScan Score Baseline Last available measurement Cirrhosis F4 Severe fibrosis F3 Significant fibrosis F2 Mild Fibrosis F1 Fatty liver

FibroScan® Score 2.5 7 9.5 12.5 Cirrhosis F4 Severe Fibrosis F3 Significant Fibrosis F2 Mild Fibrosis F1 Fatty Liver Baseline Last available measurement 5.1 4.6 6.1 7.4 6.6 6.0 8.1 5.0 8.8 7.5 9.9 7.8 12.2 10.4 12.4 8.6 13.1 5.1 21.1 17.1

Observed effect on myocardial fibrosis

Results of cardiac magnetic resonance imaging scans of myocardial fibrosis appeared to yield positive results after treatment with daily doses of 800 mg of fezagepras.

Observed Effect of 800 mg Dose of Fezagepras on the Change from Baseline in Magnetic Resonance Imaging Assessment of Left Ventricular Function and Myocardial Fibrosis –

T1 SAX 4ch (ms) Years from start of trial medication T1 SAX basal (ms) T1 SAX Mid (ms) Richard Steeds et al manuscript in preparation Messurement on an intervention patient measurement on a control patient start of medication for intervention patients final measurement for control patients Trend over time Forecasted Trend if Medication was not given

Observed tolerability data

Fezagepras was well tolerated in this Phase 2 clinical trial. Two patients reported non-treatment related serious adverse events (one with mild dehydration and one with severe cardiac ventricular thrombosis). Neither of these serious adverse events resulted in permanent discontinuation of trial drug. The most common TEAEs observed in patients in this trial were hypoglycemia, rash, headache, and lower respiratory tract infection, urinary tract infection, abdominal discomfort, diarrhoea, fatigue, asthma and decreased hemoglobin and the most common treatment-related TEAE observed in patients was hypoglycemia. Most treatment-related TEAEs were mild in severity, and the majority of subjects had mild or moderate TEAEs. None of the TEAEs resulted in permanent discontinuation of the trial drug.  There was no severe treatment-related TEAEs.

Ongoing Roll-Over Phase 2 Clinical Trial

Following completion of our Phase 2 clinical trial of fezagepras in patients with Alström syndrome, we initiated an open-label, single-arm, multi-center rollover Phase 2 clinical trial evaluating the long-term safety and tolerability of fezagepras in eight patients who completed the end-of-treatment visit for the initial Phase 2 trial. Each patient is administered a total daily dose of 800 mg of fezagepras and undergoes intensive investigation to document the effects of fezagepras on progressive organ fibrosis, including through magnetic resonance imaging of the liver and the heart. Each patient is evaluated against their individual results at trial entry, as well as against their historical disease progression trend, when available. The Data Safety Monitoring Board and the Medicines and Healthcare Products Regulatory Agency have agreed to extensions of this rollover trial. All eight patients have now completed more than two years of treatment with fezagepras. We expect to announce the results of this rollover Phase 2 clinical trial in the second half of 2020.

PBI-4547 for the Treatment of Fibrosis Associated with Non-Alcoholic Steatohepatitis

Fibrosis Associated with Non-Alcoholic Steatohepatitis (NASH)

Non-alcoholic fatty liver, or NAFLD, is a condition that is estimated to affect 75 million people in the United States due to the obesity epidemic and is the manifestation of metabolic disease in the liver. NASH is a progressed state of NAFLD, where the chronic injury suffered by the liver due to the excess fatty deposits associated with NAFLD trigger inflammation and fibrosis. Though only a small percentage of NAFLD patients progress to NASH, the sheer number of NAFLD patients has made NASH the most common cause of severe liver disease worldwide. NASH and its associated co-morbidities, such as fibrosis, remain a major unmet medical need with treatment offering little recourse.

Though the biologic mechanisms underlying the pathogenesis of NASH are not fully characterized, the current understanding describes excess lipids present in the liver ultimately leading to hepatoxic injury, followed by inflammation and fibrosis with an associated decline in liver function. Current research implicates multiple pathways for both the initial lipid accumulation and the dysregulated healing response.

There are no currently approved therapies for NAFLD, NASH or associated fibrosis. Current treatment options are limited to diet and lifestyle modifications that may control or reduce the amount of excess fat deposits in the liver.

PBI-4547

PBI-4547 is designed to be an orally active modulator of GPR84, GPR40, PPAR alpha and PPAR gamma. Based on preclinical studies, we believe PBI-4547 has the potential to treat fibrosis-related disease, such as NASH.

In preclinical studies, PBI-4547 improved metabolic regulation of glucose and lipids and reduce hepatic steatosis, ballooning and overall NAFLD score in high fat diet or HFD, fed mice. We also observed increased fatty acid oxidation and expression of mitochondrial uncoupling proteins in the liver. Additionally, metabolomic profiling demonstrated that HFD-induced metabolic dysregulation was reduced following treatment with PBI-4547. Based on these preclinical results, we believe PBI-4547 has the potential to slow the progression of many of the pathologies associated with NASH and its associated fibrotic elements.

In September 2019, we announced that we had dosed the first patient in a Phase 1 clinical trial of PBI-4547, designed to assess the safety, tolerability and pharmacokinetics of single ascending doses of PBI-4547 in up to 40 healthy volunteers. Each volunteer will sequentially receive one of five doses of PBI-4547 (50 mg, 100 mg, 200 mg, 400 mg or 800 mg) or placebo, with each cohort of eight participants randomized in a 3:1 ratio. We voluntarily suspended this clinical trial pending review of pharmacokinetic data for the first three cohorts obtained in the first quarter of 2020. No dose-limiting adverse events have been observed to date.

Our Plasma-Derived Program

Ryplazim

We are developing Ryplazim, our lead plasma-derived product candidate, for the treatment of congenital plasminogen deficiency. We plan to resubmit a BLA to the FDA in the first half of 2020.

Plasminogen and Congenital Plasminogen Deficiency

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis. Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency, or suffer an acute or acquired deficiency following a trauma or an illness. Patients with congenital plasminogen deficiency experience an accumulation of fibrin growths or lesions on mucosal surfaces throughout the body. Many cases are first diagnosed in the pediatric population, and if left untreated, disease manifestations may be organ-compromising. Peer-reviewed publications report that the condition may have a prevalence of one to two cases per million globally. Proprietary data sources and analyses involving the U.S. population suggest that the number of people potentially affected by plasminogen deficiency in the United States may be greater than these early epidemiological estimates. Congenital plasminogen deficiency requires lifelong therapy to avoid recurrence of lesions. There are currently no approved therapies for the treatment of congenital plasminogen deficiency.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients with plasminogen deficiency may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency, or suffer an acute or acquired deficiency following a trauma or an illness. We are focused on developing a treatment for congenital plasminogen deficiency.

Our Solution for Congenital Plasminogen Deficiency: Ryplazim

Ryplazim is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients with congenital plasminogen deficiency, a rare inherited disorder caused by a mutation of the PLG gene.

Completed Phase 2/3 Clinical Trial

In a pivotal Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency, 15 patients (six children and nine adults) were administered 6.6 mg/kg intravenous doses of Ryplazim every two to four days for 12 weeks. The primary endpoint was an increase in trough plasminogen activity levels by at least an absolute 10% above baseline. The secondary endpoint was clinical success, defined as a greater than 50% improvement in lesion number/size or functionality impact from baseline. Ryplazim met both its primary and secondary endpoints following the intravenous administration of Ryplazim to fourteen patients for 12 weeks, as we observed at least a 10% improvement from baseline trough plasminogen levels and lesion reduction in size or number of greater than 50% in all patients. Subsequently, clinical data from an additional 36 week follow-up demonstrated no recurrence of lesions at 48 weeks.

Ryplazim was well tolerated in both children and adults. No serious adverse events were reported and no patient permanently discontinued treatment due to an adverse event. Two patients had adverse events of severe intensity. One of the patients reported anxiety, nausea, fatigue, arthralgia, back pain, dizziness, paresthesia and flushing after her twentieth infusion, which were resolved after temporary treatment discontinuation without re-emergence with restart of treatment. The other patient had severe back pain that resolved three days later. The most common adverse events observed in patients in this trial were headache and nasopharyngitis. Several patients had adverse events (including epistaxis, hematuria and dysmenorrhea) and/or laboratory abnormalities (including blood in urine and elevated D-dimer levels) consistent with physiologic trial drug activity, specifically increased fibrinolytic capacity with lesion dissolution. Minor bleeding events of hemorrhage (eye, skin, uterine, and vaginal), epistaxis, hematuria, cervical and oral discharge occurred in a few patients in areas near the lesion sites or associated with urinary excretion. No additional analyses were performed on any of these secretions. These findings are consistent with abnormal urinalysis findings of blood and protein in urine, which became macroscopic with urinary tract lesion lysis. Gross hematuria was not persistent or continuous. In addition, there were no clinically significant findings for vital signs or viral testing. Antiplasminogen antibodies were not detected in any patient.

BLA Submission and Complete Response Letter

In April 2018, we received a complete response letter from the FDA, following the submission of our BLA for Ryplazim for the treatment of congenital plasminogen deficiency with the FDA and a plant inspection of our Laval, Québec facility by the FDA. The FDA identified the need for us to make a number of changes related to Chemistry, Manufacturing and Controls. These included the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim as well as the manufacturing of Ryplazim conformance batches to confirm the effectiveness of these process changes.

In October 2018, we announced the completion of a Type C meeting, during which the FDA provided feedback on our proposed action plan for the implementation of additional analytical assays and in-process controls related to the manufacturing process of Ryplazim. As a result of the feedback received during that Type C meeting, we completed the manufacturing process performance qualification protocol and the manufacturing of required Ryplazim conformance lots. We have also engaged external consultants to assist with this process. We plan to resubmit our BLA to the FDA in the first half of 2020. The BLA includes the clinical results on 14 patients with 12 weeks of data. In addition, we plan to continue to supply Ryplazim to those patients enrolled in the original clinical trial under an approved treatment protocol. As of December 31, 2019, all patients in the expanded access studies have rolled over into a treatment protocol (2002C018G). The compassionate use and name patient program is ongoing in Europe and Canada.

We are exploring various alternatives for the future commercialization of Ryplazim, if approved, including through a collaboration.

Manufacturing, Plasma Collection and Processing

We rely and expect to continue to rely for the foreseeable future, on third-party contract manufacturing organizations, or CMOs, to produce our small molecule product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We require that our CMOs produce bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices, or cGMPs, and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We have engaged CMOs to manufacture supply of certain of our product candidates for preclinical, clinical and commercial use. Additional CMOs are used to fill finish, label, package and distribute drug product for preclinical and clinical use. We do not currently have arrangements in place for redundant supply. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for registration trials and, if approved, the manufacture, sale and distribution of commercial products.

Our wholly-owned subsidiary, Prometic Bioproduction Inc., or PBP, operates our plasma processing facility in Laval, Quebec, Canada, where we manufacture Ryplazim in accordance with cGMPs to be used in our clinical trials and “compassionate use” programs. “Compassionate Use” is the use outside of a clinical trial of an investigational, or not approved, product candidate when patient enrollment in a clinical trial is not possible, typically due to patient ineligibility or a lack of ongoing clinical trials. We expect to use the Laval facility for commercial manufacture of Ryplazim in bulk drug substance form, if Ryplazim is approved. In May 2015, we entered into a Master Services Agreement with Emergent Biosolutions Inc., or Emergent, pursuant to which Emergent provides additional plasma manufacturing capabilities in Winnipeg, Manitoba, Canada, which we expect to rely on for a larger-scale version of the process implemented in the Laval facility. We continue to evaluate our production needs and plans to be able to support the commercial product launch of Ryplazim, if approved.

We also have a plasma collection center in Winnipeg, Manitoba, Canada, which is an FDA and Health Canada licensed, EMA compliant and International Quality Plasma Program certified plasma collection facility located in close proximity to Emergent’s Winnipeg-based cGMP-compliant manufacturing facility. We believe that the plasma collection center allows for strategic sourcing of plasma for the purification of Ryplazim using our plasma-protein purification platform. Our wholly-owned subsidiary, Prometic Plasma Resources Inc., or PPR, also sells specialty plasma and red blood cells to third parties in the ordinary course. PPR is responsible for supplying and purchasing our plasma requirements. In 2019, PPR continued to focus on expanding its plasma donor base.  In 2020, we expect to receive FDA approval for our first U.S.-based plasma collection center, located in Amherst, New York. The U.S. collection center is operated by our wholly-owned subsidiary, Prometic Plasma Resources (USA) Inc.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. While we believe that our product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we compete in the highly competitive markets and face significant competition from many sources, including pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies and private and public research institutions.

We compete in the segments of the biotechnology, pharmaceutical and other related industries that develop and market therapies for the treatment of disorders associated with fibrosis. There are many other companies, including large biotechnology and pharmaceutical companies, that have commercialized and/or are developing therapies for the same therapeutic areas that our product candidates target. There are two approved products available for the treatment of IPF: Boehringer Ingelheim (Ofev / nintedanib) and Roche (Esbriet / pirfenidone). In addition, there are several product candidates in development for IPF including three product candidates already in, or expected to commence, Phase 3 clinical trials: FibroGen Inc. (pamrevlumab), Galapagos NV (GLPG1690), Promedior (recently acquired by Roche), PRM-151. Rhythm Pharmaceuticals, Inc. is developing a product candidate for the treatment of obesity related to Alström syndrome. There are numerous product candidates in development for the treatment of NASH, including five product candidates that are being evaluated in Phase 3 clinical trials (Intercept Pharmaceuticals, Inc. (Ocaliva), GenFit S.A. (elafibranor), Allergan plc (cenicriviroc), Madrigal Pharmaceuticals, Inc. (resmetirom) and Galmed Pharmaceuticals Ltd. (Aramchol), and another which is expected to commence in the first quarter of 2020 (Galectin Therapeutics Inc., belapectin).

There are currently no approved drugs for the treatment of congenital plasminogen deficiency. Disease management practices include surgical intervention and fresh frozen plasma administration, which have been shown to offer some relief. Third-party reports related to these disease management practices, however, have been part of single cases or small groups of patients, and no standardized treatment protocols or guidelines have been established.

Many of the companies against which we are competing or against which we may compete in the future, either alone or with their strategic collaborators, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies or universities and research institutions. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling patients for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

License, Manufacturing, Supply and Royalty Agreements

Adsorbent Supply Agreement-

We currently have an adsorbent supply agreement, dated June 18, 2019, with PBL (now Astrea Bioseparations Ltd) for the supply by PBL to us of affinity adsorbents used in the manufacturing activities for plasma-derived products, including our proprietary affinity adsorbents used in the manufacturing of Ryplazim. The price for the adsorbents was detailed in the agreement and is subject to increase in accordance with the agreement, which does not contain any minimum purchase requirements. The agreement has an initial ten-year term with subsequent five-year terms, unless not renewed by us or earlier terminated or not renewed by us in accordance with its terms.

Plasma Purchase Agreements-

We currently have a plasma purchase agreement, dated November 6, 2015, with Interstate Blood Bank, Inc., or IBBI, for the supply by IBBI to us of plasma used in the manufacturing of Ryplazim. The price for the plasma is detailed in the agreement and is subject to increase or decrease in accordance with the agreement. We have agreed to certain annual minimum purchase amounts. The agreement has an initial term until December 31, 2021 with subsequent three-year terms, unless earlier terminated by either party in accordance with its terms.

We also have a plasma purchase agreement, dated June 6, 2017, with Grifols Worldwide Operations Limited, or Grifols, for the supply by Grifols to us of plasma used in the manufacturing of Ryplazim. The price for the plasma is detailed in the agreement and is subject to increase in accordance with the agreement. We have agreed to certain annual minimum purchase amounts. The agreement has an initial term until December 31, 2022, with an option to mutually renew the agreement for additional one year terms, unless earlier terminated by either party in accordance with its terms.

Supply Agreements-

We currently have a master services agreement, or Emergent MSA, dated May 15, 2015, with Cangene Corporation d/b/a Emergent BioSolutions, or Emergent, for the provision of manufacturing services in quantities specified in statement of works. We have agreed to certain annual minimum commitment amounts. The Emergent MSA has an initial fifteen-year term, unless earlier terminated in accordance with its terms.

Royalty Stream Purchase Agreement with Structured Alpha-

In April 2018, we entered into a royalty stream purchase agreement with SALP, our lender under that certain loan agreement dated November 30, 2017. Pursuant to the royalty stream purchase agreement, SALP purchased the right to receive a low single digit royalty on net sales, licensing revenues, and joint venture revenues attributable to certain of our proprietary intellectual property rights, or royalty income. During a specified period, we have the right to repurchase the royalty income for a price to be determined based upon a formula specified in the agreement. The agreement expires upon the earlier of the mutual agreement of the parties and the later of expiration on a country-by-country basis of the last applicable patent right and any applicable data or regulatory exclusivity in such country. Either party may terminate the agreement upon an uncured material breach by the other party.

Assignment Agreement with Innovon-

In October 2001, we and our subsidiary Prometic BioSciences Inc. (now Liminal R&D BioSciences Inc., or LBRD) entered into an assignment agreement with Innovon Pharmaceuticals Inc., or Innovon, and Pierre Laurin pursuant to which Innovon and Pierre Laurin assigned to LBRD and us, all rights, title and interests in certain compounds.

On December 14, 2015, Innovon and Pierre Laurin consented to the assignment and transfer our worldwide intellectual property rights related to the assigned compounds, except for our Canadian rights, to our subsidiary Prometic Pharma SMT Limited (now known as Liminal BioSciences Limited).

In consideration for such assignment by Innovon and Pierre Laurin, we are obligated to pay Innovon a low single digit percentage of any consideration received by us in connection with a license or grant of rights to third parties with respect to such assigned compounds. Additionally, we are obligated to pay a less than one percent royalty on net sales of such assigned compounds. At any time after a certain period, in the event that (i) we fail to develop or commercialize an assigned compound covered by the assignment agreement, as amended, for an unreasonable period of time, (ii) we elect to cease further development or commercialization of an assigned compound or (iii) of our insolvency, we are obligated to reassign the applicable compound to Innovon and Pierre Laurin subject to certain conditions, including payment by Innovon and Pierre Laurin of a consideration to be negotiated between the parties and payable in the form of royalties.

The assignment agreement expires, on an assigned compound-by-assigned compound basis, on the last sale of the applicable assigned compound, or upon the occurrence of any Event of Default, which includes, subject to applicable laws, insolvency, bankruptcy, an arrangement with creditors, a restructuring, protective administration or liquidation of the Company. Innovon and/or Pierre Laurin may also terminate the agreement upon our breach that remains uncured for a certain numbers of days.

License Agreement and Contract Manufacturing Agreement with Hematech-

In May 2012, we entered into an amended and restated license agreement with Hematech Biotherapeutics Inc., or Hematech, pursuant to which we granted Hematech an exclusive license under certain of our technology to develop, manufacture and commercialize plasma-derived products in Taiwan and a co-exclusive license under such technology to develop, manufacture and commercialize plasminogen products anywhere in the world other than China as well as a contract manufacturing agreement pursuant to which we have the exclusive right to obtain supply of plasma-derived products from Hematech for use outside of Taiwan. Currently, Hematech is not manufacturing plasma-derived products. Subsequently, in December 2016, we entered into an amendment to the licensed agreement pursuant to which we re-obtained our exclusive rights to the plasminogen products around the world.

Under the license agreement, we are entitled to receive a low single digit royalty on net sales of plasma-derived products in Taiwan. In connection with our re-obtaining rights to our plasminogen products we issued to Hematech 1,683 common shares and are obligated to pay a mid single digit royalty on net sales of plasminogen products for congenital deficiency up to December 16, 2020 and subject to both a minimum and cap in the low seven figures.

The license agreement, unless terminated earlier, expires upon the latest to occur of (a) the last patent to expire in Taiwan, (b) thirty (30) years from execution and (c) the date on which Hematech is no longer commercializing a plasma-derived product. Either party may terminate the license agreement upon the insolvency of the other party or an uncured material breach of the license agreement by the other party. Additionally, Hematech has the right to terminate the license agreement for any reason upon prior specified notice. The contract manufacturing agreement expires on the expiration or termination of the license agreement. The contract manufacturing agreement may be terminated upon the mutual agreement of the parties, by either party upon an uncured material breach of the contract manufacturing agreement by the other party, and by Hematech in the event that a governmental entity enjoins the further operation of the production facility or the development, manufacturing, distribution or sale of any product in Taiwan.

Intellectual Property

We own and control the intellectual property utilized in the vast majority of our technologies, products and potential product candidates, giving us the option to develop and eventually commercialize these products in various geographies, to develop new formulations, and to select CMOs and CROs of our choice. Our intellectual property rights include our trademarks, patents and patent applications, regulatory dossiers, manufacturing, and process know-how. Our intellectual property portfolio has been built in large part from in-house technology and product research and development over the past 20 years as well as strategic relationships and joint ventures with reputable partners such as American National Red Cross.

Our approach regarding our intellectual property portfolio is to file and/or license patents and patent applications as appropriate and to seek to obtain patent protection in at least the major pharmaceutical markets, including the United States, major European countries and Japan. We also rely on trade secrets, proprietary unpatented information, trademarks, and contractual arrangements to protect our technology and enhance our competitive position. We currently have a patent estate comprised of owned and in-licensed patents and patent applications. Our patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods for treating diseases, disorders, or conditions.

PBI-4050

Our PBI-4050 program is covered by a patent portfolio that we wholly own and that is comprised of issued patents, as well as allowed and pending patent applications, related to PBI-4050 and related derivative compounds, salt forms and formulations of the same, and methods of making and using the same therapeutically. The portfolio is comprised of patent families granted in Canada, United States, Europe, China, Japan, Russia and other countries, including granted U.S. patents with claims directed to the PBI-4050 compound and its use in treating various diseases including inflammatory diseases and renal disorders. These patents are expected to expire no sooner than 2030, absent any patent term adjustments or extensions. We also own a patent family with claims directed to methods of treating pulmonary fibrosis (including idiopathic pulmonary fibrosis, or IPF), liver fibrosis, cardiac fibrosis or skin fibrosis with PBI-4050 or related derivatives. Patents in this family have been granted in Canada, United States, Europe, China, Japan, Russia and other countries and are expected to expire no sooner than 2034, absent any patent term adjustments or extensions.

PBI-4547

Our PBI-4547 program is covered by a wholly-owned patent portfolio comprised of issued patents, as well as pending patent applications, related to PBI-4547. Additionally, we own another patent family related to the use of PBI-4547 in methods of regenerating liver and other tissues, which includes a granted U.S. patent and related pending applications in Canada, United States, Europe, China, Japan, Russia, and other countries. Patents granted from this patent family are expected to expire in 2035, absent any patent term adjustments or extensions.

Ryplazim

Our Ryplazim program is covered by a wholly-owned patent portfolio comprised of an issued U.S. patent, as well as allowed and pending patent applications, related to the Ryplazim clinical formulation and methods of use. Specifically, one patent family has been granted in the United States, and is pending in Canada, United States, Europe, China, Japan, Russia and other countries with claims directed to the current formulation. This patent and any applications that grant from these applications are expected to expire in 2035, absent any patent term adjustments or extensions. A second patent family is pending in Canada, United States, Europe, China, Japan, Russia and other countries, with claims directed to the use of plasminogen in maintaining optimal plasminogen levels in plasminogen-deficient patients. Any patents that may grant from these patent applications are expected to expire in 2036, absent any patent term adjustments or extensions.

Our Trademark Portfolio

RYPLAZIM is our registered trademark, in the United States, Canada, Europe, Japan and Turkey used in association with plasminogen for the treatment of plasminogen congenital deficiency in those countries, if approval is received from the relevant regulatory authorities.

LIMINAL BIOSCIENCES is our trademark currently pending registration in Canada and in other countries.  This mark is our name and is used in association with several goods and services, pharmaceutical research and development, and pharmaceutical preparations and compositions being developed for the treatment of fibrosis and other indications.

We also have unregistered trademark rights in certain countries in which we operate, where trademark rights arise from use, rather than registration.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we, where we deem practicable and commercially reasonable:

•	file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;
•	prosecute pending patent applications in conformity with applicable patent laws and in a manner that covers our activities;

•	file trademark applications in countries of interest for our trademarks
•	register domain names whose addresses include our trademark names; and
•	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

Government Regulation

In the United States, pharmaceutical and biological products are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA, and the Public Health Service Act or PHSA. The FDCA, PHSA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

We cannot market a drug or biological product in the United States until the product candidate has received FDA approval. The steps required before a new drug or biologic may be marketed in the United States generally include the following:

•	completion of extensive nonclinical laboratory tests, animal studies, and formulation studies in accordance with the FDA's Good Laboratory Practice, or GLP, regulations;
•	submission to the FDA of an Investigational New Drug, or IND, for human clinical testing, which must become effective before human clinical trials may begin;
•

performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy of the product for each proposed indication;

•

submission to the FDA of a BLA, in the case of biological product candidates or a New Drug Application, or NDA in the case of small molecule drug candidates, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA inspection of sites involved in our clinical trials;
•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient, or API, and finished product are produced and tested to assess compliance with cGMPs; and

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Nonclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLP regulations. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. If the FDA raises concerns or questions about the conduct of the trial, such as whether human research subjects will be exposed to an unreasonable health risk, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

Clinical trials involve the administration of the investigational new biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, including GCP requirements, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board ("IRB") for approval at each site at which the clinical trial will be conducted. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

U.S. Biopharmaceutical Products Development Process

Before testing any product candidate, the product candidate enters the nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the nonclinical tests must comply with federal regulations and requirements including GLPs.

The clinical study sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some nonclinical testing typically continues after the IND is submitted. An IND is an exemption from the FDCA that allows an unapproved product to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA requests certain changes to a protocol before the study can begin, or the FDA places the clinical study on a clinical hold within that 30-day time period. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Clinical trials involve the administration of the product candidate to healthy volunteers or subjects under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical study will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical study must be reviewed and approved by an independent IRB, at or servicing each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical study subject or his or her legal representative and must monitor the clinical study until completed. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1. The product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•

Phase 2. The product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•

Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the characteristics of the product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

After the completion of clinical trials, FDA approval of a BLA or NDA must be obtained before commercial marketing of the product. The BLA or NDA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act, or PREA, a BLA or NDA or supplement must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA or NDA must be accompanied by a significant user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs or NDAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews the application submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA or NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review to determine, among other things, whether the proposed product is safe, potent, and effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor must submit a proposed REMS; the FDA will not approve the application without a REMS, if required.

The FDA also offers a number of expedited development and review programs for qualifying product candidates. Priority review designation for BLA is assigned by FDA, if at all, at the time of acceptance of a BLA for a product that treats a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness relative to available therapies.

Before approving an application, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, the FDA will typically inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA or NDA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA or NDA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. As a condition for approval, the FDA may also require additional nonclinical testing as a Phase 4 commitment.

One of the performance goals agreed to by the FDA under the PDUFA is to review standard BLAs and NDAs in ten months from filing and priority BLAs and NDAs in six months from filing, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Maintaining substantial compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biopharmaceutical products continues after approval, particularly with respect to cGMP. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Following approval, the manufacturing facilities are subject to biennial inspections and such inspections may result in an issuance of FDA Form 483 deficiency observations or a warning letter, which can lead to plant shutdown and other more serious penalties and fines. Prior to the institution of any manufacturing changes, a determination needs to be made whether FDA approval is required in advance. If not done in accordance with FDA expectations, the FDA may restrict supply and may take further action. Annual product reports are required to be submitted annually. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. ODD must be requested before submitting a BLA or NDA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA or NDA, to market the same biologic or drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the application user fee.

A designated orphan drug many not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Rare Pediatric Disease Designation

The Rare Pediatric Disease Priority Review Voucher Program, or the PRV Program, is intended to incentivize pharmaceutical companies to develop drugs for rare pediatric diseases. A company that obtains approval of an NDA or a BLA for a designated rare pediatric disease may be eligible for a PRV from the FDA, which may be redeemed to obtain priority review for a subsequent NDA or BLA by the owner of such PRV. A PRV is fully transferable and can be sold to any company, who in turn can redeem the PRV for priority review of a marketing application in six months, compared to the standard timeframe of approximately ten months. A drug that receives a RPDD before October 1, 2020 continues to be eligible for a PRV if the drug is approved before October 1, 2022. Extension beyond these dates will require further Congressional action.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program; federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters, and which, as amended by the Health Information for Economic and Clinical Health Act of 2009, or HITECH, also imposes certain requirements on HIPAA covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government, information related to payments or other transfers of value made to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. As there is no uniform policy of coverage and reimbursement for drug products among third‑party payors in the United States, coverage and reimbursement policies for drug products can differ significantly from payor to payor. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time‑consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third‑party payors will decide with respect to coverage and reimbursement for our drug products. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

In March 2010, the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, ACA, was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In addition, the Tax Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. Since the enactment of the Tax Act, there have been additional amendments to certain provisions of the ACA. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, if any, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2029 unless additional Congressional action is taken. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020.This final rule codified CMS’s policy change that was effective January 1, 2019. While some of measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Product Development

We have made significant investments over the last twenty years in the development of our proprietary technologies, our small molecule and plasma-derived therapeutics platforms and the product candidates arising therefrom. These investments and in-house development strategy have allowed us to be flexible in our approaches and adaptive when needed as well as retaining control over intellectual property rights and the potential commercial upside thereon. Furthermore, it allows us to develop the necessary skill sets internally on both the development of manufacturing processes as well as product development (preclinical and clinical) in various disease indications. Notwithstanding the foregoing, we believe that it is important to have a balance between in-house product development and outsourcing same or partnering such activities. Finally, pursuing the development and commercialization phase in partnership with other companies (especially for specific indications and/or geographic regions) is also interesting for us because it provides continuous external validation of our technology and possibilities of short and long term revenues from fees collected at the initiation of the partnership as well as via milestones payments and royalty streams.

Environmental Protection

We produce a certain amount of chemical waste in our R&D and manufacturing activities that is managed in accordance with applicable environmental protection standards by companies that specialize in hazardous waste management. Our research laboratories generate hazardous waste that is also removed by companies that specialize in hazardous waste management, in accordance with strict internal procedures and applicable regulatory requirements. Compliance with such requirements is not expected to have a significant effect on our competitive position.

C.Organizational Structure

We are structured as a parent company with nine separate operating entities which all are directly or indirectly controlled by us.

The following chart indicates:

(i)	the name of the operating subsidiaries and their acronym;
(ii)	jurisdiction of incorporation of our operating subsidiaries; and
(iii)	voting interest (expressed as a percentage) beneficially owned, controlled or directed by us in each subsidiary.

Structured Alpha LP (“SALP”) Cayman Island Liminal BioSciences Inc. (“Liminal”) Canada Liminal R&D Biosciences Inc. (“LBRD”) Canada 100% Prometic Plasma Resources Inc. (“PPR”) Canada 100% Prometic Plasma Resources (USA) Inc. (“PPR USA”) Delaware, USA 100% Prometic Bioproduction Inc. * (“PBP”) Canada 100% NantPro Biosciences, LLC (“NantPro”) Delaware, USA 73% Telesta Therapeutics Inc. (“TST”) Canada 100% Prometic Biotherapeutics Inc. * (“PBT”) Delaware, USA 100% Liminal BioSciences Holdings Limited (“LBH”) UK 100% Liminal Biosciences Limited * (“LBL”) UK 100%

* Subsidiary that has assets or revenues representing more than 10% of our consolidated assets or consolidated revenues from continued and discontinued operations in the consolidated financial statements for the financial year ended December 31, 2019, excluding Prometic Bioseparations Ltd., as we divested this subsidiary on November 25, 2019.

D.Property, Plants and Equipment.

We lease our principal executive offices, operational offices, manufacturing plant(s), plasma collection centers and laboratory space, which consists of approximately 9,110 square meters, in Laval, Quebec, Canada; Sawston, United Kingdom; Winnipeg, Manitoba, Canada; Rockville, Maryland and Amherst, New York, United States. The lease for our principal executive office in Laval expires on October 31, 2025. The lease for our office in Cambridge, United Kingdom expires on November 12, 2024. The lease for our plasma collection center in Winnipeg expires on February 28, 2023, while the lease for our plasma collection center in Amherst, New York expires on December 1, 2033. The leases for our manufacturing plant and laboratory space, both located in Laval, both expire on October 31, 2025. We believe our current facilities are sufficient to meet our needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A.Unresolved Staff Comments.

Not applicable.

Item 5.Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need.  We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as G-protein-coupled receptor 40, or GPR40, and G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic.  We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates.

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is currently being developed for the treatment of idiopathic pulmonary fibrosis, or IPF, other interstitial lung diseases, or ILDs and an ultra-rare, multi-organ fibrotic disease known as Alström syndrome. Fezagepras is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40, GPR84, PPAR alpha and PPAR gamma.

Our lead plasma-derived product candidate, Ryplazim®, is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We plan to resubmit a Biologics License Application, or BLA, with the U.S. Food and Drug Administration, or FDA, in the first half of 2020 based on the results from our open-label Phase 2/3 clinical trial completed in October 2018.

 Financial Performance

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

On July 5, 2019, we performed a 1000 to 1 share consolidation of our issued equity instruments including common shares, warrants, options and restricted stock units, or RSU. Any quantity relating to these instruments for 2018 and up to July 5, 2019 or any per unit price such as exercise prices, presented throughout this MD&A have been restated for the share consolidation. The weighted average number of shares outstanding used in the basic and diluted earnings per share, or EPS, have been retroactively adjusted to give effect to the share consolidation and the bonus element included in the rights offering, as required by IAS 33, Earnings per share, and consequently the basic and diluted earnings per share presented in this MD&A have also been adjusted.

On November 25, 2019, we completed a disposition of all our shares in Prometic Bioseparations Ltd. or PBL to Gamma Biosciences GP LLC, a subsidiary of KKR & Co. As a result of this transaction, we no longer retain any interest in PBL and its subsidiary Prometic Manufacturing Inc. or PMI and have ceased to consolidate these entities in our consolidated financial statements as of the date of the disposal. Our interest in PBL and PMI has been presented separately as “Discontinued Operations” in the current and comparative results, in accordance with the guidance under IFRS 5, Non-Current Asset Held for Sale and Discontinued Operations. Unless otherwise indicated, all financial information represents results from continuing and discontinuing operations.

Financial operations overview

Revenue

Revenues include revenues from plasma sales, milestone and licensing revenues, revenues from the rendering of research and development services and rental revenues.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Research and development expenses

Research and development or R&D expenses comprise the costs to manufacture the plasma-derived product candidates, including Ryplazim®, used in pre-clinical studies, clinical trials, and supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, and for the development of our production processes for Ryplazim® in preparation of the resubmission of the BLA. It also includes the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and pre-clinical studies, employee compensation and other operating expenses involved in research and development activities.

Administration, selling and marketing expenses

Administration, selling and marketing expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under administrative expenses mainly include legal fees, accounting fees, audit fees, financial printer fees and fees for taxation advisory. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to the administration, selling and marketing activities.

Selling and marketing expenses include costs associated with managing our commercial activities as we prepare for our first commercial launch.

Bad debt expense

For trade receivables, we apply the simplified approach permitted by IFRS 9, Financial instrument or IFRS 9, which requires lifetime expected losses to be recognized from initial recognition of the receivables. Such expected losses are recognized in the statement of operations as bad debt expense.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from the long-term debt and from the lease liabilities following the adoption of IFRS 16, Leases or IFRS 16 and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. Deferred financing fees carried on the statement of financial position that pertain to the pre-modified debt are expensed immediately and are also included in the loss or gain.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. Over the past three years, this caption includes the changes in fair values of the convertible debt, investments in equity and the warrant liability.

Impairment losses

Impairment losses includes impairments recorded on capital and intangible assets.

Share of losses of an associate

Our pro rata share of the losses incurred by an associate are recognized in the profit and loss. An associate is an entity over which we exercise significant influence.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. This includes the U.K. small and medium enterprise R&D tax credits we were eligible for until 2018 inclusively. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Following the sale of two of our subsidiaries previously included in our bioseparations segment, we have restated the prior periods to remove the impact of those operations from the all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the discontinued operations line in the financial statement. The amounts showing in the discontinued operations line do not equal the results reported in prior periods for the bioseparation segment since the ownership of one subsidiary that was part of this segment was not sold and since certain of the corporate expenses that were previously allocated to the segment were not reclassified in the results of discontinued operations if those cost remained going forward.

A.Operating Results

Comparison of years ended December 31, 2019, 2018 and 2017

The consolidated statements of operations for the year ended December 31, 2019 compared to the corresponding periods in 2018 and 2017 are presented in the following tables:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues	$4,904	$24,633	$22,313	$(19,729)	$2,320

Expenses
Cost of sales and other production expenses	2,763	25,707	3,689	(22,944)	22,018
Research and development expenses	75,114	84,858	93,523	(9,744)	(8,665)
Administration, selling and marketing expenses	45,283	29,448	29,563	15,835	(115)
Bad debt expense	-	-	20,491	-	(20,491)
Loss (gain) on foreign exchange	(1,451)	4,696	(781)	(6,147)	5,477
Finance costs	14,056	22,041	7,889	(7,985)	14,152
Loss (gain) on extinguishments of liabilities	92,374	(33,626)	4,191	126,000	(37,817)
Change in fair value of financial instruments measured at fair value through profit or loss	(1,140)	1,000	-	(2,140)	1,000
Impairment losses	12,366	149,952	-	(137,586)	149,952
Share of losses of an associate	-	22	-	(22)	22
Net loss from continuing operations before taxes	$(234,461)	$(259,465)	$(136,252)	$25,004	$(123,213)
Income tax expense (recovery) from continuing operations:
Current	(348)	(5,822)	(2,691)	5,474	(3,131)
Deferred	111	(13,815)	(11,611)	13,926	(2,204)
	(237)	(19,637)	(14,302)	19,400	(5,335)
Net loss from continuing operations	$(234,224)	$(239,828)	$(121,950)	$5,604	$(117,878)

Discontinued operations, net of taxes
Gain on sale of subsidiaries	26,346	-	-	26,346	-
Net income from discontinued operations	1,125	1,932	1,914	(807)	18
Net loss	$(206,753)	$(237,896)	$(120,036)	$31,143	$(117,860)

Net income (loss) attributable to:
Non-controlling interests - continuing operations	(1,044)	(42,530)	(10,305)	41,486	(32,225)
Owners of the parent
- Continuing operations	(233,180)	(197,298)	(111,645)	(35,882)	(85,653)
- Discontinued operations	27,471	1,932	1,914	25,539	18
	(205,709)	(195,366)	(109,731)	(10,343)	(85,635)
Net loss	$(206,753)	$(237,896)	$(120,036)	$31,143	$(117,860)

Income (loss) per share
Attributable to the owners of the parent basic and diluted:
From continuing operations	$(14.52)	$(238.28)	$(140.26)	$223.77	$(98.03)
From discontinued operations	1.71	2.33	2.40	(0.62)	(0.07)
Total loss per share	$(12.81)	$(235.95)	$(137.85)	$223.14	$(98.10)
Weighted average number of outstanding shares (in thousands)	16,062	828	796	15,234	32

Revenues from continuing operations

The following tables provides the breakdown of total revenues from continuing operations by source of revenue for the year ended December 31, 2019 compared to the corresponding periods in 2018 and 2017:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues from the sale of goods	$4,734	$23,874	$1,469	$(19,140)	$22,405
Milestone and licensing revenues	-	-	19,724	-	(19,724)
Revenues from the rendering of services	34	260	120	(226)	140
Rental revenue	136	499	1,000	(363)	(501)
	$4,904	$24,633	$22,313	$(19,729)	$2,320

Revenues in 2019 and 2018 were mainly driven by sales of plasma while revenues in 2017 were mainly driven by milestone and licensing revenues.

The decrease of $19.1 million in revenues from the sale of goods during the year ended December 31, 2019 compared to the corresponding period in 2018, and the increase of $22.4 million during the year ended December 31, 2018 compared to the corresponding period in 2017, are mainly due to the sales of excess normal source plasma inventory in 2018.

We had this excess normal source plasma inventory in 2018, as a result of the change in production forecasts due to the complete response letter, or CRL, from the FDA, following the submission of our BLA for Ryplazim®. Since then, we reduced our plasma purchasing commitments and the sales of excess normal source plasma has been much lower in 2019 at $0.4 million for the year ended December 31, 2019 compared to $22.9 million in 2018. We did not sell normal source plasma in 2017.

The decrease from the sales of normal source plasma in the year ended December 31, 2019 was partially offset by an increase in sales of specialty plasma collected at our plasma collection center by $3.7 million compared to the year ended December 31, 2018. The sales of specialty plasma were at similar levels in the year ended December 31, 2018 compared to the corresponding period in 2017.

In the year ended December 31, 2017, we recognized revenues of $19.7 million, generated by the small molecule therapeutics segment and pertaining to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd. or JRP an affiliate of Shenzhen Royal Asset Management Co., LTD or SRAM, regarding the licensing of the Chinese rights to our small molecules fezagepras, PBI-4547 and PBI-4425. Having not received the licensing and milestone revenues within the specified payment terms, we opted to terminate the licensing agreement in March 2018, thereby resulting in the return of all the rights previously conferred under the licensing agreement back to us.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Cost of sales and other production expenses during the year ended December 31, 2019 decreased by $22.9 million compared to the corresponding period in 2018. Cost of sales and other production expenses during the year ended December 31, 2018 increased by $22.0 million compared to the corresponding period in 2017. These changes mainly reflect the varying volumes of normal source plasma sold. Margins were higher during the year ended December 31, 2019 due to the increase in the sales of the specialty plasma compared to 2018 and 2017. In 2018 the volume of sales was mostly driven by the normal source plasma which generated low margins.

Research and development expenses

The R&D expenses for the year ended December 31, 2019 compared to the same periods in 2018 and 2017, broken down into its two main components, are presented in the following tables:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Manufacturing and purchase cost of product candidates used for R&D activities	$37,044	$38,667	$34,703	$(1,623)	$3,964
Other research and development expenses	38,070	46,191	58,820	(8,121)	(12,629)
Total research and development expenses	$75,114	$84,858	$93,523	$(9,744)	$(8,665)

R&D expenses include the cost to manufacture plasma-derived product candidates and small molecule product candidates for use in clinical trials, to supply to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, and for the development of our production processes for Ryplazim® in preparation for the resubmission of the BLA. In 2018 and 2019, there was no commercial production of plasma-derived product candidates we focused on addressing comments received from the FDA in the CRL received in March 2018 and therefore, the cost of manufacturing was classified as R&D expenses. In 2017, some of the plasminogen work in progress inventory was capitalized as part of the inventories carried at December 31, 2017 on the expectation that it would be used for commercial purposes but then it was used in 2018 for processing test runs and to supply participants in the plasminogen congenital deficiency clinical trial and was expensed in R&D during the year.

The plasma-derived product candidates are produced at the Laval plant and the Winnipeg contract manufacturing organization or CMO while the small molecule product candidates are manufactured by third party CMOs. The manufacturing and purchase cost of these product candidates for the year ended December 31, 2019 decreased by $1.6 million compared to the corresponding period in 2018, mainly due to 1) lower expensing of inventories for the production of Ryplazim®, that are expected to be supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, or for engineering runs at our manufacturing locations, 2) a reduction in the cost for small molecule product candidates, as we did not need to purchase additional materials and 3) the lower rental costs included in R&D due to the impact of the adoption of IFRS 16 in 2019. This decrease was partially offset by an increase in employee salaries due to an increase in manufacturing headcount and an increase in share-based payments expense.

The manufacturing and purchase cost of these product candidates for the year ended December 31, 2018 increased by $4.0 million compared to the corresponding period in 2017, mainly due to the expensing of plasminogen inventory that was on hand as of the previous year end in 2018 as the timeline for the resubmission of the BLA became clearer and it became evident that a portion of the inventory capitalized in 2017 would be used for additional process testing runs while the balance would be used to supply the patients who were part of the clinical trials while awaiting FDA approval of Ryplazim®, if ever.

The decrease of $8.1 million in other R&D expenses during the year ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to a reduction in spending with third parties on clinical trials and pre-clinical studies and the validation of analytical assays and in-process controls in the manufacturing of Ryplazim® amounting to $7.7 million. Clinical trial expenses in the small molecule therapeutics segment declined by $2.0 million as trials undertaken in previous years were completed or nearing their completion and as we were still in the planning stage of future potential clinical trials. Employee compensation expense increased by $2.4 million due to the increase in share-based compensation of $4.3 million, explained below, and was partially offset by a decrease in salaries expense due to a reduction of headcount of $3.0 million.

The decrease of $12.6 million in other R&D expenses during the year ended December 31, 2018 compared to the corresponding period in 2017 was mainly due to the reduction in the clinical trial and pre-clinical research expenses in both the small molecules and plasma-derived therapeutics segments and was partially offset by additional spending in the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim®.

Administration, selling and marketing expenses

The increase of $15.8 million in administration, selling and marketing expenses during the year ended December 31, 2019 compared to the corresponding period in 2018 was mainly attributable to the increase in employee compensation expense of $11.4 million, which includes an increase in share-based payments expense of $10.7 million, and is also explained by the increase in legal and audit fees of $2.7 million. This was partially offset by a decrease in consultant fees relating to marketing of products. Legal and audit fees increased in 2019 as a result of the number of complex transactions incurred and in connection with the preparation for the listing of our common shares on the Nasdaq Stock Market LLC, or the Nasdaq.

The administration, selling and marketing expense during the year ended December 31, 2018 remained relatively flat compared to the corresponding period in 2017.

Bad debt expense

There was no bad debt expense during the year ended December 31, 2019 and 2018 compared to $20.5 million for the corresponding period in 2017. The 2017 expense is due to the write-off, affecting the fourth quarter of 2017, of the amounts due from Jiangsu Renshou Pharmaceutical Co, Ltd or JRP in regards to a license agreement. Since we did not receive the licensing and milestone revenues within the specified payment terms, we terminated the agreement in March 2018 and all the rights previously conferred under the license agreement were returned to us.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of share options and RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Cost of sales and other production expenses	$107	$299	$370	$(192)	$(71)
Research and development expenses	7,137	2,295	4,150	4,842	(1,855)
Administration, selling and marketing expenses	14,786	4,128	4,142	10,658	(14)
	$22,030	$6,722	$8,662	$15,308	$(1,940)

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense increased by $15.3 million during the year ended December 31, 2019, compared to the corresponding period in 2018.

During 2019, we made significant changes to our long-term equity incentive plan to ensure alignment with performance and building shareholder value, and attraction and retention of key employees to drive our future growth. The following important changes were made:

•

the cancellation in June 2019 and August 2019 of the outstanding share options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant subject to stockholder approval;

•	the modification of the outstanding performance-based RSU into time-vesting RSU; and
•

the issuance of the 2019 annual stock option grant to employees and executives. The vesting terms have been changed from those set in the recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of 6 years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense resulting in a significant impact on the results during the quarter ended June 30, 2019. Further details of these changes and their accounting impact are provided in Note 19 to the consolidated financial statements for the year ended December 31, 2019.

Share-based payments expense decreased by $1.9 million during the year ended December 31, 2018, compared to the corresponding period in 2017. This decrease is mainly explained by the fact that there were less RSU that vested during the year ended December 31, 2018 compared to the corresponding period in 2017.The RSU expense for performance based RSU can vary significantly from period to period as certain milestones are met, changes in the likelihood of product candidate approvals occur as projects advance, and the timelines to achieve the milestones before expiry become nearer.

Finance costs

Finance costs decreased during the year ended December 31, 2019 by $8.0 million compared to the corresponding period in 2018. This decrease reflects the lower level of debt during 2019 following the April 23, 2019 debt restructuring discussed further below, compared to the same period in 2018.

The adoption of the new lease standard, IFRS 16, at the beginning of 2019, under which lease liabilities are recognized in the consolidated statement of financial position for the discounted value of the future lease payments at initial adoption and with interest expense recognized over the term of each lease, contributes to the increase of finance costs in 2019. The new standard was adopted using the modified retrospective approach and as such, the 2018 figures are not restated. Previously, the embedded interest component in each lease payment was recognized as part of the lease expense included in the various functions presented in the statement of operations such as cost of sales and other production expenses, R&D, and administration, selling and marketing. The interest expense on the lease liabilities from continuing operations for the year ended December 31, 2019 was $6.4 million and is partially offset by the decline in interest expense from long-term debt.

Finance costs increased during the year ended December 31, 2018 by $14.2 million compared to the corresponding period in 2017. This increase reflects the higher level of debt during the year ended December 31, 2018 compared to the same period in 2017 reflecting the amounts drawn on pursuant to a credit facility agreement and the increase in the Original Issue Discount or OID balances, as well as the higher implicit financing rate, when considering the stated interest and the warrants issued, demanded by our lender over the years.

Loss (gain) on extinguishments of liabilities

Loss on extinguishments of liabilities was $92.4 million for the year ended December 31, 2019, mainly due to the debt restructuring agreement on April 23, 2019 with our major creditor, SALP. The debt was reduced to $10.0 million plus interest due, in exchange for the issuance of 15,050,312 common shares. The difference between the adjustment to the carrying value of the loan of $141.5 million and the amount recorded for the shares issued of $228.9 million was recorded as a loss on extinguishment of a loan of $87.4 million, this amount essentially representing the immediate recognition of the accreted interest that would have otherwise been recognized as finance costs over the years until the maturity of the long-term debt. Legal fees related to the debt restructuring of $0.6 million were also recognized as part of the loss on extinguishments of liabilities.

The shares issued in relation to the debt restructuring contained trading restrictions and accordingly, we determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228.9 million. The fair value was based on a share issuance for cash on the same date with a non-related party.

The portion of the loan that was not settled was modified into an interest-bearing loan at 10% stated interest, payable quarterly. The modification of the terms was treated as an extinguishment of the previous loan and the reissuance of a new loan for accounting purposes. The difference between the carrying amount of the extinguished loan of $4.7 million and the fair value of the new loan of $8.5 million was recorded as a loss on debt extinguishment of $3.9 million. The new loan has a higher fair value mainly because the spread between the effective interest rate of 15.05% and the stated interest rate of the amended loan of 10% is smaller compared to the previous spread between the implicit rate used to calculate the face value and the effective interest rate of the loan before modification of 20.06%. The recorded loss represents an immediate recognition of a portion of the unrecognized interest expense on the old loan.

As part of the cost to complete the debt restructuring, the 168,735 warrants held by SALP (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of Warrants #10 that will be exercisable at an exercise price of $15.21 per common share and expire on April 23, 2027. The increase of $0.4 million in the fair value of the replacement warrants compared to those cancelled was recorded as part of the loss on extinguishment of liabilities.

The debt restructuring resulted in a recording of a loss on extinguishment of liabilities of $92.3 million; the impacts of the different aspects of this transaction and other elements included in the loss on extinguishments of liabilities in the consolidated statements of operations are detailed in the following table:

Loss on extinguishment of liabilities due to April 23, 2019 loan modification
Comprising the following elements:
Debt to equity conversion	$87,379
Expensing of financing fees on loan extinguishment	653
Extinguishment of previous loan	(4,667)
Recognition of modified loan	8,521
Expensing of increase in the fair value of the warrants	408
Loss on extinguishment of liabilities due to April 23, 2019 loan modification	$92,294
Loss on extinguishment of liabilities to suppliers	80
Loss on extinguishments of liabilities	$92,374

Gain on extinguishments of liabilities was $33.6 million for the year ended December 31, 2018. On November 14, 2018, we and the holder of our debt modified the terms of the four loan agreements subject to compliance with covenants and debt servicing obligations, to extend the maturity date of our then-existing credit facility from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on this credit facility would continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans would be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date would become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, we agreed to cancel 100,117 existing warrants (Warrants #3 to 7) and issue replacement warrants to the holder of the long-term debt, bearing a term of 8 years and exercisable at a per share price equal to $1,000.00. The exact number of warrants to be granted was to be set at a number that would result in the holder of the long-term debt having a 19.99% fully-diluted ownership level of our company upon the issuance of the warrants2019. On November 30, 2018, Warrants #3 to 7 were cancelled and 128,057 warrants to purchase common shares (“Warrants #8”), representing a portion of the replacement warrants, were issued. At the end of the agreed upon measurement period for calculating the number of new warrants to be issued, we were to issue the remaining replacement warrants under a new series of warrants (“Warrants #9”), which gave the holder the right to acquire preferred shares. The holder of the long-term debt also obtained our best efforts to support the election of a second representative of the lender to on our board of directors, and the extension of the security to the royalty agreement.

We assessed the changes made to the previous agreements and determined that the modification should be accounted for as an extinguishment of the previous loans and the recording of new loans at their fair value determined as of the date of the modification. The carrying amount of the previous loans of $155.1 million were derecognized followed by the recognition of the fair value of the modified loans of $107.7 million which were determined using a discounted cash flow model with a market interest rate of 20.1%. Any fees incurred with this transaction were expensed, including legal fees and the difference in fair value between the warrants that were cancelled, and the new warrants issued.

In addition, the fees incurred in regards of this credit facility that were previously recorded in the consolidated statement of financial position as other long-term assets and were being amortized and recognized in the consolidated statement of operations over the original term of this credit facility were expensed upon the modification.

The modification resulted in the recording of a gain on extinguishment of liabilities of $34.9 million; the impacts of the different aspects of this transaction and other elements included in the loss on extinguishments of liabilities in the consolidated statements of operations are detailed in the following table.

Gain on extinguishment of liabilities due to November 14, 2018 debt modification
Comprising the following elements:
Extinguishment of previous loans	$(155,055)
Expensing of deferred financing fees on Credit Facility	3,245
Recognition of modified loans	107,704
Expensing of increase in the fair value of the warrants	8,778
Warrants proceeds	(10)
Expensing of legal fees incurred with the debt modification	434
Gain on extinguishment of liabilities due to November 14, 2018 debt modification	$(34,904)
Loss on extinguishment of liabilities due to set-off of principal	1,278
Gain on extinguishments of liabilities	$(33,626)

Netted against the above gain in 2018 were some losses on extinguishment of liabilities due to the set-off of principal. A similar loss was recorded in 2017. SALP, the holder of the long-term debt, used the set-off of principal right in the loan agreements, to settle various amounts due to us under a royalty purchase agreement in 2018 and its participation in a private placement in 2017.

In August and September 2018, the face value of the second OID loan was reduced by $3.9 million from $21.2 million to $17.3 million, in settlement of $3.9 million due by SALP under the royalty agreement. The carrying amount of the loan was reduced by $2.6 million and a loss on extinguishment of liabilities of $1.3 million.

On July 6, 2017, the face value of the third OID loan was reduced by $8.6 million, from $39.2 million to $30.6 million. The reduction of $8.6 million is equivalent to the value of 5,045 common shares issued at the agreed price of $1,700.00. The difference of $4.2 million between the adjustment to the carrying value of the loan of $4.1 million and the amount recorded for the shares issued of $8.3 million was recognized as a loss on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

In November 2018, we issued Warrant #9 to SALP as part of a completed financing transaction with SALP. These warrants did not meet the definition of an equity instrument and were treated as a derivative instrument which was measured at recurring fair value. The change in fair value of the warrant liability, recognized in the consolidated statements of operations, during the year ended December 31, 2019 and 2018 was a gain of $1.1million and $0.2 million respectively.

In 2015, we entered into research and development agreements as well as a license agreement with ProThera Biologics Inc., or ProThera to develop, manufacture and market Inter-alpha Inhibitor Proteins or IaIP, for the treatment of two indications, one of which is Necrotizing Enterocolitis. In 2016 and 2018, we invested in a convertible debt instrument of ProThera. During the year ended December 31, 2018, the decision was made to halt the development of IaIP and to focus on Ryplazim®. Accordingly, a $1.2 million loss was recorded on the reduction in the fair value of our investment in the convertible debt of ProThera. In 2019, the license agreement, development agreements, the convertible debt instrument was terminated.

Impairment losses

2019

During the year 2019, we, headed by our new Chief Executive Officer, have been evaluating our intellectual property and the related market opportunities in the context of our financial situation and have made further decisions about the areas we will or will not pursue.

One of these decisions affecting our plasma-derived therapeutics segment, was to no longer pursue other indications relating to the human-plasma protein plasminogen. As such, we believe we have ensured sufficient resources to complete and re-submit a BLA for Ryplazim® for the treatment of congenital plasminogen deficiency to the FDA, and to secure ongoing manufacturing supply. We have ceased all R&D activities in the plasma-derived therapeutics segment not relating to our Ryplazim®. Because of this, our long-term production forecasts for plasminogen were reduced and one of our planned manufacturing facilities and a technical transfer facility are no longer required. We also intend to close our R&D facility in Rockville, MD by the end of 2020. Consequently, the capital and intangible assets in the plasma-derived therapeutics segment that were no longer to be used as originally planned were reviewed for impairment and written-down to their net recoverable value determined as the fair value less cost of disposal using a market approach. We assessed the resale value of the property, plant and equipment, the licenses and patents in their present condition, less cost of disposal and consequently, recorded an impairment of $7.1 million and $4.5 million on capital assets and intangible assets, respectively, for the year ended December 31, 2019.

In reviewing our portfolio of compounds in the small molecule therapeutics segment, we identified compounds that where not within the areas of fibrosis in which we intend to focus and evaluated the net recoverable value of those related patents as nil, determined as the fair value less cost of disposal using a market approach. An impairment on intangible assets of $0.6 million was recognized for the year ended December 31, 2019.

As a result of the sale of two of our subsidiaries previously included in our bioseparations segment, some intellectual property including patents that we retained are no longer expected to be developed. We evaluated the net recoverable value of those patents as nil, using a fair value less cost of disposal using a market approach. An impairment on intangible assets of $0.1 million was recognized for the year ended December 31, 2019.

2018

As a result of various events during 2018, including: 1) the delay of the expected commercial launch of Ryplazim® following the identification by the FDA of a number of changes required in the Chemistry, Manufacturing and Controls, or CMC section of our BLA submission for Ryplazim® for the treatment of congenital plasminogen deficiency, 2) our limited financial resources since the fourth quarter of 2018, which significantly delayed manufacturing expansion plans as we focused our resources on the resubmission of the Ryplazim® BLA with the FDA; 3) the recognition of the larger than anticipated commercial opportunities for Ryplazim®, if approved, and 4) the change in executive leadership in the fourth quarter of 2018, which realigned our strategic plans in the fourth quarter of 2018 to focus all available plasma-derived therapeutic segment resources on the manufacturing and development of Ryplazim® for the treatment of congenital plasminogen deficiency and other indications.

These changes and their various impacts prompted us to perform an impairment test of the intravenous Immunoglobulin, or IVIG, cash generating unit, or CGU, which includes assets such as the licenses held by NantPro Biosciences, LLC and Prometic Biotherapeutics Inc., manufacturing equipment located at our Canadian manufacturing facilities and the CMO facility at December 31, 2018, and to review whether other assets pertaining to follow-on proteins might be impaired. The license held by NantPro allows it to market and offer for sale in the U.S., IVIG manufactured using the PPPS process for the treatment of primary immunodeficiency, if approved. NantPro is our subsidiary.

In regards to the IVIG CGU, the substantial work, time and investment required and limited resources available to complete a robust CMC package for IVIG prior to filing a BLA, and the reduction of the forecasted IVIG production capacity at all plants would significantly delay the commercialisation of IVIG compared to previous timelines. As a result, cash inflows beginning beyond 2023 were not considered in the calculation of the value in use impairment test due to the inherent uncertainty in forecasting cash flows beyond a five-year period. The value in use for the IVIG CGU was therefore $nil. Management also evaluated the fair value less cost to sell and determined that this value also approximated $nil.

Consequently, impairment losses for the totality of the carrying amounts of the NantPro Biosciences, LLC license and a second license acquired in January 2018, giving the rights to use Masterplasma IVIG clinical data and the design plans for a plant with a production capacity in excess of current needs, of $141.0 million and $1.6 million, respectively, were recorded. An impairment was also recorded on the option to purchase equipment in the amount of $0.7 million since we determined the likelihood of exercising this option was low in view of the manufacturing and production plans. Finally, an impairment of $5.7 million was recorded on IVIG production equipment to reduce their value to the fair value less cost to sell.

We also reviewed the carrying amount of other assets pertaining to ProThera and the development of IaIP we acquired, since the resources for further advancement of these assets were limited due to the focus on Ryplazim®. As a result, we recorded an impairment on our investment in an associate of $1.2 million. We also considered the uncertainty of future cash flows for product candidates that have not yet commenced Phase 1 clinical trials in making this estimate.

Income taxes

Current income tax recovery during the year ended December 31, 2019, decreased by $5.5 million compared to the corresponding period in 2018. The decrease during the year ended December 31, 2019 was primarily because we were no longer eligible for certain R&D tax credits in the U.K. following the change in control that resulted after our debt restructuring in April 2019 and therefore no income tax recovery was recorded during the year ended December 31, 2019 on R&D expenditures incurred during the year. This was partially offset by the recognition of R&D tax credits for previous years following the resolution of tax uncertainties regarding the eligibility of certain expenses for 2018 and prior years, upon conclusion of an audit by the taxation authorities. In addition, during the year ended December 31, 2019, we recorded an income tax expense of $1.3 million following the utilization of previously unrecognized non-refundable federal R&D tax credits which were recognized in reduction of R&D expenses.

Current income tax recovery during the year ended December 31, 2018 increased by $3.1 million compared to the corresponding period in 2017. The increase was principally due to the increase in refundable R&D tax credits in the U.K.

Deferred income tax recovery in 2019 was significantly reduced to an expense of $0.1 million as we no longer recognized deferred tax assets in regards to the losses attributed to us as a partner in NantPro Biosciences, LLC since 2019 given there is no longer a balance of deferred tax liabilities against which such deferred tax assets can be recognized. In the year ended December 31, 2018 and 2017, the deferred income tax recovery recognized for NantPro Biosciences, LLC was $14.1 million and $10.7 million, respectively.

Non-controlling interest

The non-controlling interest for the year ended December 31, 2019 compared to the same periods in 2018 and 2017, broken down into its three main components, are presented in the following table:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$-	$(927)	$(4,750)	$927	$3,823
Pathogen Removal and Diagnostic Technologies Inc.	(713)	(641)	(778)	(72)	137
NantPro Biosciences, LLC	(331)	(40,962)	(4,777)	40,631	(36,185)
Total non-controlling interests	$(1,044)	$(42,530)	$(10,305)	$41,486	$(32,225)

The decrease in the non-controlling interests share in the losses of $41.5 million during the year ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to the impact of the impairment of the carrying amount of the NantPro license in NantPro Biosciences, LLC in 2018 on the non-controlling interest. We also acquired the full ownership of Prometic Bioproduction Inc. in April 2018 which explains why there is no longer any non-controlling interest sharing in the losses of this subsidiary in the consolidated statements of operations since that date.

Net loss from continuing operations

The net loss from continuing operations decreased by $5.6 million during the year ended December 31, 2019 compared to the corresponding period in 2018. This was mainly driven by the decrease on the impairment losses of $137.6 million in year ended December 31, 2019 compared to the corresponding period in 2018. This was partially offset by an increase of the loss on extinguishment of liabilities of $126.0 million which was principally caused by the debt restructuring that occurred in April 2019. The increase in the share-based payments expense of $15.1 million was partially offset by the decrease in other R&D expenses.

The net loss from continuing operations increased by $117.9 million during the year ended December 31, 2018 compared to the corresponding period of 2017. This was mainly driven by the impairment losses of $150.0 million recorded in year ended December 31, 2018. This was partially offset by the bad debt expense of $20.5 million recorded in 2017.

Net income from discontinued operations

Following the sale of our interests in PBL and PMI in November 2019, the results of the two subsidiaries are presented separately as discontinued operations in our current and comparative results. The net income from discontinued operations was relatively stable over the last three year representing a net income of $1.1 million, $1.9 million and $1.9 million for the years ended December 2019, 2018 and 2017 respectively. The sale of the subsidiaries generated a gain of $26.3 million that is broken down into its main components in the following table:

Fair value of the consideration received and receivable:	$51,927
Less:
Carrying amount of net assets sold	(22,015)
Transaction costs	(5,015)
Add: Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	1,449
Gain on sale of subsidiaries (income tax $nil)	$26,346

Comparison of quarters ended December 31, 2019, 2018 and 2017

The consolidated statements of operations for the quarter ended December 31, 2019 compared to the same periods in 2018 and 2017 are presented in the following tables:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues	$1,050	$3,379	$458	$(2,329)	$2,921

Expenses
Cost of sales and other production expenses	528	3,359	747	(2,831)	2,612
Research and development expenses	17,253	19,191	26,440	(1,938)	(7,249)
Administration, selling and marketing expenses	10,278	10,165	8,251	113	1,914
Bad debt expense	-	-	20,491	-	(20,491)
Loss (gain) on foreign exchange	(205)	3,819	(1,518)	(4,024)	5,337
Finance costs	1,858	6,554	2,621	(4,696)	3,933
Loss (gain) on extinguishments of liabilities	-	(34,904)	-	34,904	(34,904)
Change in fair value of financial instruments measured at fair value through profit or loss	-	1,000	-	(1,000)	1,000
Impairment losses	12,366	149,952	-	(137,586)	149,952
Net loss from continuing operations before taxes	$(41,028)	$(155,757)	$(56,574)	$114,729	$(99,183)
Income tax expense (recovery) from continuing operations:
Current	(1,587)	(1,887)	(4,661)	300	2,774
Deferred	111	(11,725)	(7,983)	11,836	(3,742)
	(1,476)	(13,612)	(12,644)	12,136	(968)
Net loss from continuing operations	$(39,552)	$(142,145)	$(43,930)	$102,593	$(98,215)

Discontinued operations, net of taxes
Gain on sale of subsidiaries	26,346	-	-	26,346	-
Net income(loss) from discontinued operations	(1,303)	831	2,284	(2,134)	(1,453)
Net loss	$(14,509)	$(141,314)	$(41,646)	$126,805	$(99,668)

Net income (loss) attributable to:
Non-controlling interests - continuing operations	(155)	(38,361)	(3,367)	38,206	(34,994)
Owners of the parent
- Continuing operations	(39,397)	(103,784)	(40,563)	64,387	(63,221)
- Discontinued operations	25,043	831	2,284	24,212	(1,453)
	(14,354)	(102,953)	(38,279)	88,599	(64,674)
Net loss	$(14,509)	$(141,314)	$(41,646)	$126,805	$(99,668)

Income (loss) per share
Attributable to the owners of the parent basic and diluted:
From continuing operations	$(1.69)	$(125.04)	$(49.35)	$123.35	$(75.69)
From discontinued operations	1.07	1.00	2.78	0.07	(1.78)
Total loss per share	$(0.62)	$(124.04)	$(46.57)	$123.42	$(77.47)
Weighted average number of outstanding shares (in thousands)	23,313	830	822	22,483	8

Revenues from continuing operations

The following tables provides the breakdown of total revenues from continuing operations by source for the quarter ended December 31, 2019 compared to the corresponding periods in 2018 and 2017:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues from the sale of goods	$1,016	$3,332	$221	$(2,316)	$3,111
Rental revenue	34	47	237	(13)	(190)
	$1,050	$3,379	$458	$(2,329)	$2,921

The decrease of $2.3 million in the revenues from the sale of goods during the quarter ended December 31, 2019 compared to the corresponding period in 2018 and the increase of $3.1 million during the quarter ended December 31, 2018 compared to the corresponding period in 2017 are mainly due to $3.1 million of sales of excess normal source plasma inventory that occurred in the quarter ended December 31, 2018. In 2019, this decrease was partially offset by the increase in sales of specialty plasma of $0.8 million in the quarter ended December 31, 2019 compared to the corresponding period in 2018.

Cost of sales and other production expenses

Cost of sales and other production expenses during the quarter ended December 31, 2019 decreased by $2.8 million compared to the corresponding period in 2018 while cost of sales and other production expenses during the quarter ended December 31, 2018 increased by $2.6 million compared to the corresponding period in 2017. These variations are mainly due to the sale of excess normal plasma that occurred during the quarter ended December 31, 2018 and were not replicated in the comparative period.

Research and development expenses

The R&D expenses for the quarter ended December 31, 2019 compared to the same periods in 2018 and 2017, broken down into its two main components, are presented in the following table:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Manufacturing and purchase cost of product candidates used for R&D activities	$6,592	$10,463	$10,911	$(3,871)	$(448)
Other research and development expenses	10,661	8,728	15,529	1,933	(6,801)
Total research and development expenses	$17,253	$19,191	$26,440	$(1,938)	$(7,249)

The manufacturing and purchase cost of product candidates for the quarter ended December 31, 2019 decreased by $3.9 million compared to the corresponding period in 2018, mainly due to less expensing of inventories that were expected to be supplied to clinical trial patients until Ryplazim® is commercially approved and available, if ever, and due to the lower rental costs included in R&D due to the impact of the adoption of IFRS 16 in 2019. The manufacturing and purchase cost of product candidates used for R&D activities for the quarters ended December 31, 2018 and 2017 remained stable.

The increase of $1.9 million in other R&D during the quarter ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to an increase in employee compensation expenses of $1.9 million due to severance benefits following reduction of headcount. The increase in other R&D is also due to a reduction of $0.8 million in R&D tax credit being recognized against R&D cost as we reduced the amount of the credit receivable as we re-evaluated the uncertainties about the eligibility of certain expenses. This was partially offset by the reduction in spending with third parties on clinical trials and pre-clinical studies of $1.4 million. Clinical trial expenses declined as trials undertaken in previous years were completed or nearing their completion.

The decrease of $6.8 million in other R&D expenses during the quarter ended December 31, 2018 compared to the corresponding period in 2017 was mainly due to the reduction in the clinical trial and pre-clinical research expenses in both the small molecules and plasma-derived therapeutics segments which were partially offset by additional spending in the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim®.

Administration, selling and marketing expenses

The increase of $0.1 million in administration, selling and marketing expenses during the quarter ended December 31, 2019 compared to the corresponding period in 2018 was mainly attributable to the increase in the director and officer insurance following the listing of our common shares on the Nasdaq, which was partially offset by a reduction in salaries expense of $0.9 million, since , we recorded a significant severance expense with the departure of the former CEO during the quarter ended December 31, 2018. This also explains why the administration costs during this period were higher than those for the quarter ended December 31, 2017.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of share options and RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Cost of sales and other production expenses	$12	$128	$71	$(116)	$57
Research and development expenses	963	1,008	1,280	(45)	(272)
Administration, selling and marketing expenses	1,995	2,603	1,220	(608)	1,383
	$2,970	$3,739	$2,571	$(769)	$1,168

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense decreased by $0.8 million during the quarter ended December 31, 2019 compared to the corresponding period in 2018. The decrease is mainly due to the change in the RSU vesting period for the 2019 grant compared to previous year grants, as the 2019 RSU were issued and vested during the first half of 2019 instead of being amortized over several years, as we did in previous years. As such the expense during the fourth quarter is lower since there was less expense to recognize for unvested RSU.

Share-based payments expense increased by $1.2 million during the quarter ended December 31, 2018 compared to the corresponding period in 2017. The increase was mainly due to an additional charge of $1.2 million during the fourth quarter of 2018, in anticipation of the vesting of certain awards might be accelerated as part of termination benefits still being negotiated, for our former CEO, at the end of the year.

Finance costs

Finance costs increased significantly from 2017 to 2018 as the interest expense on the long-term debt increased until the debt restructuring on April 23, 2019. Post debt restructuring, interest expense has declined significantly as the principal amount of loans outstanding decreased to below $11.0 million. Offsetting some of this decrease in 2019 was the impact of the adoption of IFRS 16 whereby the interest expense on the lease liability was captured under finance costs.

Bad debt expense, gain on extinguishments of liabilities, change in fair value of financial instruments measured at fair value through profit or loss and impairment losses

The details regarding the transaction for the gain on extinguishment of liabilities due to debt modification, the bad debt expense, the change in fair value of financial instruments measured at fair value through profit or loss and the impairment losses and the explanation of the variances over the various periods can be found in the results of operations for the years ended December 31, 2019, 2018 and 2017.

Income taxes

Current income tax recovery during the quarter ended December 31, 2019, decreased by $0.3 million compared to the corresponding period in 2018. The decrease was primarily because we were no longer eligible for certain R&D tax credits in the U.K. in 2019 following the change in control that resulted after our debt restructuring in April 2019. This decrease was partially offset by the revision of the amount we recorded as R&D tax credit receivable following more advanced discussions with the applicable regulatory authority eliminating certain uncertainties we previously had about the eligibility of certain expenditures. Current income tax recovery during the quarter ended December 31, 2018 decreased by $2.8 million compared to the corresponding period in 2017. The decrease was mainly due to timing of the recognition of R&D tax credits for the U.K. in 2017 which were delayed until the end of the year since we were unsure whether we would still qualify for the SME R&D tax credit until that time.

Deferred income tax recovery in 2019 was $0.1 million, as we no longer recognized deferred tax assets in regards to the losses attributed to us as a partner in NantPro Biosciences, LLC since there was no longer a balance of deferred tax liabilities against which such deferred tax assets can be recognized.

Deferred income tax recovery was $11.7 million during the quarter ended December 31, 2018 compared to $8.0 million for the corresponding period of 2017, representing an increase of $3.7 million.

During the first three quarters of 2018 and during the year ended December 31, 2017, we recorded income tax recoveries from the recognition of deferred tax assets pertaining to the unused tax losses attributable to us as a partner in NantPro. During the fourth quarter of 2017, there was a significant increase in the deferred income tax recovery recorded due to the change in the US federal income tax rate from 35% to 21%, producing a significant decrease in the deferred tax liability that was recognized in the business combination of NantPro. During the fourth quarter of 2018, following the impairment of the NantPro license, the deferred tax liability of $27.5 million for that asset was reversed and the deferred tax assets of $14.6 million relating to the unused tax losses were derecognized.

Non-controlling interest

The non-controlling interests for the quarter ended December 31, 2019 compared to the same periods in 2018 and 2017, shown by entity are presented in the following tables:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$-	$(1)	$(1,305)	$1	$1,304
Pathogen Removal and Diagnostic Technologies Inc.	(92)	(7)	(76)	(85)	69
NantPro Biosciences, LLC	(63)	(38,353)	(1,986)	38,290	(36,367)
Total non-controlling interests	$(155)	$(38,361)	$(3,367)	$38,206	$(34,994)

The increase in the non-controlling interests of $38.2 million during the quarter ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to the impairment of the carrying amounts of the NantPro license in NantPro Biosciences, LLC in 2018 and its effect on the non-controlling interest. We also acquired the full ownership of Prometic Bioproduction Inc. in April 2018 which explains why there was no non‑controlling interest share in the losses recognized for this subsidiary in the consolidated statements of operations in the quarters ended December 31, 2019 and 2018. The low level of operational activities in Pathogen Removal and Diagnostic Technologies Inc. and NantPro Biosciences, LLC explain the low value of the non-controlling interests pick up in the consolidated statements of operations.

Net loss from continuing operations

The net loss from continuing operations decreased by $102.6 million during the quarter ended December 31, 2019 compared to the corresponding period in 2018. This was mainly driven by a decrease of impairment losses of $137.6 million, the reduction in finance costs due to the debt restructuring in April 2019 and the absence of a gain on extinguishment of liabilities of $34.9 million due to debt modification during the quarter ended December 31, 2019 as there was in the same period in 2018.

The net loss from continuing operations increased by $98.2 million during the quarter ended December 31, 2018 compared to the corresponding period in 2017. The increase was mainly generated by the impairment losses recognized in 2018 which was partially offset by the gain on extinguishment of liabilities, by a reduction in R&D in the same period and as a result of the recognition of $20.5 million bad debt expense recorded on the JRP during the quarter ended December 31, 2017.

Discontinued operations, net of taxes

The results from discontinued operations have been separated into two components to distinguish the gain we made upon the sale of the business from the results from its operations.

Net income from discontinued operations decreased by $2.1 million during the quarter ended December 31, 2019 compared to the corresponding period in 2018. This decrease is due to the reduction of the contribution from the net margin of $1.2 million due to a reduction in sales and was also due to the recording of bonus expenses paid to employees upon the successful completion of the sale of the bioseparations operations and regular bonuses under our employee bonus program while no bonuses were paid for 2018.

Net income from discontinued operations decreased by $1.5 million for the quarter ended December 31, 2018 compared to the corresponding period of 2017 mainly because a higher portion of the sales were for lower margin products in 2018 compared to 2017.

During the quarter ended December 31, 2019, we realized a gain upon the sale of the bioseparations operations of $26.3 million which was determined as follows:

Fair value of the consideration received and receivable:	$51,927
Less:
Carrying amount of net assets sold	(22,015)
Transaction costs	(5,015)
Add: Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	1,449
Gain on sale of subsidiaries (income tax $nil)	$26,346

The details of this transaction are described in Note 5 of the consolidated financial statements for the year ended December 31, 2019

Adjusted EBITDA analysis

Adjusted EBITDA is a measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. We believe that adjusted EBITDA provides additional insight regarding cash used in operating activities on an on-going basis. It also reflects how management analyses performance and compares that performance against other companies. In addition, we believe that adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare us against other companies. Adjusted EBITDA adjusts net loss for the elements presented in the table above.

The Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017 are presented in the following table:

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Net loss from continuing operations	$(234,224)	$(239,828)	$(121,950)	$5,604	$(117,878)

Adjustments to obtain adjusted EBITDA:
Loss (gain) on foreign exchange	(1,451)	4,696	(781)	(6,147)	5,477
Finance costs	14,056	22,041	7,889	(7,985)	14,152
Loss (gain) on extinguishments of liabilities	92,374	(33,626)	4,191	126,000	(37,817)
Change in fair value of financial instruments measured at fair value through profit or loss	(1,140)	1,000	-	(2,140)	1,000
Impairment losses	12,366	149,952	-	(137,586)	149,952
Share of losses of an associate	-	22	-	(22)	22
Income tax recovery	(237)	(19,637)	(14,302)	19,400	(5,335)
Depreciation and amortization	8,858	4,539	3,669	4,319	870
Share-based payments expense	21,541	6,400	8,268	15,141	(1,868)
Adjusted EBITDA from continuing operations	$(87,857)	$(104,441)	$(113,016)	$16,584	$8,575
Plus: adjusted EBITDA from discontinued operations	29,722	2,795	2,896	26,927	(101)
Adjusted EBITDA	$(58,135)	$(101,646)	$(110,120)	$43,511	$8,474

The comparability of the 2019 adjusted EBITDA figures compared to those of 2018 and 2017 have been impacted by the adoption of IFRS 16 in 2019. The effect of the adoption of IFRS 16 is discussed further in this MD&A under the section titled “Changes in Accounting Policies”. Since the lease component costs of lease agreements are now captured in the statement of operations as depreciation of right-of-use assets, the depreciation expense is higher in 2019 and the interest component is now captured in financing costs. Therefore, the effect of IFRS 16 is to improve adjusted EBITDA as these items are excluded from the computation. The 2018 and 2017 comparative adjusted EBITDA figures have not been restated for IFRS 16.

The increase of $43.5 million of the total adjusted EBITDA for the year ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to the gain from the sale of the bioseparations operations which increased the adjusted EBITDA from discontinued operations by $26.9 million and the decrease in R&D expenses, excluding share-based payments, of $14.6 million. This is also explained by the increase in margin from the sales of goods from continuing operations of $3.2 million. This was partially offset by the increase in administration, selling and marketing, excluding share-based payments expense, of $5.2 million. The removal of the depreciation of right-of-use assets of $4.9 million and the interest expense on the lease liabilities of $7.1 million in the year ended December 31, 2019 are other factors explaining the difference. This comparison is limited however as the accounting for leases is different in each period.

The increase of $8.5 million of the total adjusted EBITDA for the year ended December 31, 2018 compared to the corresponding period in 2017 was mainly a result of the decrease in R&D expenditures, excluding share based payments of $6.8 million during the year ended December 31, 2018 compared to the corresponding period in 2017.

The adjusted EBITDA for the quarters ended December 31, 2019, 2018 and 2017 are presented in the following tables:

	Quarter ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Net loss from continuing operations	$(39,552)	$(142,145)	$(43,930)	$102,593	$(98,215)

Adjustments to obtain adjusted EBITDA:
Loss (gain) on foreign exchange	(205)	3,819	(1,518)	(4,024)	5,337
Finance costs	1,858	6,554	2,621	(4,696)	3,933
Loss (gain) on extinguishments of liabilities	-	(34,904)	-	34,904	(34,904)
Change in fair value of financial instruments measured at fair value through profit or loss	-	1,000	-	(1,000)	1,000
Impairment losses	12,366	149,952	-	(137,586)	149,952
Income tax recovery	(1,476)	(13,612)	(12,644)	12,136	(968)
Depreciation and amortization	2,322	1,210	1,039	1,112	171
Share-based payments expense	2,745	3,608	2,468	(863)	1,140
Adjusted EBITDA from continuing operations	$(21,942)	$(24,518)	$(51,964)	$2,576	$27,446
Plus: adjusted EBITDA from discontinued operations	25,535	870	2,539	24,665	(1,669)
Adjusted EBITDA	$3,593	$(23,648)	$(49,425)	$27,241	$25,777

The increase of $27.2 million of the total adjusted EBITDA for the quarter ended December 31, 2019 compared to the corresponding period in 2018 was mainly due to the increase in adjusted EBITDA from discontinued operations due to the gain from the sale of the bioseparations operations. This is also explained by the decrease in R&D expenses. The removal of the depreciation of right-of-use assets of $1.2 million and the interest expense on the lease liabilities of $1.6 million in the year ended December 31, 2019 are other factors explaining the difference.

The increase of $25.8 million of the total adjusted EBITDA for the quarter ended December 31, 2018 compared to the corresponding period in 2017 was mainly explained by the bad debt expense of $20.5 million recorded during the quarter ended December 31, 2017 compared to none being recorded during the corresponding period in 2018. A decrease in R&D expenses, excluding share-based payments, of $7.0 million between both periods explains the remainder of this increase in adjusted EBITDA.

Segmented information analysis

Comparison of years ended December 31, 2019, 2018 and 2017

The loss and the net loss before income taxes from continuing operations for each segment for the years ended December 31, 2019, 2018 and 2017 are presented in the following tables.

For the year ended December 31, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$34	$4,736	$134	$4,904

Cost of sales and other production expenses	-	2,633	130	2,763
Manufacturing and purchase cost of product candidates used for R&D activities	132	37,107	(195)	37,044
R&D - Other expenses	15,419	22,366	285	38,070
Administration, selling and marketing expenses	4,709	8,368	32,206	45,283
Segment loss	$(20,226)	$(65,738)	$(32,292)	$(118,256)
Gain on foreign exchange				(1,451)
Finance costs				14,056
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Impairment loss				12,366
Net loss before income taxes from continuing operations				$(234,461)
Other information
Depreciation and amortization	$779	$7,400	$679	$8,858
Share-based payment expense	4,782	4,390	12,369	21,541

For the year ended December 31, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$24,521	$112	$24,633

Cost of sales and other production expenses	-	25,297	410	25,707
Manufacturing and purchase cost of product candidates used for R&D activities	1,692	37,107	(132)	38,667
R&D - Other expenses	14,234	31,727	230	46,191
Administration, selling and marketing expenses	3,522	10,393	15,533	29,448
Segment loss	$(19,448)	$(80,003)	$(15,929)	$(115,380)
Loss on foreign exchange				4,696
Finance costs				22,041
Gain on extinguishments of liabilities				(33,626)
Share of losses of an associate				22
Impairment losses				149,952
Change in fair value of financial instruments measured at fair value through profit or loss				1,000
Net loss before income taxes from continuing operations				$(259,465)
Other information
Depreciation and amortization	$480	$3,644	$415	$4,539
Share-based payment expense	1,270	1,524	3,606	6,400

For the year ended December 31, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$19,724	$2,529	$60	$22,313

Cost of sales and other production expenses	-	4,014	(325)	3,689
Manufacturing and purchase cost of product candidates used for R&D activities	1,755	32,764	184	34,703
R&D - Other expenses	17,426	40,963	431	58,820
Administration, selling and marketing expenses	3,669	13,488	12,406	29,563
Bad debt expense	20,491	-	-	20,491
Segment loss	$(23,617)	$(88,700)	$(12,636)	$(124,953)
Loss (gain) on foreign exchange				(781)
Finance costs				7,889
Loss (gain) on extinguishments of liabilities				4,191
Net loss before income taxes from continuing operations				$(136,252)
Other information
Depreciation and amortization	$428	$2,880	$361	$3,669
Share-based payment expense	1,509	2,269	4,490	8,268

As mentioned previously, the amounts for depreciation and amortization expense during 2019 have increased for all segments since the adoption of IFRS 16 captures part of the lease cost as depreciation of right-of-use assets.

Small molecule therapeutics segment

The loss for the small molecule therapeutics segment was $20.2 million during the year ended December 31, 2019 compared $19.4 million during the corresponding period in 2018, representing an increase of segment loss of $0.8 million. This increase was mainly due to an increase of share-based payment expense of $3.5 million which was partially offset by a reduction in the purchases of product candidates manufactured by third parties used for clinical trials and pre-clinical research, as no purchases were required in 2019, as well as a reduction in the clinical trials and pre-clinical research expenditures.

The loss for the small molecule therapeutics segment was $19.4 million during the year ended December 31, 2018 compared $23.6 million during the corresponding period in 2017, representing a decrease of segment loss of $4.2 million mainly due to a decrease of $3.2 million in other R&D expenses reflecting the lower spending on pre-clinical studies carried out during 2018. With regard to the 2017 segment results, the revenues as well as bad debt expense reflects the impact of a transaction concluded with JRP during that year. During the quarter ended September 30, 2017, the segment recognized $19.7 million in milestone and licensing revenues for a licensing agreement signed with JRP, an affiliate of SRAM. During the quarter ended December 31, 2017, the segment wrote-off the related accounts receivable since the license agreement was subsequently terminated. The net impact of this transaction was effectively Nil for the year ended December 31, 2017.

Plasma-derived therapeutic segment

2019 compared to 2018

The revenues for the plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties. However, in 2018 and to a smaller extent in 2019, revenues have also been generated from the sale of excess normal source plasma to third parties as a result of the change in production forecasts due to the complete response letter we received from the FDA, following the submission of our BLA for Ryplazim®. Revenues were $4.7 million in the year ended December 31, 2019 compared to $24.5 million in the corresponding period of 2018, representing a decrease of $19.8 million. This decrease was mainly due to a $22.4 million reduction in sales of normal source plasma in 2019, offset by an increase of $3.7 million in sales of specialty plasma products. The normal source plasma sales generate lower margin while the other specialty plasma products generate higher margins. Other production costs that are not capitalizable into inventories are also included in cost of sales and other production expenses, which were higher in 2018 compared to 2019.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes was at similar levels during the years ended December 31, 2019 and 2018 at around $37.1 million. Despite this overall comparability, some expenses comprised in this R&D category changed more notably than others. The decrease in expense was mainly due to 1) lower expensing of inventories for the production of Ryplazim®, that are expected to be supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, or for engineering runs at our manufacturing locations, and 2) the lower rental costs included in R&D due to the impact of the adoption of IFRS 16 in 2019. These decreases were partially offset by an increase in employee compensation due to an increase in manufacturing headcount and bonuses paid for 2019 (not for 2018), an increase in share-based payments expense and a decrease in Quebec R&D tax credits recognized, as we reduced the amount we previously recorded as receivable following more advanced discussions with the applicable regulatory authority, which clarified certain uncertainties about the eligibility of certain expenditures.

Other R&D expenses were $22.4 million during the year ended December 31, 2019 compared to $31.7 million during the corresponding period in 2018, representing a decrease of $9.4 million. The decrease was mainly due to the reduction in spending of $7.7 million on clinical trials, pre-clinical research and the implementation and validation of additional analytical assays and in-process controls in the manufacturing of Ryplazim® over the comparative period. This reflects the completion of the IVIG primary immunodeficiencies Phase 3 clinical trial and our decision not to do further work on the development of new proteins. Wages and other payroll benefits expenses also decreased by $2.2 million mainly due to a reduction in headcount. These reductions are reflective of the segment’s focus on Ryplazim®, whereas several product candidates in this segment were being developed in the past. These decreases were partially offset by an increase in the share-based payment expenses recognized in other R&D expenses of $2.5 million.

Administration, selling and marketing expenses decreased by $2.0 million during the year ended December 31, 2019 compared to the corresponding period in 2018, mainly due to the reduction of spending for consulting fees related to the preparation of an expected commercial launch in the current period compared to the same period in 2018. The decrease was also due to a reduction in salary expenses due to a reduction in headcount for the plasma-derived therapeutics segment.

The segment loss for the year ended December 31, 2019 was $65.7 million compared to $80.0 million for the corresponding period of 2018, representing a decrease in segment loss of $14.3 million. This decrease was mainly driven by the overall reduction of R&D expenses and administration, selling and marketing expenses.

2018 compared to 2017

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties, the provision of services to licensees and rental revenues. During the year ended December 31, 2018, the segment sold $19.7 million of normal source plasma which it had not done in the previous years. This was a result of the change in the production forecast due to the complete response letter we received from the FDA, following the submission of our BLA for Ryplazim®. We sold excess normal source plasma inventory we had at the beginning of the year, in addition to the quantities we were contractually obligated to purchase during the year. We were also able to reduce our purchasing commitments from 2018 to 2022. The normal source plasma sold during the year ended December 31, 2018 was sold at a value slightly below its carrying amount, generating a negative margin of $0.7 million. The remainder of the sales in 2018 pertain to specialty plasma products.

The manufacturing cost of plasma-derived product candidates used for R&D activities was higher during the year ended December 31, 2018 at $37.1 million compared to $32.8 million during the corresponding period of 2017, representing an increase of $4.3 million. In 2018, there was a reduction in production activities at the Laval plant while the facility focused on addressing comments received by the FDA following the FDA’s plant inspection of the facility at the end of 2017, as part of the FDA’s review of the BLA submission for Ryplazim®. This resulted in a reduction in overall manufacturing expenses for the plasma-derived product candidates, however since there was no commercial production in 2018, none of these expenses were capitalized to inventories compared to 2017. In addition, the plasminogen inventory that was on hand as of the previous year end was expensed throughout the current year. We determined that a portion of the inventory would be used for additional process testing runs while the balance would be supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever. The reduction in plasminogen inventory capitalized more than offset the overall reduction in manufacturing expenses, thus causing an increase in the manufacturing cost of product candidates used for R&D activities for the year ended December 31, 2018 compared to the corresponding period of 2017.

Other R&D expenses were $31.7 million during the year ended December 31, 2018 compared to $41.0 million during the corresponding period of 2017 representing a decrease of $9.2 million. The decrease is mainly due to the reduction in the clinical trial and pre-clinical research expenses which were partially offset by additional spending in relation to the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim®. The plasminogen congenital deficiency clinical trial and the adult cohort of the IVIG clinical trial were substantially completed in 2017. During the current year, the IVIG clinical trial for pediatric cohort was ongoing and nearing its completion towards the end of 2018 with the last patient receiving their last dose in the first quarter of 2019. This was partially offset by slightly higher compensation expense reflecting the hiring of some of the staff required to start up our Amherst, New York plasma collection center.

Administration, selling and marketing expenses decreased by $3.1 million during the year ended December 31, 2018 compared to the corresponding period in 2017 mainly due to a reduction in commercial launch preparation expenses for Ryplazim®. Additionally, the administrative support that the segment received from our corporate service centers decreased compared to previous year as activities were reduced or postponed due to the delay in the anticipated commercialization.

Overall, the segment loss for Plasma-derived product candidates of $80.0 million during the year ended December 31, 2018 compared to $88.7 million during the corresponding period of 2017, represented a decrease of $8.7 million.

Comparison of quarters ended December 31, 2019, 2018 and 2017

The loss for each segment and the net loss before income taxes from continuing operations for the quarters ended December 31, 2019, 2018 and 2017 are presented in the following tables:

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended December 31, 2019	therapeutics	therapeutics	of operations	Total
Revenues	$1	$1,015	$34	$1,050

Cost of sales and other production expenses	-	493	35	528
Manufacturing and purchase cost of product candidates used for R&D activities	78	6,511	3	6,592
R&D - Other expenses	5,062	5,444	155	10,661
Administration, selling and marketing expenses	1,268	2,418	6,592	10,278
Segment loss	$(6,407)	$(13,851)	$(6,751)	$(27,009)
Loss (gain) on foreign exchange				(205)
Finance costs				1,858
Impairment losses				12,366
Net loss before income taxes from continuing operations				$(41,028)
Other information
Depreciation and amortization	$206	$1,899	$217	$2,322
Share-based payment expense	525	562	1,658	2,745

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended December 31, 2018	therapeutics	therapeutics	of operations	Total
Revenues	-	3,352	27	3,379

Cost of sales and other production expenses	-	3,230	129	3,359
Manufacturing and purchase cost of product candidates used for R&D activities	(59)	10,508	14	10,463
R&D - Other expenses	2,587	6,033	108	8,728
Administration, selling and marketing expenses	700	2,120	7,345	10,165
Segment loss	$(3,228)	$(18,539)	$(7,569)	$(29,336)
Loss (gain) on foreign exchange				3,819
Finance costs				6,554
Loss (gain) on extinguishments of liabilities				(34,904)
Impairment losses				149,952
Change in fair value of financial instruments measured at fair value through profit or loss				1,000
Net loss before income taxes from continuing operations				$(155,757)
Other information
Depreciation and amortization	$130	$920	$160	$1,210
Share-based payment expense	691	735	2,182	3,608

For the quarter ended December 31, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$437	$21	$458

Cost of sales and other production expenses	(533)	1,119	161	747
Manufacturing and purchase cost of product candidates used for R&D activities	341	10,566	4	10,911
R&D - Other expenses	4,867	10,571	91	15,529
Administration, selling and marketing expenses	859	4,253	3,139	8,251
Bad debt expense	20,491	-	-	20,491
Segment loss	$(26,025)	$(26,072)	$(3,374)	$(55,471)
Loss (gain) on foreign exchange				(1,518)
Finance costs				2,621
Net loss before income taxes from continuing operations				$(56,574)
Other information
Depreciation and amortization	$118	$823	$98	$1,039
Share-based payment expense	492	717	1,259	2,468

Small molecule therapeutics segment

The small molecule therapeutics segment loss was $6.4 million for quarter ended December 31, 2019 compared to $3.2 million in the corresponding period in 2018, representing an increase in segment loss of $3.2 million. The increase in segment loss was mainly due to an increase in R&D expenses due to an increase in employee compensation expense due to severance expense incurred following reduction in headcount during the quarter and higher bonus expense for 2019 whereas in 2018, no bonuses were accrued. These increases were partially offset by a decrease in Quebec R&D tax credits compared to 2018. Administration, selling and marketing expenses increased as more resources and administrative support was provided to the segment from the corporate service centers compared to the previous year.

The loss for small molecule therapeutics segment was $3.2 million for the quarter ended December 31, 2018 compared to $26.0 million during the corresponding period in 2017, representing a decrease in segment loss of $22.8 million. The decrease in loss was primarily due to a write-off in the fourth quarter of 2017 of the license and milestone revenues pertaining to a licencing agreement signed with JRP, an affiliate of SRAM, during the third quarter of 2017. The royalty expense initially recorded was subsequently reversed during the fourth quarter in 2017 in cost of sales. The reduction in other R&D expenditures of $2.3 million during the quarter ended December 31, 2018 compared to the corresponding period, is mainly due to the reduction in pre-clinical studies expenses.

Plasma-derived therapeutic segment

The decrease of $2.3 million in the revenues during the quarter ended December 31, 2019 compared to the corresponding period in 2018 and the increase of $2.9 million during the year ended December 31, 2018 compared to the corresponding period in 2017 are mainly due to $3.1 million of sales of excess normal source plasma inventory that occurred in the quarter ended December 31, 2018. In 2019, this decrease was partially offset by the increase in sales of specialty plasma of $0.8 million in the quarter ended December 31, 2019 compared to the corresponding period in 2018. The increase in sales of specialty plasma impacted the segment profitability positively during the quarter ended December 31, 2019, as the margins were stronger on this product.

The manufacturing and purchase cost of product candidates used for R&D activities for the plasma-derived therapeutics segment decreased by $4.0 million for the quarter ended December 31, 2019 compared to the corresponding period in 2018, mainly due to less expensing of inventories that were expected to be supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, and the lower rental costs included in R&D due to the impact of the adoption of IFRS 16 in 2019. The manufacturing and purchase cost of product candidates used for R&D activities for the quarters ended December 31, 2018 and 2017 remained stable.

Other R&D expenses decreased slightly by $0.6 million during the quarter ended December 31, 2019 compared to the corresponding period in of 2018 whereas the decrease from the quarter ended December 31, 2017 to the corresponding period in 2018 was $4.5 million. This last decrease is explained by a decrease in clinical trial expenditures reflecting the fact that our IVIG clinical trial for the pediatric cohort was nearing completion at the end of 2018 whereas towards the end of 2017, the adult cohort still had some patients receiving doses and most of the pediatric cohort had started their participation in the trial. There was also less expenses relating to the plasminogen congenital deficiency trial during the fourth quarter of 2018 as the main trial supporting the BLA submission was completed in 2017.

Administration, selling and marketing expenses remained stable during the quarter ended December 31, 2019 compared to the corresponding period in 2018 whereas they were notably higher during the quarter ended December 31, 2017. The decrease of $2.1 million from 2017 to 2018 was mainly caused by a reduction in marketing expenses related to Ryplazim®.

The loss for plasma-derived therapeutics segment was $13.9 million for the quarter ended December 31, 2019 compared to $18.5 million in the corresponding period in 2018, representing a decrease in segment loss of $4.7 million. The decrease was mainly driven by the reduction in manufacturing and purchase cost used for R&D.

The loss for plasma-derived therapeutics segment was $18.5 million for the quarter ended December 31, 2018 compared to $26.1 million in the corresponding period in 2017, representing a decrease in segment loss of $7.5 million. The decrease in loss is mainly due to the decrease in other R&D and administration, selling and marketing expenses. Those decreases are due to reduction in clinical trial expenditures and marketing expenses related to pre-commercialization activities.

Selected annual information

The following table presents selected audited annual information for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Revenues	$4,904	24,633	$22,313
Net loss from continuing operations attributable to owners of the parent	(233,180)	(197,298)	(111,645)
Net loss from continuing operations per share attributable to owners of the parent (basic and diluted)	(14.52)	(238.28)	(140.26)
Total assets	165,098	102,892	283,873
Total long-term financial liabilities	$38,721	$126,965	$86,735

Revenues from the sales of goods increased by $22.4 million during 2018 compared 2017 and decreased by $19.1 million in 2019 mainly due $22.9 million in sales of excess normal source plasma in 2018. Milestone and licensing revenues were recognized in 2017 upon the signature of a license agreement, for an amount of $19.7 million.

The net loss from continuing operations attributable to the owners of the parent, defined as the amount attributable to the shareholders of Liminal Biosciences, increased significantly by $85.7 million from 2017 to 2018 due to the impact of two key events: 1) the recording of impairment losses totalling $150.0 million (and its impact on the non-controlling interests share in this loss) which was partially offset by 2) the recognition of a gain on extinguishments of liabilities of $33.6 million following the modifications to the credit facility and OID loans in November 2018. R&D expenses declined by $8.7 million from the previous year while financing cost increased by $14.2 million. The net loss from continuing operations attributable to owners of the parent then increased by $35.9 million in 2019 despite the net loss from continuing operations being slightly lower since the non-controlling interests did not partake in the share of those losses.

The net loss from continuing operations per share attributable to the owners of the parent on a basic and diluted basis reflects the changes in the net loss from continuing operations attributable to the owner of the parent but also the increase in the number of common shares outstanding from year to year and was significantly impacted by the number of shares issued in April 2019 upon a debt restructuring transaction and the issuance of equity following private placements. The weighted average number of shares increased from 796 thousand common shares in 2017 to 828 thousand common shares in 2018 then to 16,062 thousand common shares in 2019, causing the per share amounts in 2019 to be significantly lower.

Total assets increased by $62.2 million from $102.9 million at December 31, 2018 to $165.1 million at December 31, 2019 mainly due to recognition of the right-of-use assets following the adoption of IFRS 16 and a higher cash and cash equivalents balance at December 31, 2019 by $53.9 million. Total assets decreased to $102.9 million at December 31, 2018 from $283.9 million at December 31, 2017, mainly due to the impairment losses recognized on intangible assets, namely the NantPro license, and the reduction in inventories and cash.

Long-term financial liabilities decreased by $88.2 million at December 31, 2019 from December 31, 2018, mainly due to the restructuring of the long-term debt on April 23, 2019, which was partially offset by the recording of the long-term portion of lease liabilities following the adoption of IFRS 16 on January 1, 2019. From December 31, 2017 to December 31, 2018, long-term financial liabilities increased by $40.2 million, mainly due to the increase in debt of $71.7 million from the drawdowns on the then-existing credit facility. This increase was partially offset by the impact of the debt repayment terms modification which reduced the long-term debt by $47.4 million.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

		Net income (loss) attributable to the owners of the parent
				Per share
Quarter ended	Revenues	Continuing operations	Discontinued operations	Continuing basic & diluted	Discontinued basic & diluted
December 31, 2019	$1,050	$(39,397)	$25,043	$(1.69)	$1.07
September 30, 2019	828	(29,521)	(81)	(1.27)	(0.00)
June 30, 2019	762	(135,846)	2,229	(8.26)	0.14
March 31, 2019	2,264	(28,416)	280	(33.59)	0.33
December 31, 2018	3,379	(103,784)	831	(125.04)	1.00
September 30, 2018	6,223	(29,020)	548	(34.96)	0.66
June 30, 2018	14,473	(34,217)	1,947	(41.32)	2.35
March 31, 2018	558	(30,277)	(1,394)	(36.74)	(1.69)
Revenues were $0.6 million during the quarter ended March 31, 2018. Revenues from continuing operations are generally those generated from our plasma-derived therapeutics segment via the sale of specialty plasma products. Cost of goods sold were higher due to an inventory write-off on a portion of the normal source plasma held in inventory to net realisable value in advance of a sales transaction to take place during the following quarter but for which the selling price had been settled in advance. R&D expenses were $20.7 million, and administration, selling and marketing expenses were $7.2 million for the quarter. Financing cost were $4.2 million during the quarter. The net loss attributable to the owners of the parent from discontinued operations was $1.4 million during the quarter.

Revenues during the quarter ended June 30, 2018 were $14.5 million, of which the majority was driven by a $14.0 million sale of excess normal source plasma inventory. Cost of sales and other production expenses were $14.5 million, R&D expenses at $22.5 million increased slightly over the previous quarter while administration, selling and marketing expense decreased slightly to $6.4 million. Financing cost increased to $5.3 million reflecting the continuous increase in the debt level and the higher borrowing cost of the credit facility. The net income attributable to the owners of the parent from discontinued operations in the quarter was $1.9 million compared to a net loss attributable to the owners of the parent from discontinued operations of $1.4 million in the previous quarter. The increase was driven by an increase in bioseparation sales of $1.9 million and a decrease in cost of sales and production of $0.6 million as the increase in sales was mainly driven by higher margin product.

Revenues during the quarter ended September 30, 2018 were $6.2 million due to sales of excess normal source plasma inventory in the amount of $5.7 million. Cost of sales and other production expenses were $5.6 million. R&D expenses at $22.5 million were similar to the previous quarter while administration, selling and marketing expenses decreased slightly to $5.7 million. Financing cost at $5.9 million, continued to increase reflecting the higher debt level as we continued to draw on the credit facility. The net income attributable to the owners of the parent from discontinued operations decreased by $1.4 million to $0.6 million. This decrease is mainly due to the decrease in the net margin of $1.3 million. The sales from discontinued operations were higher during the quarter by $0.4 million but were driven by lower margin product.

Revenues during the quarter ended December 31, 2018 were $3.4 million, which is mainly due to the sale of excess normal source plasma inventory of $3.1 million. Cost of sales and other production expenses decreased by $2.3 million to $3.4 million in line with the decrease in the sale of gods of $2.6 million. R&D expenses decreased slightly to $19.2 million while administration, selling and marketing expenses increased to $10.2 million, impacted by severance expenses. Financing cost increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the credit facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the terms of our long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to IVIG assets totalling $150.0 million were recognized following changes to our strategic plans which would delay the development of IVIG significantly, if approved. The net income attributable to the owners of the parent from discontinued operations remains relatively stable at $0.8 million, a decrease of $0.3 million.

Revenues were $2.3 million during the quarter ended March 31, 2019 which were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $17.5 million were $1.7 million lower and finance costs at $7.1 million increased slightly by $0.6 million compared to the previous quarter. Both R&D and finance costs were impacted by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.1 million from its higher level in December 2018 which included significant termination benefits. The net income attributable to the owners of the parent from discontinued operations decreased by $0.6 million to $0.3 million mainly due to R&D tax credit recorded in the previous quarter.

Revenues were $0.8 million during the quarter ended June 30, 2019 and were mainly generated from sales of specialty plasma. R&D expenses at $22.3 million were $4.8 higher and administration, selling and marketing expenses at $18.0 million were $11.0 higher, mainly as a result of an increase of the share-based payment expenses recognized in R&D expenses of $4.3 million and in administration, selling and marketing expenses of $8.9 million over the previous quarter as we made various changes to our long-term equity incentive plans to ensure competitiveness of the plans. Finance cost decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss attributable to the owners of the parent from continuing operations for the quarter ended June 30, 2019 was $135.8 million which represents an increase of $107.4 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense. The net income attributable to the owners of the parent from discontinued operations increased by $1.9 million to $2.2 million mainly due to increase in the sales of goods of $2.0 million related to higher margin product, not having any impact on the cost of sales and production expenses.

Revenues remained stable at $0.8 million during the quarter ended September 30, 2019. R&D expenses at $18.1 million declined by $4.2 million and administration, selling and marketing expenses at $9.9 million were $8.2 million lower than the previous quarter. These decreases were mainly driven by a decrease of $4.7 million and $7.5 million in the share-based payment expenses recognized in R&D and in administration, selling and marketing expenses, respectively as such expenditures returned to more normalized levels following the impact of the changes to the long-term equity incentive plans during the quarter ended June 30, 2019. Finance cost decreased by $1.6 million as the balance of long-term debt declined significantly on April 23, 2019 as a result of the debt restructuring. The net income attributable to the owners of the parent from discontinued operations decreased by $2.3 million to a loss of$0.1 million mainly driven by the decrease in the sales of goods of $3.5 million.

Revenues were $1.1 million during the quarter ended December 31, 2019 and were mainly generated from our specialty plasma sales. Expenses remained relatively stable in the fourth quarter as R&D expenses declined by $0.8 million to $17.3 million and administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.3 million. Finance cost increased by $0.2 million to $1.9 million during the fourth quarter of 2019. The net income attributable to the owners of the parent from discontinued operations increased by $25.1 million at $25.0 million mainly driven by the gain of the sales of the discontinued operations of $26.3 million which was offset by an increase in the administration, selling and marketing expenses of $1.4 million due to bonuses we paid to employees upon the successful completion of the sale of the business which were included in the operating results of the discontinued operations.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At March 19, 2020, 23,420,352 common shares, 2,200,864 options to purchase common shares, 4,238 restricted share units and 172,735 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

Following the debt modification on November 14, 2018, we assessed whether SALP, the holder of the debt, had gained significant influence for accounting purposes, despite holding less than 20% of voting rights. We deemed that qualitative factors were significant enough to conclude that the holder of the debt had gained significant influence over us and had become a related party. SALP subsequently became our majority shareholder following the debt restructuring completed on April 23, 2019.

Details of transactions between us and other related parties are disclosed below and for financing transactions with SALP, they are disclosed in detail in notes 15, 16, and 18a in the consolidated financial statements for the year ended December 31, 2019.

2019

Our former Chief Executive Officer or CEO had a share purchase loan outstanding in the amount of $0.4 million at December 31, 2018. The loan bore interest at prime plus 1% and had a maturity date of the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted Nasdaq or New York Stock Exchange listing date of our common shares. As part of the settlement agreement concluded in April 2019 with our former CEO, common shares held in escrow as security for a share purchase loan of $0.4 million to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137,000, representing the fair value of the shares at the time of the settlement.

During the year ended December 31, 2019 we paid interest on the loan with SALP in the amount of $7.8 million. We also recorded professional fee expenses, incurred by SALP and recharged to us, during the year ended December 31, 3019 of $0.5 million, all of which were paid as of December 31, 2019.

On November 11, 2019, together with SALP, we amended the April 23, 2019 loan agreement to include a non-revolving line of credit, or LOC, with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The line of credit limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the sale of the bioseparations operations, a licensing transaction for Ryplazim® or equity raises. Our ability to draw on the line of credit expires on May 11, 2021. As at December 31, 2019, the amount drawn on the line of credit was nil and the amount available to be drawn was $30.3 million. As of the date of this MD&A, the amount drawn on the line of credit was $nil and the amount available to be drawn was $29.1 million.

During the year ended December 31, 2019 we recorded $47,000 R&D expenses, relating to a consulting service agreement with one of our directors in 2019 of which $37,000 remains payable as at December 31, 2019.

2018

During the year ended December 31, 2018, we earned interest revenues on the share purchase loan to our former CEO in the amount of $19,000 and at December 31, 2018, the unpaid interest was $31,000.

Changes in accounting policies

We have applied the accounting policies used in the annual consolidated financial statements in a consistent manner with those applied by us in our December 31, 2018 and 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to us and were adopted as of January 1, 2018 and 2019 as described below.

IFRS 9, Financial Instruments

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

We adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by us at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement	Carrying	Measurement	Carrying
	category	amount	category	amount
Cash and cash equivalents	FVPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity investments	Cost	1,228	FVPL	1,228
Convertible debt	Cost	87	FVPL	87

There has been no impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, must be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment must be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

We adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognized in the opening deficit balance on January 1, 2018. We have also availed ourselves of the following practical expedients:

the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, we analyzed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018 and for the year end December 31, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. We adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

We elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. We applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

We also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, we discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, we elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. We also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

We have elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported	Adjustments	Balance
	as at	for the	as at
	December 31,	transition	January 1,
	2018	to IFRS 16	2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	-	39,149	39,149

Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	-	8,575	8,575
Long-term portion of lease liabilities	-	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	-
Other long-term liabilities	5,695	(330)	5,365

Prior to adopting IFRS 16, the total minimum operating lease commitments as at December 31, 2018 were $75.0 million. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42.7 million was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in the lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

The consolidated statement of operations for the year ended December 31, 2019 was impacted by the adoption of IFRS 16 as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclassification but also in terms of measurement, which are significantly affected by the discount rates used and whether we have included renewal periods when calculating the lease liability.

The consolidated cash flow statement for the year ended December 31, 2019 was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted on that date. We assessed the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

New Standards and interpretations not yet adopted

There are currently no new standards or interpretations not yet in effect that we reasonably expect would have an impact on its consolidated financial statements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our EPS could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. We have also provided the critical accounting policies. See Note 2 to our consolidated financial statements for the year ended December 31, 2019 for a description of our other significant accounting policies.

Critical accounting policies

Impairment of tangible and intangible assets

At the end of each reporting period, we review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. For intangible assets not yet available for use, we perform an impairment test annually at November 30, until amortization commences, whether or not there are impairment indicators. When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit (CGU) which represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, groups of assets or CGUs to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, the corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized when the carrying amount of an asset or a CGU exceeds its recoverable amount by the amount of this excess. An impairment loss is recognized immediately in profit or loss in the period during which the loss is incurred. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount; on reversal of an impairment loss, the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Lease liabilities

At the commencement date of a lease, we recognize a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating a lease, if the lease term reflects that we will be exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of a lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of a lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment whether the underlying asset will be purchased.

We apply the short-term lease recognition exemption to leases of 12 months or less, as well as the lease of low-value assets recognition exemption i.e. leases with a value below seven dollars. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Prior to the adoption of IFRS 16, Leases on January 1, 2019, as a lessor, we only recognized finance lease obligations while operating leases obligations were only disclosed.

Revenue recognition

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The five-step model is only applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer. At contract inception, we assess the goods or services promised within each contract, determine those that are performance obligations, and assess whether each promised good or service is distinct. The transaction price that is allocated to the respective performance obligation is recognized as revenue when (or as) the performance obligation is satisfied.

Sale of goods

Revenue from sale of goods is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and
•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Rendering of services

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis based on key milestones contained within the contract.

Unbilled revenues and deferred revenues

If we have recognized revenues but has not issued an invoice, the entitlement is recognized as a contract asset and is presented in the statement of financial position as unbilled revenues. When the amounts are invoiced, then the amounts are transferred into trade receivables. If we have received payments prior to satisfying our performance obligation, the obligation is recognized as a contract liability and is presented in the consolidated statement of financial position as deferred revenues.

Licensing fees and milestone payments

Under IFRS 15, we determine whether our promise to grant a license provides the customer with either a right to access our intellectual property ("IP") or a right to use our IP. A license will provide a right to access the intellectual property if there is significant development of the intellectual property expected in the future whereas for a right to use, the intellectual property is to be used in the condition it is at the time the license is signed. Revenue from a license that provides to a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. When a license provides access to our IP over a license term, the performance obligation is satisfied over time and, therefore, revenue is recognized over the term of the license arrangement. Milestone payments are immediately recognized as licensing revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Rental revenue

We account for the lease or sub-lease with a tenant as an operating lease when we have not transferred substantially all of the risks and benefits of ownership of our property or leased property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

Share-based payments

We have a stock option plan and an RSU plan. The fair value of stock options granted is determined at the grant date using the Black-Scholes option pricing model and is expensed over the vesting period of the options. Awards with graded vesting are considered to be multiple awards for fair value measurement. The fair value of RSU is determined using the market value of our shares on the grant date. The expense associated with RSU awards that vest over time are recognized over the vesting period. When the vesting of RSU is dependent on meeting performance targets as well as a service requirement, we will estimate the outcome of the performance targets to determine the expense to recognize over the vesting period and revise those estimates until the final outcome is determined. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

Our policy is to issue new shares upon the exercise of stock options and the release of RSU for which conditions have been met.

Significant judgments and estimates

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. We have considered a wide range of factors relating to expected cash inflows such as whether we will earn licensing and milestone revenues, obtain regulatory approval for commercialization of product candidates, if ever, and potential sources of debt and equity financing available to it. We have also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty.

Accounting for loan modifications – When the terms of a loan are modified, we must evaluate whether the terms of the loan are substantially different in order to determine the accounting treatment. If they are considered to be substantially different, the modification will be accounted for as a derecognition of the carrying value of the pre-modified loan and the recognition of a new loan at its fair value. Otherwise, the changes will be treated as a modification which will result in adjusting the carrying amount to the present value of the modified cash flows using the original effective interest rate of the loan instrument. In assessing whether the terms of a loan are substantially different, we perform an analysis of the changes in the cash flows under the previous agreement and the new agreement and we also consider other modifications that have no cash flow impacts. In the context of the simultaneous modification to the terms of several loans with the same lender, we use judgment to determine if the cash flow analysis should be performed on the loans in aggregate or individually. Judgment is also used to evaluate the relative importance of additional rights given to the lender such as additional Board of Director seats and the extension of the term of the security compared to the quantitative analysis.

Revenue recognition – We enter into revenue agreements from time to time which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. We may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In determining the appropriate method for recognizing revenues in a given contract, we may be required to apply significant judgment including the identification of performance obligations.

Determining whether performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, we must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires us to assess the level of advancement of the intellectual property being licensed.

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2019, 2018 and 2017 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of our net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the consolidated statement of operations.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. we use judgment to select the methods used to determine certain inputs/assumptions used in the models and the models used to perform the fair value calculations in order to determine, 1) the values attributed to each component of a transaction at the time of their issuance, 2) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis and 3) for disclosing the fair value of financial instruments subsequently carried at amortized cost. When the determination of the fair value of a new loan is required, discounted cash flow techniques which includes inputs that are not based on observable market data and inputs that are derived from observable market data are used. When determining the appropriate discount rates to use, we seek comparable interest rates where available. If unavailable, we use those considered appropriate for the risk profile of a company in the industry.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Leases - We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

We have the option, under some of its leases to lease the assets for additional terms of up to fifteen years. Judgement is applied in evaluating whether it is reasonably certain to exercise the option to renew. That is, all relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the lease term is reassessed if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

The renewal period is included as part of the lease term for a manufacturing plant lease since we estimated it is reasonably certain to exercise due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

Uncertainty over income tax treatments  - R&D tax credits for the current period and prior periods are measured at the amount we expects to recover, based on its best estimate and judgment, of the amounts it expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well the amount and timing of recovery of these tax credits. In order to determine whether the expenses it incurs are eligible for R&D tax credits, we must use judgment and may resort to complex techniques, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. The amounts recognized in the consolidated financial statements are based on our best estimates and in our best possible judgment, as noted above.

Assessing the recoverable amount of long-lived assets - We evaluate the recoverable value of long-lived assets when indicators of impairment arise or as part of the annual impairment test, if they are intangible assets not yet available for use.  The recoverable value is the higher of the value in use and the fair value less cost to sell.

Long-lived assets include capital assets and intangible assets such as licenses and other rights and some of these rights are considered not available for use.

When calculating the value in use, we must make estimates and assumptions regarding the estimated future cash flows and their timing including the amount and timing of the capital expenditure investments necessary to increase manufacturing capacities, to bring the facilities to Good Manufacturing Practices standards, timing of production capacities coming on-line, production costs, ongoing research and clinical trial expenses, market penetration and selling prices for our product candidates and, the date of approval of the product candidates for commercial sale, if ever. The future cash flows are estimated using a five-year projection of cash flows before taxes which are based on the most recent budgets and forecasts available. If the projections include revenues in the fifth year, then that year is extrapolated, using an expected annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business.

When calculating the fair value less cost to sell of an asset or a group of assets for which selling price information for comparable assets are not readily available, we also must make assumptions regarding the value it may recuperate from its sale.

During the year ended December 31, 2019 and 2018, as a result of strategic decisions made on the areas where we would focus our resources, several impairments recorded on intangible assets (see section impairment losses in the operations results).

Expense recognition of restricted share units – The RSU expense recognized for RSU in which the performance conditions have not yet been met, is based on an estimation of the probability of successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, we estimate the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. We exercise judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of our financial instruments at December 31, 2019 and 2018.

	2019	2018
Financial assets
Cash and cash equivalents	$61,285	$7,389
Trade receivables	1,677	7,371
Restricted cash	169	245
Long-term deposits	143	142
Other	-	24
Financial liabilities
Trade payables	$10,496	$21,097
Wages and benefits payable	5,593	1,975
Settlement fee payable	-	102
Royalty payment obligations	3,148	3,077
License acquisition payment obligation	1,302	2,726
Warrant liability	-	157
Long-term debt	8,834	125,804

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and the year ended December 31, 2019 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities
•	change in fair value of financial instruments measured at fair value through profit or loss
•	finance costs; and
•	foreign exchange gains and losses.

Subsequent events

Consistent with our strategy to limit our involvement in the plasma-derived therapeutics segment to the commercialization of Ryplazim®, we decided to close our Rockville, Maryland R&D facility by the end of the 2020 and made an announcement to the employees during the first quarter of 2020. As a result of this decision, we will be recognizing, during the service period in 2020, an expense of approximately $2.0 million (US$1.5 million) in the consolidated statement of operations representing the maximum termination benefits we have committed to pay the employees. In connection with this closure, we also recognized impairments on our capital related to this facility in 2019.

On January 29, 2020, we issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Additionally, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

B.Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund our ongoing research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators as a result of licensing or partnering deals. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete. Success in the generation of the necessary data or results required to obtain marketing approval and achieve product sales cannot be certain. In addition, successful commercialisation of our product candidates cannot be certain and any resulting revenue derived from product sales would not arise for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we will need to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at December 31, 2019 and analysis of going concern

At December 31, 2019, we had a positive working capital position of $63.6 million. This financial position combined with the remaining amount available to draw on the line of credit from SALP of $29.1 million at the date of this MD&A, should we decide to use it, would provide us sufficient cash runway to fund our operating activities and meet our contractual and financial obligations for a period of at least 12 months from December 31, 2019. The terms of the line of credit from SALP are provided in the related party section of the MD&A.

We believe this working capital position gives us the latitude to continue maintaining our operating activities at a low spending level while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates.

We intend to pursue a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing our ongoing discussions with potential licensees for our drug pipeline;
•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments.

Although we made use of our at-the-market, or ATM facility in the first two months of 2019, the use of this facility was suspended concurrently with the debt restructuring in April 2019 and will not be used as a source of financing.

Despite our improved liquidity situation since April 2019, we are an R&D stage enterprise and until we can generate a sufficient amount of product revenue to finance our cash requirements, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

Debt Facility

Prior Indebtedness

On April 27, 2017, we entered into a third loan agreement with SALP, or the Third Loan Agreement, which provides for an OID loan in the principal amount of $25.0 million. This loan has been amended. We subsequently entered into a fourth loan agreement with SALP, or the Fourth Loan Agreement, on November 30, 2017, and providing for a delayed-draw term loan of up to US$80.0 million, as amended.

On November 14, 2018, we entered into an omnibus amendment agreement with SALP, extending the maturity dates of all loan agreements with SALP outstanding as of such date. As part of the consideration for the extension of the maturity dates of the indebtedness under these agreements, we cancelled 100,117 existing warrants and granted 128,056 warrants to SALP, bearing a term of eight years and exercisable at a per share price equal to $1,000.00.

We also entered into an amendment agreement to the Fourth Loan Agreement on February 22, 2019 securing an additional amount of up to US$15.0 million from SALP under the Fourth Loan Agreement.

Restructuring Transactions

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement we entered into on April 15, 2019 with SALP and certain of our subsidiaries, or the Restructuring Agreement. In accordance with the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares, or the New Common Shares, at a price per common share of $15.21, or the Transaction Price, for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness owed by us, and (ii) certain Warrants to purchase our common shares held by SALP were amended, with new warrants being issued, or the New Warrants, exercisable for 168,735 common shares at a per-share exercise price equal to the Transaction Price. Under the Restructuring Agreement, all but $10.0 million of the outstanding debt we owed to SALP in the aggregate amount of $238.9 million was converted into common shares. We also entered into a consolidated loan agreement with SALP on April 23, 2019, relating to future indebtedness.

Line of Credit

On November 11, 2019, we entered into an amendment to our April 23, 2019 consolidated loan agreement with SALP to include a non-revolving $75.0 million secured line of credit, or the LOC. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the sale of the bioseparations operations, a licensing transaction for our Ryplazim® or equity raises. As a result of the closing of the sale of our bioseparation business to KKR, the principal amount available under the LOC was automatically reduced by an amount equal to the net proceeds we received for such sale, which was $44.7 million. Our ability to draw on the LOC expires on May 11, 2021. As of the date of this Annual Report, we have not drawn any amount on the LOC and $30.3 million was available to be drawn as at December 31, 2019 and $29.1 million was available to be drawn as at March 19, 2020.

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the year ended December 31, 2019 and the corresponding period in 2018 and 2017 are presented below.

	Year ended December 31			Change
	2019	2018	2017	2019 vs 2018	2018 vs 2017
Cash flows used in operating activities	$(99,390)	$(82,454)	$(122,573)	$(16,936)	$40,119
Cash flows from financing activities	117,919	72,158	117,452	45,761	(45,294)
Cash flows used in investing activities	36,096	(5,859)	1,119	41,955	(6,978)
Net change in cash and cash equivalents during the year	54,625	(16,155)	(4,002)	70,780	(12,153)
Net effect of currency exchange rate on cash and cash equivalents	(729)	378	(638)	(1,107)	1,016
Cash and cash equivalents, beginning of the year	7,389	23,166	27,806	(15,777)	(4,640)
Cash and cash equivalents, end of the year	$61,285	$7,389	$23,166	$53,896	$(15,777)

Cash flows used in operating activities increased by $16.9 million during the year ended December 31, 2019 compared to the same period in 2018. The cash flows used in operating activities before change in non-working capital decreased by $8.9 million while the change in non-cash working capital spending increased by $25.9 million. The increase was mainly due to a significant increase in payments to suppliers as we paid our past due invoices following the receipt of funding during the quarter ended June 30, 2019. This was partially offset by lower operating expenses and by the fact that under IFRS 16, the cash disbursements pertaining to leases are now part of cash flows from financing activities whereas in 2018 and 2017, these payments were mostly part of cash flows from operating activities.

Cash flow used in operating activities decreased by $40.1 million during the year ended December 31, 2018 compared to the same period in 2017. The decrease was mainly a result of inflows from the sale of normal source plasma in 2018, the reduced spending in clinical and pre-clinical studies and marketing, and a reduction in plasminogen inventory build that occurred in 2017 in preparation for expected commercialization.

Cash flows from financing activities increased by $45.8 million during the year ended December 31, 2019 compared to the same period in 2018. This increase was mainly due to the April 23, 2019 equity financings that raised gross proceeds of $75.0 million and the rights offering in June 2019 that raised $39.4 million. This increase was partially offset by the decrease in proceeds from debt and warrant issuances on the credit facility during the year ended December 31, 2019 by $59.2 million compared to the same period in 2018. This increase was also offset by the fact that all lease payments, interest and principal, are now included as part of cash flows from financing activities whereas in 2018, only payments on leases classified as finance leases under the previous standard, which is a small portion our leases, were presented under this caption, increasing the disbursements by $9.3 million.

Cash flows from financing activities decreased by $45.3 million during the year ended December 31, 2018 compared to the same period in 2017. This decrease was mainly due to a decrease in proceeds being received from common shares issued under our existing ATM facility and no proceeds from the exercise of future investment rights in 2018, whereas future investment rights and proceeds from common share issuances contributed $74.2 million in financing activities in 2017. This decrease was partially offset by the receipt of proceeds from the issuance of debt and warrants under the then-existing credit facility during 2018 being higher by $28.4 million than in 2017.

Cash flows from investing activities increased by $42.0 million during the year ended December 31, 2019 compared to the same period in 2018 mainly due to the proceeds from the sales of the bioseparations operations, net of cash divested and transaction cost, of $39.7 million. Cash flows from investing activities decreased by $7.0 million during the year ended December 31, 2018 compared to the same period in 2017 mainly due to the proceeds from the sale of marketable securities and short-term investments.

In November 2018, we entered into an ATM equity distribution agreement or EDA under which we were able, at our discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provided that common shares were to be sold at market prices prevailing at the time of sale. For the year ended December 31, 2018, a total of 1,945 common shares were issued under the ATM, at an average price of $386.12 per share, for aggregate gross proceeds of $0.8 million and total net proceeds of $0.7 million. For the year ended December 31, 2019, a total of 12,865 common shares were issued under the ATM at an average price of $327.55 per share, for aggregate gross proceeds of $4.2 million and total net proceeds of $4.0 million. The ATM facility was suspended concurrently with the debt restructuring in April 2019.

C.Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and

“Item 5.B.—Liquidity and capital resources.”

E.Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at December 31, 2019 and unrecognized purchase obligations are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$22,808	$22,808	$-	$-	$-	$22,808
Long-term portion of royalty payment obligations	105	-	52	52	254	358
Lease liabilities	38,237	8,901	16,824	13,529	37,658	76,912
Long-term portion of other employee benefit liabilities	180	-	180		-	180
Long-term debt	8,834	1,176	2,017	11,322	-	14,515
Purchase obligations	n/a	4,816	19,524	-	-	24,340
	$70,164	$37,701	$38,597	$24,903	$37,912	$139,113

1)Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

Commitments

The minimum lease payments under lease agreements are now included on the statement of financial position under lease liabilities following the adoption of IFRS 16. As of December 31, 2018, we had $75.0 million of lease commitments compared to contractual cash flows of $76.9 million relating to lease liabilities included in the financial obligations as at December 31, 2019 following the adoption of IFRS 16. The increase is mainly due to the inclusion of lease payments beyond minimum commitments when we believe it is reasonably certain we will exercise our options to extend the lease period for certain leases even though we have not yet exercised the renewal option. The increase is also due to the new lease commenced during the year for the new plasma collection center in Amherst, New York and the Liminal Biosciences Limited office in Cambridge, UK.

Royalties

SALP has a right to receive a 2% royalty on future revenues relating to patents of a specified small molecule product candidate and analogues, existing as of the date of the agreement was signed. The obligation under this royalty agreement is secured by all of our assets until the expiry of the last patent anticipated in 2033.

In the normal course of business, we enter into license agreements for the market launching or commercialization of product candidates, if approved. Under these licenses, including the ones mentioned above, we have committed to pay royalties ranging generally between 0.5% and 12.0% of net sales from products we may commercialize, if approved, and 3% of license revenues in regard to certain small molecule product candidates.

Other commitments

We signed a long-term manufacturing contract with a third party which provides us with additional manufacturing capacity, or the CMO contract. In connection with this CMO contract, we have committed to a minimum annual spending of $7.0 million for 2020 and $9.0 million for 2021 to 2030 (the end of the initial term) which includes all expenditures under the contract. As of December 31, 2019, the remaining payment under the CMO contract was $98.9 million or $48.7 million after deduction of the minimum lease payments under the CMO contract recognized in the consolidated financial statements as a lease liability following the adoption of IFRS 16.

As at December 31, 2019, total commitment remaining under the CMO agreement that are not recognized in the lease liability are as follows:

	Within 1 year	2 - 5 years	Later than 5 years	Total
CMO operating expense commitment	$3,464	$20,761	$24,509	$48,734

G.Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.Directors, Senior Management and Employees.

A.Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors, including their ages as of December 31, 2019:

Name of Executive Officers	Age	Position(s)
Kenneth Galbraith	57	Chief Executive Officer
Moira Daniels	58	Head of Regulatory Affair and Quality Assurance
Marie Iskra	44	General Counsel
Martin Leclerc	57	Chief Talent Officer
Murielle Lortie	50	Chief Financial Officer
Bruce Pritchard	47	Chief Operating Officer, International
Patrick Sartore	45	Chief Operating Officer, North America

Name of Non-Employee Directors	Age	Position(s)
Simon Best(1)(2)	63	Lead Independent Director
Gary J. Bridger(2)	56	Director
Stefan V. Clulow	49	Chair
Neil A. Klompas(1)	48	Director
Timothy Steven Wach(1)	59	Director
Zachary Newton(2)	36	Director

(1) Member of the audit, risk and finance committee.

(2) Member of the HR & corporate governance committee.

Unless otherwise indicated, the current business addresses for our executive officers and directors is 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The current business address for Kenneth Galbraith, Moira Daniels and Bruce Pritchard is Park Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected or qualified or until his or her earlier resignation or removal.

Executive Officers

Kenneth Galbraith, Chief Executive Officer. Mr. Kenneth Galbraith has served as our Chief Executive Officer since April 2019 and a member of our board of directors since August 2016. Mr. Galbraith is also Managing Director of Five Corners Capital. Mr. Galbraith joined Ventures West as a General Partner in September 2007 and led the firm’s biotechnology practice prior to founding Five Corners Capital in September 2013 to continue managing the Ventures West investment portfolio. Previously, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, until its sale to Genzyme Corp. in November 2006. Starting in the biotechnology sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith currently serves on the board of directors of Macrogenics and Profound Medical Inc., both of which are Nasdaq-listed healthcare companies. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and was appointed a Fellow of the Chartered Accountants of BC in 2013. We believe that Mr. Galbraith’s experience as a director and executive at numerous biopharmaceutical companies qualifies him to serve as a member of our board of directors.

Moira Daniels, Head of Regulatory Affair and Quality Assurance. Ms. Moira Daniels has served as our Head of Regulatory Affairs and Quality Assurance since November 2019. Ms. Daniels has held multiple senior roles within the pharmaceutical industry over the past 35 years and brings significant experience in product development and regulatory affairs, as well as change management. Prior to joining us, Ms. Daniels served as a Vice President at UCB Pharma from August 2015 to October 2019. Ms. Daniels held senior positions in Regulatory Affairs at PAREXEL from November 2013 to September 2015 and at AstraZeneca from August 2001 to October 2013. Ms. Daniels holds a B.Sc. in Biochemistry and Physiology and an M.B.A. from Henley Management College.

Marie Iskra, General Counsel. Ms. Marie Iskra has served as our General Counsel since September 2019. As General Counsel, Ms. Iskra oversees the legal, compliance, intellectual property and corporate governance functions. Ms. Iskra is also our Corporate Secretary. Ms. Iskra has served in various roles since September 2013, including as Associate General Counsel and Senior Legal Counsel. Ms. Iskra was previously employed as Director of Legal Affairs for Jubilant Draximage Inc. as and Jubilant HollisterStier General Partnership from 2009 to 2013, Legal Counsel for Draxis Health Inc. from 2005 to 2009 and as Legal Counsel for Rolls-Royce Canada Ltée from 2000 to 2005. Ms. Iskra holds an L.L.B. from the Université de Montreal and is a member of the Québec Bar. Ms. Iskra also holds a Certificate Arts and Sciences from the Université de Montreal.

Martin Leclerc, Chief Talent Officer. Mr. Martin Leclerc has served as our Chief Talent Officer since May 2019 and previously served as our Vice President, Human Resources from May 2017 to May 2019. Prior to joining us, Mr. Leclerc was Global Leader, Total Rewards for CAE Inc. since October 2010. After working as a consulting actuary for more than 10 years at the beginning of his career, he has since held a number of senior positions in the human resources field within large global corporations. Mr. Leclerc has a Bachelor of Science degree in Mathematics from Université de Montreal. Mr. Leclerc completed all requirements and became a Fellow of the Society of Actuaries and of the Canadian Institute of Actuaries and has worked as an actuary for several years before working in the broader human resources field.

Murielle Lortie, Chief Financial Officer. Ms. Murielle Lortie has served as our Chief Financial Officer since September 2019. Ms. Lortie previously served as Vice President of Finance from September 2018 to August 2019 and has held multiple senior positions within the pharmaceutical industry over the past 20 years. Prior to joining us, Ms. Lortie was employed as Vice President & Chief Financial Officer and Advisor to the CEO, Global Strategy, Mergers & Acquisitions at Pharmascience Inc. from March 2014 to October 2017. Ms. Lortie also consulted for Cirque du Soleil from March 2018 to September 2019. Previous to this, Ms. Lortie held senior positions in finance at Bristol Myers Squibb from 2004 to 2014, including Vice-President of Finance for Bristol Myers Squibb Canada Co. and Global Director of Finance supporting BMS Headquarters. Ms. Lortie also served as a director on the board of directors of Bellus Health from February 2015 to May 2017 and Pharmascience Barbados Ltd and Pharmascience International Ltd from 2015 to 2017. Mrs. Lortie is a Chartered Professional Accountant and member of the Ordre des comptables professionnels agréés du Québec. Mrs. Lortie holds a Graduate Diploma in Accountancy from Concordia University and a Bachelor of Business Administration from Bishop’s University.

Bruce Pritchard, Chief Operating Officer, International. Mr. Bruce Pritchard has served as our Chief Operating Officer since August 2014. Mr. Pritchard joined us as Chief Financial Officer of PBL in 2006 and was promoted to our Chief Financial Officer in July 2008, relinquishing that post in November 2015. Mr. Pritchard also served as Interim Chief Financial Officer from August 2017 to September 2019. A Heriot-Watt University graduate, Mr. Pritchard holds a Bachelor of Arts in Accountancy and Computer Science and is qualified as a Member of the Institute of Chartered Accountants of Scotland. Mr. Pritchard was appointed a Fellow of the Institute of Directors in 2014.

Patrick Sartore, Chief Operating Officer, North America. Mr. Patrick Sartore has served as our Chief Operating Officer, North America, since May 2019. Mr. Sartore joined us in November 2006 as Senior Legal Counsel – Intellectual Property and was nominated as our Corporate Secretary in December, 2007. Mr. Sartore held the position of General Counsel and Corporate Secretary from May 2013 to May 2015, at which date he was appointed Chief Legal Officer and Corporate Secretary. Mr. Sartore was previously employed by Univalor Inc. as Legal Counsel and Leger Robic Richard, L.L.P., a firm specializing in Intellectual Property, Corporate and Commercial Law, as an associate attorney. Mr. Sartore also holds a Bachelor of Science, with Distinction, from Concordia University.

Non-Employee Directors

Simon Best. Prof. Best has served as a member of our board of directors since May 2014. Prof. Best also served as our interim President and Chief Executive Office from December 2018 to April 2019. Prof. Best has experience as the founder and/or Chief Executive Officer of four biotechnology companies between 1992 and 2012, and as a Chairman or board member of major industry bodies including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also the co-founder and has served as a director of Tropical Animal Genetics UK Ltd., a developer of advanced breeding technologies for cattle, since January 2016, and previously served as a director of EvoFem Inc. from November 2015 to December 2017. He also served as an Entrepreneur-In-Residence and Venture Partner with TVM Capital in Munich and Dubai from 2007-2010 and co-founded Par Equity LLP in Edinburgh in 2007 of which he remains a Non-Executive Partner. Prof. Best holds an M.B.A. from the London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh. We believe that Prof. Best’s extensive experience in the life science and investment industries qualifies him to serve as a member of our board of directors.

Gary J. Bridger. Dr. Bridger has served as a member of our board of directors since May 2019. Dr. Bridger has also served as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. since 2013. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology. We believe that Dr. Bridger’s experience as a director and executive officer at numerous biopharmaceutical companies qualifies him to serve as a member of our board of directors.

Stefan Clulow. Mr. Clulow has served as a member of our board of directors since August 2014 and as Chair of our board of directors since April 2019. Since May 2010, Mr. Clulow has served as Managing Director, and since July 2014, as Managing Director and Chief Investment Officer of Thomvest, a private investment firm. Prior to joining Thomvest, Mr. Clulow practiced corporate and tax law in Toronto and Palo Alto, California.  Mr. Clulow sits on the boards of a number of private companies and charitable organizations. He holds a B.A. and an L.L.B. from McGill University and is a member of the State Bar of California and the Law Society of Ontario. We believe that Mr. Clulow’s extensive experience in the investment industry qualifies him to serve as a member of our board of directors.

Neil A. Klompas. Mr. Klompas has served as a member of our board of directors since May 2019. Mr. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as Chief Financial Officer. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, and from 2005 to 2007, with KPMG's Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey. Prior to that, from 2000 to 2005 Mr. Klompas worked with KPMG's Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. He serves on the faculty advisory board for Biotechnology and Chemistry for Camosun College and as a member of the board of directors of Ovensa Inc., a private biotechnology company. We believe that Mr. Klompas’s experience as a financial executive in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.

Zachary Newton. Mr. Zachary Newton has served as a member of our board of directors since December 2018. Since January 2017, Mr. Newton has served as a Director at Thomvest, a private investment firm where he has been employed since March 2016. Prior to Thomvest, Mr. Newton was employed by Quinzhee Capital from December 2013 until March 2016 and he started his career at Torys LLP. Mr. Newton also sits on the board of directors of ecobee Inc. Carbon Engineering Ltd. and the National Ballet School of Canada. Mr. Newton holds a J.D. and an M.B.A. from the University of Toronto and a Bachelor of Arts (Honors) from Cornell University. We believe that Mr. Newton’s extensive experience in the investment industry qualifies him to serve as a member of our board of directors.

Timothy Steven Wach. Mr. Wach has served as a member of our board of directors since May 2019. Since January 2015 until the end of February 2020, Mr. Wach served as Managing Director and Board Member of Taxand. In 1989, Mr. Wach joined Gowling Lafleur Henderson LLP as an associate and was a partner from 1992 to 2014. Mr. Wach also has experience in government relations and tax policy, having twice served in the Tax Policy Branch of the Canadian Department of Finance in Ottawa, most recently as Director of Legislative Development and Chief Legislative Counsel from 2009 to 2011. In that role, he chaired the Interdepartmental Legislation Review Committee, the committee responsible for the preparation of Canada's federal income tax legislation for submission to Parliament. We believe that Mr. Wach’s experience with respect to tax and finance qualifies him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation.

Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2019 and 2018 by the Named Executive Officers, or NEOs, in accordance with applicable rules and regulations.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Share Awards(1) ($)	Option Awards(2) ($)	Non-equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
Kenneth Galbraith	2019	490,119(6)(7)	—	11,729,827(8)	348,836	44,287	12,613,069
CEO(5)	2018	77,500(7)	—	37,846	—	—	115,346
Bruce Pritchard	2019	575,892(10)	1,187,700(11)	3,276,563(8)(12)	518,303(10)	68,881(10)	5,627,339
COO – International(9)	2018	575,285(10)	488,580	152,986	—	74,765(10)	1,291,616
Patrick Sartore	2019	493,411	969,300(11)	3,276,563(8)(12)	348,750	34,467	5,122,491
COO – North America(13)	2018	454,231	398,832	123,376	—	35,118	1,011,557
Simon Best	2019	437,620(15)	—	535,867(16)	206,000	432	1,179,919
Former Interim President and CEO(14)	2018	204,597(15)	—	37,846	—	—	242,443

_________________________

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the share awards granted during the fiscal year. The fair value of the RSU awards was determined using the price of common shares underlying the RSUs on the grant date (2019 – $0.42, 2018 – $0.39; these prices are pre share consolidation). This value reflects the number of units payable if all objectives are met at 100%. The amounts in this column do not represent the actual amounts paid to or realized by our NEOs during the years ended December 31, 2019 and 2018.

(2)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2019 in accordance with IFRS. See Note 19 of the Notes to our Consolidated Financial Statements for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our NEOs during the years ended December 31, 2019 and 2018.

(3)

Represents the cash bonus earned for each financial year, pursuant to our Short-Term Incentive Plan, or STIP. For additional information, see the “Narrative Disclosure to Summary Compensation Table – Short-Term Incentive Plan” section below.

(4)	The following table provides the details for the amounts reported for 2019 for each NEO:
Name	Car Allowance ($)	Pension Contributions ($)	Medical Consultation Reimbursements ($)	Annual Professional Dues ($)	Relocation ($)	Total ($)
Kenneth Galbraith	6,571	22,369	-	-	15,347	44,287
Bruce Pritchard	11,292	57,589	-	-	-	68,881
Patrick Sartore	6,231	24,558	1,030	2,648	-	34,467
Simon Best	-	-	-	-	-	-
(5)	Mr. Galbraith was hired as our CEO on April 23, 2019.
(6)	Paid in US dollar and converted at the following exchange rate: 1 USD=CDN$1.3289 (2019 average).
(7)

Amounts include $29,555 (2019) and $77,500 (2018) of board fees that Mr. Galbraith was entitled to receive as compensation as a member of the board of directors and committees of the board until his appointment as CEO on April 23, 2019. Mr. Galbraith received no compensation for his role of executive director starting on April 23, 2019.

(8)	These option awards were granted with the intent of not providing additional option awards for a three-year period.
(9)	Mr. Pritchard was COO and CFO until the appointment of Mrs. Murielle Lortie as CFO on September 1, 2019.
(10)	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.6938 (2019 average); 1 GBP=CDN$1.7237 (2018 average).
(11)

These amounts represent the value of the time-vested RSUs granted under the 2019 Special Retention Program. Each NEO elected to receive a cash payment in lieu of the RSU at the time of vesting. For additional information, see the “Narrative Disclosure to Summary Compensation Table – Long-Term Incentives” section below.

(12)

As discussed below in the section see the “Narrative Disclosure to Summary Compensation Table – Long-Term Incentives – Share Options,” a portion of these option grants are subject to shareholder approval at our next annual meeting of shareholders scheduled for June 8, 2020.

(13)	Mr. Sartore was COO, Chief Legal Officer and Corporate Secretary until the appointment of Mrs. Marie Iskra as General Counsel on September 1, 2019.
(14)

Prof. Best was Interim President and CEO from December 19, 2018 until the appointment of Mr. Galbraith as our CEO on April 23, 2019. Prof. Best was appointed Lead Independent Director on April 23, 2019.

(15)

Amount includes $110,500 (2019) and $197,674 (2018) of board fees that Prof. Best was entitled to receive as compensation as a member of the board of directors and committees of the board and for the portion of 2019 where he served as Lead Independent Director. Prof. Best received no compensation for his role of executive director from January 1, 2019 through April 23, 2019.

(16)

Amount includes fair value of the option award for Prof. Best’s service as a member of the board of directors and committees of the board and for the portion of 2019 where he served as Lead Independent Director as well as an option award for his service as interim CEO. As discussed below in the section see the “Narrative Disclosure to Summary Compensation Table – Long-Term Incentives – Share Options,” a portion of Prof. Best’s options were canceled and reissued, which is reflected in the grant date fair value.

Narrative Disclosure to Summary Compensation Table

Base Salary

We aim to provide a salary established based on the level of responsibility relative to other positions in our company and relative to base salaries paid by the organizations in our peer group as well as the performance of us and of the NEOs. It is an important component of our ability to attract and retain executives who have the leadership and management skills to drive the further growth and success of our business.

Short-Term Incentive Plan

We provide our NEOs with the STIP, which aims to engage, recognize and reward their contributions to reaching our annual objectives. Having a significant portion of all executives’ annual incentive determined on the basis of the same corporate performance objectives reinforces the team work of the members of our executive team and motivates them to achieve widespread success for the whole organization. The corporate short-term performance objectives against which our annual performance is evaluated are established each year by the HR and corporate governance committee, in conjunction with the CEO.

The STIP targets for the NEOs are reviewed regularly to ensure that they remain competitive with those of our peer group. Target incentive levels (as a percentage of base salary) for the NEOs were the following in 2019:

Name	Short-Term Incentive Target
Kenneth Galbraith	75%
Bruce Pritchard	60%
Patrick Sartore	50%
Simon Best	75%

Upon appointment of the CEO in April 2019, corporate objectives were established for 2019, each objective being assigned a relative weight. The board of directors, with the support of the HR and corporate governance committee was responsible for determining and approving a payout factor that would recognize our performance against the corporate objectives for the period following the Restructuring Transaction as well as the performance of the executive team to execute this Transaction. As a result of this assessment, the payout factor for 2019 was 70%.

In consideration of the financial uncertainty at the beginning of 2019, we implemented a retention program, or the 2019 Special Retention Program, in order to encourage key employees to remain with the company. All NEOs were eligible to participate in the 2019 Special Retention Program, with the exception of the CEO and the interim President and CEO.

Under the 2019 Special Retention Program, the 2019 STIP award of participating NEOs was the higher of (i) the award resulting from the application of the board assessment, as described above, and (ii) 150% of the target bonus amount, conditional upon the participating NEO’s active employment at the time of payment and maintained performance level.

The resulting payout amounts are included in the Summary Compensation Table above.

Long-Term Incentives

In 2019, we adopted the Omnibus Incentive Plan, replacing the previous Long-Term Incentive Plan, or the LTIP. Long-term incentive awards are designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Under the Omnibus Incentive Plan, we grant share options to our executives to ensure alignment of their interests with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time. It is also our practice to award an initial grant of share options to new hires to attract qualified and skilled executives. Outstanding awards granted under the previous LTIP will continue to be governed by the terms of the LTIP until such awards are exercised, expire, or are otherwise terminated or cancelled. The previous LTIP provided share options and RSUs.

Share Options

We granted share options in 2019 to the NEOs at a level reflecting the executive’s performance and the desired positioning of total compensation versus the comparator group in accordance with our compensation policy. For certain NEOs, the number of share options granted was determined with the intent of not providing further share options for a three-year period. Additionally, in June and August 2019, we cancelled certain outstanding options that were issued to our NEOs and employees prior to June 2019, as the exercise price of these options was significantly above the market price, such that it was highly unlikely that the options would ever be exercised. In compensation for the option holders’ agreement to the cancellation, they received the new options in June 2019. A portion of these option grants, including those granted to Mr. Pritchard and Mr. Sartore, are subject to shareholder approval at our next annual meeting of shareholders scheduled for June 8, 2020. If these option grants are not approved by our shareholders, they will be cancelled.

Restricted Share Units

NEOs who were participants of the 2019 Special Retention Program received a special RSU grant at the beginning of 2019. These time-vested RSUs were to vest at the end of the 2019 Financial Year, conditional upon the participating NEO’s active employment by us at the time of payment and maintained performance level. However, further to the Restructuring Transactions, our board of directors approved the option for participants to receive the value of these RSUs in cash. Mr. Pritchard and Mr. Sartore elected to receive the value of the RSUs in cash and received $197,940 and $161,580, respectively.

Additionally, in 2019, our board of directors approved the conversion of all outstanding performance-vested RSUs granted in 2017 and 2018 to time-vested RSUs. Each time-vested RSU will vest at the end of 2019 and 2020, respectively, in consideration of the fact that the underlying performance objectives were no longer achievable due to a change in the corporate strategy.

The value of options and RSUs granted in 2019 are included in the Summary Compensation Table above.

Perquisites and Other Benefits

We provide our NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives. This package includes a capital accumulation retirement plan, including company contributions equal to 5% of each NEO’s base salary, group insurance, reimbursement of annual medical examinations, annual professional memberships and car allowances. Variations to these programs exist between NEOs due to local market conditions. The value of all such benefits conferred to the NEOs in 2019 is described in the Summary Compensation Table.

Employment Agreements

Below are descriptions of the employment agreements with our NEOs.

Kenneth H. Galbraith. We entered into an employment agreement with Kenneth H. Galbraith that became effective on April 23, 2019. Mr. Galbraith’s employment agreement provides for his employment as Chief Executive Officer for an unspecified duration. Mr. Galbraith’s employment agreement established his base salary at US$500,000, which was prorated for the period after which Mr. Galbraith became our CEO. Mr. Galbraith’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 75%, with the potential of reaching a maximum of 150% of base salary. Mr. Galbraith also received a one-time grant of 887,400 share options in connection with the entering into of the employment agreement. Mr. Galbraith is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

See the section titled “—Termination and Change of Control Benefits” for information about the benefits Mr. Galbraith is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Bruce Pritchard. We entered into an employment agreement with Bruce Pritchard that became effective on July 31, 2019. Mr. Pritchard’s employment agreement provides for his employment as Chief Operating Officer, International for an unspecified duration. Mr. Pritchard’s employment agreement established his base salary at GBP 340,000. Mr. Pritchard’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 60% for 2019 (including a minimum bonus of GBP 306,000 for 2019) and 50% for the following years, with the potential of reaching a maximum of 100% of base salary. Mr. Pritchard also received a one-time grant of 253,542 share options in connection with the entering into of the employment agreement. Mr. Pritchard is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

See the section titled “—Termination and Change of Control Benefits” for information about the benefits Mr. Pritchard is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Patrick Sartore. We entered into an employment agreement with Patrick Sartore that became effective on July 22, 2019. Mr. Sartore’s employment agreement provides for his employment as Chief Operating Officer, North America, for an unspecified duration. Mr. Sartore’s employment agreement established his base salary at $465,000, which was increased to $550,000 as of September 1, 2019. Mr. Sartore’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mr. Sartore’s bonus was subject to a minimum of $348,750 for 2019. Mr. Sartore also received a one-time grant of 253,542 share options in connection with the entering into of the employment agreement. Mr. Sartore is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

See the section titled “—Termination and Change of Control Benefits” for information about the benefits Mr. Sartore is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Termination and Change of Control Benefits

Our employment agreements with our NEOs include termination and change of control benefits in the event that the NEO’s employment is terminated by us without cause or in the event that the NEO’s employment is terminated by us between six months before and 12 months after a change of control. A change of control is deemed to occur upon a change of ownership resulting from the acquisition of a majority of our common shares.

The employment agreements provide for the payment of a lump sum equivalent to the value of 12 months of salary and benefit coverage (excluding disability) and 12 months of accelerated vesting of unvested share options for termination without cause. However, no benefits shall be payable to Mr. Galbraith, should his employment be terminated without cause during his first 18 months of employment.

If the NEO’s employment is terminated by us between six months before and 12 months after a change of control, the NEOs’ employment agreements provide for the payment of a lump sum equivalent to the value of 18 months of salary and benefit coverage (excluding disability), 150% of the NEO’s then current annual target bonus under the short-term incentive plan and accelerated vesting of all unvested share options.

Clawback Policy

In the event that we are required to prepare an accounting restatement due to a material non-compliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws and the NEO knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct, the NEO shall reimburse us the amount of any payment in settlement of the award earned or accrued by him during the 12-month period following the first public issuance or filing with the Autorité des Marchés Financiers (whichever first occurred) of the financial document that contained such material noncompliance.

Indemnification

By-law No. 1 provides for indemnification of each of our directors and executive officers to the fullest extent permitted by the Canada Business Corporations Act, or CBCA.

We have entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Company or is or was serving at our request as a director or officer of another entity, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity while serving as a director or officer, such director or officer will be indemnified and held harmless by us to the fullest extent authorized by and in the manner set forth in the CBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, we may indemnify any of our directors or officers in connection with a proceeding (or part thereof) initiated by such director or officer only if such proceeding (or part thereof) is authorized by the board of directors or if such proceeding is a successful proceeding, in whole or in part, by a director or officer for claims under an indemnity agreement.

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, share option grants and RSU grants outstanding as of December 31, 2019.

Outstanding Equity Awards at Fiscal Year End(6)
	Option Awards					Share Awards
Name	Grant Date	Number of securities underlying unexercised options (#) (Exercisable)	Number of securities underlying unexercised options (#) (Unexercisable)	Option exercise price ($/sh)	Option expiration date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Kenneth Galbraith	September 2, 2016	33	-	2,800.00	September 2, 2021	-	-
	May 18, 2017	69	-	2,070.00	May 18, 2027
	December 4, 2018	182	-	770.00	December 4, 2028
	June 4, 2019	133,110	754,290(3)	36.00	June 4, 2029
Bruce Pritchard	June 4, 2019	55,995	197,547(4)	36.00	June 4, 2029	998	10,938
Patrick Sartore	June 4, 2019	55,995	197,547(4)	36.00	June 4, 2029	813	8,910
Simon Best	May 25, 2016	62	-	3,000.00	May 25, 2021	-	-
	May 18, 2017	69	-	2,070.00	May 18, 2027
	December 4, 2018	182	-	770.00	December 4, 2028
	June 4, 2019	1,622	15,486(5)	36.00	June 4, 2029

___________________

(1)	These units will vest on December 31, 2020.
(2)

The market value of share awards is based on the closing price of our common shares of $10.96 per share on December 31, 2019 on the TSX. The actual gains will depend on the value of the aforesaid shares on the date of exercise.

(3)	These share options vest annually over the 5-year period following the grant date in accordance with the following vesting schedule.
Months	Vesting %
12	0.00%
24	4.44%
36	13.33%
48	56.67%
60	95.56%
72	100.00%
(4)

These share options vest monthly over the 6-year period following the grant date in accordance with the following vesting schedule, based on the number of months of service completed after the grant date.

Months	Vesting %	Months	Vesting %	Months	Vesting %
1	0.93%	25	32.18%	49	76.39%
2	1.85%	26	33.80%	50	77.78%
3	2.78%	27	35.42%	51	79.17%
4	3.70%	28	37.04%	52	80.56%
5	4.63%	29	38.66%	53	81.94%
6	5.56%	30	40.28%	54	83.33%
7	6.48%	31	41.90%	55	84.72%
8	7.41%	32	43.52%	56	86.11%
9	8.33%	33	45.14%	57	87.50%
10	9.26%	34	46.76%	58	88.89%
11	10.19%	35	48.38%	59	90.28%
12	11.11%	36	58.33%	60	91.67%
13	12.04%	37	59.72%	61	92.36%
14	12.96%	38	61.11%	62	93.06%
15	13.89%	39	62.50%	63	93.75%
16	14.81%	40	63.89%	64	94.44%
17	15.74%	41	65.28%	65	95.14%
18	16.67%	42	66.67%	66	95.83%
19	17.59%	43	68.06%	67	96.53%
20	18.52%	44	69.44%	68	97.22%
21	19.44%	45	70.83%	69	97.92%
22	20.37%	46	72.22%	70	98.61%
23	21.30%	47	73.61%	71	99.31%
24	30.56%	48	75.00%	72	100.00%
(5)	Options vest quarterly over 3-year period spanning from September 1, 2019 to June 1, 2022.
(6)

For information on vesting acceleration of the equity awards described above upon a NEO’s termination of employment, see the “Executive Compensation – Executive Compensation Elements – Termination and Change of Control Benefits” section above.

Director Compensation

Director Compensation Program

The following table describes the director compensation program that is currently in effect for the 12-month period starting June 20, 2019, or the 2019-2020 Mandate, and the director compensation program that was in effect for the period spanning from May 9, 2018 through June 19, 2019, or the 2018-2019 Mandate. Due to the fact that our annual meeting of shareholders is usually held in May of each year and that the 2019 Meeting was exceptionally postponed to June 19, 2019 due to the Restructuring Transactions, an additional cash retainer representing approximately 11% of the compensation received by each director during the 2018 Financial Year was approved to compensate the directors for the additional month. Cash retainers are paid on a quarterly basis and no attendance fee is paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Our minimum director shareholding policy was terminated on May 7, 2019.

Director Compensation Program
	2019-2020 Mandate	2018-2019 Mandate
Chair of Board
Annual Retainer (inclusive of committee retainers/fees)	$175,000 15,846 share options(1)	$207,674 $100,000 of share options(2)
Lead Independent Director
Annual Retainer (inclusive of committee retainers/fees)	$150,000	—
	15,846 share options(1)
Non-Executive Directors
Annual Retainer	$75,000 15,846 share options(1)	$55,000 $100,000 of share options(2)
Committee Chairs
Additional Annual Retainer
Audit, Risk and Finance	$35,000	$30,000
HR and Corporate Governance(3)(5)	—	—
HR and Compensation(3)	—	$25,000
Corporate Governance and Nominating(3)	—	$25,000
Plasma Strategy Development and Asset Monetization(4)	—	—
Defense Strategy(4)	—	—
Attendance Fees	No attendance fees	No attendance fees
Non-Chair Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$17,500	$15,000
HR and Corporate Governance(3)	$15,000	—
HR and Compensation(3)	—	$12,500
Corporate Governance and Nominating(3)	—	$12,500
Plasma Strategy Development and Asset Monetization(4)	—	$12,500
Defense Strategy(4)	—	$12,500
Attendance Fees	No attendance fees	No attendance fees

___________________

(1)	Options vest quarterly over 3-year period spanning from September 1, 2019 to June 1, 2022.
(2)	Options vest 25% on the 1st day of August, November, February and May following the director's nomination at the Annual General Meeting of Shareholders.
(3)	The HR and compensation committee was merged with the corporate governance and nominating committee on May 7, 2019 to form the new HR & corporate governance committee.
(4)

The defense strategy committee and the plasma strategy development and asset monetization committee, or PSDAM committee, were terminated on May 7, 2019. The compensation of the Chair of our board of directors includes any annual retainers he would have been entitled to as Chair and/or members of the committees. Prof. Simon Best, who was Chair of our board of directors until April 23, 2019 was Chair of the PSDAM committee and the defense strategy committee, which were both terminated on May 7, 2019. No meeting of the PSDAM committee and the defense strategy committee was held between these dates.

(5)	Included in Lead Independent Director annual retainer.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2019 for their service on our Board. Mr. Kenneth Galbraith, who is an executive director since April 23, 2019 and Prof. Simon Best who was an executive director from December 19, 2018 to April 23, 2019, received no additional compensation for such roles. Their compensation is set forth in the Summary Compensation Table above.

Director Compensation Table
	Fees earned or paid in cash
Name	Board Annual Cash Retainer ($)	Committee Annual Cash Retainer ($)	Attendance Fee ($)	Option awards(1)(11) ($)	All other compensation(2) ($)	Total Compensation ($)
Current Members
Gary Bridger(3)	50,000	17,336(4)	—	199,274	—	266,610
Stefan Clulow(5)	142,192	4,167	—	199,274	—	345,633
Neil A. Klompas(3)	50,000	23,333	—	199,274	—	272,607
Zachary Newton	68,333	10,000	—	199,274	—	277,607
Timothy Steven Wach(3)	50,000	11,667	—	199,274	—	260,941
Previous Members
David John Jeans(6)	18,333	36,667	52,000	—	—	107,000
Charles Kenworthy(7)	36,158	—	—	—	—	36,158
Louise Ménard(8)	18,333	36,667	86,000	—	3,000	144,000
Paul Mesburis(9)	42,483	48,334	170,000	—	3,000	263,817
Kory Sorenson(10)	13,750	30,002	22,000	—	3,000	68,752

___________________

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2019 in accordance with IFRS. See Note 19 of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our directors during the year ended December 31, 2019.

(2)

$3,000 was paid under the Indemnification Agreement to some of Directors for their collaboration and extra work with respect to the AMF investigation on the refinancing transactions completed by the Company in April 2019.

(3)	Dr. Bridger, Mr. Klompas and Mr. Wach were appointed to our board of directors on May 8, 2019.
(4)	Dr. Bridger was member of the audit, risk and finance committee from May 8, 2019 to September 30, 2019 at which date Dr. Bridger entered into a consultancy agreement with us.
(5)	Mr. Clulow was appointed Chair of our board of directors on April 23, 2019.
(6)	Mr. Jeans was Chair of the HR and compensation committee. Mr. Jeans resigned from our board of directors on May 7, 2019.
(7)	Mr. Kenworthy did not stand for reelection on our board of directors at the Annual General and Special Meeting of Shareholders on June 19, 2019.
(8)	Ms. Ménard was Chair of the corporate governance and nominating committee. Ms. Ménard resigned from our board of directors on May 7, 2019.
(9)

Mr. Mesburis was Chair of the audit, risk and finance committee. Mr. Mesburis did not stand for reelection on our board of directors at the Annual General and Special Meeting of Shareholders on June 19, 2019.

(10)	Ms. Sorenson tendered her resignation from our board of directors on March 31, 2019.
(11)

The following table indicates the number of option awards outstanding for each current and former director as of December 31, 2019. No share awards were provided to directors during the year ended December 31, 2019.

Name	Options Outstanding (#)
Gary Bridger	15,846
Stefan Clulow	16,239
Neil A. Klompas	15,846
Zachary Newton	15,975
Timothy Steven Wach	15,846
David John Jeans	287
Charles Kenworthy	338
Louise Ménard	393
Paul Mesburis	393
Kory Sorenson	166

C.Board Practices.

Our board of directors is responsible for our stewardship and strategic direction. It does not actively manage but rather supervises the management of our business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, our directors shall (a) act honestly and in good faith with a view to the best interests of the company; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Our board of directors currently consists of seven members. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Kenneth Galbraith	Director	2016	n/a
Simon Best	Lead Independent Director	2014	n/a
Gary J. Bridger	Director	2019	n/a
Stefan V. Clulow	Chair	2014	n/a
Neil A. Klompas	Director	2019	n/a
Timothy Steven Wach	Director	2019	n/a
Zachary Newton	Director	2018	n/a

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards four of our seven directors, Prof. Best, Dr. Bridger, Mr. Klompas and Mr. Wach, are independent directors. In accordance with the Nasdaq Listing Rules, a director shall be considered independent if she/he does not have any relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, in accordance with Nasdaq Listing Rules, to be considered independent, a director shall not be subject to any of the mandatory bars to independence set forth in Rule 5605(a) of the Nasdaq Listing Rules. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

On an annual basis, each director has to declare whether he is independent, and all such declarations are reviewed by the HR & corporate governance committee, which then makes recommendations to our board of directors in respect of our board of director’s determination on the independence of the directors. We have not instigated a board tenure policy given the length of tenure of the directors that currently serve on our board of directors, which is well below the average tenure of directors of Canadian reporting issuers.

Board Committees

Our board of directors has two standing committees: the audit, risk and finance committee and the HR & corporate governance committee.

Audit, risk and finance committee

The audit, risk and finance committee currently consists of Messrs. Best, Klompas (Chair) and Wach. Prior to that, Messrs. Wach and Bridger joined the audit, risk and finance committee in May 2019, replacing Messrs. Best and Galbraith. Also in May 2019, Mr. Klompas replaced Mr. Mesburis as chair of the audit, risk and finance committee. On October 1, 2019, Mr. Best replaced Br. Bridger on the audit, risk and finance committee.

Mr. Klompas serves as the chair of the audit, risk and finance committee. All of the members of the audit, risk and finance committee are independent directors and financially literate within the meaning of the Canadian Securities Administrators rules. The members also qualify as “audit committee financial experts” as defined by the SEC.

The audit, risk and finance committee is mainly responsible for the five following fundamental matters:

•	our financial reporting process and internal control systems;
•	our process to identify and manage risks:
•	the internal and external audit process;
•

our communication system to provide an open avenue of communication among the external auditors, our financial and senior management, our internal auditing department (if any), and our board of directors; and

•	our capital structure and finance strategy and activities.

The audit, risk and finance committee reviews the interim and annual consolidated financial statements, management's discussion and analysis and other legally required public disclosure documents containing financial information. In its oversight of the services rendered by the external auditors, the audit, risk and finance committee (i) discusses with the external auditor its responsibilities in performing the audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviews and approves its annual audit plan and associated fees; (ii) discusses with the external auditor the key accounting risks and significant judgments made by management; (iii) receives written confirmation from the external auditor of its independence; (iv) pre-approves all additional engagements with the external auditor (including any non-audit services); and (v) assesses, annually, the external auditor’s performance. The audit, risk and finance committee is also involved in the assessment and selection of our external auditor.

The audit, risk and finance committee also oversees the financial reporting processes and internal controls. This comprises keeping abreast of how our management's addresses changes in the operations and transactions to ensure that they are appropriately reflected in the financial disclosure documents and the internal controls put in place to address these changes. As part of this, the audit, risk and finance committee reviews the activities of the internal audit department, including its organizational structure, resources and budget, the internal audit plan for the year and their report on their review and testing of ICFR and disclosure controls. It also considers any recommendations made by the external auditors regarding internal controls. In addition, the audit, risk and finance committee reviews the quarterly internal reporting package prepared by management, understanding the key variances from budget and the impact on the financial condition.

Finally, in the accomplishment of its financial oversight, the audit, risk and finance committee reviews and discusses our short and long-term financial plans, including financial results, the management of tax matters and proposed issuance of equity, debt or other financial instruments.

The audit, risk and finance committee meets as often as one or more members of the audit, risk and finance committee deems necessary, but in any event meets at least four scheduled times per year.

The HR & corporate governance committee

The HR & corporate governance committee consists of Messrs. Best, Bridger and Newton. Prof. Best serves as the chair of the HR & corporate governance committee. The primary responsibility of the HR & corporate governance committee with respect to human resources and compensation are mainly to:

•	review short and long-term corporate objectives relevant to the compensation of the chief executive officer and evaluate chief executive officer performance in meeting these objectives;
•	review the compensation of the chief executive officer, other officers and director compensation;
•	review the design and ensure implementation of incentive-compensation and equity-based plans;

•	ensure that appropriate mechanisms are in place regarding succession planning for the chief executive officer; and
•	perform any other activities delegated by our board of directors consistent with the responsibilities and duties relating to compensation.

The primary responsibility of the HR & corporate governance committee with respect to corporate governance will be mainly to:

•	assess and establish the size and composition of our board of directors and its committees, and identify candidates with the right skills for the nomination of directors;
•	develop and review an appropriate procedure to periodically evaluate the performance of our board of directors, its committees and their members;
•	develop and monitor the continuing education programs for directors;
•	review the mandate of our board of directors and its committees, of their chairs and of the lead independent director;
•	review annually our Code of Ethics and Business Conduct as well as any other of our policies as deemed appropriate; and
•	perform any other activities delegated by our board of directors consistent with the responsibilities and duties relating to corporate governance.

The HR & corporate governance committee meets regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR & corporate governance committee may hold an informal in-camera session without the presence of management.

Other Corporate Governance Matters

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

D.Employees.

As of December 31, 2019, we had 300 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by function.

	At December 31,
	2019	2018	2017
Function:
Research and development
Small molecule therapeutics segment	39	47	45
Plasma-derived therapeutics segment	166	216	225
Plasma collection centers	33	31	24
Bioseparations segment	-	83	73
General and administrative	62	77	83
Total	300	454	450

E.Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.Major Shareholders and Related Party Transactions.

A.Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2019 for:

•	each beneficial owner of more than five percent (5%) of our outstanding common shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of December 31, 2019. The percentage ownership information shown in the table is based upon 23,313,164 common shares outstanding as of December 31, 2019.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in care of Liminal BioSciences Inc., 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The current address for Kenneth Galbraith, Moira Daniels and Bruce Pritchard is Park Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders
Structured Alpha LP(1)	16,886,970	71.9
Entities affiliated with Consonance Capital Management(2)	3,287,311	14.1
Executive Officers and Directors
Kenneth Galbraith	*	*
Moira Daniels	*	*
Marie Iskra	*	*
Martin Leclerc	*	*
Murielle Lortie	*	*
Bruce Pritchard	*	*
Patrick Sartore	*	*
Simon Best	*	*
Gary J. Bridger	*	*
Stefan V. Clulow	*	*
Neil A. Klompas	*	*
Zachary J. Newton	*	*
Timothy Steven Wach	*	*
All current executive officers and directors as a group (13 persons)(3)	341,451	1.4

___________________

* Represents beneficial ownership of less than 1%.

(1)

Consists of (a) 16,718,235 common shares and (b) 168,735 common shares that SALP has the right to acquire within 60 days following December 31, 2019 pursuant to the exercise of warrants. Thomvest Asset Management Ltd. is the general partner of SALP and may be deemed to beneficially own, have sole power to vote and sole power to dispose of these common shares. The address for SALP and Thomvest Asset Management Ltd. is 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2M8.

(2)

Consists of (a) 3,029,869 common shares held by Consonance Capital Master Account LP, or Consonance Master, and (b) 257,442 common shares held by a managed account managed by Consonance Capital Opportunity Fund Management LP, or Consonance Opportunity. Consonance Capital Management LP, or the Adviser, is the investment adviser of Consonance Master, and pursuant to an investment advisory agreement, the Adviser exercises voting and investment power over our common shares held by Consonance Master. Consonance Capman GP LLC, or Capman, is the general partner of the Adviser and Mitchell Blutt, as the Manager & Member of Capman and Chief Executive Officer of the Adviser, may be deemed to control Capman and the Adviser. Capman is also the general partner of Consonance Opportunity and Mr. Blutt, as the Manager & Member of Capman, may be deemed to control Capman and Consonance Opportunity. Each of Capman and Mr. Blutt may be deemed to beneficially own these common shares. The address for Consonance Master, Consonance Opportunity, the Adviser, Capman and Mr. Blutt is 1370 Avenue of the America, Floor 33, New York, New York 10019.

(3)

Consists of (a) 34,708 common shares and (b) 306,757 common shares that all officers and directors as a group have the right to acquire within 60 days following December 31, 2019 pursuant to the exercise of stock options.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of the Restructuring Transactions and Private Placement, which are described under “Item 7.B—Related Party Transactions.” None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2019, we estimate that approximately 29.79% of our outstanding common shares were held in the United States by 14 holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties. All of the transactions have been reviewed and approved by our board of directors or another independent committee of the board.

Transactions with Structured Alpha LP (by its partner, Thomvest Asset Management Ltd.)

Prior Indebtedness

We had previously entered into a first loan agreement with SALP, or the First Loan Agreement, on September 10, 2013, which provided for an original issued discount loan having a face value of $15.7 million. This loan was amended and restated on July 31, 2014, March 31, 2015 and February 29, 2016 with an additional increase in the face value of $50.4 million, and further amended from time to time. We and SALP subsequently entered into a second loan agreement, or the Second Loan Agreement, on July 31, 2014, which provided for an original issued discount loan with a face value of $31.3 million. This loan was amended and restated on March 31, 2015 and February 29, 2016, and further amended from time to time.

On April 27, 2017, we entered into a third loan agreement with SALP, or the Third Loan Agreement, which provided for an original issued discount loan with a face value of $39.2 million. This loan was amended from time to time. We subsequently entered into a fourth loan agreement with SALP, or the Fourth Loan Agreement, on November 31, 2017, which provided for a delayed-drawn term loan of up to US$80 million, as amended from time to time.

We and SALP then entered into an omnibus amendment agreement dated November 14, 2018, extending the maturity dates of the First Loan Agreement, the Second Loan Agreement, the Third Loan Agreement and the Fourth Loan agreement.

On February 22, 2019, we entered into an amendment agreement to the Fourth Loan Agreement securing an additional amount of up to US$15 million from SALP under the Fourth Loan Agreement.

The issuance or modification of loans were generally done concurrently with the issuance or modification of warrants.

Restructuring Transactions

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement we entered into on April 15, 2019 with SALP and certain of our subsidiaries, or the Restructuring Agreement. In accordance with the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares, or the New Common Shares, at a price per common share of $15.21, or the Transaction Price, for a total purchase price of $228,887,948, which was satisfied by the cancellation of outstanding indebtedness in such amount owed by us to SALP, and (ii) certain Warrants to purchase our common shares held by SALP were amended, with new warrants being issued, or the New Warrants, exercisable for 168,735 common shares at a per-share exercise price equal to the Transaction Price. In connection with the Restructuring Transactions, in the event that SALP owns less than a majority of our issued and outstanding common shares, SALP was granted the right to (i) nominate the number of directors to our board of directors that represents the same percentage of the total number of directors to be elected as the percentage of our issued and outstanding common shares owned by SALP at the record date for the applicable meeting of our shareholders, and (ii) nominate two directors to our board of directors for so long as it owns at least 10% of our issued and outstanding common shares. Our directors, Stefan V. Clulow and Zachary Newton, are associated with SALP and were nominated pursuant to this right.

Debt Conversion

The New Common Shares have been issued to SALP in connection with the Restructuring Agreement. Under the Restructuring Agreement, all but $10 million of the outstanding debt we owed to SALP in the aggregate amount of $238,887,948 was converted into common shares. We also entered into a consolidated loan agreement with SALP on April 23, 2019, relating to future indebtedness secured against our assets.

Warrant Amendments

The New Warrants have been issued to SALP in connection with the Restructuring Agreement. Prior to the closing of the transactions described above, SALP owned the following Warrants:

•	100,000 warrants, each of which entitled SALP to acquire one common share upon the payment of an exercise price equal to $520 per Warrant, or Warrants 1;
•

20,277 Warrants, each of which entitled SALP to acquire one common share upon the payment of an exercise price equal to an aggregate of $15,653,138 or the satisfaction of the loan made by SALP to us on September 10, 2013 in the principal amount of $10 million (plus interest accrued thereon), or Warrants 2;

•	128,057 Warrants, each of which entitled SALP to acquire one common share upon the payment of an exercise price equal to $1,000 per Warrant, or Warrants 8; and

•

19,402 Warrants, each of which entitled SALP to acquire one series A preferred share of ours, or a Series A Preferred Share, upon the payment of an exercise price equal to $156.36 per Warrant, or Warrants 9.

Pursuant to the Restructuring Agreement, (i) the exercise price of Warrants 1, 2, 8 and 9 was amended to be the Transaction Price, and (ii) the terms of Warrant 9 were amended so that each Warrant 9 becomes exercisable for a common share instead of a Series A Preferred Share. The New Warrants may be exercised in whole or in part at SALP’s option until April 23, 2027, at the Transaction Price per New Warrant.

See “Item 4.A—History and Development of the Company” for more information relating to the Restructuring Transactions.

Loan Agreement

As part of the Restructuring Transactions, we amended and restated our secured third loan agreement with SALP in its entirety and re-named it as the “Consolidated Loan Agreement”. Under the Consolidated Loan Agreement, all indebtedness we owed to SALP was reduced to a principal amount of $10 million of secured indebtedness to be used by us for the purpose of providing short-term working capital, paying transaction expenses, general corporate purposes and certain specified permitted debt payments.

Line of Credit

On November 11, 2019, we entered into an amendment to our consolidated loan agreement with SALP to provide us with a non-revolving $75 million secured line of credit, or the LOC. The loan agreement between SALP and us dated as of April 23, 2019 has been amended to incorporate the terms of the LOC. As of the date of this Annual Report, we have not drawn any amount on the LOC. See “Item 5.B—Liquidity and Capital Resources” for more information.

Royalties

We have also granted SALP a right to receive low single digit royalties on future revenues relating to patents existing as of the date of the agreement of certain compounds and analogues, including fezagepras and Innovon. The obligation under this royalty agreement is secured by all of our assets until the expiry of the last patent anticipated in 2033. For additional information on this arrangement, please see “Item 4. —Information on the Company.”

Private Placement

As part of the Restructuring Transactions, we issued 4,931,161 of our common shares in the Private Placement at a subscription price of $15.21 per common share for gross proceeds of $75 million. SALP’s participation in the Private Placement was for gross proceeds of $25 million and the participation in the Private Placement by Consonance was for gross proceeds of $50 million.

Registration Rights Agreement

On April 23, 2019, we entered into a registration rights agreement with Consonance in connection with the Private Placement. Pursuant to the registration rights agreement, we agreed to use our commercially reasonable efforts to have a registration statement registering the common shares purchased by Consonance in the Private Placement declared effective. We also agreed, among other things, to cause such registration statement to remain effective and to assist Consonance with offerings of such securities. On March 17, 2020, we amended the registration rights agreement to provide that we will use reasonable best efforts to have a registration statement declared effective by the SEC.

In addition, if we propose to register (including, for this purpose, a registration effected by us for shareholders other than Consonance) any of our securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a rights offering or pursuant to a registration statement on Form S-4, F-4 or S-8), we are obligated, at such time, to promptly give each of Consonance notice of such registration. Upon the request of each of Consonance given within ten days after such notice is given by us, we are obligated, subject to underwriter requirements, to use commercially reasonable efforts to cause to be registered all of the registrable securities that each such holder has requested to be included in such registration. We have the right to terminate or withdraw any registration initiated by us before the effectiveness of such registration, whether or not any such holder has elected to include registrable securities in such registration. The expenses of such withdrawn registration will be borne by us.

We have also agreed, among other things, to indemnify each of Consonance from certain liabilities and to bear all fees and expenses incident to the registration of our common shares purchased by each of Consonance in the Private Placement, including fees, charges and disbursements of counsel to Consonance.

Board Observation Right and Director Nomination Agreement

In connection with the Private Placement, we entered into an agreement with Consonance pursuant to which Consonance were granted the right to collectively designate one observer to our board of directors until our Nasdaq Listing, and from and after such time, have the right to nominate one director for election to our board of directors.

Employment Agreements

We have entered into compensation, including grants of stock options and other equity awards, termination and change of control arrangements with our named executive officers, which are described under the sections entitled “Item 6.B.—Compensation—Executive Compensation—Employment Agreements” and “Item 6.B.—Compensation—Executive Compensation—Termination and Change of Control Benefits.”

Directors and Officers Liability Insurance

We maintain directors’ and officers’ liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of US$15,000,000 (primary and excess liability insurance), subject to a general retention of US$5,000,000 per loss, and includes specific exclusions, which are usually contained in insurance policies of this nature. We also maintain a concurrent excess liability insurance for the liability of our directors and officers arising out of the performance of their duties, with limits of liability of US$5,000,000 and subject to specific exclusions which are usually contained in insurance policies of this nature.

C.Interests of Experts and Counsel.

Not applicable.

Item 8.Financial Information.

A.Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Distribution Policy

We have not paid any dividends on our outstanding common shares, and we have no current intention to declare dividends on our common shares in the foreseeable future. Any decision to pay dividends on our common shares in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that our board of directors may deem relevant. We are subject to covenants under our non-revolving LOC with SALP that places restrictions on our ability to pay dividends.

Legal Proceedings

Liminal Former Employee Dispute

On June 6, 2019, a former employee of ours filed a suit in the United States District Court, District of Connecticut, claiming breach of his employment contract upon his termination of employment and seeking up tp approximately $2.6 million in damages. The suit includes a claim for unpaid compensation. The parties have exchanged information in preparation for depositions at the end of March 2020.

We believe that the allegations contained in the complaint are without merit and intend to defend the case vigorously. We cannot predict at this point the length of time that this action will be ongoing or the liability, if any, which may arise therefrom.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

B.Significant Changes

Not applicable.

Item 9.The Offer and Listing.

A.Offer and Listing Details

On July 28, 1998, our common shares began trading on the TSX under the trading symbol “PLI” and, on October 7, 2019, began trading under the trading symbol “LMNL.” Prior to July 28, 1998, there was no public trading market for our common shares. On November 18, 2019, our common shares began trading on Nasdaq under the trading symbol “LMNL.”

B.Plan of Distribution.

Not applicable.

C.Markets.

On July 28, 1998, our common shares began trading on the TSX under the trading symbol “PLI” and, on October 7, 2019, began trading under the trading symbol “LMNL.” On November 18, 2019, our common shares began trading on Nasdaq under the trading symbol “LMNL.”

D.Selling Shareholders.

Not applicable.

E.Dilution.

Not applicable.

F.Expenses of the Issue.

Not applicable.

Item 10.Additional Information.

A.Share Capital.

Not applicable.

B.Memorandum and Articles of Association.

See Exhibit 2.1 to this Annual Report on Form 20-F for a summary of certain material provisions of our articles of incorporation, as amended, bylaws, as amended, and certain related sections of the Canada Business Corporations Act. See Exhibit 1.1 to this Annual Report on Form 20-F for our articles of incorporation, as amended, and Exhibits 1.2, 1.3 and 1.4 for our bylaws, as amended.

C.Material Contracts.

For information on our material contracts, please see “Item 4.—Information on the Company,” and “Item 7.B.—Related Party Transactions” of this Annual Report.

D.Exchange Controls.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

See “Item 10.E.—Taxation” for additional information regarding the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined thereto).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

E.Taxation.

Certain Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or the “PFIC income test”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the “PFIC asset test”. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending December 31, 2019, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2019 taxable year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our common shares

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to shareholders who are a beneficial owner of our common shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (6) holds the common shares as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non‑Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the TSX and the Nasdaq, unless at any particular time during the 60-month period that ends at that time.

•

at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

•

more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

F.Dividends and Paying Agents.

Not applicable.

G.Statement by Experts.

Not applicable.

H.Documents on Display.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.liminalbiosciences.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I.Subsidiary Information

Not required.

Item 11.Quantitative and Qualitative Disclosures About Market Risk.

Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through its reviews of new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

In 2017, we recorded bad debt expense of $20.5 million in regard to the JRP license agreement during the fourth quarter and the year ended December 31, 2017. In 2018 and 2019, there was no bad debt expense.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a) Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. We operate in the U.S. and the U.K., and previously had operations in the Isle of Man (discontinued operations) and a portion of our expenses incurred are in U.S. dollars and in pounds sterling (£). Historically, the majority of our revenues have been in U.S. dollars and in £, continuing operations revenues are in U.S. dollars, which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents, short-term investments, receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Item 12.Description of Securities Other than Equity Securities.

A.Debt Securities.

Not applicable.

B.Warrants and Rights.

Not applicable.

C.Other Securities.

Not applicable.

D.American Depositary Shares.

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.Controls and Procedures.

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16.Reserved.

Not applicable.

Item 16A.Audit Committee Financial Expert.

Our board of directors has determined that all the members of our audit, risk and finance committee qualify as “audit committee financial experts” as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq. All of the members of the audit, risk and finance committee are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.Code of Ethics.

We have adopted a Code of Ethics and Business Conduct, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.liminalbiosciences.com.

Item 16C.Principal Accountant Fees and Services.

Ernst & Young LLP served as our independent registered public accounting firm for 2018 under Canadian auditing standards and PricewaterhouseCoopers LLP served as our independent registered public accounting firm for the 2018 audit and 2019 under PCAOB standards. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	(thousands of Canadian dollars)
	PricewaterhouseCoopers LLP	Ernst & Young LLP	Ernst & Young LLP
	2019	2019	2018
Audit Fees	$770,000(1)	$355,500	$457,400
Audit-Related Fees	153,730	-	-
Tax Fees	-	-	-
Other Fees	20,800	13,200	49,850
Total	$944,530	$368,700	$507,250

___________________

(1)	These fees include $325,000 related to the audit of our financial statements for the year ended December 31, 2018 under PCAOB standards.

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that only our independent external auditor can reasonably provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation.

“Other Fees” consist of advisory services relating to the adoption or application of IFRS and translation services.

Audit and Non-Audit Services Pre-Approval Policy

To ensure the independence and objectivity of our external auditors, the provision of all non-audit services by the external auditors are pre-approved by our audit, risk and finance committee, other than non-audit services: (i) that were not recognized as non-audit services at the time of the engagement, (ii) that are promptly brought to the attention of our audit, risk and finance committee and approved, prior to the completion of the audit, by our audit, risk and finance committee or by one or more of its members to whom authority to grant such approvals has been delegated by the audit, risk and finance committee, and (iii) the aggregate amount of which is reasonably expected to constitute no more than 5% of the total amount of fees paid by us to out external auditor during the fiscal year in which the services are provided.

Item 16D.Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant.

In 2019, our board of directors decided that Ernst & Young LLP, or the Former Accountant, will not stand for reappointment as auditors given their non-audit business relationship with a corporation under common control with SALP, our principal and controlling shareholder. We approved the appointment of PricewaterhouseCoopers LLP, or the New Accountant, as our independent registered public accountant. At the recommendation of our board of directors, the resolution to change accountants was approved by our shareholders on June 17, 2019.

The Former Accountant’s audit report on our financial statements for the fiscal year ended December 31, 2018 contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2018, and through the interim period ended June 30, 2019 and the date of the Former Accountant’s dismissal, there were no “disagreements” (as such term is defined in Item 16F of Form 20-F) with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Former Accountant would have caused them to make reference thereto in their reports on the financial statements for such periods.

During the fiscal year ended December 31, 2018, and through the interim period ended June 30, 2019 and the date of the Former Accountant’s dismissal, there were no “reportable events” (as such term is defined in Item 16F of Form 20-F). We authorized the Former Accountant to respond fully and without limitation to all requests of the New Accountant concerning all matters related to the audited period by the Former Accountant.

Prior to retaining the New Accountant, we did not consult with the New Accountant regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 16F of Form 20-F).

We have provided a copy of the above statements to the Former Accountant and requested that it furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated March 20, 2020, is filed as an exhibit to this Annual Report.

Subsequent to their appointment as our independent auditors, we engaged the New Accountant to audit our consolidated financial statements as at and for the years ended December 31, 2018 and 2019 under PCAOB standards.

Item 16G.Corporate Governance.

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers.

While we intend to follow most Nasdaq corporate governance listing standards, we intend to follow Canadian corporate governance practices of in lieu of Nasdaq corporate governance listing standards as follows:

•

Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Canadian law. In accordance with generally accepted business practice, our by-laws provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

Exemption from requirement to adopt a formal written audit committee charter specifying the items enumerated in Nasdaq Rule 5605(c)(1). Under Nasdaq Rule 5605(c)(1), an audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged. Our audit committee charter provides that the auditors be appointed by, and their compensation be approved by, our board of directors and be ratified by our shareholders, as required under Canadian law.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H.Mine Safety Disclosure.

Not applicable.

PART III

Item 17.Financial Statements.

See pages F-1 through F-67 of this Annual Report on Form 20-F.

Item 18.Financial Statements.

Not applicable.

Item 19.Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation of Liminal BioSciences Inc., as amended, as currently in effect.	Form S-8	333-235692	4.1	12/23/2019
1.2	By-Law No. 1 of Liminal BioSciences Inc., as amended and currently in effect.	Form S-8	333-235692	4.2	12/23/2019
1.3	By-Law No. 2 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.3	12/23/2019
1.4	By-Law No. 3 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.4	12/23/2019
2.1*	Description of Securities
4.1	Registration Rights Agreement, dated April 23, 2019	Form 40-F	001-39131	99.69	11/12/2019
4.2*	Amendment and Waiver to Registration Right Agreement, dated March 17, 2020
4.3†	Amended and Restated Stock Option Plan, dated May 10, 2017	Form 40-F	001-39131	99.59	11/12/2019
4.4†	Amended and Restated Stock Option Plan, dated June 7, 2018	Form 40-F	001-39131	99.61	11/12/2019
4.5†	Restricted Share Unit Plan, dated May 6, 2009	Form 40-F	001-39131	99.60	11/12/2019
4.6†	Restricted Share Unit Plan, dated May 9, 2018	Form 40-F	001-39131	99.62	11/12/2019
4.7†	Omnibus Incentive Plan, dated May 7, 2019	Form 40-F	001-39131	99.125	11/12/2019
4.8†	Spin-Off Shareholder Rights Plan Agreement between Prometic Life Sciences Inc., Computershare Trust Company of Canada, Prometic Biosciences Inc., Prometic Bioproduction Inc. and Prometic Biotherapeutics Inc., dated March 22, 2018	Form 40-F	001-39131	99.64	11/12/2019
4.9†	Shareholder Rights Plan Agreement between Prometic Life Sciences Inc. and Computershare Trust Company of Canada, dated March 22, 2018	Form 40-F	001-39131	99.65	11/12/2019
4.10	Third Omnibus Amendment Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 14, 2018	Form 40-F	001-39131	99.66	11/12/2019
4.11	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.67	11/12/2019
4.12	Board Observation Rights and Director Nomination Agreement, dated April 23, 2019	Form 40-F	001-39131	99.68	11/12/2019
4.13	Restructuring Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 15, 2019	Form 40-F	001-39131	99.70	11/12/2019
4.14	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.71	11/12/2019

4.15	Consolidated Loan Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 23, 2019	Form 40-F	001-39131	99.72	11/12/2019
4.16	Share Purchase Agreement, among Liminal BioSciences Inc. and Gamma Biosciences GP LLC, dated November 3, 2019	Form 6-K	001-39131	99.1	11/18/2019
4.17	First Amendment to the Consolidated Loan Agreement between Structured Alpha LP, Liminal BioSciences Inc., Prometic BioTherapeutics Inc., Liminal R&D BioSciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Liminal BioSciences Holdings Limited, Liminal BioSciences Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 11, 2019	Form 6-K	001-39131	99.5	11/18/2019
4.18*#

Assignment of rights entered into in the City of Montreal, province of Quebec, among Prometic Biosciences Inc., Innovon Pharmaceuticals Inc., Pierre Laurin and Prometic Life Sciences Inc., dated October 17, 2001

4.19	[Reserved]
4.20	[Reserved]
4.21	[Reserved]
4.22	[Reserved]
4.23*#	Amended and Restated License Agreement PPPS Process between Prometic Life Sciences Inc. and Hematech Biotherapeutics Inc., dated May 7, 2012
4.24	[Reserved]
4.25*#	Master Services Agreement between Prometic Life Sciences Inc. and Cangene Corporation doing business as Emergent BioSolutions, dated May 15, 2015
4.26*	Royalty Stream Purchase Agreement, among Prometic Life Sciences Inc., Prometic Pharma SMT Limited, Prometic Biosciences Inc. and each of their affiliates and Structured Alpha LP, dated April 30, 2018
4.27	[Reserved]
8.1*	List of subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP
15.2*	Consent of Ernst & Young LLP

15.3*	Letter of PricewaterhouseCoopers LLP dated March 20, 2020 regarding change in the Registrant’s independent registered public accounting firm.
15.4*	Letter of Ernst & Young LLP dated March 20, 2020 regarding change in the Registrant’s independent registered public accounting firm.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Liminal BioSciences Inc. if publicly disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Liminal BioSciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Liminal BioSciences Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019 as described in Note 1 and the adjustments to reflect the discontinued operations described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP1

Montreal, Canada March 20, 2020

We have served as the Company's auditor since 2019.

CPA auditor, CA, public accountancy permit No. A123642

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Prometic Life Sciences Inc.

We have audited, before the effects of the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, the accompanying consolidated financial statements of Prometic Life Sciences Inc. (the “Corporation”), which comprise the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2017 consolidated financial statements, before the effects of adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, present fairly, in all material respects, the financial performance and cash flows of Prometic Life Sciences Inc. for the year ended December 31, 2017 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP1

Montreal, Canada

March 27, 2018

1 CPA auditor, CA, public accountancy permit no. A123806

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

At December 31	2019	2018

ASSETS (note 16)
Current assets
Cash and cash equivalents	$61,285	$7,389
Accounts receivable (note 6)	4,086	11,882
Income tax receivable	9,214	8,091
Inventories (note 7)	7,532	12,028
Prepaids	12,733	1,452
Total current assets	94,850	40,842

Long-term income tax receivable	-	117
Other long-term assets (note 8)	1,170	411
Capital assets (note 9)	21,471	41,113
Right-of-use assets (note 10)	33,254	-
Intangible assets (note 11)	13,846	19,803
Deferred tax assets (note 26)	507	606
Total assets	$165,098	$102,892

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 13)	$22,808	$31,855
Deferred revenues	-	507
Current portion of lease liabilities (note 14)	8,290	-
Warrant liability (note 15)	-	157
Current portion of long-term debt (note 16)	165	3,211
Total current liabilities	31,263	35,730

Long-term portion of deferred revenues	-	170
Long-term portion of lease liabilities (note 14)	29,947	-
Long-term portion of operating and finance lease inducements and obligations (note 17)	-	1,850
Other long-term liabilities (note 18)	285	5,695
Long-term debt (note 16)	8,669	122,593
Total liabilities	$70,164	$166,038

EQUITY
Share capital (note 19a)	$932,951	$583,117
Contributed surplus (note 19b)	43,532	21,923
Warrants (note 19c)	95,856	95,296
Accumulated other comprehensive loss	(3,099)	(1,252)
Deficit	(967,051)	(755,688)
Equity (deficiency) attributable to owners of the parent	102,189	(56,604)
Non-controlling interests (note 20)	(7,255)	(6,542)
Total equity (deficiency)	94,934	(63,146)
Total liabilities and equity	$165,098	$102,892
Commitments (note 31), Subsequent events (note 33)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

Years ended December 31	2019	2018	2017
Revenues (note 22)	$4,904	$24,633	$22,313

Expenses
Cost of sales and other production expenses (note 7)	2,763	25,707	3,689
Research and development expenses (note 23a)	75,114	84,858	93,523
Administration, selling and marketing expenses	45,283	29,448	29,563
Bad debt expense (note 22)	-	-	20,491
Loss (gain) on foreign exchange	(1,451)	4,696	(781)
Finance costs (note 23b)	14,056	22,041	7,889
Loss (gain) on extinguishments of liabilities (notes 16,19)	92,374	(33,626)	4,191
Change in fair value of financial instruments measured at fair value through profit or loss (note 15)	(1,140)	1,000	-
Impairment losses (note 25)	12,366	149,952	-
Share of losses of an associate (note 12)	-	22	-
Net loss from continuing operations before taxes	$(234,461)	$(259,465)	$(136,252)
Income tax recovery on continuing operations (note 26)	(237)	(19,637)	(14,302)
Net loss from continuing operations	$(234,224)	$(239,828)	$(121,950)

Discontinued operations, net of taxes
Gain on sale of subsidiaries (note 5)	26,346	-	-
Net income from discontinued operations (note 5)	1,125	1,932	1,914
Net loss	$(206,753)	$(237,896)	$(120,036)

Net income (loss) attributable to:
Non-controlling interests - continuing operations (note 20)	$(1,044)	$(42,530)	$(10,305)
Owners of the parent
- Continuing operations	(233,180)	(197,298)	(111,645)
- Discontinued operations	27,471	1,932	1,914
	$(205,709)	$(195,366)	$(109,731)

Net loss	$(206,753)	$(237,896)	$(120,036)

Income (loss) per share
Attributable to the owners of the parent basic and diluted (note 27):
From continuing operations	$(14.52)	$(238.28)	$(140.26)
From discontinued operations	1.71	2.33	2.40
Total loss per share	$(12.81)	$(235.95)	$(137.85)
Weighted average number of outstanding shares (in thousands) (note 27)	16,062	828	796

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars)

Years ended December 31	2019	2018	2017
Net Loss	$(206,753)	$(237,896)	$(120,036)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	294	(462)	(344)
Exchange differences on translation of foreign operations from discontinued operations (note 5)	(692)	832	686
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 5)	(1,449)	-	-
Total other comprehensive income (loss)	$(1,847)	$370	$342

Total comprehensive loss	$(208,600)	$(237,526)	$(119,694)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$(1,044)	$(42,530)	$(10,305)
Owners of the parent
- Continuing operations	(232,886)	(197,760)	(111,989)
- Discontinued operations	25,330	2,764	2,600
Total comprehensive loss	$(208,600)	$(237,526)	$(119,694)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2017	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	-	-	-	-	(109,731)	(109,731)	(10,305)	(120,036)
Foreign currency translation reserve	-	-	-	342	-	342	-	342
Issuance of shares (note 19a)	61,450	-	-	-	-	61,450	-	61,450
Share-based payments expense (note 19b)	-	8,662	-	-	-	8,662	-	8,662
Exercise of stock options (note 19b)	811	(330)	-	-	-	481	-	481
Shares issued pursuant to restricted share unit plan (note 19b)	5,058	(5,058)	-	-	-	-	-	-
Exercise of future investment rights	27,594	-	(6,542)	-	-	21,052	-	21,052
Issuance of warrants (note 19c)	-	-	16,285	-	-	16,285	-	16,285
Share and warrant issuance cost (note 19a,c)	-	-	-	-	(4,148)	(4,148)	-	(4,148)
Effect of funding arrangements on non-controlling interest (note 20)	-	-	-	-	(4,776)	(4,776)	4,776	-
Balance at December 31, 2017	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431
Impact of adopting IFRS 9 (note 4a)	-	-	-	-	110	110	-	110
Balance at January 1, 2018 - restated	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	-	-	-	-	(195,366)	(195,366)	(42,530)	(237,896)
Foreign currency translation reserve	-	-	-	370	-	370	-	370
Issuance of shares (note 19a)	6,340	-	-	-	-	6,340	-	6,340
Share-based payments expense (note 19b)	-	6,722	-	-	-	6,722	-	6,722
Exercise of stock options (note 19b)	1,073	(438)	-	-	-	635	-	635
Shares issued pursuant to restricted share unit plan (note 19b)	554	(554)	-	-	-	-	-	-
Issuance of warrants (note 19c)	-	-	21,352	-	-	21,352	-	21,352
Share and warrant issuance cost	-	-	-	-	(581)	(581)	-	(581)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 20)	-	-	-	-	(18,170)	(18,170)	14,541	(3,629)
Balance at December 31, 2018	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	-	-	-	-	(205,709)	(205,709)	(1,044)	(206,753)
Foreign currency translation reserve	-	-	-	(398)	-	(398)	-	(398)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 5)	-	-	-	(1,449)	-	(1,449)	-	(1,449)
Issuance of shares (note 19a)	349,834	-	-	-	-	349,834	-	349,834
Share-based payments expense (note 19b)	-	22,030	-	-	-	22,030	-	22,030
Share-based compensation paid in cash (note 19b)	-	(421)	-	-	-	(421)	-	(421)
Issuance of warrants (note 19c)	-	-	560	-	-	560	-	560
Share issuance cost (note 19a)	-	-	-	-	(5,323)	(5,323)	-	(5,323)
Effect of funding arrangements on non-controlling interests (note 20)	-	-	-	-	(331)	(331)	331	-
Balance at December 31, 2019	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934

The accompanying notes are an integral part of the consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Years ended December 31	2019	2018	2017
Cash flows used in operating activities
Net loss from continuing operations for the year	$(234,224)	$(239,828)	$(121,950)
Net income from discontinued operations for the year	27,471	1,932	1,914
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	12,809	25,282	8,787
Change in operating and finance lease inducements and obligations	-	2,565	2,391
Carrying value of capital and intangible assets disposed	196	513	563
Share of losses of an associate (note 12)	-	22	-
Gain on sale of subsidiaries (note 5)	(26,346)	-	-
Change in fair value of financial instruments measured at fair value through profit or loss (note 15)	(1,140)	1,000	-
Impairment losses (note 25)	12,366	149,952	-
Loss (gain) on extinguishments of liabilities (notes 16, 19a)	92,374	(33,626)	4,191
Deferred income taxes (note 26)	87	(13,815)	(11,587)
Share-based payments expense (note 19b)	21,609	6,722	8,662
Depreciation of capital assets (note 9)	3,734	4,086	3,632
Depreciation of right-of-use assets (note 10)	4,913	-	-
Amortization of intangible assets (note 11)	1,259	1,372	944
	(84,892)	(93,823)	(102,453)
Change in non-cash working capital items	(14,498)	11,369	(20,120)
	$(99,390)	$(82,454)	$(122,573)
Cash flows from financing activities
Proceeds from share issuances (note 19a)	118,785	751	53,125
Proceeds from debt and warrant issuances (notes 16, 19c)	19,859	79,105	50,717
Repayment of principal on long-term debt (note 16)	(988)	(3,184)	(3,454)
Repayment of interest on long-term debt (note 16)	(3,540)	(3,934)	(163)
Exercise of options (note 19b)	-	635	481
Exercise of future investment rights	-	-	21,052
Payments of principal on lease liabilities (note 14)	(7,563)	-	-
Payment of interest on lease liabilities (note 14)	(1,767)	-	-
Debt, share and warrants issuance costs	(6,867)	(970)	(4,306)
Payments of principal under finance leases	-	(245)	-
	$117,919	$72,158	$117,452
Cash flows from (used in) investing activities
Additions to capital assets	(2,741)	(3,786)	(7,688)
Additions to intangible assets	(1,703)	(1,342)	(2,395)
Proceeds from sale of discontinued operations business, net of cash divested	43,958	-	-
Transaction costs paid relating to the sale of discontinued operations business	(4,228)	-	-
Proceeds from the sale of marketable securities and short-term investments		-	11,063
Acquisition of convertible debt	-	(955)	-
Additions to other long-term assets		-	(63)
Release of restricted cash	65	-	-
Interest received	745	224	202
	$36,096	$(5,859)	$1,119

Net change in cash and cash equivalents during the year	54,625	(16,155)	(4,002)
Net effect of currency exchange rate on cash and cash equivalents	(729)	378	(638)
Cash and cash equivalents, beginning of year	7,389	23,166	27,806
Cash and cash equivalents, end of year	$61,285	$7,389	$23,166
Comprising of:
Cash	41,761	7,389	23,166
Cash equivalents	19,524	-	-
	$61,285	$7,389	$23,166

Cash flows from discontinued operations presented in note 5

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

1.	Nature of operations

Liminal BioSciences Inc. (“Liminal” or the “Company”) is incorporated under the Canada Business Corporations Act and is a publicly traded clinical stage biotechnology company (NASDAQ & TSX symbol: LMNL) focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as G-protein-coupled receptor 40, or GPR40, and G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs.

Liminal’s lead small molecule segment product candidate, fezagepras (PBI 4050), is currently being developed for the treatment of respiratory diseases and for the treatment of Alström Syndrome. The plasma‑derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) (“Ryplazim®”).

On July 5, 2019, the Company performed a one thousand-to-one share consolidation of the its common shares, stock options, restricted share units and warrants. The quantities and per unit prices presented in these audited annual consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

On October 7, 2019, the Company formerly named Prometic Life Sciences Inc. changed its name to Liminal BioSciences Inc. and the Company’s TSX stock symbol changed from PLI to LMNL.

On November 24, 2019 the Company sold the majority of its bioseparations business to a third party. These activities are presented as discontinued operations in the annual consolidated financial statements. Details on this transaction and the results from discontinued operations are disclosed in note 5. The prior period results from discontinued operations have been reclassified and presented in the consolidated statements of operations.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has Research and Development (“R&D”) facilities in Canada, the U.K. and the U.S. and manufacturing facilities in Canada.

Structured Alpha LP (“SALP”) has been Liminal’s majority and controlling shareholder since the debt restructuring on April 23, 2019 (note 13) and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement. Prior to this date, Liminal did not have a controlling parent.

The consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”) on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

The financial condition of the Company improved significantly since April 2019 following the completion of several transactions including the debt restructuring, and the proceeds from the sale of the bioseparations operations, resulting in a cash and cash equivalent position of $61,285 at December 31, 2019. The Company has a positive working capital position, i.e. the current assets net of current liabilities, of $63,587 at December 31, 2019. The Company also has access to a line of credit of up to $30,298 (note 29) as at December 31, 2019, as a result of a loan agreement with SALP signed November 11, 2019. As at March 20, 2020, following the receipt of additional payment for the sales of the bioseparations operations, the amount available to be drawn was reduced to $29,123.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Despite the improved liquidity situation, Liminal is an R&D stage enterprise and until the Company can generate a sufficient amount of product revenue to finance its cash requirements, management expects, as required, to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

2.	Significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and were approved by the Board of Directors on March 20, 2020.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the convertible debt, equity investments and the warrant liability which have been measured at fair value. Certain assets may be carried at their net realizable value or at their recoverable amount if they have been subject to impairment.

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of consolidation

The consolidated financial statements include the accounts of Liminal BioSciences Inc., and those of its subsidiaries. The Company’s subsidiaries at December 31, 2019, 2018 and 2017 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by group
			2019	2018	2017
Liminal R&D BioSciences Inc. (formerly Prometic Biosciences Inc.)	Small molecule therapeutics	Quebec, Canada	100%	100%	100%
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	87%
Prometic Bioseparations Ltd	Discontinued operations	Isle of Man, British Isles	nil	100%	100%
Prometic Biotherapeutics Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	100%	100%
Prometic Biotherapeutics Ltd	Plasma-derived therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Biotherapeutics B.V.	Plasma-derived therapeutics	Amsterdam, Netherlands	100%	N/A	N/A
Prometic Manufacturing Inc.	Discontinued operations	Quebec, Canada	nil	100%	100%
Pathogen Removal and Diagnostic Technologies Inc.	Corporate	Delaware, U.S.	77%	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%	73%
Prometic Plasma Resources Inc.	Plasma-derived therapeutics	Winnipeg, Canada	100%	100%	100%
Prometic Plasma Resources USA Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	100%	N/A
Liminal BioSciences Holdings Limited (formerly Prometic Pharma SMT Holdings Limited)	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Liminal BioSciences Limited (formerly Prometic Pharma SMT Limited)	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Pharma SMT B.V	Small molecule therapeutics	Amsterdam, Netherlands	100%	N/A	N/A
Telesta Therapeutics Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	100%

The Company consolidates investees when, based on the evaluation of the substance of the relationship with the Company, it concludes that it controls the investees. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

When a subsidiary is not wholly-owned the Company recognizes the non-controlling interests’ share of the net assets and results of operations in the subsidiary. When the proportion of the equity held by non-controlling interests’ changes without resulting in a change of control, the carrying amount of the controlling and non-controlling interest are adjusted to reflect the changes in their relative interests in the subsidiary. In these situations, the Company recognizes directly in equity the effect of the change in ownership of a subsidiary on the non-controlling interests. Similarly, after recognizing its share of the operating losses, the non-controlling interest is adjusted for its share of the equity contribution made by Liminal that does not modify the interest held by either party. The offset to this adjustment is recorded in the deficit. The effect of these transactions is presented in the consolidated statement of changes in equity.

Financial instruments

Recognition and derecognition

Financial instruments are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual obligations of the instrument. On initial recognition, financial instruments are recognized at their fair value plus, in the case of financial instruments not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition or issue of financial instruments. Financial assets are subsequently derecognized when payment is received in cash or other financial assets or if the debtor is discharged of its liability.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing liability is replaced by another from the same creditor on substantially different terms, or the terms of the liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations.

Classification

Subsequent to initial recognition, financial instruments are measured according to the category to which they are classified. Financial instruments are measured at amortized cost unless they are classified as fair value through other comprehensive income (“FVOCI”), classified as FVPL or designated as FVPL, in which case they are subsequently measured at fair value.

The classification of financial asset debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVOCI instead of FVPL. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVPL.

Currently, the Company classifies cash, cash equivalents, trade receivables, other receivables, restricted cash, and long-term deposits as financial assets measured at amortized cost and trade payables, wages and benefits payable, settlement fee payable, royalty payment obligations, license acquisition payment obligations, other employee benefit liabilities, other long-term liabilities and long-term debt as financial liabilities measured at amortized cost.

The Company previously held investments in equity instruments and convertible debt that it classified as financial assets at FVPL and a warrant liability classified as a financial liability at FVPL.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Impairment of financial assets

The expected credit losses associated with its debt instruments carried at amortized cost is assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires lifetime expected losses to be recognized from initial recognition of the receivables.

Cash equivalents

Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of 90 days or less when issued.

Financial instrument accounting policy used before the adoption of IFRS 9, Financial instruments (“IFRS 9”) on January 1, 2018

Prior to January 1, 2018, the Company applied IAS 39 Financial instruments. The accounting policy and classification of the financial instruments applied under that standard is detailed in the following paragraphs.

i)	Financial assets and financial liabilities at fair value through profit and loss

Cash, marketable securities and restricted cash are respectively classified as fair value through profit and loss. They are measured at fair value and changes in fair value are recognized in the consolidated statements of operations. Directly related transaction costs are recognized in the consolidated statements of operations.

ii)	Loans and receivables

Cash equivalents, short-term investments, trade receivables, other receivables and long-term receivables are classified as loans and receivables. They are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

iii)	Available-for-sale financial assets

Investments in common or preferred shares of private companies are classified as available-for-sale and are measured at cost since their fair value cannot be measured reliably.

iv)	Financial liabilities

Trade payable, wages and severances payable, other employee benefit liabilities, settlement fee payable, royalty payment obligation, other long-term liabilities, advance on revenues from a supply agreement and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest method.

Credit facility fees are recorded in deferred financing cost and are amortized into finance cost over the term of the Credit Facility.

Impairment of investments

When there has been a significant or prolonged decline in the value of an investment, the investment is written down to recognize the loss.

Inventories

Inventories of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first in, first out basis. The cost of manufactured inventories comprises all costs that are directly attributable to the manufacturing process, such as raw materials, direct labour and manufacturing overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated selling costs except for raw materials for which it is determined using replacement cost.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Capital assets

Capital assets are recorded at cost less any government assistance, accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as described below.

Capital asset	Period
Buildings and improvements	20 years
Leasehold improvements	The lower of the lease term and the useful life
Production and laboratory equipment	5 - 20 years
Furniture	5 - 10 years
Computer equipment	3 - 5 years
Assets held under financing leases *	The lower of the lease term and the useful life

* Assets held under financing leases are presented as part of capital assets prior to the adoption of IFRS 16, Leases and since January 1, 2019 are included under Right-of-use assets (note 10).

The estimated useful lives, residual values and depreciation methods are reviewed annually with the effect of any changes in estimates accounted for on a prospective basis. The gain or loss arising on the disposal or retirement of a capital asset is determined as the difference between the sales proceeds and its carrying amount and is recognized in profit or loss.

Government assistance

Government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate and are recognized when there is reasonable assurance that the assistance will be received and all attached conditions are complied with.

Right-of-use (“ROU”) assets

The Company recognizes a right-of-use asset at the commencement date of a lease which is when the date at which the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use asset is depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Intangible Assets

Intangible assets include acquired rights such as licenses for product manufacturing and commercialization, donor lists, external patent costs and software costs. They are carried at cost less accumulated amortization. Amortization commences when the intangible asset is available for use and is calculated over the estimated useful lives of the intangible assets acquired using the straight-line method. The maximum period used for each category of intangible asset are presented in the table below. The estimated useful lives and amortization method are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis. The amortization expense is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.

Intangible asset	Period
Licenses and other rights	30 years
Donor lists	10 years
Patents	20 years
Software	5 years

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. For intangible assets not yet available for use, an impairment test is performed annually at November 30, until amortization commences, whether or not there are impairment indicators. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (CGU) which represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, groups of assets or CGUs to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, the corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized when the carrying amount of an asset or a CGU exceeds its recoverable amount by the amount of this excess. An impairment loss is recognized immediately in profit or loss in the period during which the loss is incurred. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount; on reversal of an impairment loss, the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Investment in an associate

Investments in associates are accounted for using the equity method. An associate is an entity over which the Company has significant influence. Under the equity method, the investment in the associate is carried on the consolidated statement of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate.

The consolidated statement of operations reflects the Company’s share of the results of operations of the associate.

If the Company’s share of cumulative losses of an associate equal or exceeds its interest in the associate, the Company discontinues recognizing its share of further losses. After the interest in an associate is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

When the level of influence over an associate changes either following a loss of significant influence over the associate, or the obtaining of control over the associate or when an investment in a financial asset accounted for under IFRS 9 becomes subject to significant influence, the Company measures and recognizes its investment at its fair value. Any difference between the carrying amount of the associate at the time of the change in influence and the fair value of the investment, and proceeds from disposal if any, is recognized in profit or loss.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Lease liabilities

At the commencement date of a lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of a lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of a lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment whether the underlying asset will be purchased.

The Company applies the short-term lease recognition exemption to leases of 12 months or less, as well as the lease of low-value assets recognition exemption i.e. leases with a value below seven dollars. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Prior to the adoption of IFRS 16, Leases on January 1, 2019 (note 3), as a lessor, the Company only recognized finance lease obligations while operating leases obligations were only disclosed.

Revenue recognition

To determine revenue recognition for contracts with customers, Liminal performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The five-step model is only applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer. At contract inception, the Company assesses the goods or services promised within each contract, determines those that are performance obligations, and assesses whether each promised good or service is distinct. The transaction price that is allocated to the respective performance obligation is recognized as revenue when (or as) the performance obligation is satisfied.

Sale of goods

Revenue from sale of goods is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and
•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Rendering of services

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis based on key milestones contained within the contract.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Unbilled revenues and deferred revenues

If the Company has recognized revenues but has not issued an invoice, the entitlement is recognized as a contract asset and is presented in the statement of financial position as unbilled revenues. When the amounts are invoiced, then the amounts are transferred into trade receivables. If the Company has received payments prior to satisfying its performance obligation, the obligation is recognized as a contract liability and is presented in the consolidated statement of financial position as deferred revenues.

Licensing fees and milestone payments

Under IFRS 15, the Company determines whether the Company's promise to grant a license provides its customer with either a right to access the Company’s intellectual property ("IP") or a right to use the Company’s IP. A license will provide a right to access the intellectual property if there is significant development of the intellectual property expected in the future whereas for a right to use, the intellectual property is to be used in the condition it is at the time the license is signed. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. When a license provides access to the Company's IP over a license term, the performance obligation is satisfied over time and, therefore, revenue is recognized over the term of the license arrangement. Milestone payments are immediately recognized as licensing revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Rental revenue

The Company accounts for the lease or sub-lease with its tenant as an operating lease when the Company has not transferred substantially all of the risks and benefits of ownership of its property or leased property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

Revenue recognition accounting policy used before the adoption of IFRS 15, Revenue from contracts with customers (“IFRS 15”) on January 1, 2018

The Company earns revenues from research and development services, license and milestone fees, sale of goods and leasing arrangements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting, if certain criteria are met. The applicable revenue recognition method is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Rendering of services

Revenues from research and development services are recognized using the proportional performance method. Under this method, revenues are recognized proportionally with the degree of completion of the services under the contract when it is probable that the economic benefits will flow to the Company and revenue and costs associated with the transaction can be measured reliably.

Licensing fees and milestone payments

Certain license fees are comprised of up-front fees and milestone payments. Up-front fees are recognized over the estimated term during which the Company maintains substantive obligations. Milestone payments are recognized as revenue when the milestone is achieved, customer acceptance is obtained, and the customer is obligated to make performance payments. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	the Company has transferred to the customer the significant risks and rewards of ownership of the goods;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is reduced for estimated customer returns and other similar allowances. Amounts received in advance of meeting the revenue recognition criteria are recorded as deferred revenue on the consolidated statements of financial position.

Rental revenue

The Company accounts for the lease with its tenant as an operating lease when the Company has not transferred substantially all of the risks and benefits of ownership of its property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

Research and development expenses

Expenditure on research activities is recognized as an expense in the period during which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditures attributable to the intangible asset during its development.

To date, the Company has not capitalized any development costs.

Research and development expenses presented in the consolidated statement of operations comprise the costs to manufacture the plasma-derived product candidates used in pre-clinical tests and clinical trials. It also includes the cost of product candidates used in our small molecule clinical trials such as PBI-4050, external consultants supporting the clinical trials and pre-clinical tests, employee compensation and other operating expenses involved in research and development activities.

Foreign currency translation

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company and its entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are taken to the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates when the initial transactions took place.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Group companies

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive loss. On disposal of a foreign operation, the component of other comprehensive loss relating to that particular foreign operation is reclassified from the consolidated statement of comprehensive loss to the consolidated statement of operations as part of the gain or loss on the disposal of the foreign operation.

Income taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized in the consolidated statement of financial position for the future tax consequences attributable to differences between the consolidated financial statements carrying values of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using income tax rates expected to apply when the assets are realized or the liabilities are settled. The effect of a change in income tax rates is recognized in the year during which these rates change. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered. When uncertainties exist over income tax treatments, the Company applies the guidance in IFRIC 23, Uncertainty over income tax treatments when evaluating its income tax provisions.

Share-based payments

The Company has a stock option plan and a restricted share unit plan. The fair value of stock options granted is determined at the grant date using the Black-Scholes option pricing model and is expensed over the vesting period of the options. Awards with graded vesting are considered to be multiple awards for fair value measurement. The fair value of Restricted Share Units (“RSU”) is determined using the market value of the Company’s shares on the grant date. The expense associated with RSU awards that vest over time are recognized over the vesting period. When the vesting of RSU is dependent on meeting performance targets as well as a service requirement, the Company will estimate the outcome of the performance targets to determine the expense to recognize over the vesting period, and revise those estimates until the final outcome is determined. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

The Company’s policy is to issue new shares upon the exercise of stock options and the release of RSU for which conditions have been met.

Assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale rather than through continuing use. Such non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and their fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding finance costs and income tax expense. Such assets are only presented as held for sale when the sale is highly probable and the assets or disposal group are available for immediate sale in their present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Capital assets included as part of the assets held for sale are not depreciated once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

The results of discontinued operations are presented net of tax in the consolidated statement of operations. Incremental cost related to the disposition and income taxes are allocated to discontinued operations. The discontinued operations also include the gain or loss on the disposal, which will also include the reclassification of historical exchange differences on translation of foreign operations sold. The results of discontinued operations exclude the allocation of the corporate finance costs and general corporate overheads in the forms of management fees if those costs will continue to be incurred by Liminal following the disposition. The prior period results from discontinued operations have been reclassified and presented in the consolidated statements of operations.

Earnings per share (EPS)

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year adjusted for any bonus element. Diluted EPS is determined by adjusting the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, stock options and RSU. For the years ended December 31, 2019, 2018 and 2017, all warrants, stock options and RSU were anti-dilutive since the Company reported net losses.

Share and warrant issue expenses

The Company records share and warrant issue expenses as an increase to the deficit.

3.	Significant accounting judgements and estimation uncertainty

The preparation of these consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods.

Significant judgments

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as whether the Company will earn licensing and milestone revenues, obtain regulatory approval for commercialization of product candidates and potential sources of debt and equity financing available to it. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty.

Accounting for loan modifications – When the terms of a loan are modified, management must evaluate whether the terms of the loan are substantially different in order to determine the accounting treatment. If they are considered to be substantially different, the modification will be accounted for as a derecognition of the carrying value of the pre-modified loan and the recognition of a new loan at its fair value. Otherwise, the changes will be treated as a modification which will result in adjusting the carrying amount to the present value of the modified cash flows using the original effective interest rate of the loan instrument. In assessing whether the terms of a loan are substantially different, management performs a quantitative analysis of the changes in the cash flows under the previous agreement and the new agreement and also considers other modifications that have no cash flow impact. In the context of the simultaneous modification to the terms of several loans with the same lender, management uses judgment to determine if the cash flow analysis should be performed on the loans in aggregate or individually. Judgment is also used to evaluate the relative importance of additional rights given to the lender such as additional Board of Director seats and the extension of the term of the security compared to the quantitative analysis.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Revenue recognition – The Company enters into revenue agreements from time to time which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In determining the appropriate method for recognizing revenues in a given contract, management may be required to apply significant judgment including the identification of performance obligations.

Determining whether performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2019, 2018 and 2017 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Company’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the consolidated statement of operations.

Estimates and assumptions

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. Management uses judgment to select the methods used to determine certain inputs/assumptions used in the models and the models used to perform the fair value calculations in order to determine, 1) the values attributed to each component of a transaction at the time of their issuance, 2) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis and 3) the fair value of financial instruments subsequently carried at amortized cost. When the determination of the fair value of a new loan is required, discounted cash flow techniques which includes inputs that are not based on observable market data and inputs that are derived from observable market data are used. When determining the appropriate discount rates to use, Management seeks comparable interest rates where available. If unavailable, it uses those considered appropriate for the risk profile of a Company in the industry.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Leases - The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. Judgement is applied in evaluating whether it is reasonably certain that the Company will exercise the option to renew. That is, all relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the lease term is reassessed if there is a significant event or change in circumstances that is within the Company’s control and affects its ability to exercise (or not to exercise) the option to renew.

The renewal period is included as part of the lease term for a manufacturing plant lease since the Company estimated it is reasonably certain to exercise due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Uncertainty over income tax treatments - R&D tax credits for the current period and prior periods are measured at the amount the Company expects to recover, based on its best estimate and judgment, of the amounts it expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well the amount and timing of recovery of these tax credits. In order to determine whether the expenses it incurs are eligible for R&D tax credits, the Company must use judgment and apply to complex techniques, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

Assessing the recoverable amount of long-lived assets - The Company evaluates the recoverable value of long-lived assets when indicators of impairment arise or as part of the annual impairment test, if they are intangible assets not yet available for use.  The recoverable value is the higher of the value in use and the fair value less cost to sell.

Long-lived assets include capital assets and intangible assets such as licenses and other rights and some of these rights are considered not available for use.

When calculating the value in use, Management must make estimates and assumptions regarding the estimated future cash flows and their timing including the amount and timing of the capital expenditure investments necessary to increase manufacturing capacities, to bring the facilities to Good Manufacturing Practices (“GMP”) standards, timing of production capacities coming on-line, production costs, ongoing research and clinical trial expenses, market penetration and selling prices for the Company’s product candidates, if approved, and, the date of approval of the product candidates for commercial sale, if any. The future cash flows are estimated using a five-year projection of cash flows before taxes which are based on the most recent budgets and forecasts available to the Company. If the projections include revenues in the fifth year, then this year is extrapolated, using an expected annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business.

When calculating the fair value less cost to sell of an asset or a group of assets for which selling price information for comparable assets are not readily available, Management also must make assumptions regarding the value it may recuperate from its sale.

During the year ended December 31, 2019 and 2018, as a result of strategic decisions made by the Company on the areas where it would focus its resources, several impairments recorded on intangible assets (note 25).

Expense recognition of restricted share units – The RSU expense recognized for RSU in which the performance conditions have not yet been met, is based on an estimation of the probability of successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

4.	Change in standards, interpretations and accounting policies
a)	Adoption of new accounting standards

The accounting policies used in these annual consolidated financial statements are consistent with those applied by the Company in its December 31, 2018 and 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company as of January 1, 2018 and January 1, 2019 as described below.

IFRS 9, Financial Instruments

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Liminal at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement	Carrying	Measurement	Carrying
	category	amount	category	amount
Cash and cash equivalents	FVPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity investments	Cost	1,228	FVPL	1,228
Convertible debt	Cost	87	FVPL	87

There has been no impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

IFRS 15, Revenue from contracts with customers

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognized in the opening deficit balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•for contracts that were modified before January 1, 2018, the Corporation analyzed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018 and for the year end December 31, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

The Company elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

In addition, the Company elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Company also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Company has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

		Adjustments
	As reported as at	for the transition	Balance as at
	December 31, 2018	to IFRS 16	January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets (note 9)	41,113	(1,043)	40,070
Right-of-use assets (note 10)	-	39,149	39,149
Liabilities
Accounts payable and accrued liabilities (note 13)	$31,855	$(2,499)	$29,356
Current portion of lease liabilities (note 14)	-	8,575	8,575
Long-term portion of lease liabilities (note 14)	-	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations (note 17)	1,850	(1,850)	-
Other long-term liabilities (note 18)	5,695	(330)	5,365

Prior to adopting IFRS 16, the total minimum operating lease commitments as at December 31, 2018 were $74,977. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42,701 was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in the lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

The consolidated statement of operations for the year ended December 31, 2019 was impacted by the adoption of IFRS 16 as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclassification but also in terms of measurement, which are very much affected by the discount rates used and whether the Company has included renewal periods when calculating the lease liability.

The consolidated cash flow statement for the year ended December 31, 2019 was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted by the Company on that date. The Company assessed

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

b)	New Standards and interpretations not yet adopted

There are currently no new standards or interpretations not yet in effect that the Company reasonably expects would have an impact on its consolidated financial statements.

5.	Discontinued operations

On November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. This transaction fits as part of the Company’s goal to monetize non-core assets as it focuses its resources on the small molecules segment. This disposal has been presented as discontinued operations with the revenues and costs relating to ceased activities being reclassified and presented retrospectively in the consolidated statements of operations, statements of comprehensive loss, statements of cash flows and notes to the financial statements as discontinued operations.

Gain on the sale of the subsidiaries

Fair value of the consideration received and receivable:	$51,927
Less:
Carrying amount of net assets sold	(22,015)
Transaction costs	(5,015)
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	1,449
Gain on sale of subsidiaries (income tax $nil)	$26,346

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

In the event the operations sold achieve certain performance criteria during the period January 1, 2020 to December 31, 2023 as specified in the sale agreement, cash consideration of up to $22,309 (£13,000,000) may be receivable. An additional amount of $4,290 (£2,500,000) may also become receivable depending on the achievement of certain events. At the time of the sale, the fair value of the contingent consideration was determined to be $nil as its receipt is dependent on future target achievement that is out of the Company’s influence and is primarily dependent on the growth of operations. As of December 31, 2019, the Company received $50,752 and the remaining $1,175 was received subsequent to the period end.

Results and cash flows from discontinued operations

The results and the cash flows from discontinued operations for the years ended December 31, 2018 and 2017 and for the period from January 1, 2019 until November 24, 2019, the date of the sale, are presented in the following tables:

	November 24,	December 31,	December 31,
Period ended	2019	2018	2017
Revenues	$22,499	$22,741	$16,802

Expenses
Cost of sales and other production expenses	11,347	12,295	6,460
Research and development expenses	5,926	6,808	6,869
Administration, selling and marketing expenses	3,387	2,084	1,878
Loss (gain) on foreign exchange	(64)	(15)	55
Finance costs	737	19	76
Net income before income taxes	$1,166	$1,550	$1,464
Income tax expense (recovery):
Current	65	(382)	(474)
Deferred	(24)	-	24
Total income tax expense (recovery)	41	(382)	(450)
Net income from discontinued operations	$1,125	$1,932	$1,914
Gain on sale of discontinued operations net of tax of $nil	26,346	-	-
Discontinued operations, net of taxes	$27,471	$1,932	$1,914

	November 24,	December 31,	December 31,
Years ended	2019	2018	2017
Cash flows from operating activities	$6,327	$1,379	$2,189
Cash flows used in financing activities	(866)	-	-
Cash flows from (used in) investing activities*	39,690	(1,752)	(2,115)
Net change in cash during the year	$45,151	$(373)	$74
Net effect of currency exchange rate on cash	54	41	32
Net increase(decrease) in cash generated by discontinued operations	$45,205	$(332)	$106

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

*Cash flows from investing activities for the period ended November 24, 2019 include the proceeds from the sale of the discontinued operations business (net of the cash disposed), of $43,958 and transaction costs paid relating to the sale of the discontinued operations business of $4,228.

The carrying amounts of assets and liabilities sold are as follows:

Cash	$6,794
Accounts receivable	1,148
Inventories	8,313
Prepaids	236
Other long-term assets	48
Capital assets	8,483
Right-of-use assets	3,300
Intangible assets	370
Deferred tax assets	12
Total assets	$28,704
Accounts payable and accrued liabilities	2,163
Deferred revenue	370
Current portion of lease liabilities	809
Long-term portion of deferred revenues	87
Long-term portion of lease liabilities	3,260
Total liabilities	$6,689
Net assets sold	$22,015

6.	Accounts receivable

	December 31,	December 31,
	2019	2018
Trade receivables	$44	$7,051
Tax credits and government grants receivable	1,546	3,737
Sales taxes receivable	863	774
Other receivables	1,633	320
	$4,086	$11,882

7.	Inventories

	December 31,	December 31,
	2019	2018
Raw materials	$7,175	$5,428
Work in progress	-	3,740
Finished goods	357	2,860
	$7,532	$12,028

Inventories sold in the amount of $2,315, $23,136 and $1,353 were recognized as cost of sales and other production expenses from continuing operations, and $10,126, $10,295 and $5,241 from discontinued operations during the years ended December 31, 2019, 2018 and 2017 respectively. Inventory write‑downs of $163, $2,028 and $nil, from continuing operations and $642, $981 and $246 from discontinued operations, also included in cost of sales and other production expenses, were recorded during the years ended December 31, 2019, 2018 and 2017 respectively.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

8.	Other long-term assets

	December 31,	December 31,
	2019	2018
Restricted cash (a)	$169	$245
Long-term deposits	143	142
Tax credits receivable	858	-
Other	-	24
	$1,170	$411

a) Restricted Cash

Restricted cash is composed of a guaranteed investment certificate, bearing interest at 0.35% per annum (at December 31, 2018, bearing interest at 0.35%), pledged as collateral for a letter of credit to a landlord which automatically renews until the end of the lease.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

9.	Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2018	$4,539	$12,824	$36,787	$3,555	$57,705
Additions	28	2,977	2,396	279	5,680
Disposals	-	-	(452)	(58)	(510)
Effect of foreign exchange differences	-	233	154	10	397
Balance at December 31, 2018	$4,567	$16,034	$38,885	$3,786	$63,272
Impact of adopting IFRS 16 1)	-	-	(1,170)	-	(1,170)
Balance at January 1, 2019	4,567	16,034	37,715	3,786	62,102
Additions	-	61	712	202	975
Disposals	-	(5)	(109)	(14)	(128)
Sold - discontinued operations (note 5)	-	(7,307)	(5,774)	(744)	(13,825)
Effect of foreign exchange differences	-	(225)	(127)	(7)	(359)
Balance at December 31, 2019	$4,567	$8,558	$32,417	$3,223	$48,765

Accumulated depreciation
Balance at January 1, 2018	$219	$3,726	$6,962	$1,544	$12,451
Depreciation expense	195	641	2,511	739	4,086
Disposals	-	-	(146)	(36)	(182)
Impairments (note 25)	-	-	5,689	-	5,689
Effect of foreign exchange differences	-	54	55	6	115
Balance at December 31, 2018	$414	$4,421	$15,071	$2,253	$22,159
Impact of adopting IFRS 16 1)	-	-	(127)	-	(127)
Balance at January 1, 2019	414	4,421	14,944	2,253	22,032
Depreciation expense	195	786	2,136	617	3,734
Disposals	-	(2)	(106)	(14)	(122)
Impairments (note 25)	-	559	6,408	103	7,070
Sold - discontinued operations (note 5)	-	(2,297)	(2,550)	(495)	(5,342)
Effect of foreign exchange differences	-	(38)	(36)	(4)	(78)
Balance at December 31, 2019	$609	$3,429	$20,796	$2,460	$27,294

Carrying amounts
At December 31, 2019	$3,958	$5,129	$11,621	$763	$21,471
At January 1, 2019	4,153	11,613	22,771	1,533	40,070
At December 31, 2018	4,153	11,613	23,814	1,533	41,113

1) The balance of fixed assets capitalized as finance lease assets under IAS 17 where transferred to right-of-use assets upon adoption of IFRS 16 (note 4).

The depreciation expense for the year ending December 31, 2017 was $3,632.

As at December 31, 2019, there are $2,352 and $nil of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($8,322 and $6,610 as of December 31, 2018).

Certain investments in equipment are eligible for government grants. The government grants receivable are recorded in the same period as the eligible additions and are credited against the capital asset addition. During the year ended December 31, 2019, the Company recognized $694 ($2 during the year ended December 31, 2018) in government grants.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Impairment losses of $7,070 were recorded on capital assets during the year ended December 31, 2019 ($5,689 during the year ended December 31, 2018, $nil in 2017). Details of these impairments are provided in note 25.

10.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Cost
Transfer from capital assets on adoption of IFRS 16 (note 9)	$-	$1,170	$-	$1,170
Initial recognition of assets under operating leases on adoption of IFRS 16	37,552	460	94	38,106
Balance at January 1, 2019	37,552	1,630	94	39,276
Additions	2,331	-	49	2,380
Remeasurement of the lease liability	36	-	-	36
Sold - discontinued operations (note 5)	(3,586)	-	-	(3,586)
Effect of foreign exchange differences	(99)	-	-	(99)
Balance at December 31, 2019	$36,234	$1,630	$143	$38,007

Accumulated depreciation
Transfer from capital assets on adoption of IFRS 16 (note 9)	$-	$127	$-	$127
Balance at January 1, 2019	-	127	-	127
Depreciation expense	4,274	592	47	4,913
Sold - discontinued operations (note 5)	(286)	-	-	(286)
Effect of foreign exchange differences	-	(1)	-	(1)
Balance at December 31, 2019	$3,988	$718	$47	$4,753

Carrying amounts
At December 31, 2019	$32,246	$912	$96	$33,254
At January 1, 2019	37,552	1,503	94	39,149

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

11.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2018	$154,572	$6,346	$2,213	$163,131
Additions	5,512	639	1,145	7,296
Disposals	-	(332)	(68)	(400)
Effect of foreign exchange differences	698	344	(4)	1,038
Balance at December 31, 2018	$160,782	$6,997	$3,286	$171,065
Additions	-	728	467	1,195
Sold - discontinued operations (note 5)	(2,505)	(842)	(47)	(3,394)
Disposals	-	(524)	(39)	(563)
Effect of foreign exchange differences	(9)	(50)	(19)	(78)
Balance at December 31, 2019	$158,268	$6,309	$3,648	$168,225

Accumulated amortization
Balance at January 1, 2018	$3,497	$2,250	$737	$6,484
Amortization expense	556	448	368	1,372
Disposals	-	(177)	(38)	(215)
Impairments	142,609	-	-	142,609
Effect of foreign exchange differences	694	317	1	1,012
Balance at December 31, 2018	$147,356	$2,838	$1,068	$151,262
Amortization expense	410	403	446	1,259
Disposals	-	(364)	(9)	(373)
Impairments (note 25)	4,528	761	7	5,296
Sold - discontinued operations (note 5)	(2,418)	(570)	(36)	(3,024)
Effect of foreign exchange differences	(6)	(29)	(6)	(41)
Balance at December 31, 2019	$149,870	$3,039	$1,470	$154,379

Carrying amounts
At December 31, 2019	$8,398	$3,270	$2,178	$13,846
At December 31, 2018	13,426	4,159	2,218	19,803

Intangible assets include $7,106 pertaining to the reacquired right from a licensee; these rights are not yet available for use and consequently their amortization has not commenced (note 18a,ii).

An impairment loss of $5,296 was recorded on certain licenses and patents during the year ended December 31, 2019 ($142,609 during the year ended December 31, 2018, $nil in 2017) (note 25).

The amortization expense for the year ended December 31, 2017 was $944.

On January 29, 2018, the Company acquired two licenses. The first license, valued at $1,743, was paid for by the issuance of warrants (note 19c). The second license was purchased for an equivalent of US$3 million; US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Company (see note 18b for the license acquisition payment obligation and note 19a for the shares issued on the transaction date). The value attributed to the second license, based on the value recorded for the initial equity issued and the value of the payment obligation at the date of the transaction is $3,769. The estimated useful life of the first and second license is 10 years and 20 years, respectively.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

12.	Investment in an associate

At each reporting period, the Company assesses whether it has significant influence over its investments.

During the quarter ended September 30, 2018, the Company concluded it exerted significant influence over ProThera Biologics, Inc. (“ProThera”), a company headquartered in Rhode Island, U.S.A., since August 15, 2018. As such, ProThera became an associate as well as a related party from that date and consequently, the equity investment in ProThera was accounted for using the equity method (note 2), and the transactions between the Company and its associate were disclosed in the consolidated financial statements as of December 31, 2018.

ProThera is a biotherapeutics company developing methods for using Inter-alpha Inhibitor Proteins (“IaIP”) to treat severe inflammation associated with infection, trauma and disease. The Company entered into research and development agreements as well as a license agreement with ProThera in 2015 to develop, manufacture and market IaIP for the treatment of two indications. As of December 31, 2018, Liminal held 15.2% of the outstanding common shares of Prothera having a historical cost of $1,204. It also held an investment in convertible debt of ProThera. At December 31, 2018, the Company had invested $1,181 (US$ 866,000) in convertible debt of Prothera Biologics Inc. The convertible debt was convertible at the option of the issuer or the holder into preferred shares of ProThera, denominated in U.S. dollars and earning interest at 8.0% per annum, to be received at the date of maturity which is January 3, 2020.

As required when significant influence over an investment is obtained, the investment must be measured at fair value as of the date it became an associate. A fair value approach was applied by management in developing preliminary estimates of the identifiable assets and liabilities of ProThera. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques, building valuation models, and compiling, preparing and validating this information. When publishing its third quarter results at September 30, 2018, certain aspects of the valuation were not finalized, namely the valuation of the intangible assets and therefore the amounts recognized were based on the preliminary results.

During the fourth quarter of 2018, following changes to the Company’s strategic plans, an impairment of the investment in the associate, in the amount of $1,182 was recognized (note 25).

On January 3, 2019, the principal of the loan and the interest outstanding at December 31, 2018 held by Liminal were converted into preferred shares of ProThera by the issuer.

In February 2019, the Company decided that it was no longer part of its strategy to pursue the development of Inter-alpha Inhibitor proteins and undertook discussions with ProThera Biologics, Inc. (“ProThera”) to terminate the various corporate and commercial agreements it had in place with ProThera. The Company determined that, from that point on, it no longer had significant influence over ProThera and therefore changed its accounting for its investment in ProThera’s common shares as an investment in an associate to that of a financial asset at fair value through profit and loss. The fair value of such financial asset was evaluated at $nil at that time. Any transactions between the Company and ProThera as of that date are no longer considered as a related party transaction. During December 2019, Liminal transferred the preferred shares it held back to ProThera in consideration for the termination of the agreement.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Changes in the carrying amount of the investment in an associate from the date it was initially recognized as an associate on August 15, 2018 to December 31, 2018 are as follows:

Loss and comprehensive loss of an associate from August 15 to December 31, 2018	$144
Share of losses of an associate	22

Historical cost of the investment in an associate	1,204
Less:
Share of losses of an associate	22
Impairment on investment in an associate (note 25)	1,182
Carrying amount of the investment in an associate as at December 31, 2018	$-

13.	Accounts payable and accrued liabilities

	December 31, 2019	December 31, 2018
Trade payables	$10,496	$21,097
Wages and benefits payable	5,593	1,975
Current portion of operating and finance lease inducements and obligations (note 17)	-	5,844
Current portion of settlement fee payable	-	102
Current portion of royalty payment obligations (note 18)	3,043	68
Current portion of license acquisition payment obligation (note 18)	1,302	1,363
Current portion of other employee benefit liabilities (note 18)	2,374	1,406
	$22,808	$31,855

14.	Lease liabilities

The transactions affecting the lease liabilities during the year ended December 31, 2019 were as follows:

Transfer of finance leases from operating and finance lease inducements and obligations	$846
Initial recognition of lease liabilities under operating leases on adoption of IFRS 16	41,855
Balance at January 1, 2019	$42,701
Additions	2,823
Interest expense	7,068
Payments	(9,330)
Derecognized - discontinued operations (note 5)	(4,069)
Effect of foreign exchange differences	(956)
Balance at December 31, 2019	$38,237
Less current portion of lease liabilities	8,290
Long-term portion of lease liabilities	$29,947

Interest expense on lease liabilities for the year ended December 31, 2019 was $7,068 and is included as part of finance costs in the consolidated statement of operations.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

15.	Warrant liability

As consideration for the modification of the terms of the loan agreements on November 14, 2018, the Company had a commitment to issue warrants (“Warrants #9”) to the holder of the long-term debt on or before March 20, 2019. The exact number of warrants to be issued was based on the number of warrants necessary to increase the ownership of the holder of the long-term debt to 19.99% on a fully diluted basis at the date of issuance.

On February 22, 2019, the Company further amended the fourth loan agreement with the addition of two tranches, one of US$10 million and another one of US$5 million, that were drawn on February 22, 2019 and March 22, 2019 respectively. As consideration for the modification to the fourth loan agreement, the Company amended the terms applicable at the time of issuance of Warrants #9 to reduce the originally agreed exercise price from $1,000.00 to $156.36 per preferred share and to issue the Warrants #9 concurrently with the modification. Accordingly, the Company issued 19,402 warrants on February 22, 2019. Each warrant entitles the holder to acquire one preferred share (note 19c) at a price of $156.36 per preferred share and expires on February 22, 2027. The Warrants #9 did not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they were accounted for as a financial instrument carried at fair value through profit or loss.

The change in fair value of the warrant liability between December 31, 2018, when it was valued at $157 and prior to its modification on February 22, 2019, in the amount of $218 was recorded in the consolidated statement of operations. The Company recorded the increase in fair value of the warrants of $1,137 resulting from the reduction of the exercise price of Warrants #9 on February 22, 2019 against the two additional tranches of the credit facility, treating the increase as financing fees. The change in fair value of the warrant liability between February 22, 2019, after the modification, and March 31, 2019 was an increase of $11 and a decrease in fair value of $1,369 (a gain) between March 31, 2019 to April 23, 2019. Both variations were recorded in the consolidated statements of operations. The estimated fair value of these warrants at April 23, 2019 was $153.

As part of the debt restructuring agreement entered into on April 23, 2019 (note 16), all the outstanding warrants belonging to the holder of the debt, including the Warrants #9, were cancelled and replaced by new warrants (note 19c). The cancellation and the issuance of new warrants was treated as a modification. Following this modification, the Warrants #9 no longer meet the definition of a liability instrument and the Company reclassified the fair value of the Warrants #9 as of April 23, 2019 of $153 from warrant liability to warrants classified as equity.

The fair value of Warrants #9 on the various dates was calculated using a Black-Scholes option pricing model with the assumptions provided in the table below. In order to estimate the fair value of the underlying preferred share, the Company used the market price of Liminal’s common shares at the measurement date, discounted for the fact that the preferred shares are illiquid. The value of the discount was calculated using a European put option model to sell a common share of Liminal at the price of $1,000.00 or $156.36 per share in 20 years.

	April 23,	February 22,	December 31,
	2019	2019	2018
Underlying preferred share fair value	32.43	152.15	130.00
Number of warrants issued	19,402	19,402	14,088
Volatility	55.6%	48.1%	44.5%
Risk-free interest rate	1.66%	1.84%	2.82%
Remaining life until expiry	7.8	8.0	7.9
Expected dividend rate	-	-	-

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

16.	Long-term debt

The transactions during the year ended December 31, 2019 and 2018 and the carrying value of the long-term debt at December 31, 2019 and 2018 were as follows:

	2019	2018
Balance at January 1	$125,804	$87,020
Impact of adoption of IFRS 9	-	(110)
Stated and accreted interest	7,874	18,856
Drawdown on Credit Facility	18,677	71,721
Repayment of principal through share issuance	(141,536)	-
Repayment of principal with cash	(988)	(3,184)
Repayment of stated interest	(3,540)	(3,934)
Foreign exchange revaluation on Credit Facility balance	(1,311)	5,425
Reduction of the face value of the second OID loan by $3,917	-	(2,639)
Extinguishment of loans following a debt modification	(4,667)	(155,055)
Recognition of loans following a debt modification	8,521	107,704
Balance at December 31	$8,834	$125,804

At December 31, 2019 and 2018, the carrying amount of the debt comprised the following loans:

	December 31,	December 31,
	2019	2018
Loan with the parent (formerly Third OID loan) having a principal of $10,000 maturing on April 23, 2024 with an effective interest rate of 15,05% 1)	$8,669	$-
Non-interest bearing government term loan having a principal amount of $165 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	165	1,111
First OID loan having a face value of 63,273 maturing on September 30, 2024 with an effective interest rate of 20.06%	-	27,221
Second OID loan having a face value of $17,694 maturing on September 30, 2024 with an effective interest rate of 20.06%	-	7,612
Third OID loan having a face value of $31,370 maturing on September 30, 2024 with an effective interest rate of 20.06%	-	13,495
US dollars Credit Facility draws, expiring on September 30, 2024 bearing stated interest of 8.5% per annum (effective interest rate of 18.87%)	-	76,365
	$8,834	$125,804
Less current portion of long-term debt	(165)	(3,211)
Long-term portion of long-term debt	$8,669	$122,593

1) The Loan with the parent is secured by all the assets of the Company and requires that certain covenants be respected including maintaining an adjusted working capital ratio. The OID loans and US dollars Credit Facility that were extinguished on April 23, 2019 had similar conditions.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

On February 22, 2019, the Company amended the fourth loan agreement (“Credit Facility”) with the addition of two tranches of US$10 million and US$5 million which the Company drew on February 22 and March 22, 2019 respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Company agreed to reduce the exercise price of Warrants #9 from $1,000.00 to $156.36 per preferred share and to immediately issue those warrants (note 15). The incremental fair value of the warrant liability of $1,137 due to this change was recognized as deferred financing fees related to the additional two tranches received. The Company recorded the credit facility draws on February 22, 2019 and March 22, 2019 at their fair value at the transaction date less the associated transaction costs and financing fees of $45 and $1,137, respectively, for a net amount of $18,677.

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second Original Issue Discount (“OID”) loans and the majority of the Third OID loan would be repaid by Liminal by the issuance of common shares, at a conversion price, rounded to the nearest two decimals, of $15.21 per common share. Consequently, the US$95 million of principal plus interest due on the Credit Facility was reduced to $663 and the aggregate face value of the three OID loans was reduced by $99,552 to $10,000 with the remaining balance of the Third OID loan modified into an interest-bearing loan at a stated interest of 10% payable quarterly. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312 common shares on that date which were recorded in share capital at a value of $228,915. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash.

Since November 14, 2018, all transactions with SALP are considered related party transactions; however, following the issuance of the common shares to SALP as a result of the debt restructuring, SALP obtained control over the Company and since then, is Liminal’s controlling parent.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants having an exercise price rounded to the nearest two decimals of $15.21 per common share, expiring on April 23, 2027 (note 19c). The incremental fair value of the replacement warrants was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000 was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan (“Loan with the parent”). The difference between the carrying amount of the loan extinguished of $4,667 and the $8,521 recognized as the fair value of the new loan with the parent was recorded as a loss on debt extinguishment of $3,854. The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

As a result of this transaction and the extinguishments of liabilities that occurred earlier in the beginning of 2019 following payments made to suppliers by the issuance of equity (note 19a), the consolidated statement of operations for the year ended December 31, 2019, includes a loss on extinguishment of liabilities of $92,374 detailed as follows:

Loss on extinguishment of liabilities due to April 23, 2019 loan modification
Comprising the following elements:
Debt to equity conversion	$87,379
Expensing of financing fees on loan extinguishment	653
Extinguishment of previous loan	(4,667)
Recognition of modified loan	8,521
Expensing of increase in the fair value of the warrants (note 19c)	408
Loss on extinguishment of liabilities due to April 23, 2019 loan modification	$92,294
Loss on extinguishment of liabilities to suppliers (note 19a)	80
Loss on extinguishments of liabilities	$92,374

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

As at December 31, 2019, the Company was in compliance with all of its covenants under its long-term debt agreement.

2018

In November 2017, the Company entered into a Credit Facility agreement bearing interest of 8.5% per annum expiring on November 30, 2019. The Credit Facility comprised two US$40 million tranches which became available to draw down once certain conditions were met. The drawdowns on the available tranches were limited to US$10 million per month.

As part of the agreement, the Company issued 54,000 warrants on November 30, 2017 (“Warrants #7”) to the holder of the long-term debt in consideration for the Credit Facility. Further details concerning the warrants are provided in note 19c. At each drawdown, the value of the proceeds drawn are allocated to the debt and the warrants classified as equity based on their fair value.

A royalty agreement between the Company and holder of long-term debt became effective upon drawing on the second tranche of the Credit Facility and then was subsequently modified as part of the loan modification discussed below. The proceeds to be received upon the first three draws on the second US$40 million tranche was increased from US$10.0 million to US$11.5 million to include the consideration paid by the holder for the royalty commitment (note 31).

In 2018, the Company drew on the remaining US$60 million available on the Credit Facility throughout the year, bringing the cumulative draws from US$20 million at December 31, 2017 to US$80 million at December 31, 2018.

The table below summarizes by quarter, the impact of the various drawdowns and the royalty proceeds on the consolidated financial statements:

			Allocation of Proceeds
Quarter	USD proceeds	CAD equivalent*	Debt *	Warrants *	Royalty liability*
Q1 2018	20,000,000	25,155,000	19,585,372	5,569,628	-
Q2 2018	11,500,000	14,768,300	12,881,631	1,886,669	-
Q3 2018	23,000,000	29,808,690	27,144,445	2,531,438	132,807
Q4 2018	10,000,000	13,280,100	12,109,314	1,170,786	-

*Exceptionally for this table Canadian dollars are not rounded to thousands of dollars.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

For the August and September 2018 draws, the holder of the long-term debt used the set-off of principal right under the Original Issue Discount (“OID”) loan agreements to settle $3,917 (US$3 million) of the amounts due to the Company under the royalty agreement by reducing the face value of the second OID loan from $21,172 to $17,255. As a result, the cash proceeds received for those two draws were $25,892.

These transactions were accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $2,639 and the reduction in the face value of the OID loan of $3,917, was recorded as a loss on extinguishment of liabilities of $1,278.

On November 14, 2018, the Company and the holder of the debt modified the terms of the four loan agreements to extend the maturity date of the Credit Facility from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on the Credit Facility will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022, the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Liminal agreed to cancel 100,117 existing warrants (Warrants #3 to 7) and issue replacement warrants to the holder of the long-term debt, bearing a term of 8 years and exercisable at a per share price equal to $1,000.00 (note 19c). The exact number of warrants to be granted will be set at a number that will result in the holder of the long-term debt having a 19.99% fully-diluted ownership level in Liminal upon issuance of the warrants, which are to be issued no later than March 20, 2019. On November 30, 2018, Warrants #3 to 7 were cancelled and 128,057 warrants to purchase common shares (“Warrants #8”), representing a portion of the replacement warrants, were issued. At the end of the agreed upon measurement period for calculating the number of new warrants to be issued, Liminal will issue the remaining replacement warrant under a new series of warrants (“Warrants #9”), which will give the holder the right to acquire preferred shares (notes 15 and 19a). The holder of the long- term debt also obtained the Company’s best efforts to support the election of a second representative of the lender to the Board of directors of the Company, and the extension of the security to the royalty agreement.

Management assessed the changes made to the previous agreements and determined that the modification should be accounted for as an extinguishment of the previous loans and the recording of new loans at their fair value determined as of the date of the modification. The fair value of the modified loans, determined using a discounted cash flow model with a market interest rate of 20.1%, was $107,704. Any cost or fees incurred with this transaction were recognized as part of the gain on extinguishment, including legal fees incurred in the amount of $434 and the improvements to the terms of the warrants. To determine this value, the Company estimated the fair value of the vested warrants (Warrants #3 to 7) and the fair value of the new warrants, excluding the 6,000 warrants that were associated with the last draw on the Credit Facility that occurred on November 22, 2018. The incremental fair value was $8,778 of which $338 pertains to Warrants #9 (note 15).

In addition, the fees incurred in regards of the Credit Facility, that were previously recorded in the consolidated statement of financial position as other long-term assets and were being amortized and recognized in the consolidated statement of operations over the original term of the Credit Facility, were recognized as part of the gain on extinguishment for an amount of $3,245.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

As a result of this transaction and the extinguishments of debt that occurred earlier in the year following the use of the set-off of principal right by the debt holder, the consolidated statement of operations for the year ended December 31, 2018, includes a gain on extinguishment of liabilities of $33,626 detailed as follows:

Gain on extinguishment of liabilities due to November 14, 2018 debt modification
Comprising the following elements:
Extinguishment of previous loans	$(155,055)
Expensing of deferred financing fees on Credit Facility	3,245
Recognition of modified loans	107,704
Expensing of increase in the fair value of the warrants	8,778
Warrants proceeds	(10)
Expensing of legal fees incurred with the debt modification	434
Gain on extinguishment of liabilities due to November 14, 2018 debt modification	$(34,904)
Loss on extinguishment of liabilities due to set-off of principal	1,278
Gain on extinguishments of liabilities	$(33,626)

2017

In 2017, the holder of the long-term debt used the set-off of principal right under the loan agreements, to settle the amounts due to the Company, following its participation in a private placement for 5,045 common shares which occurred concurrently with the closing of a public offering of common shares on July 6, 2017.

As a result, the face value of the third OID loan was reduced by $8,577, from $39,170 to $30,593. The reduction of $8,577 is equivalent to the value of the shares issued at the agreed price of $1,700.00 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $4,134 and the amount recorded for the shares issued of $8,325 was recorded as a loss on extinguishment of a liabilities of $4,191.

17.	Operating and finance lease inducements and obligations

December 31,
2018
Finance lease obligations	$818
Deferred operating lease inducements and obligations	6,876
$7,694
Less current portion of operating and finance lease inducements and obligations (note 13)	(5,844)
$1,850

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

All operating and finance lease inducements and obligations were transferred to right-of-use assets following the adoption of IFRS 16 on January 1, 2019 (note 4a).

18.	Other long-term liabilities

	December 31,	December 31,
	2019	2018
Royalty payment obligations (a)	$3,148	$3,077
License acquisition payment obligation (b)	1,302	2,726
Other employee benefit liabilities	2,554	2,399
Other long-term liabilities	-	330
	$7,004	$8,532
Less:
Current portion of royalty payment obligations (note 13)	(3,043)	(68)
Current portion of license acquisition payment obligation (note 13)	(1,302)	(1,363)
Current portion of other employee benefit liabilities (note 13)	(2,374)	(1,406)
	$285	$5,695

a)	Royalty payment obligations

i) Royalty payment obligations to the holder of the long-term debt

During the second quarter of 2018, the Company signed a royalty agreement with the holder of the long-term debt at the same time as certain conditions pertaining to the second advance of the Credit Facility were modified. As a result of the agreement, the Company obtained the right to receive US$1.5 million milestone payments upon each draw of the second tranche of the Credit Facility in exchange for increasing royalty entitlements on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The agreement includes a minimum royalty payment of US$5,000 per quarter until approximately 2033 and a liability of $131 was recognized in the consolidated statement of financial position at December 31, 2019 representing the discounted value of the minimum royalty payments to be made until the expiry of the patents covered by the agreement, using a discount rate of 18.57% ($138 at December 31, 2018). In the case where royalties based on revenues became payable, the minimum royalty previously paid would be deducted from future remittances.

On November 14, 2018, as part of the debt modification agreement, the royalty rate was increased from 1.5% to 2% on future revenues relating to the specified patents and the right to receive the final US$1.5 million milestone payment was foregone.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

ii) Royalty payment obligation for reacquired rights

As part of the consideration given by the Company in 2016 for the reacquisition of the rights to 50% of the worldwide profits pertaining to the sale of plasminogen for the treatment of plasminogen congenital deficiency which were previously granted to a licensee under a license agreement, the Company agreed to make royalty payments on the sales of plasminogen for congenital deficiency, using a rate of 5% up to a total of US$2.5 million. If by December 2020 the full royalty obligation has not been paid, the unpaid balance will become due. The Company has recognized a royalty payment obligation of $2,978 (US$2.3 million) in the consolidated statement of financial position at December 31, 2019 ($2,898; US$2.3 million at December 31, 2018), representing the discounted value of the expected royalty payments to be made until December 2020, using a discount rate of 9.2%.

b)	Licence acquisition payment obligation

In consideration for acquiring a license in January 2018 (note 11), the Company agreed to pay an equivalent of US$3 million; US$1 million on the date of the transaction, and US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Company. A $1,302 financial liability has been recognised as at December 31, 2019 for the last payment due in January 2020 ($2,726 at December 31, 2018).

19.	Share capital and other equity instruments

On July 5, 2019, the Company performed a one thousand-to-one share consolidation of the its common shares, stock options, restricted share units and warrants. The quantities and per unit prices presented throughout the consolidated financial statements, including this note, have been retroactively adjusted to give effect to the share consolidation.

a)	Share capital

Authorized and without par value

Common shares: unlimited number authorized, participating, carrying one vote per share, entitled to dividends.

Preferred shares: unlimited number authorized, issuable in one or more series.

-

Series A preferred shares : unlimited number authorized, no par value, non-voting, ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable, redeemable at the redemption amount offered for the common shares upon a change in control event.

The share capital issued and outstanding at December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
	Number	Amount	Number	Amount
Issued common shares	23,313,164	$932,951	720,306	$583,517
Share purchase loan to a former officer	-	-	-	(400)
Issued and fully paid common shares	23,313,164	$932,951	720,306	$583,117

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Changes in the issued and outstanding common shares during the year ended December 31, 2019 and 2018 were as follows:

	2019		2018
	Number	Amount	Number	Amount
Balance - beginning of year	720,306	$583,117	710,549	$575,150
Issued to acquire assets	4,420	1,326	1,113	1,960
Issued to acquire non-controlling interest (note 20)	-	-	4,712	3,629
Exercise of stock options (note 19b)	-	-	1,677	1,073
Shares issued pursuant to a restricted share units plan (note 19b)	-	-	310	554
Shares issued pursuant to debt restructuring	15,050,312	228,915	-	-
Shares issued for cash	7,536,654	118,648	1,945	751
Shares released from escrow	-	400	-	-
Shares issued in payment to suppliers	1,472	545	-	-
Balance - end of year	23,313,164	$932,951	720,306	$583,117

2019

In November 2018, the Company entered into an ”At-the-Market” (“ATM”) Equity Distribution Agreement (“EDA”) under which the Company is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. The Company issued a total of 12,865 common shares at an average price of $327.55 per share under the ATM in January and February 2019, for aggregate gross proceeds of $4,214, less transaction costs of $248 recorded in deficit, for total net proceeds of $3,966. The use of the ATM facility was suspended concurrently with our Nasdaq registration.

On January 29, 2019, the Company issued 4,420 common shares in settlement of second payment due for the license acquisition payment obligation (note 18) and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

On April 23, 2019, the Company issued 15,050,312 common shares as part of the debt restructuring (note 16). The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party. The difference between the adjustment to the carrying value of the loan of $141,536 and the amount recorded for the shares issued of $228,915 was recorded as a loss on extinguishment of a loan of $87,379.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Concurrently with the debt restructuring, the Company closed two private placements for 4,931,161 common shares at a subscription price rounded to the nearest two decimals of $15.21 for gross proceeds of $75,000, less transaction costs of $4,802 recorded in deficit, for total net proceeds of $70,198. SALP’s participation in the private placement was for gross proceeds to the Company of $25,000.

In May 2019, the Company announced a Rights Offering to the holders of its common shares at the close of business on May 21, 2019 to subscribe for up to 20 additional common shares, for each share they held,  for a subscription price rounded to the nearest two decimals of $15.21 per common share. The Right Offering was subject to a proration to ensure that no more than $75,000 was raised. In June 2019, the Company issued 2,592,628 common shares for gross proceeds of $39,434 as part of the Right Offerings less transactions costs of $271 recorded in deficit, for total net proceeds of $39,163.

2018

On January 29, 2018, the Company issued 742 common shares in partial payment for the acquisition of a license (note 11) and 371 common shares to acquire an option to buy production equipment. Based on the $1760 share price on that date, the values attributed to the shares issued were $1,960.

On April 27, 2018, the Company reacquired the non-controlling shareholders’ 13% interest in Prometic Bioproduction Inc. in exchange for the issuance of 4,712 common shares of the Company. Based on the $770.00 share price on that date, the value attributed to the shares issued was $3,629 (note 19).

In the year ended December 31, 2018, the Company has issued a total of 1,945 common shares at an average price of $386.12 per share under the ATM for aggregate gross proceeds of $751, less transaction costs of $23 recorded in deficit, for total net proceeds of $728.

b)	Contributed surplus (Share-based payments)

Stock options

The Company has established a stock option plan for its directors, officers, employees and service providers. The plan provides that the aggregate number of shares reserved for issuance at any time under the plan may not exceed 3,749,714 common shares and the maximum number of common shares, which may be reserved for issuance to any individual, may not exceed 5% of the outstanding common shares. The stock options issued under the plan may be exercised over a period not exceeding ten years from the date they were granted. All stock options granted since May 2017 have a contractual life of 10 years. Stock options issued prior to May 2017 had a life of five years.

The vesting period of the stock options varies from immediate vesting to vesting over a period not exceeding 6 years. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. The vesting conditions are established by the Board of Directors on the grant date. The exercise price is based on the weighted average share price for the five business days prior to the grant.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Changes in the number of stock options outstanding during the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019		2018		2017
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
Balance - beginning of year	21,625	$1,464.49	14,256	$1,782.70	14,220	$1,406.24
Granted	2,218,810	33.13	10,837	755.97	3,720	1,993.06
Forfeited	(16,774)	159.61	(377)	1,933.34	(599)	2,535.18
Exercised	-	-	(1,681)	376.10	(3,081)	155.03
Cancelled	(11,713)	1,237.94	-	-	-	-
Expired	(2,084)	1,176.20	(1,410)	408.43	(4)	127.50
Balance - end of year	2,209,864	$38.72	21,625	$1,464.49	14,256	$1,782.70

2019

On January 24, 2019, 1,622 stock options were granted at an exercise price of $300.00 and vesting on December 31, 2019. On June 4, 2019, 1,794,224 stock options were granted to management at a strike price of $36.00 of which 248,825 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714 stock options were issued at a strike price of $27.00 of which 60,717 stock options vested immediately and the remaining vest over a period up to four years. On September 3, 2019, 71,250 stock options were issued at a strike price of $11.99 and on December 3, 2019, 100,000 stock options were issued at a strike price of $7.86, both of these grants having a vesting period of up to four years. The weighted average grant date fair value of the stock options issued in 2019 was $12.74.

In June and August 2019, the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 11,084 stock options with a weighted average exercise price of $1,256.73 were cancelled. There was no exercise of stock options in 2019.

2018

During the year ended December 31, 2018, 10,837 stock options having a contractual term of 10 years and a vesting period of up to four years were granted.

During the year ended December 31, 2018, 1,681 stock options were exercised resulting in cash proceeds of $635 and a transfer from contributed surplus to share capital of $438. The weighted average share price on the date of exercise of the options during the year ended December 31, 2018 was $1,044.16.

2017

During the year ended December 31, 2017, 175 and 3,545 options having a contractual term of five and ten years, respectively, and a vesting period of up to four years were granted.

During the year ended December 31, 2017, 3,081 stock options were exercised resulting in cash proceeds of $481 and a transfer from contributed surplus to share capital of $330. The weighted average share price on the date of exercise of the stock options during the year ended December 31, 2017 was $1,713.31.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

The Company uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Expected dividend rate	-	-	-
Expected volatility of share price	45.0%	66.1%	61.8%
Risk-free interest rate	1.4%	2.1%	1.2%
Expected life in years	7.2	7.9	6.7
Weighted average grant date fair value	$12.74	$221.64	$1,181.38

At December 31, 2019, stock options issued and outstanding by range of exercise price are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$7.86 - $27.00	407,788	9.6	$19.68	74,705	$27.00
$36.00	1,794,224	9.4	36.00	311,605	36.00
$390.00 - 3,190.00	7,852	5.8	1647.67	6,490	1,758.22
	2,209,864	9.4	$38.72	392,800	$62.74

A share-based payment compensation expense of $12,212 was recorded for the stock options for the year ended December 31, 2019 ($3,372 and $3,436 for the year ended December 31, 2018 and 2017 respectively).

Restricted share units (“RSU”)

The Company has established an equity-settled restricted share units plan for executive officers of the Company, as part of its incentive program designed to align the interests of its executives with those of its shareholders, and in accordance with its Long-Term Incentive Plan. The vesting conditions are established by the Board of Directors on the grant date. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. Each vested RSU gives the right to receive a common share.

Changes in the number of RSU outstanding during the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Balance - beginning of year	18,299	9,799	9,237
Granted	12,564	10,329	7,449
Expired	-	(1,578)	(3,157)
Forfeited	(409)	(19)	(539)
Released	-	(232)	(3,191)
Paid in cash	(8,396)	-	-
Cancelled	(4,493)	-	-
Balance - end of year	17,565	18,299	9,799

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

2019

On January 31, 2019, the Company granted 12,564 RSU at a grant price of $300.00 and a one-year vesting period. On May 30, 2019, the Company decided to vest the 12,564 RSU and the employees were given the choice to receive the then current value of the shares in cash or to receive the shares at a later date. As a result, 8,396 RSU were released and paid in cash resulting in a reduction to contributed surplus of $421.

On May 7, 2019 the 12,886 performance‑based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting units was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. Historically, the Company has always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,305 units.

At December 31, 2019, 13,262 vested RSU and 4,303 unvested RSU were outstanding. Share-based payments compensation expense of $9,818 was recorded during the year ended December 31, 2019.

2018

On December 4, 2018, the Company granted 10,329 RSU to management (the “2018-2020 RSU”) with a time period to meet the vesting conditions extending to December 31, 2020. The grant included 2,374 units that vest at a rate of 33.3% at the end of each year and become available for release at the time of vesting, and 7,955 units that have performance-based conditions with a scaling payout depending on performance (ranging from 0% to 150%). These 2018-2020 performance-based RSU have since been converted into time-vesting RSU at 100% in 2019 as mentioned above.

Share-based payments compensation expense of $3,350 was recorded during the year ended December 31, 2018.

2017

During 2017, the Board decided to replace 1,221 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued on April 11, 2017. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

Share-based payments compensation expense of $5,226 was recorded during the year ended December 31, 2017.

On November 24, 2017, the Company granted 6,091 RSU to management (the “2017-2019 RSU”), with a time period to meet the vesting conditions extending to December 31, 2019. The grant included 1,083 units that vest at a rate of 33.3% at the end of each year and become available for release at the time of vesting, and 5,008 units that have performance-based conditions with a scaling payout depending on performance. These 2017‑2019 performance based RSU were subsequently converted into time vesting RSU in 2019, at 100% of target as mentioned above.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 as indicated in the following table:

	2019	2018	2017
Cost of sales and other production expenses	$107	$299	$370
Research and development expenses	7,137	2,295	4,150
Administration, selling and marketing expenses	14,786	4,128	4,142
	$22,030	$6,722	$8,662

c)	Warrants

The following table summarizes the changes in the number of warrants outstanding during the years ended December 31, 2019 and 2018:

	2019		2018
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance of warrants - beginning of year	153,611	$1,028.35	121,671	$2,109.21
Issued for cash	19,402	156.36	-	-
Issued to acquire assets	-	-	4,000	3,000.00
Cancelled - loan modification	(168,735)	872.51	(100,117)	2,384.42
Issued - loan modification	168,735	15.21	128,057	1,000.00
Expired	(278)	6,390.00	-	-
Balance of warrants - end of year	172,735	$84.33	153,611	$1,028.35
Balance of warrants exercisable - end of year	170,735	$50.17	149,611	$975.64

2019

On February 22, 2019, pursuant to modifying the fourth loan agreement (note 16), the Company issued 19,402 warrants, Warrants #9, having an exercise price of $156.36. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss (note 15).

On April 23, 2019, as part of the debt restructuring (note 16), 168,735 warrants (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of new warrants, Warrants #10, that will be exercisable at an exercise price of $15.21 per common share and expire on April 23, 2027. The increase in the fair value of the replacement warrants compared to those cancelled was $408 at the date of the modification and was recorded in shareholders’ equity – warrants with the corresponding expense recorded as part of the loss on extinguishment of liabilities due to the debt restructuring.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

2018

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Company issued Warrants #7 to the holder of the long-term debt. Further details concerning the credit facility are provided in note 13. Warrants #7  consist of 54,000 warrants from which 10,000 warrants were exercisable as of the date of the agreement and the remaining 44,000 warrants become exercisable as and if the Company draws upon the credit facility in increments of US$10 million; 5,000 warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and 6,000 warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1,700.00. The warrants expire on June 30, 2026. Although the warrants are presented as issued in the warrant table above as of November 30, 2017, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As the Company drew an amount of US$10 million on the Credit Facility on each of January 22, February 23, April 30, August 2, September 21, and November 22, 2018, the amounts received were allocated to the debt and the Warrants #7 that vested upon the draw, based on their fair value at the time of the drawdown. The aggregate value of the proceeds attributed to the warrants that became exercisable on those dates was $11,159, which was recorded in equity.

On January 29, 2018, the Company issued 4,000 warrants to acquire common shares, as consideration for a license (note 11). The warrants have an exercise price of $3,000.00 per share and expire after five years. The first 2,000 warrants become exercisable after one year while the second 2,000 warrants become exercisable after two years. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 14, 2018, an agreement was signed between the Company and the holder of the long-term debt to extend the maturity of the three OID loans and the Credit Facility (note 13). As part of the cost for the debt modification, the Company proceeded on November 30, 2018 to cancel 100,117 existing warrants (Warrants #3 to 7) and replace them with 128,057 new warrants (Warrants #8), each giving the holder the right to acquire one common share at an exercise price of $1000.00 per share, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on November 30, 2026. A payment of $10 was received from the holder of the long-term debt as part of this transaction. The increase in the fair value of the replacement warrants compared to those cancelled was $8,440 at the date of the modification. This value in addition to the payment received was recorded in shareholders’ equity – warrants and the corresponding debit was recorded against the gain on extinguishment of liabilities relating to the debt modification.

The warrants outstanding as at December 31, 2019, their exercise price, expiry rate and the overall weighted average exercise price are as follows:

Number	Expiry date	Exercise price
4,000	January 2023	3,000.00
168,735	April 2027	15.21
172,735		$84.33

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

20.	Non-controlling interests

The interests in the subsidiaries for which the Company holds or held less than 100% interest for the three-year period ended December 31, 2019 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by group
			2019	2018	2017
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	87%
Pathogen Removal and Diagnostic Technologies Inc.	Corporate	Delaware, U.S.	77%	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%	73%

The non-controlling interest (“NCI”) in Prometic Bioproduction Inc.’s owned 13% of the common shares until April 2018, when the Company acquired these shares. Until that time, the NCI in Prometic Bioproduction Inc. was attributed its share of the operating results and the financial position of the entity.

Summarized financial information for the entities having a non-controlling interest at December 31, 2019, 2018 and 2017 is provided in the following tables. This information is based on amounts before inter-company eliminations.

2019

Summarized statement of financial position:

	PRDT	NantPro
Receivables (current)	$9	$-
Capital and intangible assets (long-term)	156	-
Trade and other payables (current)	(748)	-
Intercompany loans and lease inducements and obligations (long-term)	(15,956)	-
Total equity (negative equity)	$(16,539)	$-
Attributable to non-controlling interests	$(7,255)	$-

Summarized statement of operations:

	PRDT	NantPro
Revenues or services rendered to other members of the group	$585	$-
Cost of sales and production	(132)	(1,213)
Research and development expenses	(215)	-
Administration and other expenses	(896)	(13)
Impairment loss	(129)	-
Net loss and comprehensive loss	$(787)	$(1,226)
Attributable to non-controlling interests	$(713)	$(331)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

2018

Summarized statement of financial position:

	PRDT	NantPro
Capital and intangible assets (long-term)	$351	$-
Trade and other payables (current)	(613)	-
Intercompany loans (long-term)	(15,672)	-
Total equity (negative equity)	$(15,934)	$-
Attributable to non-controlling interests	$(6,542)	$-

Summarized statement of operations:

	PRDT	NantPro
Revenues or services rendered to other members of the group	$839	$-
Cost of sales and production	(190)	(10,526)
Research and development expenses	(179)	(30)
Administration and other expenses	(1,001)	(131)
Impairment loss	-	(141,025)
Net loss and comprehensive loss	$(531)	$(151,712)
Attributable to non-controlling interests	$(641)	$(40,962)

2017

Summarized statement of financial position:

	PBP	PRDT	NantPro
Investment tax credits receivables and other current assets	$13,250	$-	$-
Capital and intangible assets (long-term)	20,427	398	141,025
Trade and other payables (current)	(6,965)	(417)	-
Intercompany loans (long-term)	(120,789)	(15,003)	-
Total equity (negative equity)	$(94,077)	$(15,022)	$141,025
Attributable to non-controlling interests	$(10,722)	$(5,901)	$38,070

Summarized statement of operations:

	PBP	PRDT	NantPro
Revenues or services rendered to other members of the group	$3,712	$181	$-
Cost of sales and production	(1,635)	-	-
Research and development expenses	(34,027)	(335)	(17,482)
Administration and other expenses	(4,587)	(957)	(210)
Net loss and comprehensive loss	$(36,537)	$(1,111)	$(17,692)
Attributable to non-controlling interests	$(4,750)	$(779)	$(4,776)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

For all years presented, the losses allocated to the NCI in the consolidated statements of operations, per subsidiary are as follows:

	2019	2018	2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$-	$(927)	$(4,750)
Pathogen Removal and Diagnostic Technologies Inc.	(713)	(641)	(778)
NantPro Biosciences, LLC	(331)	(40,962)	(4,777)
Total non-controlling interests	$(1,044)	$(42,530)	$(10,305)

The NantPro Biosciences, LLC (“NantPro”) non-controlling interest’s share in the funding of the subsidiary by Liminal was $331 for the year ended December 31, 2019 ($2,892 for the year ended December 31, 2018 and $4,776 for the year ended December 31, 2017) and has been presented in the consolidated statements of changes in equity. The share of the NCI in the NantPro statement of financial position is $nil at December 31, 2019 and 2018.

The share of the NCI in Pathogen Diagnostic Technologies Inc. statement of financial position represents an asset on the Company’s consolidated statement of financial position of $7,255 and $6,542 at December 31, 2019 and 2018 respectively.

21.	Capital disclosures

	2019	2018
Warrant liability	$-	$157
Finance lease obligations	-	818
Lease liabilities	38,237	-
Long-term debt	8,834	125,804
Total equity (deficiency)	94,934	(63,146)
Cash and cash equivalents	(61,285)	(7,389)
Total capital	$80,720	$56,244

The Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, administration, selling and marketing expenses, working capital and overall expenditures on capital and intangible assets. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, whenever possible. The Company is subject to one externally imposed capital requirement (note 16) and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2018.

22.	Revenues from continuing operations

	2019	2018	2017
Revenues from the sale of goods	$4,734	$23,874	$1,469
Milestone and licensing revenues	-	-	19,724
Revenues from the rendering of services	34	260	120
Rental revenue	136	499	1,000
	$4,904	$24,633	$22,313

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

All the rental revenues are generated from subleasing right-of-use assets.

In August 2017, the Company entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter of 2017. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Liminal. The Company wrote-off the accounts receivable to bad debt expense as at December 31, 2017 (note 32b).

23.	Supplemental information regarding the consolidated statements of operations

Year ended December 31	2019	2018	2017
a) Government assistance included in research and development
Gross research and development expenses	$75,686	$94,841	$101,946
Research and development tax credits	(572)	(3,175)	(1,554)
	$75,114	$91,666	$100,392

b) Finance costs
Interest accretion on long-term debt	$7,874	$18,856	$7,686
Amortization of fees for Credit Facility	10	2,625	208
Other interest expense, transaction and bank fees	594	886	384
Interest expense on lease liabilities	7,068	-	-
Interest income	(753)	(307)	(313)
	$14,793	$22,060	$7,965

c) Employee compensation expense
Wages and salaries	$48,846	$46,775	$44,211
Employer's benefits	8,263	8,377	8,556
Share-based payments expense	22,030	6,722	8,662
	$79,139	$61,874	$61,429

24.	Pension Plan

The Company maintains a defined contribution pension plan for its permanent employees. The Company matches the contributions made by employees who elect to participate in the plan up to a maximum percentage of their annual salary. The Company’s contributions recognized as an expense for the year ended December 31, 2019 amounted to $1,495 ($1,635 and $1,596 for the years ended December 31, 2018 and 2017 respectively).

25.	Impairment losses

	2019	2018
Intangible assets (note 11)	$5,296	$142,609
Capital assets (note 9)	7,070	5,689
Option to purchase equipment	-	653
Investment in an associate (note 12)	-	1,182
Deferred revenue	-	(181)
	$12,366	$149,952

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

There were no impairment losses in 2017.

2019

During the year, the Company, headed by its new Chief Executive Officer, or CEO, has been evaluating its intellectual property and the related market opportunities in the context of the Company’s financial situation and has made further decisions about the areas the Company will or will not pursue.

One of these decisions is to no longer pursue further indications relating to the human-plasma protein plasminogen. As such, the Company decided it would retain sufficient staff to complete and resubmit a Biological License Application (“BLA”) for congenital plasminogen deficiency and to build ongoing manufacturing supply, but then it would cease all R&D activities in the plasma-derived therapeutics segment not relating to Ryplazim®. Because of this, the Company’s long-term production forecasts for plasminogen were reduced and it was decided that one of its planned manufacturing facilities and a technical transfer facility would no longer be required. The Company also intends to close its R&D facility in Rockville, MD by the end of 2020. Consequently, the capital and intangible assets in the Plasma-derived therapeutics segment that were no longer to be used as originally planned were reviewed for impairment and written-down to their net recoverable value determined as the fair value less cost of disposal using a market approach. The Company assessed the resale value of the property, plant and equipment, the licenses and patents, in their present condition, less cost of disposal and consequently, recorded an impairment of $7,070 and $4,535 on capital assets and intangible assets for the year ended December 31, 2019.

In reviewing its portfolio of compounds in the Small molecule therapeutics segment, the Company identified compounds that where not within the areas of fibrosis on which it intends to focus and evaluated the net recoverable value of those related patents as $nil, determined as the fair value less cost of disposal using a market approach. An impairment on intangible assets of $634 was recognized for the year ended December 31, 2019.

As a result of the bioseparations business sale, some intellectual property including patents retained by the company are no longer expected to be developed. The company evaluated the net recoverable value of those patents is $nil, using a fair value less cost of disposal using a market approach. An impairment on intangible assets of $127 was recognized for the year ended December 31, 2019.

2018

As a result of various events affecting the Company during 2018, including; 1) the delay of the commercial launch of Ryplazim® following the identification by the FDA of a number of changes required in the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA submission for congenital plasminogen deficiency, 2) the Company’s limited financial resources since the fourth quarter of 2018, which significantly delayed manufacturing expansion plans and resulted in the Company focusing its resources on the resubmission of the Ryplazim® BLA; 3) the recognition of the larger than anticipated commercial opportunities for Ryplazim®, and 4) the change in executive leadership in December 2018, the Company modified its strategic plans during the fourth quarter to focus all available plasma-derived therapeutic segment resources on the manufacturing and development of Ryplazim®, for the treatment of congenital plasminogen deficiency and other indications.

These changes and their various impacts prompted Management to perform an impairment test of the IVIG cash generating unit, which includes assets such as the licenses held by NantPro and Prometic Biotherapeutics inc. amongst others, manufacturing equipment located at its Canadian manufacturing facilities and the CMO facility at December 31, 2018, and to review whether other assets pertaining to follow-on proteins might be impaired.

In regards to the IVIG CGU, the substantial work, time and investment required to complete a robust CMC package for IVIG prior to the BLA filing, the limited resources available to complete the CMC section and the reduction of the forecasted IVIG production capacity at all plants will significantly delay the commercialisation

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

of IVIG compared to previous timelines and as a result, cash inflows beginning beyond 2023 were not considered in the determination of the value in use due to the inherent uncertainty in forecasting cash flows beyond a five year period. As a result, the value in use for the IVIG CGU was $nil. Management also evaluated the fair value less cost to sell and determined that this value would also approximate $nil.

Consequently, impairment losses for the carrying amounts of the NantPro license and a second license acquired in January 2018, giving the rights to use IVIG clinical data and the design plans for a plant with a production capacity in excess of current needs, of $141,025 and $1,584, respectively, were recorded.

The Company acquired an option to purchase equipment located in Europe in January 2018 whose purchase was settled by the issuance of common shares as described in note 19a. An impairment was subsequently recorded on the option to purchase equipment in the amount of $653 since the likelihood of exercising this option is low in view of the current manufacturing and production plans.

Finally, an impairment of $5,689 was recorded on IVIG production equipment, to reduce its value to the fair value less cost to sell. When performing the impairment test in the previous year, a pre-tax discount rate of 17.33% was used to calculate the value in use at November 30, 2017 equivalent to a post-tax discount rate of 11.87%.

Management also reviewed the carrying amount of its investment in ProThera, as this represents an investment in follow-on proteins the Company had acquired, since the resources for further advancement of these assets are currently limited due to the focus on Ryplazim®.

The uncertainty of future cash flows for product candidates that have not yet commenced phase 1 trials was an important consideration is making these estimates. As a result, the Company recorded an impairment on its investment in an associate of $1,182 and the fair value of the investment in convertible debt was also reduced to $nil. The value in use and the fair value less cost to sell of the investment in an associate were estimated to approximate $nil, as was the fair value of the convertible debt.

Of the impairment losses recognized for the year ended December 31, 2018, $148,770 pertain to the plasma-derived therapeutics segment. The remainder of the impairment losses recognized did not belong to any segment.

26.	Income taxes

The income tax recovery reported in the consolidated statement of operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Current income taxes	$(348)	$(5,822)	$(2,691)
Deferred income taxes	111	(13,815)	(11,611)
Income tax recovery from continuing operations	(237)	(19,637)	(14,302)
Income taxes from discontinued operations (note 5)	41	(382)	(450)
Total income tax recovery	$(196)	$(20,019)	$(14,752)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

The following table provides a reconciliation of the income tax recovery calculated at the combined statutory income tax rate to the income tax recovery for both continuing and discontinued operations, recognized in the consolidated statements of operations:

	2019	2018	2017
Net loss before tax from continuing operations	$(234,461)	$(259,465)	$(136,252)
Net income before tax from discontinued operations	27,512	1,550	1,464
Combined Canadian statutory income tax rate	26.6%	26.7%	26.8%
Income tax at combined income tax rate	(55,048)	(68,863)	(36,123)

Increase (decrease) in income taxes resulting from:
Unrecorded potential tax benefit arising from current-period losses and other deductible temporary differences	31,962	29,693	35,568
Effect of tax rate differences in foreign subsidiaries	4,989	4,481	(2,513)
Non-deductible or taxable items	(696)	6,074	(1,132)
Change in tax rate	1,609	242	(6,175)
Write off of previously recognized tax losses	-	22,415	-
Non-deductible loss (taxable gain) on debt renegociation	24,572	(8,784)	-
Recognition of previous years unrecognized deferred tax assets	-	-	(1,221)
Research and development tax credit	(740)	(5,072)	(4,193)
Foreign withholding tax	-	-	1,039
Non-taxable gain on disposition of subsidiary (note 5)	(6,903)	-	-
Other	59	(205)	(2)
Income tax recovery	$(196)	$(20,019)	$(14,752)

The following table presents the nature of the deferred tax assets and liabilities that make up the deferred tax assets and deferred tax liabilities balance at December 31, 2019 and 2018.

	Intangible assets	R&D expenses	Losses	Other	Total
As at January 1, 2018 Deferred tax liabilities	$27,481	$(938)	$(12,160)	$21	$14,404
Charged (credited) to profit or loss	(27,481)	320	13,356	(9)	(13,814)
Charged (credited) to profit and loss (foreign exchange)	-	-	(1,196)	-	(1,196)
As at December 31, 2018 Deferred tax assets	$-	$(618)	$-	$12	$(606)
Charged (credited) to profit and loss	-	111	-	(24)	87
Derecognized - discontinued operations (note 5)	-	-	-	12	12
As at December 31, 2019 - Deferred tax assets	$-	$(507)	$-	-	$(507)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Available temporary differences not recognized at December 31, 2019 and 2018 are as follows:

	2019	2018
Tax losses (non-capital)	$416,816	$461,123
Tax losses (capital)	-	36,951
Unused research and development expenses	115,491	86,255
Undeducted financing expenses	21,258	19,007
Interest expenses carried forward	5,358	7,433
Trade and other payable	4,022	1,579
Capital assets	4,673	1,753
Intangible assets	81,899	88,980
Start-up expense	4,569	4,290
Unrealized loss on exchange rate	6,612	-
Other	938	1,252
	$661,636	$708,623

At December 31, 2019, the Company has non-capital losses of $425,592 of which $416,816 are available to reduce future taxable income for which the benefits have not been recognized. These losses expire at various dates from 2027 to 2039 (except for the non-capital losses in the U.K. and U.S. losses that arose after 2017 which do not expire). The Company had capital losses of $36,951 which are no longer available since the refinancing transaction of April 23, 2019. At December 31, 2019, the Company also has unused research and development expenses of $117,403 of which $115,491 are available to reduce future taxable income for which the benefits have not been recognized. These deductible expenses can be carried forward indefinitely.

At December 31, 2019, the Company also had unused federal tax credits available to reduce future income tax in the amount of $10,800 expiring between 2023 and 2039. Those credits have not been recorded and no deferred income tax assets have been recognized in respect to those tax credits. Credits in an amount of $1,268 was recorded in the current taxation year to shelter an income tax expense for prior taxation years as well as the current year.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

The unused non-capital losses expire as indicated in the table below:

	Canada		Foreign
At December 31, 2019	Federal	Provincial	Countries
Losses carried forward expiring in:
2027	$3,510	$3,495	$4,877
2028	-	-	5,645
2029	76	76	2,716
2030	977	977	5,487
2031	855	855	6,518
2032	4,215	3,975	-
2033	8,761	8,261	-
2034	9,156	10,667	2,592
2035	30,273	22,668	13,368
2036	25,800	25,695	23,799
2037	36,165	36,156	32,763
2038	24,109	24,128	-
2039	38,591	38,589	-
	$182,488	$175,542	$97,765
Not expiring - UK	-	-	94,805
Not expiring - US (post 2017)	-	-	50,538
	$182,488	$175,542	$243,108

As a result of the discontinued operations, UK tax losses in an amount of $28,427 are no longer available to the Company.

As a result of the conversion of the parent's debt into Liminal shares on April 23, 2019, more than 50% of the issued shares of Liminal were owned by a single shareholder at December 31, 2019. US tax rules impose restrictions that will impact how $246,708 of losses are available to shelter income in future taxation years. As a result of the US restrictions, approximately $114,283 of losses will no longer be available to the Company and are not presented in the available tax loss table presented above. The utilization of the remainder of the Company’s available U.S. tax losses included under foreign tax loss carryforwards above are subject to restrictions, and management is evaluating strategies to be able to benefit from them. The Company has $15,820 of U.S. tax loss carryforwards which arose after April 23, 2019 not subject to these limitations. A deferred tax asset has not been recognized for any loss carryforwards at December 31, 2019.

27.	Basic and diluted earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for any bonus element.

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of operations have been adjusted in order to reflect the effect of the bonus element of the Rights Offering that occurred in June 2019 and the share consolidation that took place on July 5, 2019 (note 19).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

28.	Segmented information

The Company has two operating segments at December 31, 2019 which are the small molecule therapeutics segment, and the plasma-derived therapeutics segment. In previous financial statements, the Company also presented results for the bioseparations segment but since the sale of the bioseparation business on November 25, 2019 (note 5), those operations are presented as discontinued operations in the consolidated statements of operations. Prior periods have been restated to present the existing segments at the reporting date.

Small molecule therapeutics: The segment is a small molecule drug discovery platform focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including conditions of the lung, liver and kidney that have high unmet medical need. Our lead small product candidate, fezagepras (PBI 4050), is currently being developed for the treatment of respiratory diseases and for the treatment of Alström Syndrome.

Plasma-derived therapeutics: The segment develops manufacturing processes, based on Liminal’s own affinity chromatography technology, to provide efficient extraction and purification of therapeutic proteins from human plasma, the Plasma Protein Purification System (PPPSTM), a multi-product sequential purification process. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) (“Ryplazim®”).

The reconciliation to the consolidated statement of operations column includes the elimination of intercompany transactions between the segments and the remaining activities not included in the above segments. These expenses generally pertain to public entity reporting obligations, investor relations, financing and other corporate office activities.

The accounting policies of the segments are the same as the accounting policies of the Company. The operating segments results include intercompany transactions between the segments which are done in a manner similar to transactions with third parties.

a) Revenues and expenses by operating segments:

For the year ended December 31, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$34	$4,736	$134	$4,904

Cost of sales and other production expenses	-	2,633	130	2,763
Manufacturing and purchase cost of product candidates used for R&D activities	132	37,107	(195)	37,044
R&D - Other expenses	15,419	22,366	285	38,070
Administration, selling and marketing expenses	4,709	8,368	32,206	45,283
Segment loss	$(20,226)	$(65,738)	$(32,292)	$(118,256)
Gain on foreign exchange				(1,451)
Finance costs				14,056
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Impairment loss				12,366
Net loss before income taxes from continuing operations				$(234,461)
Other information
Depreciation and amortization	$779	$7,400	$679	$8,858
Share-based payment expense	4,782	4,390	12,369	21,541

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

For the year ended December 31, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$24,521	$112	$24,633

Cost of sales and other production expenses	-	25,297	410	25,707
Manufacturing and purchase cost of product candidates used for R&D activities	1,692	37,107	(132)	38,667
R&D - Other expenses	14,234	31,727	230	46,191
Administration, selling and marketing expenses	3,522	10,393	15,533	29,448
Segment loss	$(19,448)	$(80,003)	$(15,929)	$(115,380)
Loss on foreign exchange				4,696
Finance costs				22,041
Gain on extinguishments of liabilities				(33,626)
Share of losses of an associate				22
Impairment losses				149,952
Change in fair value of financial instruments measured at fair value through profit or loss				1,000
Net loss before income taxes from continuing operations				$(259,465)
Other information
Depreciation and amortization	$480	$3,644	$415	$4,539
Share-based payment expense	1,270	1,524	3,606	6,400

For the year ended December 31, 2017	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$19,724	$2,529	$60	$22,313

Cost of sales and other production expenses	-	4,014	(325)	3,689
Manufacturing and purchase cost of product candidates used for R&D activities	1,755	32,764	184	34,703
R&D - Other expenses	17,426	40,963	431	58,820
Administration, selling and marketing expenses	3,669	13,488	12,406	29,563
Bad debt expense	20,491	-	-	20,491
Segment loss	$(23,617)	$(88,700)	$(12,636)	$(124,953)
Loss (gain) on foreign exchange				(781)
Finance costs				7,889
Loss (gain) on extinguishments of liabilities				4,191
Net loss before income taxes from continuing operations				$(136,252)
Other information
Depreciation and amortization	$428	$2,880	$361	$3,669
Share-based payment expense	1,509	2,269	4,490	8,268

Information by geographic area

b) Capital, intangible and right-of-use assets by geographic area

	2019	2018
Canada	$48,309	$27,647
United States	3,141	19,287
United Kingdom	17,121	13,982
	$68,571	$60,916

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

c) Revenues by location from continuing operations

	2019	2018	2017
United States	$3,023	$22,854	$120
Canada	1,881	1,519	2,469
China	-	-	19,724
Norway	-	260	-
	$4,904	$24,633	$22,313

Revenues are attributed to countries based on the location of customers.

The Company derives significant revenues from certain customers. During the year ended December 31, 2019, there were two customers in the Plasma-derived therapeutics segment who accounted for 97% (62% and 35% respectively) of total revenue from continuing operations. For the year ended December 31, 2018, there were two customers in the Plasma-derived therapeutics segment who accounted for 93% (57% and 36% respectively) of total revenues for continuing operations. For the year ended December 31, 2017, there was one customer in the Small molecule therapeutics segment that accounted for 88% of total revenues from continuing operations.

29.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

Following the debt modification on November 14, 2018, the Company assessed whether SALP, the holder of the debt, had gained significant influence for accounting purposes, despite holding less than 20% of voting rights. The Company deemed that qualitative factors were significant enough to conclude that the holder of the debt had gained significant influence over the Company and had become a related party. SALP subsequently became Liminal’s parent Company following the debt restructuring completed on April 23, 2019.

All material transactions with SALP are disclosed in notes 15, 16, and 18a where the transactions are disclosed and otherwise in this note.

2019

The former CEO had a share purchase loan outstanding in the amount of $400 at December 31, 2018. The loan bore interest at prime plus 1% and had a maturity date of the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted Nasdaq or New York Stock Exchange listing date of Liminal’s shares. As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

During the year ended December 31, 2019 the Company paid interest on the loan with its parent, SALP, in the amount of $7,831. The Company also recorded professional fee expenses, incurred by the parent and recharged to the Company, during the year ended December 31, 3019 of $469, all of which were paid as of December 31, 2019.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

On November 11, 2019, the Company and SALP amended the April 23, 2019 loan agreement to include a non-revolving line of credit (“LOC”) with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the sale of the bioseparations operations, a licensing transaction for its product candidate Ryplazim® or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021. As at December 31, 2019 following the sale of the bioseparations operations, the amount available to be drawn on the LOC is $30,298, of which $nil has been drawn as at December 31, 2019. As at March 19, 2020, following the receipt of additional payment for the sales of the bioseparations operations, the amount available to be drawn was reduced to $29,123.

During the year ended December 31, 2019 the Company recorded $47 of research and development expenses, relating to a consulting service agreement signed with one of its directors in 2019 of which $37 remains payable as at December 31, 2019.

2018

During the year ended December 31, 2018, the Company earned interest revenues on the share purchase loan in the amount of $19 and at December 31, 2018, the unpaid interest was $31.

30.	Compensation of key management personnel

The Company’s key management personnel comprise the external directors, officers and executives which included 28 individuals in 2019, 25 individuals in 2018 and 24 individuals in 2017. The remuneration of the key management personnel during the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
Current employee benefits1)	$10,083	$5,953	$7,750
Pension costs	267	268	293
Share-based payments	16,842	3,685	6,515
Termination benefits	2,919	3,651	-
	$30,111	$13,557	$14,558

1) Current employee benefits include salaries, bonuses, other employee benefits other than those listed in the table and director fees paid in cash.

31.	Commitments

Royalties

SALP has a right to receive a 2% royalty on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The obligation under this royalty agreement is secured by all the assets of the Company until the expiry of the last patent anticipated in 2033.

In the normal course of business, the Company enters into license agreements for the market launching or commercialization of products. Under these licenses, including the ones mentioned above, the Company has committed to pay royalties ranging generally between 0.5% and 12.0% of net sales from products it commercializes and 3% of license revenues in regard to certain small molecule product candidates.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Other commitments

The Company signed a long-term manufacturing contract with a third party which provides the Company with additional manufacturing capacity (the “CMO contract”). In connection with this CMO contract, the Company has committed to a minimum annual spending of $7,000 for 2020 and $9,000  for 2021 to 2030 (the end of the initial term) which includes all expenditures under the contract. As of December 31, 2019, the remaining payment under the CMO contract was $98,921 or $48,734 after deduction of the minimum lease payments under the CMO contract recognized in the consolidated financial statements as a lease liability following the adoption of IFRS 16 (note 14). As at December 31, 2019, total commitment remaining under the CMO agreement that are not recognized in the lease liability are as follows:

	Within 1 year	2 - 5 years	Later than 5 years	Total
CMO operating expense commitment	$3,464	$20,761	$24,509	$48,734

The Company has entered into multiple plasma purchase agreements whereby it has committed to purchase varying volumes of plasma until December 31, 2022. As at December 31, 2019, the future purchase commitments are as follows:

2020	$4,816
2021	14,604
2022	4,920
$24,340

32.	Financial instruments and financial risk management

a)Fair value

The fair values of financial assets and financial liabilities for which fair value disclosure is required, together with the carrying amounts included in the statement of financial position, are as follows:

		2019		2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial liabilities
Royalty payment obligation	$3,148	$3,148	$3,077	$2,685
License acquisition payment obligations	1,302	1,302	2,726	2,492
Long-term debt	8,834	8,834	125,804	112,914

The fair value of financial liabilities at December 31, 2019 was calculated using a discounted cash flow model via the market interest rate specific to the term of the debt instruments ranging from 8.83% to 15.05% (14.43% to 21.94% at December 31, 2018).

The fair value on the tax credits receivable approximated the carrying amount since the amounts recoverable are re-assessed each reporting period, with any variations recognized in the consolidated statement of operations.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, cash equivalents, and restricted cash are considered to be level 1 fair value measurements.

The long-term receivables, royalty payment obligation, license acquisition payment obligations, and long-term debt are level 2 measurements.

The investment in convertible debt and the warrant liability are considered to be a level 3 measurements. Further discussion regarding assumptions used in determining their fair values are discussed in notes 15 and 25 respectively.

b)Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

The Company mitigates credit risk through its reviews of new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

Following the sale of its bioseparations business, the Company has limited product sales from its plasma-derived therapeutics segment and has such the Company’s exposure to customer credit risk is limited.

In August 2017, the Company entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Liminal. The Company wrote-off the accounts receivable of $18,518 to bad debt expense and reversed the withholding taxes of $1,972 that was expected to

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

be paid on this transaction as at December 31, 2017. The difference between the amount of revenue recognized and the bad debt amount is the withholding taxes that were recorded in deduction of the accounts receivable and the effect of the change in the CAD/£ exchange rate on the accounts receivable.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. The Company’s current liquidity situation is discussed in note 1.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2019:

		Contractual Cash flows
	Carrying amount	Payable within 1 year	1 - 4 years	5 years	Later than 5 years	Total

Accounts payable and accrued liabilities 1)	$22,808	$22,808	$-	$-	$-	$22,808
Long-term portion of royalty payment obligations	105	-	78	26	254	358
Lease liabilities	38,237	8,901	23,630	6,723	37,658	76,912
Long-term portion of other employee benefit liabilities	180	-	180	-	-	180
Long-term debt 2)	8,834	1,176	3,025	10,314	-	14,515
	$70,164	$32,885	$26,913	$17,063	$37,912	$114,773

1) Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

2) Under the terms of the Loan with the parent (note 16), the holder of Warrants #10 may decide to cancel a portion of the principal value of the loan as payment upon the exercise of these warrants. The maximum repayment due on the loan has been included in the above table.

Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

i)Interest risk

The Company’s interest-bearing financial liabilities have fixed rates and as such, there is limited exposure to changes in interest payments as a result of interest rate risk.

ii)Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in the U.S. and the U.K., and previously had operations in the Isle of Man (discontinued operations) and a portion of its expenses incurred are in U.S. dollars and in pounds sterling (£). Historically, the majority of the Company’s revenues have been in U.S. dollars and in £, continuing operations revenues are in U.S. dollars, which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments that have exposed the Company to foreign exchange risk have been cash and cash equivalents, short-term investments, receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. The Company manages foreign exchange risk by holding foreign currencies it received to support forecasted cash outflows in foreign currencies.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(In thousands of Canadian dollars, except for per share amounts)

As at December 31, 2019 and 2018, the Company’s net exposure to currency risk through assets and liabilities denominated respectively in U.S. dollars and £ was as follows:

	2019		2018
	Amount	Equivalent in	Amount	Equivalent in
Exposure in US dollars	in U.S. dollar	full CDN dollar	in U.S, dollar	full CDN dollar
Cash and cash equivalents	26,032,017	33,883,273	2,600,253	3,544,145
Accounts receivable	159,604	207,741	2,718,508	3,705,326
Other long-term assets	45,428	59,129	51,127	69,686
Accounts payable and accrued liabilities	(7,209,564)	(9,383,969)	(9,006,635)	(12,276,044)
Lease liabilities	(22,426,384)	(29,140,152)	-	-
Other long-term liabilities	-	-	(3,126,476)	(4,261,387)
Finance lease obligations	-	-	(600,674)	(818,719)
Long-term debt	-	-	(81,601,614)	(111,223,000)
Net exposure	(3,398,899)	(4,373,978)	(88,965,511)	(121,259,993)

	2019		2018
	Amount	Equivalent in	Amount	Equivalent in
Exposure in pounds (£)	in £	full CDN dollar	in £	full CDN dollar
Cash and cash equivalents	279,840	480,233	729,732	1,266,596
Accounts receivable	713,078	1,223,713	6,837,168	11,867,272
Income tax receivable	5,369,467	9,214,542	-	-
Accounts payable and accrued liabilities	(971,763)	(1,667,642)	(1,535,107)	(2,664,485)
Lease liabilities	(350,783)	(601,979)	-	-
Net exposure	5,039,839	8,648,867	6,031,793	10,469,383

Based on the above net exposures as at December 31, 2019, and assuming that all other variables remain constant, a 10 % depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a decrease or an increase of the consolidated net loss of approximately $437 while a 10 % depreciation or appreciation of the Canadian dollar against the £ would result in a decrease or an increase of the total comprehensive loss of approximately $865. The Company has not hedged its exposure to currency fluctuations.

33.	Subsequent events

Consistent with its strategy to limit its involvement in the plasma-derived therapeutics segment to the development of Ryplazim®, the Company decided to close its R&D facility in Rockville, MD by the end of the year and made the announcement to the employees during the first quarter of 2020. As a result of this decision, the Company will be recognizing, during the service period in 2020, an expense of approximately $1,952 (US$1.5 million) in the consolidated statement of operations representing the maximum termination benefits it has committed to pay the employees. In connection with this closure, the Company also recognized impairments on its capital assets related to this facility in 2019 (note 25).

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018 (note 11)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Liminal BioSciences Inc.

/s/ Kenneth Galbraith

Name: Kenneth Galbraith

Title: Chief Executive Officer

(Principal Executive Officer)

Date: March 20, 2020