Form 20-F/A
period 2019-12-31
Liminal BioSciences Inc.
filed 2020-08-04
CIK 1351172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

EXPLANATORY NOTE

Liminal BioSciences, Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Original Report”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2020, in response to a comment letter received from the SEC in connection with its review of the Original Report (the “Comment Letter”). In response to the Comment Letter, we have modified Part III, Item 17. “Financial Statements” in this Amendment to revise Ernst & Young LLP’s independent auditor’s report to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). In addition, we are also revising (i) Part II, Item 16G, “Corporate Governance” in order to revise our disclosure pertaining to our home country corporate governance practices and (ii) Part III, Item 19, “Exhibits” to include the certifications required by the Sarbanes-Oxley Act of 2002 in connection with the filing of this Amendment and other exhibits that were omitted from the Original Report.

This Amendment does not include the entire Form 20-F. Except as described in this Explanatory Note, this Amendment does not amend any other information set forth in the Original Report, and the Company has not updated disclosures to reflect any events that occurred subsequent to March 20, 2020.

i

PART II

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

•

Exemption from the requirement to obtain shareholder approval for certain issuances of securities pursuant to Nasdaq Rule 5635, including in connection with an acquisition of the stock or assets of another company.

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

Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

As a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

PART III

Item 17.Financial Statements.

See pages F-1 through F-63 of this Annual Report on Form 20-F/A.

Item 19.Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation of Liminal BioSciences Inc., as amended, as currently in effect.	Form S-8	333-235692	4.1	12/23/2019
1.2	By-Law No. 1 of Liminal BioSciences Inc., as amended and currently in effect.	Form S-8	333-235692	4.2	12/23/2019
1.3	By-Law No. 2 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.3	12/23/2019
1.4	By-Law No. 3 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.4	12/23/2019
2.1	Description of Securities	Form 20-F	001-39131	2.1	03/20/2020
4.1	Registration Rights Agreement, dated April 23, 2019	Form 40-F	001-39131	99.69	11/12/2019
4.2	Amendment and Waiver to Registration Right Agreement, dated March 17, 2020	Form 20-F	001-39131	4.2	03/20/2020
4.3†	Amended and Restated Stock Option Plan, dated May 10, 2017	Form 40-F	001-39131	99.59	11/12/2019
4.4†	Amended and Restated Stock Option Plan, dated June 7, 2018	Form 40-F	001-39131	99.61	11/12/2019
4.5†	Restricted Share Unit Plan, dated May 6, 2009	Form 40-F	001-39131	99.60	11/12/2019
4.6†	Restricted Share Unit Plan, dated May 9, 2018	Form 40-F	001-39131	99.62	11/12/2019
4.7†	Omnibus Incentive Plan, dated May 7, 2019	Form 40-F	001-39131	99.125	11/12/2019
4.8†	Spin-Off Shareholder Rights Plan Agreement between Prometic Life Sciences Inc., Computershare Trust Company of Canada, Prometic Biosciences Inc., Prometic Bioproduction Inc. and Prometic Biotherapeutics Inc., dated March 22, 2018	Form 40-F	001-39131	99.64	11/12/2019
4.9†	Shareholder Rights Plan Agreement between Prometic Life Sciences Inc. and Computershare Trust Company of Canada, dated March 22, 2018	Form 40-F	001-39131	99.65	11/12/2019
4.10	Third Omnibus Amendment Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 14, 2018	Form 40-F	001-39131	99.66	11/12/2019
4.11	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.67	11/12/2019
4.12	Board Observation Rights and Director Nomination Agreement, dated April 23, 2019	Form 40-F	001-39131	99.68	11/12/2019

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.13	Restructuring Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 15, 2019	Form 40-F	001-39131	99.70	11/12/2019
4.14	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.71	11/12/2019
4.15	Consolidated Loan Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 23, 2019	Form 40-F	001-39131	99.72	11/12/2019
4.16	Share Purchase Agreement, among Liminal BioSciences Inc. and Gamma Biosciences GP LLC, dated November 3, 2019	Form 6-K	001-39131	99.1	11/18/2019
4.17	First Amendment to the Consolidated Loan Agreement between Structured Alpha LP, Liminal BioSciences Inc., Prometic BioTherapeutics Inc., Liminal R&D BioSciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Liminal BioSciences Holdings Limited, Liminal BioSciences Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated November 11, 2019	Form 6-K	001-39131	99.5	11/18/2019
4.18#	Agreement PBI-1101, PBI-1402, among Prometic Biosciences Inc., Innovon Pharmaceuticals Inc., Pierre Laurin and Prometic Life Sciences Inc., dated October 17, 2001	Form 20-F	001-39131	4.18	03/20/2020
4.19#*	Assignment Agreement, among Prometic Biosciences Inc., Innovon Pharmaceuticals Inc., Pierre Laurin and Prometic Life Sciences Inc., dated May 23, 2012
4.20#*	Amendment to Entente PBI-1101, PBI–1402, among Prometic Biosciences Inc., Innovon Pharmaceuticals Inc., Pierre Laurin and Prometic Life Sciences Inc., dated December 14, 2015
4.21*	Consent and Acknowledgment, among Prometic Biosciences Inc., Innovon Pharmaceuticals Inc., Pierre Laurin and Prometic Pharma SMT Limited, dated December 14, 2015
4.22#*	Plasma Purchase Agreement between Prometic Plasma Resources Inc. and Interstate Blood Bank, Inc., dated November 6, 2015
4.23#*	Amendment No. 1 to Plasma Purchase Agreement between Prometic Plasma Resources Inc. and Interstate Blood Bank, Inc., dated February 8, 2019
4.24#	Amended and Restated License Agreement PPPS Process between Prometic Life Sciences Inc. and Hematech Biotherapeutics Inc., dated May 7, 2012	Form 20-F	001-39131	4.23	03/20/2020
4.25#*	Amendment No. 1 to Amended and Restated License Agreement PPPS Process between Prometic Life Sciences Inc. and Hematech Biotherapeutics Inc., dated December 16, 2016
4.26#	Master Services Agreement between Prometic Life Sciences Inc. and Cangene Corporation doing business as Emergent BioSolutions, dated May 15, 2015	Form 20-F	001-39131	4.25	03/20/2020

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.27	Royalty Stream Purchase Agreement, among Prometic Life Sciences Inc., Prometic Pharma SMT Limited, Prometic Biosciences Inc. and each of their affiliates and Structured Alpha LP, dated April 30, 2018	Form 20-F	001-39131	4.26	03/20/2020
4.28#*	Absorbent Supply Agreement, among Prometic Bioseparations Ltd and Prometic Bioproduction Inc., dated June 18, 2019
4.29#*	Plasma Purchase Agreement between Prometic Plasma Resources Inc. and Biotest Pharmaceuticals Corporation, dated June 26, 2017
4.30*	Notice of Assignment of Plasma Purchase Agreement, between Biotest Pharmaceuticals Corporation and Grifols Worldwide Operations Limited, dated December 10, 2018
4.31#*	Amendment No. 1 to Plasma Purchase Agreement between Prometic Plasma Resources Inc. and Grifols Worldwide Operations Limited, dated December 31, 2018
4.32#*	Amendment No. 2 to Plasma Purchase Agreement between Prometic Plasma Resources Inc. and Grifols Worldwide Operations Limited, dated November 11, 2019
4.33#*	Amended and Restated Contract Manufacturing Agreement between Prometic Life Sciences Inc. and Hematech Biotherapeutics Inc., dated May 7, 2012
8.1	List of subsidiaries of the Registrant	Form 20-F	001-39131	8.1	03/20/2020
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP
15.2*	Consent of Ernst & Young LLP
15.3	Letter of PricewaterhouseCoopers LLP dated March 20, 2020 regarding change in the Registrant’s independent registered public accounting firm.	Form 20-F	001-39131	15.3	03/20/2020
15.4	Letter of Ernst & Young LLP dated March 20, 2020 regarding change in the Registrant’s independent registered public accounting firm.	Form 20-F	001-39131	15.4	03/20/2020
101.INS	XBRL Instance Document	Form 20-F	001-39131	101.INS	03/20/2020
101.SCH	XBRL Taxonomy Extension Schema Document	Form 20-F	001-39131	101.SCH	03/20/2020
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Form 20-F	001-39131	101.CAL	03/20/2020
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Form 20-F	001-39131	101.LAB	03/20/2020
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Form 20-F	001-39131	101.PRE	03/20/2020
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Form 20-F	001-39131	101.DEF	03/20/2020

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Liminal BioSciences Inc. if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Liminal BioSciences Inc.

/s/ Kenneth Galbraith

Name: Kenneth Galbraith

Title: Chief Executive Officer

(Principal Executive Officer)

Date: August 4, 2020

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

/s/ PricewaterhouseCoopers LLP

Montreal, Canada

March 20, 2020

We have served as the Company's auditor since 2019.

Report of independent registered public accounting firm

To the shareholders and the board of directors of

Prometic Life Sciences Inc.

Opinion on the consolidated financial statements

We have audited, before the effects of the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, the consolidated statements of operations, comprehensive loss, changes in equity and cash flows of Prometic Life Sciences Inc. (the “Company”), for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively present the weighted average number of shares outstanding used in the calculation of basic and diluted EPS, the basic and diluted EPS as at December 31, 2017 following the share consolidation that occurred on July 5, 2019, as described in Note 1, and the adjustments to reflect the discontinued operations described in Note 5 to the 2019 consolidated financial statements, present fairly, in all material respects, the consolidated financial performance of the Company and its consolidated cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010. In 2019, we became the predecessor auditor.

/s/ Ernst & Young LLP

Montreal, Canada

March 27, 2018

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

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognized in the opening deficit balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and
•

for contracts that were modified before January 1, 2018, the Corporation analyzed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

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

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted by the Company on that date. The Company assessed the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

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

In regards to the IVIG CGU, the substantial work, time and investment required to complete a robust CMC package for IVIG prior to the BLA filing, the limited resources available to complete the CMC section and the reduction of the forecasted IVIG production capacity at all plants will significantly delay the commercialisation of IVIG compared to previous timelines and as a result, cash inflows beginning beyond 2023 were not considered in the determination of the value in use due to the inherent uncertainty in forecasting cash flows beyond a five year period. As a result, the value in use for the IVIG CGU was $nil. Management also evaluated the fair value less cost to sell and determined that this value would also approximate $nil.

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

In August 2017, the Company entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Liminal. The Company wrote-off the accounts receivable of $18,518 to bad debt expense and reversed the withholding taxes of $1,972 that was expected to be paid on this transaction as at December 31, 2017. The difference between the amount of revenue recognized and the bad debt amount is the withholding taxes that were recorded in deduction of the accounts receivable and the effect of the change in the CAD/£ exchange rate on the accounts receivable.

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

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018 (note 11).