Form 20-F
period 2021-12-31
Liminal BioSciences Inc.
filed 2022-03-18
CIK 1351172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Common Shares, no par value: 31,042,560 common shares outstanding as of December 31, 2021

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

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Except for the executive and directors’ compensation (Item 6B) which is presented in U.S. Dollars (unless otherwise specified), our financial information is presented in Canadian Dollars and all references in this Annual Report to “$” means Canadian Dollars and all references to “US$” means U.S. Dollars.

For the convenience of the reader, in this Annual Report, unless otherwise indicated, amounts presented in USD translated from Canadian Dollars, were translated at the rate of $1.00 to US$0.7969, which is the average rate for the 2021 fiscal year, (2020 average rate: $1.00=US$ 0.7442). Translations from Great Britain Pounds or GBP into U.S. Dollars were made at the rate of 1 GPB to US$ 1.3755 which is the average rate for the 2021 fiscal year (2020 average rate: 1.00 GBP = US$ 1.2861). Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Canadian Dollars or GBP at the dates indicated.

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

This Annual Report includes registered and unregistered trademarks such as Liminal BioSciences® which are protected under applicable intellectual property laws and are the property of Liminal. Solely for convenience, our trademarks referred to in this Annual Report and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Report are the property of their respective owners.

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
•
potential strategic transactions that we may pursue, including a potential divestment or sale of non-core assets;
•
our reliance on key personnel, collaborative partners and other third parties;
•
the validity and enforceability of our patents and proprietary technology;
•
expectations regarding our ability to raise capital;
•
the use of certain hazardous materials;
•
the availability and sources of raw materials;
•
our third-party manufacturing capabilities;
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
•
the impact of the ongoing COVID-19 pandemic and other geopolitical tensions, such as Russia's recent incursion into Ukraine, on our business, our industry and the economy;
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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

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

Risks Related to the Development and Monetization of our Product Candidates

•
Our commercial success depends largely on the development and monetization of our product candidates.
•
Our candidate pipeline is early stage and our development efforts may not prove successful in being able to license or commercialize these candidates.
•
We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.
•
We may not be successful in our efforts to build a pipeline of product candidates.

•
We may fail to achieve our publicly announced milestones or not achieve publicly announced milestones in due time.
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
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

Risks Related to Our Business Operations and Our Reliance on Third Parties

•
The success of our product candidates is influenced by our collaborations with our partners and any adverse developments in our relationship with our partners could materially harm our business.
•
Our business could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic.
•
We rely on third parties for the manufacture and supply of our product candidates and such reliance may adversely affect us if the third parties are unable to fulfill their obligations.
•
We rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing, and such reliance may adversely affect us if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required.
•
We rely on third parties for various operational and administrative aspects of our business, including for certain cloud-based software platforms, which impact our financial, operational and research activities. If any of these third parties fail to provide timely, accurate and ongoing service or if the cloud-based platforms suffer outages that we are unable to mitigate, our business may be adversely affected.
•
If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.
•
We may not be successful in streamlining our operations and entering into strategic agreements with third parties for the divestment of, or other strategic transaction with respect to our non-core assets.

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
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

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
•
Our ability to develop and monetize our product candidate depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

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
•
All of our long-term contractual obligations and any future indebtedness we may incur could lead to adverse consequences and will have priority over our common shares with respect to payment in the event of a liquidation, dissolution or winding up.
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

•
We have identified a material weakness in our internal control over financial reporting. If we fail to remediate the material weakness and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to report our results of operations and financial condition accurately and in a timely manner could be impaired.
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

As of December 31, 2021, we had approximately $108.5 million of cash and cash equivalents. As previously disclosed, we repaid our outstanding debt obligations of $39.1 million in full in February 2022. Accordingly, our remaining cash and cash equivalents available after repayment may not provide us with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

Additionally, we will require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of our product candidates and their commercialization, if approved. We have historically generated revenues from now discontinued operations, but have never achieved or maintained profitability, and will need additional financing in order to continue our activities.

Our future capital requirements will depend on many factors, including:

•
the progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current product candidates;
•
the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
•
the ability to close a strategic transaction for our non-core assets that we may pursue, in whole or in part, including a potential divestment or sale of such non-core assets;
•
the development requirements of other product candidates that we may pursue;
•
the timing and amounts of any milestone or royalty payments we may be required to make under future license or royalty stream agreements;
•
the costs of hiring additional personnel, including clinical, regulatory, quality control, scientific and seasoned management personnel;
•
the costs, timing and outcome of regulatory review of our product candidates or regulatory applications, including potential regulatory delays related to the COVID-19 pandemic;
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

•
the legal and financial costs required to comply with being a public company, including the costs of maintaining director and officer liability insurance; and
•
the extent to which we acquire or in-license other product candidates and technologies.

In the past, we have been financed in part through debt and public equity offerings and we may effect additional debt or equity offerings to raise capital, the size of which cannot be predicted. The issuance and sales of substantial amounts of equity or other securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our common shares. In addition, to the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect shareholder rights. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights or other assets and other operating restrictions that could adversely affect our ability to conduct our business.

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

We are not profitable and may never achieve profitability. We have been reporting losses since our inception. We will need to generate significant revenues to achieve profitability. There is no guarantee that we will succeed in developing and commercializing or partnering our product candidates, controlling our expenses and developing additional product candidates, and, therefore, we may never become profitable.

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
•
continue to scale up outsourced manufacturing capacity with the aim of securing sufficient quantities to meet our demand requirements for clinical trials and potential commercialization;
•
develop, maintain, expand and protect our intellectual property portfolio;
•
acquire or in-license other product candidates and technologies;
•
hire additional clinical, quality control, regulatory, scientific and other support personnel;
•
add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization or partnering efforts;

To become and remain profitable, we must succeed in developing and eventually commercializing or out-licensing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with the development, manufacture, delivery and commercialization of drugs, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays or impediments in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase and profitability could be further delayed.

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

The market conditions or our business performance may prevent us from having access to the public markets in the future. In such a case, we will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, which may not be available to us on favorable terms and conditions or at all. These debt instruments may contain terms and conditions (e.g., covenants, etc.) which may be challenging or difficult for us to respect, may be breached or trigger default provisions. Accordingly, we may be required to compensate counterparties, for costs and losses incurred as a result of various events, including breaches of representations and warranties, covenants, claims that may arise during the terms of said debt instruments or as a result of litigation that may be suffered by counterparties. If adequate funding is not available to us, we may be required to delay, reduce or eliminate our research and development of new product candidates, our clinical trials or our marketing and commercialization efforts to launch and distribute products, if any.

Risks Related to the Development and Commercialization of our Product Candidates

Our commercial success depends largely on the development and monetization of our product candidates.

Our commercial success depends largely on the development and monetization of our product candidates. Our failure to do so will have a material adverse effect on us. Our focus has been on development activities for our lead product candidate fezagepras and finding strategic alternatives, which may include a divestment or other strategic transaction for our non-core assets. Our other compounds are at earlier stages of development.

Our ability to generate revenues in the future is primarily dependent on the commercialization and/or partnering of our product candidates. There can be no guarantee of commercialization or monetization of these product candidates as they remain in development. Our ability to successfully commercialize or monetize any product candidates will depend on numerous factors including, without limitation:

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
•
the timing and costs of maintaining supply agreements of our product candidates for clinical trials and other studies and, if approved, for commercial supply;
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

Many of these factors are beyond our control, including the time needed to adequately initiate, conduct and complete clinical testing and the regulatory submission process. It is possible that none of our product candidates or future product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our product candidates, which would materially harm our business.

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
•
changes in methods of product candidate manufacturing or formulation may result in additional costs or delay and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials; and

•
a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, discover, develop or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Even if we receive FDA or other regulatory approval to market our product candidates, we cannot assure that any such product candidates will be commercialized, widely accepted in the marketplace or as effective or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and on specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through divestment, sale, collaboration, licensing, royalty or other strategic alternative arrangements in cases in which it would have been advantageous for us to retain sole development and/or commercialization rights.

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

We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. The commercialization of our product candidates first requires the approval of the regulatory agencies in each of the countries where we intend to sell our product candidates. In order to obtain the required approvals, we must demonstrate, following preclinical studies and clinical trials, the safety, efficacy and quality of a product and that it can be manufactured in compliance with current good manufacturing practices, or cGMP, and required specifications. There can be no guarantee that we will succeed in obtaining regulatory approval from the FDA and the regulatory approvals of agencies in other countries to sell our product candidates. Our product candidates are still subject to clinical trials and if the results of such trials are not positive, we may not be in a position to make any filing to obtain the mandatory regulatory approval or we may have to perform additional clinical or product validation studies on any of our product candidates until the results support the safety and efficacy of such product, therefore incurring additional delays and costs. The filing of new drug applications, or NDAs, is complex and we rely in part on third-party service providers or consultants to help us perform these tasks.

The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if we have obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept such results as being conclusive and allow us to sell our product candidates in a given country. Furthermore, the obtaining of regulatory approval is subject to the review and inspection of manufacturing facilities of our third-party contract manufacturers and the product’s manufacturing process, including product batch validation and quality controls; these facilities and processes must comply with FDA cGMP regulations. A regulatory agency may require that additional tests on the safety and efficacy of a product or changes in the manufacturing facility or manufacturing process be conducted prior to granting approval, if any.

Our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway if available. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug or additional beneficial designations, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.

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

As for all pharmaceutical products, the use of our product candidates sometimes produces undesirable side effects or adverse reactions or events. In addition, the use of our product candidates may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our product candidates are used in critically ill patient populations. When these unexpected events are reported to us, we must undertake a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product. Furthermore, an unexpected adverse event caused by a new product may be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation.

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

To the extent that the results of the trials are not satisfactory for the FDA or regulatory authorities in other countries or jurisdictions to approve our new drug application, or NDA, or other comparable applications, the commercialization of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Even after the completion of Phase 3 clinical trials, regulatory authorities may disagree with our clinical trial design and our interpretation of data and may require us or our partners to conduct additional clinical trials to demonstrate the efficacy of our product candidates. There is no assurance that a regulatory authority will issue a marketing authorization. Regulatory authorities may determine that our product candidates, the manufacturing process or the manufacturing facilities do not meet applicable requirements to ensure the continued safety, purity and potency of our product candidates.

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

In addition, as with the results of any statistical sampling, we cannot be sure that all side effects of our product candidates may be uncovered in clinical trials, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, a more complete safety profile will be identified.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed or halted.

Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed or halted. We may encounter delays or rejections in recruiting and enrolling enough patients to complete clinical trials. Patient enrollment depends on many factors, including:

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

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement, halt or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

Clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in completing any clinical trial for our product candidates could materially harm our financial results and the commercial prospects for our product candidates. In addition, the impact of public health epidemics or pandemics, such as the ongoing COVID-19 pandemic, the constraints from which are continuing to have sweeping impacts, may delay or prevent patients from enrolling or from receiving treatment in accordance with the protocol and the required timelines, which could delay our clinical trials, or otherwise prevent us from completing our clinical trials on our planned timelines or at all, and harm our ability to obtain approval for such product candidate.

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

Even if we receive FDA or other regulatory approval to market our product candidates, we cannot assure that any such product candidates will be commercialized, widely accepted in the marketplace or as effective or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and on specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through divestment, sale, collaboration, licensing, royalty or other strategic alternative arrangements in cases in which it would have been advantageous for us to retain sole development and/or commercialization rights.

If we do not successfully develop and commercialize product candidates or collaborate with others to do so, we will not be able to obtain product revenue in future periods, which could significantly harm our financial position.

We are exploring investing efforts into building a drug discovery platform but these efforts may not be successful.

We intend to develop a drug discovery platform that will be focused on exploring structural biology and drug design by utilizing new tools and technologies, which may include artificial intelligence and machine learning, in the drug discovery process with the goal to identify novel biological targets that may have been previously undruggable and potentially develop product candidates for these novel targets.

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

We focus our research and product development on treatments of disease which may be for rare indications. Given the small number of patients who have any such rare disease that we are targeting or may be targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare diseases. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates we may develop, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research that we conducted, and may prove to be incorrect or contain errors. New studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates we may develop may be limited or may not be amenable to treatment with our other product candidates we may develop, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates we may develop, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We depend on our key personnel to research, develop, manufacture and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential.

We depend on our key personnel to research, develop, manufacture and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential. Our mission is to discover or acquire novel therapeutic product candidates targeting unmet medical needs in attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on our business. In addition, our growth is and will continue to be dependent, in part, on our ability to retain and hire qualified personnel. There can be no guarantee that we will be able to continue to retain our current employees or will be able to attract qualified personnel and members of management to pursue our business plan.

We may fail to achieve our publicly-announced milestones or not achieve publicly-announced milestones in due time.

We may fail to achieve publicly-announced milestones or may not achieve our publicly- announced milestones in due time. From time to time, we publicly announce the timing of the occurrence of certain events. These statements are forward-looking and are based on management’s best estimate relating to the occurrence of such events. However, the events and actual timing of such events may differ from what has been publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier, clinical research organization or contract manufacturing organization or any other event having the effect of delaying or otherwise impacting the milestone publicly-announced. Our policy on forward-looking information does not consist in updating such information if the publicly disclosed timeline varies, unless otherwise required to do so by law. Any variation in the timing of certain events having the effect of postponing or otherwise postponing such events could have an adverse material effect on our business plan, financial conditions or operating results.

We may develop and conduct trials of product candidates in combination therapy with other therapies, which exposes us to additional risks.

We may develop future product candidates that involve combination therapy with one or more currently approved therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.

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

If we are unable to enter into divestment, sales, marketing and distribution, licensing agreements or other strategic alternative transactions with third parties, our product candidates, if and when they are approved, may not be successfully launched or commercialized.

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

We would have to pursue collaborative arrangements regarding the sales and marketing of our products. However, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us, or if we are able to do so, that they would be effective and successful in commercializing our products. In addition, we would have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales, marketing and distribution capabilities successfully in collaboration with third parties, we will not be successful in commercializing or launching our product candidates in the United States or elsewhere.

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

We may not be able successful in entering into strategic agreements with third parties for the divestment of our non-core assets, in whole or in part, which may adversely affect our short-term cash position and expose us to increased liabilities.

We have announced that we are focusing our corporate strategy and resources on our small molecule therapeutics business, including our lead drug candidate fezagepras, to become more streamlined with a singular focus on our core research capabilities and emerging pipeline. inability to streamline or focus on said core capabilities and emerging pipeline may adversely affect our short-term cash position and expose us to increased liabilities, including liabilities related to the early termination of contractual obligations.

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

Our business could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic.

In connection with the ongoing COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. To the extent that these restrictions remain in plan, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, our third-party contract manufacturing organizations’ ability to manufacture and deliver on a timely basis our product candidates and our ability to advance our research and development programs and business and corporate development activities may be limited. Such restrictions, limitations or other events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The continued spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. The economic impact brought by, and the duration of, COVID-19, are uncertain and fluid, and the impact of this or any future, widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, any recession or market correction in connection with the spread of COVID-19 could materially affect our business and the value of our common shares.

The continued spread of COVID-19 globally has impacted certain of our clinical trials, and could also adversely affect our planned clinical trial operations, including our ability to initiate the trials on the expected timelines and recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Further, the COVID-19 pandemic could result, in delays in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel, potential unwillingness of patients to enroll in trials at this time, or the inability of patients to comply with clinical trial protocols to the extent that quarantines or travel restrictions impede patient movement or interrupt healthcare services. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, and the COVID-19 pandemic may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us.

Additionally, COVID-19 may also result in delays in receiving approvals from local and foreign regulatory authorities, delays in regulatory inspections, including delays caused by travel restrictions, delays in necessary interactions with local and foreign regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, and refusals to accept data from clinical trials conducted in these affected geographies.

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

We may rely on third-party suppliers of services to conduct preclinical studies and clinical trials and the failure by such third parties to comply with their obligations may delay the studies and trials, as applicable, and/or have an adverse effect on our development program. We have limited resources to conduct preclinical studies and clinical trials and may rely on third-party suppliers of services to conduct our studies and trials. If our third-party suppliers of services become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures, such as equipment failures or unplanned facility shutdowns, damage from any event, including fire, flood and earthquake, and impacts from public health crises, business restructuring or insolvency, or if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with us, such as failing to do the testing, compute the data or complete the reports further to the testing, we may incur delays in connection with the planned timing of our submission of an investigative new drug application, or IND, clinical trial application, or CTA, or NDA submission. If the damage to any of our third-party suppliers of services is extensive or if, for any reason, such suppliers do not operate in compliance with Good Clinical Practices or are unable or refuse to perform their contractual obligations, we will need to find alternative third-party suppliers of services.

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

Our product candidates are complex and difficult to manufacture, which could cause production problems that result in delays in our development. We also rely in whole or in part on third parties for the manufacture and supply of our product candidates and such reliance may adversely affect us if the third parties are unable to fulfill their obligations.

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

If our third-party manufacturing capabilities become unavailable to us for any reason, including as a result of the failure to comply with cGMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP, damage from any event, including fire, flood and earthquake, and impacts from public health crises, business restructuring or insolvency, we may be delayed in manufacturing product candidates and could be unable to meet the regulatory requirements of the FDA or other regulatory agencies to obtain market approval for our product candidates or be unable to manufacture and supply product for commercialization. Any such event could delay the supply of a product to conduct clinical trials and, if a product has reached commercialization, could prevent the supply of the product and adversely affect our revenues. If the damage to manufacturing facilities is extensive, we will need to find alternative manufacturing capacity. For example, restarting our in-house manufacturing or, alternatively, the selection of an alternative third-party manufacturer will be time-consuming and costly. Qualification of a new third-party manufacturer, if available, will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by us, the manufacturing process and its compliance with cGMP and typically takes approximately 18 months. In addition, the third-party manufacturer will have to familiarize itself with our technology. Any delay in finding an alternative third-party manufacturer of a product, or recommencing our in-house manufacturing of such product, could result in a shortage of the product, delay clinical trial programs and the filing for regulatory approval of a product, and deprive us of potential product revenues.

We expect that we will have to continue to rely on third parties for the manufacture and supply of our product candidates and such reliance may adversely affect us if the third parties are unable to fulfill their obligations. We do not have the resources, facilities or experience to manufacture all of our product candidates on our own, which requires us to shift more production to third-party manufacturers. We may need to rely more heavily on third parties to manufacture and supply product candidates for clinical trials and we may rely on third parties for some time to manufacture and supply large quantities of product for commercial sales. Our reliance on third-party manufacturers will expose us to a number of risks, including failure to perform their contractual obligations under agreements with us, such as a failure to deliver the quantities requested on a timely basis.

Our revenues and operating results may also be negatively affected by any increase in the cost of goods that is not favorable to us.

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in Canada with operations in the United Kingdom, our business is subject to risks associated with conducting business internationally. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•
business interruptions resulting from geo-political actions, including war, terrorism and other geopolitical tensions, such as Russia's recent incursion into Ukraine, or natural disasters and public health crises, such as the COVID-19 pandemic which is currently having a global impact.

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

Our internal information technology systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and impact our ability to operate our business effectively.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information. The failure of any of these third parties to provide accurate and timely service may adversely impact our business operations. In addition, if such third-party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruption, or increase their fees, or if our relationships with these providers deteriorate, we could suffer increased costs until a replacement provider is secured or an alternative solution is implemented, if possible.

Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of disruptive elements, including cyber-attacks by malicious third parties (including the deployment of computer viruses, harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased, and phishing and social engineering attacks have increased in particular in connection with the COVID-19 pandemic. We have, and may continue to, experience various phishing scams. Through a phishing scam, an intruder gained access to an officer's email account, permitting the intruder to manipulate the flow of incoming email and used it to solicit payment on a fraudulent invoice via wire transfer pretending to be the officer. The attempt was identified and stopped before any funds were transferred. To lessen the impact of such scams, we train our employees on the risks of these breaches and how to identify them.

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

The costs related to significant security breaches or disruptions could be material and exceed the limits of scope of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other collaborators, contractors and consultants become subject to disruptions or security breaches, we may be exposed to material liability and have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Any potential noncompliance with personal data protection laws and regulations could have a material adverse effect on our results of operations and financial condition.

In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). We operate in an environment that relies on our collection, storage, and transmission of large sets of individuals’ personal information. Also, the operation of our business requires data to flow freely across borders of numerous countries in which there are different, and potentially conflicting, frequently changing data privacy laws in effect. We are subject to various state and foreign laws governing the privacy and security of health information in certain circumstances. For example, the EU General Data Protection Regulation, or GDPR, which took effect in May 2018, and the California Consumer Privacy Act, which took effect in January 2020, impose strict requirements on how we and third parties with whom we contract collect, share, export or otherwise process personal information, and provide for significant penalties for noncompliance. Breaches of our systems or those of our third-party contractors could risk exposure of such personal information to unauthorized persons.

Any event involving the substantial loss of personal information could result in significant liability, reputational harm, damaged relationships with business partners, and monetary penalties under laws enacted or being enacted around the world, any of which may have a negative impact on our business and operations.

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

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

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

•
the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, ACA, which requires certain manufacturers of drugs, devices, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to: (i) payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals; and (ii) ownership and investment interests held by physicians and their immediate family members; and
•
foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require product manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, including General Data Protection Regulations, or GDPR, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

For example, the Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

Moreover, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health & Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On December 27, 2021, CMS issued a final rule that rescinded an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. Congress is also considering additional health reform measures. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Risks Related to our Intellectual Property

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop, commercialize or partner our product candidates.

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop, commercialize or partner our product candidates. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products, if any, or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection. Moreover, our pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar product candidates or technologies. Furthermore, others may independently develop product candidates or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, Europe and the United States, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively. There can be no guarantee that we will receive patents in countries where we file patent applications for our product candidates. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsels to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

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

Risks Related to our Common Shares and our Status as a Public Company

If we fail to maintain compliance with the listing requirements of Nasdaq, we may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

While our common shares are currently listed on Nasdaq, an active and liquid trading market may not be sustained. If an active public market is not sustained, it may be difficult for shareholders to sell common shares at a price that is attractive, or at all. Additionally, the listing of our common shares on Nasdaq are conditional upon our ability to maintain the applicable continued listing requirements of Nasdaq. To maintain the listing of our common stock on The Nasdaq Global Market, we are required to meet certain listing requirements, including, among others, either: (i) a minimum closing bid price of $1.00 per share, a market value of publicly held shares (excluding shares held by our executive officers, directors and 10% or more stockholders) of at least $5 million and shareholders’ equity of at least $10 million; or (ii) a minimum closing bid price of $1.00 per share, a market value of publicly held shares (excluding shares held by our executive officers, directors, affiliates and 10% or more stockholders) of at least $15 million and a total market value of listed securities of at least $50.0 million. On March 4, 2022, we received a notice from NASDAQ that we were not in compliance with NASDAQ Listing Rule 5550(a)(2), as we failed to maintain a minimum bid price of $1 per share for the previous 30 consecutive business days. In accordance with NASDAQ Listing Rule 5810(c)(3)(C), we have a period of 180 calendar days, or until August 31, 2022, to regain compliance with the Rule, which we may achieve if the closing bid price of our common stock is at least $1 for a minimum of ten consecutive business days. If we do not regain compliance within the allotted compliance period, including any extensions that may be granted by NASDAQ, NASDAQ will provide notice that our shares of common stock will be subject to delisting.

In the event that our common stock is delisted from NASDAQ and is not eligible for quotation or listing on another market or exchange, trading of our common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. Any such delisting of our common shares from a national exchange could have a material adverse effect on our access to capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could adversely affect our ability to raise capital on terms acceptable to us, or at all.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the current conflict between Ukraine and Russia has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

The price of our common shares historically has been volatile. This volatility, and the sale of substantial amounts of our common shares, could adversely affect the price of our common shares.

The market prices for the securities of biopharmaceutical companies, including us, have historically been volatile. The market has from time-to-time experienced extreme price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including: the results and adequacy of our preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of our product candidates or those of our competitors; announcements of technological innovations or new product candidates by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of us or our competitors; concern as to the safety of our product candidates; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; geo-political actions, including war and terrorism, or natural disasters and public health crises, such as the COVID-19 pandemic which is currently having a global impact; and other factors not within our control could have a significant adverse impact on the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

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

In any liquidation, dissolution or winding up of us, our common shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities currently outstanding or that we may issue in the future may have rights, preferences and privileges more favorable than those of our common shares. In addition, if we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation. As a result, holders of our common shares may not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to our common shares have been satisfied.

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

We expect that Structured Alpha LP, or SALP, will continue to own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

SALP is currently our majority shareholder and we expect that SALP will continue to be our controlling shareholder in the future. As of the date hereof, SALP beneficially owns approximately 64.0% of the voting power of our outstanding share capital, and although we have registered for resale all of SALP’s shares, we believe SALP will continue to remain a controlling shareholder for the foreseeable future. Therefore, SALP will have the ability to substantially influence us and exert significant control through this ownership position. For example, SALP may be able to control elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. SALP’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, there may be changes to the management or ownership of SALP that could impact SALP’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as SALP continues to own a majority of our equity, it will continue to be able to strongly influence and effectively control our decisions.

Sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, including those held by SALP, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common shares.

Our organizational and ownership structure may create significant conflicts of interests.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and minority holders of our common shares, on the one hand, and SALP and its owners, on the other hand. Certain of our directors who have been nominated to our board by SALP have economic exposure to the financial performance of SALP and its investments, including our shares, and, accordingly, their interests may be aligned with SALP’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Further, our other shareholders may not have visibility into the economic exposure of such directors to the financial performance of SALP’s investments, including our shares, which may change at any time through acquisition, disposition, dilution, or otherwise. Any change in the economic exposure of directors nominated by SALP for election to our board to the financial performance of SALP and its investments, including our shares, could impact the interests of those holders.

In addition, SALP is entitled to nominate two directors for election to our board of directors. While any directors nominated by SALP must be the subject of a favorable recommendation of our HR and compensation committee and must act in accordance with their fiduciary duties to our other shareholders, such directors’ interests may not coincide with the interests of our other shareholders.

In addition, we are party to certain related party agreements with SALP. SALP and its partners, as well as directors nominated by SALP, may have interests which differ from our interests or those of the minority holders of our common shares. These agreements are, and any future material transaction between us and SALP or any other affiliate of SALP will be, subject to our related party transaction policy and the standards of conduct contained in our Code of Ethics and Business Conduct under which a director is expected to declare his or her interest in any transaction or agreement in which he or she may have a material interest, and as circumstances warrant, abstain from voting on the approval of any such transaction or agreement. To the extent we fail to appropriately deal with any such related-party transaction or conflict of interest, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows.

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

We have identified a material weakness in our internal control over financial reporting. If we fail to remediate the material weakness and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to report our results of operations and financial condition accurately and in a timely manner could be impaired.

As a public company, we are required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ended December 31, 2021. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021, management identified a material weakness in our internal control over financial reporting related to the carrying value of our held-for-sale assets at September 30, 2021 and the net loss from discontinued operations for the nine months ended September 31, 2021. As disclosed in Item 15, the financial statements for the period ended September 30, 2021 contained a misstatement in the carrying value of the held-for-sale assets relating to the PBT disposal. Accordingly, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of this Annual Report on Form 20-F, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021.

While we are actively engaged in implementing remedial measures, including the recent hiring of an Interim Chief Financial Officer, we cannot assure you that these measures will be effective. We also cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to remediate the material weakness or to conclude in the future that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. For details of the controls, the identified material weakness and our remediation plan, see the section of this Annual Report on Form 20-F entitled “Item 15. Controls and Procedures.”

We will continue to incur significantly increased costs as a result of operating as a reporting company whose common shares are publicly traded in the United States and is unable to use the Multijurisdictional Disclosure System, and our management will be required to devote substantial time to new compliance initiatives.

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

Pursuant to Section 404(a), we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm, pursuant to Section 404(b). To prepare for eventual compliance with Section 404(b), we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Although we do not believe that we were a PFIC for the year ending December 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our common shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

We may be impacted by certain taxes in multiple jurisdictions.

We are a multinational corporation with operations in multiple jurisdictions. As a result, we need to be compliant with the tax laws and regulations of Canadian federal, provincial and local governments, the United Kingdom and other international jurisdictions. This includes transfer pricing laws and regulations between many of these jurisdictions. Significant judgment is required in determining our provision for income taxes and claims for investment tax credits related to qualifying Scientific Research and Experimental Development expenditures, both in Canada and in foreign jurisdictions. Various internal and external factors may have favorable or unfavorable effects on future provisions for income taxes and our effective income tax rate. These factors may include, but are not limited to, changes in tax laws, regulations and/or tax rates, audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items and changes in future levels of research and development, or R&D, spending. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements may have a material impact on our effective income tax rate.

We may be impacted by certain tax treatments applicable to various revenue streams in different tax jurisdictions. We are subject to withholding taxes on certain of our revenue streams. The withholding tax rates that are used are based on the interpretation of specific tax acts and related treaties. If a tax authority has a different interpretation from us, it could potentially impose additional taxes, interest and/or penalties. These additional costs would potentially reduce the amount of revenue we ultimately receive and retain. From time-to-time, we have implemented reorganization transactions to improve or simplify our overall tax structure. Challenges from a tax authority having a different interpretation of the effect of these transactions could potentially have a materially adverse impact on us, both in the form of additional taxes, interest and/or penalties that may be assessed and additional costs that we may incur in contesting such assessments or indemnifications claims from third parties pursuant to purchase and sale transactions.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance further research activities and the expansion of our business. As a result, the return on an investment in our common shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell our common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our development activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

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

Item 4. Information on the Company.

A. History and Development of the Company

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

Our head and registered office is located at 231 Dundas Street East, Belleville, Ontario, Canada K8N 0K1. The telephone number of our principal executive office is 1-450-781-0115 and our corporate website is www.liminalbiosciences.com. The information contained on our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our common shares. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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
•
Approximately $229 million of the outstanding debt owned by SALP, was converted into our common shares at the Transaction Price, comprising all but $10 million of our outstanding debt held by SALP, or the Debt Conversion; and
•
the adjustment of the per warrant exercise price of certain of our outstanding common share purchase warrants held by SALP to the Transaction Price, or the Warrant Repricing.

These transactions will be referred to collectively in this Annual Report as the Restructuring Transactions. Following the Restructuring Transactions, SALP became our majority and controlling shareholder. In February 2022, we repaid the entirety of our secured outstanding debt to SALP, terminating the lender and debtor relationship with SALP.

Our actual capital expenditures for the years ended December 31, 2019, 2020 and 2021 amounted to $1.0 million, $1.1 million and $0.1 million, respectively. These capital expenditures primarily consisted of investments in our biotherapeutics and bioproduction facilities in connection with the development of Ryplazim® plasminogen (human) and expenses related to the opening of a new plasma collection center in the United States, of which businesses were divested in 2021. We expect our capital expenditures to be more in line with our most recent year's expenditures, as we continue to streamline our business and advance our small molecule research and development programs.

B. Business Overview

We are a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using our drug discovery platform and data-driven approach.

We have a deep understanding of certain biological targets and pathways that have been implicated in the inflammatory and fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, FFAR1 (also known as G-protein-couple receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs.

Our pipeline is made up of three development programs. Our lead asset, fezagepras (also known as PBI-4050), a clinical-stage product candidate, which we now intend to pursue as a potential nitrogen scavenger and our GPR84 antagonist and OXER1 antagonist programs, which are preclinical.

In December 2020, we initiated a Phase 1 randomized, double-blind, placebo-controlled multiple-ascending dose, or MAD, clinical trial to evaluate the safety, tolerability, and pharmacokinetics of multiple ascending doses of fezagepras in healthy volunteers.

In May 2021, we announced that based on preliminary pharmacokinetic results from the ongoing fezagepras Phase 1 MAD clinical trial, we decided to discontinue the development of fezagepras as a potential therapeutic agent for the treatment of idiopathic pulmonary fibrosis, or IPF, and hypertriglyceridemia.

In March 2022, we announced we completed our analysis of the safety and pharmacokinetic data from said Phase 1 MAD clinical trial of fezagepras in healthy volunteers. Our analysis of the clinical trial data from this trial continues to indicate that fezagepras is well tolerated at all doses tested during this Phase 1 MAD clinical trial. Based on our observations, the pharmacokinetic profile resulting from the Phase 1 MAD clinical trial showed lower than anticipated plasma concentrations of fezagepras, which combined with disproportionate levels of metabolite, leading us to conclude that fezagepras is not a suitable candidate for advancing for the treatment of fibrotic diseases.

The pharmacokinetic data observed following administration of fezagepras demonstrated that the major metabolite of fezagepras is the glutamine conjugate. The conjugation of fezagepras with glutamine shows that fezagepras has the potential to act as a “nitrogen scavenging” drug. Nitrogen scavenger-type drugs are used in the treatment of conditions characterized by hyperammonemia.

Based on these results, we intend to conduct further research, including a Phase 1a single ascending dose, or SAD, clinical trial in healthy volunteers to assess the relative effectiveness of fezagepras as a nitrogen scavenger in a head-to-head comparison with sodium phenylbutyrate, an established nitrogen scavenging drug, to obtain comparative data for the further development of fezagepras. We plan to commence the Phase 1a study in the second quarter of 2022.

We are also developing a selective GPR84 antagonist candidate, which is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Our GPR84 antagonist program is currently at the preclinical stage, and we are targeting selecting a preclinical product candidate for further development later in 2022.

We are also developing a selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist discovery program is currently at the preclinical stage. We are targeting selecting a preclinical product candidate for further development in 2023.

As further described above under "Item 3.D-Risk Factors, we will require additional funding and may not be able to raise the capital necessary to continue as a going concern or to complete the research and development of our pipeline of product candidates and their commercialization, if approved”, and we do not have sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months. Our December 31, 2021 financial statements have been prepared on a going concern basis.

Our Strategy

Our goal is to leverage our drug discovery platform and to develop distinctive novel small molecule therapeutics to treat the complex biology of inflammatory, metabolic and fibrotic disease to address significant unmet needs.

The key activities to achieve this goal include:

•
Conducting further research on fezagepras and its potential effects as a nitrogen scavenger, including launching a Phase 1a, randomized, open label, cross over, SAD clinical trial to evaluate the safety, tolerability, and pharmacokinetics of fezagepras compared to sodium phenylbutyrate in healthy subjects to provide comparative data to support our development plan for fezagepras;
•
Presenting the results from the fezagepras Phase 1 MAD clinical trial on completion and filing of the Clinical Study Report (“CSR”);
•
Presenting the top-level results of the fezagepras Phase 1a SAD clinical trial on its completion;
•
Selecting a preclinical candidate for our GRP84 antagonist program for further development;
•
Actively pursuing opportunities to monetize non-core assets and to streamline costs overall; and
•
Selecting a preclinical candidate for our OXER1 antagonist Program for further development.

Our Lead Product Candidate and Preclinical Programs

Our research and development programs are focused on inflammatory, fibrotic and metabolic conditions in patients with respiratory, liver or renal disease. We currently have one lead drug product candidate in the clinical development phase and two drug discovery programs, each in the preclinical development phase.

Lead Product Candidate - Fezagepras

Our lead product candidate fezagepras (also known as PBI-4050) which we intend to develop as a potential nitrogen scavenger.

Nitrogen scavenging drugs are used in the treatment of conditions characterized by hyperammonemia and target to remove ammonia from the bloodstream by conjugating with glutamine (e.g. phenylbutyrate) or glycine (e.g., benzoate) with the resulted conjugated drug being excreted in the urine. The production of glutamine in humans requires ammonia. Ammonia is highly toxic and high levels may damage many organs including the brain. Toxic effects of high ammonia can lead to confusion (encephalopathy), coma and if untreated, death.

In December, 2020 we announced that we were commencing a Phase 1 MAD, randomized, double-blind, placebo-controlled clinical trial designed to evaluate the safety, tolerability, and pharmacokinetics of fezagepras in healthy subjects in order to help define dose levels and regimen for future clinical trials of fezagepras. Each subject was administered a total daily dose of up to 2,400 mg of fezagepras administered orally, on a daily basis, in single or divided doses for a period of two weeks.

In June 2021, we announced that based on the preliminary phamacokinetic results from that ongoing Phase 1, randomized, double-blind, placebo-controlled clinical trial, we decided to discontinue the development of fezagepras in IPF and hypertriglyceridemia. This was because the data observed showed that plasma concentrations of the product candidate, previously observed in animals, did not translate to similar plasma concentrations in humans and led us to conclude that insufficient amounts of the product candidate were activating the fibrosis related receptors. A disproportionate metabolite was also observed during our preliminary assessment of the pharmacokinetic data from the Phase 1 MAD clinical trial. As a result of the combined result of this disproportionate metabolite and the low plasma concentration levels, we announced that we would not pursue the development of fezagepras in these two indications.

In January 2022, we announced that we completed the clinical phase of the Phase 1 MAD clinical trial. Our analysis of the complete pharmacokinetic data from this trial confirmed our preliminary findings disclosed in June 2021.

Our analysis of the disproportionate metabolite revealed that fezagepras was a fezagepras-glutamine conjugate. We believe that the conjugation of fezagepras with glutamine provides early evidence that fezagepras has the potential, subject to further research and clinical development, to act as a nitrogen scavenging drug.

Preclinical Development

In early development, nonclinical studies showed that fezagepras exhibited peroxisome proliferator activated receptors alpha (PPARα) agonist activity, with a minor effect on PPARγ, as well as G protein-coupled receptor 40 (GPR40) agonist activity.

Fezagepras had demonstrated anti-inflammatory and anti-fibrotic activity in more than 30 different animal models, including models of lung fibrosis, chronic kidney disease, diabetic kidney disease, liver fibrosis, heart fibrosis, and scleroderma and has been observed to regulate several cell types involved in the fibrotic pathway: macrophages, fibroblasts/myofibroblasts and epithelial cells. We have observed that fezagepras regulated fibrotic and inflammatory markers in rodent and normal human fibroblasts, idiopathic pulmonary fibrosis patient fibroblasts, human epithelial cells and in rodent macrophages.

This led to the expectation that fezagepras could reduce collagen deposition and regulate the activity of macrophages, fibroblasts/myofibroblasts, and epithelial cells in humans. Therefore, several clinical studies with fezagepras were carried out in adults to assess its safety and tolerability in subjects with certain inflammatory/fibrosis-related diseases.

Clinical Development prior to December 2020

Fezagepras has been administered to healthy subjects, patients with IPF, cystic fibrosis, Alström and type 2 diabetic patients with metabolic syndrome as single daily doses up to 1200mg. These clinical trials were designed primarily as studies to evaluate the safety and tolerability of fezagepras and were not sufficiently powered to draw statistical conclusions on early clinical evidence of efficacy and/or pharmacokinetics.

Across all these clinical trials, fezagepras appeared to be well-tolerated with a favorable safety profile. The fezagepras clinical development program prior to December 2020 included 8 completed studies, and 3 studies which were terminated early, not due to safety reasons. These included studies in healthy adult subjects (n=94); adult subjects with stable renal impairment (n=8); adult subjects with IPF (n=41); adult subjects with type 2 diabetes mellitus and metabolic syndrome (n=103 and n=26); adults with cystic fibrosis (n=7) and subjects with ALMS (n=12). In these studies, doses of up to 800 mg once daily were administered for a maximum of 72 weeks and doses up to 1200 mg once daily for 12 weeks. No deaths occurred in these studies. While 12 SAEs were reported, only one of which was thought to be related to the administration of the study drug and all resolved. The most common TEAEs were headache, diarrhea, insomnia, hypoglycemia, upper respiratory tract infection and somnolence. Most TEAEs were mild in severity and resolved. No other clinically significant observations related to study drug administration were reported in any study.

Next Steps for Fezagepras

As announced in March 2022, we plan to initiate a Phase 1a, randomized, open label, cross over, SAD clinical trial to evaluate the safety, tolerability, and pharmacokinetics of fezagepras compared to sodium phenylbutyrate, an established nitrogen scavenger drug, in healthy subjects, in the second quarter of 2022, subject to receiving all required regulatory approvals.

We expect that the results from the completed Phase 1 MAD clinical trial and the planned Phase 1a SAD clinical trial will help determine the choice of any potential indications for specific disease conditions for the further development of fezagepras. If the anticipated Phase 1a SAD clinical trial shows satisfactory results, we expect to move fezagepras into an interleaved Phase 1 SAD/MAD clinical trial at potentially higher doses than used before and in diseased subjects.

Our Selective G-protein coupled receptor 84 (GPR84) Antagonist Program

Our most advanced preclinical program is for the development of a selective GPR84 antagonist drug product candidate designed to treat inflammation and/or fibrosis in several different therapeutic categories.

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

We believe that we have a strong understanding and well-established, in-house expertise in GPR84 biology. Our prior research has shown that GPR84-deficient mice develop reduced fibrosis in a model of kidney fibrosis (adenine-induced chronic kidney disease). We have also shown that GPR84 mRNA is overexpressed in various acute and chronic kidney models such as 5/6-nephrectomy (Nx)-induced chronic kidney disease, doxorubicin (DOX)-induced nephropathy and in adenine-induced tubulointerstitial injury.

We believe that the GPR84 receptor could be an important biological target in a number of therapeutic areas of interest. GPR84 is broadly expressed and may play an interesting role in the relationship between inflammation, obesity and diabetes. Our preclinical research indicates a potential role for antagonism of GPR84 in the reduction of fibrosis in several diseases, including kidney disease and Non-Alcoholic Steatohepatitis, or NASH.

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

Our GPR84 antagonist program is currently at the pre-clinical stage. We have made significant progress in identifying high potency, small molecule antagonists of GPR84. This includes potential selective candidates for development from different structural classes compared to other GPR84 antagonists for which data has already been published. Pending the outcome of our preclinical research, we plan to nominate a lead drug product candidate before the end of 2022. Pending the outcome of our preclinical research, and successful identification of a pre-clinical product candidate, we anticipate to initiate a pre-clinical IND enabling program to support a First-in-Human clinical trial of our GPR84 drug candidate in healthy volunteers for safety and tolerability.

Our Selective Oxo-eicosanoid receptor 1 (OXER1) Antagonist Program

Our second preclinical program is for the development of a selective OXER1 antagonist candidate.

OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases.

Our OXER1 antagonist program is based in part on the research of Dr. William Powell, Professor Emeritus in the Department of Medicine at McGill University, working in collaboration with Dr. Joshua Rokach of the Florida Institute of Technology. In addition to our experienced in-house medicinal chemistry group, we have a strong understanding and well-established, in-house expertise in GPCR biology.

Eosinophils are major effector cells in the immune system. They are part of the innate immune system; traditionally recognised as the first line of defense against parasitic infections. When activated, they release a cocktail of toxic proteins (to damage the parasite), along with cytokines to attract other immune cells. These toxic proteins can also damage normal tissue and promote inflammation. Eosinophils are also recruited from the blood into the tissues at the sites of inflammation. They also play a role in tissue repair and resolution of inflammation.

Eosinophilic-driven diseases, or EDDs are inflammatory illnesses, generally in respiratory, gastrointestinal, or GI and skin conditions, in which elevated levels of activated eosinophils are a direct cause or thought to play a critical role. Eosinophils are involved in acute and chronic inflammation and play an important role in a large number of allergic, inflammatory and proliferative diseases.

EDD represent a significant area of unmet need in global health. Several biologics have been approved for the treatment of eosinophil-related diseases. Several of the approved monoclonal antibody treatments for severe eosinophilic asthma are currently in clinical trials aimed at expanding their indications to include other eosinophilic disorders. Compared to approved biologics, small molecule OXE receptor antagonists may offer a promising and potentially more cost-effective option for treatment of eosinophilic-driven disorders. Our OXER1 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, we plan to nominate a lead product candidate for our OXER1 antagonist program in the first half of 2023.

Manufacturing

We rely and expect to continue to rely for the foreseeable future, on third-party contract development manufacturing organizations, or CDMOs, to produce our small molecule product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We require that our CDMOs produce our drug substances and finished drug products in accordance with current Good Manufacturing Practices, or cGMPs, and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We do not currently have arrangements in place for redundant supply. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for clinical trials and, if approved, the manufacture, sale and distribution of commercial products.

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

We compete in the segments of the biotechnology, pharmaceutical and other related industries that develop and market nitrogen scavenging drugs and therapies for the treatment of disorders associated with hyperammonaemia.

There are many other companies, including large biotechnology and pharmaceutical companies, that have commercialized and/or are developing therapies for the same therapeutic areas that our product candidates target. The approved products include Glycerol phenylbutyrate/Ravicti® (Horizon Pharma Plc), Sodium phenylbutyrate/Buphenyl® (Horizon Pharma Plc), Sodium phenylbutyrate (Generic) Rifaxamin/Xifaxan® (Bausch Health Inc), Sodium Benzoate and Phenyl acetic acid /Ammonul® (Bausch Health Inc), Sodium Benzoate and Phenyl acetic acid (Sigma-Aldrich), Carglumic acid/Carbaglu® (Recordati Rare Disease Inc), L-Orinthine L-Aspartate/LOLA (Generic) and Lactulose (Generic).

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

License Agreements

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

Fezagepras

Our fezagepras program is covered by a patent portfolio that we own and that is comprised of issued patents, as well as allowed and pending patent applications, related to fezagepras and related derivative compounds, salt forms and formulations of the same, and methods of making and using the same therapeutically. The portfolio is comprised of patents granted in Canada, United States, Europe, China, Japan, Russia and other countries, including granted U.S. patents with claims directed to the fezagepras compound and its use in treating various diseases including inflammatory diseases and renal disorders. These patents are expected to expire no sooner than 2030, excluding any patent term adjustments or extensions. We also own a patent family with claims directed to methods of treating pulmonary fibrosis (including idiopathic pulmonary fibrosis, or IPF), liver fibrosis, cardiac fibrosis or skin fibrosis with fezagepras or related derivatives. Patents in this family have been granted in Canada, United States, Europe, China, Japan, Russia and other countries and are expected to expire no sooner than 2034, excluding any patent term adjustments or other forms of extensions.

GPR84 Antagonist Program

For our GPR84 antagonist program, we wholly own two patent families comprised of pending patent applications directed to compositions of matter and methods of their medical use. Patents, if granted based on these pending patent applications, would be expected to expire no sooner than 2042, excluding any patent term adjustments or other forms of extensions.

Our Trademark Portfolio

LIMINAL BIOSCIENCES is our trademark currently registered in Australia, China, Israel and Turkey and pending registration in Canada and in several other countries. This mark is our name and is used in association with several goods and services, namely pharmaceutical research and development, and pharmaceutical preparations and compositions being developed for the treatment of fibrosis and other indications.

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

Government Regulation

In the United States, pharmaceutical and biological products are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA. The FDCA, PHSA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending biological patent applications, or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

After the completion of clinical trials, FDA approval of a NDA must be obtained before commercial marketing of the product. The NDA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act, or PREA, a NDA or supplement must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the NDA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each NDA must be accompanied by a significant user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews the application submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review to determine, among other things, whether the proposed product is safe, potent, and effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor must submit a proposed REMS; the FDA will not approve the application without a REMS, if required.

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

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the NDA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit, addressing all of the deficiencies identified in the letter, or withdraw the application.

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

One of the performance goals agreed to by the FDA under the PDUFA is to review standard BLAs and NDAs in ten months from filing and priority NDAs in six months from filing, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

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

If a product that has received ODD and subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same biologic or drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the application user fee.

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

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program; federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters, and which, as amended by the Health Information for Economic and Clinical Health Act of 2009, or HITECH, also imposes certain requirements on HIPAA covered entities and their business associates, and their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information; the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government, information related to (i) payments and other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members; and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts.

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

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. As there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States, coverage and reimbursement policies for drug products can differ significantly from payor to payor. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

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

Since its enactment, there have been executive, judicial, Congressional, and executive branch challenges to certain aspects of the ACA. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In addition, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was enacted, which, among other things, removed penalties for not complying with ACA’s individual mandate to carry health insurance. Since the enactment of the Tax Act, there have been additional amendments to certain provisions of the ACA. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health & Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On December 27, 2021, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule that rescinded an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs.

In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. Congress is also considering additional health reform measures. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic.

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

C. Organizational Structure

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

* Subsidiary that meet the definition of significant subsidiaries for the financial year ended December 31, 2021.

D. Property, Plant and Equipment.

We own our registered office space in Belleville, Ontario. We lease our executive office and laboratory space in Laval, Québec, Canada, which respectively consists of approximately 1,555 and 12,167 square meters, and office space in Sawston, United Kingdom which consists of approximately 3,985 square feet. The lease for our principal executive office in Laval expires on October 31, 2025. The lease for our office in Sawston expires on November 12, 2024. We believe our current facilities are sufficient to meet our needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

We are a clinical-stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using our drug discovery platform and data driven approach. Our lead small molecule product candidate, fezagepras, has completed a Phase 1 multi-ascending dose clinical trial and we anticipate conducting a comparative Phase 1a single ascending dose clinical trial to provide comparative data to support our development plan. In addition, we are currently developing a selective G‑protein-coupled receptor 84, or GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

We have active business operations in Canada and the United Kingdom.

We previously operated a segment devoted to the development of plasma derived therapeutics and completed this divestment of this segment in October 2021. In November 2019, we also sold entities that were part of our former bioseparations segment. The revenues and expenses relating to these activities are presented as discontinued operations in our audited annual consolidated financial statements for the years ended December 31, 2021 and 2020.

Financial Performance

Under item 5, amounts in tables are expressed in thousands of CAD, except per share amounts which are in full Canadian dollars.

On July 5, 2019, we performed a 1000 to 1 share consolidation of our issued equity instruments including common shares, warrants, options and restricted stock units, or RSU. The quantities and per unit prices presented in the 20-F have been retroactively adjusted to give effect to the share consolidation.

On November 25, 2019, we completed a disposition of all our shares in Prometic Bioseparations Ltd. or PBL to Gamma Biosciences GP LLC, a subsidiary of KKR & Co. As a result of this transaction, we no longer retain any interest in PBL and its subsidiary Prometic Manufacturing Inc. or PMI.

The Company entered into two share purchase agreements, or SPAs, with Kedrion S.p.A., or Kedrion, during the quarter ended June 30, 2021: the first for the sale of Prometic Plasma Resources Inc. (PPR) and Prometic Plasma Resources USA Inc. (PPR USA), operating the plasma collection centers, which dispositions were completed on May 21, 2021, and the second for the sale of its Ryplazim® business operated through its subsidiaries Prometic Bioproduction Inc. (PBP), which was disposed on July 9, 2021, and the Company’s plasma-derived therapeutics manufacturing facility, Prometic Biotherapeutics Inc. (PBT), the holder of the biologicals license application or BLA and intellectual property rights for Ryplazim® which was disposed on October 15, 2021.. Additionally, the Company’s subsidiary PBT entered into an agreement with another party for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021, in conjunction with FDA approval of its BLA. This sale closed on September 28, 2021. These disposals cover the majority of Liminal’s plasma-derived therapeutics segment.

We have ceased to consolidate these entities in our consolidated financial statements as of the date of the disposal. Our interest in PBL and PMI has been presented separately as “Discontinued Operations” in the comparative results, while our interest in PPR, PPR USA, PBP and PBT have been presented as discontinued operations in the current and comparative results in accordance with the guidance under IFRS 5, Non-Current Asset Held for Sale and Discontinued Operations.

Financial operations overview

Revenues

Revenues include royalty revenues and rental revenues.

Research and development expenses

Research and development or R&D expenses comprise the costs to have a contract development and manufacturing organization manufacture the drug product used in pre-clinical studies and clinical trials. It also includes the cost of external consultants supporting the clinical trials and pre-clinical studies, employee compensation and other operating expenses involved in research and development activities. Government grant credits for eligible R&D salaries and rent in Canada reduce the R&D expenses.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under administrative expenses mainly include legal fees, accounting fees, audit fees and fees for taxation advisory. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to administration. Government grant credits for eligible administrative salaries and rent in Canada are also included in administration expenses.

Gain on foreign exchange

Gain on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from long-term debt, lease liabilities and banking charges. Finance costs also includes financing transaction cost associated with financial instruments carried at fair value through profit or loss. Finance costs are presented net of interest income which primarily results from the interest earned on the cash we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. Similarly, when a debt agreement is terminated resulting in a cash payment, the difference between the carried amount of the debt and the amount paid is recorded as a loss (gain) on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. Over the last two years, this caption includes the changes in fair values of the warrant liability.

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

Discontinued operations

Following the sale of two of our subsidiaries previously included in our bioseparations segment on November 25, 2019, and following a series of transactions in 2021 resulting in the divestment of four subsidiaries which were formerly part of the plasma-derived therapeutics segment, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the consolidated financial statements. The amounts showing as loss from discontinued operations do not equal the results reported in prior periods for the bioseparations nor the plasma-derived segment since the ownership of one subsidiary that was part of this bioseparations segment was not sold and since certain corporate expenses that were previously allocated to these two segments were not reclassified in the results of discontinued operations if those cost remained going forward. The gain on the sale of the subsidiaries is presented distinctly.

A.
Operating Results

Comparison of years ended December 31, 2021, 2020 and 2019

The consolidated statements of operations for the year ended December 31, 2021 compared to the corresponding periods in 2020 and 2019 are presented in the following tables:

	Year ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	$643	$724	$745	$(81)	$(21)

Expenses
Research and development expenses	18,347	14,234	15,873	4,113	(1,639)
Administration expenses	31,928	32,619	37,661	(691)	(5,042)
Gain on foreign exchange	(1,397)	(35)	(756)	(1,362)	721
Finance costs	6,330	2,899	6,867	3,431	(3,968)
Loss (gain) on extinguishments of liabilities	(75)	—	92,374	(75)	(92,374)
Change in fair value of financial instruments measured at fair value through profit or loss	(9,886)	(850)	(1,140)	(9,036)	290
Impairment losses	341	1,087	763	(746)	324
Net loss from continuing operations before income taxes	$(44,945)	$(49,230)	$(150,897)	$4,285	$101,667
Income tax expense (recovery) from continuing operations:
Current	—	(144)	(336)	144	192
Deferred	118	(65)	111	183	(176)
	118	(209)	(225)	327	16
Net loss from continuing operations	$(45,063)	$(49,021)	$(150,672)	$3,958	$101,651

Discontinued operations
Gain on sale of subsidiaries, net of income taxes $nil	140,403	3,380	26,346	137,023	(22,966)
Net loss from discontinued operations, net of taxes	(83,127)	(73,116)	(82,427)	(10,011)	9,311
Total income (loss) from discontinued operations	$57,276	$(69,736)	$(56,081)	$127,012	$(13,655)
Net income (loss)	$12,213	$(118,757)	$(206,753)	$130,970	$87,996

Net loss (income) attributable to:
Non-controlling interests - continuing operations	(669)	(832)	(1,044)	163	212
Owners of the parent
- Continuing operations	(44,394)	(48,189)	(149,628)	3,795	101,439
- Discontinued operations	57,276	(69,736)	(56,081)	127,012	(13,655)
	12,882	(117,925)	(205,709)	130,807	87,784
Net income (loss)	$12,213	$(118,757)	$(206,753)	$130,970	$87,996

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(1.47)	$(1.97)	$(9.32)	$0.50	$7.34
From discontinued operations	1.90	(2.85)	(3.49)	4.75	0.64
Total income (loss) per share	$0.43	$(4.83)	$(12.81)	$5.25	$7.98
Weighted average number of outstanding shares (in thousands)	30,164	24,438	16,062	5,726	8,376

Continuing Operations analysis

Revenues

The following table provides the breakdown of total revenues from continuing operations by source of revenue for the year ended December 31, 2021 compared to the corresponding periods in 2020 and 2019:

	Year ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Royalty revenues	$565	$572	$575	$(7)	$(3)
Rental revenue	78	152	170	(74)	(18)
	$643	$724	$745	$(81)	$(21)

Revenues include nominal amounts of royalty and rental revenues which remained fairly consistent over the years ended December 31, 2021, 2020 and 2019. Royalty revenues are dependent on sales made by a third party.

Research and development expenses

R&D expenses increased by $4.1 million during the year ended December 31, 2021 compared to the corresponding period in 2020. The increase was mainly due to an increase in third party clinical trial expenses of $2.4 million, mostly related to our fezagepras MAD Phase 1 clinical trial, an increase in third-party preclinical studies expenses of $0.8 million, as well as increases in consulting fees of $0.6 million and intangible amortization expense of $1.1 million. Additionally, during the year ended December 31, 2021, following the sale of our plasma-derived therapeutic business, we ceased to be eligible to the Canada Emergency Wage Subsidy program, or CEWS government grant, and the Canada Emergency Rent Subsidy program, or CERS government grant, two grant programs created in 2020 by the Canadian government in response to the COVID-19 pandemic. As a result, we recorded a reduction in grant credits of $0.6 million. These increases in R&D expenses were partially offset by a decrease in share-based compensation expense of $1.5 million explained below under Share-based payments expense.

R&D expenses decreased by $1.6 million for the year ended December 31, 2020 compared to the corresponding period in 2019. This change was mainly driven by a decrease in compensation expense of $4.7 million due to a reduction in our workforce dedicated to our small molecule R&D, a decrease in third-party clinical trial expenses of $1.0 million, the recognition of government grant credits of $1.2 million coming from the CEWS and CERS government grants programs which started in 2020, and a reduction of $0.4 million in share-based payments expense.

These decreases were offset by an increase in third-party preclinical expenses of $2.1 million and an increase of $0.9 million in laboratory consumables expense. There were also reductions in Québec R&D tax credits during the year ended December 31, 2020, which resulted in an increased R&D expense of $1.1 million, and an increase of $1.7 million for consultant services as we relied more on consultants to perform some of the tasks previously performed by employees.

Administration expenses

The decrease of $0.7 million in administration expenses during the year ended December 31, 2021 compared to the corresponding period in 2020 was attributable in part to a reduction in professional fees of $1.7 million and a reduction of $0.4 million in office expenses. The decrease is also due to the fact that in 2020 there was a $2.2 million expense recognized in conjunction with the additional warrants issued following an amendment to the private placement agreement completed in November of that year with no equivalent cost in 2021. These decreases in expenses were partially offset by a decrease of $1.1 million in the recognition of credits pertaining to the CEWS government grant, increases in bonus and termination benefit expenses, and an increase of $0.5 million in share-based payment expenses explained below.

The decrease of $5.0 million in administration expenses during the year ended December 31, 2020 compared to the corresponding period in 2019 was mainly attributable to a reduction of $11.1 million in share-based payments expense, a decrease in payroll and related expenses caused in part by the reduction in the workforce and a reduction in bonus expenses and the recognition of $1.5 million in credits pertaining to the CEWS government grant in 2020, the first year of the program. These decreases in expenditures were partially offset by an increase of $11.0 million in directors' and officers' insurance cost resulting from our listing on Nasdaq and the recognition of a $2.2 million expense pertaining to the additional warrants issued following an amendment to the private placement agreement completed in November 2020.

Share-based payments expense

Share-based payments expense represents the compensation expense recorded as a result of stock options and RSU issued to employees and board members. The table below shows the share-based payments expense recorded in the continuing and discontinuing operations results. This expense has been recorded as follows in the consolidated statements of operations:

	Year ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Administration expenses	$3,760	$3,248	$14,315	$512	$(11,067)
Research and development expenses	936	2,430	2,836	(1,494)	(406)
Loss from discontinued operations	(444)	556	4,879	(1,000)	(4,323)
	$4,252	$6,234	$22,030	$(1,982)	$(15,796)

Share-based payments expense for the year ended December 31, 2021 decreased by $2.0 million compared to the corresponding period in 2020, mainly due to the general reduction in the number of employees that are part of the Liminal group, mainly as a result of the sale of our former subsidiaries in 2021 that were part of our former plasma-derived therapeutics segment. This led to an increase in stock option forfeitures which resulted in the reversal of the share-based payment expense pertaining to unvested stock options as well as a reduction in the number of stock options granted in 2021. Share-based payments expense also declined because the average grant date fair value of a stock option has declined over the two-year period. In addition, the impact of the repricing of stock options that took place during the second quarter of 2020 was higher in 2020 since some of the repriced stock options were vested immediately and the repricing expense related to those vested options was immediately recognized. Also due to the general expensing pattern of graded vesting stock options, where the yearly expense of a given grant declines over the years of vesting, the impact of the 2020 repriced options is lower in 2021.

During 2019, we made significant changes to our long-term equity incentive plan to ensure alignment with performance and building shareholder value, and attraction and retention of key employees to drive our future growth. The following changes were made:

•
the cancellation in June 2019 and August 2019 of the outstanding share options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant subject to stockholder approval;
•
the modification of the outstanding performance-based RSU into time-vesting RSU; and
•
the issuance of the 2019 annual stock option grant to employees and executives. The vesting terms were changed from those set in recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of 6 years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense resulting in an impact of approximately $ 14.9 million on the results during the quarter ended June 30, 2019 alone.

Finance costs

Our finance costs increased by $3.4 million during the year ended December 31, 2021 compared to the corresponding period in 2020 reflecting the increase in our level of indebtedness following (i) the issuance of the secured convertible debentures, or SCD, in July 2020, which remained outstanding until the SCD were converted into our common shares in October 2021, and (ii) the second term loan in September 2020, as we drew down our full line of credit with SALP.

The finance costs decreased by $4.0 million during the year ended December 31, 2020 compared to the corresponding period in 2019 reflecting principally the reduction in interest expense on the long-term debt mainly to a lower average debt level than the previous year despite the long-term debt balance at December 31, 2020 of $40.5 million being higher by $31.7 million from the prior year-end. The average debt balance was higher in 2019 reflecting the significance of the debt up until the debt restructuring that took place on April 23, 2019.

Loss on extinguishment of liabilities

The loss on extinguishment of liabilities of $92.4 million in the year ended December 31, 2019 is principally due to the Company concluding a debt restructuring agreement on April 23, 2019 with our major creditor, SALP where the debt, subsequently referred to as the first term loan, was reduced to $10.0 million plus interest due, in exchange for the issuance by us of 15,050,312 of common share to SALP. The details of the computation of this loss on extinguishments of liabilities is presented in note 17 of our consolidated financial statements for the year ended December 31, 2021.

Change in fair value of financial instruments measured at fair value through profit or loss

On November 3, 2020, as part of the consideration for the private placement, we issued 6,315,788 warrants that expire on November 3, 2025 with an exercise price initially set at US$5.50. On November 25, 2020, we issued an additional 1,578,946 warrants with the same terms and conditions. These warrants do not meet the definition of an equity instrument and are treated as a warrant liability which is measured at fair value through profit and loss on a recurring basis. The change in fair value of the warrant liability from the various issuance dates to December 31, 2020 recognized in the consolidated statement of operations during the year ended December 31, 2020 was a gain of $0.9 million, or otherwise a decrease in the warrant liability. The value of the warrant liability continued to decrease during the year ended December 31, 2021, reflecting the reduction in the market price of our common shares, and resulted in a gain on the change in fair value of $9.9 million.

In November 2018, as part of the modification of the terms of our four loan agreements existing at the time, we issued warrants to SALP. Similarly to the warrant issued in November 2020, the warrants were treated as a warrants liability. The change in fair value of this different warrant liability, recognized in the consolidated statements of operations during the year ended December 31, 2019 was a gain of $1.1 million. These warrants were cancelled as part of the Restructuring Transaction on April 23, 2019.

Net loss from continuing operations

The net loss from continuing operations, net of taxes, decreased by $4.0 million during the year ended December 31, 2021 compared to the corresponding period of 2020 mainly due to a favorable change in fair value of financial instruments measured at fair value through profit and loss of $9.0 million and a favorable foreign exchange variance of $1.4 million. These were partially offset by an increase in R&D and finance costs of $4.1 million and $3.4 million, respectively, as explained above.

The net loss from continuing operations decreased by $101.7 million during the year ended December 31, 2020 compared to the corresponding period in 2019. This decrease is mainly explained by the following:

•
the decrease in the loss on extinguishment of liabilities of $92.4 million, related to the debt restructuring that occurred during the second quarter of 2019;
•
the decrease in the share-based payments expense of $11.5 million, the majority included in administration expenses, related to the significant changes made to the Company’s long-term equity incentive plan in June 2019;
•
an increase of $11.0 million in directors and officers insurance costs;
•
the decrease in finance cost of $4.0 million for the year ended December 31, 2020 reflecting the lower average levels of debt since the April 23, 2019 debt restructuring; and
•
a reduction in employee compensation expenses in combination with an increase in government grants.

Discontinued Operations analysis

The net income (loss) from discontinued operations is made up of the gain we recognized on the sale of our plasma-derived therapeutics and bioseparations businesses.

Gain on sale of subsidiaries

The table below provides the details of the computation of the gain on sale of our former subsidiaries for the years ended December 31, 2021, 2020 and 2019.

Year ended December 31	2021	2020	2019
Sale of bioseparation business
Proceeds received	$—	$3,380	$51,927
Less:
Carrying amount of net assets sold	—	—	22,015
Transaction costs	—	—	5,015
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	—	(1,449)
Gain on sale of bioseparation business	—	3,380	26,346

Sale of plasma collection centers
Proceeds received	13,570	—	—
Less:
Carrying amount of net assets sold	10,849	—	—
Transaction costs	204	—	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	(44)	—	—
Gain on sale of plasma collection centers	2,561	—	—

Sale of Ryplazim® business
Proceeds received	159,787	—	—
Less:
Carrying amount of net assets sold	19,541	—	—
Indemnification adjustments	116	—	—
Transaction costs	2,288	—	—
Gain on sale of Ryplazim business	137,842	—	—
Gain on sale of subsidiaries, net of income taxes $nil	$140,403	$3,380	$26,346

During the year ended December 31, 2021, we recorded a gain on the sale of our subsidiaries that were part of our former plasma-derived therapeutics segment of $140.4 million. The gain reflects the sale of the Ryplazim® business, the plasma collection centers and the PRV.

Following the sale of our interests in PBL and PMI in November 2019, we generated a gain of $26.3 million in the year ended December 31, 2019, the year of the sale, and a gain of $3.4 million in the year ended December 31, 2020 as an additional amount of proceeds was received upon resolution of a taxation matter.

Results from discontinued operations

The following table summarizes the results of the activities that are presented as discontinued operations in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	$949	$2,593	$27,233	$(1,644)	$(24,640)

Expenses
Cost of sales and other production expenses	1,465	1,868	14,012	(403)	(12,144)
Research and development expenses	76,733	42,757	65,840	33,976	(23,083)
Administration expenses	2,360	5,933	11,009	(3,573)	(5,076)
Impairment losses	1,411	19,772	11,603	(18,361)	8,169
Gain on foreign exchange	(136)	(633)	(759)	497	126
Finance costs	2,242	6,083	7,926	(3,841)	(1,843)
Gain on extinguishment of liabilities	—	(79)	—	79	(79)
Current income taxes	1	8	53	(7)	(45)
Deferred income taxes	—	—	(24)	—	24
Loss from discontinued operations, net of income taxes	$(83,127)	$(73,116)	$(82,427)	$(10,011)	$9,311

Revenues and cost of sales and other production expenses

Revenues from discontinued operations included revenues from the sale of plasma up until May 21, 2021, the date of the sale of the plasma collection centers and for the entire year for 2020. Revenues for the year ended December 31, 2019 include sales of plasma of $4.7 million and $22.5 million from the bioseparations business, which was sold on November 25, 2019. Accordingly, the cost related to the sale of those products ceased when these businesses were sold.

Research and development expenses

R&D expenses increased by $34.0 million during the year ended December 31, 2021 compared to the corresponding period in 2020. The increase was mainly due to the payment PBT made to PBP, which was under Kedrion’s ownership at the time, of $39.5 million, representing thirty percent (30%) of the net PRV proceeds, for past R&D services PBP provided to PBT and a provision for an onerous contract of $22.1 million that was recognized relating to a contract we have with a contract development and manufacturing organization, or CDMO, which is no longer required as a result of the plasma-derived therapeutic segment divestment. This increase was partially offset by a gain of $2.5 million recognized on the reduction of our lease liability. The reduction in lease liability has arisen from the term of the lease having been reduced since we gave a notice of early termination of a master agreement entered with a CDMO, reducing the term of the contract by 3.8 years. In addition, the R&D expenses for the year ended December 31, 2021 included less than one year of operations of PBP and PBT, since they were sold on July 9 and October 15, 2021, respectively. In the year ended December 31, 2020, we had R&D operations in PBP, PBT and also some R&D costs in the plasma collection centers for the entire year.

R&D expenses decreased by $23.1 million during the year ended December 31, 2020 compared to the corresponding period of 2019. The decrease is due in part to the absence of the R&D expense from the bioseparations business in 2019 of $5.9 million and a decrease of $9.7 million in the manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes. Additionally, we recognized a credit of $4.1 million relating to the CEWS grant. We also recognized $1.3 million in R&D tax credit in the year ended December 31, 2020 compared to a reversal of R&D tax credit of $1.0 million in the comparative period following the resolution of R&D tax credit uncertainties regarding the eligibility of certain expenses from 2014 to 2019, upon conclusion of an audit by the taxation authorities in 2020. We also had a reduction in payroll and related expenses of $1.1 million mainly due a reduction of our workforce in our R&D facility in Rockville, MD and a reduction in share-based payments expense. These decreases were partially offset by an increase of $0.6 million related to professional fees and operating expenses incurred to prepare for the FDA audit in connection with the resubmission of the BLA.

Administration expenses

Administration expenses decreased by $3.6 million during the year ended December 31, 2021 compared to the corresponding period of 2020 and this is mainly due to the fact that the administration expenses for the plasma collection centers and for the Ryplazim® business ceased to be included in our 2021 results as those activities were sold during the year, whereas in 2020, we have a full year of these expenses. Administration expenses decreased by $5.1 million during the year ended December 31, 2020 compared to the corresponding period of 2019, mainly due to the absence of the administration, marketing and selling expenses from the bioseparations business in 2019 of $3.4 million.

Impairments

During the year ended December 31, 2020, we recorded an impairment of $0.7 million on capital assets, $18.6 million on right of use assets and $0.5 million on intangible assets related to the Ryplazim® cash generating unit, which was part of the plasma-derived therapeutic segment, representing an aggregate impairment of $19.8 million.

During the year ended December 31, 2019, we recorded an impairment of $7.1 million and $4.5 million on capital assets and intangible assets, for an aggregate impairment of $11.6 million following our decision not to pursue any other indication relating to the human-plasma protein plasminogen a part from the plasminogen congenital deficiency.

Comparison of quarters ended December 31, 2021, 2020 and 2019

The consolidated statements of operations for the quarter ended December 31, 2021 compared to the same periods in 2020 and 2019 are presented in the following tables:

	Quarter ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	$238	$284	$189	$(46)	$95

Expenses
Research and development expenses	4,539	2,953	5,351	1,586	(2,398)
Administration expenses	5,820	7,505	8,130	(1,685)	(625)
Loss on foreign exchange	226	654	467	(428)	187
Finance costs	1,621	1,621	195	—	1,426
Gain on extinguishments of liabilities	(86)	—	—	(86)	—
Change in fair value of financial instruments measured at fair value through profit or loss	(3,250)	(850)	—	(2,400)	(850)
Impairment losses	—	1,087	763	(1,087)	324
Net loss from continuing operations before income taxes	$(8,632)	$(12,686)	$(14,717)	$4,054	$2,031
Income tax expense (recovery) from continuing operations:
Current	—	—	(1,587)	—	1,587
Deferred	118	(65)	111	183	(176)
	118	(65)	(1,476)	183	1,411
Net loss from continuing operations	$(8,750)	$(12,621)	$(13,241)	$3,871	$620

Discontinued operations
Gain (loss) on sale of subsidiaries, net of income taxes $nil	$(134)	$3,380	$26,346	$(3,514)	$(22,966)
Net loss from discontinued operations, net of taxes	(435)	(30,750)	(27,614)	30,315	(3,136)
Total loss from discontinued operations	$(569)	$(27,370)	$(1,268)	$26,801	$(26,102)
Net loss	$(9,319)	$(39,991)	$(14,509)	$30,672	$(25,482)

Net loss (income) attributable to:
Non-controlling interests - continuing operations	(75)	(268)	(155)	193	(113)
Owners of the parent
- Continuing operations	(8,675)	(12,353)	(13,086)	3,678	733
- Discontinued operations	(569)	(27,370)	(1,268)	26,801	(26,102)
Total loss per share	(9,244)	(39,723)	(14,354)	30,479	(25,369)
Net loss	$(9,319)	$(39,991)	$(14,509)	$30,672	$(25,482)

Loss per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.29)	$(0.51)	$(0.81)	$0.22	$0.31
From discontinued operations	(0.02)	(1.12)	(0.08)	1.10	(1.04)
	$(0.31)	$(1.63)	$(0.89)	$1.32	$(0.73)
Weighted average number of outstanding shares (in thousands)	30,164	24,438	16,062	5,726	8,376

Restatement of the consolidated financial statements for the quarter and nine months ended September 30, 2021

During the preparation of our consolidated financial statements for the year ended December 31, 2021, we identified an error in the consolidated financial statements for the quarter and nine months ended September 30, 2021. Consequently, we have determined a restatement of those financial statements is required. The details of the restatement are provided in item 5A - Summary of quarterly consolidated results.

The correction resulted in the recognition a loss of $7.7 million in the third quarter of 2021, increasing the total loss from discontinued operations during that period instead of reflecting that loss in the results from discontinued operations during the fourth quarter of 2021, had the correction not been made. The results of discontinued operations discussed in this section reflect the correction made to the third quarter 2021 financial statements.

Revenues from continuing operations

The following table provides the breakdown of total revenues from continuing operations by source for the quarter ended December 31, 2021 compared to the corresponding periods in 2020 and 2019:

	Quarter ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Royalty revenues	$229	$241	$155	$(12)	$86
Rental revenue	9	43	34	(34)	9
	$238	$284	$189	$(46)	$95

Research and development expenses

R&D expenses increased by $1.6 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 mainly due to increases in share-based payments expense, payroll and related expenses and intangible amortization expenses of $0.4 million, $0.9 million and $0.6 million, respectively, and a decrease in the CEWS and CERS government grants and R&D tax credits of $0.4 million each. These increases were partially offset by a decrease in laboratory consumables expense of $1.0 million.

R&D expenses during the quarter ended December 31, 2020 decreased by $2.4 million compared to the corresponding period in 2019 mainly due to a decrease in payroll and related expenses of $3.1 million due to a reduction in our workforce dedicated to our small molecule R&D and a reduction of $0.7 million in share-based payments expense explained below. We also recognized credits of $0.4 million for government grants. and These decreases were partially offset by an increase in laboratory consumables expenses and third-party preclinical studies of $0.9 million and $0.7 million, respectively.

Administration expenses

The decrease of $1.7 million in administration expenses during the quarter ended December 31, 2021 compared to the corresponding period in 2020 was mainly attributable to lower directors' and officers' insurance cost of $1.0 million, starting in the fourth quarter of 2021, as a result of a change in the province of our registered office which changed from Quebec to Ontario. The decrease is also due to the fact that in 2020 there was a $2.2 million expense pertaining to the additional warrants issued following an amendment to the private placement agreement completed in November of that year with no equivalent cost in 2021. These decreases were partially offset by an increase in the share-based payments expense of $1.3 million (explained below) and a reduction in the CEWS and CERS government grants of $0.5 million.

The decrease of $0.6 million in administration expenses during the quarter ended December 31, 2020 compared to the corresponding period in 2019 was mainly attributable to a reduction of $2.6 million in share-based payment expense, a decrease of $0.8 bonus expenses and the recognition of $0.5 million in credits pertaining to the government grants. This decrease was partially offset by an increase of $1.7 million in directors’ and officers’ insurance cost following our Nasdaq listing and the recognition of a $2.2 million expense pertaining to the additional warrants issued following an amendment to the private placement agreement completed in November 2020.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Administration expenses	$415	$(903)	$1,698	$1,318	$(2,601)
Research and development expenses	209	(232)	486	441	(718)
Loss from discontinued operations	—	173	786	(173)	(613)
	$624	$(962)	$2,970	$1,586	$(3,932)

Share-based payments expenses increased by $1.6 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 principally because there were no significant stock option forfeitures in the current period as there was in 2020 as we recognized for accounting purposes the impact of the estimated forfeitures of the unvested stock options held by the former CEO following his resignation in the fourth quarter of 2020. This was partially offset by a lower stock option expense in the current quarter since we have less employees but also the fair value of the stock options have gone down reflecting the lower share price.

Share-based payments expenses decreased by $3.9 million during the quarter ended December 31, 2020 compared to the corresponding period in 2019 mainly due to the accounting impact on the estimated forfeitures for the unvested stock options held by the former CEO following his resignation in November 2020.

Finance costs

Finance costs increased by $1.4 million for the quarter ended December 31, 2020 compared to the corresponding period in 2019, reflecting higher interest expense due to an increased debt level following the issuance of secured convertible debentures in July 2020 and of the second term loan, as we drew down our full line of credit with SALP in September 2020. Financing costs remained at the same level during the fourth quarter of 2021 and 2020.

Change in fair value of financial instruments measured at fair value through profit or loss

The gain on the change in fair value of the warrant liability that is measured at FVPL increased by $2.4 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 due to a decrease in fair value of the warrant liability mainly driven by a higher decrease in the value of the underlying shares between September 30, 2021 and December 31, 2021, than the decrease between the date of issuance of these warrants on November 3 and 25, 2020 and December 31, 2020. The change in fair value between their issuance dates in November 2020 and December 31, 2020 was a gain of $0.9 million.

Net loss from continuing operations

The net loss from continuing operations decreased by $3.9 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020. This was mainly driven by the reduction in administration expenses of $1.7 million and the increase in the gain on the change in fair value of the warrant liability that is measured at FVPL losses of $2.4 million. These decreases were partially offset by an increase in R&D expenses of $1.6 million as explain above.

The net loss from continuing operations increased by $0.6 million during the quarter ended December 31, 2020 compared to the corresponding period in 2019. This was mainly driven by the reduction in R&D expenses of $2.4 million and the increase in finance costs of $1.4 million.

Loss from discontinued operations

The net losses from discontinued operations, net of taxes decreased by $30.3 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020. This decrease was mainly due to the recognition of an impairment of $19.7 million during the fourth quarter of 2020 and due to the fact that we only had a small loss from discontinued operations of $0.4 million since there were only minor expenses incurred from October 1 to October 15, 2021 when PBT was sold compared to having the full operations of the plasma-derived therapeutics segment in during the quarter ended December 31, 2020. The gain on sale of subsidiaries declined by $3.5 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 as in the 2020 we recognized an additional gain of $3.4 million upon the resolution of a tax uncertainty in relation to the sale of our bioseparation business.

The net losses from discontinued operations increased by $3.1 million during the quarter ended December 31, 2020 compared to the corresponding period in 2019. The increase is explained in part by the absence of the net income contribution from the former bioseparations business of $1.1 million. The gain from the sale of the subsidiaries of $26.3 million during the quarter ended December 31, 2019 comes from the sale of the bioseparations business.

Selected annual information

The following table presents selected audited annual information for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Revenues	$643	724	745
Net loss from continuing operations attributable to owners of the parent	(44,394)	(48,189)	(149,628)
Net loss from continuing operations per share attributable to owners of the parent (basic and diluted)	(1.47)	(1.97)	(9.32)
Total assets	126,053	117,784	165,098
Total long-term financial liabilities	$73,678	$78,785	$38,721

Revenues include nominal amounts of royalty and rental revenues which remained fairly consistent over the years ended December 31, 2021, 2020 and 2019. Royalty revenues are dependent on sales made by a third party.

The net loss from continuing operations attributable to the owners of the parent decreased by $3.8 million during the year ended December 31, 2021 compared to the corresponding period of 2020 mainly due to a reduction in the fair value of the warrant liability, presented in the profit and loss as a change in fair value of financial instruments measured at fair value through profit and loss of $9.0 million and a favorable foreign exchange variance of $1.4 million. These were partially offset by an increase in R&D and finance costs of $4.1 million and $3.4 million, respectively, as explained above.

The net loss from continuing operations attributable to the owners of the parent decreased by $101.4 million during the year ended December 31, 2020 compared to the corresponding period in 2019. This decrease is mainly explained by the following:

•
the decrease in the loss on extinguishment of liabilities of $92.4 million, related to the debt restructuring that occurred during the second quarter of 2019;
•
the decrease in the share-based payments expense of $11.5 million, the majority included in administration expenses, related to the significant changes made to the our long-term equity incentive plan in June 2019;
•
an increase of $11.0 million in directors and officers insurance costs;
•
the decrease in finance cost of $4.0 million for the year ended December 31, 2020 reflecting the lower average levels of debt since the April 23, 2019 debt restructuring; and

•
a reduction in employee compensation expenses in combination with an increase in government grants.

The net loss from continuing operations per share attributable to the owners of the parent on a basic and diluted basis reflects the changes in the net loss from continuing operations attributable to the owner of the parent but also the increase in the number of common shares outstanding from year to year. The number of common shares increased in 2019, as a significant number of common shares were issued in April 2019 upon a debt restructuring transaction and the issuance of equity following private placements; in 2020, the common shares outstanding increased following a private placement which was concluded in November 2020 and finally in 2021, the common shares increased following the conversion of secured convertible debentures into shares in October 2021. The weighted average number of shares increased from 16,062 thousand common shares in 2019 to 24,438 thousand common shares in 2020 and to 30,164 thousand common shares in 2021.

Total assets increased by $8.3 million from $117.8 million at December 31, 2020 to $126.1 million at December 31, 2021 reflecting the increase in cash of $63.4 million as a result of the proceeds we received from the sale of our plasma-derived therapeutic business which was mostly offset by the decrease in all of the assets sold.

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

Long-term financial liabilities decreased by $5.1 million at December 31, 2021 from December 31, 2020 mainly due to the liabilities disposed of with the sale of the plasma-derived therapeutic business of $5.9 million, the decrease of the warrant liability of $9.9 million and the conversion of the secured convertible debt, in 2021, that had a balance of $2.5 million at December 31, 2020. The decreases were mostly offset by the recognition of a provision for onerous contract of $18.2 million.

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

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2021				2020
	Q4	Q3 (restated)	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$238	$170	$25	$210	$284	$202	$36	$202
R&D expenses	4,539	4,973	3,951	4,884	2,953	3,285	3,981	4,015
Administration expenses	5,820	9,420	8,551	8,137	7,505	7,534	8,503	9,077

Element attributable to the owners of the parent:
Net loss from continuing operations	(8,675)	(9,797)	(12,504)	(13,418)	(12,353)	(11,079)	(13,101)	(11,656)
Net income (loss) from discontinued operations	(569)	84,228	(19,536)	(6,847)	(27,370)	(12,019)	(14,659)	(15,688)
Basic and diluted earnings per share from continuing operations	(0.29)	(0.33)	(0.42)	(0.45)	(0.45)	(0.47)	(0.56)	(0.50)
Basic and diluted earnings per share from discontinuing operations	(0.02)	2.82	(0.65)	(0.23)	(1.00)	(0.51)	(0.63)	(0.67)

Restatement of the third quarter 2021 financial statements for the quarter and nine months ended September 30, 2021

During the preparation of our consolidated financial statements for the year ended December 31, 2021, we noted that the third quarter 2021 financial statements contained a material misstatement which required a restatement of those financial statements. In the third quarter financial statements, the carrying value of PBT, which was classified as held for sale, exceeded its fair value less costs to sell. We have proceeded to restate the third quarter 2021 financial statements:

•
by recording a reduction in the carrying amount of the prepaids and intangible assets, both included in the ''Assets of a disposal group held for sale'' on the consolidated statement of financial position at September 30 2021, by $6.3 million and $1.4 million, respectively; and
•
by recognizing an impairment loss on the intangible assets of $1.4 million and a R&D expense of $6.3 million. Both items are included in the net loss from discontinued operations. Corresponding adjustments to the earnings per share amounts were made.

Analysis of the quarterly results

Following the reclassification of the results of the plasma collection centers and the Ryplazim® business as discontinued operations, the revenues include nominal amounts of royalty and rental revenues.

R&D expenses were generally lower in 2020 than in 2021. This was attributable in most part to the fact that we were benefiting from the CEWS and CERS government grants from the second quarter of 2020 up until the middle of the second quarter of 2021. In general, payroll and related expenses recorded in R&D declined between the first quarter of 2020 and the fourth quarter of 2021 due to a reduction in the number of employees. Starting the fourth quarter of 2020 and onwards, we had a general increase in clinical trial expenses as we were conducting our Fezagepras phase 1 MAD study.

Administration expenses where higher during the third quarter of 2021 due to an acceleration of the share-based payments expense following the departure of one of our executive members and 2) the payroll and related expenses were higher due to recognition of termination benefits resulting from a reduction in employees and a transaction bonus following the divestment of our former plasma-derived therapeutics segment. The administration expense for the fourth quarter of 2021 is lower compared to the previous quarter reflecting the lower staff level and lower directors' and officers' insurance by $1.3 million, as a result of a change in the province of our registered office which changed from Quebec to Ontario from the middle of the fourth quarter of 2021.

Both R&D and administration expenses are affected by fluctuations in share-based payment expenses from quarter to quarter.

The variations in the net loss from continuing operations over the last eight quarters were affected by R&D expenses and administration expenses variations as explained above. In addition, the following quarters were impacted by an impairment of intangible assets of $1.1 million for the fourth quarter of 2020 and by gains on the changes in fair value of the warrant liability that is measured at FVPL, which reduced the net loss from continuing operations by $5.1 million and $3.3 million during the third quarter of 2021 and the fourth quarter of 2021, respectively.

Net losses from discontinued operations fluctuated significantly over the last eight quarters in part because of the varying R&D and administration expenses but the main variations are due to significant events impacting the results, including the recognition of 1) impairment losses of $19.8 million in the fourth quarter of 2020; 2) an expense for an onerous contract provision of $21.9 million during the second quarter of 2021; 3) a compensation expense for R&D services of $45.8 million payable during the third quarter of 2021 upon receipt of the PRV proceeds, and 4) the impact of the sale of former businesses.

In this regard, during the fourth quarter of 2020, we recognized a gain on the sale of the bioseparations business of $3.4 million, gains of $10.7 million and $129.8 million on the sale of our subsidiaries in the plasma-derived therapeutics segment during the second quarter and the third quarter of 2021, respectively. The gain of $129.8 million includes the gain recorded on the sale of the PRV.

The basic and diluted loss per share from continuing operations declined over the last eight quarters, particularly during the third quarter and the fourth quarter of 2021 principally reflecting the lower losses from continuing operations while the basic and diluted loss per share from discontinued operations varied in accordance principally with the loss from discontinued operations for each period. In addition, during the fourth quarter of 2020 and 2021, we issued shares which ultimately reduce the basic and diluted loss per share from their date of issuance and for the following quarters because they increase the weighted average number of shares.

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

Outstanding share data

We are authorized to issue an unlimited number of common shares. At March 7, 2022, 31,042,560 common shares, 1,776,778 options to purchase common shares and 8,067,469 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not reported. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At December 31, 2021 and 2020, a former CEO had a balance of $283 and $170, respectively, owing to us under a tax equalization program, the amounts to be repaid once a refund is received from the taxation authority for each of the two years covered by the program.

SALP subsequently became our majority shareholder, or our parent entity, following a debt restructuring completed on April 23, 2019.

All material transactions with SALP are disclosed in notes 16, 18a, 19a, 19c, 28, 30 and 33 in the consolidated financial statements for the year ended December 31, 2021. The key transactions with our parent entity mainly pertain to financing transactions and are for significant amounts. Related party transactions with SALP include:

•
the recording and payment of interest on the loans with SALP with cash;
•
the reimbursement of the loans;
•
the payment of a fixed quarterly royalty;
•
the issuance of common shares, with warrants in exchange for cash; and

•
the reimbursement of professional fee expenses.

In addition to the above, we revalue our warrant liability, pertaining to warrants that are partly held by SALP, at each reporting period, which results in variations of the liability on the consolidated statement of financial position and in the consolidated statement of operations.

Changes in accounting policies

The accounting policies used in our annual consolidated financial statements are consistent with those we applied in our December 31, 2020 and 2019 audited annual consolidated financial statements except for the amendments to certain accounting standards which were adopted since January 1, 2020 as described below.

Amendments to IFRS 3, Business Combinations or IFRS 3 - The amendments to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment was adopted by us as of January 1, 2021 and had no impact on the financial statements for the year ended December 31, 2021 since we have not benefited from COVID-19 related rent concessions.

Amendment to IAS 1, Presentation of Financial statements or IAS 1 - IAS 1 has been revised to require the disclosure of material accounting policies rather significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. We early adopted these amendments, and consequential amendments to other standards, for our annual audited financial statements for the year ended December 31, 2021 resulting in a reduction in our accounting policy disclosures.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendment, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted. We have determined that the adoption of this modification as of January 1, 2022 will not have an impact on the provision presently recorded at December 31, 2021.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) and IAS 1, Presentation of Financial Statements (IAS 1) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. In addition, IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current.

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

Amendments to IAS 12, Income taxes (IAS 12) - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

We are evaluating the impact the amendments to IAS 8, IAS 1 and IAS 12 will have on our consolidated financial statements.

Significant judgments and estimates

Our management’s discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs material accounting policies. See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for a description of our material accounting policies.

We believe that the most significant management judgments and assumptions in the preparation of our consolidated financial statements are described below.

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, we must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. We take into consideration a wide range of factors relating to expected cash inflows such as whether we will earn other revenues, what will be the next steps in our research and development programs and the related expenditures as well as the financing strategy we would like to pursue and the potential sources of debt and equity financing available to us in case further financing is desired. We have also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules. These cash flow estimates are subject to uncertainty.

Functional currency – We review the functional currency of foreign subsidiaries on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, we apply our judgment in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of our net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the consolidated statement of operations.

Share-based compensation - On March 23, 2020, our board of directors approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 19b in the consolidated financial statements. In order to determine when the expense related to this modification is recognized in our consolidated statement of operations, we evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. We further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. We concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

COVID-19 – The negative impact of the COVID-19 pandemic on our financial statements for year ended December 31, 2021 and 2020 has been limited. During a portion of those two years, we were eligible for salary and rent subsidy programs from the Government of Canada under which we submitted claims. As of the date of this 20-F, there are no subsidy programs to which we are eligible. Consistent within the global biopharmaceutical sector, some clinical programs may have been and may be impacted by the shift of resources within hospitals and contract research organizations, or CRO, to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of healthy subjects and patients for the conduct of clinical trials and its impact on the global economy. The effects of the COVID-19 pandemic continue to be fluid.

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

In determining the fair value of the warrants issued in November 2020 presented as a warrant liability in the consolidated statements of financial position at December 31, 2021 and 2020, and considered to be a level 3 measurement, we made assumptions on unobservable inputs used in the valuation model that have an important impact on the resulting fair value computed.

Notably, we estimated the timing and the amounts of equity financings we expect to complete before the expiry of those warrants. The fair value computed could be higher if our actual equity financing needs are higher than those expected. We also estimated the future volatility of the common shares of Liminal for the contractual life of the warrants. To do so, we used the historical volatility of our shares and of comparable companies in the same industry as a starting basis for this estimate and also considered whether there are factors that would indicate that the historical volatility is not indicative of the future. In addition, we applied an illiquidity discount rate on the resulting Black-Scholes pricing model to reflect that the November 2020 warrants are not publicly traded instruments and therefore the ability to sell them is limited. In establishing the illiquidity discount rate, we considered the remaining life of the warrants and the volatility assumption for the underlying shares. The fair value of the warrants could be higher if we had selected a higher volatility assumption and/or a lower illiquidity discount rate.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Uncertainty over income tax treatments - We measure R&D tax credits for the current and prior periods at the amount we expect to recover, based on our best estimate and judgment, of the amounts we expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well the amount and timing of recovery of these tax credits. In order to determine whether the expenses we incur are eligible for R&D tax credits, we must use judgment in determining whether our complex R&D activities qualify for available tax credits, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations' reviews of matters that were subject to interpretation. These uncertainties, relating to entities we have sold may still affect Liminal as certain indemnification obligations may be called upon, subject to contractual limitations, when these entities may be subjected to the tax administrations reviews for taxation periods prior to the sale. The amounts recognized in the consolidated financial statements are based on our best estimates and in our best possible judgment, as noted above.

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

When calculating the net recoverable amounts for the impairments, we make estimates and assumptions regarding the outcome of certain future events, future cash flows and their timing.

When determining the FVLCD for its Ryplazim® CGU in 2020, significant estimates we made include amongst others, the outcome of the exercise we had undertaken in evaluating the potential alternatives for the Ryplazim® CGU, including the probability of completing a sale or closing those activities; the operating cash outflows to support those operations until one of the alternative strategies was executed; the outcome of the FDA review of the BLA for our Ryplazim® product candidate and the timing of completion of this review; if we will be able to benefit from the monetization of a Priority Review Voucher, if received, and what would be the amount received upon its monetization; and whether some assets, liabilities and commitments could potentially be excluded from the activities sold and for those commitments that could be retained, the possibility of reducing those commitments and what would be their settlement amount.

A plus or minus 10% change in the probability weighted terminal value would have impacted the impairment we recorded on the Ryplazim® CGU by $3,638.

In addition, when calculating the FVLCD of an asset or a group of assets for which selling price information for comparable assets are not readily available, we also must make assumptions regarding the value it may recuperate from its sale.

Share-based compensation – To determine the fair value of stock options on a given date, we must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of our common shares for the expected life of the stock options. We use the historical volatility as a starting basis for the estimate and also consider whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, we consider changes in our activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

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

Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of this Annual Report, we are unaware of any specific event or circumstance that would require us to update our estimates, assumptions and judgments or revise the carrying value of our assets or liabilities, and we are unable to estimate the potential impact on our future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and changes in those estimates are recognized in the consolidated financial statements as soon as they become known.

Financial instruments

Use of financial instruments

The financial instruments that we use result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for trading purposes and have not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of our financial instruments at December 31, 2021 and 2020.

	2021	2020
Financial assets
Cash	$108,490	$45,075
Trade and other receivables	788	1,664
Restricted cash	—	178
Long-term deposits	30	137
Financial liabilities
Trade payables	$5,762	$9,153
Wages and benefits payable	1,297	3,083
Royalty payment obligations	123	3,355
Provisions	22,195	—
Warrant liability	1,754	11,640
Long-term debt	38,311	40,532

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and the year ended December 31, 2021 include income, expense, gains and losses relating to financial instruments:

•
loss on extinguishments of liabilities;
•
change in fair value of financial instruments measured at fair value through profit or loss;
•
finance costs; and
•
foreign exchange gains.

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

B. Liquidity and Capital Resources

Overview

Since completing the divestment of our plasma collection centers and our Ryplazim® business with the sale of the last entity, PBT, on October 15, 2021, our funding needs for our operations will be focused on our small molecules business with the exception of the continuing contractual obligation we have retained from our involvement in the Ryplazim® business towards a CDMO.

We have $108.5 million in cash at December 31, 2021. In February 2022, we repaid the $39.1 million of outstanding long-term debt with SALP. The repayment, despite not being due for another two years, saves us $9.1 million in interest payments over the remaining term of the two loans. The repayment will also provide us additional flexibility in the future in relation to potential deal making around our pipeline assets. Our only remaining significant liability is with the CDMO referred to above, and at the present time, we are unsure about the timing and the amounts that will eventually be disbursed. The total commitment under this contract is $9.0 million per year up until August 2026. We are investigating different avenues to potentially reduce the impact of this contract, which we are unable to benefit from, on our future cash outflows.

In regards to our small molecule research and development activities, we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur costs associated with operating as a public company.

Accordingly, until we can generate sufficient and recurring revenues to finance future cash requirement, it is likely that we will need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders.

Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our R&D programs, clinical trials or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at December 31, 2021 and analysis of going concern

For the year ended December 31, 2021, we incurred a net loss from continuing operations of $45.1 million. We had a working capital position of $96.1 million which comprised $108.5 million of cash at December 31, 2021. The increase in our liquidities since December 31, 2020 reflects the proceeds received form the divestment of our former plasma-derived therapeutics segment and the lower cash-burn of our small molecules business. Since December 31, 2021, we repaid the entirety of our long-term debt reducing our cash position by $39.1 million as a result.

Considering our main activities continue to be related to the preclinical and clinical stage, our cash runway is dependent on the research programs that are currently underway, the pace of their progression and the results they render, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regards to the outcome or cost of those programs. The cash runway is also dependent on decisions we make in terms of managing our capital, including raising capital through the issuance of debt and equity or repaying financial obligations before their maturity, and our ability to conclude such financing transactions at an acceptable cost. As such, there is uncertainty whether our current financial position will be sufficient to fund our operations for at least the next 12 months and it is likely that additional sources of funding will be required during this time. Additional external financing may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. It may also come from the monetization of certain non-core assets.

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

The audited consolidated financial statements as of December 31, 2021 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Material cash requirements

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at December 31, 2021 and unrecognized purchase obligations and commitments are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$7,343	$7,343	$—	$—	$—	$7,343
Other Long-term liabilities	98	—	51	51	197	299
Lease liabilities	22,471	7,369	10,629	8,285	—	26,283
Long-term debt 2)	38,311	3,945	44,297	—	—	48,242
Provisions	22,195	3,961	9,094	9,544	—	22,599
	$90,418	$22,618	$64,071	$17,880	$197	$104,766

1) Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

2) Under the terms of the consolidated loan agreement, SALP may decide to cancel a portion of the principal value of the loans as payment upon the exercise of their 168,735 warrants and 3,947,367 November 2020 warrants. The maximum repayment due on the loan has been included in the above table. On February 15, 2022, the entirety of the long-term debt was repaid in advance of the maturity date as discussed above.

Royalties

At December 31 2021, SALP had a right to receive a 2% royalty on future revenues relating to patents of a specified small molecule product candidate and analogues, existing as of the date the royalty stream agreement was signed. On February 15, 2022, following the repayment of the entirety of the long-term debt, the royalty stream agreement with SALP was terminated resulting in the derecognition of the royalty payment obligation to SALP.

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

Debt Facility

Line of credit and term loans

On November 11, 2019, we entered into an amendment to our April 23, 2019 consolidated loan agreement with SALP to include a non-revolving $75.0 million secured line of credit, or the LOC. On September 14, 2020, we drew down $29.1 million, which represented the entire balance available on the LOC, which resulted in the issuance of the second term loan. On February 15, 2022, we repaid the entirety of the first and second term loan, for an aggregate amount of $39.1 million, by making a payment in cash, thus terminating the consolidated loan agreement with SALP and releasing of the security interests granted over our assets pursuant to the loan agreement and related documents. The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation of $0.1 million due to SALP and the 168,735 warrants held by SALP, having an exercise price of $15.21 per common shares were cancelled.

Secured convertible debentures

Concurrently with the Fairhaven acquisition that closed on July 17, 2020, we issued secured convertible debentures, or SCD, to certain former Fairhaven shareholders, for an aggregate principal amount of $2.4 million and bearing an interest rate of 8% per annum, compounded quarterly.

On October 20, 2021, the Company exercised its right to convert the entirety of its SCD, having a balance of $2,664 on the conversion date into 1,098,577 of our common shares, using a conversion price of $2.42 (USD 1.96) calculated as the volume weighted average trading price of the shares in the five trading days immediately preceding the conversion. Our conversion right became exercisable upon the occurrence of an event which resulted in the Company having a cash balance over $75,000. The difference between the carrying value of the SCD and the fair value of the common shares issued and recorded in share capital of $2,589, calculated using the closing trading price on the conversion date, was $75 and was recorded as a gain on extinguishment of a liability. The security on the SCD on the assets of Fairhaven was released when the debt was extinguished.

The other parties to the share purchase agreement dated July 17, 2020 and the Company entered into an amendment to this agreement in November 2021 to terminate 1) the collective rights of certain sellers to purchase additional SCD issued by us for an aggregate principal amount of up to $5,740 with substantially the same terms and conditions as set out in the original SCD and 2) our right, if the pre-determined events allowing us to trigger the conversion of the SCD occur prior to the maturity date, to require certain sellers to purchase additional SCD for an aggregate principal amount of up to $5,740, which would then be converted into our common shares.

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for continuing and discontinued operations in aggregate, for the year ended December 31, 2021 and the corresponding periods in 2020 and 2019 are presented below.

	Year ended December 31			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Cash flows used in operating activities	$(99,603)	$(75,917)	$(99,390)	$(23,686)	$23,473
Cash flows (used in) from financing activities	(8,424)	57,405	117,919	(65,829)	(60,514)
Cash flows from investing activities	170,692	2,305	36,096	168,387	(33,791)
Net change in cash during the year	62,665	(16,207)	54,625	78,872	(70,832)
Net effect of currency exchange rate on cash	750	(3)	(729)	753	726
Cash, beginning of the year	45,075	61,285	7,389	(16,210)	53,896
Cash, end of the year	$108,490	$45,075	$61,285	$63,415	$(16,210)

Cash flows used in operating activities increased by $23.7 million during the year ended December 31, 2021 compared to the corresponding period in 2020. The increase is mainly due to the payments made by PBT, to PBP after it became under the ownership of Kedrion for past and future research and development services totaling $45.8 million. This was partially offset by lower operating expenses mainly because the cost of operation for the different entities sold were only there for the portion of 2021, when they were under our ownership. In addition, those operating expenses were reduced while we were awaiting the outcome of the FDA review of the BLA.

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

Cash flows used in financing activities increased by $65.8 million during the year ended December 31, 2021 compared to the corresponding period in 2020 since we did not receive any proceeds from the issuance of long-term debt in 2021 when in 2020 we received $31.5 million from the combined issuance of the second term loan with SALP and the secured convertible debentures. Similarly, in 2020 we had proceeds from the issuance of shares and warrants of $40.0 million while there were not equity financings in 2021.

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

Cash flows from investing activities increased by $168.4 million during the year ended December 31, 2021 compared to the corresponding period in 2020 mainly due to the proceeds, net of selling costs of $170.1 million we received in connection with the divestiture of the plasma-derived therapeutics segment compared to the proceeds we received in 2020 in relation to the sale of our former bioseparations business.

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

C.
Research and Development, Patents and Licenses

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.”

E.
Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors, including their ages as of March 7, 2022:

Name of Executive Officers	Age	Position(s)
Bruce Pritchard	49	Chief Executive Officer
Patrick Sartore	48	President
Marie Iskra	46	General Counsel
Nicole Rusaw	48	Interim Chief Financial Officer

Name of Non-Employee Directors	Age	Position(s)
Simon Best(1)(2)	65	Lead Independent Director
Gary J. Bridger(3)	59	Director
Neil A. Klompas(1)	50	Director
Alek Krstajic(2)	58	Chair
Eugene Siklos	58	Director
Timothy Steven Wach(1)(2)	61	Director

(1) Member of the audit, risk and finance committee.

(2) Member of the HR and corporate governance committee.

(3) Member of the science and technology committee.

Unless otherwise indicated, the current business addresses for our executive officers and directors is 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The current business address for Bruce Pritchard is Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG.

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

Marie Iskra, General Counsel. Ms. Marie Iskra has served as our General Counsel since September 2019. As General Counsel, Ms. Iskra oversees the legal, compliance, intellectual property and corporate governance functions. Ms. Iskra is also our Corporate Secretary. Ms. Iskra has served in various roles since September 2013, including as Associate General Counsel and Senior Legal Counsel. Ms. Iskra was previously employed as Director of Legal Affairs for Jubilant Draximage Inc. and Jubilant HollisterStier General Partnership from 2009 to 2013 and as Legal Counsel for Draxis Health Inc. from 2005 to 2009. Ms. Iskra holds an L.L.B. from the Université de Montreal and is a member of the Québec Bar. Ms. Iskra also holds a Certificate Arts and Sciences from the Université de Montreal.

N. Nicole Rusaw, Interim Chief Financial Officer. Ms. Nicole Rusaw was appointed as Interim Chief Financial Officer effective March 2, 2022. Prior to joining Liminal, Ms. Rusaw was the Chief Financial Officer of two publicly traded cannabis companies, Ionic Brands Corp. from June to December 2021, and Nabis Holdings Inc. from October 1, 2019 to January 27, 2021. Prior thereto, Ms. Rusaw acted as the Interim Chief Financial Officer of Nuvo Pharmaceuticals Inc. from August 2017 to September 2018 and Interim VP Operations and Administration from October 2018 to June 2019. Prior thereto, Ms. Rusaw was the Chief Financial Officer of Transition Therapeutics Inc. from December 2011 to October 2016. Ms. Rusaw graduated from Brock University with First Class Honours Co-op and has obtained her Chartered Accountant professional designations, CPA, CA.

Non-Employee Directors

Simon Best. Prof. Best has served as a member of our board of directors since May 2014. Prof. Best also served as our interim President and Chief Executive Office from December 2018 to April 2019. Prof. Best has experience as the founder and/or Chief Executive Officer of four biotechnology companies between 1992 and 2012, and as a Chairman or board member of major industry bodies including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). Since 2012, he has played a pivotal role in building pioneering Digital Healthcare companies – in Pathology with PathXL which was acquired by Philips Healthcare in May 2016 – subsequently with Cumulus Neuroscience (previously BrainWaveBank), which develops EEG tools and analytics for at-home use to validate digital biomarkers, stratify patients for clinical trials and monitor them to facilitate the development of novel drugs for neuro-degenerative disorders.

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

Gary J. Bridger. Dr. Bridger has served as a member of our board of directors since May 2019. Dr. Bridger has served as a member of the board of directors of Expansion Therapeutics since January 2022 and as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. from 2013 until August 2019. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology. We believe that Dr. Bridger’s experience as a director and executive officer at numerous biopharmaceutical companies qualifies him to serve as a member of our board of directors.

Neil A. Klompas. Mr. Klompas has served as a member of our board of directors since May 2019. Mr. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as Chief Operating Officer and served as Chief Financial Officer from 2007 until 2022. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, and from 2005 to 2007, with KPMG's Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey. Prior to that, Mr. Klompas worked with KPMG's Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. He serves on the faculty advisory board for Biotechnology and Chemistry for Camosun College and as a member of the board of directors of Ovensa Inc., a private biotechnology company. We believe that Mr. Klompas’ experience as a financial executive in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.

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

Timothy Steven Wach. Mr. Wach has served as a member of our board of directors since May 2019. Since January 2015 until February 2020, Mr. Wach served as Managing Director and member of the board of directors of Taxand. In 1989, Mr. Wach joined Gowling Lafleur Henderson LLP as an associate and was a partner from 1992 to 2014. Mr. Wach also has experience in government relations and tax policy, having twice served in the Tax Policy Branch of the Canadian Department of Finance in Ottawa, most recently as Director of Legislative Development and Chief Legislative Counsel from 2009 to 2011. In that role, he chaired the Interdepartmental Legislation Review Committee, the committee responsible for the preparation of Canada's federal income tax legislation for submission to Parliament. We believe that Mr. Wach’s experience with respect to tax and finance qualifies him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2021 and 2020 by the Named Executive Officers, or NEOs, in accordance with applicable rules and regulations. Unless otherwise specified, the executive and directors’ compensation is presented in U.S. Dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian Dollars into U.S. Dollars were made at the rate of $1.00 to USD0.7969, which is the average rate for the 2021 fiscal year, (2020 average rate: $1.00=USD0.7442). Translations from Great Britain Pounds or GBP into U.S. Dollars were made at the rate of 1 GPB to USD1.3755 which is the average rate for the 2021 fiscal year, (2020 average rate: 1 GBP = USD1.2861). Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Canadian Dollars or GBP at the dates indicated.

Summary Compensation Table
Name and Principal Position	Year	Salary (USD)		Option Awards (USD)	Non-Equity Incentive Plan Compensation(1) (USD)		All Other Compensation(2) (USD)		Total Compensation (USD)
Bruce Pritchard	2021	467,670	(3)	—	289,521	(3)	48,305	(3)	805,496
CEO	2020	437,274	(3)	909,941	54,659	(3)	43,727	(3)	1,445,601
Patrick Sartore	2021	438,295	(4)	—	275,429	(4)	23,972	(4)	737,696
President	2020	409,310	(4)	606,853	51,164	(4)	22,418	(4)	1,089,745
Marie Iskra	2021	310,791	(4)	—	219,646	(4)	17,596	(4)	548,033
General Counsel	2020	282,796	(4)	486,526	36,279	(4)	16,093	(4)	821,694

(1)
Represents the cash bonus earned for each financial year, pursuant to our Short-Term Incentive Plan, or STIP. For additional information, see the “Narrative Disclosure to Summary Compensation Table – Short-Term Incentive Plan” section below, including with respect to the special transaction bonus awarded in 2021 (USD 83,675 each for Mr. Pritchard, Mr. Sartore and Ms. Iskra).
(2)
The following table provides the details for the amounts reported for 2021 for each NEO:

Name	Pension Contributions (USD)	Professional & Membership Dues (USD)	Total (USD)
Bruce Pritchard	46,767	1,538	48,305
Patrick Sartore	21,915	2,057	23,972
Marie Iskra	15,539	2,057	17,596

(3)
Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=USD1.3755 (2021 average); 1 GBP=USD1.2861 (2020 average)
(4)
Paid in Canadian dollars (CAD) and converted at the following exchange rate: $1.00=USD0.7969 (2021 average); $1=USD0.7442 (2020 average)

Narrative Disclosure to Summary Compensation Table

Base Salary

We aim to provide a salary established based on the level of responsibility relative to other positions in our company and relative to base salaries paid by the organizations in our peer group as well as the performance of the Company and of the NEOs. It is an important component of our ability to attract and retain executives who have the leadership and management skills to drive the further growth and success of our business.

In light of the significant business changes currently taking place, a full revision of our compensation policy will be undertaken in 2022; therefore, the base salaries of the NEOs were not adjusted in 2021.

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

The STIP targets for the NEOs are reviewed regularly to ensure that they remain competitive with those of our peer group. Target incentive levels (as a percentage of base salary) for the NEOs were the following in 2021:

Name	Short-Term Incentive Target
Bruce Pritchard	50%
Patrick Sartore	50%
Marie Iskra	50%

At the beginning of 2021, corporate objectives were established for the first half of the year with each objective being assigned a relative weight. The same process was used for the second half of the year. The board of directors, with the support of the HR and corporate governance committee, was responsible for determining and approving a payout factor that would recognize the Company’s performance against the corporate objectives for the year. As a result of this assessment, the overall payout factor for 2021 was 87.5%.

The board of directors also approved a special one-time bonus award to the NEOs in recognition of the closing of the PRV sale. Each of the STIP and special bonus for each NEO is listed below, with the aggregate resulting payout included in the Summary Compensation Table above.

STIP and Special Bonus

Name	Short-Term Incentive Payment (USD)	Special Bonus (USD)	Total STIP & Special Bonus (USD)
Bruce Pritchard	204,606	84,915	289,521
Patrick Sartore	191,754	83,675	275,429
Marie Iskra	135,971	83,675	219,646

Long-Term Incentives

Long-term incentive awards are designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Under the Omnibus Incentive Plan, adopted in 2019 and replacing the previous Long Term Incentive Plan, or LTIP, we may grant stock options to our executives to ensure alignment of their interests with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time. It is also our practice to award an initial grant of stock options to new hires to attract qualified and skilled executives. Outstanding awards granted under the previous LTIP will continue to be governed by the terms of the LTIP until such awards are exercised, expire, or are otherwise terminated or cancelled.

Stock Options

In light of the significant changes taking place in the business during the year as well as in consideration of stock option grants made in previous years, no stock options were granted to NEOs in 2021. We granted stock options in 2020 to the NEOs at a level reflecting the executive’s performance and the desired positioning of total compensation versus the comparator group in accordance with our 2020 compensation policy.

Perquisites and Other Benefits

We provide our NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives. This package includes a capital accumulation retirement plan, including company contributions equal to 5% of each NEO’s base salary (10% for Bruce Pritchard), group insurance, reimbursement of annual medical examinations and annual professional memberships. Variations to these programs exist between NEOs due to local market conditions. The value of all such benefits conferred to the NEOs in 2021 is described in the Summary Compensation Table above.

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

Marie Iskra. We entered into an employment agreement with Marie Iskra that became effective on August 12, 2019. Mrs. Iskra’s employment agreement provides for her employment as General Counsel for an unspecified duration. Mrs. Iskra’s employment agreement established her base salary at $350,000, which was increased to $390,000 as of April 1, 2020. Mrs. Iskra’s employment agreement further provides that she is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mrs. Iskra also received a one-time grant of 30,000 stock options in connection with the entering into of the employment agreement. Mrs. Iskra is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with her duties in accordance with our generally applicable policies.

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

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, stock option grants outstanding as of December 31, 2021.

Outstanding Equity Awards at Fiscal Year End
	Option Awards
Name	Grant Date	Number of securities underlying unexercised options (#) (Exercisable)	Number of securities underlying unexercised options (#) (Unexercisable)		Option exercise price (USD/sh)		Option expiration date
Bruce Pritchard	June 4, 2019	124,847	128,695	(1)	15.21	(2)	June 4, 2029
	December 7, 2020	83,333	66,667	(3)	4.27		December 7, 2030
Patrick Sartore	June 4, 2019	124,847	128,695	(1)	15.21	(2)	June 4, 2029
	December 7, 2020	41,667	33,333	(3)	4.27		December 7, 2030
Marie Iskra	June 19, 2019	3,728	1,242	(4)	15.21	(2)	June 19, 2029
	September 3, 2019	16,875	13,125	(5)	11.99	(2)	September 3,2029
	June 8, 2020	21,375	35,625	(6)	14.06	(2)	June 8, 2030
	December 7, 2020	10,000	5,000	(7)	4.27		December 7, 2030

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
(6)
These stock options vest monthly over 3-year period spanning from June 8, 2021 to June 8, 2024.
(7)
These stock options vest on December 31, 2022.

For information on vesting acceleration of the equity awards described above upon a NEO's termination of employment, see the "Executive Compensation – Executive Compensation Elements – Termination and Change of Control Benefits” section above.

Director Compensation

Director Compensation Program

The following table describes the director compensation program that is currently in effect for the 12-month period starting June 4, 2021, or the 2021-2022 Mandate, and the director compensation program that was in effect for the period spanning from June 8, 2020 through June 4, 2021, or the 2020-2021 Mandate. Cash retainers are paid on a quarterly basis and no attendance fee is paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Under the director compensation program for the 2021-2022 Mandate, 20,000 stock options are granted to newly appointed directors and vest over a 3-year period. 10,000 stock options are granted for subsequent grants and vest over one-year period.

Director Compensation Program
	2021-2022 Mandate (USD)	2020-2021 Mandate (USD)
Chair of Board
Annual Retainer (inclusive of committee retainers/fees)	$123,520	$115,351
	10,000 stock options(1)	10,000 stock options(2)
Lead Independent Director
Annual Retainer (inclusive of committee retainers/fees)	$107,582	$100,467
	10,000 stock options(1)	10,000 stock options(2)
Non-Executive Directors
Annual Retainer	$59,768	$55,815
	10,000 stock options(1)	10,000 stock options(2)
Committee Chairs
Additional Annual Retainer
Audit, Risk and Finance	$27,892	$26,047
HR and Corporate Governance(3)	—	—
Science and Technology	$27,892	$26,047
Attendance Fees	No attendance fees	No attendance fees
Non-Chair Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$13,946	$13,024
HR and Corporate Governance(3)	$11,954	$11,163
Science and Technology	—	—
Attendance Fees	No attendance fees	No attendance fees

(1)
Options vest quarterly over 1-year period spanning from July 1, 2021 to July 1, 2022.
(2)
Options vest quarterly over 1-year period spanning from May 1, 2020 to May 1, 2021.
(3)
Included in Lead Independent Director annual retainer.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2021 for their service on our Board.

Director Compensation Table
	Fees earned or paid in cash
Name	Board Annual Cash Retainer (USD)	Committee Annual Cash Retainer (USD)	Attendance Fee (USD)	Option awards(1)(2)(9) (USD)	All other compensation (USD)		Total Compensation (USD)
Current Members
Simon Best(3)	107,582	13,946	—	207,897	1,642	(4)	331,067
Gary Bridger	59,768	27,892	—	206,853	120,000	(5)	414,513
Neil A. Klompas(6)	59,768	27,892	—	33,472	—		121,132
Alek Krstajic(7)	123,520	6,973	—	33,472	—		163,965
Eugene Siklos(8)	—	—	—	—	—		—
Timothy Steven Wach	59,768	25,899	—	33,472	—		119,139

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2021 in accordance with IFRS. See Note 19b of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our directors during the year ended December 31, 2021.
(2)
This amount represents the value of special stock option grants made to Prof. Best ($174,425) and Dr. Bridger ($173,381) in 2021 in recognition for work performed beyond their duties as non-employee directors.

(3)
Prof. Best is our Lead Independent Director and Chair of the HR and corporate governance committee.
(4)
This amount represents a reimbursement of tax penalties with Canada Revenue Agency and tax penalties with Quebec Revenue Agency.
(5)
This amount, paid in U.S. dollars, represents the compensation Dr. Bridger received pursuant to his consultancy agreement entered into in October 2019 with us, as amended from time to time.
(6)
Mr. Klompas is Chair of the audit, risk and finance committee.
(7)
Mr. Krstajic is the Chair of our board of directors and a member of the HR and corporate governance committee.
(8)
Mr. Siklos waived the compensation he is entitled to receive as director on our board of directors.
(9)
The following table indicates the number of option awards outstanding for each current and former director as of December 31, 2021. No share awards were provided to directors during the year ended December 31, 2021.

Name	Options Outstanding (#)
Simon Best	77,719
Gary Bridger	85,846
Neil Klompas	35,846
Alek Krstajic	30,000
Eugene Siklos	—
Timothy Steven Wach	35,846

C. Board Practices.

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

Our board of directors currently consists of six members. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Simon Best	Lead Independent Director	2014	n/a
Gary J. Bridger	Director	2019	n/a
Neil A. Klompas	Director	2019	n/a
Alek Krstajic	Chair	2020	n/a
Eugene Siklos	Director	2020	n/a
Timothy Steven Wach	Director	2019	n/a

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards, four of our six directors, Prof. Best, Mr. Klompas, Mr. Krstajic and Mr. Wach, are independent directors. In accordance with the Nasdaq Listing Rules, a director shall be considered independent if she/he does not have any relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, in accordance with Nasdaq Listing Rules, to be considered independent, a director shall not be subject to any of the mandatory bars to independence set forth in Rule 5605(a) of the Nasdaq Listing Rules.

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

Board Diversity

The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions:

Board Diversity Matrix
Total Number of Directors	#
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors		5		1
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		5
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background	1

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

D. Employees.

As of December 31, 2021, we had 48 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by function.

	At December 31,
	2021	2020	2019
Function:
Research and development	25	163	205
Plasma collection centers	—	34	33
General and administrative	23	54	62
Total	48	251	300

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 7, 2022 for:

•
each beneficial owner of more than five percent (5%) of our outstanding common shares;
•
each of our executive officers;
•
each of our directors; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of March 7, 2022. The percentage ownership information shown in the table is based upon 31,042,560 common shares outstanding as of March 7, 2022.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of March 7, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in care of Liminal BioSciences Inc., 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The current address for Bruce Pritchard is Park Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG.

Name and Address	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
5% or Greater Shareholders
Structured Alpha LP(1)	23,823,496		76.7
Executive Officers and Directors
Bruce Pritchard	*		*
Patrick Sartore	*		*
Marie Iskra	*		*
Nicole Rusaw	*		*
Simon Best	*		*
Gary J. Bridger	*		*
Neil A. Klompas	*		*
Alek Krstajic	*		*
Eugene Siklos	23,823,496	(3)	76.7	(3)
Timothy Wach	*		*
All current executive officers and directors as a group (9 persons)(2)(4)	687,949		2.2

___________________

* Represents beneficial ownership of less than 1%.

(1)
Consists of (a) 19,876,129 common shares and (b) 3,947,367 common shares that SALP has the right to acquire within 60 days following March 7, 2022 pursuant to the exercise of warrants. Thomvest Asset Management Ltd. is the general partner of SALP and may be deemed to beneficially own, have sole power to vote and sole power to dispose of these common shares. The address for SALP and Thomvest Asset Management Ltd. is 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2M8.
(2)
Consists of (a) 25,127 common shares and (b) 662,822 common shares that all officers and directors as a group have the right to acquire within 60 days following March 7, 2022 pursuant to the exercise of stock options.
(3)
The amount corresponds to the shares beneficially owned by SALP as listed in footnote 1. Mr. Siklos is the President of Thomvest Asset Management Ltd. and may be deemed to have sole voting and investment power of the securities held by SALP. The address for SALP and Thomvest Asset Management Ltd. is 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2M8.
(4)
The aggregate amount and percentage of shares beneficially owned by the directors and officers exclude the shares beneficially owned by SALP as listed in footnote 1 for which Mr. Siklos may be deemed to have sole voting and investment power of the securities held by SALP. The address for SALP and Thomvest Asset Management Ltd. is 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2M8.

As of March 7, 2022, approximately 10.44% of our outstanding common shares were held in the United States by 11 holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties. All of the transactions have been reviewed and approved by our board of directors or another independent committee of the board.

Prior Indebtedness

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement with SALP and certain of our subsidiaries, or the Restructuring Agreement. Upon execution of the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares at a price per common share of $15.21 for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness in such amount owed by us to SALP, and (ii) certain warrants to purchase our common shares held by SALP were amended and replaced with new warrants exercisable for 168,735 common shares at an exercise price of $15.21 per share, the New Warrants.

In connection with the Restructuring Agreement, in the event that SALP owns less than a majority of our issued and outstanding common shares, SALP was granted the right to (i) nominate the number of directors to our board of directors that represents the same percentage of the total number of directors to be elected as the percentage of our issued and outstanding common shares owned by SALP at the record date for the applicable meeting of our shareholders, and (ii) nominate two directors to our board of directors for so long as it owns at least 10% of our issued and outstanding common shares. Our directors, Alek Krstajic and Eugene Siklos were nominated pursuant to this right.

We also entered into a consolidated loan agreement with SALP on April 23, 2019, as subsequently amended, relating to future indebtedness secured against our assets, or the Consolidated Loan Agreement. Under the Consolidated Loan Agreement, as amended, we had a non-revolving $75.0 million secured line of credit, or the LOC, which was reduced to $29.1 million in November 2019.  In September 2020, we drew down the available balance of $29.1 million under the LOC.  The principal amount of $29.1 million borrowed under the LOC was bearing a stated interest of 10%, payable quarterly, and matured on April 23, 2024.

We have also granted SALP a right to receive low single-digit royalties on future revenues relating to patents existing as of the date of the agreement of certain compounds and analogues, including fezagepras. The obligation under this royalty agreement was secured by all of our assets.

On February 15, 2022, we exercised our prepayment right and repaid the entirety of the term loan for an aggregate amount of $39.1 million, by making a payment in cash, thus terminating the consolidated loan agreement with SALP and releasing of the security interests granted over our assets pursuant to the Consolidated Loan Agreement and related documents. The repayment also terminated the royalty stream agreement with SALP and the New Warrants were cancelled.

Forbearance Agreement with SALP

On October 1, 2021, we and SALP entered into a forbearance agreement whereby SALP agreed to forbear from seeking immediate payment of certain indemnity obligations pursuant to a subscription agreement entered into in 2019 and from exercising certain of its rights and remedies relating thereto during the forbearance period ending in June 2022 on the terms and conditions set out in the Agreement.

Consulting Services Agreement with Dr. Gary Bridger

On October 2, 2019, we entered into a Consulting Services Agreement with Dr. Gary Bridger, a member of our Board, to provide consulting services in addition to his duties as a Board director. The agreement was extended until June 30, 2022.

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

Directors and Officers Liability Insurance

We maintain directors’ and officers’ liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of CAD27,500,000 (primary and excess liability insurance), subject to a general retention of CAD5,000,000 per loss, and includes specific exclusions, which are usually contained in insurance policies of this nature. We also maintain a concurrent excess liability insurance for the liability of our directors and officers arising out of the performance of their duties, with limits of liability of CAD7,500,000 and subject to specific exclusions which are usually contained in insurance policies of this nature.

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

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

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

Refinancing Proceedings

On April 15, 2019, we announced our intention to enter into a series of related arrangements to restructure its outstanding indebtedness, reduce our interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of our development (collectively, the “Refinancing Transactions”).

On March 2, 2021, we were served with an action instituted by multiple individual shareholder plaintiffs (the “Plaintiffs”) against the Company, SALP, Thomvest Asset Management (“Thomvest”), Consonance Capital Management LP (“Consonance”), as well as the directors (the “Directors”) that were on the Company’s Board on March 31, 2019 or on April 15, 2019 and certain officers of the Company (the “D&Os”, together with Liminal, SALP, Thomvest and Consonance, the “Defendants”). The Plaintiffs allege, among other things, that, as part of the Refinancing Transactions, the Defendants (i) undervalued certain products, (ii) reduced certain of their operational activities, (iii) artificially devalued certain assets in order for them to be written off the balance sheet, (iv) conducted their business in a manner that prevented them from obtaining financing from certain parties and (v) never properly disclosed their financial difficulties, the alleged collective result of which was, among other things, that SALP and Thomvest were able to take control of the Company to the detriment of the minority shareholders. On November 2, 2021, we received service of an amended proceeding.

The Plaintiffs’s request in damages has gone from almost $700 million initially to almost $950 million in damages, approximately $905 million of which is based on the loss of future value of the Company’s shares.

The Company believes that the Plaintiffs’ claims are completely without merit and intends to vigorously defend itself. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on our operating results or financial performance. No provisions have been recorded in the consolidated financial statements in regards to these claims.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details

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

B. Plan of Distribution.

Not applicable.

C. Markets.

On July 28, 1998, our common shares began trading on the TSX under the trading symbol “PLI” and, on October 7, 2019, began trading under the trading symbol “LMNL.” On November 18, 2019, our common shares began trading on Nasdaq under the trading symbol “LMNL.” On August 5, 2020, we voluntarily delisted our common shares from the TSX.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

See Exhibit 2.1 to this Annual Report on Form 20-F for a summary of certain material provisions of our articles of incorporation, as amended, bylaws, as amended, and certain related sections of the Canada Business Corporations Act. See Exhibit 1.1 and 1.2 to this Annual Report on Form 20-F for our articles of incorporation, as amended, and Exhibits 1.3, 1.4 and 1.5 for our bylaws, as amended.

C. Material Contracts.

For information on our material contracts, please see “Item 4.—Information on the Company,” and “Item 7.B.—Related Party Transactions” of this Annual Report.

D. Exchange Controls.

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

E. Taxation.

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

Although we do not believe that we were a PFIC for the year ending December 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

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

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to shareholders who are a beneficial owner of our common shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (6) holds the common shares as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

•
at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
•
more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

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

I. Subsidiary Information

Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

Our exposure to credit risk is generally limited since we have limited revenues and thus limited accounts receivable. We mitigate credit risk through a credit risk assessment, when credit is granted and subsequently at each reporting period.

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

a) Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk. In February 2022, our loans were repaid in full.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. We have had operations and suppliers in the U.S. and the U.K. during the past years and therefore a portion of our expenses are in USD and in GBP. The majority of the revenues from the sale of products in 2021 and 2020, that are part of its discontinued operations were in USD which served to mitigate a portion of the U.S. foreign exchange risk relating to the expenditures. In 2021, the proceeds received from the divestment of our discontinued operations were in USD resulting in an increased exposure to the USD which is partially mitigated by expenditures denominated in USD from our continuing operations. Financial instruments that have exposed us to foreign exchange risk have been cash, receivables, trade and other payables, lease liabilities, license payment obligations. We manage foreign exchange risk by holding foreign currencies we receive to support forecasted cash outflows in foreign currencies.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting, as described below.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer and principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective because a material weakness in internal control over financial reporting existed as of that date, as described below.

Material Weakness in Internal Control over Financial Reporting

In connection with the preparation of our financial statements as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019, we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to an error in the carrying value of our held-for-sale assets. Specifically, the financial statements for the period ended September 30, 2021, contained a misstatement in the carrying value of PBT, which was classified as held for sale, which exceeded the fair value less costs to sell.

The deficiency in internal controls relates to our control regarding the accounting analysis of complex transactions, in this particular instance, the transactions relating to the sale of PBT, a transaction that was not in the ordinary course of business and required significant analysis and research by the Finance team, in addition to the extra workload required for presenting the divested or soon to be divested subsidiaries as discontinued operations. This situation, coupled with the fact that the third quarter financial reporting process was conducted without a Chief Financial Officer from September 3, 2021, exacerbated the resource challenge within the Finance team. Consequently, the accounting analysis for this complex transaction was incomplete and did not go through an exhaustive internal review.

Management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of this Annual Report on Form 20-F.

Remediation Plan

The finance team has revisited the close timetable and will ensure any subsequent complex accounting matters are given priority from a timing perspective. In addition, an interim CFO has been hired to ensure the accounting and finance team has the appropriate depth and bandwidth to ensure that this type of error does not occur again. Testing to date of ICFR on complex transactions analysis has indicated that this control appears to be designed appropriately and was otherwise effective for the sample tested. We believe this deficiency occurred given the complexity and timing of the transaction in question.

Attestation Report of the Registered Public Accounting Firm

Not applicable to emerging growth companies.

Changes in Internal Control Over Financial Reporting

Except as described above under Material Weakness in Internal Controls over Financial Reporting and under Remediation Plan, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved.

Not applicable.

Item 16A. Audit Committee Financial Expert.

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

Item 16B. Code of Ethics.

We have adopted a Code of Ethics and Business Conduct, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.liminalbiosciences.com.

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP, from Oakville, Canada, (PCAOB identification #271) has served as our independent registered public accounting firm for the 2021 and 2020 under PCAOB standards.

Our accountant billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	(thousands of Canadian dollars)
	2021	2020
Audit Fees	$647,719	$660,000
Audit-Related Fees	131,066	94,908
Tax Fees	—	—
Other Fees	39,900	62,000
Total	$818,685	$816,908

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-59 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation of Liminal BioSciences Inc., as amended.	Form S-8	333-235692	4.1	12/23/2019
1.2	Certificate of Amendment of Liminal BioSciences Inc. dated October 12, 2021 changing its Registered Office Address	Form 6-K	001-39131	99.1	10/13/2021
1.3	By-Law No. 1 of Liminal BioSciences Inc., as amended and currently in effect.	Form S-8	333-235692	4.2	12/23/2019
1.4	By-Law No. 2 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.3	12/23/2019
1.5	By-Law No. 3 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.4	12/23/2019
2.1*	Description of Securities
4.1†	Amended and Restated Stock Option Plan, dated May 10, 2017	Form 40-F	001-39131	99.59	11/12/2019
4.2†	Amended and Restated Stock Option Plan, dated June 7, 2018	Form 40-F	001-39131	99.61	11/12/2019
4.3†	Restricted Share Unit Plan, dated May 6, 2009	Form 40-F	001-39131	99.60	11/12/2019
4.4†	Restricted Share Unit Plan, dated May 9, 2018	Form 40-F	001-39131	99.62	11/12/2019
4.5†	Omnibus Incentive Plan, dated May 7, 2019	Form 40-F	001-39131	99.125	11/12/2019
4.6	Restructuring Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 15, 2019	Form 40-F	001-39131	99.70	11/12/2019
4.7	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.71	11/12/2019
4.8	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.67	11/12/2019
4.9	Share Purchase Agreement, among Liminal BioSciences Inc. and Gamma Biosciences GP LLC, dated November 3, 2019	Form 6-K	001-39131	99.1	11/18/2019
4.10#	Share Purchase Agreement, dated as of July 17, 2020, among the Registrant and the investors listed therein.	Form F-1/A	001-39131	4.6	09/14/2020
4.11	First Amending Agreement dated November 10, 2021 to the Share Purchase Agreement dated July 17, 2020, among Liminal BioSciences Inc. and the investors listed therein	Form 6-K	001-39131	99.1	11/10/2021
4.12#	Amended and Restated License Agreement between Fairhaven Pharmaceuticals Inc., The Royal Institution of the Advancement of Learning/McGill University and Florida Institute of Technology, Inc., dated May 16, 2018	Form 20-F	001-39131	4.36	03/24/2021
4.13	Securities Purchase Agreement dated October 29, 2020, by and among the Company and the Purchasers	Form 6-K	001-39131	99.1	11/02/2020

4.14	Amendment No.1 to Securities Purchase Agreement dated November 25, 2020, by and among the company and the Purchasers	Form 6-K	001-39131	99.1	11/27/2020
4.15	Registration Rights Agreement, dated October 29, 2020, by and among the Company and the Purchasers	Form 6-K	001-39131	99.2	11/02/2020
4.16	Form of Warrant to Purchase Common Shares	Form 6-K	001-39131	99.3	11/02/2020
4.17#	Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated May 14, 2021	Form 6-K	001-39131	99.2	05/21/2021
4.18#	Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated June 22, 2021	Form 6-K	001-39131	99.2	06/25/2021
4.19#	First Amending Agreement dated September 29, 2021 to the Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated June 22, 2021	Form 6-K	001-39131	99.1	10/04/2021
4.20#*	Royalty Stream Agreement between Liminal BioSciences Inc. and Innovon Pharmaceutiques Inc. dated January 26, 2022
8.1*	List of subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL and contained in Exhibit 101

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Liminal BioSciences Inc. if publicly disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Liminal BioSciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Liminal BioSciences Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, statements of comprehensive income (loss), statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from continuing operations and has a net deficit, and negative cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

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

/s/PricewaterhouseCoopers

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 17, 2022

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

At December 31	2021	2020

ASSETS
Current assets
Cash	$108,490	$45,075
Accounts receivable and others (note 7)	1,068	4,081
Inventories (note 8)	—	9,377
Prepaids	5,071	14,486
Total current assets	114,629	73,019

Other long-term assets (note 9)	362	1,353
Capital assets (note 10)	5,483	18,791
Right-of-use assets (note 11)	1,609	8,557
Intangible assets (note 12)	3,516	15,492
Deferred tax assets (note 26)	454	572
Total assets	$126,053	$117,784

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 13)	$7,343	$16,835
Current portion of lease liabilities (note 14)	7,194	6,946
Current portion of provisions (note 15)	3,957	—
Total current liabilities	18,494	23,781

Long-term portion of lease liabilities (note 14)	15,277	26,506
Provisions (note 15)	18,238	—
Warrant liability (note 16)	1,754	11,640
Long-term debt (note 17)	38,311	40,532
Other long-term liabilities (note 18)	98	313
Total liabilities	$92,172	$102,772

EQUITY
Share capital (note 19a)	$979,849	$977,261
Contributed surplus (note 19b)	44,109	39,877
Warrants (note 19c)	95,856	95,856
Accumulated other comprehensive loss	(3,010)	(3,030)
Accumulated other comprehensive income of disposal group held for sale	—	184
Deficit	(1,074,167)	(1,087,049)
Equity attributable to owners of the parent	42,637	23,099
Non-controlling interests (note 20)	(8,756)	(8,087)
Total equity	33,881	15,012
Total liabilities and equity	$126,053	$117,784

Going concern (note 1), Commitments (note 30), Subsequent event (note 33)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

Years ended December 31	2021	2020	2019
Revenues (note 22)	$643	$724	$745

Expenses
Research and development expenses	18,347	14,234	15,873
Administration expenses	31,928	32,619	37,661
Gain on foreign exchange	(1,397)	(35)	(756)
Finance costs (note 23a)	6,330	2,899	6,867
Loss (gain) on extinguishments of liabilities (note 17)	(75)	—	92,374
Change in fair value of financial instruments measured at fair value through profit or loss (note 16)	(9,886)	(850)	(1,140)
Impairment losses (note 25)	341	1,087	763
Loss from continuing operations before income taxes	$(44,945)	$(49,230)	$(150,897)

Current income tax	$—	$(144)	$(336)
Deferred income tax	118	(65)	111
Income tax expense (recovery) on continuing operations (note 26)	118	(209)	(225)
Net loss from continuing operations	$(45,063)	$(49,021)	$(150,672)

Discontinued operations
Gain on sale of subsidiaries, net of income taxes $nil (note 6)	140,403	3,380	26,346
Loss from discontinued operations, net of income taxes (note 6)	(83,127)	(73,116)	(82,427)
Total income (loss) from discontinued operations	57,276	(69,736)	(56,081)
Net income (loss)	$12,213	$(118,757)	$(206,753)

Net income (loss) attributable to:
Non-controlling interests - continuing operations (note 20)	$(669)	$(832)	$(1,044)
Owners of the parent
- Continuing operations	(44,394)	(48,189)	(149,628)
- Discontinued operations	57,276	(69,736)	(56,081)
	$12,882	$(117,925)	$(205,709)
Net income (loss)	$12,213	$(118,757)	$(206,753)

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(1.47)	$(1.97)	$(9.32)
From discontinued operations	1.90	(2.85)	(3.49)
Total income (loss) per share	$0.43	$(4.83)	$(12.81)
Weighted average number of outstanding shares (in thousands) (note 27)	30,164	24,438	16,062

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31	2021	2020	2019
Net income (loss)	$12,213	$(118,757)	$(206,753)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	20	104	180
Exchange differences on translation of foreign operations from discontinued operations	(140)	149	(578)
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 6)	(44)	—	(1,449)
Total other comprehensive (loss) income	$(164)	$253	$(1,847)
Total comprehensive income (loss)	$12,049	$(118,504)	$(208,600)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$(669)	$(832)	$(1,044)
Owners of the parent
- Continuing operations	(44,374)	(48,085)	(149,448)
- Discontinued operations	57,092	(69,587)	(58,108)
Total comprehensive income (loss)	$12,049	$(118,504)	$(208,600)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	—	—	—	—	(205,709)	(205,709)	(1,044)	(206,753)
Foreign currency translation reserve	—	—	—	(398)	—	(398)	—	(398)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 6)	—	—	—	(1,449)	—	(1,449)	—	(1,449)
Issuance of shares (note 19a)	349,834	—	—	—	—	349,834	—	349,834
Share-based payments expense (note 19b)	—	22,030	—	—	—	22,030	—	22,030
Share-based compensation paid in cash (note 19b)	—	(421)	—	—	—	(421)	—	(421)
Issuance of warrants (note 19c)	—	—	560	—	—	560	—	560
Share and warrant issuance cost	—	—	—	—	(5,323)	(5,323)	—	(5,323)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 20)	—	—	—	—	(331)	(331)	331	—
Balance at December 31, 2019	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	—	—	—	—	(117,925)	(117,925)	(832)	(118,757)
Foreign currency translation reserve	—	—	—	253	—	253	—	253
Issuance of shares (note 19a)	31,755	—	—	—	—	31,755	—	31,755
Share-based payments expense (note 19b)	—	6,234	—	—	—	6,234	—	6,234
Exercise of stock options (note 19b)	167	(85)	—	—	—	82	—	82
Share-based compensation paid in cash (note 19b)	—	(40)	—	—	—	(40)	—	(40)
Shares issued pursuant to restricted share unit plan (note 19b)	9,764	(9,764)	—	—	—	—	—	—
Share issuance cost	—	—	—	—	(2,073)	(2,073)	—	(2,073)
Issuance of warrants (note 19c)	—	—	2,623	—	—	2,623	—	2,623
Exercise of warrants (note 19c)	2,624	—	(2,623)	—	—	1	—	1
Balance as of December 31, 2020	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net income	—	—	—	—	12,882	12,882	(669)	12,213
Foreign currency translation reserve	—	—	—	(120)	—	(120)	—	(120)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 6)	—	—	—	(44)	—	(44)	—	(44)
Share-based payments expense (note 19b)	—	4,252	—	—	—	4,252	—	4,252
Share-based compensation paid in cash (note 19b)	—	(20)	—	—	—	(20)	—	(20)
Shares issued upon conversion of debt (note 17)	2,588	—	—	—	—	2,588	—	2,588
Balance at December 31, 2021	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
The accompanying notes are an integral part of the consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Years ended December 31	2021	2020	2019
Cash flows used in operating activities
Net loss from continuing operations during the year	$(45,063)	$(49,021)	$(150,672)
Net income (loss) from discontinued operations during the year	57,276	(69,736)	(56,081)

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	4,317	8,307	12,809
Loss (gain) from disposition of capital and intangible assets	(6)	(15)	196
Non-cash issuance of warrants (note 16)	—	2,228	—
Gain on sale of subsidiaries (note 6)	(140,403)	(3,380)	(26,346)
Change in fair value of financial instruments measured at fair value through profit or loss (note 16)	(9,886)	(850)	(1,140)
Impairment losses (notes 6, 25)	1,752	20,859	12,366
Deferred income taxes (note 26)	118	—	87
Gain (loss) on extinguishments of liabilities (note 17)	(75)	(79)	92,374
Provision expense (note 15)	22,367	—	—
Share-based payments expense (note 19b)	4,232	6,194	21,609
Depreciation of capital assets (note 10)	1,368	2,779	3,734
Depreciation of right-of-use assets (note 11)	1,013	4,578	4,913
Amortization of intangible assets (note 12)	1,963	1,090	1,259
	(101,027)	(77,046)	(84,892)
Change in non-cash working capital items	1,424	1,129	(14,498)
	$(99,603)	$(75,917)	$(99,390)
Cash flows from (used in) financing activities
Proceeds from share issuances (with or without warrants) (note 19a)	—	39,960	118,785
Proceeds from long-term debt (with or without warrants) (note 17)	—	31,533	19,859
Repayment of principal on long-term debt (note 17)	—	(165)	(988)
Repayment of interest on long-term debt (note 17)	(3,945)	(1,879)	(3,540)
Exercise of options (note 19b)	—	82	—
Proceeds from exercise of pre-funded warrants (note 19c)	—	1	—
Payments of principal on lease liabilities (note 14)	(3,241)	(7,069)	(7,563)
Payment of interest on lease liabilities (note 14)	(1,080)	(2,098)	(1,767)
Debt, share and warrants issuance costs	(158)	(2,960)	(6,867)
	$(8,424)	$57,405	$117,919
Cash flows from (used in) investing activities
Additions to capital assets	(293)	(966)	(2,741)
Additions to intangible assets	(170)	(1,080)	(1,703)
Proceeds from sale of discontinued operations business (note 6)	173,357	4,555	43,958
Transaction costs paid relating to the sale of discontinued operations business	(2,492)	(787)	(4,228)
Proceeds from disposal of capital assets	52	133	—
Release of restricted cash	165	—	65
Interest received	73	450	745
	$170,692	$2,305	$36,096

Net change in cash and cash equivalents during the year	62,665	(16,207)	54,625
Net effect of currency exchange rate on cash and cash equivalents	750	(3)	(729)
Cash and cash equivalents, beginning of year	45,075	61,285	7,389
Cash and cash equivalents, end of year	$108,490	$45,075	$61,285
Comprising of:
Cash	108,490	45,075	41,761
Cash equivalents	—	—	19,524
	$108,490	$45,075	$61,285

Cash flows from discontinued operations presented in note 6

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

1. Nature of operations and going concern

Liminal BioSciences Inc. or Liminal, or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded clinical stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using our drug discovery platform and data driven approach. Our lead small molecule product candidate, fezagepras, has completed a Phase 1 multi-ascending dose, or MAD, clinical trial and we anticipate conducting a comparative Phase 1a single ascending dose clinical trial to provide comparative data to support our development plan. In addition, the Company is currently developing a selective G‑protein-coupled receptor 84, or GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. The GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

The Company previously operated a segment devoted to the development of plasma-derived therapeutics, leveraging Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma and received approval, from the U.S. Food and Drug Administration or FDA in June 2021 for its plasma-derived product Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. The Company has completed the divestment of this segment in October 2021. These activities are also presented as discontinued operations in the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020 (note 6).

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP or SALP has been Liminal’s majority and controlling shareholder since the debt restructuring on April 23, 2019 (note 17) and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the year ended December 31, 2021, the Company incurred a net loss from continuing operations of $45.1 million ($49.0 million for the year ended December 31, 2020) and had negative operating cash flows, including continuing and discontinued operations, of $99.6 million ($75.9 million for the year ended December 31, 2020). At December 31, 2021, the Company had an accumulated deficit of $1,074.2 million ($1,087.0 million at December 31, 2020) and a working capital of $96.1 million ($49.2 million at December 31, 2020). The December 31, 2021 working capital position reflects the proceeds the Company received as a result of the various transactions it concluded as part of the divestment of the plasma-derived therapeutics segment (note 6). In February 2022, the Company used $39.1 million of the proceeds from the divestment to repay the full amount of its long-term debt (note 33).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Considering Liminal’s main activities continue to be related to the preclinical and clinical stage, the Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and the results they render, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regards to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt and equity or repaying financial obligations before their maturity, and the Company's ability to conclude such financing transactions at an acceptable cost. As such, there is uncertainty whether the Company’s current financial position will be sufficient to fund its operations for at least the next 12 months and it is likely that additional sources of funding will be required during this time. Additional external financing may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources.

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2. Material accounting policies

Statement of compliance

These audited annual consolidated financial statements for the year ended December 31, 2021, or consolidated financial statements, have been prepared in accordance with IFRS as issued by the IASB and were approved by the Board of Directors on March 17, 2022.

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, ($ or CAD) which is also the Company’s functional currency. The use of other currencies will be specified.

Basis of consolidation

The consolidated financial statements include the accounts of Liminal BioSciences Inc., and those of its subsidiaries. The Company’s subsidiaries at December 31, 2021, 2020 and 2019 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by group
			2021	2020	2019
Fairhaven Pharmaceuticals Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%	nil
Liminal R&D BioSciences Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%	100%
Liminal BioSciences Holdings Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Liminal BioSciences Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Pharma SMT B.V	Small molecule therapeutics	Amsterdam, Netherlands	100%	100%	N/A
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	nil*	100%	100%
Prometic Plasma Resources Inc.	Plasma-derived therapeutics	Winnipeg, Canada	nil*	100%	100%
Telesta Therapeutics Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	100%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%	73%
Prometic Biotherapeutics Inc.	Plasma-derived therapeutics	Delaware, U.S.	nil*	100%	100%
Prometic Plasma Resources USA Inc.	Plasma-derived therapeutics	Delaware, U.S.	nil*	100%	100%
Prometic Biotherapeutics Ltd	Plasma-derived therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Biotherapeutics B.V.	Plasma-derived therapeutics	Amsterdam, Netherlands	100%	100%	N/A
Pathogen Removal and Diagnostic Technologies Inc.	Corporate	Delaware, U.S.	77%	77%	77%

* Entity sold in 2021 as part of our divestment of the plasma-derived therapeutics segment.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

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

The Company classifies cash, trade receivables, other receivables, restricted cash, and long-term deposits as financial assets measured at amortized cost and trade payables, wages and benefits payable, royalty payment obligations and long-term debt as financial liabilities measured at amortized cost.

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

December 31, 2021

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

Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization commences when the intangible asset is available for use and is calculated over the estimated useful lives of the intangible assets acquired using the straight-line method. The maximum period used for each category of intangible asset are presented in the table below.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized when the carrying amount of an asset or a cash-generating unit, or CGU, exceeds its recoverable amount by the amount of this excess. An impairment loss is recognized immediately in profit or loss in the period during which the loss is incurred. An impairment loss can be subsequently reversed, if certain conditions are met and the amount of the reversal will not exceed the carrying amount that would have been determined had an impairment loss not been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

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

Provisions

If changes in circumstances render a contract to be onerous, meaning the unavoidable cost of meeting the contract exceeds the economic benefits expected under it, the Company recognizes the present value of the obligations as a provision. Before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets dedicated to that contract. The amount recognized as a provision is the best estimate of the cash disbursements required to settle the present obligation at the end of a reporting period and as such, a provision will change if the estimate changes. The discount rate used is the pre-tax rate that reflects the market assessment of the time value of money and the risks specific to the liability.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Revenue recognition

Sale of goods

Revenue from sale of goods is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•
The control over the product has been transferred to the customer; and
•
The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns. Revenue from the sale of goods is presented as part of the results from discontinued operations.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

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

Share-based payments

The fair value of stock options granted by the Company is determined at the grant date using the Black-Scholes option pricing model and is expensed over the vesting period of the options. Grants with graded vesting are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

The Company also made use of a restricted share unit plan as part of its long-term incentive plan up until the end of 2020. The fair value of Restricted Share Units, or RSU, is determined using the market value of the Company’s shares on the grant date. The expense associated with RSU awards that vest over time are recognized over the vesting period. When the vesting of RSU is dependent on meeting performance targets as well as a service requirement, the Company will estimate the outcome of the performance targets to determine the expense to recognize over the vesting period, and revise those estimates until the final outcome is determined.

An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

The Company’s policy is to issue new shares upon the exercise of stock options and the release of RSU for which conditions have been met.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale at the end of a given reporting period if their carrying amounts will be recovered principally through a sale rather than through continuing use. Such non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and their fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding finance costs and income tax expense. Such assets are only presented as held for sale when the sale is highly probable and the assets or disposal group are available for immediate sale in their present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Capital assets included as part of the assets held for sale are not depreciated once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

The results of discontinued operations are presented net of tax in the consolidated statement of operations. Incremental cost related to the disposition and income taxes are allocated to discontinued operations. The discontinued operations also include the gain or loss on the disposal, which will also include the reclassification of historical exchange differences on translation of foreign operations sold. The results of discontinued operations exclude the allocation of the corporate finance costs and general corporate overhead in the form of management fees if the costs will continue to be incurred by Liminal following the disposition. The prior period results from discontinued operations are reclassified and presented in the consolidated statements of operations.

Share and warrant issue expenses

The Company records share and warrant issue expenses as an increase to the deficit.

3. Significant accounting judgements and estimation uncertainty

The preparation of these consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant judgments made and estimates used in the preparation of these consolidated financial statements are explained below.

Significant judgments

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as whether the Company will earn other significant revenues, what will be the next steps in its research and development programs and the related expenditures as well as the financing strategy it would like to pursue and the potential sources of debt and equity financing available to it in case further financing is desired. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules. These cash flow estimates are subject to uncertainty.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Company’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the consolidated statement of operations. During the year ended December 31, 2020, the functional currency of the Pathogen Removal and Diagnostic Technologies Inc., or PRDT, subsidiary changed from GBP to USD.

Share-based compensation - On March 23, 2020, the board of directors of the Company approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 19b. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, management evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. Management further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. Management concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

Estimates and assumptions

COVID-19 – The negative impact of the COVID-19 pandemic on the financial statements for years ended December 31, 2021 and 2020 has been limited. During a portion of those two years, however, the Company was eligible for salary and rent subsidy programs from the Government of Canada under which it submitted claims (note 22). As of the date of these consolidated financial statements, there are no subsidy programs to which the Company is eligible. Consistent within the global biopharmaceutical sector, some clinical programs may have been and may be impacted by the shift of resources within hospitals and contract research organizations, or CRO, to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact the Company’s operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, the availability of healthy subjects and patients for the conduct of clinical trials and its impact on the global economy. The effects of the COVID-19 pandemic continue to be fluid.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

When determining the appropriate discount rates to use, Management seeks comparable interest rates, where available. If unavailable, it uses those considered appropriate for the risk profile of a Company in the industry.

In determining the fair value of the warrants issued in November 2020 (note 16), which are presented as a warrant liability in the consolidated statement of financial position and considered to be a level 3 measurement, the Company made assumptions on unobservable inputs used in the valuation model that have an important impact on the resulting fair value computed.

Notably, the Company estimated the timing and the amounts of equity financings it expects to complete before the expiry of those warrants. The fair value computed could be higher if the actual equity financing needs of the Company are higher than those expected. The Company also estimated the future volatility of the common shares of Liminal for the contractual life of the warrants. To do so, the Company used the historical volatility of its own shares and of comparable companies in the same industry as a starting basis for this estimate and also considered whether there are factors that would indicate that the historical volatility is not indicative of the future. In addition, the Company applied an illiquidity discount rate on the resulting Black-Scholes pricing model to reflect that the November 2020 warrants are not publicly traded instruments and therefore the ability to sell them is limited. In establishing the illiquidity discount rate, the Company considered the remaining life of the warrants and the volatility assumption for the underlying shares. Had the Company selected a higher volatility rate and/or a lower illiquidity discount rate, the fair value of the warrant liability would have been higher.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Uncertainty over income tax treatments - R&D tax credits for the current and prior periods are measured at the amount the Company expects to recover, based on its best estimate and judgment, of the amounts it expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well as the amount and timing of recovery of these tax credits. In order to determine whether the expenses it incurs are eligible for R&D tax credits, the Company must use judgment in determining whether its complex R&D activities qualify for available tax credits, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. These uncertainties, relating to entities the Company has sold may still affect Liminal as certain indemnification obligations may be called upon, subject to contractual limitations, when these entities may be subjected to the tax administrations reviews for taxation periods prior to the sale. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

Assessing the recoverable amount of long-lived assets - The Company evaluates the recoverable value of long-lived assets when indicators of impairment arise or as part of the annual impairment test, if they are intangible assets not yet available for use. The recoverable value is the higher of the value in use and the fair value less costs of disposal, or FVLCD.

Long-lived assets include capital assets, ROU assets and intangible assets such as patents and licenses and other rights. Some of these rights are considered not available for use until regulatory approval to commercialize the product candidate is obtained.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

When calculating the net recoverable amounts for the impairments on continuing operations (note 24) and discontinued operations (note 6), management made estimates and assumptions regarding the outcome of certain future events, future cash flows and their timing.

When determining the FVLCD for its Ryplazim® CGU (note 6), significant estimates made included amongst others, the outcome of the exercise it had undertaken in evaluating the potential alternatives for the Ryplazim® CGU, including the probability of completing a sale or closing those activities; the operating cash outflows to support those operations until one of the alternative strategies was executed; the outcome of the FDA review of the Company’s Biological License Application, or BLA for its Ryplazim® product candidate and the timing of completion of the review; if the Company would be able to benefit from the monetization of a Priority Review Voucher, if received, and what would be the amount received upon its monetization; and whether some assets, liabilities and commitments could potentially be excluded from the activities sold and for those commitments that could be retained, the possibility of reducing those commitments and what would be their settlement amount. A 10% change in the probability weighted terminal value would have impacted the impairment recorded on the Ryplazim® CGU by $ 3,638.

When calculating the FVLCD of an asset or a group of assets for which selling price information for comparable assets are not readily available, management also must make assumptions regarding the value it may recuperate from its sale.

Share-based compensation - To determine the fair value of stock options on a given date, the Company must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. The Company uses the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, management considers changes in the Company's activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

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

Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities, and the Company is unable to estimate the potential impact on its future business or its financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and changes in those estimates are recognized in the consolidated financial statements as soon as they become known.

4. Change in standards, interpretations and accounting policies

a) Adoption of new accounting standards

The accounting policies used in these annual consolidated financial statements are consistent with those applied by the Company in its December 31, 2020 and 2019 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company since January 1, 2020 as described below.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Amendments to IFRS 3, Business Combinations or IFRS 3

The amendments to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment was adopted as of January 1, 2021 and had no impact on the financial statements for the year ended December 31, 2021 since the Company has not benefited from COVID-19 related rent concessions.

Amendment to IAS 1, Presentation of Financial statements or IAS 1 - IAS 1 has been revised to require the disclosure of material accounting policies rather than significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The Company early adopted these amendments, and consequential amendments to other standards, for its annual audited financial statements for the year ended December 31, 2021 resulting in a reduction of its accounting policy disclosure in note 2 - Material accounting policies.

b) New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendment, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted. The Company has determined that the adoption of this modification as of January 1, 2022 will not have an impact on the provision presently recorded at December 31, 2021.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) and IAS 1, Presentation of Financial Statements (IAS 1) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. In addition, IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and is effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

Amendments to IAS 12, Income taxes (IAS 12) - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

The Company is evaluating the impact of the amendments to IAS 8, IAS 1 and IAS 12 on its consolidated financial statements.

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

The consideration paid and the allocation thereof to the net assets acquired were as follows:

Cost of acquisition
Fair value of common shares issued	$3,441
Cash payment	50
Total consideration paid	$3,491
Transaction fees	308
Total cost of acquisition	$3,799

Net assets acquired
Current assets	$217
Licenses and other rights (note 12)	3,796
Current liabilities	(214)
Total net assets acquired	$3,799

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

6. Discontinued operations

The Company has entered into several share purchase agreement(s), or SPA(s), in 2019 and in 2021 for the sale of businesses that were no longer part of its core strategy.

2019 and 2020

On November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, Prometic Bioseparations Ltd and Prometic Manufacturing Inc., to Gamma Biosciences GP LLC, representing the majority of its bioseparations operations and all of the bioseparations revenues.

As of December 31, 2019, the Company had received $50,752 in cash and recorded an amount receivable of $1,175. This amount was received in the beginning of 2020 and then later during the year, an additional amount of $3,380 in proceeds was recorded and received upon resolution of a taxation matter. In the event the operations sold achieve certain yearly performance criteria during the four years following the transaction, additional cash payments will be received; for the two first years following the sale, the performance criteria were not met. As of the date of these consolidated financial statements, the aggregate cash consideration that could still be earned until the end of 2023 is $13,724 (£8,000,000). At the time of the sale and since then the fair value of the contingent consideration available has been evaluated as $nil as its receipt is dependent on future target achievement that is out of the Company’s influence and is primarily dependent on the growth of the operations sold.

2021

The Company entered into two SPAs with Kedrion S.p.A., or Kedrion, during the quarter ended June 30, 2021: the first for the sale of Prometic Plasma Resources Inc. and Prometic Plasma Resources USA Inc., operating the plasma collection centers, and the second for the sale of its Ryplazim® business operated through its subsidiaries Prometic Bioproduction Inc., or PBP, and the Company’s plasma-derived therapeutics manufacturing facility and PBT, the holder of the biologicals license application or BLA and intellectual property rights for Ryplazim®. Additionally, the Company’s subsidiary PBT entered into an agreement, during the quarter ended September 30, 2021, with another party for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021, in conjunction with FDA approval of its BLA. These disposals cover the majority of Liminal’s plasma-derived therapeutics segment.

The sale of the plasma collection centers was closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement, or Option, which granted Kedrion the right to acquire the Ryplazim® business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim® business was signed on June 22, 2021, with the sale of PBP subsequently closing on July 9, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and the operating costs of PBP until that date. On August 6, 2021, PBT entered into a definitive agreement for the sale of the PRV with another party for proceeds of USD 105 million. The sale of the PRV closed on September 28, 2021 with PBT receiving $130,966 (net of selling costs of $1,891). The sale of PBT to Kedrion closed on October 15, 2021.

As part of the SPAs signed with Kedrion, the Company could be required to indemnify the buyer if certain events occur following the closing of each sale transactions, the whole subject to contractual limitations on such indemnifications. Estimates of potential payments and actual payments, if any, will be recorded against the gain on sale of subsidiaries.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Gain on sale of subsidiaries

The details of the gain on sale of subsidiaries during the years ended December 31, 2021, 2020 and 2019 is provided in the table below:

Year ended December 31	2021	2020	2019
Sale of bioseparation business
Proceeds received	$—	$3,380	$51,927
Less:
Carrying amount of net assets sold	—	—	22,015
Transaction costs	—	—	5,015
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	—	(1,449)
Gain on sale of bioseparation business	$—	$3,380	$26,346

Sale of plasma collection centers
Proceeds received	$13,570	$—	$—
Less:
Carrying amount of net assets sold	10,849	—	—
Transaction costs	204	—	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	(44)	—	—
Gain on sale of plasma collection centers	$2,561	$—	$—

Sale of Ryplazim business
Proceeds received	$159,787	$—	$—
Less:
Carrying amount of net assets sold	19,541	—	—
Indemnification adjustments	116
Transaction costs	2,288	—	—
Gain on sale of Ryplazim business	$137,842	$—	$—
Gain on sale of subsidiaries, net of income taxes $nil	$140,403	$3,380	$26,346

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The carrying amounts of the assets and liabilities of the entities sold during the year ending December 31, 2021, as part of the sale of the plasma collection centers and the Ryplazim® business, on the dates control of the entities were transferred to the purchaser, are as follows:

	Bioseparation business	Plasma collection centers	Ryplazim business
Cash	$6,794	$—	$—
Accounts receivable	1,148	137	1,879
Inventories	8,313	8,441	4,640
Prepaids	236	21	399
Other long-term assets	48	54	50
Capital assets	8,483	2,376	9,304
Right-of-use assets	3,300	2,000	3,795
Intangible assets	370	1,092	7,277
Deferred tax assets	12	—	—
Total assets	$28,704	$14,121	$27,344

Accounts payable and accrued liabilities	2,163	639	2,887
Deferred revenue	370	—	—
Current portion of lease liabilities	809	665	986
Long-term portion of deferred revenues	87	—	—
Long-term portion of lease liabilities	3,260	1,968	3,930
Total liabilities	$6,689	$3,272	$7,803
Net assets sold	$22,015	$10,849	$19,541

Results and cash flows from discontinued operations

During the quarter ended March 31, 2021, the Company had determined that the plasma collection centers met the criteria to be presented as discontinued operations and therefore the results of operations and other comprehensive loss of that disposal group have been presented as discontinued operations since that quarter. Following the signing of the SPA for the Ryplazim® business during the quarter ended June 30, 2021, the results of PBP and PBT have also been presented as discontinued operations since that quarter and as well as the results of Prometic Biotherapeutics Ltd, a subsidiary that was also part of the plasma-derived therapeutics segment but was not sold and which operations will cease. The results of the former bioseparation entities have been presented as discontinued operations since the disposal on November 25, 2019.

The revenues and costs relating to all the above entities were reclassified and presented retrospectively in the consolidated statements of operations, statement of comprehensive loss for the years ended December 31, 2021, 2020 and 2019 and notes to the consolidated financial statements as discontinued operations. When presenting the result of discontinued operations, certain adjustments are made to past cost allocations if those costs are expected to be retained by the continuing operations. As such, the results from discontinued operations will not equal the historical losses from the plasma-derived therapeutic segment.

Effective with the period ended June 30, 2021, Liminal is no longer presenting segmented information as the Company’s continuing operations all pertain to the small molecule segment.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The net loss from discontinued operations for the years ended December 31, 2021, 2020 and 2019 are presented below:

Year ended December 31	2021	2020	2019
Revenues	$949	$2,593	$27,233

Expenses
Cost of sales and other production expenses	1,465	1,868	14,012
Research and development expenses 1) 2)	76,733	42,757	65,840
Administration expenses	2,360	5,933	11,009
Gain on foreign exchange	(136)	(633)	(759)
Impairment losses 3)	1,411	19,772	11,603
Gain on extinguishment of liabilities	—	(79)	—
Finance costs	2,242	6,083	7,926
Loss from discontinued operations, net of taxes	$(83,126)	$(73,108)	$(82,398)
Current income tax (note 26)	1	8	53
Deferred income tax (note 26)	—	—	(24)
Net loss from discontinued operations	$(83,127)	$(73,116)	$(82,427)

1) The expense relating to an agreement with a contract development and manufacturing organization, or CDMO, which is considered an onerous contract (note 15) is included in research and development expenses for the year ended December 31, 2021.

2) On September 29, 2021 prior to the closing of the sale of PBT, PBT paid PBP, which ownership had already passed to Kedrion, $39,457 representing 30% of the net proceeds it received from the sale of the PRV, as compensation for past research and development services. A second payment made by PBT to PBP of $6,357 in prepayment for future R&D services on the same date was recognized as R&D expense since this amount would not be recoverable upon the sale of PBT.

3) During the year 2019, the Company, evaluated its intellectual property and the related market opportunities in the context of the Company’s financial situation and has made further decisions about the areas the Company will or will not pursue.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

At September 30, 2021, the carrying amount of the net assets of PBT, presented as assets of disposal group held for sale, exceeded the amount of the proceeds to be received upon the closing of the sale transaction that occurred on October 15, 2021. As assets held for sale must be carried at the lowest of their carrying amount or their fair value less cost to sell, an impairment of $1,389 was recorded on the intangible assets during the quarter ended September 30, 2021 (note 12).

At the beginning of 2021, the Company announced it had undertaken to evaluate potential alternatives aimed at minimizing the plasma-derived therapeutics segment cash burn which may result in divestment in whole or part of this business, or other courses of action including but not limited to the closure of the Ryplazim® related operations, in order to focus our resources on the small molecules segment. As the capital, intangible and ROU assets in the Ryplazim® CGU were no longer to be used as originally planned, management proceeded to review them for impairment and writing them down to their net recoverable value determined as the FVLCD using a market approach. The Ryplazim® CGU includes the assets involved in production, R&D and commercialization activities relating to the Ryplazim® product candidate that has yet to receive regulatory approval for commercialization. The Ryplazim® CGU evaluated excluded the assets pertaining to the plasma collection activities since these can generate distinct cash inflows and could potentially be divested separately from the Ryplazim® assets. The plasma collection assets were not considered impaired.

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

As a result of this exercise, the Company recorded impairment of $665 on capital assets (note 10), $18,553 on ROU assets (note 11) and $480 on intangible assets (note 12), respectively, representing an aggregate impairment of $19,698 on these plasma-derived therapeutic assets for the year ended December 31, 2020. Also during the year, the Company recorded other impairments on ROU assets amounting to $74.

The consolidated statements of cash flows for the years ended December 31, 2021 and 2020 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of subsidiaries for the years ended December 31, 2021 and 2020 are presented in the following table:

Year ended December 31	2021	2020	2019
Cash flows from (used in) in operating activities 1)	$(43,089)	$8,015	$19,493
Cash flows used in financing activities	(3,470)	(7,943)	(8,446)
Cash flows from (used in) investing activities	171,225	(729)	36,275
Net effect of currency exchange rate on cash	(30)	76	(3)
Cash flows generated during the year	$124,636	$(581)	$47,319
Total cash flows generated from discontinued operations	$124,636	$(581)	$47,319

1)
When compiling the cash flows from discontinued operations which include only certain entities from the Liminal group of companies, intra-group cash transfers between entities in the discontinued operations group and those part of continuing activities, for example the funding provided by Liminal to the discontinued operations, have been classified as part of the operating activities cash flows.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

7. Accounts receivable and others

	December 31,	December 31,
	2021	2020
Trade receivables	$229	$943
Tax credits and government grants receivable	—	1,808
Sales taxes receivable	280	431
Restricted cash	—	178
Other receivables	559	721
	$1,068	$4,081

8. Inventories

	December 31,	December 31,
	2021	2020
Raw materials	$—	$9,138
Finished goods	—	239
	$—	$9,377

Inventories sold in the amount of $376, $1,102 and $12,441 were recognized in cost of sales and other production expenses from discontinued operations during the years ended December 31, 2021, 2020 and 2019, respectively. Inventory write-downs affecting the results from discontinued operations were $nil, $nil and $642 during the years ended December 31, 2021, 2020 and 2019, respectively.

9. Other long-term assets

	December 31,	December 31,
	2021	2020
Long-term deposits	$30	$137
Tax credits receivable	332	1,216
	$362	$1,353

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

10. Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2020	$4,567	$8,558	$32,417	$3,223	$48,765
Additions	—	214	295	550	1,059
Disposals	—	(1,380)	(2,791)	(404)	(4,575)
Effect of foreign exchange differences	—	(43)	(17)	(4)	(64)
Balance at December 31, 2020	$4,567	$7,349	$29,904	$3,365	$45,185
Additions	—	—	99	13	112
Disposals	—	(399)	(1,516)	(306)	(2,221)
Sold - discontinued operations (note 6)	—	(6,324)	(21,525)	(2,256)	(30,105)
Effect of foreign exchange differences	—	(107)	(45)	(9)	(161)
Balance at December 31, 2021	$4,567	$519	$6,917	$807	$12,810

Accumulated depreciation
Balance at January 1, 2020	$609	$3,429	$20,796	$2,460	$27,294
Depreciation expense	195	710	1,450	424	2,779
Disposals	—	(1,380)	(2,527)	(404)	(4,311)
Impairments (note 25)	—	167	498	—	665
Effect of foreign exchange differences	—	(25)	(9)	1	(33)
Balance at December 31, 2020	$804	$2,901	$20,208	$2,481	$26,394
Depreciation expense	195	268	662	243	1,368
Impairments (note 6)	—	—	22	—	22
Disposals	—	(400)	(1,301)	(306)	(2,007)
Sold - discontinued operations (note 6)	—	(2,400)	(14,281)	(1,744)	(18,425)
Effect of foreign exchange differences	—	(12)	(7)	(6)	(25)
Balance at December 31, 2021	$999	$357	$5,303	$668	$7,327

Carrying amounts
At December 31, 2021	$3,568	$162	$1,614	$139	$5,483
At December 31, 2020	3,763	4,448	9,696	884	18,791

Impairment losses of $22, $665 and $7,070 were recorded on capital assets that were part of the discontinued operations (note 6) during the years ended December 31, 2021, 2020 and 2019, respectively.

The depreciation expense for the year ended December 31, 2019 was $3,734.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

11. Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Balance at January 1, 2020	$32,246	$912	$96	$33,254
Additions	378	151	15	544
Lease modifications and other remeasurements	(1,998)	—	—	(1,998)
Depreciation expense	(3,956)	(561)	(61)	(4,578)
Impairments (note 6)	(18,553)	(70)	(4)	(18,627)
Effect of foreign exchange differences	(31)	(6)	(1)	(38)
Net book value at December 31, 2020	$8,086	$426	$45	$8,557
Lease modifications and other remeasurements	3	(53)	(2)	(52)
Sold - discontinued operations (note 6)	(5,497)	(272)	(26)	(5,795)
Depreciation expense	(906)	(95)	(12)	(1,013)
Effect of foreign exchange differences	(77)	(6)	(5)	(88)
Net book value at December 31, 2021	$1,609	$—	$—	$1,609

The depreciation expense for the year ended December 31, 2019 was $4,913.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

12. Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2020	$158,268	$6,309	$3,648	$168,225
Additions (note 5)	3,796	668	29	4,493
Disposals	—	(179)	(362)	(541)
Effect of foreign exchange differences	—	(15)	(9)	(24)
Balance at December 31, 2020	$162,064	$6,783	$3,306	$172,153
Additions	—	114	(1)	113
Disposals	(1,300)	(61)	(33)	(1,394)
Sold - discontinued operations (note 6)	(15,006)	(1,403)	(2,963)	(19,372)
Effect of foreign exchange differences	1	(2)	(19)	(20)
Balance at December 31, 2021	$145,759	$5,431	$290	$151,480

Accumulated amortization
Balance at January 1, 2020	$149,870	$3,039	$1,470	$154,379
Amortization expense	242	289	559	1,090
Disposals	—	(23)	(333)	(356)
Impairments (notes 6, 25)	480	1,072	15	1,567
Effect of foreign exchange differences	—	(12)	(7)	(19)
Balance at December 31, 2020	$150,592	$4,365	$1,704	$156,661
Amortization expense	316	1,248	399	1,963
Disposals	(1,298)	(51)	(34)	(1,383)
Sold - discontinued operations (note 6)	(8,698)	(533)	(1,772)	(11,003)
Impairments (notes 6, 25)	1,389	341	—	1,730
Effect of foreign exchange differences	16	(13)	(7)	(4)
Balance at December 31, 2021	$142,317	$5,357	$290	$147,964

Carrying amounts
At December 31, 2021	$3,442	$74	$—	$3,516
At December 31, 2020	11,472	2,418	1,602	15,492

Impairment losses of $341, $1,087 and $763 were recorded on certain licenses and patents pertaining to continuing operations (note 6) during the years ended December 31, 2021, 2020 and 2019, respectively, while impairment losses of $1,389, $480 and $4,533 were recorded on intangible assets pertaining to discontinued operations during the years ended December 31, 2021, 2020 and 2019, respectively.

The amortization expense for the year ended December 31, 2019 was $1,259.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

13. Accounts payable and accrued liabilities

	December 31, 2021	December 31, 2020
Trade payables	$5,762	$9,153
Wages and benefits payable	1,297	3,083
Refundable tax credits	113	—
Current portion of royalty payment obligations (note 18)	25	3,248
Current portion of other employee benefit liabilities (note 18)	146	1,351
	$7,343	$16,835

14. Lease liabilities

The transactions affecting the lease liabilities during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance at January 1	$33,452	$38,237
Additions	—	544
Interest expense	3,754	6,030
Payments	(4,321)	(9,167)
Derecognized - discontinued operations (note 6)	(7,549)	—
Lease modification and other remeasurements	(2,588)	(1,934)
Effect of foreign exchange differences	(277)	(258)
Balance at December 31	$22,471	$33,452
Less current portion of lease liabilities	(7,194)	(6,946)
Long-term portion of lease liabilities	$15,277	$26,506

Interest expense on lease liabilities is included as part of finance costs in the consolidated statement of operations. Interest on the lease liabilities was $7,068 for the year ended December 31, 2019.

On August 12, 2021, the Company gave a notice of early termination of a master services agreement entered into with a CDMO with whom it has a contract pertaining to its former plasma-derived therapeutics business, using the available 5-year early cancellation notification period set forth under the CDMO contract which resulted in a decrease in the term of the contract by 3.8 years. A portion of the commitments under this CDMO contract are accounted for as a lease liability while the non-lease commitment is being accounted for as an onerous contract provision since June 2021 (note 15). The financial impact of revising the lease term to reflect the effect of exercising the termination option was a decrease in lease liabilities of $2,529 and the gain on this transaction was recorded as part of the net loss from discontinued operations for the year ended December 31, 2021.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

15. Provisions

Initial recognition of provisions at June 30, 2021	$21,928
Increase to provisions during the period	439
Effect of foreign exchange difference	(262)
Interest expense	90
Balance at December 31, 2021	$22,195
Less current portion of provisions	(3,957)
Long-term portion of provisions	$18,238

The Company has a long-term contract with a CDMO for which it has no use following its decision to exit the plasma-derived therapeutics business (note 14). As such, the Company recorded in June 2021, an initial provision for onerous contract for the non-lease portion of the contract calculated as the discounted value of the estimated purchase commitment set forth under the contract using the available 5-year early cancellation notification period. In August 2021, the Company sent the CDMO an early termination notice and the provision was adjusted to reflect the revised maturity date of the contract. The payments under the lease and non-lease portions are variable since there is a CAD/USD foreign exchange variation component that affects each portion, however the total purchase commitment under the lease remains the same at $9,000 per year. As such, the effects the foreign exchange differences have on the computation of the carrying value of the provision from period to period essentially offset by the opposite variation of the foreign exchange differences on the lease portion, or the lease liability, of this same contract (note 14).

The Company is investigating different avenues to potentially reduce the impact of this contract on its future cash outflows. Changes in the provision expense are included as part of the net loss from discontinued operations. The gain or losses on foreign exchange and the interest expense recorded on this CDMO contract are included in the results from continuing operations.

16. Warrant liability

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

On February 22, 2019, the Company further amended the fourth loan agreement with SALP with the addition of two tranches, one of US$10 million and another one of US$5 million, that were drawn on February 22, 2019 and March 22, 2019, respectively. As consideration for the modification to the fourth loan agreement, the Company amended the terms applicable at the time of issuance of Warrants #9 to reduce the originally agreed exercise price from $1,000.00 to $156.36 per preferred share and to issue the Warrants #9 concurrently with this modification. Accordingly, the Company issued 19,402 warrants on February 22, 2019. Each warrant entitled the holder to acquire one preferred share at a price of $156.36 per preferred share expiring on February 22, 2027. The Warrants #9 did not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they were accounted for as a financial instrument carried at fair value through profit or loss and were presented in the consolidated statement of financial position as a warrant liability.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

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

As part of the debt restructuring agreement entered into on April 23, 2019 (note 17), all the outstanding warrants belonging to SALP, including the Warrants #9, were cancelled and replaced by 168,735 warrants having an exercise price of $15.21 (note 19c). The cancellation and the issuance of new warrants was treated as a modification. Following this modification, the Warrants #9 no longer meet the definition of a liability instrument and the Company reclassified the fair value of the Warrants #9 as of April 23, 2019 of $153 from warrant liability to warrants classified as equity.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2020 and 2021

As part of the consideration for the private placement completed on November 3, 2020 (note 19a) where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement made on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is the CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the warrants issued on November 3, 2020 and November 25, 2020 were $10,263 and $2,227, respectively. The portion of the total issuance cost pertaining to the private placement allocated to the issuance of the November 3, 2020 warrants of $709 and the fair value of the additional warrants issued on November 25, 2020 were recorded in the consolidated statement of operation transactions in financing costs and administration, selling and marketing expenses respectively. The fair value of the warrant liability of the November 2020 warrants was $11,640 at December 31, 2020. The gain of $850 resulting from the change in fair value of the warrants since their issuance was recognized in the statement of operations for the year ended December 31, 2020. The fair value of the November 2020 warrants was $1,754 at December 31, 2021 and the gain of $9,886, resulting from the change in fair value of the November 2020 warrants during the year ended December 31, 2021 was recognized in the consolidated statement of operations. The fair value for the November 2020 warrants held by SALP was $877 and $5,820 at December 31, 2021 and 2020.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	December 31,	December 31,
	2021	2020
Underlying common share fair value (in USD)	$1.09	$4.20
Remaining life until expiry	3.8	4.8
Volatility	56.0%	49.0%
Risk-free interest rate	1.13%	0.34%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$0.08	$1.41
Fair value of exercise price adjustment mechanism (in USD)	$0.16	$0.22
Illiquidity discount	28.0%	29.0%
Fair value of a warrant (in USD)	$0.18	$1.16
Fair value of a warrant (in CAD)	$0.22	$1.47

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

17. Long-term debt

	2021	2020
Balance at January 1	$40,532	$8,834
Stated and accreted interest	4,388	2,209
Drawdown on non-revolving line of credit (second term loan)	—	29,123
Issuance of secured convertible debentures	—	2,410
Conversion of secured convertible debt into shares	(2,664)	—
Repayment of principal	—	(165)
Repayment of stated interest	(3,945)	(1,879)
Balance at December 31	$38,311	$40,532

At December 31, 2021 and 2020, the carrying amount of the debt comprised the following loans:

	December 31,	December 31,
	2021	2020
First term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 15.05%) 1)	$9,188	$8,910
Second term loan having a principal of $29,123 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 1)	29,123	29,123
Secured convertible debentures having an aggregate principal amount of $2,410 maturing on March 31, 2022 bearing stated interest of 8% per annum (effective interest rate of 8.24%) 2)	—	2,499
	$38,311	$40,532
Less current portion of long-term debt	—	—
Long-term portion of long-term debt	$38,311	$40,532

1) The first and second term loans issued under the consolidated loan agreement with SALP are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio. In February 2022, these loans were repaid in full (note 33).

2) The secured convertible debentures were secured by all the assets of Fairhaven. The Company’s security interest granted in connection with its consolidated loan agreement with SALP, its parent, was subordinated to the security interest on the Fairhaven assets granted in favor of the holder of the secured convertible debentures.

2019

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312 common shares on that date which were recorded in share capital at a value of $228,915. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash. The deferred financing fees pertaining to the extinguished loans of $653 was expensed.

The 15,050,312 common shares issued as part of the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with 168,735 new warrants having an exercise price rounded to the nearest two decimals of $15.21 per common share, expiring on April 23, 2027 (note 19c). The incremental fair value of the replacement warrants of $408 was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000 was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan, the first term loan. The difference between the carrying amount of the loan extinguished of $4,667 and the $8,521 recognized as the fair value of the new loan with the parent was recorded as a loss on debt extinguishment of $3,854. The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

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

During the year ended December 31, 2019, the aggregate stated and accreted interest on the long-term debt was $7,874.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

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

At any time prior to the maturity date and until the amendment discussed below, the holders had a collective right to purchase additional SCD issued by the Company for an aggregate principal amount of up to $5,740 with substantially the same terms and conditions as set out in the original SCD. If the pre-determined events allowing the Company to trigger the conversion of the SCD occur prior to the maturity date, the Company has the right to require the holders of the SCD to purchase additional SCD for an aggregate principal amount of up to $5,740, which would then be converted into common shares.

On November 11, 2019, the consolidated loan agreement with SALP was amended to provide for a non-revolving line of credit bearing the same terms and conditions as the first term loan. On September 14, 2020, the Company drew down $29,123 on the non-revolving line of credit representing the entire balance available, which resulted in the issuance of the second term loan. The second term loan bears an annual interest rate of 10% compounded monthly , is payable quarterly and matures on April 23, 2024.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2021

On October 20, 2021, the Company exercised its right to convert the entirety of its SCD, having a balance of $2,664 on the conversion date into 1,098,577 common shares of Liminal, using a conversion price of $2.42 (USD 1.96) calculated as the volume weighted average trading price of the shares in the five trading days immediately preceding the conversion. Liminal’s conversion right became exercisable upon the occurrence of an event which resulted in the Company having a cash balance over $75,000. The difference between the carrying value of the SCD and the fair value of the common shares issued and recorded in share capital of $2,589, calculated using the closing trading price on the conversion date, was $75 and was recorded as a gain on extinguishment of a liability.

The Company and the parties to the share purchase agreement dated July 17, 2020 entered into an amendment to this agreement in November 2021 to terminate 1) the collective rights of certain sellers to purchase additional SCD issued by the Company for an aggregate principal amount of up to $5,740 with substantially the same terms and conditions as set out in the original SCD and 2) the Company’s right, if the pre-determined events allowing the Company to trigger the conversion of the SCD occur prior to the maturity date, to require certain sellers to purchase additional SCD for an aggregate principal amount of up to $5,740, which would then be converted into common shares.

At December 31, 2021, the Company was in compliance with all of its covenants under its long-term debt agreement.

Subsequent to December 31, 2021, the consolidated loan agreement with SALP was terminated and the first and second term loans were repaid (note 33).

18. Other long-term liabilities

	December 31,	December 31,
	2021	2020
Royalty payment obligations (a)	$123	$3,355
Other employee benefit liabilities	146	1,557
	$269	$4,912
Less:
Current portion of royalty payment obligations (note 13)	(25)	(3,248)
Current portion of other employee benefit liabilities (note 13)	(146)	(1,351)
	$98	$313

a) Royalty payment obligations

i) Royalty payment obligations to SALP

During 2018, the Company signed a royalty stream agreement with SALP at the same time as certain conditions pertaining to the second advance of the credit facility were modified. The financial commitments that remain under this agreement at December 31, 2021 and 2020 include 1) a minimum royalty payment of USD 5,000,000 per quarter until approximately 2034 and a liability of $123 was recognized in the consolidated statement of financial position at December 31, 2021 ($132 at December 31, 2020), and 2) a net sales royalty commitment (note 30) for which no liabilities have yet to be recorded in the consolidated financial statements. On February 15, 2022, the royalty stream agreement was terminated (note 33).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

ii) Royalty payment obligation for reacquired rights

As part of the consideration given by the Company in 2016 for the reacquisition of the rights to 50% of the worldwide profits pertaining to the sale of plasminogen for the treatment of plasminogen congenital deficiency which were previously granted to a licensee under a license agreement, the Company agreed to make royalty payments on the sales of plasminogen for congenital deficiency, using a rate of 5% up to a total of USD 2.5 million, the unpaid balance becoming due at December 31, 2020. At December 2020, the Company recognized a royalty payment obligation of $3,223 (USD 2.5 million) in the consolidated statement of financial position. The balance was paid in 2021.

19. Share capital and other equity instruments

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

Changes in the issued and outstanding common shares during the year ended December 31, 2021 and 2020 were as follows:

		2021		2020
	Number	Amount	Number	Amount
Balance - beginning of year	29,943,839	$977,261	23,313,164	$932,951
Issued to acquire assets	—	—	299,141	4,681
Exercise of stock options (note 19b)	—	—	5,391	167
Exercise of pre-funded warrants (note 19c)	—	—	557,894	2,624
Shares issued pursuant to a restricted share units plan (note 19b)	144	—	10,355	9,764
Shares issued for cash	—	—	5,757,894	27,074
Shares issued upon conversion of debt	1,098,577	2,588	—	—
Balance - end of year	31,042,560	$979,849	29,943,839	$977,261

2021

On October 20, 2021, the Company exercised its right to convert, the entirety of its secured convertible debt (note 17) into 1,098,577 of its common shares.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2020

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for a license acquired in January 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the year ended December 31, 2020.

On July 17, 2020 the Company issued 202,308 common shares in payment for the acquisition of Fairhaven, which has been accounted for as an asset acquisition (note 5). The common shares issued were valued at the market price of the shares, on their date of issuance for an aggregate value of $3,441.

On November 3, 2020, the Company completed a private placement for a total gross proceed of $39,960 in exchange for the issuance of 5,757,894 common shares, 557,894 prefunded warrants (note 19c) and 6,315,788 warrants (note 16, 19c). SALP’s participation in the private placement was for gross proceeds of $19,980.

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

2019

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80 (note 17).

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

b) Contributed surplus (Share-based payments)

Stock options

The Company has established a stock option plan for its directors, officers, employees and service providers. The plan provides that the aggregate number of shares reserved for issuance at any time under the plan may not exceed 3,749,714 common shares and the maximum number of common shares, which may be reserved for issuance to any individual, may not exceed 5% of the outstanding common shares. The stock options issued under the plan may be exercised over a period not exceeding ten years from the date they were granted. Most of the stock options outstanding have a contractual life of 10 years.

The vesting period of the stock options varies from immediate vesting to vesting over a period not exceeding six years, most of them vesting over four years. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. The vesting conditions are established by the Board of Directors on the grant date. The exercise price is based on the weighted average share price for the five business days prior to the grant.

For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the years ended December 31, 2021 and 2020 were as follows:

		2021		2020		2019
		Weighted		Weighted		Weighted
		average		average		average
		exercise price		exercise price		exercise price
	Number	($)	Number	($)	Number	($)
Balance - beginning of year	2,485,555	$18.70	2,209,864	$38.72	21,625	$1,464.49
Granted	—	—	436,570	14.06	2,218,810	33.13
Forfeited	(1,321,651)	14.34	(153,982)	19.33	(16,774)	159.61
Exercised	—	—	(5,391)	15.21	—	—
Cancelled	—	—	—	—	(11,713)	1,237.94
Expired	(136,126)	40.70	(1,506)	2,462.46	(2,084)	1,176.20
Repriced - options before repricing	—	—	(1,929,685)	35.14	—	—
Repriced - options after repricing	—	—	1,929,685	15.21	—	—
Balance - end of year	1,027,778	$21.39	2,485,555	$18.70	2,209,864	$38.72

For options having a USD exercise price, the changes in the number of stock options outstanding during the years ended December 31, 2021 and 2020 were as follows:

		2021		2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance - beginning of year	305,000	$4.70	—	$—
Granted	492,000	2.80	305,000	4.70
Forfeited	(38,000)	4.10	—	—
Expired	(10,000)	4.27	—	—
Balance - end of year	749,000	$3.49	305,000	$4.70

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2021

In January 2021, 40,000 stock options having an exercise price of USD 5.34, of which 20,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In June 2021, 50,000 stock options having an exercise price of USD 4.09, of which 25,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In July 2021, 50,000 stock options having an exercise price of USD 3.93, of which 12,500 stock options vested on October 1, 2021 and the remaining stock options vest over a period up to one year, were issued to members of the Board of Directors. In October 2021, 352,000 stock options, having an exercise price of USD 2.17 and vesting over a period of up to four years, were issued to employees.

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

December 31, 2021

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

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Expected dividend rate	—	—	—
Expected volatility of share price	115.0%	100.5%	45.0%
Risk-free interest rate	1.21%	0.5%	1.4%
Expected life in years	6.7	6.7	7.2
Weighted average grant date fair value	$2.85	$8.66	$12.74

At December 31, 2021, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CAD	outstanding	(in years)	($)	exercisable	($)
$7.86-$11.99	30,000	7.7	$11.99	16,875	$11.99
$14.06	141,650	8.4	14.06	78,112	14.06
$15.21	800,778	7.4	15.21	522,862	15.21
$27.00-$2,220.00	55,350	7.3	134.61	54,985	130.88
	1,027,778	7.6	$21.39	672,834	$24.45
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in USD	outstanding	(in years)	(USD)	exercisable	(USD)
$2.17	349,000	9.8	$2.17	—	$—
$3.93-$5.34	380,000	9.1	4.31	192,500	4.34
$10.80	20,000	8.8	10.80	6,666	10.80
	749,000	9.4	$3.49	199,166	$4.55

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

A share-based payment compensation expense of $4,252 was recorded for the stock options for the year ended December 31, 2021 ($6,169 and $12,212 for the year ended December 31, 2020 and 2019 respectively).

Restricted share units

The Company has established an equity-settled RSU plan for executive officers of the Company, as part of its incentive program designed to align the interests of its executives with those of its shareholders, and in accordance with its long-term incentive plan. The vesting conditions are established by the Board of Directors on the grant date. Participants meeting certain service and age requirements may see the vesting of certain awards accelerate upon retirement. Each vested RSU gives the right to receive a common share. There have been no RSU grants since 2018 and all the RSU that were earned have since been settled.

Changes in the number of RSU outstanding during the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Balance - beginning of year	4,216	17,565	18,299
Granted	—	—	12,564
Forfeited	(48)	(46)	(409)
Released	(144)	(10,355)	—
Paid in cash	(4,024)	(2,948)	(8,396)
Cancelled	—	—	(4,493)
Balance - end of year	—	4,216	17,565

2021

There was $nil share-based payment compensation expense recorded in regards to the RSU during the year ended December 31, 2021.

During the year ended December 31, 2021, 4,024 RSU were paid in cash resulting in a reduction to contributed surplus of $20.

2020

During the year ended December 31, 2020, 2,948 RSU were paid in cash resulting in a reduction to contributed surplus of $40. As at December 31, 2020, all 4,216 outstanding RSU were vested. A share-based payment compensation expense of $65 was recorded during the year ended December 31, 2020.

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

On May 7, 2019 the 12,886 performance based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting units was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. Historically, the Company has always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,305 units.

At December 31, 2019, 13,262 vested RSU and 4,303 unvested RSU were outstanding. Share-based payments compensation expense of $9,818 was recorded during the year ended December 31, 2019.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Share-based payments expense

The total share-based payments compensation expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 as indicated in the following table:

	2021	2020	2019
Administration expenses	$3,760	$3,248	$14,315
Research and development expenses	936	2,430	2,836
Loss from discontinued operations	(444)	556	4,879
	$4,252	$6,234	$22,030

c) Warrants

The following table presents the number of warrants outstanding with an exercise price in CAD during the years ended December 31, 2021 and 2020:

	2021		2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance of warrants - end of year	172,735	$84.33	172,735	$84.33

The following table presents the changes in the number of warrants outstanding with an exercise price in USD during the years ended December 31, 2021 and 2020:

	2021		2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance of warrants - beginning of year	7,894,734	$5.50	—	$—
Issued for cash	—	—	6,873,682	5.05
Issued for no consideration	—	—	1,578,946	5.50
Exercised	—	—	(557,894)	—
Balance of warrants - end of year	7,894,734	$5.50	7,894,734	$5.50

The 7,894,734 warrants shown in the table above, are those accounted for as a warrant liability (note 16) and are included in this note in order that all the outstanding warrants are presented in aggregate in the tables above.

2020

As a consideration to the private placement on November 3, 2020 (note 19a), the Company issued 6,315,788 warrants and 557,894 pre-funded warrants. The gross proceeds allocated to the pre-funded warrants was $2,623. The pre-funded warrants exercise price was US$0.001 and a term of five years.

On November 25, 2020, the Company issued 1,578,946 additional warrants with the same terms and conditions as described above, following an amendment to the private placement agreement, for a total of 7,894,734 warrants (note 16). On December 30, 2020, the pre-funded warrants were fully exercised and 557,894 common shares were issued (note 19a).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The warrants outstanding as at December 31, 2021, their exercise price in CAD or in USD, expiry rate and the overall weighted average exercise price in both currency are as follows:

	Number	Expiry date	Exercise price (CAD)
	4,000	January 2023	$3,000.00
	168,735	April 2027	15.21
Warrants outstanding with an exercise price in CAD	172,735		$84.33
	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	7,894,734	November 2025	$5.50

On February 15, 2022, the 168,735 warrants having an exercise price of $15.21 were cancelled (note 33).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

20. Non-controlling interests

The Company held less than 100% interest in the following two entities during the last three fiscal years. The Company's interest in these subsidiaries at December 31, 2021 and 2020 was as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by group
Pathogen Removal and Diagnostic Technologies Inc.	Corporate	Delaware, U.S.	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%

NantPro Biosciences, LLC or Nantpro, wound up its activities in 2019. There have been no operating costs since 2020. The carrying value of NantPro’s assets and liabilities was $nil at December 31, 2021 and 2020 and consequently, the share of the NCI in the NantPro statement of financial position is $nil at December 31, 2021 and 2020.

The summarized statements of financial position for Pathogen Removal and Diagnostic Technologies Inc, or PRDT, and the summarized statements of operations for PRDT are provided below. This information is based on amounts before inter-company eliminations.

Summarized statements of financial position for PRDT:

	December 31,	December 31,
	2021	2020
Receivables (current)	$227	$233
Capital and intangible assets (long-term)	74	113
Trade and other payables (current)	(987)	(877)
Intercompany loan	(17,329)	(16,846)
Total equity (negative equity)	$(18,015)	$(17,377)
Attributable to non-controlling interests	$(8,756)	$(8,087)

The share of the NCI in PRDT’s statement of financial position represents an asset on the Company’s consolidated statement of financial position.

Summarized statement of operations of PRDT:

Year ended December 31	2021	2020	2019
Royalty revenues	$565	$572	$585
Royalty expenses	(88)	(128)	(132)
Research and development expenses	(244)	(196)	(215)
Administration expenses	(946)	(1,506)	(896)
Impairment loss	—	—	(129)
Net loss and comprehensive loss	$(713)	$(1,258)	$(787)
Attributable to non-controlling interests	$(669)	$(832)	$(713)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

21. Capital management

The Company defines its capital as shareholders’ equity including warrants presented as a liability and financial instruments of a long-term nature (including the current portion) less cash.

	December 31,	December 31,
	2021	2020
Warrant liability	$1,754	$11,640
Lease liabilities	22,471	33,452
Provisions	22,195	—
Long-term debt	38,311	40,532
Total equity	33,881	15,012
Cash	(108,490)	(45,075)
Total capital	$10,122	$55,561

The Company manages its capital resources to fund the growth and development of its business and to ensure it has sufficient liquidities to support the working capital required to maintain its ability to continue as a going concern and to pay long-term obligations upon maturity. The Company monitors its ability to meet its financial obligations and evaluates funding requirements by forecasting cash requirements. Financial covenants of existing debt agreements, including capital requirements (note 17) are reviewed by management on an ongoing basis to monitor compliance.

At the present time, the Company favors financing by issuing equity instruments in order to minimize future financial obligations, however it considers all sources of financing reasonably available, including but not limited to the issuance of equity instruments, debt and the sale of assets. The Company considers the cost of capital, the terms and conditions and the dilutive effect on shareholders when considering the different forms financings that it may prevail upon.

22. Revenues from continuing operations

	2021	2020	2019
Royalty revenues	$565	$572	$575
Rental revenue	78	152	170
	$643	$724	$745

All the rental revenues are generated from subleasing right-of-use assets.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

23. Supplemental information

a) Supplemental information regarding the consolidated statements of operations

i) Government assistance

For the years ended December 31, 2021 and 2020, the Company recognized, government grants in connection with the Canada Emergency Wage Subsidy program and the Canada Emergency Rent Subsidy program, two subsidies program created by the Government of Canada in 2020 in response to the COVID-19 pandemic that the Company benefits from. Following the sale of its plasma-derived business in the middle of the second quarter of 2021, the Company was no longer eligible to these programs.

The Company also recognized research and development tax credits during the years ended December 31, 2021 and 2020. These grants were recorded as a reduction of salary expenses and other related charges and are recognized as follows in the consolidated statement of operations:

Year ended December 31	2021	2020	2019
Government grants recognized in research and development expenses, continuing operations:
Salary subsidy	$372	$1,017	$—
Rent subsidy	140	108	—
Research and development tax credits	124	426	572
	$636	$1,551	$572
Government grants recognized in administration expenses, continuing operations:
Salary subsidy	$325	$1,457	$—
Rent subsidy	86	63	—
	$411	$1,520	$—
Government grants recognized in loss from discontinued operations:
Salary subsidy	$2,502	$4,758	$—
Rent subsidy	682	426	—
Research and development tax credits	116	1,332	—
	$3,300	$6,516	$—

ii) Finance costs

Year ended December 31	2021	2020	2019
Interest accretion on long-term debt	$4,388	$2,209	$7,874
Amortization of fees for credit facility	—	—	10
Financing fees on warrant liability	—	709	—
Interest expense on provisions	90	—	—
Other interest expense, transaction and bank fees	413	485	594
Interest expense on lease liabilities	3,754	6,030	7,068
Interest income	(73)	(451)	(753)
	$8,572	$8,982	$14,793

The table above includes financing costs from continuing and discontinued operations. Financing costs from discontinued operations for the years ended December 31, 2021, 2020 and 2019 were $2,242, $6,083 and $7,926, respectively, and mainly represented interest expense on lease liabilities (note 6).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

iii) Employee compensation expense

Year ended December 31	2021	2020	2019
Wages and salaries	$19,731	$32,410	$48,846
Employer's benefits	3,201	5,443	8,263
Share-based payments expense	4,252	6,234	22,030
	$27,184	$44,087	$79,139

The table above includes employee compensation expense from continuing and discontinued operations. Employee compensation expenses from discontinued operations for the year ended December 31, 2021, 2020 and 2019 were $9,958, $23,146 and $40,536, respectively.

b) Information by geographic area

i) Capital, intangible and right-of-use assets by geographic area

	2021	2020
Canada	$10,041	$28,231
United Kingdom	567	2,092
United States	—	12,517
	$10,608	$42,840

ii) Revenues by location from continuing operations

	2021	2020	2019
Canada	78	152	170
United Kingdom	565	572	575
	$643	$724	$745

Revenues are attributed to countries based on the location of the third party.

24. Pension Plan

The Company maintains a defined contribution pension plan for its permanent employees. The Company matches the contributions made by employees who elect to participate in the plan up to a maximum percentage of their annual salary. The Company’s contributions recognized as an expense, for continuing and discontinued operations in aggregate, for the year ended December 31, 2021 amounted to $598 ($1,055 and $1,495 for the years ended December 31, 2020 and 2019, respectively).

25. Impairment losses

2021

During the quarter ended June 30, 2021, the Company decided it would not be moving fezagepras into a Phase 2 clinical study in Idiopathic Pulmonary Fibrosis or IPF, and a phase 1a/2b study in hypertriglyceridemia following its analysis of the interim PK results from the ongoing fezagepras phase 1 MAD clinical trial. As a result of these decisions which were considered impairment indicators, the Company recorded an impairment on the carrying value of the intangible assets for the related patents of $341 reducing their value to their estimate recoverable value of $nil. Other fezagepras patents were unaffected by the above decisions.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

2020

At the end of 2020, in reviewing its portfolio of compounds in the small molecule therapeutics segment, the Company identified impairment indicators for certain patents. One of the patent families impaired concerned a molecule that had entered into a phase 1 clinical trial in 2019 that was subsequently discontinued after the review of the pharmacokinetic data for the first three cohorts obtained. Following additional pre-clinical studies conducted in 2020 to further the Company’s understanding of the mechanism of action, or MOA, lead to findings that the MOA included engaging a receptor which has been known in other products which engage the same receptor to occasionally cause undesirable side effects. Subsequently, management decided that the preclinical and clinical development activities associated with demonstrating that such molecule did not induce such side effects would be both time-consuming and costly and therefore the future development has been suspended. Another patent family impaired concerned another molecule that is licensed for development with a third party, whose research and development work we believe to be delayed from the agreed upon timelines and is unlikely to perform significant development in the near future. Further, the development of another compound was deprioritized, as the Company wishes to prioritize development of its lead compound fezagepras, as well as GPR84 and OXER1 drug candidates, which led to the impairment of the related patents. These small molecules patents were written down to their net recoverable amount of $nil, as both the FVLCD and the value in use were determined to be insignificant, resulting in an impairment of $1,072 for the year ended December 31, 2020 (note 12). During the year, the Company also recorded software impairments amounting to $15 (note 12).

2019

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

26. Income taxes

The income tax expense (recovery) reported in the consolidated statement of operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Current income tax expense (recovery)	$—	$(144)	$(336)
Deferred income tax expense (recovery)	118	(65)	111
Income tax expense (recovery) from continuing operations	118	(209)	(225)
Current income tax expense (recovery) from discontinued operations (note 6)	1	8	53
Deferred income tax expense (recovery) from discontinued operations (note 6)	—	—	(24)
Total income tax expense (recovery)	$119	$(201)	$(196)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The following table provides a reconciliation of the income tax expense (recovery) calculated at the combined statutory income tax rate to the income tax expense (recovery) for both continuing and discontinued operations, recognized in the consolidated statements of operations.

	2021	2020	2019
Net loss before tax from continuing operations	$(44,945)	$(49,230)	$(150,897)
Net income before tax from discontinued operations	57,277	(69,728)	(56,052)
Combined Canadian statutory income tax rate	26.5%	26.5%	26.6%
Income tax expense (recovery) at combined income tax rate	3,268	(31,524)	(55,048)

Increase (decrease) in income taxes resulting from:
Unrecorded potential tax benefit arising from current-period losses and other deductible temporary differences	1,658	33,238	31,962
Effect of tax rate differences in foreign subsidiaries	9,756	1,101	4,989
Non-deductible or taxable items	(6,149)	(157)	(696)
Change in tax rate	(5,354)	(1,455)	1,609
Non-deductible loss (taxable gain) on debt renegotiation	—	—	24,572
Research and development tax credit	(3,012)	(494)	(740)
Non-taxable gain on disposition of subsidiary (note 6)	—	(896)	(6,903)
Other	(48)	(14)	59
Income tax expense (recovery)	$119	$(201)	$(196)

The following table presents the deferred tax assets (recoveries) related to R&D expenditures at December 31, 2021 and 2020.

	2021	2020
Balance - beginning of year	$(572)	$(507)
Credited to profit and loss	118	(65)
Balance - end of year	$(454)	$(572)

Available temporary differences not recognized at December 31, 2021 and 2020 are as follows:

	2021	2020
Tax losses (non-capital)	$371,146	$569,542
Tax losses (capital)	185,085	305
Unused research and development expenses	25,170	84,556
Undeducted financing expenses	16,914	27,053
Interest expenses carried forward	22,616	32,475
Trade and other payable	22,592	1,640
Capital assets	4,575	3,392
Intangible assets	2,578	68,329
Start-up expense	1,908	5,358
Unrealized loss on exchange rate	—	5,430
Lease obligations	21,583	15,494
Other	51	1,071
	$674,218	$814,645

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

At December 31, 2021, the Company has non-capital losses of $439,706 of which $371,146 are available to reduce future taxable income for which the benefits have not been recognized. These non-capital losses expire at various dates from 2022 to 2041 except for the non-capital losses in the United Kingdom and US losses that arose after 2017 which do not expire. Capital losses arising in Canada can only be utilized to shelter future capital gains. At December 31, 2021, the Corporation also has federal unused research and development expenses of $33,283 (provincial $17,552), of which $31,570 are available to reduce future taxable income for which the benefits have not been recognized. These expenses can be carried forward indefinitely.

At December 31, 2021, the Corporation also has unused federal tax credits available to reduce future income tax in the amount of $8,980 expiring between 2024 and 2041. Those credits have not been recorded and no deferred income tax assets have been recognized in respect to those tax credits.

The unused non-capital losses expire as indicated in the table below:

	Canada		Foreign
At December 31, 2021	Federal	Provincial	Countries
Losses carried forward expiring in:
2027	$3,510	$3,495	$—
2028	—	—	$—
2029	—	—	—
2030	—	—	—
2031	—	—	—
2032	1,001	995	—
2033	4,610	4,606	—
2034	7,760	9,807	—
2035	12,565	12,563	—
2036	14,468	22,678	—
2037	7,393	7,394	—
2038	7,003	6,595	—
2039	26,441	26,305	—
2040	37,884	37,751	—
2041	39,933	39,904	—
	$162,568	$172,093	$—
Not expiring - UK	—	—	270,144
Not expiring - US (post 2017) 1)	—	—	2,821
	$162,568	$172,093	$272,965

1) US tax rules impose restrictions that will impact how $114,107 of losses are available to shelter income in future taxation years. As a result, approximately $111,286 of losses will no longer be available to the company and are not presented in the available tax loss table presented above.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

27. Basic and diluted earnings per share

The Company presents basic and diluted earnings per share, or EPS, data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

For the years ended December 31, 2021, 2020 and 2019, all warrants, stock options and RSU were anti-dilutive since the Company reported net losses from continuing operations. The secured convertible debentures issued in 2020 and subsequently converted into common shares in 2021 were also anti-dilutive during the period they were outstanding.

The numbers for the average basic and diluted shares outstanding presented in the consolidated statements of operations for the year ended December 31, 2019 have been adjusted in order to reflect the effect of the bonus element of the Rights Offering that occurred in June 2019 (note 19a).

28. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes according to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At December 31, 2021 and 2020, a former CEO had a balance of $283 and $170, respectively, owing to the Company under a tax equalization program, the amounts to be repaid once a refund is received from the taxation authority for each of the two years covered by the program.

All material transactions with SALP are disclosed in notes 16, 17, 18a, 19a, 19c, and 33 where the particular transactions are disclosed, and otherwise in this note.

During the year ended December 31, 2021, the Company recorded an interest expense and paid interest on the loan with its parent, SALP, of $4,222 and of $3,945, respectively ($2,121 and $1,879, respectively, for the year ended December 31, 2020).

During the year ended December 31, 2021, the Company also recorded and paid legal expenses of $326 and of $181 respectively ($nil for the year ended December 30, 2020), incurred by SALP that it is required to reimburse pursuant to the subscription agreement signed with SALP on April 14, 2019. On October 1, 2021, the Company entered into a forbearance agreement with SALP and Thomvest to forbear the reimbursement of such legal fees incurred between October 1, 2021 and June 30, 2022, until the latter date.

In February 2022, the Company repaid its loan with SALP (note 33).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

29. Compensation of key management personnel

The Company’s key management personnel comprise the external directors, officers and executives which included 16 individuals in 2021, 20 individuals in 2020 and 28 individuals in 2019. The remuneration of the key management personnel during the years ended December 31, 2021 and 2020 was as follows:

	2021	2020	2019
Current employee benefits1)	$5,466	$6,153	$10,083
Pension costs	78	115	267
Share-based payments	4,351	4,917	16,842
Termination benefits	406	319	2,919
	$10,301	$11,504	$30,111

1) Current employee benefits include salaries, bonuses, other employee benefits other than those listed in the table and director fees paid in cash.

30. Commitments

In the normal course of business, the Company enters into license agreements for the market launching or commercialization of products. Under a royalty stream agreement entered into January 2022, the Company has made a minimum upfront payment of $400 which can be used to reduce future royalty payments calculated as a low-single digit percentage of net sales on products and a low-single digit percentage of license revenues in regard to certain small molecule product candidates targeted by the agreement. A licensing agreement requires a royalty calculated as a low-single digit percentage of net sales on products for a certain small molecule drug candidate. Under licensing agreements pertaining to the Company's former bioseparations business, the Company must pay royalties ranging from a low-single digit to a mid-double digit percentage on the royalty revenues it earns from a sub-licensing agreement.

At December 31, 2021, SALP had the right to receive, under a royalty stream agreement, minimum royalty payments (note 18) and a 2% royalty on future revenues relating to patents of a specified small molecule product candidate and analogues. The obligations under this royalty agreement were secured by all the assets of the Company until the expiry of the last patent covered by this agreement. In the case where royalties based on revenues became payable, the minimum royalty previously paid would be deducted from future remittances. In February 2022, the royalty stream agreement was terminated (note 33).

31. Legal proceedings

The Company is, in the course of its business, subject to lawsuits and other claims. On April 15, 2019, the Company announced its intention to enter into a series of related arrangements to restructure its outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of its development (collectively, the “Refinancing Transactions”).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

On March 2, 2021, Liminal was served with an action instituted by multiple individual shareholder plaintiffs (the “Plaintiffs”) against Liminal, SALP, Thomvest, Consonance Capital Management LP (“Consonance”), as well as the directors (the “Directors”) that were on the Company’s Board on March 31, 2019 or on April 15, 2019 and certain officers of the Company (the “D&Os”, together with Liminal, SALP, Thomvest and Consonance, the “Defendants”). Such action was publicly disclosed on March 24, 2021. On November 2, 2021, Liminal received service of an amended proceeding.

The Plaintiffs’s request in damages has gone from almost $700 million initially to almost $950 million in damages, approximately $905 million of which is based on the loss of future value of the Company’s shares.

The Company believes that the Plaintiffs’ claims are completely without merit and intends to vigorously defend itself. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on the Company’s operating results or financial performance. No provisions have been recorded in the interim financial statements in regards to these claims.

32. Financial instruments and financial risk management

a) Fair value

As at December 31, 2021, the fair value of financial liabilities for which fair value disclosure is required include the royalty payment obligation, the license acquisition payment obligations and the long-term debt. The fair value of those liabilities approximate the carrying amount of such instruments, except for the long-term debt at December 31, 2021, where the fair value of the debt was estimated at $39,132 while the carrying amount was $38,311 (at December 31, 2020 the fair value was estimated at $41,922 while the carrying amount was $40,532).

The fair value of the long-term debt at December 31, 2021 was calculated using a discounted cash flow model and the market interest rates specific to the term of the debt instruments of 10.47% (2020 - 10%).

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

Cash and restricted cash are considered to be level 1 fair value measurements.

The long-term deposits, royalty payment obligation, license acquisition payment obligations, provisions and long-term debt are level 2 measurements.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

The warrant liability is considered to be a level 3 measurements. Further discussion regarding assumptions used in determining its fair value are discussed in notes 3 and 16.

b) Financial risk management

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

The Company's exposure to credit risk is generally limited since it has limited revenues and thus limited accounts receivable. Liminal mitigates credit risk through a credit risk assessment, when credit is granted and subsequently at each reporting period.

Following the sale of its bioseparations business and its plasma-derived business, the Company no longer has product sales and as such the Company’s exposure to customer credit risk is limited.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. The Company’s current liquidity situation is discussed in note 1.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2021:

		Contractual Cash flows
	Carrying amount	Less than 1 year	2-3 years	4 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$7,343	$7,343	$—	$—	$—	$7,343
Long-term portion of royalty payment obligations	98	—	51	51	197	299
Lease liabilities	22,471	7,369	10,629	8,285	—	26,283
Provisions	22,195	3,961	9,094	9,544	—	22,599
Long-term debt 2)	38,311	3,945	44,297	—	—	48,242
	$90,418	$22,618	$64,071	$17,880	$197	$104,766

1) Short-term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

2) The Company has fully repaid its long-term debt in February 2022 (note 33).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

i) Interest risk

The Company’s interest-bearing financial liabilities have fixed rates and as such, there is limited exposure to changes in interest payments as a result of interest rate risk. In February 2022, the Company fully repaid its interest bearing long-term debt (note 33).

ii) Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has had operations and suppliers in the U.S. and the U.K. during the past years and therefore a portion of its expenses incurred are in USD and in GBP. The majority of the Company’s revenues from the sale of products in 2021 and 2020, that are part of its discontinued operations were in USD which served to mitigate a portion of the U.S. foreign exchange risk relating to the expenditures. In 2021, the proceeds received from the divestment of its discontinued operations (note 6) were in USD resulting in an increased exposure to the USD which is partially mitigated by expenditures denominated in USD from its continuing operations. Financial instruments that have exposed the Company to foreign exchange risk have been cash, receivables, trade and other payables, lease liabilities, license payment obligations. The Company manages foreign exchange risk by holding foreign currencies it received to support forecasted cash outflows in foreign currencies.

As at December 31, 2021 and 2020, the Company’s net exposure to currency risk through financial assets and financial liabilities denominated respectively in USD and GBP was as follows:

	2021		2020
	Amount	Equivalent in	Amount	Equivalent in
Exposure in USD	in USD	full CAD	in USD	full CAD
Cash	78,045,915	99,094,899	17,281,338	22,018,153
Accounts receivable	185,954	236,106	886,211	1,129,121
Other long-term assets	—	—	45,428	57,880
Accounts payable and accrued liabilities	(951,284)	(1,207,845)	(6,023,877)	(7,675,022)
Lease liabilities	—	—	(10,918,525)	(13,911,293)
Other long-term liabilities	(77,075)	(97,862)	(162,000)	(206,404)
Long-term derivatives	(1,381,603)	(1,754,221)	—	—
Net exposure	75,821,907	96,271,077	1,108,575	1,412,435

	2021		2020
	Amount	Equivalent in	Amount	Equivalent in
Exposure in GBP	in GBP	full CAD	in GBP	full CAD
Cash	2,832,439	4,859,049	4,619,225	8,032,832
Accounts receivable	134,605	230,914	230,588	400,993
Accounts payable and accrued liabilities	(1,026,984)	(1,761,791)	(983,697)	(1,710,649)
Lease liabilities	(203,186)	(348,566)	(271,623)	(472,352)
Net exposure	1,736,873	2,979,606	3,594,493	6,250,824

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(In thousands of Canadian dollars, except for per share amounts)

Based on the above net exposures as at December 31, 2021, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the CAD against the USD would result in a decrease or an increase of the consolidated total comprehensive loss of approximately $9,627 while a 10% depreciation or appreciation of the CAD against the GBP would result in a decrease or an increase of the consolidated total comprehensive loss of approximately $298. If we exclude cash denominated in USD from our net exposure at December 31, 2021, a 10% depreciation or appreciation of the CAD against the USD would result in a decrease or an increase of the consolidated net loss of approximately $282. The Company has not hedged its exposure to currency fluctuations.

33. Subsequent event

On February 15, 2022, the Company repaid the entirety of the first and second term loans, for an aggregate amount of $39,123 (note 17), thus terminating the consolidated loan agreement with SALP and releasing of the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP (note 18a) and the 168,735 warrants held by SALP, having an exercise price of $15.21 per common share (note 19c), were cancelled. The Company is presently evaluating the accounting for these transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Liminal BioSciences Inc.

/s/ Bruce Pritchard

Name: Bruce Pritchard

Title: Chief Executive Officer

(Principal Executive Officer)

Date: March 17, 2022