Form 20-F
period 2022-12-31
Liminal BioSciences Inc.
filed 2023-03-15
CIK 1351172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Laval, Quebec

H7V 4B4

+1 450 781 0115

(address of principal executive offices)

Bruce Pritchard

Chief Executive Officer

Liminal BioSciences Inc.

440 Armand-Frappier Boulevard,

Suite 300

Laval, Quebec

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

Common Shares, no par value: 31,042,560(1) common shares outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(1) The number of shares does not reflect the 10-for-1 consolidation of our common shares effected on February 1, 2023.

i

INTRODUCTION

Unless the context otherwise requires, all references in this Annual Report on Form 20-F, or the Annual Report, to “Liminal,” “company,” “we,” “us” and “our” refer to Liminal BioSciences Inc. and, where appropriate, our subsidiaries.

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Except for the executive and directors’ compensation (Item 6B) which is presented in U.S. Dollars (unless otherwise specified), our financial information is presented in Canadian Dollars and all references in this Annual Report to “$” means Canadian Dollars and all references to “US$” means U.S. Dollars.

For the convenience of the reader, in this Annual Report, unless otherwise indicated, amounts presented in USD translated from Canadian Dollars, were translated at the rate of $1.00 to US$0.7699, which is the average rate for the 2022 fiscal year, (2021 average rate: $1.00=US$ 0.7969). Translations from Great Britain Pounds or GBP into U.S. Dollars were made at the rate of 1 GPB to US$ 1.2438 which is the average rate for the 2022 fiscal year (2021 average rate: 1.00 GBP = US$ 1.3755). Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Canadian Dollars or GBP at the dates indicated.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless otherwise indicated, all financial information included in this Annual Report has been retroactively adjusted to give effect to the 1000-for-1 consolidation of our common shares effected on July 5, 2019 and the 10-for-1 consolidation of our common shares effected on February 1, 2023.

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

We are incorporated under the laws of Canada. All of our assets are located outside the United States. In addition, the majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, investors should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors, or other said persons, predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or other laws of any state or jurisdiction of the United States.

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

•
our plans to develop and commercialize our product candidates;
•
our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•
our ability to reduce our cash burn;
•
uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals;
•
the availability of funds and resources to pursue research and development projects;
•
the successful and timely completion of our drug discovery, preclinical studies and clinical trials;
•
the properties of our product candidates;
•
the analysis of our preclinical and clinical trial data;
•
our ability to take advantage of business opportunities in the pharmaceutical industry;
•
potential strategic transactions that we may pursue, including potential divestments or sale of non-core assets;
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
•
our ability to secure insurance coverage;
•
general changes in economic or market conditions, including as a result of inflation or bank failures;
•
the impact of the ongoing COVID-19 pandemic and other geopolitical tensions, such as Russia's ongoing invasion of Ukraine, on our business and its potential effect on the operations of third party service providers and collaborators with whom we conduct business, our industry and the economy;
•
volatility of our share price;
•
our ability to comply with Nasdaq Capital Market's continued listing requirements; and
•
other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”

You should refer to the section of this Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

v

This Annual Report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this Annual Report is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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

Summary of Selected Risks Associated with Our Business

•
We will require additional funding to finance our operations, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or terminate certain of our product development programs or other operations.
•
The market conditions or our business performance may prevent us from having access to the public markets in the future.
•
We may not have the ability to close a transaction for our non-core assets, including a potential divestment or sale of such non-core assets.
•
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

•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation, financial resources, ability to secure financings or business.
•
We may not be successful in our efforts to build a pipeline of product candidates.
•
Our product candidates may not succeed in preclinical or clinical testing; may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria.
•
We do not know whether any of our planned clinical trials will proceed or be completed on schedule, or at all.
•
We depend on our key personnel to research, discover, develop and coordinate the manufacture of our product candidates and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential.
•
We may fail to achieve our publicly announced milestones or not achieve publicly announced milestones in due time.
•
We may not be successful in partnering and/or commercializing our product candidates or obtaining royalties and milestone payments.
•
Competitors may develop alternatives that render our product candidates obsolete or less attractive.
•
We rely on third parties to develop, test, formulate and manufacture our product candidates and to monitor, support, conduct and oversee clinical trials of the development candidates that we are developing, and such reliance may adversely affect us if we are not able to maintain or secure agreements with such third parties on acceptable terms, or if these third parties do not perform their services as required.
•
Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of disruptive elements, including cyber-attacks by malicious third parties, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures.
•
We may not be able to protect our intellectual property rights throughout the world or not have sufficient financial resources to prepare, file and prosecute patent applications, maintain and enforce our intellectual property rights and defend any intellectual property-related claims.
•
Our pending patent applications may not result in issued patents or may not be valid or enforceable or there could be unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates.
•
The continued listing of our common shares on Nasdaq is conditional upon our ability to maintain the applicable continued listing requirements of Nasdaq. Failure to maintain the applicable continued listing requirements of the Nasdaq could result in our common shares being delisted from Nasdaq.
•
We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and expect that Structured Alpha LP, or SALP, will continue to own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.
•
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

Risks Related to Our Financial Position

We will require additional funding to finance our operations, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or terminate certain of our product development programs or other operations.

As of December 31, 2022, we had approximately $37.1 million of cash and cash equivalents. As of the date of this Annual Report, our available cash is not projected to be sufficient to support our operating plan for at least the next 12 months. As such, there is substantial doubt regarding our ability to continue as a going concern.

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
•
the ability to close a transaction for our non-core assets that we may pursue, in whole or in part, including a potential divestment or sale of such non-core assets;
•
the development requirements of other product candidates that we may pursue;
•
the timing and amounts of any milestone or royalty payments we may be required to make under future license or royalty stream agreements;
•
the costs of hiring additional personnel, including clinical, regulatory, medical, scientific and seasoned management personnel;
•
the costs, timing and outcome of regulatory review of our product candidates or regulatory applications;
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

There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital on acceptable terms, if at all, reducing our ability to access capital, which could in the future negatively affect our liquidity. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. Such adjustments could be material. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ deficit and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•
continue our ongoing and planned research and development of our product candidates under development;

•
conduct preclinical studies and clinical trials for our current and potential future product candidates;
•
seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials;
•
continue to scale up outsourced manufacturing capacity with the aim of securing sufficient quantities to meet our demand requirements for clinical trials;
•
develop, maintain, expand and protect our intellectual property portfolio;
•
acquire or in-license other product candidates and technologies;
•
hire additional clinical, regulatory, medical, scientific and other support personnel, including personnel to support our product development and planned business development or partnering efforts; and
•
add clinical, operational, financial and management information systems.

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

As a public company, we are required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ended December 31, 2022. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed, during the preparation of our consolidated financial statements for the year ended December 31, 2021, management identified a material weakness in our internal control over financial reporting related to the carrying value of our held-for-sale assets at September 30, 2021 and the net loss from discontinued operations for the nine months ended September 31, 2021. As disclosed in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, or the 2021 Annual Report, the financial statements for the period ended September 30, 2021 contained a misstatement in the carrying value of the held-for-sale assets relating to the PBT disposal. Accordingly, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of the 2021 Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, management again identified a material weakness in our internal control over financial reporting relating to the accounting for complex transactions, which was in the process of being remediated by management as disclosed in the 2021 Annual Report. In this particular instance, we acquired the non-controlling interests of our subsidiary, Pathogen Removal Diagnostic Technologies Inc. In our interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, we incorrectly allocated net income to non-controlling shareholders. As a result, net loss attributable to the non-controlling shareholders was overstated with offsetting misclassifications between non-controlling interest and shareholders deficit.

Accordingly, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of this Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022. The error did not result in an adjustment to previously reported net income or loss per share in any prior fiscal years.

Our remediation plan initially included reviewing our quarterly and year-end close timetables to ensure any subsequent complex accounting matters were given priority and allocated the appropriate resources. In addition, we hired a CFO to lead and build out the Finance team’s expertise and bandwidth. During the fourth quarter of fiscal 2022, our CFO restructured the Finance team to further optimize and simplify the reporting structure, which is expected to improve operating and reporting efficiencies. Management believes the Finance team is now better structured and more aligned with the Company's current operations and believes the current control environment is better suited for the size of the Company and for accounting and financial reporting practices going forward. We cannot assure you that these measures will be effective. We also cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to remediate the material weakness or to conclude in the future that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. For details of the controls, the identified material weakness and our remediation plan, see the section of this Annual Report entitled “Item 15. Controls and Procedures.”

Recent trends towards rising inflation may materially adversely affect our business and corresponding financial position and cash flows.

The recent trends towards rising inflation may materially adversely affect our business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our materials and supplies and overhead costs may adversely affect our operating results. Rising interest and inflation rates also present a recent challenge impacting the global economy and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Although non-material impact on our financial position or results of operations have been experienced to date, we may experience more significant impacts in the near future (especially if inflation rates continue to rise), including increases of our operating costs, including our labor costs and research and development costs, due to supply chain constraints, and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on our working capital resources.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For example, on March 2, 2021, a complaint was filed against us, SALP, Thomvest Asset Management Ltd., Consonance Capital Management LP and certain of our directors and officers by multiple individual shareholder plaintiffs. For more information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

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

Risks Related to the Development and Monetization of our Product Candidates

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
•
we may fail to obtain regulatory approval to initiate a clinical trial, to enter into clinical trial agreements with study sites and principal investigators, obtain the relevant ethics committee approvals to initiate the clinical trials or fail or be delayed to recruit and enroll participants;
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
•
we may be unable to find qualified and affordable contract manufacturing organizations or contract research organizations or delays or inability to obtain timely regulatory approvals;
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

Even if we receive FDA, MHRA or other regulatory approval to market our product candidates, we cannot assure that any such product candidates will be commercialized, widely accepted in the marketplace or as effective or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and on specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through divestment, sale, collaboration, licensing, royalty or other strategic alternative arrangements in cases in which it would have been advantageous for us to retain sole development and/or commercialization rights.

If we do not successfully develop and commercialize product candidates or collaborate with others to do so, we will not be able to obtain product revenue in future periods, which could significantly harm our financial position.

We do not know whether any of our planned clinical trials will proceed or be completed on schedule, or at all.

We do not know whether any of our planned clinical trials will proceed or be completed on schedule, or at all. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

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

The completion of any clinical trial could also be substantially delayed or prevented by several factors, including:

•
slower than expected rates of subject or patient recruitment and enrollment;
•
failure of subjects or patients to complete the clinical trial;
•
unforeseen safety issues;
•
lack of efficacy evidenced during any clinical trial;
•
termination of any clinical trial by one or more clinical trial sites;
•
inability or unwillingness of subjects, patients or medical investigators to follow clinical trial protocols;
•
failure by clinical research organization to comply with applicable laws and regulations;
•
inability to monitor subjects or patients adequately during or after treatment; and
•
introduction of competitive product candidates that may impede our ability to retain subjects or patients in any clinical trial.

Clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in completing any clinical trial for our product candidates could materially harm our financial results and the commercial prospects for our product candidates. In addition, the impact of future public health crises may delay or prevent subjects or patients from enrolling or from receiving treatment in accordance with the protocol and the required timelines, which could delay our clinical trials, or otherwise prevent us from completing our clinical trials on our planned timelines or at all, and harm our ability to obtain approval for such product candidate.

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

We may experience numerous unforeseen events prior to, during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:

•
the FDA, MHRA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;
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
•
the FDA, MHRA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
•
the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
•
our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the clinical trials; and
•
the approval policies or regulations of the FDA, MHRA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

To the extent that the results of the trials are not satisfactory for the FDA, MHRA or regulatory authorities in other countries or jurisdictions to approve our new drug application, or NDA, or other comparable applications, the commercialization of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Even after the completion of Phase 3 clinical trials, regulatory authorities may disagree with our clinical trial design and our interpretation of data and may require us or our partners to conduct additional clinical trials to demonstrate the efficacy of our product candidates. There is no assurance that a regulatory authority will issue a marketing authorization. Regulatory authorities may determine that our product candidates, the manufacturing process or the manufacturing facilities we use do not meet applicable requirements to ensure the continued safety, purity and potency of our product candidates.

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

Failure to recruit and enroll participants for clinical trials may cause the development of our product candidates to be delayed or halted.

Failure to recruit and enroll participants for clinical trials may cause the development of our product candidates to be delayed or halted. We may encounter delays or rejections in recruiting and enrolling enough participants to complete clinical trials. Participants enrollment depends on many factors, including:

•
the eligibility criteria defined in the protocol;
•
the number of patients with the disease or condition being studied;
•
the understanding of risks and benefits of the product candidate in the trial;
•
clinicians’ and subjects or patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;
•
the size and nature of the patient population who meet inclusion criteria;
•
the proximity of subjects or patients to study sites;
•
the design of the clinical trial;
•
clinical trial investigators’ ability to recruit clinical trial investigators with the appropriate competencies and experience;
•
competing clinical trials for similar therapies;
•
our ability to obtain and maintain subjects or patient consents;
•
the risk that subjects or patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and

•
the impact of public health crises, such as the COVID-19 pandemic.

In particular, some of our clinical trials are designed to enroll subjects or patients with characteristics that are found in a very small population. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of subjects or patients who are available for our clinical trials in these clinical trial sites.

Delays in subjects or patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement, halt or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We depend on our key personnel to research, discover, develop and coordinate the manufacture of our product candidates and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential.

We depend on our key personnel to research, discover, develop and coordinate the manufacture of our product candidates and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on our business and growth potential. Our mission is to discover or acquire novel therapeutic product candidates targeting unmet medical needs in attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on our business. In addition, our growth is and will continue to be dependent, in part, on our ability to retain and hire qualified personnel. There can be no guarantee that we will be able to continue to retain our current employees or will be able to attract qualified personnel and members of management to pursue our business plan.

We may fail to achieve our publicly-announced milestones or not achieve publicly-announced milestones in due time.

We may fail to achieve publicly announced milestones or may not achieve our publicly announced milestones in due time. From time to time, we publicly announce the timing of the occurrence of certain events. These statements are forward-looking and are based on management’s best estimate relating to the occurrence of such events. However, the events and actual timing of such events may differ from what has been publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier, clinical research organization or contract manufacturing organization or any other event having the effect of delaying or otherwise impacting the milestone publicly announced. Our policy on forward-looking information does not consist in updating such information if the publicly disclosed timeline varies, unless otherwise required to do so by law. Any variation in the timing of certain events having the effect of postponing or otherwise postponing such events could have an adverse material effect on our business plan, financial condition or operating results.

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

Our ability to generate revenues in the future is primarily dependent on the commercialization and/or partnering of our product candidates. There can be no guarantee of commercialization or monetization of these product candidates as they remain in development. Our ability to successfully commercialize or monetize any product candidates will depend on numerous factors including, without limitation:

•
the willingness of the FDA, United Kingdom Medicines and Healthcare Product Regulatory Agency, or MHRA, and other regulatory agencies to grant approvals for the conduct of our clinical trials and acceptance of our preclinical studies as the basis for the review and approval of our product candidates;
•
the timing, progress, costs, and results of ongoing and planned clinical trials;
•
the timing, outcome and costs of seeking and obtaining regulatory approvals from the FDA, MHRA and other regulatory agencies;
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

We intend to continue to develop our drug discovery platform that focused on exploring structural biology and drug design by utilizing our know-how and new tools and technologies, which may, in the future, include artificial intelligence and machine learning, in the drug discovery process with the goal to identify novel biological targets that may have been previously undruggable and potentially develop product candidates for these novel targets.

However, we may not be successful in our development and integration of a drug discovery platform, as developing a drug discovery platform to identify new product candidates requires substantial technical, financial and human resources. Even if we are successful, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. If we are unable to develop our drug discovery platform and identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which could significantly harm our financial position.

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

Interim top-line and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participants enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

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

We have announced that we are focusing our corporate strategy and resources on our small molecule therapeutics business, to become more streamlined with a singular focus on our core research capabilities and emerging pipeline. Inability to streamline or focus on said core capabilities and emerging pipeline may adversely affect our short-term cash position and expose us to increased liabilities, including liabilities related to the early termination of contractual obligations.

We have entered, and may in the future enter into, collaboration agreements with third parties for the development of our product candidates, which may adversely affect our ability to generate revenue.

We have entered into and may seek to enter into collaborations or partnerships with third parties for the development, manufacture and/or potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for the development and commercialization of our product candidates, we have limited control over the time and resources that our partners may dedicate to the development and commercialization of our product candidates. These collaborations pose a number of risks, including the following:

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

We may rely on third-party suppliers of services to conduct preclinical studies and clinical trials and the failure by such third parties to comply with their obligations may delay the studies and trials, as applicable, and/or have an adverse effect on our development program. We have limited resources to conduct preclinical studies and clinical trials and may rely on third-party suppliers of services to conduct our studies and trials. If our third-party suppliers of services become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures, such as equipment failures or unplanned facility shutdowns, damage from any event, including fire, flood and earthquake, and impacts from public health crises, business restructuring or insolvency, or if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with us, such as failing to do the testing, compute the data or complete the reports further to the testing, we may incur delays in connection with the planned timing of our submission of an investigative new drug application, or IND, clinical trial application, or CTA, or NDA submission. For example, primarily due to COVID-19 related restrictions, we have experienced some delays in the start of certain preclinical studies with third-party contract research organizations located in China. Such restrictions, limitations or other events may, in the future, whether as a result of COVID-19 or the outbreak of another infectious disease, result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. If the damage to any of our third-party suppliers of services is extensive or if, for any reason, such suppliers do not operate in compliance with Good Clinical Practices or are unable or refuse to perform their contractual obligations, we will need to find alternative third-party suppliers of services.

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

The candidate we selected for clinical development, LMNL6511, will be manufactured by a third-party contract manufacturer. The manufacturing process we and the third parties with whom we contract use to produce our product candidates is complex, and several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.

If our third-party manufacturing capabilities become unavailable to us for any reason, including as a result of the failure to comply with cGMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with cGMP, damage from any event, including fire, flood and earthquake, and impacts from public health crises, business restructuring or insolvency, we may be delayed in manufacturing product candidates and could be unable to meet the regulatory requirements of the FDA, MHRA or other regulatory agencies to obtain market approval for our product candidates or be unable to manufacture and supply product for commercialization. Any such event could delay the supply of a product to conduct clinical trials and, if a product has reached commercialization, could prevent the supply of the product and adversely affect our revenues. If the damage to manufacturing facilities is extensive, we will need to find alternative manufacturing capacity. For example, restarting our in-house manufacturing or, alternatively, the selection of an alternative third-party manufacturer will be time-consuming and costly. Qualification of a new third-party manufacturer, if available, will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by us, the manufacturing process and its compliance with cGMP and typically takes approximately 18 months. In addition, the third-party manufacturer will have to familiarize itself with our technology. Any delay in finding an alternative third-party manufacturer of a product, or recommencing our in-house manufacturing of such product, could result in a shortage of the product, delay clinical trial programs and the filing for regulatory approval of a product, and deprive us of potential product revenues.

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

As a company based in Canada with operations in the United Kingdom, our business is subject to risks associated with conducting business internationally. Most of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•
business interruptions resulting from geo-political actions, including war, terrorism and other geopolitical tensions, such as the Russia-Ukraine war, or natural disasters and public health crises, such as COVID-19.

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

If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. We license the development, manufacturing and commercialization rights for certain product candidates, and could, potentially, enter into similar licenses for other product candidates in the future. Under these licenses, we are subject to various obligations, including royalty and milestone payments, limits on sublicensing, insurance obligations and the obligation to use commercially reasonable best efforts to develop and exploit the licensed technology. If we fail to comply with any of these obligations or otherwise breach these agreements, our licensors may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results.

We may be subject to damages resulting from claims that we, our employees, collaborators or consultants have wrongfully used or disclosed alleged trade secrets of third parties.

We may be subject to damages resulting from claims that we, our employees, collaborators or consultants, have wrongfully used or disclosed alleged trade secrets of third parties. Many of our employees were previously employed, and certain of our consultants are currently employed, at universities, public institutions, biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we, or these employees or consultants, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers. Litigation may be necessary to defend against these claims.

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

Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of disruptive elements, including cyber-attacks by malicious third parties (including the deployment of computer viruses, harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased, and phishing and social engineering attacks have increased in particular in connection with the COVID-19 pandemic. We have, and may continue to, experience various phishing scams. Through a recent phishing scam, an intruder was able to re-direct funds payable to an employee to a fraudulent bank account, by pretending to be the beneficiary employee. The attempt was identified and stopped before any funds were transferred to the fraudulent account. To lessen the impact of such scams, we train our employees on the risks of these phishing attempts and how to identify them and we implemented other types of employee identification measures.

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

Risks Related to Legal Compliance Matters

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

Our ability to successfully commercialize any of our product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement will be available from third-party payors, including government payors, such as Medicare and Medicaid, private health insurers and health maintenance organizations. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us or our collaborators to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Therefore, patients are unlikely to use our products unless coverage and reimbursement is adequate to cover all or a significant portion of the cost of our products. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

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

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the ACA was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers and continues to significantly impact the U.S. pharmaceutical industry.

There have been executive judicial and Congressional challenges to certain aspects of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA.

For example, the Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

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

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Risks Related to our Common Shares and our Status as a Public Company

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our common shares and make obtaining future debt or equity financing more difficult for us.

Our common shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market (“Nasdaq”). On March 4, 2022, we received notice from the Listing Qualifications Department of Nasdaq indicating that, for the last 30 consecutive business days, the bid price for the common stock had closed below the minimum $1.00 per share and as a result, we were no longer in compliance with the Nasdaq Listing Rule 5550(a)(2). We regained compliance with the minimum bid price rule on February 15, 2023.

We cannot assure you that we will continue to comply with the requirements for continued listing on the Nasdaq Capital Market in the future. If our common shares is delisted from the Nasdaq Capital Market, the common shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling the shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the common shares is delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the common stock, further limiting the liquidity of the common shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the common shares. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, higher interest rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the Russia-Ukraine war has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of recent bank closures, political unrest or war, or as a result of a financial crisis, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

The price of our common shares historically has been volatile and fluctuates substantially, and you could lose all or part of your investment.

The market prices for the securities of biopharmaceutical companies, including us, have historically been volatile. The market has from time-to-time experienced extreme price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including: the results and adequacy of our preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of our product candidates or those of our competitors; announcements of technological innovations or new product candidates by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of us or our competitors; concern as to the safety of our product candidates; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; rising inflations and related increases in interest rates; bank failures; geo-political actions, including war and terrorism, or natural disasters and public health crises; and other factors not within our control could have a significant adverse impact on the market price of our securities, regardless of our operating performance. These and other market and industry factors may cause the market price and demand for our common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common shares.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common shares.

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

Our ability to raise capital may be limited by applicable laws and regulations.

Using a shelf registration statement on Form F-3 to raise additional capital generally takes less time and is less expensive than other means, such as conducting an offering under a Form F-1 registration statement. However, our ability to raise capital using a shelf registration statement may be limited by, among other things, SEC rules and regulations. Under SEC rules and regulations, if our public float (the market value of our common stock held by non-affiliates) is less than $75.0 million, then the aggregate market value of securities sold by us or on our behalf under our Form F-3 in any 12-month period is limited to an aggregate of one-third of our public float. As our public float is currently less than $75.0 million, we are currently subject to this limitation. If our ability to utilize a Form S-3 registration statement for a primary offering of our securities continues to be limited to one-third of our public float, we may conduct such an offering pursuant to an exemption from registration under the Securities Act or under a Form F-1 registration statement, and we would expect either of those alternatives to increase the cost of raising additional capital relative to utilizing a Form F-3 registration statement.

As a controlled company, we may not be able to sustain an active, liquid and orderly trading market for our common stock.

We have a limited number of shares that trade each day compared to many other companies, especially given our status as a controlled company, which limits the number of shares actually available to be bought and sold by shareholders in the public market. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active.

Further, a lesser active market may impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Although we do not believe that we were a PFIC for the year ending December 31, 2022, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our common shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

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

In September 2022, we transferred our common shares from The Nasdaq Global Market to The Nasdaq Capital Market. In February 2023, we completed a consolidation of all the issued and outstanding common shares of the Company on the basis of a consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation share to regain compliance with Nasdaq’s minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq Capital Market of at least $1.00 per share for a minimum of 10 consecutive trading days. In February 2023, we received written notice from Nasdaq that the Company had regained compliance with Nasdaq Listing Rule 5450(a)(1).

Our actual capital expenditures for the years ended December 31, 2020, 2021 and 2022 amounted to $1.1 million, $0.1 million and $nil, respectively. These capital expenditures primarily consisted of investments in our biotherapeutics and bioproduction facilities in connection with the development of our former drug, Ryplazim® plasminogen (human) and expenses related to the opening of a new plasma collection center in the United States, of which businesses were divested in 2021. We expect our capital expenditures to be more in line with our most recent year's expenditures, as we continue to streamline our business and advance our small molecule research and development programs.

B. Business Overview

We are a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. We are designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology.

Our pipeline is currently made up of three development programs. The candidate we selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. We are also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage. In addition to these priority development programs, we continue to explore other development opportunities to add to our pipeline.

We believe that our drug discovery platform and deep understanding of GPCRs allows us to identify small molecule candidates that can accurately target GPCRs where other drug discovery approaches have been unsuccessful. Our drug discovery platform leverages a fully integrated chemistry and biology expertise supported by our broad in vivo capabilities, which allows us to investigate our preclinical drug candidates’ efficacy in a wide variety of animal models and enables us to develop small molecule therapeutic candidates for the treatment of various metabolic, inflammatory and fibrotic diseases. We aim to develop best or first-in-class therapies targeting indications with significant unmet needs, where a novel small molecule approach may be better suited using our drug discovery platform, specialized know-how and data-driven development plans.

We are led by a strong, experienced team with proven track records in the discovery, development, and approval of biopharmaceuticals. Our team’s extensive experience in clinical development, and regulatory success is backed by our data driven philosophy.

GPCRs

G proteins, also known as guanine nucleotide binding proteins, act as molecular switches inside cells and are involved in transmitting signals. GPCRs regulate numerous diverse physiological and pathological processes. Due to their abundance, broad distribution, and crucial involvement in cellular physiology and biochemistry, GPCRs represent the largest family of receptors in the human genome and hold significant importance in the development of therapeutics.

Around 35% of all approved drugs target GPCRs, yet only around 16% of GPCR pathways have an approved drug, providing us with a significant opportunity for discovery and development of novel small molecule therapeutics for GPCR pathways.

All of our development programs target seven transmembrane GPCRs (7TM GPCR’s), where the receptor protein passes through the cell membrane seven times. These receptors are easily accessible to hydrophilic drugs due to their presence on the cell surface, and their non-uniform expression enables selectivity in modulating physiological processes. Agonists and antagonists of 7TM GPCRs receptors are utilized for treating various diseases in all organ systems. An agonist is a drug that binds to a target and mimics the action of the natural ligand. An antagonist is a drug that binds to a receptor and prevents other molecules (such as the natural ligand) from binding.

Our Small Molecule Discovery Platform Targeting GPCRs

We believe that oral small molecule therapeutics could overcome the challenges associated with biologic and peptide drugs, which can be costly and inconvenient for patients. Improved patient access could be particularly significant for common chronic diseases involving the endocrine and pulmonary systems. We believe that our drug discovery platform can capitalize on the advantages of highly selective potent small molecule therapeutics, such as potentially enhanced clinical activity and improved safety profile due to lower and more convenient dosing requirements and lower costs.

Our development pipeline:

The candidate we selected for clinical development, LMNL6511, is an oral, selective antagonist of the orphan GPCR, GPR84, designed to treat metabolic diseases, inflammation and/or fibrosis in several different therapeutic categories. We believe that the GPR84 receptor may be an important biological target in several therapeutic areas by blocking a proinflammatory modulator on immune cells, including macrophages, once inflammation is established.

The GPR84 receptor itself, is primarily expressed in immune cells in addition to multiple organ systems such as the liver, lung, and gastrointestinal, or GI, tract. Its expression is upregulated in response to inflammatory stimuli. It therefore provides an attractive therapeutic target in several chronic metabolic, inflammatory and fibrosis driven disease processes.

We anticipate seeking approval to commence a first-in-human Phase 1 clinical trial of LMNL6511 during the second half of 2023, once we successfully complete CTA enabling activities.

We are also developing a selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in inflammation-driven diseases, including skin, respiratory diseases and gastro-intestinal diseases such as asthma, allergic rhinitis, chronic obstructive pulmonary disorder, atopic dermatitis, psoriasis and acne. Our OXER1 antagonist discovery program is currently at the preclinical stage. We are working towards selecting a lead candidate for further development in Eosinophilic driven diseases in the first half of 2023 and are aiming to commence a first-in-human clinical trial in 2024.

We are also developing a GPR40 agonist as a potential therapeutic treatment for type 2 diabetes. Free fatty acid receptor 1, FFAR 1 (also known as G protein coupled receptor 40, or GPR40) is a validated clinical target for the treatment of diabetes, demonstrated by the phase 2/3 trials of the GPR40 agonist, TAK875. However, the development of this compound was terminated due to a low frequency of drug induced liver injury (DILI). We believe that small molecule agonists of GPR40 can be designed to minimize the risk of DILI. Our GPR40 agonist program is currently in the discovery phase.

In July 2022, we discontinued development of our small molecule product candidate, fezagepras. The decision to discontinue the development of fezagepras was based on results from the Phase 1a single-ascending dose, or SAD, clinical trial, which indicated that fezagepras was significantly inferior compared to sodium phenylbutyrate as a nitrogen scavenger. The recommendation to stop the development program for fezagepras was not based on safety concerns.

As further described above under "Item 3.D-Risk Factors, we do not have sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months and, as a result, we will require additional funding to finance our operations, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or terminate certain of our product development programs or other operations”. Our December 31, 2022 financial statements have been prepared on a going concern basis.

Our Strategy

Our goal is to leverage our drug discovery platform and to develop distinctive novel small molecule therapeutics to treat the complex biology of metabolic, inflammatory and fibrotic diseases to address a wide range of significant unmet needs.

The key activities to achieve this goal include:

•
Investing in and leveraging our GPCR knowledge and drug discovery platform to develop differentiated GPCR targeted therapies for unmet medical needs;
•
Advancing the candidate we selected for clinical development, LMNL6511, to clinical stage targeting the treatment of fibrosis and metabolic diseases;
•
Progressing the development of our OXER1 antagonist program and nominating a lead candidate for further development in eosinophil mediated diseases;
•
Pursue the development of our GPR40 agonist program aiming to identify and develop a novel liver-safe GPR40 agonist for the treatment of type 2 diabetes, or T2D; and
•
Identifying potential opportunities to monetize non-core assets and to streamline our costs overall.

Our Team

We are led by a strong, experienced team with proven track records in the discovery, development, and approval of biopharmaceuticals, all driven to make a difference.

Our team is led by Bruce Pritchard. Mr. Pritchard was appointed as Chief Executive Officer, or CEO, effective 13 November 2020. Prior to his appointment as CEO, he acted as one of the two Chief Operating Officers, or COO, and as Chief Financial Officer. In his role as COO, he was responsible for the Company’s discovery, clinical development, program management and business development functions related to small molecule therapeutics. A Chartered Accountant by training, he has spent over two decades working in the life sciences and pharmaceutical industry. Mr. Pritchard brings a proven track record of success in strategic acquisitions and in raising debt and equity finance. He also brought to the role many years of experience in general management and operations. Prior to joining Liminal, Mr. Pritchard worked as a senior director for CV Therapeutics, a NASDAQ listed biopharmaceutical company. Mr. Pritchard is based out of our office in Cambridge.

In addition to our executive officers, we have assembled a team of research and development managers with extensive experience in drug discovery, drug development, corporate development and capital market activities, including Dr. Gary Bridger, our Interim Chief Scientific Officer, who has 30 years of experience and a proven track record in drug discovery and clinical development holding positions at AnorMED, Genzyme Corporation (thereafter acquired by Sanofi S.A.) and Xenon Pharmaceuticals and has held various venture capital positions.

Dr Bridger co-founded AnorMED Inc. in 1996 and served as Vice President of Research and Development and Chief Scientific Officer. He was responsible for research, development, and clinical programs within AnorMED; a leading company in the development of chemokine receptor inhibitors, a family of 7-transmembrane GPCR’s, for a variety of disease applications. He was responsible for the development of AMD3100 (Mozobil®(plerixafor)), a new stem cell mobilizing agent for treatment of multiple myeloma and non-hodgkins lymphoma patients, including the design and completion of two randomized Phase 3 clinical trials. In late 2006, AnorMED was acquired by Genzyme for US $600 million where Dr. Bridger also held senior positions. While at Genzyme, he was directly involved in the successful regulatory filing, approval and launch of Mozobil®(plerixafor), in the U.S., Europe and Canada. Mozobil®(plerixafor) was approved by the US FDA in 2008. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme, which was acquired by Sanofi, S.A. Dr. Bridger completed his PhD in Synthetic Organic Chemistry at the University of Manchester Institute of Science and Technology (UK) and subsequently completed a post-doctoral fellowship at Boston College (USA). He has authored more than 90 peer-reviewed publications and has over 40 issued patents.

Our Preclinical Programs

Our current development programs are focused on developing small molecule therapeutics for the treatment of metabolic, inflammatory and fibrotic conditions. We currently have one clinical development candidate and two drug discovery programs, each in the preclinical development phase.

Our Selective G-protein coupled receptor 84 (GPR84) Antagonist Program

Our most advanced program is for the development of a selective GPR84 antagonist drug candidate designed to treat inflammation and/or fibrosis in several different therapeutic categories.

In January 2023, we nominated LMNL6511 as the candidate selected for clinical development for this program. Through our internal drug discovery and lead optimization work we have been able to develop LMNL6511, a new structural class of high potency, small molecule antagonist of GPR84.

LMNL6511 is a selective antagonist for the GPR84 receptor designed to treat inflammation and/or fibrosis in several diseases. Published research supports the role of GPR84 as an important biological target in several therapeutic areas of interest by blocking a proinflammatory modulator on immune cells, including macrophages, once inflammation is established.

GPR84 is classified as an orphan receptor since its definitive endogenous ligand is undefined. However, it can be activated by medium-chain fatty acids (MCFA) such as decanoic acid, 6-OAU, and diindolylmethane (DIM), indicating the presence of three unique binding sites, which likely correspond to different endogenous ligands. Additionally, the activation of each binding site may lead to different downstream effects, a phenomenon known as signaling bias, which is well-documented within the GPCR superfamily.

Schematic of GPR84 receptor and its ligands:

Diindolylmethane
ZQ-16
6-OAU
PSB-1584
Embelin
O
HO
Antagonist
Ligand
Medium Chain Fatty Acids
(C9-C14)
GPR84
αi
GTP
γ
β
Reduced liver,
pulmonary, and
kidney fibrosis
Phagocytosis and
proinflammatory
response

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

More recently, 3-hydroxy decanoate, an agonist of GPR84 and a metabolite of decanoic acid was found to be enriched in the circulation of obese individuals compared to non-diabetic controls. This was associated with adipose inflammation and increased fasting insulin levels. Consequently, we intend to incorporate biomarker measurements of diabetes and lipids in our first-in-human phase 1 study of LMNL6511, with the goal of identifying an early indicator of biological activity.

We believe that the GPR84 receptor could be an important biological target in several therapeutic areas of interest. GPR84 is broadly expressed and may play an interesting role in the relationship between inflammation, obesity and diabetes. Our preclinical research, combined with published work from other groups, indicates a potential role for antagonism of GPR84 in fibrotic diseases, including Non-Alcoholic Steatohepatitis, or NASH, Inflammatory bowel disease, or IBD, and Idiopathic Pulmonary Fibrosis, or IPF.

Non-alcoholic fatty liver, or NAFLD, is a condition that is estimated to affect 79 million people in the United States, and Non-Alcoholic Steatohepatitis, or NASH, is estimated to affect 17 million people in the United States due to the obesity epidemic and is the manifestation of metabolic disease in the liver. According to Global Industry Analysts, Inc. forecasts, the combined NAFLD and NASH market is expected to be worth $12 billion in the United States by 2027.

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

There are currently no approved therapies for NAFLD, NASH or associated fibrosis, although one potential therapy (Ocaliva®, developed by Intercept Pharmaceuticals) is currently under FDA review. Current treatment options are limited to diet and lifestyle modifications that may control or reduce the amount of excess fat deposits in the liver. In January 2023, Madrigal Pharmaceuticals Inc. provided an update on their Phase 3 MAESTRO-NASH clinical trial of Resmetirom for the treatment of NASH with Liver Fibrosis. Results of the Phase 3 trial showed potential for the drug candidate’s impact on treatment of NASH and associated symptoms such as ballooning, steatosis and inflammation.

Published research also supports the role of the GPR84 receptor in the potential treatment of IBD. Such research proposes that GPR84 is highly upregulated in inflamed colon tissues of active Ulcerative Colitis or UC, patients and DSS-induced colitis mice, and infiltrating GPR84+ macrophages are significantly increased in the colonic mucosa of both the UC patients and the mice with colitis. GPR84 activation imposes pro-inflammatory properties in colonic macrophages by enhancing NLRP3 inflammasome activation. Genetic deletion or chemical blockade of GPR84 attenuates DSS-induced colitis in mice by reducing the M1 polarization and function of pro-inflammatory macrophages.

UC is typically first point of entry in IBD with Crohn’s Disease, or CD, as a potential follow-on indication. In the USA alone, the prevalence of UC is 730,000 and CD is 709,000 with the market expected to reach $37 billion by 2029.

An antagonist of the GPR84 receptor has also been studied in a clinical setting as a potential therapy for IPF. In a phase IIa clinical trial for IPF, patients receiving the GPR84 antagonist GLPG1205 (100 mg, orally once daily) for 26 weeks on top of standard of care had a smaller forced vital capacity (FVC) decline compared with placebo (GLPG1205: −31.29 mL; placebo: −79.47 mL). The change in pulmonary lobar volume, as measured by FRI, correlates with the FVC decline observed. However, it is important to note that this study was not powered to show statistical significance.

IPF is considered a rare, sporadic disease. According to the National Institutes of Health (NIH), about 100,000 people in the United States have IPF. Approximately 30,000 to 40,000 new cases are diagnosed each year. Worldwide, IPF affects 13 to 20 out of every 100,000 people.

Subject to continued satisfactory results in ongoing clinical trial application (CTA)-enabling work, we expect to seek approval to commence a first-in-human Phase 1 clinical trial of LMNL6511, in healthy volunteers, in the second half of 2023. We also expect that on-going in-vivo experiments in animal models of IPF, IBD and metabolic diseases will allow us to select a lead clinical indication in the coming months.

Our Selective Oxo-eicosanoid receptor 1 (OXER1) Antagonist Program

Our second preclinical program is for the development of a selective OXER1 antagonist aimed at treating eosinophilic driven diseases, or EDDs. Our OXER1 antagonist discovery program is currently at the preclinical stage. We are targeting selecting a lead candidate for further development in the first half of 2023.

OXER1 is a GPCR that is highly selective for 5-oxo-eicosatetraenioc acid (5-oxo-ETE), a potent human eosinophil chemo-attractant known to be involved in EDDs. EDDs are inflammatory illnesses, generally in skin, respiratory and GI disease in which elevated levels of activated eosinophils are a direct cause or thought to play a pivotal role. Interaction of 5-oxo-ETE with OXER1 is an important mediator of migration of eosinophils. Selective OXER1 antagonists may function as therapeutic or prophylactic agents for the above-mentioned disease. OXER-1 may represent a promising target in a novel pathway for the treatment of eosinophilic driven diseases.

Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils are involved in acute and chronic inflammation and play an important role in a large number of allergic, inflammatory and proliferative diseases, such as skin, respiratory diseases and gastro-intestinal diseases, such as asthma, allergic rhinitis, chronic obstructive pulmonary disorder, atopic dermatitis, psoriasis and acne.

Eosinophils are major effector cells in the immune system. They are part of the innate immune system; traditionally recognized as the first line of defense against parasitic infections. Eosinophils themselves are key in mounting an appropriate immune response against pathogens. When activated, they release a cocktail of toxic proteins (to damage the parasite), along with cytokines to attract other immune cells. However, when eosinophils are chronically activated, these toxic proteins can also damage normal tissue and promote inflammation. Eosinophils are also recruited from the blood into the tissues at the sites of inflammation. They also play a role in tissue repair and resolution of inflammation.

5-oxo-ETE binds to OXER1 and activates intracellular signaling pathways: Gαi response leading to inhibition of cyclic AMP (cAMP) formation (in green); βγ response leading to phospholipase C (PLC)/calcium mobilization/protein kinase C (PKC), phosphatidylinositol 3-kinase (PI3K)/Akt, and p38 signaling (in red); and β-arrestin response leading to MAP kinase signaling and cytosolic phospholipase A2 (cPLA2) activation (in blue). The βγ and β-arrestin signaling pathways lead to the indicated cellular responses in granulocytes, which could be blocked by an OXER1 antagonist.

5-oxo-ETE
O
O
OH
CH3
Antagonist
OXER1
β-Arr
α
β
γ
ATP
cAMP
PKA
PLCβ
P13K
p38
MEK
ERK
IP3
DAG
Ca++
PKC
Akt
cPLA2
• Actin polymerization
• L-selectin shedding
• Surface expression of CD11b & CD69
• Degranulation (GM-CSF)
• Oxidative burst (GM-CSF)
• MMP-9 release
• AA release
• Migration
• Tissue infiltration

EDDs are inflammatory illnesses, generally in skin, respiratory, gastrointestinal, or GI conditions, in which elevated levels of activated eosinophils are a direct cause or thought to play a critical role. Eosinophils are involved in acute and chronic inflammation and play an important role in a large number of allergic, inflammatory and proliferative diseases.

EDD such as Eosinophilic Asthma and Atopic Dermatitis, or AD, represent a significant area of unmet need in global health. Asthma is a heterogeneous disease; there are multiple clinical sub-types. The two primary asthma phenotypes, Type 2 high and Type 2 low, are defined by eosinophilic and neutrophilic pattern of inflammation respectively. The Type 2 high subtype is associated with the cytokines IL-5 and IL-13. Most drugs have focused on Type 2 high asthma, including four of the biologics approved for treatment of uncontrolled asthma target IL-5, IL-5R or IL-4/IL-13. Globally, Asthma affected an estimated 262 million people in 2019 and caused 455 000 deaths. The global Eosinophilic and severe asthma markets are expected to reach $127 million by 2029 with approved drugs already producing sales of $1.3 billion (Fasendra® 2021 sales) and $1.6 billion (Nucala 2021 sales).

The immune response observed during the course of AD is characterized by a biphasic inflammation. A Th2-biased immune response (IL-4, IL-13, TSLP and eosinophils) is predominant in the initial and acute phase of AD, while in chronic AD skin lesions, a Th1/Th0 dominance has been described (IFN-γ, IL-12, IL-5 and GM-CSF). The prevalence of AD is estimated to be 15-20% in children and 1-3% in adults, and the incidence has in-creased by 2 to 3-fold during the past decades in industrialized countries. It is expected that the growing global Atopic Dermatitis market may reach 7.6 billion by 2029 with approved drugs already producing sales of $6.4 billion (Dupixent®) and an additional $1.1 billion by 2027 (CIBINQOTM).

Several biologics have been approved for the treatment of eosinophil-related diseases. Several of the approved monoclonal antibody treatments for severe eosinophilic asthma are currently in clinical trials aimed at expanding their indications to a broader range of eosinophilic disorders. Compared to approved biologics, small molecule OXE receptor antagonists may offer a promising and potentially more cost-effective option for treatment of eosinophilic-driven disorders.

Our OXER1 antagonist program is currently at the pre-clinical stage. Pending the outcome of our preclinical research, we plan to nominate a lead candidate for our OXER1 antagonist program for further development of our OXER1 antagonist program in Eosinophilic driven diseases in the first half of 2023.

Our GPR40 Agonist Program

Our third preclinical program is a drug discovery program for the development of a liver safe GPR40 agonist, compared to other compounds in development, as a possible treatment for T2D.

GPR40, a G protein-coupled receptor for free fatty acids, also known as FFA1 or FFAR1, is a seven transmembrane GPCR highly expressed in pancreatic β-cells, intestinal L, K, and I cells and in neurons and responds to medium and long chain unsaturated fatty acids, resulting in increased insulin secretion only in the presence of elevated glucose levels. The receptor's glucose dependency makes it an attractive target for developing potentially safe and effective therapies for type 2 diabetes. While the mechanism of action is not fully understood, previous published research suggests that GPR40 is mainly coupled with the G protein α-subunit of the Gq family (Gαq), which triggers an increase in phospholipase C (PLC) activity, leading to intracellular calcium mobilization and protein kinase C (PKC) activation. GPR40 is also expressed in enteroendocrine cells of the gastrointestinal tract, with activation resulting in the secretion of incretins such as GLP-1 and GIP, which can indirectly regulate insulin secretion.

Several companies have focused on developing small molecule GPR40 agonists. Based on published preclinical and clinical studies, activating GPR40 can enhance glycemic control by promoting insulin secretion that is dependent on glucose levels. The initial evidence for the potential of GPR40 as a target for treating type 2 diabetes came from phase II results of TAK-875, which demonstrated significant reductions in HbA1c and fasting blood glucose levels without causing hypoglycemia in patients with T2D. However, in phase 3 trials, TAK-875 (Takeda), which was the most clinically advanced GPR40 agonist, exhibited a low frequency of drug-induced liver injury (DILI). Takeda subsequently discontinued development of TAK-875 due to liver safety concerns. Since the GPR40 receptor is not expressed in the liver, toxicity is not considered a hallmark of GPR40 agonism but rather an intrinsic property if an individual agonist, stimulating the search for new agonists that minimize the risk of liver toxicity. The most advanced clinical candidate of the second-generation GPR40 agonists is CPL280 from Celon Pharma, a compound that minimizes the formation of a reactive Acyl glucuronide metabolite in vivo, a potential cause of liver toxicity. We believe that identification of a GPR40 agonist that does not exhibit liver toxicity is achievable and discovery medicinal chemistry is ongoing.

GPR40 membrane receptor model includes three characterized binding sites and multiple signaling pathways:

Allosteric 1 site
Orthosteric site
Allosteric 2 site
H2N
Extracellular
GPR40 Receptor
Cytosolic
β-arrestin
Ga
g
b
GDP
COOH
G-Protein Independent
G-Protein Dependent

Diabetes is a chronic, metabolic disease characterized by elevated levels of blood glucose (or blood sugar), which leads over time to serious damage to the heart, blood vessels, eyes, kidneys and nerves. The most common is T2D, usually in adults, which occurs when the body becomes resistant to insulin or doesn't make enough insulin. In the past 3 decades, the prevalence of T2D has risen dramatically in countries of all income levels. For people living with diabetes, access to affordable treatment, including insulin, is critical to their survival. There is a globally agreed target to halt the rise in diabetes and obesity by 2025.

Obesity and diabetes are global epidemics with more than 1.9 billion people being obese or overweight and 463 million adults having diabetes. Obesity is the most common cause of several metabolic defects and is associated with complications such as T2D and cardiovascular disease. Both the number of cases and the prevalence of diabetes have been steadily increasing over the past few decades.

Our GPR40 agonist development program is currently at the discovery stage.

Manufacturing

We rely and expect to continue to rely for the foreseeable future, on third-party contract development manufacturing organizations, or CDMOs, to synthesize, optimize and produce our small molecule product candidates for preclinical and clinical testing. We require that our CDMOs produce our drug substances and finished drug products for clinical trials in accordance with current Good Manufacturing Practices, or cGMPs, and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We do not currently have arrangements in place for redundant supply. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for preclinical studies, clinical trials and, if approved, the manufacture, sale and distribution of commercial products.

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

We compete in the segments of the biotechnology, pharmaceutical and other related industries that develop and market drugs and therapies for the treatment of inflammation, metabolic and respiratory disorders.

There are many other companies, including large biotechnology companies, that are developing therapies for the same therapeutic areas that our product candidates target.

The first GPR84 antagonist to enter clinical trials was GLPG1205 from Galapagos. In published work, GLPG1205 demonstrated activity in pre-clinical models of IPF, UC and NASH/NAFLD and subsequently entered a phase 2 clinical trial in patients with IPF. Galapagos discontinued development of drugs that target fibrotic diseases, including GLPG1205, in 2021. The current development status of GLPG1205 is unknown.

Several biologics have been approved for the treatment of eosinophil-related diseases. There are currently no small molecule OXE receptor antagonists in clinical trials or approved for treatment of eosinophilic-driven disorders.

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

Intellectual Property

We own and control the intellectual property utilized in most of our technologies, products and potential product candidates, giving us the option to develop and eventually commercialize these products in various geographies, to develop new formulations, and to select CDMOs and clinical research organizations, or CROs, of our choice. Our intellectual property rights include our trademarks, patents and patent applications, regulatory dossiers, manufacturing, and process know-how. Our intellectual property portfolio has been built in large part from in-house technology and product research and development over the past 20 years as well as strategic relationships.

Our approach regarding our intellectual property portfolio is to file and/or license patents and patent applications as appropriate and to seek to obtain patent protection in at least the major pharmaceutical markets, including the United States, Canada, major European countries and Japan. We also rely on trade secrets, proprietary unpatented information, trademarks, and contractual arrangements to protect our technology and enhance our competitive position. We currently have a patent estate comprised of owned and in-licensed patents and patent applications. Our patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods for treating diseases, disorders, or conditions.

GPR84 Antagonist Program

For our GPR84 antagonist program, we wholly own five patent families comprised of pending patent applications directed to compositions of matter and methods of their medical use. Two of the patent families each comprise three pending patent applications which relate to compounds and methods useful for antagonizing G-protein coupled receptor, for use in the treatment of various disorders, whereby patents, if granted based on these pending patent applications, would be expected to expire no sooner than 2042, excluding any patent term adjustments or other forms of extensions. The remaining three patent families each comprise one pending provisional patent application which relate to compounds and methods useful for antagonizing G-protein coupled receptor, for use in the treatment of various disorders, whereby patents, if granted based on non-provisional patent applications filed in the future based on these pending provisional patent applications, would be expected to expire no sooner than 2043, excluding any patent term adjustments or other forms of extensions.

OXER1 Antagonist Program

With respect to our OXER1 antagonist program, we have in-licensed inventions that relate to novel pharmaceutically useful compounds which are antagonists of a G-protein coupled eicosanoid receptor, to methods for their preparation and to pharmaceutical compositions and therapeutic methods for treating eicosanoid-mediated disorders, such as inflammatory and allergic conditions.

Furthermore, we wholly own a patent family which relates to compounds and methods which are useful for antagonizing G-protein coupled receptor OXER1, useful in treating various disorders. If granted, patents based on pending applications in this family would be expected to expire no sooner than 2042, excluding any patent term adjustments or other possible extensions.

Our Trademark Portfolio

LIMINAL BIOSCIENCES is our trademark currently registered in Australia, Brazil, Switzerland, China, European Union, Israel, Japan, Mexico, Norway, New Zealand, Turkey, United Kingdom as well as in the United States and pending registration in Canada. This mark is our name and is used in association with several goods and services, namely pharmaceutical research and development, and pharmaceutical preparations and compositions being developed for the treatment of multiple indications.

We also have unregistered trademark rights in certain countries in which we operate, where trademark rights arise from use, rather than registration.

Other Intellectual Property Portfolio

Our portfolio of intellectual property also contains registrations and domain names associated with our trademarks and pending trademark application.

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

Government Regulation

In the United States, pharmaceutical products are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA. The FDCA and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

We cannot market a drug product in the United States until the product candidate has received FDA approval. The steps required before a new drug may be marketed in the United States generally include the following:

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
•
submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal clinical trials;
•
satisfactory completion of an FDA inspection of sites involved in our clinical trials;
•
satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient, or API, and finished product are produced and tested to assess compliance with cGMPs; and
•
FDA review and approval of the NDA prior to any commercial marketing or sale of the product in the United States.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the investigational product has been associated with unexpected serious harm to patients.

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

After the completion of clinical trials, FDA approval of a NDA must be obtained before commercial marketing of the product. The NDA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act, or PREA, a NDA or supplement must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the NDA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each NDA must be accompanied by a significant user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application submitted by a small business. Additionally, no user fees are assessed on NDAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews the application submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review to determine, among other things, whether the proposed product is safe and effective, for its intended use, and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor must submit a proposed REMS; the FDA will not approve the application without a REMS, if required.

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. As a condition for approval, the FDA may also require additional nonclinical testing as a Phase 4 commitment.

One of the performance goals agreed to by the FDA under the PDUFA is to review standard NDAs in ten months from filing and priority NDAs in six months from filing, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Maintaining substantial compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biopharmaceutical products continues after approval, particularly with respect to cGMP. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Following approval, the manufacturing facilities are subject to biennial inspections and such inspections may result in an issuance of FDA Form 483 deficiency observations or a warning letter, which can lead to plant shutdown and other more serious penalties and fines. Prior to the institution of any manufacturing changes, a determination needs to be made whether FDA approval is required in advance. If not done in accordance with FDA expectations, the FDA may restrict supply and may take further action. Annual product reports are required to be submitted.

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

Since its enactment, there have been executive, judicial, Congressional, and executive branch challenges to certain aspects of the ACA. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In addition, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was enacted, which, among other things, removed penalties for not complying with ACA’s individual mandate to carry health insurance. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Since the enactment of the Tax Act, there have been additional amendments to certain provisions of the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs.

In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Structured Alpha LP ("SALP")
Liminal BioSciences Inc. ("Liminal") Canada 64.0%
Liminal R&D BioSciences Inc.* ("LBRD") Canada 100%
Fairhaven Pharmaceuticals Inc. ("Fairhaven") Canada 100%
Telesta Therapeutics Inc.* ("TST") Canada 100%
Pathogen Removal and Diagnostic Technologies Inc.* ("PRDT") Delaware, USA 100%
NantPro Biosciences, LLC ("NantPro") Delaware, USA 73%
Liminal BioSciences Holdings Limited ("LBHL") UK 100%
Liminal BioSciences Limited* ("LBL") UK 100%

* Subsidiary that meet the definition of significant subsidiaries for the financial year ended December 31, 2022.

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

Item 5. Operating and Financial Review and Prospects.

Overview

Program Overview

We are a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. We are designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology.

Our pipeline is currently made up of three development programs. The candidate we selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. We are also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage. In addition to these priority development programs, we continue to explore other development opportunities to add to our pipeline.

The candidate we selected for clinical development, LMNL6511, is an oral, selective antagonist of the orphan GPCR, GPR84, designed to treat metabolic diseases, inflammation and/or fibrosis in several different therapeutic categories. We believe that the GPR84 receptor may be an important biological target in several therapeutic areas by blocking a proinflammatory modulator on immune cells, including macrophages, once inflammation is established.

The GPR84 receptor itself, is primarily expressed in immune cells in addition to multiple organ systems such as the liver, lung, and gastrointestinal, or GI, tract. Its expression is upregulated in response to inflammatory stimuli. It therefore provides an attractive therapeutic target in several chronic metabolic, inflammatory and fibrosis driven disease processes. We anticipate seeking approval to commence a first-in-human Phase 1 clinical trial of LMNL6511 during the second half of 2023, once we successfully complete CTA enabling activities.

We are also developing a selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in inflammation-driven diseases, including skin, respiratory diseases and gastro-intestinal diseases such as asthma, allergic rhinitis, chronic obstructive pulmonary disorder, atopic dermatitis, psoriasis and acne. Our OXER1 antagonist discovery program is currently at the preclinical stage. We are working towards selecting a lead candidate for further development in Eosinophilic driven diseases in the first half of 2023 and are aiming to commence a first-in-human clinical trial in 2024.

We are also developing a GPR40 agonist as a potential therapeutic treatment for type 2 diabetes. Free fatty acid receptor 1, FFAR 1 (also known as G protein coupled receptor 40, or GPR40) is a validated clinical target for the treatment of diabetes, demonstrated by the phase 2/3 trials of the GPR40 agonist, TAK875. However, the development of this compound was terminated due to a low frequency of drug induced liver injury (DILI). We believe that small molecule agonists of GPR40 can be designed to minimize the risk of DILI. Our GPR40 agonist program is currently in the discovery phase.

Recent developments

•
In September 2022, upon approval from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq"), we transferred the listing of our common shares from The Nasdaq Global Market to The Nasdaq Capital Market, as allowed under Listing Rule 5810(c)(3)(A). Our common shares began trading on The Nasdaq Capital Market effective at the start of trading on September 6, 2022. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until February 27, 2023, to regain compliance with the minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq of at least $1.00 per share for a minimum of 10 consecutive trading days.
•
In February 2023, we completed a consolidation of all the issued and outstanding common shares of the Company on the basis of a consolidation ratio of ten pre-consolidation shares for one post-consolidation share to regain compliance with the minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq Capital Market of at least $1.00 per share for a minimum of 10 consecutive trading days. In February 2023, we received written notice from Nasdaq that we regained compliance with the Nasdaq Listing Rule 5450(a)(1) in regard to the minimum bid price requirement for continued listing on the Nasdaq Capital Market.

•
In October 2022, the non-binding Letter of Intent, or LOI, for the sale of our dormant manufacturing facility located in Belleville, Ontario, or Belleville facility, entered into with a third party in January 2022 was terminated as a result of certain requirements not having been satisfied. Subsequent to the year ended December 31, 2022, the Belleville facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale and will be classified accordingly as of March 31, 2023.

•
In November 2022, we made changes to our executive leadership team. Nicole Rusaw, who served as interim Chief Financial Officer since March 2, 2022, was appointed as Chief Financial Officer. Dr. Gary Bridger, a member of our Board of Directors and Strategic Advisor to the Company, was named Interim Chief Scientific Officer.
•
In December 2022, we sold our previously owned facility located in Pointe-Claire, Quebec, or Labrosse facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, which met the criteria to be classified as held for sale during the quarter ended March 31, 2022 at a carrying amount of $0.8 million. We received $3.2 million in net proceeds from this sale.

Financial Performance

Under item 5, amounts in tables are expressed in thousands of CAD, except per share amounts which are in full Canadian dollars.

On February 1, 2023, we performed a 10 to 1 share consolidation of our issued equity instruments including common shares, warrants and options. The quantities and per unit prices presented in the 20-F have been retroactively adjusted to give effect to this share consolidation.

We entered into two share purchase agreements, or SPAs, with Kedrion S.p.A., or Kedrion, during the quarter ended June 30, 2021: the first for the sale of Prometic Plasma Resources Inc. (PPR) and Prometic Plasma Resources USA Inc. (PPR USA), operating the plasma collection centers, which dispositions were completed on May 21, 2021, and the second for the sale of our former Ryplazim® business operated through its subsidiaries Prometic Bioproduction Inc. (PBP), which was disposed on July 9, 2021, and our former plasma-derived therapeutics manufacturing facility, Prometic Biotherapeutics Inc. (PBT), the holder of the biologicals license application or BLA and intellectual property rights for Ryplazim® which was disposed on October 15, 2021.. Additionally, our former subsidiary PBT entered into an agreement with another party for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021, in conjunction with FDA approval of its BLA. This sale closed on September 28, 2021. These disposals cover the majority of Liminal’s plasma-derived therapeutics segment.

We have ceased to consolidate these entities in our consolidated financial statements as of the date of the disposal. Our interest in PPR, PPR USA, PBP and PBT has been presented separately as “Discontinued Operations” in the comparative results in accordance with the guidance under IFRS 5, Non-Current Asset Held for Sale and Discontinued Operations.

Financial operations overview

Revenues

Revenues include royalty revenues and rental revenues.

Research and development expenses

Research and development, or R&D, expenses comprise the costs to have a contract development and manufacturing organization manufacture the product candidate used in pre-clinical studies and clinical trials. It also includes the cost of external consultants supporting the clinical trials and pre-clinical studies, employee compensation and other operating expenses involved in research and development activities. Government grant credits for eligible R&D salaries and rent in Canada reduce the R&D expenses.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under administrative expenses mainly include legal fees, accounting fees, audit fees and fees for taxation advisors. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to administration. Government grant credits for eligible administrative salaries and rent in Canada are also included in administration expenses.

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

Impairment losses

Impairment losses include impairments recorded on long-lived assets, including but not limited to capital assets, right-of-use assets and intangible assets.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdictions in which we operate. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Discontinued operations comprise the revenues and expenses of operations and the gains/losses on disposition and transaction expenses related thereto, for the following activities and assets:

•
two subsidiaries, Prometic Bioseparations Ltd. and Prometic Manufacturing Inc., that were previously included in our bioseparation segment, were sold on November 25, 2019 and were reflected in discontinued operations in 2020;
•
four subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT) which were formerly part of the plasma-derived therapeutics segment were sold together with the Priority Review Voucher (PRV) in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, for which operations have ceased and the entity has been dissolved. These impact discontinued operations in all periods presented in this MD&A;
•
variations in the portions of a Contract Manufacturing Organization, or CDMO agreement, which was terminated in August 2022, were accounted for as a provision and a lease liability in regard to our former plasma-derived therapeutics segment, due to changes in payment estimates or discount rates; and
•
the operating costs of our previously owned Labrosse facility, formerly part of the plasma-derived therapeutics segment are included in discontinued operations for all periods presented in this Item 5 of this Annual Report. The Labrosse facility was classified as held for sale at March 31, 2022 and was sold in December 2022.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production costs, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the consolidated financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain on sale of discontinued operations.

A.
Operating Results

Comparison of years ended December 31, 2022, 2021 and 2020

The consolidated statements of operations for the year ended December 31, 2022 compared to the corresponding periods in 2021 and 2020 are presented in the following tables:

	Year ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Revenues	401	643	724	(242)	(81)

Expenses
Research and development expenses	15,298	18,347	14,234	(3,049)	4,113
Administration expenses	17,866	31,928	32,619	(14,062)	(691)
Gain on foreign exchange	(2,964)	(1,397)	(35)	(1,567)	(1,362)
Finance costs	1,078	6,330	2,899	(5,252)	3,431
Loss (gain) on extinguishments of liabilities	212	(75)	—	287	(75)
Change in fair value of financial instruments measured at fair value through profit or loss	(1,648)	(9,886)	(850)	8,238	(9,036)
Impairment losses	—	341	1,087	(341)	(746)
Net loss from continuing operations before income taxes	$(29,441)	$(44,945)	$(49,230)	$15,504	$4,285

Current income tax	(811)	—	(144)	(811)	144
Deferred income tax	286	118	(65)	168	183
Income tax expense (recovery) on continuing operations	(525)	118	(209)	(643)	327
Net loss from continuing operations	$(28,916)	$(45,063)	$(49,021)	$16,147	$3,958

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes of $nil	(600)	140,403	3,380	(141,003)	137,023
Income (loss) from discontinued operations, net of income taxes	30,138	(83,127)	(73,116)	113,265	(10,011)
Total income (loss) from discontinued operations	$29,538	$57,276	$(69,736)	$(27,738)	$127,012
Net income	$622	$12,213	$(118,757)	$(11,591)	$130,970

Net income (loss) attributable to:
Non-controlling interests in continuing operations	122	(669)	(832)	791	163
Owners of the parent
- Continuing operations	(29,038)	(44,394)	(48,189)	15,356	3,795
- Discontinued operations	29,538	57,276	(69,736)	(27,738)	127,012
	500	12,882	(117,925)	(12,382)	130,807
Net income	$622	$12,213	$(118,757)	$(11,591)	$130,970

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(9.36)	$(14.72)	$(19.72)	$5.36	$5.00
From discontinued operations	9.52	18.99	$(28.53)	$(9.47)	47.52
Total income per share	$0.16	$4.27	$(48.25)	$(4.11)	$52.52
Weighted average number of outstanding shares (in thousands)	3,104	3,016	2,444	88	572

Continuing Operations analysis

Revenues

The following table provides the breakdown of total revenues from continuing operations by source of revenue for the year ended December 31, 2022 compared to the corresponding periods in 2021 and 2020:

	Year ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Royalty revenues	$401	$565	$572	$(164)	$(7)
Rental revenue	—	78	152	(78)	(74)
	$401	$643	$724	$(242)	$(81)
Revenues include nominal amounts of royalty and rental revenues. Royalty revenues are dependent on sales made by a third party. There were no rental revenues during the year ended December 31, 2022.

Research and development expenses

The decrease of $3.1 million in R&D expenses during the year ended December 31, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $2.0 million in clinical trial costs relating to fezagepras, which included a Phase 1 MAD clinical trial of fezagepras which was completed during the quarter ended March 31, 2022, and the Phase 1a SAD clinical trial of fezagepras designed as a head-to-head comparison with sodium phenylbutyrate which started in May 2022 and was terminated in July 2022. The intangible assets depreciation expense and consulting fees were also lower by $2.3 million and $0.6 million over the same period, respectively.

These decreases were partially offset by the recognition of an upfront payment of $0.4 million in regard to a royalty stream agreement, the absence of government grants from the Canada Emergency Wage Subsidy, or CEWS, and the Canada Emergency Rent Subsidy, or CERS, programs in 2022, compared to the recognition of $0.6 million in grant credits during the year ended December 31, 2021, and an increase in third party preclinical studies expense of $0.9 million during the year ended December 31, 2022 compared to the corresponding period in 2021, reflecting the increase in resources allocated to our GPR84 and OXER1 antagonist programs.

R&D expenses increased by $4.1 million during the year ended December 31, 2021 compared to the corresponding period in 2020. The increase was mainly due to an increase in third party clinical trial expenses of $2.4 million, mostly related to the MAD Phase 1 clinical trial of fezagepras, an increase in third-party preclinical studies expenses of $0.8 million, as well as increases in consulting fees of $0.6 million and intangible amortization expense of $1.1 million. Additionally, we recorded a reduction in grant credits of $0.6 million. These increases in R&D expenses were partially offset by a decrease in share-based compensation expense of $1.5 million explained below under Share-based payments expense.

Administration expenses

The decrease of $14.1 million in administration expenses during the year ended December 31, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $9.2 million in insurance expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021. The decrease is also due to reductions in share-based payments expense and salaries and other benefits of $2.7 million and $1.7 million, respectively.

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

Share-based payments expense

Share-based payments expense represents the compensation expense recorded as a result of stock options and RSU issued to employees and board members. The table below shows the share-based payments expense recorded in the continuing and discontinuing operations results. This expense has been recorded as follows in the consolidated statements of operations:

	Year ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Research and development expenses	$821	$936	$2,430	$(115)	$(1,494)
Administration expenses	1,043	3,760	3,248	(2,717)	512
Loss from discontinued operations	—	(444)	556	444	(1,000)
	$1,864	$4,252	$6,234	$(2,388)	$(1,982)

The decrease in share-based payments expense of $2.4 million during the year ended December 31, 2022 compared to the corresponding period in 2021, is mainly due to a reduction in stock option expense as a result of the reduction in senior executives in the stock option plan from 2021 to 2022 and because the fair value of stock option grants has decreased in the recent years given our lower share price.

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

Finance costs

Finance costs decreased by $5.3 million for the year ended December 31, 2022 compared to the corresponding period in 2021, mainly attributable to a decrease in interest expense on long-term debt of $3.6 million because our loans with SALP pursuant to the consolidated loan agreement dated April 23, 2019, as subsequently amended, or SALP loans were only outstanding until February 15, 2022 compared to the prior period where they were outstanding for the entire period and because we also incurred interest on our convertible debt in 2021, until its conversion in August 2021. Also, interest income earned was higher by $0.6 million during the year ended December 31, 2022 compared to the corresponding period in 2021 due to higher average cash balances.

Our finance costs increased by $3.4 million during the year ended December 31, 2021 compared to the corresponding period in 2020 reflecting the increase in our level of indebtedness following (i) the issuance of the secured convertible debentures, or SCD, in July 2020, which remained outstanding until the SCD was converted into our common shares in October 2021, and (ii) the second term loan in September 2020, as we drew down our full line of credit with SALP.

Loss on extinguishment of liabilities

In February 2022, we repaid our outstanding long-term debt of $39.1 million and derecognized the royalty obligation of $0.1 million, both with SALP. On the repayment of the loans, we recognized a loss of $0.3 million which was partially offset by the gain of $0.1 million resulting from the derecognition of the royalty obligation.

Change in fair value of financial instruments measured at fair value through profit or loss

We recorded gains on the variation in fair value of the warrant liability that is measured at FVPL during the years ended December 31, 2022, 2021 and 2020. The main driver for these gains are the decrease in the value of the underlying shares over those periods.

Net loss from continuing operations

The net loss from continuing operations decreased by $16.4 million during the year ended December 31, 2022 compared to the corresponding period in 2021. This was mainly driven by the reductions in administration expenses of $14.1 million, reflecting the reduction in insurance expense, a decrease in finance costs of $5.3 million due to the termination of all long-term debt and an increase in foreign exchange gains of $1.6 million. These decreases were partially offset by a lower gain resulting in change in fair value of financial instruments measured at fair value through profit and loss of $8.2 million.

The net loss from continuing operations, net of taxes, decreased by $4.0 million during the year ended December 31, 2021 compared to the corresponding period of 2020 mainly due to a favorable change in fair value of financial instruments measured at fair value through profit and loss of $9.0 million and a favorable foreign exchange variance of $1.4 million. These decreases were partially offset by an increase in R&D and finance costs of $4.1 million and $3.4 million, respectively, as explained above.

Discontinued Operations analysis

The net income (loss) from discontinued operations is made up of the gain we recognized on the sale of our plasma-derived therapeutics and bioseparation businesses.

Loss on sale of discontinued operations

The table below provides the details of the computation of the gain (loss) on sale of our former subsidiaries for the years ended December 31, 2022, 2021 and 2020.

Year ended December 31	2022	2021	2020
Sale of bioseparation business
Proceeds received	$—	$—	$3,380
Less:
Carrying amount of net assets sold	—	—	—
Transaction costs	—	—	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	—	—
Gain on sale of bioseparation business	—	—	3,380

Sale of plasma collection centers
Proceeds received	—	13,570	—
Less:
Carrying amount of net assets sold	—	10,849	—
Transaction costs	—	204	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	(44)	—
Gain on sale of plasma collection centers	—	2,561	—

Sale of Ryplazim® business
Proceeds received	—	159,787	—
Less:
Carrying amount of net assets sold	—	19,541	—
Indemnification adjustments	600	116	—
Transaction costs	—	2,288	—
Gain (loss) on sale of Ryplazim business	(600)	137,842	—
Gain (loss) on sale of subsidiaries, net of income taxes $nil	$(600)	$140,403	$3,380

During the year ended December 31, 2022, an indemnification adjustment expense of $0.6 million was recorded as we received notice that a research and development tax credit claim for a former subsidiary would be disallowed. We are in the process of disputing the issue with the tax authority. Comparatively, during the year ended December 31, 2021, we had a gain of $140.4 million as multiple steps included in the various agreements leading towards the sale of our plasma-derived therapeutics segment had been executed by December 31, 2021, namely the sale of the plasma collection activities, the sale of PBP and the sale of the PRV, the last of which was sold for $131.0 million (net of selling cost of $1.9 million).

Following the sale of our interests in PBL and PMI in November 2019, we generated a gain of $26.3 million in the year ended December 31, 2019, the year of the sale, and a gain of $3.4 million in the year ended December 31, 2020 as an additional amount of proceeds was received upon resolution of a taxation matter.

Results from discontinued operations

The following table summarizes the results of the activities that are presented as discontinued operations in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Revenues	$15	$949	$2,593	$(934)	$(1,644)
Expenses
Cost of sales and other production expenses	—	1,465	1,868	(1,465)	(403)
Research and development expenses	(11,825)	76,733	42,757	(88,558)	33,976
Administration expenses	83	2,360	5,933	(2,277)	(3,573)
Impairment losses	—	1,411	19,772	(1,411)	(18,361)
Gain on foreign exchange	(17)	(136)	(633)	119	497
Finance costs	(16,019)	2,242	6,083	(18,261)	(3,841)
Gain on disposal of capital assets	(2,345)	—	—	(2,345)	—
Gain on extinguishment of liabilities	—	—	(79)	—	79
Income (loss) from discontinued operations, net of income taxes	$30,138	$(83,126)	$(73,108)	$113,264	$(10,018)
Current income taxes	—	1	8	(1)	(7)
Net loss from discontinued operations	$30,138	$(83,127)	$(73,116)	$113,265	$(10,011)

Revenues and cost of sales and other production expenses

Revenues from discontinued operations included revenues from the sale of plasma up until May 21, 2021, the date of the sale of the plasma collection centers and for the entire year for 2020. During the year ended December 31, 2022, revenues from discontinued operations included solely rental revenues from our previously owned Labrosse facility.

Research and development expenses

R&D expenses decreased by $88.6 million during the year ended December 31, 2022 compared to the corresponding period in 2021. This decrease was mainly due to a first payment made from PBT to PBP on September 29, 2021, PBP then owned by Kedrion S.p.A., for $39.5 million, representing 30% of the net proceeds it received from the sale of the PRV, as compensation for past research and development services, and a second payment of $6.4 million made in prepayment for future R&D services on the same date was recognized as R&D expense since this amount would not be recoverable upon the sale of PBT. The decrease in R&D expenses was also due to the termination of the CDMO agreement in August 2022. The termination agreement resulted in a reversal in the CDMO onerous provision of $10.7 million, included in research and development expenses from discontinued operations.

R&D expenses increased by $34.0 million during the year ended December 31, 2021 compared to the corresponding period in 2020. The increase was mainly due to the payment PBT made to PBP mentioned above and a provision for an onerous contract of $22.1 million that was recognized relating to the CDMO, which is no longer required as a result of the plasma-derived therapeutic segment divestment. This increase was partially offset by a gain of $2.5 million recognized on the reduction of our lease liability. The reduction in lease liability has arisen from the term of the lease having been reduced since we gave a notice of early termination of a master agreement entered with the CDMO, reducing the term of the contract by 3.8 years. In addition, the R&D expenses for the year ended December 31, 2021 included less than one year of operations of PBP and PBT, since they were sold on July 9 and October 15, 2021, respectively. In the year ended December 31, 2020, we had R&D operations in PBP, PBT and also some R&D costs in the plasma collection centers for the entire year.

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

Finance costs

Finance costs decreased by $18.3 million during the year ended December 31, 2022 compared to the corresponding period of 2021. This decrease was mainly driven by the termination of the CDMO agreement in August 2022, resulting in the extinguishment of the entire CDMO lease liability and the recognition of a gain on modification of a liability, included in financing costs from discontinued operations of $16.0 million.

Impairments

During the year ended December 31, 2020, we recorded an impairment of $18.6 million on right of use assets, $0.7 million on capital assets and $0.5 million on intangible assets related to the Ryplazim® cash generating unit, which was part of the plasma-derived therapeutic segment, representing an aggregate impairment of $19.8 million.

Gain on disposal of capital assets

During the year ended December 31, 2022, we recorded a gain of $2.4 million on disposal of capital assets, following the sale of our previously owned Labrosse facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, which met the criteria to be classified as held for sale during the quarter ended March 31, 2022 at a carrying amount of $0.8 million. As a result, we received $3.2 million in net proceeds from this sale.

Comparison of quarters ended December 31, 2022, 2021 and 2020

The consolidated statements of operations for the quarter ended December 31, 2022 compared to the same periods in 2021 and 2020 are presented in the following tables:

	Quarter ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Revenues	$241	$238	284	$3	$(46)

Expenses
Research and development expenses	3,462	4,539	2,953	(1,077)	1,586
Administration expenses	3,939	5,820	7,505	(1,881)	(1,685)
Loss on foreign exchange	255	226	654	29	(428)
Finance costs	(192)	1,621	1,621	(1,813)	—
Gain on extinguishment of liabilities	—	(86)	—	86	(86)
Change in fair value of financial instruments measured at fair value through profit or loss	(150)	(3,250)	(850)	3,100	(2,400)
Impairment losses	—	—	1,087	—	(1,087)
Net loss from continuing operations before income taxes	$(7,073)	$(8,632)	$(12,686)	$1,559	$4,054

Current income tax	(811)	—	—	(811)	—
Deferred income tax	286	118	(65)	168	183
Income tax expense (recovery) on continuing operations	(525)	118	(65)	(643)	183
Net loss from continuing operations	$(6,548)	$(8,750)	$(12,621)	$2,202	$3,871

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes of $nil	$—	$(134)	3,380	$134	$(3,514)
Income (loss) from discontinued operations, net of income taxes of $nil	2,304	(435)	(30,750)	2,739	30,315
Total income (loss) from discontinued operations	$2,304	$(569)	(27,370)	$2,873	$26,801
Net loss	$(4,244)	$(9,319)	$(39,991)	$5,075	$30,672

Net (loss) income attributable to:
Non-controlling interests - continuing operations	635	(75)	(268)	710	193
Owners of the parent
- Continuing operations	(7,183)	(8,675)	(12,353)	1,492	3,678
- Discontinued operations	2,304	(569)	(27,370)	2,873	26,801
	(4,879)	(9,244)	(39,723)	4,365	30,479
Net loss	$(4,244)	$(9,319)	$(39,991)	$5,075	$30,672

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(2.31)	$(2.79)	$(4.52)	$0.48	$1.73
From discontinued operations	0.74	(0.19)	(10.01)	0.93	9.82
Total loss per share	$(1.57)	$(2.98)	$(14.53)	$1.41	$11.55
Weighted average number of outstanding shares (in thousands)	3,104	3,104	2,733	—	371

Revenues from continuing operations

The following table provides the breakdown of total revenues from continuing operations by source for the quarter ended December 31, 2022 compared to the corresponding periods in 2021 and 2020:

	Quarter ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Royalty revenues	$241	$229	$241	$12	$(12)
Rental revenue	—	9	43	(9)	(34)
	$241	$238	$284	$3	$(46)

Research and development expenses

The decrease of $1.1 million in R&D expenses during the quarter ended December 31, 2022 compared to the corresponding period in 2021 was mainly attributable to decreases in clinical trial costs, intangible assets depreciation expense and professional fees of $0.5 million, $0.4 million and $0.2 million, respectively, and a general reduction in operating expenses. These decreases were partially offset by an increase in pre-clinical trial costs of $0.4 million following the beginning of new pre-clinical studies that took place in 2022.

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

Administration expenses

The decrease of $1.9 million in administration expenses during the quarter ended December 31, 2022 compared to the corresponding period in 2021 was mainly attributable to a decrease of $1.5 million in expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021, a reduction in professional fees of $0.5 million and a reduction in share-based payments expense of $0.3 million. These decreases were partially offset by an increase in salaries and other benefits of $0.7 million.

The decrease of $1.7 million in administration expenses during the quarter ended December 31, 2021 compared to the corresponding period in 2020 was mainly attributable to lower directors' and officers' insurance cost of $1.0 million, as mentioned above. The decrease is also due to the fact that in 2020 there was a $2.2 million expense pertaining to the additional warrants issued following an amendment to the private placement agreement completed in November of that year with no equivalent cost in 2021. These decreases were partially offset by an increase in the share-based payments expense of $1.3 million (explained below) and a reduction in the CEWS and CERS government grants of $0.5 million.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Research and development expenses	$132	$209	$(232)	$(77)	$441
Administration expenses	163	415	(903)	(252)	1,318
Loss from discontinued operations	—	—	173	—	(173)
	$295	$624	$(962)	$(329)	$1,586

The decrease in share-based payments expense of $0.3 million during the quarter ended December 31, 2022 compared to the corresponding period in 2021 was mainly due to a reduction in stock option expense as a result of the reduction in senior executives in the stock option plan from 2021 to 2022 and because the fair value of stock option grants has decreased in the recent years given our lower share price.

Share-based payments expense increased by $1.6 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 principally because there were no significant stock option forfeitures in the current period as there was in 2020 when recognized the impact of the estimated forfeitures of the unvested stock options held by the former CEO following his resignation in the fourth quarter of 2020. This was partially offset by a lower stock option expense in the current quarter since we have less employees but also the fair value of the stock options have gone down reflecting the lower share price.

Finance costs

Finance costs decreased by $1.8 million for the quarter ended December 31, 2022 compared to the corresponding period in 2021, reflecting lower interest expense on long-term debt because our SALP loans were only outstanding until February 15, 2022 compared to the prior period where they were outstanding for the entire period and because we also incurred interest on our convertible debt in 2021, until its conversion in August 2021.

Financing costs remained at the same level during the fourth quarter of 2021 and 2020.

Change in fair value of financial instruments measured at fair value through profit or loss

We recorded gains on the variation in fair value of the warrant liability that is measured at FVPL during the quarters ended December 31, 2022, 2021 and 2020. The main driver for these gains was the decrease in the value of the underlying shares over those periods.

Net loss from continuing operations

The net loss from continuing operations decreased by $2.2 million during the quarter ended December 31, 2022 compared to the corresponding period in 2021. This was mainly driven by the reductions in administration expenses of $1.9 million, reflecting the reduction in insurance expense, a decrease in finance costs of $1.8 million due to the termination of all long-term debt and a decrease in R&D expenses of $1.1 million as explained above. These decreases were partially offset by a decrease in the gain on change in fair value of financial instruments measured at fair value through profit or loss of $3.1 million.

The net loss from continuing operations decreased by $3.9 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020. This was mainly driven by the reduction in administration expenses of $1.7 million and the increase in the gain on the change in fair value of the warrant liability that is measured at FVPL losses of $2.4 million. These decreases were partially offset by an increase in R&D expenses of $1.6 million as explained above.

Income (loss) from discontinued operations

We had an income from discontinued operations, net of income taxes, of $2.3 million during the quarter ended December 31, 2022 compared to a loss of $0.4 million for the corresponding period in 2021. This was mainly due to the recognition of a gain of $2.3 million on disposal of capital assets, following the sale of our Labrosse facility in December 2022, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale during the quarter ended March 31, 2022 at a carrying amount of $0.8 million. We received $3.2 million in net proceeds from this sale.

The net losses from discontinued operations, net of taxes, decreased by $30.3 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020. This decrease was mainly due to the recognition of an impairment of $19.7 million during the fourth quarter of 2020 and due to the fact that we only had a small loss from discontinued operations of $0.4 million since there were only minor expenses incurred from October 1 to October 15, 2021 when PBT was sold compared to having the full operations of the plasma-derived therapeutics segment during the quarter ended December 31, 2020. The gain on sale of subsidiaries declined by $3.5 million during the quarter ended December 31, 2021 compared to the corresponding period in 2020 as an additional gain of $3.4 million was recognized upon the resolution of a tax uncertainty in relation to the sale of our bioseparation business in 2020.

Selected annual information

The following table presents selected audited annual information for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Revenues	$401	643	724
Net loss from continuing operations attributable to owners of the parent	(29,038)	(44,394)	(48,189)
Net loss from continuing operations per share attributable to owners of the parent (basic and diluted)	(9.36)	(14.72)	(19.72)
Total assets	50,459	126,053	117,784
Total long-term financial liabilities	$4,148	$73,678	$78,785

Revenues include nominal amounts of royalty and rental revenues. Royalty revenues are dependent on sales made by a third party. There were no rental revenues during the year ended December 31, 2022.

The net loss from continuing operations attributable to the owners of the parent decreased by $15.6 million during the year ended December 31, 2022 compared to the corresponding period of 2021 mainly driven by the reductions in administration expenses of $14.1 million, reflecting the reduction in insurance expense, a decrease in finance costs of $5.3 million due to the termination of all long-term debt and an increase in foreign exchange gains of $1.6 million. These decreases were partially offset by a lower gain resulting in change in fair value of financial instruments measured at fair value through profit and loss of $8.2 million.

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

The net loss from continuing operations per share attributable to the owners of the parent on a basic and diluted basis reflects the changes in the net loss from continuing operations attributable to the owners of the parent but also the increase in the number of common shares outstanding from year to year. The number of common shares increased in 2020 following a private placement in November 2020 and in 2021 and following the conversion of secured convertible debentures into shares in October 2021. The weighted average number of shares increased from 2,444 thousand common shares in 2020 to 3,016 thousand common shares in 2021 and to 3,104 thousand common shares in 2022.

Total assets decreased by $75.6 million from $126.1 million at December 31, 2021 to $50.5 million at December 31, 2022 reflecting the repayment of our long-term debt for an aggregate amount of $39.1 million and the payment of $11.2 million made towards the termination of the CDMO agreement as explained above.

Total assets increased by $8.3 million from $117.8 million at December 31, 2020 to $126.1 million at December 31, 2021 reflecting the increase in cash of $63.4 million as a result of the proceeds we received from the sale of our plasma-derived therapeutic business which was mostly offset by the decrease in all of the assets sold.

Long-term financial liabilities decreased by $69.5 million from $73.7 million at December 31, 2021 to $4.2 million at December 31, 2022. This decrease was mainly due to the repayment of our long-term debt for an aggregate amount of $39.1 million and the termination of the CDMO agreement as explained above.

Long-term financial liabilities decreased by $5.1 million from $78.8 million at December 31, 2020 to $73.7 million at December 31, 2021. This decrease was mainly due to the liabilities disposed of with the sale of the plasma-derived therapeutic business of $5.9 million, the decrease of the warrant liability of $9.9 million and the conversion of the secured convertible debt, in 2021, that had a balance of $2.5 million at December 31, 2020. The decreases were mostly offset by the recognition of a provision for onerous contract of $18.2 million.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2022				2021
	Q4	Q3 (restated)	Q2 (restated)	Q1 (restated)	Q4	Q3	Q2	Q1
Revenues	$241	$3	$157	$—	$238	$170	$25	$210
R&D expenses	3,462	3,519	3,942	4,375	4,539	4,973	3,951	4,884
Administration expenses	3,939	4,386	4,647	4,894	5,820	9,420	8,551	8,137

Element attributable to the owners of the parent:
Net loss from continuing operations	(7,183)	(4,785)	(6,782)	(10,924)	(8,675)	(9,797)	(12,504)	(13,418)
Net income (loss) from discontinued operations	2,304	26,749	266	219	(569)	84,228	(19,536)	(6,847)
Basic and diluted earnings per share from continuing operations	(2.31)	(0.15)	(0.22)	(0.35)	(0.29)	(0.33)	(0.42)	(0.45)
Basic and diluted earnings per share from discontinuing operations	0.74	0.86	0.01	0.01	(0.02)	2.82	(0.65)	(0.23)

Restatement of the first, second and third quarters of 2022 financial statements for the quarter ended March 31, 2022, the quarter and six months ended June 30, 2022 and the quarter and nine months ended September 30, 2022

During the preparation of our consolidated financial statements for the year ended December 31, 2022, we noted that in our interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, we incorrectly allocated net income to non-controlling shareholders. As a result, net loss attributable to the non-controlling shareholders was overstated with offsetting misclassifications between non-controlling interest and shareholders' deficit within equity. The error did not result in an adjustment to previously reported net income or loss per share in any prior fiscal year. We have proceeded to restate our interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022:

•
by recording a reduction in the net loss attributable to the NCI and increasing the net loss attributable to the owner of the parent for an amount of $0.1 million in the first quarter interim financial statements for the period ended March 31, 2022;
•
by recording a reduction in the net loss attributable to the NCI and increasing the net loss attributable to the owner of the parent for an amount of $0.6 million in the second quarter interim financial statements for the period ended June 30, 2022; and
•
by increasing the net loss attributable to the NCI and recording a reduction in the net loss attributable to the owner of the parent for an amount of $0.1 million in the third quarter interim financial statements for the period ended September 30, 2022.

Analysis of the quarterly results

Following the reclassification of the results of the plasma collection centers and the Ryplazim® business as discontinued operations, the revenues include nominal amounts of royalty and rental revenues.

R&D expenses were higher starting from the first quarter of 2021 up until the first quarter of 2022. This was mainly due to a general increase in clinical trial expenses as we were conducting our Phase 1 MAD clinical trial of fezagepras. This was partially offset due to the fact that we were benefiting from the CEWS and CERS government grants from the second quarter of 2020 up until the middle of the second quarter of 2021. In general, payroll and related expenses recorded in R&D expenses declined from the fourth quarter of 2020 to the fourth quarter of 2021 due to a reduction in the number of employees.

Administration expenses where higher during the third quarter of 2021 due to an acceleration of the share-based payments expense following the departure of two of our executive members, and the higher payroll and related expenses due to recognition of termination benefits resulting from a reduction in employees and a transaction bonus following the divestment of our former plasma-derived therapeutics segment. The administration expense for the fourth quarter of 2021 is lower compared to the previous quarter reflecting the lower staff level and lower directors' and officers' insurance expense by $1.3 million, as a result of a decrease in insurance premiums following a change in the province of our registered office, which changed from Québec to Ontario, during the fourth quarter of 2021. The full impact of the decrease in premiums is $2.5 million per quarter. Recent cost cutting exercises have also resulted in reduced administration expenses throughout fiscal 2022.

Both R&D and administration expenses are affected by fluctuations in share-based payment expenses from quarter to quarter.

The variations in the net loss from continuing operations attributable to the owners of the parent over the last eight quarters were affected by R&D and administration expense variations as explained above. In addition, the following quarters were notably impacted by gains on the changes in fair value of the warrant liability that is measured at FVPL, which reduced the net loss from continuing operations each quarter but notably by $5.1 million and $3.3 million during the third quarter of 2021 and the fourth quarter of 2021, respectively.

The variations in the foreign exchange gains and losses for the quarters presented in the above table, caused the net loss from continuing operations to fluctuate up or down by up to $2.5 million per quarter.

Following the repayment of our long-term debt of $39.1 million in the middle of the first quarter of 2022, the related finance costs decreased by approximately $1.1 million per quarter.

Net losses from discontinued operations attributable to the owners of the parent fluctuated significantly in 2021 and 2022 in part due to the results of operations of the plasma-derived therapeutics segments and the gains on disposal of its former subsidiaries. The variations are in part due to the varying R&D and administration expenses but the main variations are due to significant events impacting the results, including the recognition of 1) an expense for an onerous contract provision of $21.9 million during the second quarter of 2021, 2) a compensation expense for R&D services of $45.8 million that became payable during the third quarter of 2021 upon receipt of the PRV proceeds, 3) gains on the sale of the PRV during the third quarter of 2021 for $131.0 million (net of selling cost of $1.9 million) and from the sale of the former plasma-derived therapeutics entities that happened in during the second, third and fourth quarters of 2021, 4) gains on a lease modification and from the partial reversal of a provision, totaling $26.7 million, resulting from the termination of the CDMO agreement in the third quarter of 2022 and, 5) gains on disposition of capital assets from discontinued operations of $2.3 million resulting from the sale of the Labrosse facility in the fourth quarter of 2022. The net loss from discontinued operations during the first two quarters of 2022 comes from adjustments to residual liabilities of these former businesses.

The basic and diluted loss per share from continuing operations declined over the last eight quarters, particularly during the third quarter and the fourth quarter of 2021 principally reflecting the lower losses from continuing operations while the basic and diluted loss per share from discontinued operations varied in accordance principally with the loss from discontinued operations for each period. In addition, during the fourth quarter of 2021, we issued shares which ultimately reduce the basic and diluted loss per share from their date of issuance and for the following quarters because they increase the weighted average number of shares.

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

As Fairhaven did not meet the definition of a business under IFRS 3, "Business Combinations," the acquisition has been accounted for as an asset acquisition essentially resulting in the recognition of an intangible asset representing the licensing rights acquired. Refer to note 5 to the consolidated financial statements for the year ended December 31, 2020 for the complete details regarding the accounting for this transaction.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At March 7, 2023, 3,104,222 common shares, 230,273 options to purchase common shares and 789,472 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not reported. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At December 31, 2022 and 2021, a former CEO had a balance of $197 and $283, respectively, pursuant to a tax equalization program. The amounts are required to be repaid to us following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At December 31, 2022, we received the reimbursement of the first year. The remaining amount is expected to be received once the tax return of the second and final year of the program has been assessed by the appropriate government agencies.

SALP became our majority shareholder, or our parent entity, following a debt restructuring completed on April 23, 2019.

All material transactions with SALP are disclosed in notes 15 and 16 in the consolidated financial statements for the year ended December 31, 2022. The key transactions with our parent entity mainly pertain to financing transactions and are for significant amounts. Related party transactions with SALP include:

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

Changes in accounting policies

The accounting policies used in our annual consolidated financial statements are consistent with those we applied in our December 31, 2021 and 2020 audited annual consolidated financial statements except for the amendments to certain accounting standards which were adopted since January 1, 2021 as described below.

Amendments to IFRS 3, Business Combinations or IFRS 3 - The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

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

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The adoption of these amendments had no impact on the computation of the provision.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The adoption of the amendment had no impact on our financial statements and will be applied to financial liabilities that are modified after the date of adoption.

Amendments to IAS 12, Income taxes or IAS 12 - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company early adopted these amendments for its annual financial statements for the year ended December 31, 2022, which mainly affect the Company’s accounting for deferred tax assets and deferred tax liabilities pertaining to right of use assets and lease liabilities. There will be little to no effect on the amounts reported in the consolidated statements of financial position or the consolidated statements of operations, since only a small portion of the Company’s deferred tax assets are being recognized based on their current potential to be recovered with future tax profits. Note 26 - Income taxes note disclosures will be affected as the deferred tax assets and liabilities pertaining to the leases will no longer be presented on a net basis.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are as follows:

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. We concluded that these amendments will not have an impact on our financial statements at the date of adoption and for the comparative periods.

IAS 1, Presentation of Financial Statements (IAS 1) - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. We concluded that these amendments will not have an impact on our financial statements at the date of adoption and for the comparative periods.

Significant judgments and estimates

Our management’s discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs material accounting policies. See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for a description of our material accounting policies.

We believe that the most significant management judgments and assumptions in the preparation of our consolidated financial statements are described below.

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about our ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as whether we will earn other significant revenues, what will be the next steps in our research and development programs and the related expenditures as well as the financing strategy we would like to pursue and the potential sources of debt and equity financing available to us in case further financing is desired. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules. These cash flow estimates are subject to uncertainty.

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

Share-based compensation - On March 23, 2020, our board of directors approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 17b in the consolidated financial statements. In order to determine when the expense related to this modification is recognized in our consolidated statement of operations, we evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. We further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. We concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $152.10 and a final calculation to determine the incremental fair value of the repriced options was performed.

COVID-19 – The impact of the COVID-19 pandemic on our financial statements for year ended December 31, 2022 and 2021 has been limited. During a portion of those two years, we were eligible for salary and rent subsidy programs from the Government of Canada under which we submitted claims. As of the date of this 20-F, there are no subsidy programs to which we are eligible.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. We use judgment to select the methods used to determine certain inputs/assumptions used in the models and the models used to perform the fair value calculations in order to determine, 1) the values attributed to each component of a transaction at the time of their issuance, 2) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis and 3) the fair value of financial instruments subsequently carried at amortized cost. When the determination of the fair value of a new loan is required, discounted cash flow techniques which include inputs that are not based on observable market data and inputs that are derived from observable market data are used. When determining the appropriate discount rates to use, we seek comparable interest rates where available. If unavailable, we use those considered appropriate for the risk profile of a Company in the industry.

In determining the fair value of the warrants issued in November 2020 presented as a warrant liability in the consolidated statements of financial position at December 31, 2022 and 2021, and considered to be a level 3 measurement, we made assumptions on unobservable inputs used in the valuation model that have an important impact on the resulting fair value computed.

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

Uncertainty over income tax treatments - We measure R&D tax credits for the current and prior periods at the amount we expect to recover, based on our best estimate and judgment, of the amounts we expect to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well the amount and timing of recovery of these tax credits. In order to determine whether the expenses we incur are eligible for R&D tax credits, we must use judgment in determining whether our complex R&D activities qualify for available tax credits, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations' reviews of matters that were subject to interpretation. These uncertainties, relating to entities we have sold may still affect Liminal as certain indemnification obligations may be called upon, subject to contractual limitations, when these entities may be subjected to the tax administrations' reviews for taxation periods prior to the sale. The amounts recognized in the consolidated financial statements are based on our best estimates and in our best possible judgment, as noted above.

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

When determining the FVLCD for its Ryplazim® CGU in 2020, significant estimates we made include amongst others, the outcome of the exercise we had undertaken in evaluating the potential alternatives for the Ryplazim® CGU, including the probability of completing a sale or closing those activities; the operating cash outflows to support those operations until one of the alternative strategies was executed; the outcome of the FDA review of the BLA for our previously-owned Ryplazim® product candidate and the timing of completion of this review; if we were to be able to benefit from the monetization of a Priority Review Voucher, if received, and what would be the amount received upon its monetization; and whether some assets, liabilities and commitments could potentially be excluded from the activities sold and for those commitments that could be retained, the possibility of reducing those commitments and what would be their settlement amount.

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

Financial instruments

Use of financial instruments

The financial instruments that we use result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for trading purposes and have not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of our financial instruments at December 31, 2022 and 2021.

	December 31	December 31
	2022	2021
Financial assets
Cash & cash equivalents	$37,144	$108,490
Accounts receivable	597	788
Long-term deposits	30	30
Financial liabilities
Accounts payable and accrued liabilities	$5,054	$7,059
Royalty payment obligations	—	123
Provisions	6,690	22,195
Warrant liability	106	1,754
Long-term debt	—	38,311

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and the year ended December 31, 2022 include income, expense, gains and losses relating to financial instruments:

•
change in fair value of financial instruments measured at fair value through profit or loss;
•
finance costs; and
•
foreign exchange gains.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in total annual gross revenue, have more than $700.0 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

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

B. Liquidity and Capital Resources

Overview

Since completing the divestment of our former plasma collection centers and Ryplazim® business, the repayment of the long-term debt (discussed below), the termination of the CDMO agreement which has given us clarity on the remaining payments (discussed below) and the sale of our former Labrosse facility (discussed below), our funding needs for our operations are solely focused on our small molecules business.

In February 2022, we repaid the entirety of the first and second term loan, for an aggregate amount of $39.1 million, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted over our assets pursuant to the loan agreement and related documents. The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation of $0.1 million due to SALP and the cancellation of the 16,873 warrants held by SALP, issued pursuant to the restructuring agreement entered into with SALP in April 2019, having an exercise price of $152.10 per common share. The repayment, despite not being due for another two years, saved us $9.1 million in aggregate interest payments over the remaining term of the loan agreement.

In August 2022, we terminated an agreement we had retained from our involvement in the Ryplazim® business towards a CDMO as previously mentioned. A portion of the CDMO obligations were accounted for as a provision, and payments toward the provision affect the computation of the cash flows used in operating activities, while the remainder of the obligations were accounted for as a lease liability, and payments thereto impact the cash flows from financing activities. The termination agreement resulted in a significant reduction in the disbursements required under the contract. An initial payment of $11.2 million was made at the time of the execution of the agreement. We paid $3.4 million in January 2023 and the remaining $3.4 million will be payable in January 2024. The agreement contains customary releases and resulted in go-forward cash savings of approximately $33.1 million.

In December 2022, we sold the Labrosse facility, formerly part of the plasma-derived therapeutics segment resulting in a recognition of a gain of $2.3 million on disposition of capital assets from discontinued operations.

In regard to our small molecule research and development activities, we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur costs associated with operating as a public company.

Accordingly, until we can generate sufficient and recurring revenues to finance future cash requirements, it is likely that we will need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders.

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

Liquidity position at December 31, 2022 and analysis of going concern

For the year ended December 31, 2022, we incurred a net loss from continuing operations of $28.9 million. Our working capital position, which comprised $37.1 million of cash and cash equivalents, was $31.2 million, at December 31, 2022. The decrease in our liquidity since December 31, 2021 is principally due to the repayment of the long-term debt of $39.1 million, the $11.2 million paid to the CDMO and the funds used in our ongoing operations.

With the discontinuation of the development of our small molecule product candidate, fezagepras, in July 2022, our main activities relate to the development of small molecule product candidates. Our cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regard to the outcome or cost of those programs. The cash runway is also dependent on decisions we make in terms of managing our capital, including raising capital through the issuance of debt or equity, and our ability to conclude such financing transactions at an acceptable cost. The need to complete financing transactions in the future is likely to continue until we can generate sufficient product revenues to finance our cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, selling non-core assets or other sources.

Despite our efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

We continue to diligently manage our spending while we focus our R&D efforts on the development of our small molecule product candidates and drug discovery programs.

As of December 31, 2022, we had approximately $37.1 million of cash and cash equivalents. As of the date of this Annual Report, our available cash is not projected to be sufficient to support our operating plan for at least the next 12 months. These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about our ability to continue as a going concern. If we are unable to secure additional capital, it may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See “Item 3.D—Risk Factors” in our Annual Report.

The audited consolidated financial statements as of December 31, 2022 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Material cash requirements

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at December 31, 2022 and unrecognized purchase obligations and commitments are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$5,968	$5,968	$—	$—	$—	$5,968
Lease liabilities	1,487	790	1,022	—	—	1,812
Provision	6,690	3,400	3,400	—	—	6,800
	$14,145	$10,158	$4,422	$—	$—	$14,580

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for continuing and discontinued operations in aggregate, for the year ended December 31, 2022 and the corresponding periods in 2021 and 2020 are presented below.

	Year ended December 31
	2022	2021	2020	2022 vs 2021	2021 vs 2020
Cash flows used in operating activities	$(31,820)	$(99,603)	$(75,917)	$67,783	$(23,686)
Cash flows (used in) from financing activities	(45,446)	(8,424)	57,405	(37,022)	(65,829)
Cash flows from investing activities	3,819	170,692	2,305	(166,873)	168,387
Net change in cash and cash equivalents during the year	(73,447)	62,665	(16,207)	(136,112)	78,872
Net effect of currency exchange rate on cash and cash equivalents	2,101	750	(3)	1,351	753
Cash and cash equivalents, beginning of the year	108,490	45,075	61,285	63,415	(16,210)
Cash and cash equivalents, end of the year	$37,144	$108,490	$45,075	$(71,346)	$63,415

Cash flows used in operating activities decreased by $67.8 million during the year ended December 31, 2022 compared to the corresponding period in 2021. The operating cash burn during the year ended December 31, 2022 essentially reflects the cost of our small molecules business while in the comparative period, we were also operating the plasma-derived therapeutics segment as we only started to dispose of certain entities from May 2021 and onwards. Included in the operating expenses of our former segment for the year ended December 31, 2021 were payments made by PBT to PBP 2021 for R&D services of $45.8 million. The 2022 outflows include $5.2 million in payments made towards the provision portion of the CDMO agreement, upon termination of the agreement, plus refundable taxes of $0.5 million, while in 2021, outflows include payments made towards the provision portion of $2.0 million.

Cash flows used in operating activities increased by $23.7 million during the year ended December 31, 2021 compared to the same period in 2020. The increase is mainly due to the payments made by PBT, to PBP after ownership transferred to Kedrion for past and future research and development services totaling $45.8 million. This was partially offset by lower operating expenses mainly because the cost of operation for the different entities sold were only there for the portion of 2021, when they were under our ownership. In addition, those operating expenses were reduced while we were awaiting the outcome of the FDA review of the BLA.

Cash flows used in financing activities increased by $37.0 million during the year ended December 31, 2022 compared to the corresponding period in 2021 essentially due to the repayment of the principal of the SALP loans totaling $39.2 million, including transaction costs, and the payment of $5.5 million made towards the lease portion of a CDMO agreement, upon termination of the agreement. Interest paid on the loans decreased since there were no interest payments during the year ended December 31, 2022 compared to $4.0 million in the comparative period.

Cash flows from financing activities increased by $65.8 million during the year ended December 31, 2021 compared to the same period in 2020 since we did not receive any proceeds from the issuance of long-term debt in 2021 when in 2020 we received $31.5 million from the combined issuance of the second term loan with SALP and the secured convertible debentures. Similarly, in 2020 we had proceeds from the issuance of shares and warrants of $40.0 million while there were no equity financings in 2021.

Cash flows from investing activities increased by $166.9 million during the year ended December 31, 2022 compared to the corresponding period in 2021. The increase is mainly due to the proceeds, net of selling costs of $170.1 million we received in 2021 in connection with the divestiture of the plasma-derived therapeutics segment compared to the proceeds from the sale of our former Labrosse facility of net of selling costs of $3.2 million received in 2022.

Cash flows from investing activities decreased by $168.4 million during the year ended December 31, 2021 compared to the same period in 2020 mainly due to the proceeds, net of selling costs of $170.1 million we received in connection with the divestiture of the plasma-derived therapeutics segment compared to the proceeds we received in 2020 in relation to the sale of our former bioseparation business.

C.
Research and Development, Patents and Licenses

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.
Trend Information

Other than as disclosed elsewhere in this Item 5 of our Annual Report, the recent trends towards rising inflation has had a non-material impact on our financial position or results of operations to date but may materially adversely affect our future business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our materials and supplies and overhead costs may adversely affect our operating results. Rising interest and inflation rates also present a recent challenge impacting the global economy and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation and interest rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with the ongoing Russia-Ukraine war, and employee availability and wage increases, which may result in additional stress on the Company’s working capital resources. For further discussions of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.” of our Annual Report.

E.
Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors, including their ages as of March 7, 2023:

Name of Executive Officers	Age	Position(s)
Bruce Pritchard	50	Chief Executive Officer
Patrick Sartore	49	President
Marie Iskra	47	General Counsel
Nicole Rusaw	49	Chief Financial Officer

Name of Non-Employee Directors	Age	Position(s)
Simon Best(1)(2)	66	Lead Independent Director
Gary J. Bridger(3)	60	Director
Neil A. Klompas(1)	51	Director
Alek Krstajic(2)	59	Chair
Eugene Siklos	59	Director
Timothy Steven Wach(1)(2)	62	Director

(1) Member of the audit, risk and finance committee.

(2) Member of the HR and corporate governance committee.

(3) Member of the science and technology committee.

Unless otherwise indicated, the current business addresses for our executive officers and directors is 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1. The current business address for Mr. Patrick Sartore and Ms. Marie Iskra is 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4 and the current business address for Bruce Pritchard is Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected or qualified or until his or her earlier resignation or removal.

Executive Officers

Bruce Pritchard, Chief Executive Officer. Mr. Bruce Pritchard was appointed as our Chief Executive Officer effective November 13, 2020. From August 2014 to November 2020, he was one of two Chief Operating Officers. In his role as Chief Operating Officer, he was responsible for the company’s discovery, clinical development, program management, CMC and business development functions related to Small Molecule Therapeutics. Mr. Pritchard joined us as Chief Financial Officer of PBL in 2006 and was promoted to our Chief Financial Officer in July 2008, relinquishing that post in November 2015. Mr. Pritchard also served as Interim Chief Financial Officer from August 2017 to September 2019. A Heriot-Watt University graduate, Mr. Pritchard holds a Bachelor of Arts in Accountancy and Computer Science and is qualified as a Member of the Institute of Chartered Accountants of Scotland. Mr. Pritchard was appointed a Fellow of the Institute of Directors in 2014.

Patrick Sartore, President. Mr. Patrick Sartore was appointed as President, effective November 13, 2020. Prior to that, he was one of two Chief Operating Officers. In this role, he was responsible for the company’s commercial, marketing, clinical development, manufacturing, and corporate & business development functions, related to Plasma-Derived Therapeutics. Mr. Patrick Sartore served as our Chief Operating Officer, North America from May 2019 to November 2020. Mr. Sartore joined us in November 2006 as Senior Legal Counsel – Intellectual Property and was nominated as our Corporate Secretary in December 2007. Mr. Sartore held the position of General Counsel and Corporate Secretary from May 2013 to May 2015, at which date he was appointed Chief Legal Officer and Corporate Secretary. Mr. Sartore was previously employed by Univalor Inc. as Legal Counsel and Leger Robic Richard, L.L.P., a firm specializing in Intellectual Property, Corporate and Commercial Law, as an associate attorney. Mr. Sartore also holds a Bachelor of Science, with Distinction, from Concordia University.

Marie Iskra, General Counsel. Ms. Marie Iskra has served as our General Counsel and Secretary since September 2019. As General Counsel, Ms. Iskra oversees the legal, compliance, intellectual property and corporate governance functions. Ms. Iskra is also our Corporate Secretary. Ms. Iskra has served in various roles since September 2013, including as Associate General Counsel and Senior Legal Counsel. Prior to joining the Company, Ms. Iskra was the Director of Legal Affairs of Jubilant Draximage Inc. and Jubilant HollisterStier General Partnership from 2009 to 2013 and Legal Counsel for Draxis Health Inc., a publicly-traded company, from 2005 to 2009. Ms. Iskra holds an L.L.B. from the Université de Montreal and is a member of the Québec Bar. Ms. Iskra also holds a Certificate Arts and Sciences from the Université de Montreal.

N. Nicole Rusaw, Chief Financial Officer. Ms. Nicole Rusaw was appointed as Chief Financial Officer effective November 9, 2022. Prior to that, Ms. Rusaw served as Interim Chief Financial Officer starting March 2, 2022. Prior to joining Liminal, Ms. Rusaw was the Chief Financial Officer of two publicly traded companies, Ionic Brands Corp. from June to December 2021, and Nabis Holdings Inc. from October 1, 2019 to January 27, 2021. Prior thereto, Ms. Rusaw acted as the Interim Chief Financial Officer of Nuvo Pharmaceuticals Inc. from August 2017 to September 2018 and Interim VP Operations and Administration from October 2018 to June 2019. Prior thereto, Ms. Rusaw was the Chief Financial Officer of Transition Therapeutics Inc. from December 2011 to October 2016. Ms. Rusaw graduated from Brock University with First Class Honours Co-op and has obtained her Chartered Accountant professional designations, CPA, CA.

Non-Employee Directors

Simon Best. Prof. Best has served as a member of our board of directors since May 2014 and as our Lead Independent Director ("LID") since April 23, 2019. Prof. Best also served as our interim President and Chief Executive Office from December 2018 to April 2019. Prof. Best has experience as the founder and/or Chief Executive Officer of four biotechnology companies between 1992 and 2012, and as a Chairman or board member of major industry bodies including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). Since 2012, he has played a pivotal role in building pioneering Digital Healthcare companies – in Pathology with PathXL which was acquired by Philips Healthcare in May 2016 – subsequently with Cumulus Neuroscience (previously BrainWaveBank), which develops EEG tools and analytics for at-home use to validate digital biomarkers, stratify patients for clinical trials and monitor them to facilitate the development of novel drugs for neuro-degenerative disorders.

He also served as a director of EvoFem Inc. from November 2015 to December 2017. He was previously an Entrepreneur-In-Residence and Venture Partner with TVM Capital in Munich and Dubai from 2007-2010 and co-founded Par Equity LLP in Edinburgh in 2007. Prof. Best holds an M.B.A. from the London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh. We believe that Prof. Best’s extensive experience in the life science and investment industries qualifies him to serve as a member of our board of directors.

Gary J. Bridger. Dr. Bridger has served as a member of our board of directors since May 2019. Dr. Bridger has also served as a member of the board of directors of Expansion Therapeutics since January 2022 and as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. from 2013 until August 2019. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology. We believe that Dr. Bridger’s experience as a director and executive officer at numerous biopharmaceutical companies qualifies him to serve as a member of our board of directors.

Neil A. Klompas. Mr. Klompas has served as a member of our board of directors since May 2019. Mr. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as President and Chief Operating Officer. Mr. Klompas served as Chief Financial Officer of Zymeworks Inc. from 2007 until 2022 and also as its Executive Vice President, Business Operations from September 2019 to January 2022. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, and from 2005 to 2007, with KPMG's Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey. Prior to that, Mr. Klompas worked with KPMG's Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. We believe that Mr. Klompas’ experience as a financial executive in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.
Alek Krstajic. Mr. Krstajic is the former Chief Executive Officer of Wind Mobile, which was sold to Shaw Communications in 2016 for $1.6 Billion. Previously, he was the founder and Chief Executive Officer of Public Mobile, which was purchased by Telus in 2013. Mr. Krstajic has also served as the President of Bell Mobility and a Senior Vice President of Rogers Communications. In the process, Mr. Krstajic and his team fundamentally changed the wireless market in Canada from a three-player market with high prices to a sustainable four player market, providing Canadians with an alternative and competitive pricing and a potential path to better value. As well as being an operator, Mr. Krstajic has shown a level of expertise managing regulatory processes to positive outcomes. Mr. Krstajic sits on a number of boards, and has received numerous awards and recognitions, including Canada’s Top 40 under 40 and a Queen Elizabeth II Diamond Jubilee Medal for his service to Canada. We believe that Mr. Krstajic's extensive business and commercial experience qualifies him to serve as a member of our board of directors.

Eugene Siklos. Mr. Siklos is the President of Thomvest Asset Management. Formerly he was the Vice President, Head of Investments for Export Development Canada (“EDC”), which he joined in 2009. In 2012, Mr. Siklos was appointed head of its direct investing activities and in 2017, was appointed head of EDC’s overall investing activities. During his time at EDC, the capital committed to fund direct, private equity and venture capital investments doubled in size to over C$2 billion, while achieving both market returns and mandate objectives for its shareholder, the Government of Canada. Mr. Siklos holds an MBA degree from Harvard Business School and has over 30 years of financial and business experience, including as a corporate finance professional with Morgan Stanley and Merrill Lynch. Mr. Siklos has served on numerous Boards of Directors, including Paragon Pharmacies (TSX), Copperleaf Technologies, BTI Systems, and ecobee. We believe that Mr. Siklos' extensive financial and investment experience qualifies him to serve as a member of our board of directors.

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

B. Compensation.

Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2022 and 2021 by the Named Executive Officers, or NEOs, in accordance with applicable rules and regulations. Unless otherwise specified, the executive and directors’ compensation is presented in U.S. Dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian Dollars into U.S. Dollars were made at the rate of $1.00 to USD0.7699, which is the average rate for the 2022 fiscal year, (2021 average rate: $1.00=USD0.7969). Translations from Great Britain Pounds or GBP into U.S. Dollars were made at the rate of 1 GPB to USD1.2438 which is the average rate for the 2022 fiscal year, (2021 average rate: 1 GBP = USD1.3755). Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could have been purchased upon exchange of Canadian Dollars or GBP at the dates indicated. The number of stock options awarded has been adjusted to give effect to the 10-for-1 consolidation of our common shares effected on February 1, 2023.

Summary Compensation Table
Name and Principal Position	Year	Salary (USD)		Option Awards(1) (USD)	Non-Equity Incentive Plan Compensation(2) (USD)		All Other Compensation(3) (USD)		Total Compensation (USD)
Bruce Pritchard	2022	456,723	(4)	134,164	182,689	(4)	59,532	(4)	833,108
CEO	2021	467,670	(4)	—	289,521	(4)	48,305	(4)	805,496
Patrick Sartore	2022	423,445	(5)	25,852	167,261	(5)	23,117	(5)	639,675
President	2021	438,295	(5)	—	275,429	(5)	23,972	(5)	737,696
Marie Iskra	2022	300,261	(5)	34,914	118,603	(5)	16,958	(5)	470,736
General Counsel	2021	310,791	(5)	—	219,646	(5)	17,596	(5)	548,033

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2022 in accordance with IFRS. See Note 17b of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our directors during the year ended December 31, 2022.
(2)
Represents the cash bonus earned for each financial year, pursuant to our Short-Term Incentive Plan, or STIP. For additional information, see the “Narrative Disclosure to Summary Compensation Table – Short-Term Incentive Plan” section below.
(3)
The following table provides the details for the amounts reported for 2022 for each NEO:

Name	Pension Contributions (USD)	Professional & Membership Dues (USD)	Car Allowance (USD)	Total (USD)
Bruce Pritchard	45,672	1,422	12,438	59,532
Patrick Sartore	21,172	1,945	—	23,117
Marie Iskra	15,013	1,945	—	16,958

(4)
Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=USD1.2438 (2022 average); 1 GBP=USD1.3755 (2021 average).
(5)
Paid in Canadian dollars (CAD) and converted at the following exchange rate: $1.00=USD0.7699 (2022 average); $1=USD0.7969 (2021 average).

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

In light of the significant changes to the organization that took place over the last few years, a full revision of our compensation policy was undertaken in 2022, leading to adjustments to Mr. Pritchard's base salary for better alignment with the reference market. The base salaries of the other NEOs were not adjusted in 2022.

Short-Term Incentive Plan

We provide our NEOs with the STIP, which aims to engage, recognize and reward their contributions to reaching our annual objectives. Having a significant portion of all executives’ annual incentive determined on the basis of the same corporate performance objectives reinforces the teamwork of the members of our executive team and motivates them to achieve widespread success for the whole organization. The corporate short-term performance objectives against which our annual performance is evaluated are established each year by the Board's HR and corporate governance committee, in conjunction with the CEO.

The STIP targets for the NEOs were reviewed in 2022 as part of a benchmarking review to ensure that they remain competitive with those of our peer group. Target incentive levels (as a percentage of base salary) for the NEOs were the following in 2022:

Name	Short-Term Incentive Target
Bruce Pritchard	50%
Patrick Sartore	50%
Marie Iskra	50%

Corporate objectives for 2022 were established at the beginning of the year, with each objective being assigned a relative weight. The board of directors, with the support of the HR and corporate governance committee, was responsible for determining and approving a payout factor that would recognize the Company’s performance against the corporate objectives for the year. As a result of this assessment, the overall payout factor for 2022 was 80%.

In addition to the corporate objectives for 2022, individual objectives were also determined by the CEO or the other NEOs. For NEOs other than the CEO, the overall payout factors were established using weightings of 80% for performance against corporate objectives and 20% for performance against individual objectives. Mr. Pritchard's overall payout factor was determined entirely on the basis of performance against corporate objectives.

STIP

Name	STIP Weightings		Payout Factors
	Corporate Objectives	Individual Objectives	Corporate Objectives	Individual Objectives	STIP Bonus (USD)
Bruce Pritchard	100%	—	80%	—	182,689
Patrick Sartore	80%	20%	80%	75%	167,261
Marie Iskra	80%	20%	80%	75%	118,603

Long-Term Incentives

Long-term incentive awards are designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Under the Omnibus Incentive Plan, adopted in 2019 and replacing the previous Long Term Incentive Plan, or LTIP, we may grant stock options to our executives to ensure alignment of their interests with those of our shareholders, by creating focus on activities and development projects, which will increase share price performance over time. It is also our practice to award an initial grant of stock options to new hires to attract qualified and skilled executives. Outstanding awards granted under the previous LTIP will continue to be governed by the terms of the LTIP until such awards are exercised, expire, or are otherwise terminated or cancelled.

Stock Options

We granted stock options in 2022 to the NEOs at a level reflecting the executive’s performance and the desired positioning of their total compensation in accordance with our compensation policy and the benchmarking review conducted in 2022. In light of the changes to the organization which took place during 2021, as well as in consideration of stock option grants made in prior years, no stock options were granted to NEOs in 2021.

Perquisites and Other Benefits

We provide our NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives. This package includes a capital accumulation retirement plan, including matching company contributions equal to up to 5% of each NEO’s base salary (10% for Bruce Pritchard), group insurance, car allowances (Bruce Pritchard only), reimbursement of annual medical examinations and annual professional memberships. Variations to these programs exist between NEOs due to local market conditions. The value of all such benefits conferred to the NEOs in 2022 is described in the Summary Compensation Table above.

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

Bruce Pritchard. We entered into an employment agreement with Bruce Pritchard that became effective on July 31, 2019. Mr. Pritchard’s employment agreement provided for his employment as Chief Operating Officer, International for an unspecified duration. This employment agreement was not modified upon his appointment as CEO on November 13, 2020. Mr. Pritchard’s July 31, 2019 employment agreement established his base salary at GBP 340,000, which was increased to GBP 367,200 as of January 1, 2022. Mr. Pritchard’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mr. Pritchard also received a one-time grant of 25,354 stock options in connection with the entering into of the employment agreement. Mr. Pritchard is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

Patrick Sartore. We entered into an employment agreement with Patrick Sartore that became effective on July 22, 2019. Mr. Sartore’s employment agreement provides for his employment as Chief Operating Officer, North America, for an unspecified duration. This employment agreement has not been modified upon his appointment as President on November 13, 2020. Mr. Sartore’s employment agreement established his base salary at $465,000, which was increased to $550,000 as of September 1, 2019. Mr. Sartore’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mr. Sartore also received a one-time grant of 25,354 stock options in connection with the entering into of the employment agreement. Mr. Sartore is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

Marie Iskra. We entered into an employment agreement with Marie Iskra that became effective on August 12, 2019. Mrs. Iskra’s employment agreement provides for her employment as General Counsel for an unspecified duration. Mrs. Iskra’s employment agreement established her base salary at $350,000, which was increased to $390,000 as of April 1, 2020. Mrs. Iskra’s employment agreement further provides that she is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mrs. Iskra also received a one-time grant of 3,000 stock options in connection with the entering into of the employment agreement. Mrs. Iskra is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with her duties in accordance with our generally applicable policies.

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

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, stock option grants outstanding as of December 31, 2022. The numbers in the table below have been adjusted to give effect to the 10-for-1 consolidation of our common shares effected on February 1, 2023.

Outstanding Equity Awards at Fiscal Year End
	Option Awards
Name	Grant Date	Number of securities underlying unexercised options (#) (Exercisable)	Number of securities underlying unexercised options (#) (Unexercisable)		Option exercise price (USD/sh)		Option expiration date
Bruce Pritchard	June 4, 2019	18,172	7,182	(1)	152.10	(2)	June 4, 2029
	December 7, 2020	11,666	3,334	(3)	42.70		December 7, 2030
	March 29, 2022	0	7,500	(7)	10.20		March 29, 2032
	June 7, 2022	0	13,500	(7)	5.40		June 7, 2032
Patrick Sartore	June 4, 2019	18,172	7,182	(1)	152.10	(2)	June 4, 2029
	December 7, 2020	5,833	1,667	(3)	42.70		December 7, 2030
	March 29, 2022	0	1,500	(7)	10.20		March 29, 2032
	June 7, 2022	0	2,500	(7)	5.40		June 7, 2032
Marie Iskra	June 19, 2019	456	41	(4)	152.10	(2)	June 19, 2029
	September 3, 2019	2,437	563	(5)	119.90	(2)	September 3,2029
	June 8, 2020	3,562	2,138	(6)	140.60	(2)	June 8, 2030
	December 7, 2020	1,500	0		42.70		December 7, 2030
	March 29, 2022	0	2,500	(7)	10.20		March 29, 2032
	June 7, 2022	0	2,500	(7)	4.40		June 7, 2032

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
(7)
These stock options vest 25% upon the grant's first anniversary, and then monthly over the following 3-year period.

For information on vesting acceleration of the equity awards described above upon a NEO's termination of employment, see the "Executive Compensation – Executive Compensation Elements – Termination and Change of Control Benefits” section above.

Director Compensation

Director Compensation Program

The following table describes the director compensation program that is currently in effect for the 12-month period starting June 6, 2022, or the 2022-2023 Mandate, and the director compensation program that was in effect for the period spanning from June 4, 2021 through June 6, 2022, or the 2021-2022 Mandate. Cash retainers are paid on a quarterly basis and no attendance fee is paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Under the director compensation program for the 2022-2023 Mandate, 26,000 stock options are granted to newly appointed directors and vest over a 3-year period. 13,000 stock options are granted for subsequent grants and vest over one-year period.

Director Compensation Program
	2022-2023 Mandate (USD)	2021-2022 Mandate (USD)
Chair of Board
Annual Retainer (inclusive of committee retainers/fees)	$119,335	$123,520
	1,300 stock options(1)(4)	1,000 stock options(2)(4)
Lead Independent Director
Annual Retainer (inclusive of committee retainers/fees)	$103,937	$107,582
	1,300 stock options(1)(4)	1,000 stock options(2)(4)
Non-Executive Directors
Annual Retainer	$57,743	$59,768
	1,300 stock options(1)(4)	1,000 stock options(2)(4)
Committee Chairs
Additional Annual Retainer
Audit, Risk and Finance	$38,495	$27,892
HR and Corporate Governance(3)	—	—
Science and Technology	$26,947	$27,892
Attendance Fees	No attendance fees	No attendance fees
Non-Chair Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$13,473	$13,946
HR and Corporate Governance(3)	$11,549	$11,954
Science and Technology	—	—
Attendance Fees	No attendance fees	No attendance fees

(1)
Options vest quarterly over 1-year period spanning from July 1, 2022 to July 1, 2023.
(2)
Options vest quarterly over 1-year period spanning from May 1, 2021 to May 1, 2022.
(3)
Included in Lead Independent Director and Board Chair annual retainers.
(4)
The number of stock options awarded has been adjusted to give effect to the 10-for-1 consolidation of our common shares effected on February 1, 2023.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2022 for their service on our Board.

Director Compensation Table
	Fees earned or paid in cash
Name	Board Annual Cash Retainer (USD)	Committee Annual Cash Retainer (USD)	Attendance Fee (USD)	Option awards(1)(2)(8) (USD)	All other compensation (USD)		Total Compensation (USD)
Current Members
Simon Best(3)	103,937	13,473	—	6,358			123,768
Gary Bridger	57,743	26,947	—	51,666	180,000	(4)	316,356
Neil A. Klompas(5)	57,743	33,559	—	6,358	—		97,660
Alek Krstajic(6)	119,335	5,774	—	6,358	—		131,467
Eugene Siklos(7)	—	—	—	—	—		—
Timothy Steven Wach	57,743	25,022	—	6,358	—		89,123

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2022 in accordance with IFRS. See Note 17b of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our directors during the year ended December 31, 2022.

(2)
This amount represents the value of special stock option grants made to Dr. Bridger ($174,378) in 2022 in recognition for work performed beyond his duties as non-employee director.
(3)
Prof. Best is our Lead Independent Director and Chair of the HR and corporate governance committee.
(4)
This amount, paid in U.S. dollars, represents the compensation Dr. Bridger received pursuant to his consultancy agreement entered into in October 2019 with us, as amended from time to time.
(5)
Mr. Klompas is Chair of the audit, risk and finance committee.
(6)
Mr. Krstajic is the Chair of our board of directors and a member of the HR and corporate governance committee.
(7)
Mr. Siklos waived the compensation he is entitled to receive as director on our board of directors.
(8)
The following table indicates the number of option awards outstanding for each current and former director as of December 31, 2022. No share awards were provided to directors during the year ended December 31, 2022.

Name	Options Outstanding(i) (#)
Simon Best	9,072
Gary Bridger	14,885
Neil Klompas	4,885
Alek Krstajic	4,300
Eugene Siklos	—
Timothy Steven Wach	4,885

(i)
The number of stock options has been adjusted to give effect to the 10-for-1 consolidation of our common shares effected on February 1, 2023.

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

Board Diversity

The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Listing Rule 5605(f). Our previous year's disclosure can be found in our Annual Report on Form 20-F filed with the SEC on March 18, 2022. Each term used in the table has the meaning given to it in the rule and related instructions:

Board Diversity Matrix (as of December 31, 2022)
Total Number of Directors	#
	Female	Male	Non-Binary	Did not Disclose
Part I: Gender Identity
Directors		5		1
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		5
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background				1

The Company currently has no member of its board of directors who is Diverse within the meaning of Nasdaq Rule 5605(f)(2)(B). The Company believes that drawing from a broad range and variety of perspectives is beneficial to the Company's success and helps it achieve its objectives in terms of efficiency for the benefit of its shareholders. Therefore, the Company is committed to increasing the range and variety of perspectives of its directors and senior management over time and, as such, supports initiatives aimed at identifying candidates with a broad range and variety of skills, qualifications, capabilities, talents, insights and professional and life experiences. The Company has not adopted a written diversity policy or target quota relating to the identification and nomination of Diverse directors and members of senior management. Diversity encompasses gender, age, experience, education, ethnicity, religious and cultural backgrounds as well as other dimensions such as lifestyle choices and family responsibilities (the "Designated Groups"). The Company focuses on factors such as skills, qualifications, capabilities, insights, talents, personal attributes and professional and life experiences in the director and senior management identification and selection process. Recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that the Company requires to be most effective with regards to the Company's current and future plans and objectives, as well as anticipated regulatory and market developments. The Company must retain the flexibility to add qualified directors and senior management. While consideration of the number of individuals from Designated Groups who are members of the Board and members of senior management will continue to be a component of the selection process, the necessity of obtaining the right synergy and balance among directors and senior management so as to optimize the Company's ability to meet the challenges it faces is paramount.

Although there are currently no Diverse directors on our board of directors, the Company has always encouraged the representation of women on the Board. In the last eight years, the Company has had between one and three women on its Board. There are currently two women among the four senior executive officers of the Company (50%) [and 63% of our leadership positions are filled by women.

The Company’s commitment to diversity is further reflected in the Equal Opportunities Policy the Company adopted, which recognizes the Company’s commitment to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among its workforce, including at the highest level.

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
•
our process to identify and manage risks;
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

D. Employees.

As of December 31, 2022, we had 43 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by function.

	At December 31,
	2022	2021	2020
Function:
Research and development	26	25	163
Plasma collection centers	—	—	34
General and administrative	17	23	54
Total	43	48	251

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 7, 2023 for:

•
each beneficial owner of more than five percent (5%) of our outstanding common shares;
•
each of our executive officers;
•
each of our directors; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares that can be acquired within 60 days of March 7, 2023. The percentage ownership information shown in the table is based upon 3,104,222 common shares outstanding as of March 7, 2023.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of March 7, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in care of Liminal BioSciences Inc., 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4. The current address for Bruce Pritchard is Park Ground Floor, Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG and the current address for Nicole Rusaw is 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1.

Name and Address	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
5% or Greater Shareholders
Structured Alpha LP(1)	2,382,349		68.09
Executive Officers and Directors
Bruce Pritchard	*		*
Patrick Sartore	*		*
Marie Iskra	*		*
Nicole Rusaw	*		*
Simon Best	*		*
Gary J. Bridger	*		*
Neil A. Klompas	*		*
Alek Krstajic	*		*
Eugene Siklos	2,382,349	(3)	68.09	(3)
Timothy Wach	*		*
All current executive officers and directors as a group (9 persons)(2)(4)	100,892		3.3

___________________

* Represents beneficial ownership of less than 1%.

(1)
Consists of (a) 1,987,613 common shares and (b) 394,736 common shares that SALP has the right to acquire within 60 days following March 7, 2023 pursuant to the exercise of warrants. Thomvest Asset Management Ltd. is the general partner of SALP and may be deemed to beneficially own, have sole power to vote and sole power to dispose of these common shares. The address for SALP and Thomvest Asset Management Ltd. is 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2M8.
(2)
Consists of (a) 4,710 common shares and (b) 96,182 common shares that all officers and directors as a group have the right to acquire within 60 days following March 7, 2023 pursuant to the exercise of stock options.
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

As of March 7, 2023, approximately 10.44% of our outstanding common shares were held in the United States by 7 holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties. All of the transactions have been reviewed and approved by our board of directors or another independent committee of the board.

Tolling Agreement with Thomvest Asset Management Ltd and SALP

On October 1, 2021, we and SALP entered into a forbearance agreement whereby SALP agreed to forbear from seeking immediate payment of certain indemnity obligations pursuant to a subscription agreement entered into in 2019 (the "Indemnity Obligations") and from exercising certain of its rights and remedies relating thereto during the forbearance period ending in June 2022 on the terms and conditions set out in the Agreement (the "Forbearance Agreement"). The Forbearance Agreement expired on June 30, 2022 and the parties entered into a Tolling Agreement dated September 29, 2022 (the “Tolling Agreement”) to suspend the operation and avoid the expiry of any applicable limitation or prescription periods, whether statutory, equitable, contractual, under common or civil law or otherwise (the “Limitation Periods”), in respect of the Indemnity Obligations.

Consulting Services Agreement with Dr. Gary Bridger

On October 2, 2019, we entered into a Consulting Services Agreement with Dr. Gary Bridger, a member of our Board, to provide consulting services in addition to his duties as a Board director. The agreement was further extended until June 30, 2023.

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

Directors and Officers Liability Insurance

We maintain directors’ and officers’ liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of CAD20,000,000 (primary and excess liability insurance), subject to a general retention of CAD5,000,000 per loss, and includes specific exclusions, which are usually contained in insurance policies of this nature. We also maintain a concurrent excess liability insurance for the liability of our directors and officers arising out of the performance of their duties, with limits of liability of CAD7,500,000 and subject to specific exclusions which are usually contained in insurance policies of this nature.

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

The Company believes that the Plaintiffs’ claims are completely without merit and intends to vigorously defend itself. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on our operating results or financial performance. No provisions have been recorded in the consolidated financial statements in regard to these claims.

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

B. Memorandum and Articles of Association.

See Exhibit 2.1 to this Annual Report for a summary of certain material provisions of our articles of incorporation, as amended, bylaws, as amended, and certain related sections of the Canada Business Corporations Act. See Exhibit 1.1, 1.2 and 1.3 to this Annual Report for our articles of incorporation, as amended, and Exhibits 1.4, 1.5 and 1.6 for our bylaws, as amended.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting, as described below.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because a material weakness in internal control over financial reporting existed as of that date, as described below.

Material Weakness in Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting relating to the accounting for complex transactions. In our interim financial statements for the period ended March 31, 2022, June 30, 2022 and September 30, 2022, we incorrectly allocated net income to non-controlling shareholders. As a result, net loss attributable to the non-controlling shareholders was overstated with offsetting misclassifications between non-controlling interest and shareholders' deficit. The error did not result in an adjustment to previously reported net income or loss per share in any prior fiscal year.

This deficiency in internal controls relates to our controls regarding the accounting analysis of complex transactions, which was in the process of being remediated as disclosed in the 2021 Annual Report (as defined below). In this particular instance, we acquired the non-controlling interests of our subsidiary, Pathogen Removal Diagnostic Technologies Inc. This acquisition was not in the ordinary course of business and required significant analysis and research by the Finance team. Due to the then-complex structure of the Finance team, the accounting analysis for this transaction was incomplete and did not go through an exhaustive internal review. As shown in the Summary of Consolidated Quarterly Results contained in Item 5A of this Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

As previously disclosed, during the preparation of our consolidated financial statements for the year ended December 31, 2021, management identified a material weakness in our internal control over financial reporting related to the carrying value of our held-for-sale assets at September 30, 2021 and the net loss from discontinued operations for the nine months ended September 31, 2021. As disclosed in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”), the financial statements for the period ended September 30, 2021 contained a misstatement in the carrying value of the held-for-sale assets relating to the sale of PBT, a transaction that was not in the ordinary course of business and required significant analysis and research by the Finance team, in addition to the extra workload required for presenting the divested or soon to be divested subsidiaries as discontinued operations. This situation, coupled with the fact that the third quarter financial reporting process was conducted without a CFO from September 3, 2021, exacerbated the resource challenge within the Finance team. Consequently, the accounting analysis for this complex transaction was incomplete and did not go through an exhaustive internal review. Accordingly, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of the 2021 Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021.

Remediation Plan

Our remediation plan initially included reviewing our quarterly and year-end close timetables to ensure any subsequent complex accounting matters were given priority and allocated the appropriate resources. In addition, we hired a CFO to lead and build out the Finance team’s expertise and bandwidth. During the fourth quarter of fiscal 2022, our CFO restructured the Finance team to further optimize and simplify the reporting structure, which is expected to improve operating and reporting efficiencies. Management believes the Finance team is now better structured and more aligned with the Company's current operations and believes the current control environment is better suited for the size of the Company and for accounting and financial reporting practices going forward.

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

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that all the members of our audit, risk and finance committee qualify as “audit committee financial experts” as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq. All of the members of the audit, risk and finance committee are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Capital Market.

Item 16B. Code of Ethics.

We have adopted a Code of Ethics and Business Conduct, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.liminalbiosciences.com.

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP, from Oakville, Canada, (PCAOB identification #271) has served as our independent registered public accounting firm for the 2022 and 2021 under PCAOB standards.

Our accountant billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	(thousands of Canadian dollars)
	2022	2021
Audit Fees	$455,000	$647,719
Audit-Related Fees	31,150	131,066
Tax Fees	—	—
Other Fees	—	39,900
Total	$486,150	$818,685

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-56 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation of Liminal BioSciences Inc., as amended.	Form S-8	333-235692	4.1	12/23/2019
1.2	Certificate of Amendment of Liminal BioSciences Inc. dated October 12, 2021 changing its Registered Office Address	Form 6-K	001-39131	99.1	10/13/2021
1.3	Certificate of Amendment of Liminal BioSciences Inc. dated January 25, 2023	Form 6-K	001-39131	99.1	02/02/2023
1.4	By-Law No. 1 of Liminal BioSciences Inc., as amended and currently in effect.	Form S-8	333-235692	4.2	12/23/2019
1.5	By-Law No. 2 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.3	12/23/2019
1.6	By-Law No. 3 of Liminal BioSciences Inc., as currently in effect.	Form S-8	333-235692	4.4	12/23/2019
2.1*	Description of Securities
4.1†	Amended and Restated Stock Option Plan, dated May 10, 2017	Form 40-F	001-39131	99.59	11/12/2019
4.2†	Amended and Restated Stock Option Plan, dated June 7, 2018	Form 40-F	001-39131	99.61	11/12/2019
4.3†	Restricted Share Unit Plan, dated May 6, 2009	Form 40-F	001-39131	99.60	11/12/2019
4.4†	Restricted Share Unit Plan, dated May 9, 2018	Form 40-F	001-39131	99.62	11/12/2019
4.5†	Omnibus Incentive Plan, dated May 7, 2019	Form 40-F	001-39131	99.125	11/12/2019
4.6	Restructuring Agreement between Structured Alpha LP, Prometic Life Sciences Inc., Prometic Biotherapeutics Inc., Prometic Bioseparations Ltd, Prometic Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Prometic Pharma SMT Holdings Limited, Prometic Pharma SMT Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated April 15, 2019	Form 40-F	001-39131	99.70	11/12/2019
4.7	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.71	11/12/2019
4.8	Private Placement Subscription Agreement, dated April 15, 2019	Form 40-F	001-39131	99.67	11/12/2019
4.9	Share Purchase Agreement, among Liminal BioSciences Inc. and Gamma Biosciences GP LLC, dated November 3, 2019	Form 6-K	001-39131	99.1	11/18/2019
4.10#	Share Purchase Agreement, dated as of July 17, 2020, among the Registrant and the investors listed therein.	Form F-1/A	001-39131	4.6	09/14/2020
4.11	First Amending Agreement dated November 10, 2021 to the Share Purchase Agreement dated July 17, 2020, among Liminal BioSciences Inc. and the investors listed therein	Form 6-K	001-39131	99.1	11/10/2021
4.12#	Amended and Restated License Agreement between Fairhaven Pharmaceuticals Inc., The Royal Institution of the Advancement of Learning/McGill University and Florida Institute of Technology, Inc., dated May 16, 2018	Form 20-F	001-39131	4.36	03/24/2021
4.13	Securities Purchase Agreement dated October 29, 2020, by and among the Company and the Purchasers	Form 6-K	001-39131	99.1	11/02/2020

4.14	Amendment No.1 to Securities Purchase Agreement dated November 25, 2020, by and among the company and the Purchasers	Form 6-K	001-39131	99.1	11/27/2020
4.15	Registration Rights Agreement, dated October 29, 2020, by and among the Company and the Purchasers	Form 6-K	001-39131	99.2	11/02/2020
4.16	Form of Warrant to Purchase Common Shares	Form 6-K	001-39131	99.3	11/02/2020
4.17#	Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated May 14, 2021	Form 6-K	001-39131	99.2	05/21/2021
4.18#	Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated June 22, 2021	Form 6-K	001-39131	99.2	06/25/2021
4.19#	First Amending Agreement dated September 29, 2021 to the Share Purchase Agreement between Liminal BioSciences Inc. and Kedrion S.p.A. dated June 22, 2021	Form 6-K	001-39131	99.1	10/04/2021
4.20#	Royalty Stream Agreement between Liminal BioSciences Inc. and Innovon Pharmaceutiques Inc. dated January 26, 2022	Form 20-F	001-39131	4.20	03/18/2022
8.1*	List of subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL and contained in Exhibit 101

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Liminal BioSciences Inc. if publicly disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Liminal BioSciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Liminal BioSciences Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, statements of comprehensive income (loss), statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from continuing operations and has a net deficit, and negative cash outflows from operating activities, and has stated that these events or conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada March 14, 2023

We have served as the Company’s auditor since 2019.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	December 31,	December 31,
	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$37,144	$108,490
Accounts receivable	1,177	1,068
Prepaids	2,997	5,071
Total current assets	41,318	114,629

Other long-term assets (note 8)	243	362
Capital assets (note 9)	4,344	5,483
Right-of-use assets (note 10)	1,146	1,609
Intangible assets (note 11)	3,240	3,516
Deferred tax assets (note 24)	168	454
Total assets	$50,459	$126,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 12)	$5,968	$7,343
Current portion of lease liabilities (note 13)	735	7,194
Current portion of provision (note 14)	3,400	3,957
Total current liabilities	10,103	18,494

Long-term portion of lease liabilities (note 13)	752	15,277
Long-term portion of provision (note 14)	3,290	18,238
Warrant liability (note 15)	106	1,754
Long-term debt (note 16)	—	38,311
Other long-term liabilities	—	98
Total liabilities	$14,251	$92,172

EQUITY
Share capital (note 17a)	$979,849	$979,849
Contributed surplus (note 17b)	45,973	44,109
Warrants (note 17c)	95,856	95,856
Accumulated other comprehensive loss	(3,169)	(3,010)
Deficit	(1,082,301)	(1,074,167)
Equity attributable to owners of the parent	36,208	42,637
Non-controlling interests (note 18)	—	(8,756)
Total equity	$36,208	$33,881
Total liabilities and equity	$50,459	$126,053

Going concern (note 1), Commitments (note 28), Subsequent event (note 31)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

Year ended December 31	2022	2021	2020
Revenues	$401	$643	$724

Expenses
Research and development expenses	15,298	18,347	14,234
Administration expenses	17,866	31,928	32,619
Gain on foreign exchange	(2,964)	(1,397)	(35)
Finance costs (note 21)	1,078	6,330	2,899
Loss (gain) on extinguishment of liabilities (note 16)	212	(75)	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 15)	(1,648)	(9,886)	(850)
Impairment losses (note 23)	—	341	1,087
Loss from continuing operations before income taxes	$(29,441)	$(44,945)	$(49,230)

Current income tax	$(811)	$—	$(144)
Deferred income tax	286	118	(65)
Income tax expense (recovery) on continuing operations (note 24)	(525)	118	(209)
Net loss from continuing operations	$(28,916)	$(45,063)	$(49,021)

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes $nil (note 6)	(600)	140,403	3,380
Income (loss) from discontinued operations, net of taxes (note 6)	30,138	(83,127)	(73,116)
Total income (loss) from discontinued operations	29,538	57,276	(69,736)
Net income (loss)	$622	$12,213	$(118,757)

Net income (loss) attributable to:
Non-controlling interests in continuing operations (note 18)	$122	$(669)	$(832)
Owners of the parent
- Continuing operations	(29,038)	(44,394)	(48,189)
- Discontinued operations	29,538	57,276	(69,736)
	$500	$12,882	$(117,925)
Net income	$622	$12,213	$(118,757)

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(9.36)	$(14.72)	$(19.72)
From discontinued operations	9.52	18.99	(28.53)
Total income per share	$0.16	$4.27	$(48.25)
Weighted average number of outstanding shares (in thousands)	3,104	3,016	2,444

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of Canadian dollars except for per share amounts)

Year ended December 31	2022	2021	2020
Net income (loss)	$622	$12,213	$(118,757)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(159)	20	104
Exchange differences on translation of foreign operations from discontinued operations	—	(140)	149
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 6)	—	(44)	—
Total other comprehensive income (loss)	$(159)	$(164)	$253
Total comprehensive income (loss)	$463	$12,049	$(118,504)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$122	$(669)	$(832)
Owners of the parent
- Continuing operations	(29,197)	(44,374)	(48,085)
- Discontinued operations	29,538	57,092	(69,587)
Total comprehensive income (loss)	$463	$12,049	$(118,504)

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	—	—	—	—	(117,925)	(117,925)	(832)	(118,757)
Foreign currency translation reserve	—	—	—	253	—	253	—	253
Issuance of shares (note 17a)	31,755	—	—	—	—	31,755	—	31,755
Share-based payments expense (note 17b)	—	6,234	—	—	—	6,234	—	6,234
Exercise of stock options (note 17b)	167	(85)	—	—	—	82	—	82
Shares issued pursuant to restricted share units plan (note 17b)	9,764	(9,764)	—	—	—	—		—
Share-based compensation paid in cash (note 17b)	—	(40)	—	—	—	(40)	—	(40)
Issuance of warrants (note 17c)	—	—	2,623	—	—	2,623	—	2,623
Share issuance cost	—	—	—	—	(2,073)	(2,073)	—	(2,073)
Exercise of warrants (note 17c)	2,624	—	(2,623)	—	—	1	—	1
Balance at December 31, 2020	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net income (loss)	—	—	—	—	12,882	12,882	(669)	12,213
Foreign currency translation reserve	—	—	—	(120)	—	(120)	—	(120)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 6)	—	—	—	(44)	—	(44)	—	(44)
Share-based payments expense (note 17b)	—	4,252	—	—	—	4,252	—	4,252
Share-based compensation paid in cash (note 17b)	—	(20)	—	—	—	(20)	—	(20)
Shares issued upon conversion of debt (note 16)	2,588	—	—	—	—	2,588	—	2,588
Balance at December 31, 2021	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net income	—	—	—	—	500	500	122	622
Foreign currency translation reserve	—	—	—	(159)	—	(159)	—	(159)
Share-based payments expense (note 17b)	—	1,864	—	—	—	1,864	—	1,864
Effect of changes in the ownership of a subsidiary on non-controlling interests (note 18)	—	—	—	—	(8,634)	(8,634)	8,634	—
Balance at December 31, 2022	979,849	45,973	95,856	(3,169)	(1,082,301)	36,208	—	36,208

The accompanying notes are an integral part of the consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Years ended December 31	2022	2021	2020
Cash flows used in operating activities
Net loss from continuing operations during the year	$(28,916)	$(45,063)	$(49,021)
Net income (loss) from discontinued operations during the year	29,538	57,276	(69,736)

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	(16,984)	4,317	8,307
Gain from disposition of capital and intangible assets	(2,345)	(6)	(15)
Non-cash issuance of warrants (note 16)	—	—	2,228
Loss (gain) on sale of discontinued operations (note 6)	600	(140,403)	(3,380)
Change in fair value of financial instruments measured at fair value through profit or loss (note 15)	(1,648)	(9,886)	(850)
Impairment losses (note 23)	—	1,752	20,859
Deferred income taxes (note 24)	286	118	—
Loss on extinguishment of liabilities (note 16)	212	(75)	(79)
Provision expense (note 14)	(15,505)	22,367	—
Share-based payments expense (note 17b)	1,864	4,232	6,194
Depreciation of capital assets	325	1,368	2,779
Depreciation of right-of-use assets	508	1,013	4,578
Amortization of intangible assets	287	1,963	1,090
	(31,778)	(101,027)	(77,046)
Change in non-cash working capital items	(42)	1,424	1,129
	$(31,820)	$(99,603)	$(75,917)
Cash flows (used in) from financing activities
Proceeds from share issuances (with or without warrants) (note 17a)	—	—	39,960
Proceeds from long-term debt (with or without warrants) (note 16)	—	—	31,533
Repayment of principal on long-term debt (note 16)	(39,123)	—	(165)
Repayment of interest on long-term debt (note16)	—	(3,945)	(1,879)
Exercise of options (note 17b)	—	—	82
Proceeds from exercise of pre-funded warrants (note 17c)	—	—	1
Payments of principal on lease liabilities (note 13)	(4,711)	(3,241)	(7,069)
Payment of interest on lease liabilities (note 13)	(1,571)	(1,080)	(2,098)
Debt, share and warrants issuance and repayment costs	(41)	(158)	(2,960)
	$(45,446)	$(8,424)	$57,405
Cash flows from investing activities
Additions to capital assets	(13)	(293)	(966)
Additions to intangible assets	(6)	(170)	(1,080)
Proceeds from sale of discontinued operations business (note 6)	—	173,357	4,555
Proceeds from disposal of capital assets from discontinued operations (note 6)	3,179	—	—
Transaction costs paid relating to the sale of discontinued operation business	—	(2,492)	(787)
Proceeds from disposal of capital assets	—	52	133
Release of restricted cash	—	165	—
Interest received	659	73	450
	$3,819	$170,692	$2,305

Net change in cash and cash equivalent during the year	(73,447)	62,665	(16,207)
Net effect of currency exchange rate on cash and cash equivalents	2,101	750	(3)
Cash, beginning of year	108,490	45,075	61,285
Cash and cash equivalents, end of the period	$37,144	$108,490	$45,075
Comprising of:
Cash	37,143	108,490	45,075
Cash equivalents	1	—	—
	$37,144	$108,490	$45,075

Cash flows from discontinued operations presented in note 6

The accompanying notes are an integral part of the consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

1. Nature of operations and going concern

Liminal BioSciences Inc., or Liminal or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded development stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using its drug discovery platform and data driven approach. The Company currently has two development programs: a GPR84 antagonist program for which a lead product candidate, LMNL 6511 has been nominated and for which an Investigational New Drug or IND and Clinical Trial Application or CTA enabling work has commenced, and an OXER1 antagonist program, both of which are each at the preclinical stage.

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

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these audited annual consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The consolidated financial statements for the year ended December 31, 2022 are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the year ended December 31, 2022, the Company incurred a net loss from continuing operations of $28.9 million ($45.1 million for the year ended December 31, 2021) and had negative operating cash flows, including continuing and discontinued operations, of $31.8 million ($99.6 million for the year ended December 31, 2021). At December 31, 2022, the Company had an accumulated deficit of $1,082.3 million ($1,074.2 million at December 31, 2021) and a working capital of $31.2 million ($96.1 million at December 31, 2021).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

With Liminal’s discontinuation of the development of its small molecule product candidate, fezagepras, in July 2022, Liminal’s main activities relate to the development of small molecule product candidates. The Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regard to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt or equity, and the Company's ability to conclude such financing transactions at an acceptable cost. The need to complete financing transactions in the future is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, selling non-core assets or other sources.

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

The Company currently expects that its existing resources will be sufficient to fund its planned operations and expenditures into the first quarter of Fiscal 2024.

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

2. Material accounting policies

Statement of compliance

These audited annual consolidated financial statements for the year ended December 31, 2022, or consolidated financial statements, have been prepared in accordance with IFRS as issued by the IASB and were approved by the Board of Directors on March 14, 2023.

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, ($ or CAD) which is also the Company’s functional currency. The use of other currencies will be specified.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Basis of consolidation

The consolidated financial statements include the accounts of Liminal BioSciences Inc., and those of its subsidiaries. The Company’s subsidiaries at December 31, 2022, 2021 and 2020 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by group
			2022	2021	2020
Fairhaven Pharmaceuticals Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%	100%
Liminal R&D BioSciences Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%	100%
Liminal BioSciences Holdings Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Liminal BioSciences Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Pharma SMT B.V	Small molecule therapeutics	Amsterdam, Netherlands	nil2)	100%	100%
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	nil1)	nil1)	100%
Prometic Plasma Resources Inc.	Plasma-derived therapeutics	Winnipeg, Canada	nil1)	nil1)	100%
Telesta Therapeutics Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%	100%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%	73%
Prometic Biotherapeutics Inc.	Plasma-derived therapeutics	Delaware, U.S.	nil1)	nil1)	100%
Prometic Plasma Resources USA Inc.	Plasma-derived therapeutics	Delaware, U.S.	nil1)	nil1)	100%
Prometic Biotherapeutics Ltd	Plasma-derived therapeutics	Cambridge, United Kingdom	100%	100%	100%
Prometic Biotherapeutics B.V.	Plasma-derived therapeutics	Amsterdam, Netherlands	nil2)	100%	100%
Pathogen Removal and Diagnostic Technologies Inc.	Corporate	Delaware, U.S.	100%	77%	77%

1) Entity sold in 2021 as part of our divestment of the plasma-derived therapeutics segment.

2) Entity deregistered from the Business Register in 2022.

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

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Financial instruments

Recognition and derecognition

Financial instruments are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual obligations of the instrument. On initial recognition, financial instruments are recognized at their fair value plus, in the case of financial instruments not at fair value through profit or loss, or FVPL, transaction costs that are directly attributable to the acquisition or issue of financial instruments. Financial assets are subsequently derecognized when payment is received in cash or other financial assets or if the debtor is discharged of its liability.

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

The classification of financial asset debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Assets that are held to collect contractual cash flows where those cash flows solely represent payments of principal and interest are measured at amortized cost. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVPL. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVPL.

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

December 31, 2022

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

December 31, 2022

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

December 31, 2022

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

December 31, 2022

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

December 31, 2022

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

December 31, 2022

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

Share-based compensation - On March 23, 2020, the board of directors of the Company approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 17b. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, management evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. Management further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. Management concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $152.10 and a final calculation to determine the incremental fair value of the repriced options was performed.

Estimates and assumptions

COVID-19 – The impact of the COVID-19 pandemic on the financial statements for years ended December 31, 2022 and 2021 has been limited. During a portion of 2021, the Company was eligible for salary and rent subsidy programs from the Government of Canada under which it submitted claims (note 21). As of the date of these consolidated financial statements, there are no subsidy programs to which the Company is eligible.

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

In determining the fair value of the warrants issued in November 2020 (note 15), which are presented as a warrant liability in the consolidated statement of financial position and considered to be a level 3 measurement, the Company made assumptions on unobservable inputs used in the valuation model that have an important impact on the resulting fair value computed.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

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

Assessing the recoverable amount of long-lived assets - The Company evaluates the recoverable value of long-lived assets when indicators of impairment arise or as part of the annual impairment test, if there are intangible assets not yet available for use. The recoverable value is the higher of the value in use and the fair value less costs of disposal, or FVLCD.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

When determining the FVLCD for its CGU plasma-derived product Ryplazim® (plasminogen) or Ryplazim® (note 6), significant estimates made included amongst others, the outcome of the exercise it had undertaken in evaluating the potential alternatives for the Ryplazim® CGU, including the probability of completing a sale or closing those activities; the operating cash outflows to support those operations until one of the alternative strategies was executed; the outcome of the FDA review of the Company’s Biological License Application, or BLA for its Ryplazim® product candidate and the timing of completion of the review; if the Company would be able to benefit from the monetization of a Priority Review Voucher, if received, and what would be the amount received upon its monetization; and whether some assets, liabilities and commitments could potentially be excluded from the activities sold and for those commitments that could be retained, the possibility of reducing those commitments and what would be their settlement amount. A 10% change in the probability weighted terminal value would have impacted the impairment recorded on the Ryplazim® CGU by $ 3,638.

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

4. Change in standards, interpretations and accounting policies

a) Adoption of new accounting standards

The accounting policies used in these annual consolidated financial statements are consistent with those applied by the Company in its December 31, 2021 and 2020 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company since January 1, 2021 as described below.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Amendments to IFRS 3, Business Combinations or IFRS 3

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment was adopted as of January 1, 2021 and had no impact on the financial statements for the years ended December 31, 2022 and 2021 since the Company has not benefited from COVID-19 related rent concessions.

Amendment to IAS 1, Presentation of Financial statements or IAS 1 - IAS 1 has been revised to require the disclosure of material accounting policies rather than significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The Company early adopted these amendments, and consequential amendments to other standards, for its annual audited financial statements for the year ended December 31, 2022 resulting in a reduction of its accounting policy disclosure in note 2 - Material accounting policies.

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The adoption of these amendments had no impact on the computation of the provision.

Amendment to IFRS 9 Financial Instruments (IFRS 9) - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The adoption of the amendment had no impact on the financial statements and will be applied to financial liabilities that are modified after the date of adoption.

Amendments to IAS 12, Income taxes (IAS 12) - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company early adopted these amendments for its annual financial statements for the year ended December 31, 2022, which mainly affect the Company’s accounting for deferred tax assets and deferred tax liabilities pertaining to right of use assets and lease liabilities. There will be little to no effect on the amounts reported in the consolidated statements of financial position or the consolidated statements of operations, since only a small portion of the Company’s deferred tax assets are being recognized based on their current potential to be recovered with future tax profits. Note 24 - Income taxes note disclosures will be affected as the deferred tax assets and liabilities pertaining to the leases will no longer be presented on a net basis.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

b) New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. The Company concluded that these amendments will not have an impact on its financial statements at the date of adoption and for the comparative periods.

Amendments IAS 1, Presentation of Financial Statements (IAS 1) - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. The Company concluded that these amendments will not have an impact on its financial statements at the date of adoption and for the comparative periods.

5. Acquisition of Fairhaven Pharmaceuticals Inc.

Pursuant to a share purchase agreement, or SPA, dated July 17, 2020, the Company acquired 100% of the issued and outstanding common shares of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists. As consideration for the acquisition, the Company issued 202,308 common shares. Upon achievement of certain pre-determined research and development milestones prior to July 17, 2025, the Company may be obligated to make additional payments in the form of common shares totaling up to $4,374. The number of shares to be issued, if any, upon completion of a milestone, will be calculated using the five-trading day volume weighted average trading price, or VWAP, of the Company’s common shares on Nasdaq prior to the achievement of such milestone events.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The consideration paid and the allocation thereof to the net assets acquired were as follows:

Cost of acquisition
Fair value of common shares issued	$3,441
Cash payment	50
Total consideration paid	$3,491
Transaction fees	308
Total cost of acquisition	$3,799

Net assets acquired
Current assets	$217
Licenses and other rights (note 11)	3,796
Current liabilities	(214)
Total net assets acquired	$3,799

6. Discontinued operations

The Company entered into various agreements, including two share purchase agreement(s), or SPA(s), in 2021 for the sale of businesses and assets that were no longer part of its core strategy. In 2022, the Company has terminated a legacy agreement with a Contract Development Manufacturing Organization, of CDMO, relating to its previously owned plasma-derived therapeutics business, and continues to take steps towards the divestment of non-core assets.

Discontinued operations for the periods presented in the consolidated financial statements comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities, assets and liabilities:

•
four subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT), which were formerly part of the plasma-derived therapeutics segment and which were sold, together with the Priority Review Voucher (PRV), in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, which operations have ceased;
•
the obligations towards a CDMO it retained upon the sale of the plasma derived business; and
•
the operating costs and the gain on disposition of the Labrosse facility, located in Pointe-Claire, Québec in December 2022.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain (loss) on sale of discontinued operations.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The sale of PPR and PPR USA, the plasma collection centers, to Kedrion S.p.A., or Kedrion, closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement, or Option, which granted Kedrion the right to acquire the Ryplazim® business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim® business was signed on June 2, 2021, with the sale of PBP subsequently closing on July 9, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and the operating costs of PBP until that date. On August 6, 2021, PBT entered into a definitive agreement for the sale of the PRV for proceeds of USD 105 million. The sale of the PRV closed on September 28, 2021 with Liminal receiving $130,966 (net of selling costs of $1,891). The sale of PBT closed on October 15, 2021.

As part of the SPAs signed with Kedrion, the Company may be required to indemnify the buyer if certain events occur following the closing of each sale transaction, subject to contractual limitations on such indemnifications. The buyer has notified us of potential claims for indemnification since the transactions originally closed which are still under evaluation. Estimates of potential payments and actual payments, if any, are/will be recorded against the gain on sale of discontinued operations, in the period an indemnification obligation becomes known.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

In August 2022, Liminal entered into an agreement for the termination of its legacy CDMO agreement which resulted in the immediate termination of the agreement, and all obligations associated therewith in return for payments totaling $18,000. A first payment of $11,200 was made upon execution of the agreement and covered past sums due to the date of termination. The Company paid $3,400 in January 2023 and the remaining $3,400 will be payable in January 2024. The CDMO agreement is accounted for in part as a lease (note 13) and an onerous contract provision (note 14) and the termination agreement resulted in the extinguishment of the entire lease liability and the recognition of a gain on modification of a liability, included in financing costs from discontinued operations of $16,019 and a reversal in the provision of $10,741, included in research and development expenses from discontinued operations.

The Labrosse facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale during the quarter ended March 31, 2022 at a carrying amount of $829. The Labrosse facility was sold in December 2022 resulting in a recognition of a gain of $2,345 on disposition of capital assets from discontinued operations.

Gain on sale of subsidiaries

The details of the gain on sale of subsidiaries during the years ended December 31, 2022, 2021 and 2020 is provided in the table below:

Year ended December 31	2022	2021	2020
Sale of bioseparation business
Proceeds received	$—	$—	$3,380
Less:
Carrying amount of net assets sold	—	—	—
Transaction costs	—	—	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	—	—
Gain on sale of bioseparation business	$—	$—	$3,380

Sale of plasma collection centers
Proceeds received	$—	$13,570	$—
Less:
Carrying amount of net assets sold	—	10,849	—
Transaction costs	—	204	—
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	(44)	—
Gain on sale of plasma collection centers	$—	$2,561	$—

Sale of Ryplazim business
Proceeds received	$—	$159,787	$—
Less:
Carrying amount of net assets sold	—	19,541	—
Indemnification adjustments	600	116	—
Transaction costs	—	2,288	—
Gain (loss) on sale of Ryplazim business	$(600)	$137,842	$—
Gain (loss) on sale of discontinued operations, net of income taxes $nil	$(600)	$140,403	$3,380

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

During the year ended December 31, 2022, the Company recorded an indemnification adjustment expense of $600, in connection with a disputed research and development tax credit claim with a taxation authority.

The carrying amounts of the assets and liabilities of the entities sold during the year ending December 31, 2021, as part of the sale of the plasma collection centers and the Ryplazim® business, on the dates control of the entities were transferred to the buyer, are as follows:

	Plasma collection centers	Ryplazim business
Accounts receivable	137	1,879
Inventories	8,441	4,640
Prepaids	21	399
Other long-term assets	54	50
Capital assets	2,376	9,304
Right-of-use assets	2,000	3,795
Intangible assets	1,092	7,277
Total assets	$14,121	$27,344

Accounts payable and accrued liabilities	639	2,887
Current portion of lease liabilities	665	986
Long-term portion of lease liabilities	1,968	3,930
Total liabilities	$3,272	$7,803
Net assets sold	$10,849	$19,541

Results and cash flows from discontinued operations

The net loss from discontinued operations for the years ended December 31, 2022, 2021 and 2020 are presented below:

Year ended December 31	2022	2021	2020
Revenues	$15	$949	$2,593

Expenses
Cost of sales and other production expenses	—	1,465	1,868
Research and development expenses 1) 2)	(11,825)	76,733	42,757
Administration expenses	83	2,360	5,933
Impairments	—	1,411	19,772
Gain on foreign exchange	(17)	(136)	(633)
Finance costs	(16,019)	2,242	6,083
Gain on disposal of capital assets	(2,345)	—	—
Gain on extinguishment of liabilities	—	—	(79)
Income (loss) from discontinued operations, net of income taxes	$30,138	$(83,126)	$(73,108)
Current income tax (note 24)	—	1	8
Net loss from discontinued operations	$30,138	$(83,127)	$(73,116)

1) Research and development expense (income) includes expenses (income) recognized in regard to a provision relating to an agreement with a CDMO. The expense (income) results from changes to the discounted value of the provision caused by increases/decreases in expected payments, including the impact of the termination agreement, and increases in the annual inflation rate that exceed 3%, and by changes in the discount rates used to calculate the net present value of the provision.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

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

At September 30, 2021, the carrying amount of the net assets of PBT, presented as assets of disposal group held for sale, exceeded the amount of the proceeds to be received upon the closing of the sale transaction that occurred on October 15, 2021. As assets held for sale must be carried at the lower of their carrying amount or their fair value less cost to sell, an impairment of $1,389 was recorded on the intangible assets during the quarter ended September 30, 2021 (note 12).

At the beginning of 2021, the Company announced it had undertaken to evaluate potential alternatives aimed at minimizing the plasma-derived therapeutics segment cash burn which may result in divestment in whole or part of this business, or other courses of action including but not limited to the closure of the Ryplazim® related operations, in order to focus our resources on the small molecules segment. As the capital, intangible and ROU assets in the Ryplazim® CGU were no longer to be used as originally planned, management proceeded to review them for impairment and writing them down to their net recoverable value determined as the FVLCD using a market approach. The Ryplazim® CGU includes the assets involved in production, R&D and commercialization activities relating to the Ryplazim® product candidate that was yet to receive regulatory approval for commercialization. The Ryplazim® CGU evaluated excluded the assets pertaining to the plasma collection activities since these could generate distinct cash inflows and could have been potentially divested separately from the Ryplazim® assets. The plasma collection assets were not considered impaired.

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of subsidiaries for the years ended December 31, 2022, 2021 and 2020 are presented in the following table:

Year ended December 31	2022	2021	2020
Cash flows from (used in) operating activities 1)	$(5,482)	$(43,089)	$8,015
Cash flows used in financing activities	(5,500)	(3,470)	(7,943)
Cash flows from (used in) investing activities	3,179	171,225	(729)
Net effect of currency exchange rate on cash	—	(30)	76
Cash flows (used) generated during the year	$(7,803)	$124,636	$(581)
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

7. Accounts receivable and others

	December 31,	December 31,
	2022	2021
Trade receivables	$249	$229
Tax credits and government grants receivable	330	—
Sales taxes receivable	250	280
Other receivables	348	559
	$1,177	$1,068

8. Other long-term assets

	December 31,	December 31,
	2022	2021
Long-term deposits	$30	$30
Tax credits receivable	213	332
	$243	$362

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

9. Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2021	$4,567	$7,349	$29,904	$3,365	$45,185
Additions	—	—	99	13	112
Disposals	—	(399)	(1,516)	(306)	(2,221)
Sold - discontinued operations (note 6)	—	(6,324)	(21,525)	(2,256)	(30,105)
Effect of foreign exchange differences	—	(107)	(45)	(9)	(161)
Balance at December 31, 2021	$4,567	$519	$6,917	$807	$12,810
Additions	—	—	—	13	13
Disposals	(982)	—	(22)	(73)	(1,077)
Effect of foreign exchange differences	1	—	—	—	1
Balance at December 31, 2022	$3,586	$519	$6,895	$747	$11,747

Accumulated depreciation
Balance at January 1, 2021	$804	$2,901	$20,208	$2,481	$26,394
Depreciation expense	195	268	662	243	1,368
Disposals	—	(400)	(1,301)	(306)	(2,007)
Impairments (note 6)	—	—	22	—	22
Sold - discontinued operations (note 6)	—	(2,400)	(14,281)	(1,744)	(18,425)
Effect of foreign exchange differences	—	(12)	(7)	(6)	(25)
Balance at December 31, 2021	$999	$357	$5,303	$668	$7,327
Depreciation expense	170	33	59	63	325
Disposals	(152)	—	(25)	(73)	(250)
Effect of foreign exchange differences	1	—	—	—	1
Balance at December 31, 2022	$1,018	$390	$5,337	$658	$7,403

Carrying amounts
At December 31, 2022	$2,568	$129	$1,558	$89	$4,344
At December 31, 2021	3,568	162	1,614	139	5,483

Impairment losses of $nil, $22 and $665 were recorded on capital assets that were part of the discontinued operations (note 6) during the years ended December 31, 2022, 2021 and 2020, respectively.

The depreciation expense for the year ended December 31, 2020 was $2,779.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

10. Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Balance at January 1, 2021	$8,086	$426	$45	$8,557
Lease modifications and other remeasurements	3	(53)	(2)	(52)
Depreciation expense	(906)	(95)	(12)	(1,013)
Sold - discontinued operations (note 6)	(5,497)	(272)	(26)	(5,795)
Effect of foreign exchange differences	(77)	(6)	(5)	(88)
Net book value at December 31, 2021	$1,609	$—	$—	$1,609
Lease modifications and other remeasurements	45	—	—	45
Depreciation expense	(508)	—	—	(508)
Net book value at December 31, 2022	$1,146	$—	$—	$1,146

The depreciation expense for the year ended December 31, 2020 was $4,578.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

11. Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2021	$162,064	$6,783	$3,306	$172,153
Additions (note 5)	—	114	(1)	113
Sold - discontinued operations (note 6)	(15,006)	(1,403)	(2,963)	(19,372)
Disposals	(1,300)	(61)	(33)	(1,394)
Effect of foreign exchange differences	1	(2)	(19)	(20)
Balance at December 31, 2021	$145,759	$5,431	$290	$151,480
Additions	—	—	6	6
Disposals	—	—	(31)	(31)
Sold - discontinued operations (note 6)	—	—	—	—
Effect of foreign exchange differences	—	46	—	46
Balance at December 31, 2022	$145,759	$5,477	$265	$151,501

Accumulated amortization
Balance at January 1, 2021	$150,592	$4,365	$1,704	$156,661
Amortization expense	316	1,248	399	1,963
Disposals	(1,298)	(51)	(34)	(1,383)
Impairments (notes 6, 23)	1,389	341	—	1,730
Sold - discontinued operations (note 6)	(8,698)	(533)	(1,772)	(11,003)
Effect of foreign exchange differences	16	(13)	(7)	(4)
Balance at December 31, 2021	$142,317	$5,357	$290	$147,964
Amortization expense	245	41	1	287
Disposals	—	—	(31)	(31)
Effect of foreign exchange differences	—	41		41
Balance at December 31, 2022	$142,562	$5,439	$260	$148,261

Carrying amounts
At December 31, 2022	$3,197	$38	$5	$3,240
At December 31, 2021	3,442	74	—	3,516

Impairment losses of $nil, $341 and $1,087 were recorded on certain licenses and patents pertaining to continuing operations (note 6) during the years ended December 31, 2022, 2021 and 2020, respectively, while impairment losses of $nil, $1,389 and $480 were recorded on intangible assets pertaining to discontinued operations during the years ended December 31, 2022, 2021 and 2020, respectively.

The amortization expense for the year ended December 31, 2020 was $1,090.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

12. Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021
Trade payables	$3,403	$5,762
Wages and benefits payable	1,651	1,297
Indemnification payable (note 6)	716	113
Current portion of royalty payment obligation (note 17)	—	25
Current portion of other employee benefit liabilities (note 17)	198	146
	$5,968	$7,343

13. Lease liabilities

The transactions affecting the lease liabilities during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance at January 1	$22,471	$33,452
Interest expense	1,081	3,754
Payments	(6,282)	(4,321)
Derecognized - discontinued operations (note 6)	—	(7,549)
Lease modification and other remeasurements	(15,974)	(2,588)
Effect of foreign exchange differences	191	(277)
Balance at December 31	$1,487	$22,471
Less current portion of lease liabilities	(735)	(7,194)
Long-term portion of lease liabilities	$752	$15,277

Interest expense on lease liabilities is included as part of finance costs in the consolidated statement of operations. Interest on the lease liabilities was $6,030 for the year ended December 31, 2020.

On August 12, 2021, the Company gave a notice of early termination of a master services agreement entered into with a CDMO with whom it has a contract pertaining to its former plasma-derived therapeutics business, using the available 5-year early cancellation notification period set forth under the CDMO contract which resulted in a decrease in the term of the contract by 3.8 years. A portion of the commitments under this CDMO contract are accounted for as a lease liability while the non-lease commitment is being accounted for as an onerous contract provision since June 2021 (note 14). The financial impact of revising the lease term to reflect the effect of exercising the termination option was a decrease in lease liabilities of $2,529 and the gain on this transaction was recorded as part of the net loss from discontinued operations for the year ended December 31, 2021.

In August 2022, the Company terminated a CDMO agreement (note 6) which resulted in the payment of $5,500 towards the portion of the agreement that was accounted for as a lease liability and a lease modification gain of $16,000 from this particular transaction, as the remainder of the lease liability for this agreement was reduced to $nil.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

14. Provisions

Initial recognition of provisions at June 30, 2021	$21,928
Increase to provisions during the period	439
Effect of foreign exchange difference	(262)
Interest expense	90
Balance at January 1, 2022	$22,195
Decrease to provision during the period	(10,741)
Effect of foreign exchange difference	(226)
Interest expense	393
Payments	(3,930)
Effect of changes in the discount rate	(1,001)
Balance at December 31, 2022	$6,690
Less current portion of provision	(3,400)
Long-term portion of provision	$3,290

The Company had a long-term contract with a CDMO for which it had no use following its decision to exit the plasma-derived therapeutics business (note 13). As such, the Company recorded in June 2021, an initial provision for onerous contract for the non-lease portion of the contract calculated as the discounted value of the estimated purchase commitment set forth under the contract using the available 5-year early cancellation notification period. In August 2021, the Company sent the CDMO an early termination notice and the provision was adjusted to reflect the revised maturity date of the contract. The payments under the lease and non-lease portions are variable since there is a CAD/USD foreign exchange variation component that affects each portion, however the total purchase commitment under the lease remains the same at $9,000 per year. As such, the effects of the foreign exchange differences have on the computation of the carrying value of the provision from period to period essentially offset by the opposite variation of the foreign exchange differences on the lease portion, or the lease liability, of this same contract (note 13).

In August 2022, the Company terminated the CDMO agreement (note 6) which resulted in the payment of $3,930 towards the portion of the agreement accounted for as an onerous contract provision and the adjustment of the provision to reflect the remaining $6,800 of future disbursements. This resulted in the reversal of the provision of $10,741 at the termination date. Subsequent to December 31, 2022, the Company paid $3,400 representing the current portion of the provision. The final and remaining payment of $3,400 will be paid in January, 2024.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

15. Warrant liability

On February 1, 2023, the Company performed a ten-to-one share consolidation of its common shares, stock options and warrants. The quantities and per unit prices presented throughout the consolidated financial statements, including this note, have been retroactively adjusted to give effect to the share consolidation.

2020

As part of the consideration for the private placement completed on November 3, 2020 (note 17a) where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement made on November 25, 2020, the Company issued a total of 789,472 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 55.0 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is the CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

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

2021 and 2022

The fair value of the November 2020 warrants was $106 at December 31, 2022 ($1,754 at December 31, 2021) and the gain of $1,648, resulting from the change in fair value of the November 2020 warrants during the year ended December 31, 2022 ($9,886 during the year ended December 31, 2021) was recognized in the consolidated statement of operations. The fair value for the November 2020 warrants held by SALP was $53 and $877 at December 31, 2022 and 2021.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	December 31,	December 31,
	2022	2021
Underlying common share fair value (in USD)	$3.25	$10.90
Remaining life until expiry	2.8	3.8
Volatility	51.0%	56.0%
Risk-free interest rate	4.26%	1.13%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$—	$0.80
Fair value of exercise price adjustment mechanism (in USD)	$0.12	$1.63
Illiquidity discount	20.0%	28.0%
Fair value of a warrant (in USD)	$0.10	$1.75
Fair value of a warrant (in CAD)	$0.13	$2.22

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

16. Long-term debt

	2022	2021
Balance at January 1	$38,311	$40,532
Stated and accreted interest	520	4,388
Conversion of secured convertible debt into shares	—	(2,664)
Repayment of principal	(39,123)	—
Repayment of stated interest	—	(3,945)
Loss on extinguishments of liabilities	292	—
Balance at December 31	$—	$38,311

At December 31, 2022 and 2021, the carrying amount of the debt comprised the following loans:

	December 31,	December 31,
	2022	2021
First term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 15.05%) 1)	$—	$9,188
Second term loan having a principal of $29,123 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 1)	—	29,123
	$—	$38,311
Less current portion of long-term debt	—	—
Long-term portion of long-term debt	$—	$38,311

1) The first and second term loans issued under the consolidated loan agreement with SALP were secured by all the assets of the Company and required that certain covenants be respected including maintaining an adjusted working capital ratio. In February 2022, these loans were repaid in full and the related security interests were released.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

2022

On February 15, 2022, the Company repaid the entirety of the first and second term loans, representing an aggregate principal amount of $39,123 and the stated interest accrued of $484, for an amount of $39,123, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The difference of $292 between the carrying amount of the loans extinguished and the cash payment was recorded as a loss on extinguishment of liabilities. The Company incurred $40 in legal fees in relation to this transaction, which were recorded against the loss on extinguishment of liabilities.

The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP included in other long-term liabilities and the recognition of a gain on extinguishment of liabilities of $120.

In concurrence with the repayment, the 16,873 warrants held by SALP and having an exercise price of $152.10 per common share (note 17c) were cancelled.

2021

Concurrently with the Fairhaven acquisition that closed on July 17, 2020, the Company issued secured convertible debentures, or SCD, to certain former Fairhaven shareholders, for an aggregate principal amount of $2,410 and bearing an interest rate of 8% per annum, compounded quarterly. The SCD were due on the earlier of i) March 31, 2022, the maturity date, unless converted into common shares of the Company prior to the maturity date or ii) upon a change of control event. At any time prior to the maturity date, the SCD holders have the right to convert the SCD into common shares of the Company.

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

On October 20, 2021, the Company exercised its right to convert the entirety of its SCD, having a balance of $2,664 on the conversion date into 109,857 common shares of Liminal, using a conversion price of $24.20 (USD 19.60) calculated as the volume weighted average trading price of the shares in the five trading days immediately preceding the conversion. Liminal’s conversion right became exercisable upon the occurrence of an event which resulted in the Company having a cash balance over $75,000. The difference between the carrying value of the SCD and the fair value of the common shares issued and recorded in share capital of $2,589, calculated using the closing trading price on the conversion date, was $75 and was recorded as a gain on extinguishment of a liability.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

17. Share capital and other equity instruments

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post-consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these audited annual consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

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

No preferred shares have been issued. Apart from the share consolidation, there were no changes in the issued and outstanding common shares during the year ended December 31, 2022. At December 2022 and 2021, the number of common shares outstanding were as follows:

		2022		2021
	Number	Amount	Number	Amount
Balance - beginning of year	3,104,222	$979,849	2,994,350	$977,261
Shares issued pursuant to a restricted share units plan (note 17b)	—	—	14	—
Shares issued upon conversion of debt	—	—	109,858	2,588
Balance - end of year	3,104,222	$979,849	3,104,222	$979,849

2021

On October 20, 2021, the Company exercised its right to convert, the entirety of its secured convertible debt (note 16) into 109,858 of its common shares.

2020

On January 29, 2020, the Company issued 9,683 common shares as a consideration for the final payment for a license acquired in January 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the year ended December 31, 2020.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

b) Contributed surplus (Share-based payments)

Stock options

The Company has established a stock option plan for its directors, officers, employees and service providers. The plan provides that the aggregate number of shares reserved for issuance at any time under the plan may not exceed 374,971 common shares and the maximum number of common shares, which may be reserved for issuance to any individual, may not exceed 5% of the outstanding common shares. The stock options issued under the plan may be exercised over a period not exceeding ten years from the date they were granted. Most of the stock options outstanding have a contractual life of 10 years.

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

For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the years ended December 31, 2022 and 2021 were as follows:

		2022		2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance - beginning of year	102,805	$215.29	248,591	$187.11
Forfeited	(1,168)	143.47	(132,178)	143.32
Expired	(8)	21,225.00	(13,608)	399.56
Balance - end of year	101,629	$214.46	102,805	$215.29

For options having a USD exercise price, the changes in the number of stock options outstanding during the years ended December 31, 2022 and 2021 were as follows:

		2022		2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance - beginning of year	74,900	$34.88	30,500	$46.98
Granted	70,850	6.33	49,200	28.02
Forfeited	(14,834)	16.43	(3,800)	41.04
Expired	—	—	(1,000)	42.70
Balance - end of year	130,916	$21.52	74,900	$34.88

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

2022

In March 2022, 16,500 stock options having an exercise price of USD 10.20 and vesting over a period of up to four years were issued to executives and a member of the Board of Directors. In June 2022, 44,350 stock options having an exercise price of USD 5.40 and vesting over a period of up to four years, were issued to executives, members of the Board of Directors and employees. Finally, in December, 2022, 10,000 stock options having an exercise price of USD 4.10 and vesting over a period up to four years, were issued to a member of the Company's key management.

2021

In January 2021, 4,000 stock options having an exercise price of USD 53.40, of which 2,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In June 2021, 5,000 stock options having an exercise price of USD 40.90, of which 2,500 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In July 2021, 5,000 stock options having an exercise price of USD 39.30, of which 1,250 stock options vested on October 1, 2021 and the remaining stock options vest over a period up to one year, were issued to members of the Board of Directors. In October 2021, 35,200 stock options, having an exercise price of USD 21.70 and vesting over a period of up to four years, were issued to employees.

2020

In March 2020, Liminal’s board of directors approved a plan to reduce the exercise price of the stock options issued in June 2019, held by active employees and directors at the time of the repricing. On May 26, 2020, a revised exercise price, pending approval, of $152.10 was determined, changing the exercise price to the higher of (i) $152.10 and (ii) the five trading-day VWAP of Liminal common shares on the repricing date. On June 8, 2020, the repricing of 192,990 of the outstanding stock options having exercise prices of $270.00 and $360.00 to the revised exercise price was approved at the Company’s annual shareholder meeting.

Although the stock options were not repriced until May 26 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using the revised exercise price of $152.10, the Company calculated the final incremental fair value of the repricing on the grant date of May 26, 2020 to be $2,998. The incremental grant date fair value of the repriced options was estimated based on the Black-Scholes option-pricing model calculated before and after the effect of the repricing. The following Black-Scholes assumption were used:

Expected dividend rate	—
Expected volatility of share price	93.2%
Risk-free interest rate	0.4%
Expected life in years	6.3
Weighted average grant date incremental fair value	$15.54

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

In June 2020, 43,657 stock options, having an exercise price of $140.60 and vesting over a period of up to four years, were issued to employees and directors. In October 2020, 2,000 stock options, having an exercise price of US$108.00 and vesting over a period of three years were issued to a new director. In December 2020, 28,500 stock options having an exercise price of US$42.70, of which 9,500 stock options vested immediately and the remaining stock options vest over a period up to three years, were issued to key management.

During the year ended December 31, 2020, 539 stock options were exercised resulting in cash proceeds of $82 and a transfer from contributed surplus to share capital of $85. The weighted average share price on the date of exercise of the stock options during the year ended December 31, 2020 was $184.70.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Expected dividend rate	—	—	—
Expected volatility of share price	116.0%	115.0%	100.5%
Risk-free interest rate	2.97%	1.21%	0.5%
Expected life in years	6.8	6.7	6.7
Weighted average grant date fair value	$7.18	$28.52	$85.08

At December 31, 2022, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CAD	outstanding	(in years)	($)	exercisable	($)
$119.90-$146.35	16,288	7.30	$136.79	12,390	$136.53
$146.36-$211.05	79,793	6.43	152.10	65,168	152.10
$211.06 - $2,130.00	5,025	6.43	358.66	5,025	358.66
$2,130.01-$20,700.00	523	5.48	10,761.57	523	10,761.57
	101,629	6.56	$214.46	83,106	$229.04
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in USD	outstanding	(in years)	(USD)	exercisable	(USD)
$4.10-$4.75	10,000	9.95	$4.10	—	$—
$4.76-$7.80	39,550	9.43	5.40	3,250	5.40
$7.81 - $15.95	16,500	9.24	10.20	—	—
$15.96-$41.80	34,866	8.69	26.98	18,292	31.76
$41.81 - $108.00	30,000	7.94	48.48	24,332	48.04
	130,916	8.91	$21.52	45,874	$38.53

A share-based payment compensation expense of $1,864 was recorded for the stock options for the year ended December 31, 2022 ($4,252 and $6,169 for the year ended December 31, 2021 and 2020 respectively).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

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

Changes in the number of RSU outstanding during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021	2020
Balance - beginning of year	—	421	1,757
Forfeited	—	(5)	(5)
Released	—	(14)	(1,036)
Paid in cash	—	(402)	(295)
Balance - end of year	—	—	421

2022 and 2021

There have been no expenses recorded in 2022 or in 2021 for RSU.

During the year ended December 31, 2021, 402 RSU were paid in cash resulting in a reduction to contributed surplus of $20.

2020

During the year ended December 31, 2020, 295 RSU were paid in cash resulting in a reduction to contributed surplus of $40. As at December 31, 2020, all 421 outstanding RSU were vested. A share-based payment compensation expense of $65 was recorded during the year ended December 31, 2020.

Share-based payments expense

The total share-based payments compensation expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 as indicated in the following table:

	2022	2021	2020
Research and development expenses	$821	$936	$2,430
Administration expenses	1,043	3,760	3,248
Loss from discontinued operations	—	(444)	556
	$1,864	$4,252	$6,234

c) Warrants

The following table presents the number of warrants outstanding with an exercise price in CAD during the years ended December 31, 2022 and 2021:

		2022		2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance of warrants - beginning of year	17,273	$843.30	17,273	$843.30
Cancelled (note 16)	(16,873)	152.10	—	—
Balance of warrants - end of year	400	$29,999.84	17,273	$843.30

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The following table presents the changes in the number of warrants outstanding with an exercise price in USD during the years ended December 31, 2022 and 2021:

		2022		2021
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance of warrants - end of year	789,472	$55.00	789,472	$55.00

The 789,472 warrants shown in the table above, are those accounted for as a warrant liability (note 16) and are included in this note in order that all the outstanding warrants are presented in aggregate in the tables above.

The warrants outstanding as at December 31, 2022, their exercise price in CAD or in USD, expiry rate and the overall weighted average exercise price in both currency are as follows:

	Number	Expiry date	Exercise price (CAD)
Warrants outstanding with an exercise price in CAD	400	January 2023	$30,000.00
	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	789,472	November 2025	$55.00

On February 15, 2022, the 16,873 warrants having an exercise price of $152.10 were cancelled.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

18. Non-controlling interests

The proportion of ownership the Company had in subsidiaries not wholly-owned at December 31, 2022 and December 31, 2021 were as follows:

Name of subsidiary	Place of incorporation	Proportion of ownership interest held by group
		December 31, 2022	December 31, 2021
Pathogen Removal and Diagnostic Technologies Inc.	Delaware, U.S.	100%	77%
NantPro Biosciences, LLC	Delaware, U.S.	73%	73%

NantPro Biosciences, LLC is a dormant partnership, previously part of the plasma-derived therapeutics segment and had no operations in 2022 and 2021.

On August 8, 2022, the Company acquired for USD 30, 100% of the outstanding preferred and common shares, resulting in Liminal now having a 100% ownership of our subsidiary Pathogen Removal Diagnostic Technologies Inc., or PRDT. As a result of the acquisition of the non-controlling interests, or NCI, in PRDT, the NCI share in the results of PRDT will be nil from the transaction date onwards, in the consolidated statement of operations. The balance of the NCI on the statement of financial position on August 8, 2022, a debit of $8,634, was reclassified against the deficit account during the year ended December 31, 2022.

The results of operations of PRDT in 2022 up until the transaction date and for the comparative periods in 2021 and 2020 and the portion of the net and comprehensive loss attributed to the non-controlling interests are presented below:

Year ended December 31	2022	2021	2020
Royalty revenues	$157	$565	$572
Royalty expenses	308	(88)	(128)
Research and development expenses	(84)	(244)	(196)
Administration expenses and foreign exchange (gains) losses	2,665	(946)	(1,506)
Net income (loss) and comprehensive income (loss)	$3,046	$(713)	$(1,258)
Income (loss) attributable to non-controlling interests	$122	$(669)	$(832)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

19. Capital management

The Company defines its capital as shareholders’ equity including warrants presented as a liability and financial instruments of a long-term nature (including the current portion) less cash.

	December 31,	December 31,
	2022	2021
Warrant liability	$106	$1,754
Lease liabilities	1,487	22,471
Provisions	6,690	22,195
Long-term debt	-	38,311
Total equity	36,208	33,881
Cash	(37,144)	(108,490)
Total capital	$7,347	$10,122

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

20. Revenues from continuing operations

	2022	2021	2020
Royalty revenues	$401	$565	$572
Rental revenue	—	78	152
	$401	$643	$724

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

21. Supplemental information

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

The Company also recognized research and development tax credits during the years ended December 31, 2022, 2021 and 2020. These grants were recorded as a reduction of salary expenses and other related charges and are recognized as follows in the consolidated statement of operations:

Year ended December 31	2022	2021	2020
Government grants recognized in research and development expenses, continuing operations:
Salary subsidy	$—	$372	$1,017
Rent subsidy	—	140	108
Research and development tax credits	135	124	426
	$135	$636	$1,551
Government grants recognized in administration expenses, continuing operations:
Salary subsidy	$14	$325	$1,457
Rent subsidy	—	86	63
	$14	$411	$1,520
Government grants recognized in loss from discontinued operations:
Salary subsidy	$—	$2,502	$4,758
Rent subsidy	—	682	426
Research and development tax credits	—	116	1,332
	$—	$3,300	$6,516

ii) Finance costs

Year ended December 31	2022	2021	2020
Interest accretion on long-term debt	$521	$4,388	$2,209
Financing fees on warrant liability	—	—	709
Interest expense on provisions	393	90	—
Other interest expense, transaction and bank fees	(142)	413	485
Interest expense on lease liabilities	1,081	3,754	6,030
Lease modification and other remeasurements	(16,019)	—	—
Interest income	(775)	(73)	(451)
	$(14,941)	$8,572	$8,982

The table above includes financing costs from continuing and discontinued operations. Financing costs from discontinued operations for the years ended December 31, 2022, 2021 and 2020 were $16,019, $2,242, and $6,083, respectively, and mainly represented interest expense on lease liabilities and a gain on modification of a liability (note 6).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

iii) Employee compensation expense

Year ended December 31	2022	2021	2020
Wages and salaries	$8,336	$19,731	$32,410
Employer's benefits	1,762	3,201	5,443
Share-based payments expense	1,864	4,252	6,234
	$11,962	$27,184	$44,087

The table above includes employee compensation expense from continuing and discontinued operations. Employee compensation expenses from discontinued operations for the year ended December 31, 2022, 2021 and 2020 were $nil, $9,958 and $23,146, respectively.

b) Information by geographic area

i) Capital, intangible and right-of-use assets by geographic area

	2022	2021
Canada	$8,345	$10,041
United Kingdom	385	567
	$8,730	$10,608

ii) Revenues by location from continuing operations

	2022	2021	2020
Canada	3	78	152
United Kingdom	398	565	572
	$401	$643	$724

Revenues are attributed to countries based on the location of the third party.

22. Pension Plan

The Company maintains a defined contribution pension plan for its permanent employees. The Company matches the contributions made by employees who elect to participate in the plan up to a maximum percentage of their annual salary. The Company’s contributions recognized as an expense, for continuing and discontinued operations in aggregate, for the year ended December 31, 2022 amounted to $299 ($598 and $1,055 for the years ended December 31, 2021 and 2020, respectively).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

23. Impairment losses

2022

During the year ended December 31, 2022, impairment losses were $nil.

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

2020

At the end of 2020, in reviewing its portfolio of compounds in the small molecule therapeutics segment, the Company identified impairment indicators for certain patents. One of the patent families impaired concerned a molecule that had entered into a phase 1 clinical trial in 2019 that was subsequently discontinued after the review of the pharmacokinetic data for the first three cohorts obtained. Following additional pre-clinical studies conducted in 2020 to further the Company’s understanding of the mechanism of action, or MOA, lead to findings that the MOA included engaging a receptor which has been known in other products which engage the same receptor to occasionally cause undesirable side effects. Subsequently, management decided that the preclinical and clinical development activities associated with demonstrating that such molecule did not induce such side effects would be both time-consuming and costly and therefore the future development has been suspended. Another patent family impaired concerned another molecule that is licensed for development with a third party, whose research and development work we believe to be delayed from the agreed upon timelines and is unlikely to perform significant development in the near future. Further, the development of another compound was deprioritized, as the Company wishes to prioritize development of its lead compound fezagepras, as well as GPR84 and OXER1 drug candidates, which led to the impairment of the related patents. These small molecules patents were written down to their net recoverable amount of $nil, as both the FVLCD and the value in use were determined to be insignificant, resulting in an impairment of $1,072 for the year ended December 31, 2020 (note 11). During the year, the Company also recorded software impairments amounting to $15 (note 11).

24. Income taxes

The income tax expense (recovery) reported in the consolidated statement of operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Current income tax recovery	$(811)	$—	$(144)
Deferred income tax expense	286	118	(65)
Income tax expense (recovery) from continuing operations	(525)	118	(209)
Current income tax expense from discontinued operations (note 6)	—	1	8
Total income tax expense (recovery)	$(525)	$119	$(201)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The following table provides a reconciliation of the income tax expense (recovery) calculated at the combined statutory income tax rate to the income tax expense (recovery) for both continuing and discontinued operations, recognized in the consolidated statements of operations.

	2022	2021	2020
Net loss before tax from continuing operations	$(29,441)	$(44,945)	$(49,230)
Net income before tax from discontinued operations	29,538	57,277	(69,728)
Combined Canadian statutory income tax rate	26.5%	26.5%	26.5%
Income tax expense (recovery) at combined income tax rate	26	3,268	(31,524)

Increase (decrease) in income taxes resulting from:
Unrecorded potential tax benefit arising from current-period losses and other deductible temporary differences	(2,330)	1,658	33,238
Effect of tax rate differences in foreign subsidiaries	406	9,756	1,101
Non-deductible or taxable items	3,141	(6,149)	(157)
Change in future tax rate	(1,008)	(5,354)	(1,455)
Research and development tax credit	65	(3,012)	(494)
Foreign withholding tax	(811)	—	—
Non-taxable gain on disposition of subsidiary (note 6)	—	—	(896)
Other	(14)	(48)	(14)
Income tax expense (recovery)	$(525)	$119	$(201)

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Deferred tax relates to the following in the consolidated statement of financial position:

Year ended December 31	2022	2021
Deferred tax assets
Tax losses (non capital)	$133,917	$118,276
Tax losses (capital)	49,896	7,393
Research and development expenses	6,818	7,124
Unrealized loss on exchange rate	2	—
Undeducted financing expenses	695	1,180
Right of use liabilities	335	5,606
Share based payments	1	1
Penalty Prepayment	3,611	5,993
Interest expenses carried forward	191	2,646
Non-deductible provisions	1,968	5,986
Donations	7	270
Intangible assets	266	683
Capital Assets	1,363	1,212
Start-up expense	272	401
Total deferred tax assets	$199,342	$156,771

Deferred tax liabilities:
Capital assets	$(11)	$(200)
Intangible Assets	(42)	—
Right of use assets	(259)	(143)
Unrealized gain on exchange rate	(1,602)	(436)
Other	—	(8)
Total deferred tax liabilities	$(1,914)	$(787)

Deferred tax assets	$197,428	$155,984
Unrecognized deferred tax assets	(197,260)	(155,530)
	$168	$454

Reflected in the consolidated statement of financial position for the years ended December 31, 2022 and 2021 as follows:

	2022	2021
Balance - beginning of year	$454	$572
Credited to profit and loss	(286)	(118)
Balance - end of year	$168	$454

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

Deferred tax relates to the following in the consolidated statement of operations:

Year ended December 31	2022	2021	2020
Deferred tax assets
Tax losses (non capital)	$(15,640)	$42,309	$(38,535)
Tax losses (capital)	(42,503)	(7,312)	(81)
Research and development expenses	306	15,381	8,607
Unrealized loss on exchange rate	(2)	1,434	(568)
Undeducted financing expenses	484	1,017	327
Right of use liabilities	5,271	3,007	709
Share based payments	—	350	11
Penalty Prepayment	2,382	2,613	(7,186)
Interest expenses carried forward	2,455	1,424	(1,592)
Non-deductible provisions	4,018	(5,958)	625
Donations	263	(270)	—
Intangible assets	418	12,544	1,037
Capital Assets	(151)	(317)	435
Start-up expense	128	825	274
Other	—	246	(50)
Total deferred tax assets	$(42,571)	$67,293	$(35,987)

Deferred tax liabilities:
Capital assets	$(189)	$(2,607)	$(2,528)
Intangible Assets	42	(5)	(5)
Right of use assets	116	(1,463)	(3,877)
Trade and other payables	—	(892)	(12)
Unrealized gain on exchange rate	1,166	40	(127)
Other	(8)	8	—
Total deferred tax liabilities	$1,127	$(4,919)	$(6,549)

Deferred tax assets	$(41,444)	$62,374	$(42,540)
Unrecognized deferred tax assets	41,730	(62,256)	42,475
	$286	$118	$(65)

At December 31, 2022, the Corporation has non-capital losses of $543,495 ($439,706 for the year ended December 31, 2021) of which $426,005 ($371,146 for the year ended December 31, 2021) are available to reduce future taxable income for which the benefits have not been recognized. These non capital losses expire at various dates from 2023 to 2041 (except for the non-capital losses in the United Kingdom and US losses that arose after 2017 which do not expire as they have an indefinite life).

Capital losses arising in Canada can only be utilized to shelter future capital gains.

At December 31, 2022, the Corporation also has federal unused research and development expenses of $33,925 (provincial $15,035), of which $33,291 are available to reduce future taxable income for which the benefits have not been recognized. These expenses can be carried forward indefinitely.

At December 31, 2022, the Corporation also had unused federal tax credits available to reduce future income tax in the amount of $9,826 ($8,980 for the year ended December 31, 2021), expiring between 2024 and 2042. These credits have not been recorded nor have any deferred income tax assets been recognized in respect to those tax credits.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The unused non-capital losses expire as indicated in the table below:

	Canada		Foreign
At December 31, 2022	Federal	Provincial	Countries
Losses carried forward expiring in:
2027	$3,510	$3,495	$—
2028	—	—	$—
2029	—	—	—
2030	—	—	—
2031	—	—	—
2032	1,001	995	—
2033	4,610	4,606	—
2034	7,760	9,807	—
2035	12,565	12,563	—
2036	14,468	14,467	—
2037	7,393	7,394	—
2038	6,594	6,595	—
2039	26,330	26,305	—
2040	37,884	37,751	—
2041	40,013	40,061	—
2042	31,415	32,494	—
	$193,543	$196,533	$—
Not expiring - UK	—	—	225,566
Not expiring - US (post 2017) 1)	—	—	4,800
	$193,543	$196,533	$230,366

1) As a result of the conversion of the parent's debt into Liminal shares on April 23, 2019, more than 50% of the issued shares of Liminal were owned by a single shareholder at December 31, 2022. US tax rules impose restrictions that will impact how $122,290 of losses are available to shelter income in future taxation years. As a result of the US restrictions, approximately $117,490 of losses will no longer be available to the company and are not presented in the available tax loss table presented above. The Company has $4,800 of U.S. tax loss carryforwards which arose after April 23, 2019 not subject to these limitations. A deferred tax asset has not been recognized for any loss carryforwards at December 31, 2022.

25. Basic and diluted earnings per share

The Company presents basic and diluted earnings per share, or EPS, data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

For the years ended December 31, 2022, 2021 and 2020, all warrants, stock options and RSU were anti-dilutive since the Company reported net losses from continuing operations. The secured convertible debentures issued in 2020 and subsequently converted into common shares in 2021 were also anti-dilutive during the period they were outstanding.

The numbers for the average basic and diluted shares outstanding presented in the consolidated statements of operations for the year ended December 31, 2022 have been adjusted in order to reflect the effect of the share consolidation that took place on February 1, 2023 (note 17a).

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

26. Related party transactions

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

At December 31, 2022 and 2021, a former CEO had a balance of $197 and $283, respectively, owing to the Company under a tax equalization program. The amounts are required to be repaid to the Company following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At December 31, 2022, the Company received the reimbursement of the first year. The remaining amount is expected to be received once the tax return of the second and final year of the program has been assessed by the appropriate government agencies.

All material transactions with SALP are disclosed in notes 15 and 16 where the particular transactions are disclosed, and otherwise in this note.

During the year ended December 31, 2022, the Company also recorded and paid legal expenses of $416 and $349 respectively ($326 and of $181 respectively in 2021), incurred by SALP that it is required to reimburse pursuant to the subscription agreement signed with SALP on April 14, 2019.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

27. Compensation of key management personnel

The Company’s key management personnel comprise the external directors, officers and executives which included 11 individuals in 2022, 16 individuals in 2021 and 20 individuals in 2020. The remuneration of the key management personnel during the years ended December 31, 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Current employee benefits1)	$3,865	$5,466	$6,153
Pension costs	34	78	115
Share-based payments	1,521	4,351	4,917
Termination benefits	—	406	319
	$5,420	$10,301	$11,504

1) Current employee benefits include salaries, bonuses, other employee benefits, other than those listed in the table and director fees paid in cash. In 2022, it also includes the fees paid to a consultant for the salary of the interim CFO for an amount of $407 covering the period from February 2022 to November 2022.

28. Commitments

In the normal course of business, the Company enters into license agreements for the market launching or commercialization of products. Under a royalty stream agreement entered into January 2022, the Company has made a minimum upfront payment of $400 which can be used to reduce future royalty payments calculated as a low-single digit percentage of net sales on products and a low-single digit percentage of license revenues in regard to certain small molecule product candidates targeted by the agreement. A licensing agreement requires a royalty calculated as a low-single digit percentage of net sales on products for a certain small molecule drug candidate. Under licensing agreements pertaining to the Company's former bioseparation business, the Company must pay royalties ranging from a low-single digit to a mid-double digit percentage on the royalty revenues it earns from a sub-licensing agreement.

At December 31, 2021, SALP had the right to receive, under a royalty stream agreement, minimum royalty payments and a 2% royalty on future revenues relating to patents of a specified small molecule product candidate and analogues. The obligations under this royalty agreement were secured by all the assets of the Company until the expiry of the last patent covered by this agreement. In the case where royalties based on revenues became payable, the minimum royalty previously paid would be deducted from future remittances. In February 2022, the royalty stream agreement was terminated.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

29. Legal proceedings

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

The Plaintiffs’ request in damages has gone from almost $700 million initially to almost $950 million in damages, approximately $905 million of which is based on the loss of future value of the Company’s shares.

The Company believes that the Plaintiffs’ claims are completely without merit and intends to vigorously defend itself. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on the Company’s operating results or financial performance. No provisions have been recorded in the interim financial statements in regard to these claims.

30. Financial instruments and financial risk management

a) Fair value

At December 31, 2022 and 2021, the fair value of financial liabilities for which fair value disclosure is required include the royalty payment obligation, the license acquisition payment obligations and the long-term debt. The fair value of those liabilities approximate the carrying amount of such instruments, except for the long-term debt at December 31, 2021, where the fair value of the debt was estimated at $39,132 while the carrying amount was $38,311 (at December 31, 2022 the fair value and carrying amount was $nil as a result of the repayment of the long term debt in February 2022).

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

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

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

The warrant liability is considered to be a level 3 measurements. Further discussion regarding assumptions used in determining its fair value are discussed in notes 3 and 15.

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

Following the sale of its bioseparation business and its plasma-derived business, the Company no longer has product sales and as such the Company’s exposure to customer credit risk is limited.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. The Company’s current liquidity situation is discussed in note 1.

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

The following table presents the contractual maturities of the financial liabilities as of December 31, 2022:

		Contractual Cash flows
	Carrying amount	Less than 1 year	2-3 years	4 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$5,968	$5,968	$—	$—	$—	$5,968
Lease liabilities	1,487	790	1,022	—	—	1,812
Provisions	6,690	3,400	3,400	—	—	6,800
	$14,145	$10,158	$4,422	$—	$—	$14,580

1) Short-term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

2) The Company has fully repaid its long-term debt in February 2022 (note 16).

Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

i) Interest risk

The Company’s interest-bearing financial liabilities have fixed rates and as such, there is limited exposure to changes in interest payments as a result of interest rate risk. In February 2022, the Company fully repaid its interest bearing long-term debt (note 16).

ii) Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has had operations and suppliers in the U.S. and the U.K. during the past years and therefore a portion of its expenses incurred are in USD and in GBP. The majority of the Company’s revenues from the sale of products in 2021 are part of its discontinued operations, were in USD, which served to mitigate a portion of the U.S. foreign exchange risk relating to the expenditures. In 2021, the proceeds received from the divestment of its discontinued operations (note 6) were in USD resulting in an increased exposure to the USD which is partially mitigated by expenditures denominated in USD from its continuing operations. Financial instruments that have exposed the Company to foreign exchange risk have been cash, receivables, trade and other payables, lease liabilities, license payment obligations. The Company manages foreign exchange risk by holding foreign currencies it received to support forecasted cash outflows in foreign currencies.

As at December 31, 2022 and 2021, the Company’s net exposure to currency risk through financial assets and financial liabilities denominated respectively in USD and GBP was as follows:

	2022		2021
	Amount	Equivalent in	Amount	Equivalent in
Exposure in USD	in USD	full CAD	in USD	full CAD
Cash	2,026,962	2,744,710	78,045,915	99,094,899
Accounts receivable	18,787	25,440	185,954	236,106
Accounts payable and accrued liabilities	(1,388,225)	(1,879,795)	(951,284)	(1,207,845)
Other long-term liabilities	—	—	(77,075)	(97,862)
Long-term derivatives	(78,284)	(106,005)	(1,381,603)	(1,754,221)
Net exposure	579,240	784,350	75,821,907	96,271,077

LIMINAL BIOSCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(In thousands of Canadian dollars, except for per share amounts)

	2022		2021
	Amount	Equivalent in	Amount	Equivalent in
Exposure in GBP	in GBP	full CAD	in GBP	full CAD
Cash	170,845	279,673	2,832,439	4,859,049
Accounts receivable	183,386	300,203	134,605	230,914
Accounts payable and accrued liabilities	(320,774)	(525,108)	(1,026,984)	(1,761,791)
Lease liabilities	(135,675)	(222,100)	(203,186)	(348,566)
Net exposure	(102,218)	(167,332)	1,736,874	2,979,606

Based on the above net exposures as at December 31, 2022, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the CAD against the USD would result in a decrease or an increase of the consolidated total comprehensive loss of approximately $78 while a 10% depreciation or appreciation of the CAD against the GBP would result in a decrease or an increase of the consolidated total comprehensive loss of approximately $17. The Company has not hedged its exposure to currency fluctuations.

31. Subsequent event

In February 2023, the Company's dormant manufacturing facility located in Belleville, Ontario, or Belleville facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale. The carrying amount of the Belleville facility was $3,958 at December 31, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Liminal BioSciences Inc.

/s/ Bruce Pritchard

Name: Bruce Pritchard

Title: Chief Executive Officer

(Principal Executive Officer)

Date: March 15, 2023